                                                                       EXHIBIT 1

DATE: SEPTEMBER 25, 2008

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.
                                  PC 520021924
                                  ("THE BANK")

TO:                                             TO:
THE ISRAELI SECURITIES AUTHORITY                THE TEL AVIV STOCK EXCHANGE LTD.
www.magna.isa.gov.il                            www.mava.tase.co.il

RE: CONVENING CLASS MEETINGS OF SHAREHOLDERS OF THE BANK IN ACCORDANCE WITH THE
     SECURITIES REGULATIONS (PERIODIC AND IMMEDIATE REPORTS), 5730-1970, THE
     COMPANIES REGULATIONS (NOTICE OF GENERAL MEETINGS AND CLASS MEETINGS IN
PUBLICLY-OWNED COMPANIES) 5760-2000, THE COMPANIES REGULATIONS (APPLICATION FOR
                      SETTLEMENT OR ARRANGEMENT) 5762-2002

Following the Bank's Immediate Report dated July 6, 2008 (Reference no.
2008-01-193413) and in accordance with the Securities Regulations (Periodic and
Immediate Reports) 5730-1970 ("THE REPORTING REGULATIONS"), the Companies
Regulations (Notice of General Meetings and Class Meetings in Publicly-Owned
Companies), 5760-2000 ("THE MEETING REGULATIONS") , the Companies Regulations
(Application for Settlement or Arrangement), 5762-2002 ("THE ARRANGEMENT
REGULATIONS") and the Companies Law, 5759-1999 ("THE COMPANIES LAW"), and in
accordance with the ruling of the Tel Aviv District Court dated July 26, 2008 in
Bankruptcy Case 2069/08 ("THE COURT"), and the resolution of the Bank's Board of
Directors dated May 26, 2008, the Bank hereby provides notice of the convening of class meetings of Bank shareholders, on the agenda being the approval of a settlement and arrangement plan between the Bank and its shareholders, to be held on Thursday October 30, 2008, starting at 9:30 at the Bank's offices at 82
Menachem Begin Rd., Tel Aviv ("THE MEETINGS").

1. ON THE AGENDA

     The approval of the settlement and arrangement plan between the Bank and its shareholders according to Section 350 of the Companies Law, attached as
     APPENDIX A to this Immediate Report ("THE ARRANGEMENT PLAN"), in accordance with the terms detailed in the arrangement plan, including the trust agreement attached as APPENDIX B to this Immediate Report ("THE TRUST
     AGREEMENT").

2. SUMMARY OF RESOLUTIONS ON THE MEETINGS' AGENDA:

     GENERAL:

     On July 6, 2008, the Bank filed a request to the Court in accordance with
     Section 350 of the Companies Law and the Arrangement Regulations, to issue an order to convene the following meetings for the purpose of discussing the Arrangement Plan and passing a resolution to approve it:

     A meeting of the Ordinary Preferred shareholders.

     A meeting of the Preference C, CC and CC1 shareholders ("GROUP C").

     A meeting of the Preference D and DD shareholders ("GROUP D").

     An meeting of the Ordinary A shareholders.

     On July 16, 2008, the Court approved the convening of the meetings denoted
     in this report, a decision served upon the Bank on July 21, 2008.

     THE FOLLOWING IS A SUMMARY OF THE ARRANGEMENT PLAN:

     The Arrangement Plan includes the return of the perpetual deposit to the
     Bank (as fixed below) as well as two alternate scenarios: FIRST SCENARIO -
     the sale of most of the Bank's shares and the redemption of their balance by December 31 2009 ("THE DETERMINING DATE"), meaning, finding a purchaser by way of the sales process (to be managed by the Government Companies
     Authority) and the completion of the Bank stock purchase transaction, including payment of most of the proceeds for them by the purchaser. As part of the Arrangement Plan, the shareholders shall agree on a formula to divide the proceeds between the shareholders and shall approve the sales process. SECOND SCENARIO - to apply in the event that the sales process is not completed by the Determining Date. In the framework of this scenario, a settlement was reached regarding the distribution of dividends to Group C shareholders.

     The perpetual deposit derives from the proceeds from the issuing of Bank
     Group C and Group D shares deposited by the Bank at the Ministry of
     Finance. The State paid the Bank back-to-back interest on these proceeds in return for dividends the Bank would distributed over the course of its existence on a quarterly basis to said shareholders ("THE PERPETUAL
     DEPOSIT").

     According to the First Scenario, all of the Bank's shares, with the exception of shares redeemed by the Bank, shall be sold by the State of
     Israel and the public to an outside investor ("THE PURCHASER"), the identity of whom shall be determined after the approval of the Arrangement
     Plan by the Court, by way of a fair and competitive sales procedure and/or by negotiations with certain person or persons, to be managed by the
     Government Companies Authority ("THE SALES PROCESS").

     In addition, as part of this scenario, upon completing the sales process, the Bank shall redeem Group D shares not held by the State of Israel.

     In the event that the sales process is not completed by the Determining
     Date, the Second Scenario shall apply, according to which the Bank shall distribute to Group C shareholders one half of the annual preferred dividends (6%) accrued between July 1 2002 and July 31 2008, while at the same time the State of Israel shall pay the Bank interest in the same amount, resulting from a portion of the perpetual deposit deriving from the proceeds from the issuing of Group C shares ("THE COMPROMISE DIVIDEND").

     According to each of the above scenarios, on July 31 2008 or upon approval of the plan by the Court, whichever is later ("the PERPETUAL DEPOSIT
     REPAYMENT DATE"): (i) the State of Israel shall redeem the Bank's perpetual deposit, with the exception of the relative portion of the perpetual deposit deriving from the proceeds from the issuing of Group D shares held by the Public, subject to the Bank's commitment that the perpetual deposit funds be diverted first and foremost to repay the balance of the special line of credit granted the Bank by the Bank of Israel (ii) the Bank shall repay the balance Bank of Israel's special line of credit granted by the
     Bank of Israel as part of the Run-Off plan, and (iii) the balance of the perpetual deposit resulting from the proceeds from the issue of Group D shares in the public's hands, shall continue to be managed as a dollar-linked deposit only, and shall be returned to the bank immediately prior to the sale.

     In accordance with its terms, the Arrangement Plan shall primarily be financed by sums granted by the purchaser and from the bank's own means
     (including monies deposited at the Ministry of Finance). However, it must be emphasized that the fulfillment of the First Scenario (meaning the completion of the sales process) depends on finding a purchaser by way of the sales process and on completing the bank stock purchase transaction, including full payment made for them by the purchaser, by the Determining
     Date. If the sale process is not completed by then, the Second Scenario of the Arrangement Plan (returning the perpetual deposit by the State of
     Israel, with the exception of the relative portion of the perpetual deposit for the proceeds from the issuing of Group D shares held by the Public and the repayment of the balance of the credit line to the Bank of Israel, payment of half the deposit resulting from the perpetual deposit for Group
     C shares by the State of Israel to the Bank and distribution of the
     Compromise Dividend) alone shall be implemented.

     The Arrangement Plan is presented as a single unit and cannot be separated to its various components, nor can its terms be changed, except by the
     Bank's approval. The redemption of Group D shares (in the event that the
     Bank stock sales transaction is implemented) or the distribution of
     Compromise Dividends to Group C shareholders (in the event that the Bank stock sales transaction is not implemented), may create a distribution situation not upholding the profit test pursuant to Section 303 of the
     Companies Law and therefore depend upon the approval of the Court, in accordance with the distribution request failing to pass the profit test filed by the Bank on July 6 2008 and attached as APPENDIX C to this
     Immediate Report.

     All of the proceeds from the sale of Group C shares and for Ordinary
     Preferred shares and all the proceeds from the redemption of Group D shares
     (including the dividends in arrears and the premium) shall be held by a trustee, who shall act in accordance with the Trust Agreement (APPENDIX B)
     brought forth for the shareholders' approval as part of the Arrangement
     Plan.

     Furthermore, the Arrangement was designed, among other things, to provide an absolute and comprehensive solution to all legal claims against the Bank and its Officers and thus preventing the filing of additional claims in the future.

     NOTE THAT THE ABOVE DESCRIPTION OF THE ARRANGEMENT PLAN SHALL NOT REPLACE
     THE FULL TEXT OF THE ARRANGEMENT PLAN AS PRESENTED FOR THE APPROVAL OF THE
     SHAREHOLDERS AND THE COURT. FOR FURTHER DETAILS PLEASE SEE THE PLAN
     ATTACHED TO THIS REPORT AS APPENDIX A.

     IN LIGHT OF THE ABOVE, WE PROPOSE THAT THE ARRANGEMENT PLAN BETWEEN THE
     BANK AND ITS SHAREHOLDERS ACCORDING TO SECTION 350 OF THE COMPANIES LAW,
     ATTACHED AS APPENDIX A OF THIS IMMEDIATE REPORT, BE APPROVED IN ACCORDANCE
     WITH THE TERMS DETAILED THEREOF, INCLUDING THE TRUST AGREEMENT ATTACHED AS
     APPENDIX B TO THIS IMMEDIATE REPORT.

3.   NAME OF THE CONTROLLING PARTY WHO AS FAR AS THE BANK IS AWARE HAS A
     PERSONAL INTEREST IN THE TRANSACTION INCLUDED IN SECTION 1 ABOVE

     3.1  The Bank's controlling party, as defined in Section 268 of the
          Companies Law, who may be considered as having a personal interest in the decision regarding the approval of the Arrangement Plan, is the
          State of Israel ("THE STATE OF ISRAEL"), due to its holdings, which as of this Report consist of 45.78% of the Bank's voting rights. In addition, we note that the State holds 80.14% of the Bank's issued and paid capital(1), and the State's personal interest derives from the following factors:

          3.1.1 According to the Arrangement Plan, upon its approval by the
               Bank's shareholders and by the Court, most of the perpetual deposit shall be returned to the bank, thus freeing the State from its liabilities regarding the returned sums. The returned perpetual deposit sums shall be used to repay the credit line granted by the Bank of Israel and which the State of Israel took responsibility for its payment, as far as it is not redeemed by the Bank.

          3.1.2 A portion of the Bank's Group C shareholders ("THE PLAINTIFF
               SHAREHOLDERS") have filed an originating motion pertaining to the renewal of the distribution of dividends on the Bank's preference shares and sought to add the State to the originating motion.
               According to the Arrangement Plan, its approval by the Bank's shareholders and by the Court shall dismiss said motion.

          3.1.3 The Bank has filed an originating motion against the State and the Plaintiff Shareholders, in which it asked for a declaratory ruling, stating among other things that the interest on the perpetual deposit is accrued in the Bank's credit, even in the absence of dividend distribution. The Court has rejected the originating motion and the Bank has filed an appeal. According to the Arrangement Plan, its approval by the Bank's shareholders and by the court shall dismiss said appeal.

-----------------------
1    This rate may increase to 82.04% if 2,636 D shares and 1,306 DD shares, identified by the Bank as purchased by the State, are transferred and listed in its name in the Bank's stockholders register.

          3.1.4 According to the Arrangement Plan, if the sale of the Bank shares is not completed by the Determining Date, or if the Bank is liquidated before such date, the State shall pay the Bank, for the period of July1, 2002 through July 31, 2008 for the portion of the perpetual deposit equal to the dollar nominal value of the
               Bank's Group C shares, interest in the amount of 3% per year only, this while the Bank's position is that starting July 1,
               2002 and until the return of the perpetual deposit, the Bank is entitled to interest on this portion as well in the amount of
               7.5% (or in the event of liquidation, 6% per year).

          3.1.5 According to the Arrangement Plan, if the sale of Bank shares is completed by the Determining Date, the Bank shall assign to the
               Accountant General of the Ministry of Finance ("THE AG") or to
               any third party indicated by the AG, the right to collect the loans granted by the Bank to the Israeli Electric Company Ltd.
               along with state deposits serving as a source for the granting of these loans and the guarantees thereof.

          3.1.6 According to the Arrangement Plan, the State has been authorized to present for sale, along with its own shares, the shares of all other holders of Bank shares (with the exception of Group D shareholders).

          3.1.7 According to the Arrangement Plan, the State shall be in charge of the sale process and even if the sales price surpasses a minimum price set in relation to all Bank shares, it shall be the entity that approves whether the sale is approved or not.

          3.1.8 According to the Arrangement Plan, if the sale of the Bank shares is completed by the Determining Date, the State shall receive a portion of a sum of 110,000 NIS plus VAT, on account of sums paid by it to Professor A. Barnea for the preparation of his proposal concerning the distribution of the proceeds of the sale between the various shareholders, this being relative to the distribution of the proceeds among the Bank's shareholders.

          3.1.9 According to the Arrangement Plan, upon the completion of the
               Arrangement Plan, the shareholders shall waive (fully or
               partially, in accordance with the scenario according to which the
               Arrangement Plan shall be implemented) any claim, of any type or form, against the State of Israel.

4.   APPROVALS NEEDED FOR THE IMPLEMENTATION OF THE TRANSACTION DESCRIBED

     4.1  The Arrangement Plan required the approval of the Bank's Audit
          Committee, the Bank's Board of Directors, the class meeting of Bank shareholders as described in Section 2 above, as well as a written decision from the State as sole holder of B and B1 shares of the Bank.
          Also needed is the approval of the Bank's general meeting for the amendment of Section 7(6) of the Bank's Articles of Association,
          consisting of part of the Arrangement Plan (a separate general meeting shall be convened for said approval). The approvals of the Audit
          Committee and the Board of Directors were granted on May 26, 2008 as detailed in Section 5 below.

     4.2  In accordance with the provisions of Section 350 of the Companies Law, the required majority for the approval of the Arrangement Plan is a majority of the votes of shareholders participating in the vote, with the exception of abstainees, holding 75% of the representative value at the meeting (in accordance with Section 11.1 below).

5.   REASONING OF THE AUDIT COMMITTEE AND BOARD OF DIRECTORS FOR THE APPROVAL OF
     THE TRANSACTION DESCRIBED

     The decision of the Bank's Audit Committee and Board of Directors was
     reached, among other things, based on opinions presented to the Audit
     Committee and Board members and based on the document presented by
     Professor A Barnea on March 9 2008, attached to the Arrangement Plan request. The reasons given by the Board of Directors and the Audit
     Committee for the approval of the Arrangement Plan are as follows:

     5.1  Based, among other things, upon the aforementioned opinions and documents, the Arrangement Plan is fair to the shareholding public and may benefit them more than the Bank's possible liquidation.

     5.2  The Arrangement Plan does not harm the Bank's interests.

6.   NAMES OF DIRECTORS WHO PARTICIPATED IN THE APPROVAL OF THE TRANSACTION
     DESCRIBED

     6.1  Participating in the discussion and vote at the May 26, 2008 meeting of the Bank's Audit Committee, in which the filing of the Arrangement
          Plan was approved, were: Y. Beinish, S. Eshbol, Y. Eisner, A. Green
          (outside director) and A. Hildesheimer (outside director).

     6.2  Participating in the discussion and vote at the May 26, 2008 meeting of the Bank's Board of Directors, in which the filing of the
          Arrangement Plan was approved, were: R. Cohen, A. Olshansky, M.
          Gavish, R. Armon, Y. Beinish, S. Eshbol, Y. Eisner, A. Green (outside director) and A. Hildesheimer (outside director).

     6.3  No directors objected to the filing of the Arrangement Plan in the above meetings.

7.   NAMES OF BANK DIRECTORS WHO, AS FAR AS THE BANK KNOWS, HAVE A PERSONAL
     INTEREST IN THE TRANSACTION INCLUDED IN THIS REPORT AND THE NATURE OF SAID
     INTEREST

     R. Cohen, A. Olshansky, M. Gavish. R. Armon, Y. Beinish, S, Eshbol, Y.
     Eisner, A. Green (outside director) and A. Hildesheimer (outside director), are all members of the Bank's Board of Directors who may be seen as having a personal interest in the approval of the Arrangement Plan, this due to the fact that with the execution of the Arrangement Plan, the shareholders shall waive (in whole or in part, depending upon the scenario according to which the Arrangement Plan is implemented) any claim and/or demand and/or suit, including pending suits, against the Bank's Officers (as defined in the Companies Law). In addition, in the event that the Arrangement Plan is carried out in the framework of the First Scenario detailed above (the sale of most of the Bank's stock and the redemption of the balance), the Bank shall waive any suit, demand or claim against the Bank's Officers (as defined in the Companies Law).

8.   LOCATION AND DATE OF CLASS MEETINGS; ELIGIBILITY FOR THE CLASS MEETINGS AND
     MANNER OF VOTING

     8.1  We hereby give notice of the convening of a class meeting of the Bank to take place on Thursday, October 30, 2008, at the time detailed below in the Bank's offices, at 82 Menachem Begin Rd. Tel Aviv, with on the agenda being the approval of the arrangement plan, including the Trust Agreement detailed in Section 3 above. The class meetings shall be convened at the following hours:

          Meeting of Ordinary Preferred shareholders at 09:30.

          Meeting of Group C shareholders at 10:00.

          Meeting of Group D shareholders at 10:30.

          Meeting of Ordinary A shareholders at 11:00.

     8.2  Shareholders participating in votes detailed above shall inform the
          Bank prior to the vote, whether or not they have any personal interest in the transaction brought before the class meetings for approval.
          Shareholders failing to provide information in this regard shall not vote at the meetings and their vote shall not be counted.

          In addition, the following is made clear:

          8.2.1 The State shall not participate in the class meetings discussed in this Report.

          8.2.2 Holders of Ordinary A shares shall participate in Ordinary A shareholder class meetings only, even if they also hold other types of shares.

          8.2.3 A Shareholder holding shares from Group C as well as Ordinary
               Preferred shares, shall declare, at the meeting or on his
               ballot/power of attorney/consent or objection notice, the number of shares he holds of each of the classes of shares. Such a shareholder shall participate in the class meetings in which the rate of his holdings (in percentage) is highest.

     8.3  In accordance with Section 182(b) of the Companies Law, the determining date for eligibility for participation and voting in class meetings as well as for voting via written ballot in accordance with the Companies Regulations (Voting in Writing and Position Papers)
          5766-2005 ("THE VOTING REGULATIONS") is the end of stock exchange trade of the Bank's securities on October 2, 2008 (hereinafter: "THE
          DETERMINING DATE").

     8.4  A shareholder with shares listed in his name at stock exchange members, with said shares included among shares listed in the shareholders register in the name of the nominee company, interested in voting in class meetings, shall be required to prove his ownership for the purpose of voting at the class meeting. A shareholders shall provide the Bank with appropriate confirmation from the stock exchange members in whose name the right to the share is listed, in the matter of his ownership of the share on the Determining Date, in accordance with the Companies Regulations (Proving Ownership of a Share for the
          Purpose of General Meeting Voting) 5760-2000.

     8.5  Shareholders may receive the confirmation of ownership at the stock exchange member's branch or via mail, in return for shipping fees, if requested. A request for this matter shall be given in advance to a specific securities account.

     8.6  Any shareholder may appoint an agent to appear and vote on his behalf:
          the power of attorney or other letter of authorization authorizing this appointment, or notarized copies, shall be deposited at the Bank no less than 48 hour before the time set for the beginning of the meeting.

9.   REQUIRED MAJORITY TO PASS THE DECISION DESCRIBED ABOVE

     In accordance with Section 350 of the Companies Law, the majority required to approve the Arrangement Plan is a majority of shareholders present at the vote, with the exception of abstainees, holding 75% of the value represented in the meeting (in accordance with Section 11.1 below).

10.  WRITTEN VOTES AND POSITION PAPERS

     10.1 Shareholders may vote on any subject on the agenda of class meetings via written ballot, as stated in Section 8.2 above.

     10.2 The addresses of the sites of the Securities Authority and the Tel
          Aviv Stock Exchange Ltd., on which the written ballots and position papers, as defined in Section 88 of the Companies Law, are posted are:
          distribution site of the Securities Authority: www.magna.isa.gov.il
          ("THE DISTRIBUTION SITE"); Tel Aviv Stock Exchange Ltd. website:
          http://maya.tase.co.il.

     10.3 Written votes shall be cast using the second part of the written ballot, as published on the Distribution Site. Any shareholder may approach the Bank for a copy of the written ballot.

     10.4 The written ballot and the documents which must be attached thereto
          ("THE ATTACHED DOCUMENTS"), as detailed on the writen ballot, must be submitted to the Bank's offices up to 72 hours prior to the convening of the General Meeting. In this regard, the "submission date" is the date on which the written ballots and attached documents arrived at the Bank offices.

     10.5 The last date on which the Bank may be presented with position papers is October 12, 2008, in accordance with the voting regulations.

11.  LEGAL QUORUMS AND POSTPONED MEETINGS

     11.1 In accordance with the provisions regarding the class meeting included in the Arrangement Plan, in each of the shareholders' class meetings, a minimum of two shareholders, present in person or via agent or by ballot, and holding or representing at least one third (33.33%) of the value of shares entitled to participate in the class meeting, with the exception of the value of State holdings in stocks belonging to the meeting in question - shall be considered a legal quorum. In Group C and Group D share class meetings, the represented value shall be determined based on the following: : $1 U.S. for each Preference C share; $10 U.S. for each Preference CC share; $10 U.S. for each
          Preference CC1 share; $100 U.S. for each Preference D share; and $100
          U.S. for each Preference DD share.

     11.2 If a legal quorum fails to convene within half an hour of the time for which the class meeting was called - the class meeting shall be postponed to the same day the following week, and if the day in question is not a business day - to the business day immediately following, at the same time and in the same place, with no need for advance notice; or to a different day, place and time, as decided upon by the Bank's Board of Directors, subject to notice being given.

     11.3 In the event that a legal quorum could not be convened for such a postponed class meeting, all shareholders present in person or via proxy or via ballot at the class meeting in question and who are entitled to be present, shall be considered a legal quorum, and may discuss any matter for which the class meeting was convened.

12.  THE POWERS OF THE SECURITIES AUTHORITY

     In accordance with Section 36(f) of the Securities Law, 5728-1968, the
     Authority may instruct the Bank to provide, by a set date, explanations, details, information and documents pertaining to the commitment discussed in this Immediate report as well as instruct the Bank to amend this
     Immediate Report, in whatever manner and by whatever date it determines. In the event that such an order to amend the Report was given, the Bank may, in accordance with Section 74(c) of the Companies Law, instruct that the class meetings be postponed to a date no earlier than three business days and no later than twenty one from the date the amendment to the Report was published.

13.  REVIEWING DOCUMENTS

     Any Bank shareholder may review this Report, and any document related to this Report, at the Bank's offices, at 82 Menachem Begin Rd., Tel Aviv, by prior appointment with Bank Secretary Natan Atlas, Adv. (phone:
     03-6272796), Sunday through Thursday, during regular work hours, starting
     September 28, 2008 until the convening of the class meetings.

14.  THE BANK'S REPRESENTATIVE IN THE MATTER OF THIS REPORT

     The Bank's representative for any matter pertaining to this Report is the
     Bank Secretary Mr. Natan Atlas, Adv., phone: 03-6272796, Fax: 03-6272723.

                                                     SINCERELY,

                                      ------------------------------------------

                                      INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                      APPENDIX A
                                                         TO THE IMMEDIATE REPORT

IN THE DISTRICT COURT
IN TEL AVIV - JAFFA                                             FILE NO. 2069/08

IN THE MATTER OF:     ARTICLE 350(A) OF THE COMPANIES LAW, 5759-1999 ("THE
                      COMPANIES LAW")

THE APPLICANT:        INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD. (Public Company
                      52-002192-4)
                      ("THE BANK" OR "THE APPLICANT")

                      By the representatives the advocates Ehud Sol and/or
                      Asher Dovev Herzog, Fox, Neeman and Co.
                      of 4 Weizmann Street, Tel Aviv 64239
                      Tel: 03-6922020, Fax: 03-6966464

THE RESPONDENTS:      1. ORDINARY "A" SHAREHOLDERS OF THE INDUSTRIAL DEVELOPMENT
                      BANK OF ISRAEL LTD.

                      2. ORDINARY "B" SHAREHOLDERS OF THE INDUSTRIAL DEVELOPMENT
                      BANK OF ISRAEL LTD.

                      3. ORDINARY "B1" SHAREHOLDERS OF THE INDUSTRIAL
                      DEVELOPMENT BANK OF ISRAEL LTD.

                      4. ORDINARY PREFERRED SHAREHOLDERS OF THE INDUSTRIAL
                      DEVELOPMENT BANK OF ISRAEL LTD.

                      5. PREFERENCE "C" SHAREHOLDERS OF THE INDUSTRIAL
                      DEVELOPMENT BANK OF ISRAEL LTD.

                      6. PREFERENCE "CC" SHAREHOLDERS OF THE INDUSTRIAL
                      DEVELOPMENT BANK OF ISRAEL LTD.

                      7. PREFERENCE "CC1" SHAREHOLDERS OF THE INDUSTRIAL
                      DEVELOPMENT BANK OF ISRAEL LTD.

                      8. PREFERENCE "D" SHAREHOLDERS OF THE INDUSTRIAL
                      DEVELOPMENT BANK OF ISRAEL LTD.

                      9. PREFERENCE "DD" SHAREHOLDERS OF THE INDUSTRIAL
                      DEVELOPMENT BANK OF ISRAEL LTD.

                      (All jointly "THE RESPONDENTS" or "THE SHAREHOLDERS")

      WRITTEN APPLICATION FOR APPROVAL OF A COMPROMISE AND ARRANGEMENT PLAN
                  PURSUANT TO ARTICLE 350 OF THE COMPANIES LAW

      (THE REMEDIES INCLUDED IN CLAUSES 16.1 - 16.4 OF THIS APPLICATION ARE
                               REQUESTED EX PARTE)

                                       1

                               TABLE OF CONTENTS:

SECTION                           SECTION NAME                              PAGE

                                       2

The Honorable Court is hereby requested by virtue of its authority pursuant to
Article 350(a) of the Companies Law and the Companies Regulations (Application
for Compromise or Arrangement), 5762-2002 ("THE ARRANGEMENT REGULATIONS") to
approve the compromise and arrangement plan ("THE PLAN" or "THE ARRANGEMENT
PLAN") between the Bank and all its shareholders. AT THE CENTER OF THE PLAN IS
AN ARRANGEMENT FOR THE SALE OF MOST OF THE BANK'S SHARES TO AN OUTSIDE INVESTOR
AND FOR REDEMPTION OF THE BALANCE, IN A MANNER THAT THE BANK WILL BE PRESERVED
AS A "GOING CONCERN" (BUT WITHOUT A BANKING LICENSE).

IT IS CLARIFIED THAT THE STATE OF ISRAEL (INCLUDING IN ITS CAPACITY AS THE
LARGEST SHAREHOLDER IN THE BANK) NOTIFIED THE BANK THAT THE ARRANGEMENT PLAN
SPECIFIED IN THIS APPLICATION IS ACCEPTABLE TO IT AND THAT IT AGREES TO THE
FILING THEREOF WITH THE COURT.

THE REMEDIES REQUESTED ARE SPECIFIED IN PART B OF THIS APPLICATION. In order to facilitate the familiarity with the contents and the intricacy of this application, we will precede the application itself with a short introductory section wherein the structure of the Bank and the events which led the Bank to file this application will be reviewed.

A.   INTRODUCTION

1.   The Bank is a public company with a very complex share capital structure, which comprises nine (!) different classes of shares. The complexity of the share capital of the Bank derives from a number of factors as follows: (a)
     The different and numerous classes of shares comprising it, which confer various rights to the shareholders; (b) Some of the shares of the Bank are traded on the Tel Aviv Stock Exchange Ltd. ("THE EXCHANGE") and some are not; (c) Many shareholders are not residents of Israel (most of the shareholders residing outside of Israel are U.S. residents) and with a substantial portion of the shareholders who are residents outside of
     Israel, the contact was lost many years ago and they cannot be located.

2.   In the course of 2002 a severe recession prevailed over the State of
     Israel. The financial state of the economy was bad and there were concerns floating in the air regarding the collapse of one of the large commercial banks in the State of Israel, not long after the collapse of the Trade Bank
     Ltd. as a result of the enormous embezzlement which was executed there. The widespread concerns among the public, were reinforced by the Governor of the Bank of Israel and the Supervisor of Banks who were aware of the hardship in which the banks found themselves at that time and of the possible implications to the whole economy if and so far as the black forecasts regarding the collapse of another bank will materialize and they publicly cautioned against the collapse of the commercial banks. The recession which prevailed over the whole economy, did not pass over the
     Bank: The Bank suffered a severe liquidity crisis, which led to panic-driven withdrawals of depositor funds. The panic which gripped the depositors who assembled at the doors of the Bank demanding the withdrawal of their deposits, led the Bank to the brink of an abyss.

3.   As a result of the crisis which the Bank experienced, the State of Israel, and the Bank of Israel formulated a plan of action for the gradual discontinuation of the Bank's activity and for making a special line of credit available to the Bank for a defined period by the Bank of Israel
     ("THE RUN-OFF PLAN").

                                       3

     Within the framework of the Run-Off Plan the extension of credit activity of the Bank was discontinued (almost completely) and the Bank focused on collecting the balance of credit which it provided to its customers. It is emphasized that on the one hand, this stage of collecting the credit within the framework of the Run-Off Plan, which was orchestrated by the Chairman of the Bank's Board of Directors and the GM of the Bank, who commenced their duties immediately before the start date of the Run-Off Plan, was crowned a great success. However, on the other hand, over the course of the implementation of the Run-Off Plan various legal claims were filed against the Bank and its officers, including by shareholders of the Bank, as will be specified later.

     Over the years, the Bank used to distribute every quarter a preferred dividend to its preferred shareholders and the State paid the Bank back to back interest (at the rate of the dividend which the Bank used to pay to the preferred shareholders) for the issue considerations of the preferred shares of the Bank which were deposited by the Bank with the Ministry of
     Finance ("THE PERPETUAL DEPOSIT"). After the Bank found itself in a liquidity crisis in the third quarter of 2002, the Bank ceased distributing the preferred dividend to its shareholders and the State ceased paying the
     Bank the aforesaid interest.

4.   Pursuant to the government's decision, the Run-Off Plan is planned to conclude at the end of July 2008. Whether the arrangement plan will succeed or whether the Bank will end up in liquidation, the banking license of the
     Bank will be taken from it upon the termination of the Run-Off Plan. In order to prepare for "the day after" the Run-Off Plan, the Bank took a series of steps, while examining two main alternatives in connection with its future, the advantages and disadvantages of which were examined one against the other: (a) Liquidation of the Bank and distribution of the remainder of its assets to the shareholders, after discharge of the debts to the creditors; (b) Sale of the Bank as a going concern to a third party purchaser and distribution of the consideration among the shareholders.

5.   The question what is the better alternative, that will better benefit the shareholders of the Bank was examined by the Bank in full cooperation with the State of Israel by virtue of its roles, including by virtue of the Bank being "a mixed company" as this term is construed in the Government
     Companies Law, 5735-1975.

     After many discussions and with the assistance of an outside consulting team, an outline was formulated according to which the Bank would be sold as "a going concern" to an outside investor. Accordingly, as was reported by the Bank, the State conducted over the course of 2007 an experimental test, through the Government Companies Authority, in the manner of publication of a request for information (RFI). The test was intended to examine the level of response of various parties which could be interested in acquiring all the issued and paid up share capital of the Bank. It is emphasized that twelve entities expressed interest in acquiring the aforesaid share capital.

6.   After the initial draft of the outline for sale of the Bank as a going concern, which includes, inter alia, the arrangement plan which the
     Honorable Court is requested to approve, the State, Bank Leumi, Bank
     Hapoalim, Bank Discount, approximately 40% of all classes of "C"
     shareholders and approximately 30% of the Ordinary Preferred Shareholders
     ("THE MATERIAL SHAREHOLDERS") requested from Prof. Amir Barnea, a well known expert in banking and financing, to propose a formula for distribution of the consideration that will be received from the sale of all the shares of the Bank to the outside investor, among the shareholders.

     Professor Barnea submitted to the material shareholders his proposal for distribution of such consideration (a proposal which was prepared on the basis of the financial statements of the Bank as of September 30, 2007), and within the framework thereof he addressed, inter alia, the alternative of liquidating the Bank against its sale as a going concern. The conclusion of Prof. Barnea in this matter was that: "THERE IS A CONSIDERABLE GAP
     (APPROXIMATELY NIS 200 MILLION) BETWEEN THE VALUE ESTIMATE OF THE BANK WHEN
     SOLD AS A GOING CONCERN AND ITS VALUE UPON LIQUIDATION" and - "THEREFORE
     THERE IS JUSTIFICATION FOR REACHING AN AGREEMENT THAT WILL ENABLE A PROPER
     AND EXPEDITIOUS SALE PROCEEDING". The conclusion of Prof. Barnea was, therefore, that the alternative of selling the Bank as a going concern to third parties in lieu of its liquidation was the optimal alternative for the shareholders of the Bank.

                                       4

7.   As emerges from the proposal of Prof. Barnea, WHEREIN HE ADDRESSED, INTER
     ALIA THE ALTERNATIVES CONCERNING THE FUTURE OF THE BANK, THE CONSIDERATION
     THAT WILL BE RECEIVED BY THE SHAREHOLDERS OF THE BANK FROM ITS SALE AS A
     GOING CONCERN, IS EXPECTED TO BE HIGHER BY A SUBSTANTIAL RATE THAN THE
     CONSIDERATION EXPECTED FOR THEM UPON LIQUIDATION OF THE BANK AND THE
     DISTRIBUTION OF THE REMAINDER OF ITS ASSETS AMONG THE shareholders.
     Moreover, THE LIQUIDATION PROCEEDING IS EXPECTED TO BE LENGTHY AND
     PROLONGED, especially in light of the complexity of the share capital structure of the Bank as stated and the composition of the credit assets of the Bank and "their life span" and at the end of which only classes of "C"
     shareholders and classes of "D" shareholders are expected to earn a liquidation dividend, which also with respect to which it cannot be known whether it will amount to full consideration for return of the paid up capital that was invested by them and payment of the preferred dividend in arrears which accrued with respect to their shares.

     The proposal of Prof. Barnea was attached to the Immediate Report of the
     Bank of January 15, 2008 and an updated version thereof was attached to the
     Immediate Report of the Bank of March 12, 2008. The updated Immediate
     Report is attached to this application AS APPENDIX "A" and constitutes an integral part hereof.

8.   Following the proposal of Prof. Barnea, the negotiation between the material shareholders progressed to the signing of a letter of principles
     ("THE LETTER OF PRINCIPLES") between the State and the material shareholders (excluding Bank Leumi, Bank Hapoalim and Bank Discount) and to
     the signing of letter of consents ("THE LETTER OF CONSENTS") between the
     State and the shareholders from Group "C", both of which documents are reflected in the arrangement plan. It is emphasized that in accordance with the letter of principles and the letter of consents, the material shareholders agreed to support the approval of the arrangement plan, including the distribution of the consideration in accordance with the proposal of Prof. Barnea.

     The letter of principles and the letter of consents are attached to this application AS APPENDIX "B".

9.   The Bank's Board of Directors approached Prof. Yitzhak Suary and asked him to give his opinion regarding the fairness of the proposal of Prof. Barnea in connection with the distribution of the consideration of the sale to the public shareholders.

     The opinion of Prof. Suary from May 26, 2008 is attached to this application AS APPENDIX "C".

                                       5

10.  It is therefore the case, that THE ARRANGEMENT PLAN IS FILED FOR APPROVAL
     OF THE COURT AND FOR APPROVAL OF THE SHAREHOLDERS NOT AS A PURELY
     THEORETICAL AND ABSTRACT PLAN, BUT RATHER AS A PLAN THAT EARNED THE
     BLESSING OF A SUBSTANTIAL PORTION AMONG THE SHAREHOLDERS OF VARIOUS
     CLASSES, INCLUDING OF THE LARGEST SHAREHOLDER IN THE BANK - THE STATE OF
     ISRAEL, EVEN PRIOR TO THE FILING OF THE APPLICATION FOR APPROVAL OF THE
     ARRANGEMENT PLAN WITH THE HONORABLE COURT.

11.  The advantages of the arrangement plan in its current format, if and so far as it will be approved by the Honorable Court, are clear:

     FIRST, as specified hereinafter, the shareholders are likely to obtain a greater return for their investment in the Bank's shares and will benefit from a prompt and cash payment for their shares, in comparison to the Bank liquidation alternative, with respect to which it cannot be known when and over what length of time it will be realized.

     SECOND, having the sale proceeding of the Bank as a going concern pass through the Court's "refining effect" within the framework of a "compromise and arrangement plan" pursuant to Article 350 of the Companies Law, assures the transparency of the proceeding, the fairness and its certainty.

     THIRD, the fact that a number of parties already expressed an interest in acquiring shares of the Bank within the framework of the aforementioned test of the State, may serve as a positive indication for the anticipated success of the sale proceeding of the Bank's shares to the outside investor.

12.  In a nutshell it is emphasized that the arrangement plan, which is detailed at length in Part D of this application, includes the return of the perpetual deposit to the Bank (as specified at length in Section 23 hereinafter) as well as two alternative scenarios; THE FIRST SCENARIO - the sale of most of the shares of the Bank and redemption of the remainder by
     December 31, 2009 ("THE EFFECTIVE DATE"), i.e., finding a purchaser within the sale proceeding (as defined hereinafter) and finalization of the purchase transaction of the Bank's shares, including payment of the entire consideration with respect thereto by the purchaser, as specified hereinafter. Within the framework of this scenario, the shareholders will consent to the consideration distribution formula and will approve the manner in which the sale proceeding will be conducted. THE SECOND SCENARIO
     - will apply in the event that the sale proceeding (as defined hereinafter)
     will not be finalized. Within the framework of this scenario, a compromise was formulated concerning distribution of a dividend to Group "C"
     Shareholders, as will be specified later.

     In accordance with the first scenario, all the shares of the Bank, excluding shares that will be redeemed by the Bank, will be sold by the
     State of Israel and the public to an outside investor ("THE PURCHASER"), whose identity will be determined after approval of the arrangement plan by the Honorable Court, through an equal and competitive sale proceeding and/or within the framework of negotiations with a certain party or parties, which will be conducted by the Government Companies Authority
     ("THE SALE PROCEEDING").

                                       6

     Each one of the shareholders of the Bank, in its capacity as a shareholder, will waive any claim and demand, inter alia vis-a-vis the Bank and vis-a-vis its officers (in the past or in the present), vis-a-vis interested parties in the Bank and vis-a-vis the State of Israel. The State
     of Israel, in its capacity as a Group "D" Shareholder and a Group "C"
     Shareholder, will additionally waive its right, so far as it exists, to receive a cumulative dividend. The State, as an Ordinary "B" Shareholder, will waive its share of the total consideration that will be received from the sale. At the conclusion of the arrangement plan the shares of the Bank will be stricken from trade on the Exchange.

     Should the sale proceeding not be finalized by the effective date (the second scenario), the State of Israel, will pay half of the interest for that part of the perpetual deposit which relates to the Group "C" shares which accrued in certain years, and the Bank will distribute that same amount as a dividend to Group "C" Shareholders ("THE COMPROMISE DIVIDEND").

     According to each one of the scenarios specified above, on July 31, 2008 or upon approval of the plan by the Honorable Court, whichever is later ("THE
     PERPETUAL DEPOSIT MATURITY DATE"): (i) The State of Israel will pay the
     Bank the perpetual deposit, excluding the proportionate part out of the perpetual deposit which emanated from the issue considerations of the Group
     "D" Shares held by the public, subject to an undertaking of the Bank that the perpetual deposit funds will be used first and prior to any other payment, toward payment of the balance of the special line of credit which was made available to the Bank by the Bank of Israel; (ii) The Bank will pay the Bank of Israel the balance of the special line of credit which was made available to it by the Bank of Israel within the framework of the
     Run-Off Plan and - (iii) The balance of the perpetual deposit with respect to the issue considerations of Group "D" Shares held by the public, will continue to be maintained solely as a dollar linked deposit and will be returned to the Bank close to the sale execution date.

13.  In accordance with its terms, the arrangement plan (detailed at length in
     Part D of this application) will be financed primarily from the funds that will be made available by the Purchaser and from the independent means of the Bank (including funds that it deposited with the Ministry of Finance).
     However it is emphasized that fulfillment of the first scenario (i.e.:
     finalization of the sale proceeding), is dependent upon finding a Purchaser by means of the sale proceeding and finalization of the purchase transaction of the Bank's shares, including full payment of the consideration with respect thereto by the Purchaser. If the sale proceeding will not be finalized by the effective date, only the second scenario of the arrangement plan will be executed (return of the perpetual deposit by the State of Israel, excluding the proportionate part of the perpetual deposit due to the issue considerations of the Group "D" Shares held by the public and payment of the balance of the line of credit to the Bank of
     Israel, payment of half of the interest due to the perpetual deposit for
     Group "C" Shares by the State of Israel to the Bank and distribution of the compromise dividend).

14.  It is emphasized that the arrangement plan is proposed as a single unit and it cannot be separated into its components nor may its terms be changed, other than with the consent of the Bank. The plan includes redemption of
     Group "D" Shares, in the event that the sale transaction of the Bank's shares will be executed, or the distribution of the compromise dividend to
     Group "C" Shareholders, in the event that the sale transaction of the
     Bank's shares will not be executed. Both the scenarios are liable to create a situation of distribution that does not fulfill the profit criterion pursuant to Article 303 of the Companies Law and accordingly, are conditioned upon approval of the Honorable Court, in accordance with a separate application that the Bank filed simultaneously with this application.

                                       7

15.  It is further emphasized that the arrangement was intended, inter alia, to provide a comprehensive and complete solution to the issue of the claims pending against the Bank and its officers and will prevent the possibility of the filing of additional claims in the future.

B.   THE REQUESTED REMEDIES

16.  In light of that stated above and in accordance with that specified hereafter, the Honorable Court is requested as follows:

     16.1. To order, EX PARTE, the convening of meetings of all classes of shareholders, in which the State of Israel will not take part, for the purpose of discussion and passing a resolution in relation to the approval of the plan as follows: a meeting of the Ordinary "A"
          Shareholders; a meeting of the Ordinary Preferred Shareholders; a meeting of the Preference "C" Shareholders together with Preference
          "CC" Shareholders and Preference "CC1" shareholders ("GROUP "C"
          SHARES") and a meeting of Preference "D" Shareholders together with
          Preference "DD" Shareholders ("GROUP "D" SHARES") and the passing of a written resolution by the Ordinary "B" Shareholders and the Ordinary
          "B1" Shareholder ("GROUP "B" SHARES") in lieu of convening a meeting since the State of Israel is the sole shareholder of Group "B" Shares
          (all jointly: "THE CLASS MEETINGS").

          It is clarified that the State of Israel will not participate in the class meetings of the shareholders.

     16.2. To order, EX PARTE, that the class meetings will be summoned, will be convened and will be conducted in accordance with the provisions specified in APPENDIX "D" to this application and will be held no later than 60 days from the date the order is handed down by the
          Court, on the date that will be determined by the Bank.

     16.3. To approve, EX PARTE, that a trust company that will be determined by the Bank will act as trustee ("THE TRUSTEE") for Group "D"
          Shareholders, Group "C" Shareholders and Ordinary Preferred
          Shareholders which hold share certificates in their name (all jointly
          - "THE BENEFICIARY SHAREHOLDERS"), and all the consideration that will be received for redemption and/or sale of the shares of the
          Beneficiary Shareholders will be deposited therewith. The Trustee will act in accordance with the trust agreement that will be presented and brought for approval of all classes of shareholders as part of the arrangement plan that they will be requested to approve ("THE TRUST
          AGREEMENT").

     16.4. To order, EX PARTE, by virtue of the authority given to the Honorable
          Court pursuant to Regulation 8 of the Arrangement Regulations, the granting of an exemption to the Bank from adding the details and submission of the documents pursuant to Regulation 7(b) of the
          Arrangement Regulations. The aforesaid exemption is requested since the Bank is a public company, some of the issued shares of which are traded on the Exchange in Israel. Accordingly, in the estimation of the Bank, the information, the details and the documents required in the aforesaid Regulation 7(b) are available to the public (including the public shareholders) by virtue of their being included, inter alia, in the periodic and immediate reports of the Bank prepared pursuant to the Securities Law and the regulations thereof and published on the MAGNA site (i.e.: The official site of the Israel
          Securities Authority).

                                       8

17.  After the convening of the class meetings, as requested above, and the passing of a resolution therein, as required pursuant to law, the Honorable
     Court will be requested, in accordance with an application that will be filed with the Court subsequent to the approval of the meetings, to hold a hearing in the presence of the parties, within the framework of which the
     Honorable Court will be requested to issue an order approving the plan.

18.  The Bank reserves its right to appeal from time to time to the Honorable
     Court with a motion to administer orders, change dates, or additional decisions required in order to realize the arrangement plan, so far as this will be required.

C.   THE SHAREHOLDERS AND THEIR RIGHTS

19.  Hereinafter we will briefly describe the rights attached to the various shares in the capital of the Bank:

     ORDINARY "A" SHAREHOLDERS (the State of Israel holds approximately 49% and the balance held by Bank Leumi, Bank Hapoalim, IDB Holdings Ltd., the
     Manufacturers Association, the International Bank and others) are entitled by virtue of their shares to the right to appoint the directors of the Bank and to a majority of the voting rights at the general meeting, to a right to a dividend at an annual rate of 6%, to a right to a participating dividend and to a right to participate in the distribution of the Bank's surplus assets at the time of liquidation, and all subject to the order of preference prescribed in the articles of the Bank.

     GROUP "B" SHAREHOLDER (the State of Israel) is entitled by virtue thereof to a dividend at an annual rate of 3% and to participation in the distribution of the Bank's surplus assets upon liquidation, and all subject to the order of preference prescribed in the articles of the Bank. For the
     Ordinary "B1"Share, the State of Israel is entitled, upon liquidation of the Bank, also to receive the positive difference between the increase of the index and the increase of the Dollar rate, which will be paid to the
     Bank upon liquidation for the perpetual deposit at the Ministry of Finance, in accordance with agreements between the Bank and the Ministry of Finance, and all subject to the order of preference prescribed in the articles of the Bank.

     THE ORDINARY PREFERRED SHAREHOLDERS are entitled by virtue of their shares to voting rights at the general meeting of the Bank, to a cumulative preferred dividend at an annual rate of 8%, to a participating dividend and to participation in the distribution of the Bank's surplus assets upon liquidation, and all subject to the order of preference in the articles of the Bank. The Ordinary Preferred Shares are listed for trade on the
     Exchange.

                                       9

     GROUP "C" SHAREHOLDERS are entitled by virtue of their shares to a dollar linked cumulative preferred dividend at an annual rate of 6%, to a participating dividend and to participation in the Bank's surplus assets upon liquidation, and all subject to the order of preference prescribed in the articles of the Bank. Group "C" Shares are listed for trade on the
     Exchange.

     GROUP "D" SHAREHOLDERS are entitled by virtue of their shares to a dollar linked cumulative preferred dividend at an annual rate of 7.5% and to participation in the Bank's surplus assets upon liquidation, and all subject to the order of preference prescribed in the articles of the Bank.
     Pursuant to the Bank's articles, the Bank has a right to call for early redemption of Group "D" Shares. These shares were listed upon the issue thereof for trade on the Exchange but they were stricken from trade during the 90's. Excluding the State of Israel, most of the holders of Group "D"
     Shares are U.S. residents. Over the years, as a result of its purchases of these shares, the State of Israel reached a holding of approximately 88% of
     Group "D" Shares.

     A breakdown regarding the allocation of holdings in the Bank's shares between the State and the public is found in APPENDIX "E" which constitutes an integral part of this application.

     It is emphasized that the description of the rights attached to the shares as specified above and the order of preference for distribution of the balance of the Bank's assets at the time of liquidation, as specified hereinafter, reflect and constitute the basis for allocation of the shareholders to class meetings, according to the various interests in each one of the shareholder groups.

20.  The order of preference for distribution of the balance of the Bank's assets at the time of its liquidation as prescribed in the articles of the
     Bank is as follows: FIRST - payment of arrears of cumulative preferred dividend, including dollar linkage differentials, for all classes of the preferred shares (i.e., Group "C" and Group "D" Shares). SECOND - payment of arrears of cumulative preferred dividend for the Ordinary Preferred
     Shares. THIRD - return of the paid up capital on Group "C" Shares and Group
     "D" Shares and with the addition deriving from the dollar linkage terms.
     FOURTH - return of the paid-up capital on Ordinary Preferred Shares. FIFTH
     - return of the paid up capital on Ordinary "A" Shares and return of the paid up capital on Group "B" Shares. SIXTH - the excess that will remain from the differences that the State will pay to the Bank at the time of its liquidation, so far as there will be such, as a result of the greater increase in the rate of increase of the Consumer Price Index compared with the rate of increase of the Representative Rate of the Dollar in connection with the deposits which the Bank deposited with the State, will be paid to the holder of the Ordinary "B1" Share. SEVENTH - the surplus of the ordinary assets will be distributed among the holders of the Ordinary "A"
     Shares, Ordinary Preferred Shares, Group "C" Shares in accordance with the paid-up capital thereon and at a ratio of ten to each Agora paid on each
     Ordinary "A" Share, ten to each Agora paid on a Ordinary Preferred Share, ten to each Agora paid on each Preference "C" Share, six to each Agora paid on each Preference "CC" Share and six to each Agora paid on each Preference
     "CC1" Share.

21.  So far as the Honorable Court will believe that the service of this application to additional parties is required, or that the joinder thereof as Respondents thereto is required, the Bank will act as the Honorable
     Court will so order it in this matter.

                                       10

D.   THE COMPROMISE AND ARRANGEMENT PLAN

22.  The compromise and arrangement plan proposed in accordance with this application includes three parts (two of them are alternates) which the shareholders and the Honorable Court will be requested to approve as one:

     22.1. FIRST PART: Return of the perpetual deposit to the Bank, excluding that same part thereof which reflects the issue considerations of
          Group "D" Shares which are not held by the State. This part will be executed promptly upon approval of the arrangement plan (but not prior to July 31, 2008) and it is not conditioned upon any term whatsoever
          ("THE PERPETUAL DEPOSIT ARRANGEMENT"). The return of the perpetual deposit will enable the Bank to pay off the balance of the special line of credit that was made available to it by the Bank of Israel following the liquidity crisis it experienced (for a detailed description regarding the first part see Section 23 hereinafter).

     22.2. SECOND PART: Sale of most of the Bank's shares and redemption of the remainder thereof, subject to a Purchaser being found for the Bank's shares and the sale being finalized by the effective date (December
          31, 2009) ("THE SALE ARRANGEMENT") (for a detailed description regarding the second part see Section 24 hereinafter).

     22.3. THIRD PART: Which will apply in the event that the sale arrangement
          (the second part) will not be executed, and according to which the
          State will pay the Bank on the effective date or when the Bank commences liquidation proceedings, whichever is earlier, half of the interest accrued during the period commencing on July 1, 2002 and ending on July 31, 2008, on the part of the Bank's perpetual deposit at the Treasury which reflects the issue considerations of "C", "CC"
          and "CC1" Shares ("GROUP "C" SHARES") with the addition of linkage differentials and interest commencing from July 31, 2008 until the date of payment, where concurrently and out of this payment of the
          State, the Bank will pay Group "C" Shareholders half of the arrears of the preferred dividend which accrued on the shares thereof in the aforementioned period, with the addition of linkage differentials and interest commencing from July 31, 2008 until the date of payment ("THE
          DIVIDEND ARRANGEMENT") (for a detailed description regarding the third part see Section 25 hereinafter).

23.  Within the framework of the perpetual deposit arrangement (the first part):

     23.1. On July 31, 2008 or upon the approval of this arrangement, whichever is later, the State of Israel will pay the Bank the perpetual deposit which it deposited with the Ministry of Finance, excluding the proportionate part of the perpetual deposit from the issue considerations of Group "D" Shares held by the public, in the amount of their par value linked to the Dollar, which will continue to be maintained solely as a dollar linked deposit and which will be returned close to the sale execution date, if it will be executed
          ("BALANCE OF THE DEPOSIT").

     23.2. Prior to any additional distribution of monies from the perpetual deposit, the Bank will transfer to the Bank of Israel, out of the payment of the State of Israel for the perpetual deposit the amount required for full payment of the balance of the special line of credit which was made available to it by the Bank of Israel (as extended from time to time).

                                       11

     23.3. The deposit will be returned as stated above, linked to the Dollar until October 1, 1987, and from this date and until its return, linked to the Consumer Price Index or to the Dollar, whichever is higher.

     23.4. The return of the deposit (including the linkage differentials thereon) will be exempt from any tax and duty as stated in the perpetual deposit agreements.

     23.5. The balance of the deposit will continue to be maintained solely as a
          Dollar linked deposit, in accordance with the perpetual deposit agreements.

     23.6. Section 7(6) of the Bank's articles, which grants the holder of the
          "B1" Share (the State of Israel) the right to receive, at the time of liquidation of the Bank, the excess of the index linkage differentials over the dollar linkage differentials for the perpetual deposit, as this excess is paid to the Bank at the time of the liquidation, will be amended so that the holder of the share will be entitled to receive the aforesaid excess at the time of liquidation of the Bank, even if the aforesaid excess will be paid to the Bank not at the time of liquidation thereof but rather before then, at the time of the return of the perpetual deposit.

          It is emphasized that for the purpose of amending the Bank's articles as stated, a general meeting of the shareholders of the Bank will be convened, concurrently with the convening of the class meetings, on the agenda of which will be the amendment of the Bank's articles as stated. A decision of the general meeting with regard to the amendment of the articles is a condition to the compromise and arrangement plan coming into force.

     23.7. Originating Motion 1294/04, which was filed by some Group "C"
          Shareholders, as stated above, with respect to cessation of payment of the preferred dividend, will be dismissed, without an order for costs, excluding the right of the applicants to court fee reimbursement taking into consideration that the hearing of the motion has not yet commenced; and Civil Appeal 174/08, which was filed by the Bank concerning dismissal of the originating motion which was filed with respect to accrual of the interest on the perpetual deposit of the
          Bank at the Ministry of Finance, will be dismissed, without an order for costs. The decision, the object of the aforesaid Civil Appeal
          174/08, will bind the parties thereto only in the relations between them with respect to the part of the perpetual deposit which reflects the issue considerations of Group "C" Shares.

24.  Within the framework of the sale arrangement (the second part):

     24.1. The Government Companies Authority will act to locate a Purchaser that will purchase all the shares of the Bank, excluding Group "D"
          Shares which are not held by the State, from the State of Israel and the public. The identity of the Purchaser will be determined after approval of the arrangement plan by the Honorable Court, through an equal and competitive sale proceeding, which will be conducted by the
          Government Companies Authority ("THE SALE PROCEEDING"). The shares will be transferred to the Purchaser against fulfillment of the
          Purchaser's undertakings, free and clear of any lien, attachment or third party right. The shareholders of the Bank will not be required to provide the purchaser with any representation, undertaking or indemnification within the framework of the sale proceeding.

                                       12

     24.2. The sale consideration will be distributed between the holders of the shares being sold in accordance with the consideration distribution formulas in Appendix "F" to the proposal of Prof. Barnea, which is attached as Appendix "A" to this application and in accordance with the rationale reflected in the chart attached hereinafter, and which, as emerges from the letter of principles, was given the advance consent of the material shareholders (excluding Bank Leumi, Bank
          Hapoalim and Bank Discount). The calculation of the amount that must be paid pursuant to these distribution formulas for each share included in the classes of shares being sold will be done by the State of Israel.

          The rate of exchange of the Dollar according to which the rights of the shareholders in accordance with the consideration distribution formulas will be calculated as stated, will be determined in accordance with the Representative Rate of the Dollar as it will be three business days (in which foreign currency trade is carried out)
          prior to the date of transfer of the consideration from the Purchaser to the Trustee.

     24.3. In a nutshell it can be said that most of the sale consideration is distributed between Group "C" Shareholders, and Group "D" Shareholders which are not held by the public (i.e., the State), in accordance with the rights of these classes of shares to participate in the Bank's assets at the time of its liquidation, as prescribed in its articles.
          In addition, so long as the part of the total consideration distributed to Group "C" Shares in accordance with the aforementioned rights, will be lower than the return of the paid up capital on these shares and payment of arrears of the preferred dividend with respect thereto (all in Dollar values), then part of the consideration to which the State of Israel was entitled for its holdings in Group "D"
          Shares, will be transferred to Group "C" Shareholders (as specified in the consideration distribution formulas).

     24.4. Ordinary "A" Shareholders and "B1" Shareholder, will receive part of the total consideration that will be received from the Purchaser, only if the total consideration will be greater than the sum of NIS 550 million and their share of the consideration will increase progressively together with the increase in the total consideration, all as specified in the consideration distribution formulas.

     24.5. The Ordinary Preferred Shareholders will receive a minimum amount of
          NIS 11 million, which will increase progressively together with the increase in the total consideration, as specified in the consideration distribution formulas.

     24.6. The State, as an Ordinary "B" Shareholder, waives its share of the total consideration that will be received from the sale, only with respect to these shares.

                                       13

     24.7. If the total consideration that will be received from the Purchaser will be lower (i) than the average amount of two independent valuations with respect to the Bank's value upon liquidation and updated close to the submission date of bids by the bidders in the sale proceeding, which will be requested by the State, net of the
          Dollar value of redeemed Group "D" Shares (principal only and at their
          Dollar value converted to New Israeli Shekels in accordance with the representative rate known at that time), or - (ii) than NIS 400 million (the higher between them will be called: "THE MINIMUM PRICE"), the consent of the State representatives to the finalization of the sale will also be conditioned on obtaining approval of the class meeting of Group "C" Shareholders by a majority of 75% of the value represented at the vote.

          It is clarified that the State reserves the right not to choose any bid whatsoever and to cancel the sale proceeding even in the event that the total consideration will be greater than the minimum price, according to its sole discretion. A description of the sale proceeding is attached AS APPENDIX "F", which constitutes an integral part of this application.

HEREINAFTER IS A CHART SOLELY FOR ILLUSTRATION PURPOSES OF THE DISTRIBUTION OF
THE CONSIDERATION AMONG THE SHAREHOLDERS IN THE BANK IN ACCORDANCE WITH THE
PROPOSAL OF PROF. BARNEA:

  AMOUNT       PREFERENCE     PRE-           ORDINARY "A"
  TO BE        "C" AND "D"   FERRED            SHARES
 RECEIVED        SHARES      SHARES         (INCLUDING "B1")                   PREFERENCE "C" AND "D" SHARES
   FROM       -----------   ----------    --------------------   ------------------------------------------------------
   THE                                                                               COMPENSATION OF         TOTAL %
 PURCHASER                                                                          GROUP "C" SHARES AT     RETURN TO
   (IN                                    STATE                    STATE              THE EXPENSE OF      PREFERENCE
 MILLIONS                                   OF                      OF             GROUP "D" SHARES OF        "C"
  OF NIS)                                 ISRAEL      OTHERS      ISRAEL   PUBLIC      THE STATE          SHAREHOLDERS
----------    ----------    ----------   ----------  ----------  -------  -------     -------------       -------------
   400            389          11           0           0          205      184             28                  79%
   450(1)         439          11           0           0          235      204             28                  88%
   500            487          13           0           0          264      223             28                  95%
   550            525          15           6           4          291      234             24                 100%
   600            563          18          11           8          328      235             10                 100%
   650(2)         589          21          24          16          354      235              0                 100%
   700            589          25          51          35          354      235              0                 100%
   750            589          25          80          56          354      235              0                 100%

* Principles of the consideration distribution among the shareholders as specified in the chart are based on the assumptions of U.S. Dollar
Representative Rate = NIS 4.013 and the consideration payment date by the
Purchaser on 30.9.07. Other examples of the manner of distribution of the consideration in accordance with the Representative Rate as it could change from time to time, see page 10 of the proposal of Prof. Barnea, which is attached as
Appendix "A" to this application. The rights of the Group "C" and Group "D"
Shareholders as well as their right to the cumulative dividend will be calculated as of the date of execution of the consideration payment.

---------------------------
(1) Where the consideration to be received will be in an amount situated between two levels, distribution of the surplus amount above the previous level will be proportional. For example, if the consideration of sale of all of the shares of the Bank will be in the amount of NIS 525 million, Preference "C" and "D"
Shareholders will receive NIS 487 million plus half of the difference 525 - 487,
i.e. 487 + 19 = NIS 506 million. The Preferred Shareholders will receive NIS 14
(13 + 1) million and the Ordinary "A" and "B1" Shareholders NIS 5 (5 + 0)
million - a total of NIS 525 million.

(2) Due to the change in the rate of exchange of the U.S. Dollar, changes will occur in the distribution of the consideration, since the rights of Group "C"
and "D" Shares are linked to the rate of exchange of the U.S. Dollar (see details on page 4 of the Barnea document).

                                       14

** It is emphasized that the total consideration for Group "C" Shareholders and
Group "D" Shareholders not held by the public, will be distributed between the individual shareholders, pro rata in accordance with the Dollar value of Group
"C" Shares, according to a value of 1 U.S. Dollar for each Preference "C" Share, a value of 10 U.S. Dollars for each Preference "CC" Share and a value of 10 U.S.
Dollars for each Preference "CC1" Share; and in accordance with the Dollar value of Group "D" Shares, according to a value of 100 U.S. Dollars for each
Preference "D" Share, and a value of 1000 U.S. Dollars for each "DD" Share and according to the rate of holdings of each one among the individuals of the Group
"C" Shareholders and the Group "D" Shareholders, respectively.

     24.8. The State will return to the Bank the remainder of the perpetual deposit with the addition of linkage differentials to the Dollar up to the repayment date. The repayment of the balance of the deposit
          (including linkage differentials thereon) will be exempt from any tax and levy as stated in the perpetual deposit agreements.

     24.9. The Bank will redeem, from its own resources, the Group "D" Shares not held by the State of Israel, in accordance with the redemption terms prescribed in their issue terms and the grossing up specified in the perpetual deposit agreement, i.e. (1) Redemption of Preference "D"
          Shares at a premium of 5.625% of their par value ("THE PREMIUM") and in the amount of U.S. $ 105.625 per share and with the addition of the cumulative preferred dividend in arrears payment at an annual rate of
          7.5% and calculated on the Dollar value of the share (U.S. $100) from
          July 1, 2002 and up to and including the day preceding the day of repayment and (2) Redemption of Preference "DD" Shares in
          consideration of their full value, in the amount of U.S. $1,000 per
          "DD" Share and with the addition of the cumulative preferred dividend in arrears payment at an annual rate of 7.5% and calculated on the
          Dollar value of the share (U.S. $1,000) from July 1, 2002 and up to and including the day preceding the day of repayment; and in total, in consideration of a maximum amount (as of 31.12.09) of U.S. $12,517,944 to Group "D" Shareholders from the public. This amount is likely to be reduced if the payment date will be brought forward prior to December
          31, 2009 or in the event that the State of Israel will purchase from the public additional shares of Group "D". Since the aforesaid distribution may be, in due course, a distribution that does not meet the profit criterion, which requires the approval of the Honorable
          Court, the Bank files, with the Honorable Court, together with this application, a separate application for approval of a distribution that does not meet the profit criterion pursuant to Article 303 of the
          Companies Law, which constitutes an integral part of the arrangement plan.

     24.10. The State will pay the Bank (as interest on the perpetual deposit)
          amounts to the extent of the Preferred dividend arrears that will be paid by the Bank to Group "D" Shareholders and amounts to the extent of the premium payment that will be paid by it to "D" Shareholders as stated, all as specified in clause 24.9 above. These amounts will be paid by the State where they are grossed up, in a manner described in the perpetual deposit agreements, so that the total net amount (after tax) that will remain with the Bank will be sufficient to make the aforesaid payments.

     24.11. All the consideration that will be received from the redemption of
          Group "D" Shares (including payment of the dividend in arrears and the premium) and all the consideration that will be received from the sale of Group "C" Shares and Ordinary Preferred Shares (all the holders of these shares will hereinafter jointly be called: "THE BENEFICIARY
          SHAREHOLDERS"), will be deposited with the Trustee.

                                       15

          The day of deposit with the Trustee will be deemed the day of payment or repayment for the shares being sold or redeemed, accordingly.

          The Bank will report to its shareholders (by way of Immediate Report)
          regarding a number of key dates in relation, inter alia, to the date for the fulfillment of all the conditions precedent prescribed in the agreement with the Purchaser, the effective date entitling the shareholders to receive the consideration for their shares from the
          Purchaser, the date when trading of the Bank's shares will cease (as stated in clause 24.21 hereinafter), the date when the total consideration will be transferred from the Purchaser to the Trustee, the date when the total consideration will be paid by the Trustee to the nominee company of Bank Discount ("THE NOMINEE COMPANY"), with which the Bank's shares that are traded on the Tel Aviv Stock Exchange are registered, or to the shareholders (for shares registered in the name of the relevant Beneficiary Shareholders in the Bank's register of shareholders). Subject to the provisions of the agreement with the
          Purchaser, the Bank will be entitled to postpone each one of the dates specified above provided that the notice with regard to such postponement will be given at least one business day prior to the relevant date.

          Notwithstanding, if and so far as it will be required, the report will include the manner in which the consideration will be distributed to the nominee company or to the shareholders by the Trustee in accordance with a calculation that will be made by the State of
          Israel, and the manner in which the shares will be transferred from the Beneficiary Shareholders to the Purchaser.

          The payment to the Trustee for the shares being sold and redeemed, in accordance with the provisions of the agreement with the Purchaser, will constitute final and full payment for the above-mentioned shares.
          Upon deposit of the total consideration with the Trustee, shares of the Beneficiary Shareholders who hold with respect to these shares a share certificate in their name, will be cancelled, for all intents and purposes, whether these are shares that are redeemed and whether these are shares that are sold even if the certificates with respect thereto will not be transferred to the Trustee. These Beneficiary
          Shareholders will only have available to them the right to receive from the Trustee the consideration for their shares, for seven years
          ("THE TRUST PERIOD"), subject to the duty to deduct tax at source, without any addition of interest, but with the consideration for Group
          "C" Shares and Group "D" Shares being linked to the Dollar or paid in
          Dollars and all in accordance with the trust agreement.

          For the removal of doubt, the shares registered in the Company's books in the name of shareholders holding share certificates in their names and in the name of the nominee company, will be registered in the name of the Purchaser.

                                       16

     24.12. The monies remaining with the Trustee upon the expiration of the trust period and after the expenses and remuneration of the Trustee were deducted therefrom, will be allocated as follows: the consideration monies payable to the Beneficiary Shareholders with respect to the Ordinary Preferred Shares and Group "C" Shares and with respect to preferred dividend arrears and the premium with respect to
          Group "D" Shares, which were not claimed by then, will be paid to the
          State. All the remaining monies that will remain with the Trustee will be paid to the Bank, subject to any duty to deduct tax at source.

          At the expiration of the trust period and after the transfer of the monies that will remain with the Trustee to the State and to the Bank, respectively, the right of the Beneficiary Shareholders to receive the consideration will expire automatically.

     24.13. Upon the deposit of the consideration with the Trustee, the Trustee will publish in a newspaper with a wide circulation in the United
          States and in a newspaper with a wide circulation in Israel, a notice regarding the sale of the Ordinary Preferred Shares, Group "C" Shares and regarding redemption of Group "D" Shares and the right to receive consideration for them. In addition, a notice will be sent by mail to the shareholders regarding sale of the shares and redemption of the shares as specified above. The posting to the shareholders in the
          United States will be carried out through an agent in the United
          States, at the request of the Bank or at the request of the Trustee.

     24.14. The remuneration of the Trustee and its expenses, as specified in the trust agreement, including expenses due to publication in the press, will be paid from the monies in the trust account, and the profit accruing from them. However, so far as monies will be lacking in consequence thereof to effectively pay the Beneficiary
          Shareholders, the Bank will bear liability for the supplementation and payment thereof to the Trustee.

     24.15. Upon implementation of the arrangement plan, subsequent to fulfillment of all the conditions precedent as specified in clause
          24.26 hereinafter, the shareholders will comprehensively waive any allegation and/or demand and/or claim, including a pending claim, of any type and kind whatsoever, which originated in the period up to and including the transfer date of their shares to the Purchaser in accordance with the plan ("DEMAND"), whether this involves a demand known to the shareholders on the share transfer date, or whether this involves a demand that is not known to the shareholders on the share transfer date and this, vis-a-vis the Bank, officers of the Bank (as this term is defined in the Companies Law), the interested parties in the Bank (as this term is defined in the Securities Law, 5728-1968), employees of the Bank and against the State of Israel, as the case may be (whether these are officers, employees and interested parties in the past or in the present), and this effective from the transfer date of their shares, in any matter deriving and/or related, directly or indirectly, to the Bank and/or the companies held by the Bank in the past or in the present, so far as there are such, their operations, their businesses, their assets, the manner by which these are or were managed, the holding of their shares and the exercise of rights by virtue thereof, including in regard to distribution or
          non-distribution of a dividend including a cumulative dividend in arrears, or in regard to a demand in connection with the perpetual deposit and/or the restitution thereof and/or interest payment with respect thereto, and including any matter concerning the submission and implementation of the arrangement plan and the service of the aforesaid officers.

                                       17

     24.16. Upon the approval of the arrangement plan and the signature of the trust agreement with the Trustee, and without derogating from that stated in the trust agreement, the shareholders will absolutely and irrevocably waive any allegation, demand or claim whatsoever against the Trustee or anyone on his behalf deriving from or related to his activities as Trustee or the fulfillment of a function as Trustee or anyone on his behalf pursuant to the provisions of the trust agreement, except for an action that will be done by the Trustee or anyone on his behalf with malice and/or as a result of gross negligence of the Trustee.

     24.17. In addition, Group "C" Shareholders will waive vis-a-vis those specified in clause 24.15 above, also their right to receive the compromise dividend and any demand in connection with the perpetual deposit and/or the return thereof.

     24.18. Within seven days of the date of finalizing the sale transaction of the Bank's shares, as specified above, the representative of the Bank will file a notice with the Court hearing any proceeding instituted by the shareholders of the Bank against the Bank and/or its officers and/or its interested parties and/or its employees and/or the State, regarding the aforesaid approval of the arrangement plan and regarding the consent of the plaintiff shareholders in such proceeding to the dismissal of the claim which was filed by them as stated, without an order for costs.

     24.19. The Bank will assign to the Accountant General of the Ministry of
          Finance or to a third party ordered by the Accountant General of the
          Ministry of Finance, without consideration, the right to collect the loans extended by the Bank to the Israel Electric Corporation Ltd.
          together with the State deposits at the Bank which served as a source for providing these loans, including all the collateral that was provided to secure them.

     24.20. The Bank will waive any claim, demand and allegation, vis-a-vis the officers of the Bank, employees of the Bank and vis-a-vis the interested parties in the Bank (solely in their capacity as shareholders), and all in connection with the period until the transfer to the Purchaser of the Bank's shares within the framework of the sale arrangement. In addition, the Bank will waive any demand, claim and allegation vis-a-vis the State in connection with the perpetual deposit, the payment of interest thereon and its return to the Bank.

     24.21. The purchase agreement according to which the Purchaser will purchase the Bank's shares will include a waiver of the Purchaser of any claim, demand and allegation, vis-a-vis the officers of the Bank, employees of the Bank and vis-a-vis the interested parties in the Bank
          (solely in their capacity as shareholders), and all in connection with the period until the transfer to the Purchaser of the Bank's shares within the framework of the sale arrangement.

     24.22. The Bank's shares will be stricken from trade on the Exchange.

                                       18

     24.23. The consideration payable to the shareholders holding the Bank's shares through a nominee company, will be subject to deduction of tax at source in accordance with the Income Tax Regulations (Deduction from Consideration, from Payment or from Capital Gains, upon Sale of a
          Unit in a Trust Fund or in a Future Transaction), 5762-2002
          ("DEDUCTION AT SOURCE REGULATIONS").

          The consideration payable to shareholders holding share certificates in their name will be subject to deduction of tax at source in accordance with the Deduction at Source Regulations, unless any such shareholder whose address in the Bank's register of shareholders is in
          Israel, presented to the Trustee confirmation of an exemption from deduction of tax at source, on a date to be determined later.

     24.24. Should the Honorable Court approve the arrangement plan, a motion will be filed for a pre-ruling to the Tax Authority, according to which transfer of the consideration from the Purchaser to the Trustee will not be deemed a tax event and therefore it will be exempt from the duty to deduct tax at source, so that only at the time of transfer of the consideration from the Trustee to the Beneficiary Shareholders will tax at source be deducted, so far as there will be a duty to do
          so.

     24.25. Should the arrangement plan be approved by the Honorable Court and all of its above specified stages be finalized, from the total consideration that will be received from the Purchaser for the shares, a sum of NIS 110,000 with the addition of VAT, which was paid by the
          State to Prof. Barnea for preparation of his proposal (Appendix "A" to this application), will be returned to the State of Israel. After the return of the aforesaid sum to the State, the balance of the consideration for the shares will be distributed among the shareholders in accordance with the distribution formulas included in the plan.

     24.26. A condition to finalization of the second part of the arrangement plan and its implementation is the finding of a Purchaser by means of the sale proceeding and finalization of the purchase transaction of the Bank's shares, including full payment of the consideration with respect thereto by the Purchaser, by the effective date.

25.  Within the framework of the dividend arrangement (the third part) which will apply in the event that the sale arrangement (the second part) will not materialize:

     25.1. On the effective date, or at the time a liquidation order is issued against the Bank, or at the time a voluntary liquidation resolution is passed by the general meeting of the Bank (whichever is earlier), the
          State will pay the Bank half of the interest, at an annual rate of 6%, which accrued during the period which commenced on July 1, 2002 and ended on July 31, 2008 ("THE ACCRUAL PERIOD") on the part of the perpetual deposit of the Bank at the Ministry of Finance which reflects the issue considerations of Group "C" Shares, this interest being linked to the Representative Rate of the U.S. Dollar ("DOLLAR")
          in a manner that "the new rate" will be the Representative Rate that will be published on the business day preceding July 31, 2008, and from this date and until its payment to the Bank bearing "linkage differentials and interest" pursuant to Article 3A of the Adjudication of Interest and Linkage Law, 5721-1961 ("LAWFUL LINKAGE DIFFERENTIALS
          AND INTEREST"). These amounts will be paid by the State grossed up, in a manner described in the perpetual deposit agreements, so that the net amount (after tax) that will remain with the Bank will be equal to the payment pursuant to clause 25.2 hereinafter.

                                       19

     25.2. On the date stated in clause 25.1 above, the Bank will pay Group "C"
          Shareholders, the net amounts that it will be paid as stated in
          Section 25.1 above, i.e., half the preferred dividend arrears, at an annual rate of 6%, which accrued on their shares in the accrual period. This amount will be linked to the Representative Rate of the
          Dollar in a manner that "the new rate" will be the Representative Rate that will be published on the business day preceding July 31, 2008 and from this date and until payment thereof to the shareholders it will bear lawful linkage differentials and interest.

     25.3. The State will waive any claim and/or demand and/or allegation vis-a-vis the Bank and/or the liquidator of the Bank and/or the liquidation fund of the Bank in relation to 50% of the preferred dividend arrears which accrued on Group "D" Shares owned by the State during, the accrual period.

     25.4. Subject to the full payment of the amounts that will be due to them pursuant to clause 25.2 above, Group "C" Shareholders will waive any claim and/or allegation and/or demand vis-a-vis the State, in relation to and/or in connection with the perpetual deposit, its return to the
          Bank, payment of interest thereon and payment of a dividend on their shares with respect to any period, in the past or in the future.

     25.5. Subject to full payment of the amounts that will be due to them pursuant to clause 25.2 above, Group "C" Shareholders will waive any claim and/or allegation and/or demand vis-a-vis the Bank, the interested parties in the Bank, the officers of the Bank and employees of the Bank in connection with the perpetual deposit and its return to the Bank and non-distribution of a dividend in the period which commenced on July 1, 2002 and until the date of payment of half the preferred dividend arrears with respect to their shares as stated in clause 25.2 above. To remove any doubt, it is hereby clarified that the above waiver will not derogate from the rights of Group "C"
          Shareholders to accrual of the preferred dividend with respect to their shares pursuant to the Bank's articles, including in relation to the above-mentioned period.

     25.6. Subject to the implementation of the dividend arrangement, the Bank will waive any claim, demand and allegation vis-a-vis the State in relation to payment of the interest with respect to the part of the perpetual deposit which reflects the issue considerations of Group "C"
          Shares, and Group "D" Shares that are owned by the State (without derogating from any claim, demand and allegation thereof in relation to payment of interest on the balance of the perpetual deposit) and with respect to return of the perpetual deposit by the State.

26.  It is emphasized that the arrangement plan is proposed to the shareholders as a single unit, including implementation of the distribution as the
     Honorable Court is requested to approve, and it cannot be separated into its components or having its terms changed, other than with the consent of the Bank.

                                       20

E.   THE PROCEEDINGS WHICH LED TO THE FILING OF THE APPLICATION

27.  This application is filed in anticipation of the expiration of the Run-Off
     Plan, described at length in Section 28 hereinafter, in the framework of which the Bank is operating since the beginning of 2003 and it is intended to enable the Bank to continue to operate as a business entity and to offer its current shareholders a ready solution to the realization of their holdings for suitable consideration and within a relatively short period of time.

28.  As is explained in the introductory section of this application, at the time when a severe recession prevailed in the economy, the Bank also encountered liquidity difficulties over the course of the third quarter of
     2002. The concerns of the depositors of the Bank over the collapse of the
     Bank, led the depositors to a panic-driven withdrawal of their deposits, something which could indeed have caused the realization of the concerns and the collapse of the Bank. In order to prevent the collapse of the Bank a number of emergency steps were taken, by the Bank and by various parties including the government of Israel and the Bank of Israel:

     28.1. On August 26, 2002 the Bank's Board of Directors adopted a resolution to approve the process of selling the banking activity portfolio of the Bank, to cooperate in its implementation and to instruct the management of the Bank as will be required.

          The resolution of the Bank's Board of Directors from August 26, 2002 is attached to this application AS APPENDIX "G/1" and constitutes an integral part hereof.

     28.2 On September 1, 2002 the government of Israel decided to implement a plan of action "the objective of which is to immediately stabilize the
          Bank and to create certainty for the depositors while ensuring the normal operations of the Bank until finalization of the sale of the banking activity portfolio (the assets and liabilities portfolio) of the Bank". As part of this plan of action, the Bank of Israel made available to the Bank a special line of credit, and the Ministry of
          Finance agreed that deposits of the State of Israel in the Bank will be subordinated to deposits of the public in the Bank and to the credit of the Bank of Israel, until the sale of the banking activity portfolio of the Bank.

          The decision of the government from September 1, 2002 is attached to this application AS APPENDIX "G/2" and constitutes an integral part hereof.

     28.3. The process of selling the Bank's banking activity portfolio was due to last a number of months, however the plan for its sale as "a single unit", and within a short time frame, was not successful. Accordingly, the Bank formulated, through a team of outside consultants (among which Prof. Barnea was included), a Run-Off Plan. The principles of the plan were adopted by the Bank's Board of Directors on February 27,
          2008, at the core of which stood a controlled realization process of the credit assets of the Bank over a period of four years, until the end of 2006, while reducing the manpower of the Bank and the operational costs, subject to the continued availability of the aforesaid line of credit by the Bank of Israel.

                                       21

     28.4. On July 29, 2003 the Ministerial Committee for Social and Economic
          Affairs (Socio-Economic Cabinet) approved the principles of the Bank's
          Run-Off Plan. In the government decision it was noted that it was made in order to ensure the normal operations of the Bank and the return of the deposits to all the depositors and in order to realize the assets of the Bank in a controlled process, within 36 months.

          The aforesaid government decision, is attached to this application AS
          APPENDIX "G/3" and constitutes an integral part hereof.

     28.5. In accordance with the Run-Off Plan, the Bank refrains from making new credits available, and its activity focuses on collection of existing credits. The Bank reduced and/or completely discontinued
          various activities which existed therein in the past and which are not connected with the collection of credits.

     28.6. In addition, the Bank's Board of Directors approved a comprehensive and detailed efficiency plan which includes deep cutbacks in the operational expenses and in the manpower.

     28.7. In its meeting of July 26, 2005, the Bank's Board of Directors approved the extension of the Run-Off Plan by two additional years and the continued implementation thereof on the basis of a document which was prepared by Prof. Barnea, this until July 31, 2008. The Bank's
          Board of Directors decided, in light of the reduction in the Bank's activity within the framework of the Run-Off Plan, to notify the
          Governor of the Bank of Israel of its consent to the limitation of its banking license in a manner which will reflect the limited activity thereof, and including non-acceptance of new deposits and non-renewal of deposits that have reached maturity. In addition, in the limited license it will be set forth that the validity thereof will be until the end of the extended plan period.

     28.8. On October 10, 2005 the Ministerial Committee for Social and Economic
          Affairs (Socio-Economic Cabinet) decided to approve the extension of the Bank's Run-Off Plan by an additional two years, until July 31,
          2008.

          The decision of the Ministerial Committee for Social and Economic
          Affairs from October 10, 2005 is attached AS APPENDIX "G/4" to this application and constitutes an integral part hereof.

29.  In addition, the government noted the Governor of the Bank of Israel's notice regarding his consent to the realization of the balance of the
     Bank's assets and continued availability of a line of credit to the Bank until the end of the extended plan. The government's decision also set forth that the Bank would not make use of the line of credit, or of other sources, in order to make new credits available.

30.  The Bank during the years of its existence used to distribute every quarter a preferred dividend to its preferred shareholders and the State paid the
     Bank back to back interest (at the rate of the dividend which the Bank used to pay to the preferred shareholders) for the issue considerations of the preferred shares of the Bank which were deposited by the Bank with the
     Ministry of Finance as a perpetual deposit. After the Bank found itself in a liquidity crisis in the third quarter of 2002, the Bank ceased distributing the preferred dividend to its shareholders and the State ceased paying the Bank the aforesaid interest.

                                       22

31.  Following the cessation of the payment of the interest with respect to the perpetual deposit, an action was filed against the Bank which is still pending before the courts (Originating Motion 1292/04). The action was filed with the District Court in Tel Aviv on September 28, 2004 by various financial bodies, holding the preferred shares of the Bank. Within the framework of the claim the Court was requested, inter alia, to order the
     Bank to pay its shareholders a dividend at a rate and on the dates as was paid until the second quarter of 2002. Since in the opinion of the Bank, , the subject of distribution of the dividend is connected with the issue of the accrual of interest on the perpetual deposits under the circumstances of non-distribution of a dividend, the Bank filed following this originating motion, an originating motion against the Minister of Finance and the plaintiff shareholders (Originating Motion 377/05) in order for the
     Court to declare that the interest accrues in favor of the Bank also with respect to the period in which a preferred dividend was not distributed.
     The Court dismissed the originating motion which was filed by the Bank and determined that the interest does not accrue in favor of the Bank.

32.  On October 9, 2007 the Bank's Board of Directors decided that in light of the decision of the Court it is appropriate that the Bank will act to renew the dividend distribution to the preferred shareholders of the Bank. In this connection the Board of Directors also decided to convene the general meeting of the Bank and to recommend to it the amendment of the Bank's articles in a manner that will enable the renewal of the distribution. The general meeting convened on January 7, 2008 and rejected the recommendation of the Board of Directors.

33.  Since in the opinion of the Bank the decision of the Court is liable to be interpreted as denying the right of the Bank to receive accumulated interest also if and when the Bank will distribute or pay in the future a cumulative preferred dividend in arrears, the Bank filed on January 6, 2008 an appeal with the Supreme Court (Civil Appeal 174/08) on this part of the
     Court's decision. This appeal is still pending before the Supreme Court.

     For details regarding the material legal actions, including the action specified above, see in the annual report of the Bank for December 31,
     2007, and in the financial statements of the Bank for March 31, 2008 which are attached as APPENDICES "H" and "I" respectively, to this application and constitute an integral part hereof.

34.  According to the government's decision, the Run-Off Plan will conclude at the end of the month of July 2008. In order to prepare for "the day after"
     the Run-Off Plan, the Bank's Board of Directors examined, in cooperation with the State of Israel, including by virtue of the Bank being a mixed company, as defined in the Government Companies Law, 5735- 1975, the various possible alternatives that will benefit the shareholders.

35.  As was conveyed to the Bank, the State conducted over the course of 2007 an experimental test, through the Government Companies Authority, in order to examine the level of response of various parties which could be interested in acquiring all the issued and paid up share capital of the Bank. Twelve entities expressed interest in acquiring the aforesaid share capital.

                                       23

36.  After the initial draft of the outline for sale of the Bank as a going concern, which includes, inter alia, the arrangement plan, the material shareholders requested from Prof. Barnea to propose a formula for the distribution of the consideration that will be received from the sale of all the shares of the Bank to the Purchaser, among the shareholders.
     Professor Barnea submitted to the material shareholders his proposal for distribution of such consideration within the framework of which he addressed the alternative of liquidating the Bank against its sale as a going concern.

37.  The conclusion of Prof. Barnea was that the alternative of selling the
     Bank's shares as a going concern was the best alternative for the shareholders.

     The recommendation of Prof. Barnea was adopted by the material shareholders in a letter of principles which they signed on March 18, 2008 (excluding
     Bank Leumi, Bank Hapoalim, and Bank Discount), which seeks to adopt the arrangement plan.

38.  The conclusion reached by the Bank's Board of Directors and the Government
     Companies Authority after many discussions and with the assistance of a team of outside consultants (including the distribution proposal of Prof.
     Barnea which was given to the material shareholders), was that the sale of the Bank as a "going concern" to an outside investor is likely to yield a higher consideration to the shareholders compared to the alternative of liquidating the Bank and distributing the balance of its assets (after discharge of its debts to its creditors) to its shareholders.

39.  On April 29, 2008, the Ministerial Committee for Privatization Affairs
     decided that the shares of the State in the Bank will be sold, as a single unit, by way of a private sale, to an investor or to a group of investors from Israel and/or from abroad ("THE PURCHASER") and this within the framework of a comprehensive sale outline for transfer of all the Bank's shares including those held by the public to the Purchaser, as specified in the Ministerial Committee decision ("THE PRIVATIZATION DECISION"). Further to the privatization decision, the Bank's Board of Directors decided to propose to all the Bank's shareholders an arrangement plan between it and them, within the framework of which their holdings will be purchased by the outside investor and/or will be redeemed by the Bank. The manner of privatization of the Bank requires approval of the Finance Committee of the
     Knesset in accordance with Article 59b(h) of the Government Companies Law.
     Upon the decision of the Ministerial Committee for Privatization Affairs
     the Bank is a "privatized company", as defined in the Government Companies
     Law.

     The privatization decision is attached to the Immediate Report of the Bank from April 30, 2008 which is attached to this application AS APPENDIX "J"
     and constitutes an integral part hereof.

                                       24

F.   MANNER OF ALLOCATION INTO CLASS MEETINGS

40.  The manner of allocation into the class meetings, as specified in Appendix
     "D" to this application, is almost completely based on the package of rights of each share and that such an allocation properly reflects the various interests of the shareholders in the Bank. For details regarding the various interests of the class meetings, see clause 19 above.

     It is emphasized, this allocation into the class meetings is a product of balancing between meticulously safeguarding the interests and the rights of the class shareholders, so that they will not be prejudiced, and using caution against excess splitting of the shareholders into sub-groups, without having material interests at the basis of the split which justify this, which may vest in individual and specific shareholders, even those whose rate of holdings in the Bank are minimal, non-proportional power, at the stage when the arrangement proposal is brought for approval of the shareholders and preclusion of the ability to make decisions in the Bank as a result thereof. It is also emphasized that the Bank's articles grant only to Ordinary "A" Shareholders and to Ordinary Preferred Shareholders voting rights in the general meeting of the Bank.

     The State of Israel notified the Bank that it would not participate in the class meetings of the shareholders.

     The words of the Honorable Judge D. Levin in Civil Appeal 70/92 CLAL
     INDUSTRIES LTD. V. LEUMI - PIA, MUTUAL FUND MANAGEMENT COMPANY LTD., Piskei
     Din 47(2) 329, 343 are suitable in this regard:

          "NONETHELESS, ALSO WITH RESPECT TO CLASSIFICATION OF SHAREHOLDER
          MEETINGS, AS WITH RESPECT TO CLASSIFICATION OF CREDITOR MEETINGS,
          ACCORDING TO THE AFORESAID INTERESTS TEST, ONE SHOULD ABSTAIN FROM
          CLASSIFICATION INTO TOO MANY SUB-GROUPS, SINCE SUCH A CLASSIFICATION
          IS LIABLE TO RESULT IN OVER-DEMANDING MINORITY GROUPS CAUSING THE
          FAILURE OF THE ARRANGEMENT NOT FOR A TRULY RELEVANT REASON".

G.   THE BANK'S CREDITORS

41.  Hereinafter are details regarding the Bank's creditors and the total debt of the Bank to them (in NIS thousands) close to the filing date of the application (as of March 31, 2008):

     41.1. The material creditor of the Bank is the State of Israel, to which the total debt of the Bank is set at NIS 4,877 million (approximately
          90.3% of the Bank's total liabilities).

     41.2. An additional material creditor of the Bank is the Bank of Israel, which made available to the Bank a special line of credit which the
          Bank undertook to pay back. As of March 31, 2008 the total debt of the
          Bank in relation to the Bank of Israel is set at NIS 390 million.

                                       25

          As specified in the statements of the Bank for March 31, 2008
          (Appendix "I"), the Bank is of the opinion that by right, the Bank of
          Israel should credit it with the interest amounts over the "Bank of
          Israel interest" with which it was charged by the Bank of Israel with respect to the special line of credit from August 2002 and until July
          29, 2003. The Bank is conducting discussions with the Bank of Israel in this connection.

     41.3. The total debt of the Bank in relation to its non-material creditors, close to the aforesaid filing date of the application, is set at approximately NIS 133 million.

H.   DESCRIPTION OF THE BANK AND ITS BUSINESS ENVIRONMENT

42.  In accordance with the requirement of the Arrangement Regulations for providing details with regard to the Bank and its business environment, hereinafter are detailed the data required pursuant to law. Nonetheless, since the Bank is a public company which publishes periodic reports, quarterly financial reports and immediate reports in accordance with the provisions of the Securities Law and its regulations, wherein extensive and comprehensive details are included beyond that required pursuant to the
     Arrangement Regulations, the essentials are hereby briefly brought forth.
     The Honorable Court is referred, for the purpose of receiving additional and more complete details (to the extent so required), to the annual report of the Bank for December 31, 2007 (Appendix "H" to the application).

43.  THE SEGMENTS IN WHICH THE BANK OPERATES, THE FIELDS OF OPERATION AND
     LICENSING CHARACTERISTICS

     43.1. The Bank was incorporated on October 7, 1957 as a public company in
          Israel. In the terminology of the Government Companies Law, 5735-1975
          ("THE GOVERNMENT COMPANIES LAW"), the Bank is a "mixed company" (as defined in Article 1 of the Government Companies Law).

     43.2. In 1989 the Bank commenced its activity as a commercial bank, however as stated above, the Bank today engages primarily in collection of bank credits, after its activity of providing varied and diverse banking services was utterly reduced.

     43.3. The Bank obtained a license to operate as a commercial bank on June
          4, 1989, however this license was limited in accordance with the limitation of the Bank's activity and is planned to be revoked upon conclusion of the Run-Off Plan on July 31, 2008.

44.  CHARACTERIZATION OF THE BANK'S CUSTOMERS AND THE EXTENT OF DEPENDENCE ON
     THEM

     44.1. The Bank's customers include borrowers (primarily from the business sector) as well as depositors. The number of depositors, which continues to diminish with the years, is fixed today at approximately
          70. In addition, the Israel Electric Corporation Ltd. received from the Bank loans guaranteed by the State of Israel which have not yet been paid in full.

     44.2. Apart from the Israel Electric Corporation Ltd., the Bank does not have, nor did it have in the year preceding the filing of this application, dependence on an individual customer or on a limited number of customers, or customers the revenues from which constituted
          10% or more of the total revenues of the Bank.

                                       26

45.  DEPENDENCE ON SUPPLIERS, MARKETING PEOPLE AND RAW MATERIALS

     The Bank has no dependence on suppliers, marketing people and raw materials.

46.  RISK FACTORS

     Hereinafter is a description of the primary risk factors that are liable to affect the Bank's activity:

     46.1. QUALITY OF BORROWERS AND COLLATERALS

          The risk that borrowers of the Bank will not make payments of their debts to the Bank, is a risk inherent in the activity of the Bank.
          Although the Bank continuously reviews the condition of its customers and the value of the collateral securing their debts and makes provisions in accordance with its appraisals of the risk that they will not be able to pay their debts, it is possible that in the future there may be circumstances and situations that were not taken into account until now by the Bank, including deterioration in the condition of the customers and devaluation of their collateral, which will require the making of additional provisions. The focus of the
          Bank on collection of credits and its refraining from engaging in other activities, increase the impact that this risk will have on the financial results of the Bank in the event of its realization.

     46.2. DISPERSAL OF CREDIT RISKS

          In accordance with the policy adopted by the Bank within the framework of the Run-Off Plan the Bank no longer engages in extending of credit, but rather in collection of the credit which was made available by it in the past, while executing debt settlements as a part of this process. The ability to collect the credit is also affected by factors external to the Bank, such as the condition of the economy in general and the borrowers in particular and the policy of other banks with respect to making credit available to customers. The fact that the
          Bank has been refraining for approximately six years from making new credit available, limited to a minimum the ability of the Bank to disperse its credit risks in accordance with accepted parameters for measuring credit risk dispersal.

     46.3. INTEREST, EXCHANGE RATE AND INFLATION RISKS

          The interest risk derives from the impact of future changes in the interest rates on the current value of the assets and liabilities of the Bank. These changes are liable to cause erosion of the Bank's revenues and its capital.

     46.4. SHARE PRICE RISK

          The scope of the total investment of the Bank in securities on March
          31, 2008 amounts to approximately NIS 40 million. Out of the aforesaid amount, a sum of approximately NIS 29 million is comprised of tradable shares. The aforesaid value is on the basis of the Stock Exchange rate as of date of the financial statements. The above-mentioned value is subject to fluctuations in accordance with the share prices included in this clause. Most of the investment in tradable shares is with respect to shares of one company included in the Tel Aviv 25 shares list.

                                       27

     46.5. LIQUIDITY RISK

          Since the Bank is precluded from receiving deposits from the public, it relies on the line of credit from the Bank of Israel for its liquidity management..

     46.6. OPERATIONAL RISKS

          These risks include risks deriving from fraudulent acts, errors on the part of the Bank's employees, absence of proper documentation for transactions, failures and defects in data processing, in equipment or in external systems of service providers, and absence of proper internal security check and control processes. Although the Bank instituted various means of supervision and control with the objective of minimizing the operational risks to which it is exposed, this is not sufficient to ensure that such risks do not exist or that they will not be realized in the future.

     46.7. LEGAL RISKS

          Over the course of its operation the Bank is exposed to legal risks, including the risk of loss as a result of there being no possibility of legally enforcing the existence of an agreement. These risks are continuously handled by the legal department of the Bank, but this does not ensure that all the risks were taken into account, or that risks which were identified will not be realized in the future.

     46.8. DEPENDENCE ON PROFESSIONAL PERSONNEL DUE TO REDUCTION OF THE WORK
          FORCE

          In accordance with the Run-Off Plan and the efficiency plan which accompanied it, the Bank substantially reduced the number of its employees, which was reduced from 170 on January 1, 2002 to 42 on
          March 31, 2008. The ability of the Bank to continue to successfully collect its credit portfolio, as well as to preserve the Bank as a business platform for a potential purchaser of the Bank, are dependent, inter alia, upon the continued employment of those managers and employees who are acquainted with and hold the essential knowledge concerning the systems of the Bank and its customers.

     46.9. DEPENDENCE OF THE BANK ON THE SPECIAL LINE OF CREDIT FROM THE BANK OF
          ISRAEL

          In the absence of other liquidity sources, the ongoing regular activity of the Bank is dependent upon the maintenance of the special line of credit which was made available to the Bank by the Bank of
          Israel and which was due to terminate on July 31, 2008.
          Non-fulfillment by the Bank of the special line of credit terms is liable to jeopardize the continued maintenance of the line of credit and to lead to realization of the debenture which was registered in favor of the Bank of Israel, to secure fulfillment of the Bank's obligations toward it.

                                       28

          In the letter of the Governor of the Bank of Israel from April 13,
          2008 the Governor of the Bank of Israel notified the Director of the
          Government Companies Authority that he decided to accede to his request and to extend the payment date of the special line of credit which was made available to the Bank, until December 31, 2008, or until the date the Court approval is received for an arrangement among all the shareholders, which is the object of this application, whichever is earlier. The aforesaid notice of the Governor which was conditioned on the fulfillment of a number of prerequisites is attached hereto as APPENDIX "K" to this application.

     46.10. THE HARM TO THE BANK'S PROFITS DUE TO ITS INABILITY TO MAKE CREDITS
          AVAILABLE AND TO RECEIVE AND/OR RENEW DEPOSITS

          Following the decisions of the Ministerial Committee for Social and
          Economic Affairs and of the Bank of Israel regarding the affairs of the Bank, the Bank is precluded from making new credits available and from receiving and/or renewing deposits, and the activity of the Bank focuses on collection of its credit portfolio. Limitation of the
          Bank's activity to collection of existing credits has and will continue to have an adverse effect on the Bank's ability to generate financing and operating income, and its being precluded from receiving and/or renewing of deposits, harms its financial margins.

     46.11. EFFECT OF THE RUN-OFF PLAN ON THE ATTITUDE OF THE BORROWERS TOWARD
          THE BANK AND THE BANK'S COLLECTION ABILITY

          The circumstances of the Bank and the limited prospect of its continued activity, are liable to negatively affect the willingness of its customers to fulfill their obligations toward it. On the one hand, customers may believe that under these circumstances concessions and reliefs can be extracted from the Bank, and on the other hand, fulfilling their obligations does not assure them an ongoing relationship with the Bank. The Bank's management is implementing and intends to continue implementing a vigorous and resolute line of action in everything connected with the handling of problematic debts.
          As a result thereof, in the last years there has been a significant increase in the collection expenses and the legal expenses borne by the Bank and this trend is liable to continue also in the future.

                                       29

47.  THE CONTROL OF THE BANK AND THE BANK'S HOLDINGS IN OTHER CORPORATIONS WHICH
     ARE MATERIAL TO THE BANK'S BUSINESSES

     47.1. THE CAPITAL STRUCTURE OF THE BANK: As of the date of this application, the registered capital of the Bank is NIS 18,890.1, and the issued and paid up capital thereof is NIS 13,774.1, allocated as follows:

                                                       NUMBER OF SHARES IN THE
   CLASS OF SHARE                PAR VALUE (NIS)           REGISTERED CAPITAL       NUMBER OF ISSUED SHARES
---------------------------- -------------------------- -------------------------- --------------------------
   Ordinary "A" Shares                   0.10                    16,000                     15,100
   Ordinary "B" Shares                   0.10                   135,399                    134,899
  Ordinary "B1" Shares                   0.10                         1                          1
Ordinary Preferred Shares               0.001                 1,000,000                  1,000,000
  Preference "C" Shares               0.00018                17,000,000                 17,000,000
 Preference "CC" Shares                 0.003                 1,000,000                    999,998
 Preference "CC1" Shares                0.003                 1,740,000                  1,734,779
  Preference "D" Shares                  0.03                   164,000                    163,477
 Preference "DD" Shares                  2.10                    60,000                     55,409
   Unclassified Shares                   0.10                    50,100

     47.2. The principle shareholder in the Bank, the State of Israel, holds, as of the filing date of this application approximately 80.09% of the issued and paid up capital of the Bank (through its holdings of various shares of the Bank - see Appendix "E") and approximately
          45.78% of the voting rights therein (though Ordinary "A" Shares)(3).

-----------------------
(3) Recently the Bank reached a conclusion whereby out of 3,429 Preference "D"
Shares and 1,901 Preference "DD" Shares registered in the name of the State on the books of the Bank's agent in the United States and not registered on the
Bank's books and not reported by it, 2,636 Preference "D" Shares and 1,306
Preference "DD" Shares must be transferred and registered in the name of the
State on the Bank's books (and concurrently subtracted from shares registered in the name of holders in the United States). In its meeting of February 26, 2008 the Bank's Board of Directors decided to approve the transfer of shares as stated above in the name of the State, subject to receiving certain approvals from the State concerning correction of the existing registrations in its name and the "surplus" share certificates which are held by it. When this transfer is accomplished, the rate of holding of the State in the Bank's capital will be set at 81.82% in lieu of 80.09% as reported today. It is noted that there is still an amount of approximately 30 Preference "DD" Shares (beyond the amount of 1,306 shares noted above) which prima facie were also purchased by the State, but due to the absence of information with respect to details of the sellers, for now they cannot be transferred or registered in its name on the Bank's books.

                                       30

48.  ADDITIONAL DETAILS REQUIRED IN ACCORDANCE WITH THE ARRANGEMENT REGULATIONS

     48.1. As of the day of filing this application, a receiver was not appointed for the Bank pursuant to a decision of a court or an execution office.

     48.2. To the best of the knowledge of the Bank, apart from that specified below, no personal advantage arises for any of the officers therein from the proposed plan, whether by virtue of their status as officers or whether by virtue of their status as shareholders or creditors:

          48.2.1. Subsequent to finalization of the sale of the Bank's shares, the State will pay the Bank's employees, including to the
               Chairman of the Bank's Board of Directors and the remaining officers serving as employees of the Bank, a privatization grant, in accordance with the Provision of Compensation to Employees due to a Private Sale of the State's Shares Procedure, as it will be updated from time to time.

          48.2.2. Upon the filing of this application with the Honorable Court, the indemnification letter and the exemption letter for the officers of the Bank will come into force, as such were approved in the general meeting of the Bank's shareholders of April 15,
               2008 and in accordance with the Immediate Report which the Bank then published.

     48.3. The Bank was not given, and it was not proposed that it be given, guarantees, collateral or other securities for the purposes of the plan.

     48.4. The total expenses and costs which according to the Bank's estimation it may bear as a result of the plan, including amounts that were already paid for services and expenses in connection with the arrangement plan prior to its submission, is approximately NIS 2.25 million.

I.   CONCLUSION

49.  This application is supported by the affidavit of Dr. Raanan Cohen, the
     Chairman of the Bank's Board of Directors, on the basis of which the application was executed, which is attached to this application and constitutes an integral part hereof.

50.  Therefore the Honorable Court is requested to order as requested in clause
     16 of this application.

51.  This application should be granted as a matter of law and as a matter of justice.

---------------------------------------    -------------------------------------
            EHUD SOL, ADV.                           ASHER DOVEV, ADV.
         LICENSE NUMBER 12013                      LICENSE NUMBER 21192

                     HERZOG, FOX, NEEMAN AND CO., ADVOCATES
                   REPRESENTATIVES OF THE BANK (THE APPLICANT)

                                       31

I declare that the contents of the facts specified in the application and the appendices thereof, to which this affidavit is appended, are true and that this is my name and this is my signature.

                                                           ______(-)____________
                                                             Dr. Raanan Cohen

CERTIFICATION

I certify that today, the 3rd of July, 2008, appeared before me, Asher Dovev,
Adv., Dr. Raanan Cohen, bearer of Identity Card Number 04831694 and after I cautioned him that he must declare the truth, and that he will be subject to the penalties prescribed by law if he does not do so, confirmed the accuracy of his declaration above and signed it before me.

______(-)______________
Asher Dovev, Adv.

                                       32

                                                                      APPENDIX A
                                                  TO THE ARRANGEMENT APPLICATION

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                  March 12, 2008

TEL AVIV STOCK EXCHANGE             SECURITIES AUTHORITY

www.tase.co.il                      www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

             Subject of the Event: Update of Prof. Barnea's Proposal

On January 15, 2008, the Bank issued an Immediate Report in reference to a proposal prepared by Prof. A. Barnea, by the request of the State of Israel and by other shareholders of the Bank, for the distribution of the consideration which will be received from the implementation of the blueprint (if and when the blueprint will be carried out) among the various shareholders of the Bank. Prof.
Barnea's proposal, dated January 13, 2008, was attached to the above Immediate
Report.

On March 11, 2008, the Bank received an amended and updated proposal of Prof.
Barnea dated March 9, 2008.

Among the changes in the updated proposal as compared to the original proposal is a clarification that the exact distribution of the consideration among the holders of the various classes of shares shall be according to the Dollar exchange rate prevalent at the time of the distribution, and there are also corrections relating to the amounts proposed for distribution to the Preferred
Ordinary shareholders.

The attachment of the updated proposal is with the consent of Prof. A. Barnea.
The proposal document was not commissioned by the Bank.

As Prof. A. Barnea explicitly notes also in the updated proposal, the proposal is not a valuation of the Bank assets and liabilities, which means that the data brought below is indicative only and its purpose is to allow the owner of each class of shares to make a quantitative examination of the size of the consideration allocated to him.

Details regarding Prof. A. Barnea's education are attached hereto as an integral part of this Immediate Report.

The Bank reiterates its clarification in its prior Immediate Report in connection with the original proposal, that the estimates and evaluations contained in the document should not be viewed as estimates and evaluations on behalf of the Bank or binding upon the Bank.

The date and time when the Company was first made aware of the event or matter:

March 11, 2008 at 12:00 P.M.

--------------------------------------------------------------------------------
BARNEA FINANCIAL CONSULTING LTD.
--------------------------------------------------------------------------------

    PROPOSAL TO DISTRIBUTE THE CONSIDERATION FROM THE SALE OF THE INDUSTRIAL
           DEVELOPMENT BANK TO ITS SHAREHOLDERS AS A GOING CONCERN(1)

1.   I have been asked by representatives of the shareholders of the Industrial
     Development Bank (hereinafter: "THE BANK") to offer a framework for the distribution of the consideration received from the sale of the Bank's shares, which shall be supported by the various shareholders and by the
     State. This support is necessary so as to allow a smooth sales process of the Bank's shares as a GOING CONCERN. As is evident from the data in
     Appendices A and C, a significant gap (some NIS 200 Million) exists between an estimate of the Bank's value as a going concern and its value upon liquidation. This value differential can be lost due to disunity between the interests of the various shareholders, as a result of which a slow legal procedure shall be initiated, leading to liquidation. The goal of the proposed distribution framework is to reach a general agreement, while balancing various interests, allowing an expedited procedure for the sale of the Bank's shares as a going concern.

2.   The proposed framework is based on the rights of shareholders under liquidation as denoted in the Bank's Articles of Association and in the documents of the holders of the classes of shares presented for my review.
     The value of the Bank's assets and the rights of the preferred stock holders has been assessed based on the Bank's September 30, 2007 Financial
     Statements and the dollar rate of NIS 4.013. I direct your attention to the notes of the attached tables referring to the influence of the change on the dollar's rate of exchange on shareholders' rights. THE PRECISE
     DISTRIBUTION SHALL BE DETERMINED BASED ON THE RATES OF EXCHANGE AT THE TIME
     OF PAYMENT. An estimate of the proposed distribution based on the Bank's value and the dollar's rate of exchange is included in Appendix D.

3.   I was not asked to prepare and did not prepare a valuation of the Bank assets and liabilities, which means that the data brought below is indicative only and its purpose is to allow the owner of each class of shares to make a quantitative examination of the size of the consideration allocated to him.

4.   I was not asked to refer to and did not refer to a central issue related to the value of the Bank in the matter of THE BANK'S DEMAND FROM THE MINISTRY
     OF FINANCE FOR INTEREST ON THE BANK'S PERPETUAL DEPOSIT INTENDED FOR THE
     PAYMENT OF ACCUMULATED DIVIDEND FOR THE PREFERENCE SHARES. One may assume that in the event of liquidation the Bank's claim against the Ministry would be resolved by a legal process the results of which cannot be predicted. Conversely, the consent on behalf of all the Bank's shareholders for a sales process would probably be based on a settlement in the matter of the deposit interest and thus make the legal procedure unnecessary.

5.   The value of the Bank under liquidation or sale as a going concern depends on two additional factors:

     a.   The interest rate the Bank will be required to pay for the special line of credit from the Bank of Israel. The Bank is waiting for the
          Governor's decision regarding a refund to the bank as a result of excess interest collected between 8.2002 and 7.2003 in the amount of some NIS 79 million. This proposal is based on the assumption that the entire sum will be returned to the Bank. The bank's value under liquidation or as a going concern will vary depending on the sum actually refunded.

     b.   The financial outcome of the realization of the public credit portfolio under liquidation or in a going concern situation. Appendix
          B details the assumptions I made regarding the realization of the credit portfolio, and is sufficiently detailed for users to posit their own estimates.

----------

(1) This document is a translation of the original document submitted to the representatives of shareholders in March 2008.

--------------------------------------------------------------------------------
Aviv Tower, 49th Floor
7 Jabotinsky St, Ramat Gan 52520
Tel 03-6114061, Fax. 6114062                 office@barnea.net
--------------------------------------------------------------------------------

6.   The Bank's December 31, 2006 and September 30, 2007 Board of Directors
     Reports and Financial Statements are detailed and refer to the above issues clearly and precisely. For the sake of brevity, I am assuming that the information included in the reports is common knowledge and shall not repeat it here,

A PROPOSED FRAMEWORK FOR THE DISTRIBUTION OF THE CONSIDERATION FROM THE SALE OF
THE BANK'S SHARES.

7.   The starting point for the proposed distribution framework is the value of the bank under liquidation. A detailed estimate of this value is included in Appendices A and B. The assumption is that under liquidation, without interest being paid on the perpetual deposit and based on a reasonable estimate of the value of the credit portfolio to be sold in bulk or separately, the ENTIRE consideration shall be distributed between
     Preference C, CC, CC1, D and DD shareholders. In my opinion, based upon the data in the appendices, assuming that interest is not paid on the perpetual deposit, the consideration shall not suffice for full compensation (see definition below) of these Preference shareholders.

8.   Full compensation for Preference C and D shareholders includes:

     a.   Payment of the entire principal according to the linkage terms.

     b.   Payment of accrued interest of 6% to Preference C shareholders and
          7.5% to Preference D shareholders.

9.   The estimate of the return from the sale of the Bank's shares as a going concern, is, according to my estimates, some NIS 200 million higher than the sum achievable in the liquidation alternative (see Appendix C), therefore, reaching an agreement permitting a proper and quick sale procedure is justified.

10.  The capital notes issued by the Bank are senior to all classes of shares
     (like deposits) and shall be redeemed prior to the Preference shares. In the following calculation, the capital notes are included as deposits.

11.  A proposed distribution framework between shareholders in a situation in which the Bank is sold as a going concern is detailed as follows:

     a.   The Bank's value under liquidation and the sum to be distributed between C and D shareholders if the bank is liquidated, after the repayment of all the Bank's more senior liabilities (public, government and Bank of Israel deposits, employees, capital notes and liabilities), and the liquidation of all its assets, shall be determined. This sum shall be designated by the letter P. The sum P less the cost of purchasing D shares held by the public, shall be defined as the minimum price in the tender for the Bank's sale as a going concern, and be designated by P* (as it is possible that proper management of the tender will require the setting of a different minimum sum, the table below also includes a lower value, according to my estimates, than the current value of the Bank under liquidation).

     b.   The process of selling the shares of the Bank as a going concern shall commence. We shall designate this sum with the letter M. My assumption is that M is greater than P*.

     c.   The distribution framework deals with the distribution of the sum M received from the sale of the Bank's shares as a going concern between the following shareholders

          1)   Preference C and D shareholders for the purpose of completing the full compensation sum.

          2)   Ordinary Preferred shareholders.

          3)   Ordinary A shareholders.

          4)   B1 shareholder.

12.  The Ordinary Preferred shareholders are inferior in relation to Preference shareholders and will receive nothing upon liquidation. On the other hand,
     Ordinary Preferred shareholders have voting rights (6%) and are capable of delaying the sales process. Based on this and other public considerations detailed in the letter I received from a representative of the shareholders, the distribution framework proposes compensation to Ordinary
     Preferred shareholders in the sales option, to the maximum sum of NIS 25 million as detailed below.

13.  Ordinary class A shareholders are also capable of delaying the process of selling the Bank as a going concern. Based on this consideration, the distribution framework proposes certain compensation to Ordinaty class A shareholders even if the sum received does not fully compensate Preference
     D shareholders (only after Preference C shareholders are fully compensated, this assuming that the dollar rate is under NIS 4.1).

14.  A B1 share was issued to the government in return for its agreement to change the perpetual deposit conditions to a CPI-linkage alternative. This share does not have voting rights or dividends, but only a residual upon liquidation. Realistically, a B1 share holder will receive nothing in the liquidation option. The increase received by the State is significantly lower than its contribution to the Bank in consenting to the change in the terms of the perpetual deposit, but it reflects the inferior rights of the
     B1 share both under liquidation and upon its sale as a going concern. As compensation to the State for the B1 shares it holds under the proposed distribution framework, I have taken into account an increase in the
     State's portion of Ordinary A shares from 48.8% to 58.8% and a subsequent reduction of the portion of the banks' and others' from 51.2% to 41.2%.

15.  The sum of the dividends accumulated and not paid to Preference C shareholders as of September 30, 2007 is NIS 56 million (assuming that they are entitled to dividends under liquidation at a rate of 6% per year). I suggest that the State allocate a sum of NIS 28 million from its share to
     Preference C shareholders in return for their waiving their demand that interest be paid for the perpetual deposit for the payment of the accumulated dividend. The sum of the dividends to Preference C and D shareholders shall be updated at the date of payment of the consideration on the sale by the purchaser (according to the dollar rate and accumulated interest on said date), and the State shall allocate from its share as a D shareholder a sum of up to 50% of the dividends as determined for the payment date. This allocation is only relevant for a situation in which the consideration from the sale is low. If a higher sum is received the State shall receive back the allocated sum and shall save the ENTIRE interest for the perpetual deposit. In return for this State waiver, Preference C shareholders shall waive their claims and cooperate with the sales process, as detailed below.

16.  Assuming that a sales process takes place, the Bank shall redeem from its own means the Preference D shares held by the public with an estimated sum of $8.3 million, and the accumulated dividends for these shares shall be paid by the State. A sum of NIS 33 million ($8.3 million) was deducted from the Bank's value in a sales process, and a sum of NIS 46 million, 33 million plus 13 million cumulative dividend, was deducted from the sum accrued for Preference shareholders, for a sum total, based upon a dollar rate of NIS 4.013, of NIS 589 million.

17.  THE ESTIMATED VALUE OF THE BANK UNDER LIQUIDATION as of September 30, 2007,
     as detailed in Appendices A and B, is NIS 484 million. Under liquidation, and assuming that the perpetual deposit does not bear interest, the sum is divided between C and D shareholders pro rata, based on the sum they are owed, including dividends in arrears, and without the purchase of
     Preference D shares from the public, i.e., 63% for Preference D shares and
     37% for Preference C shares. Based upon the estimate in Appendix A, they shall receive 76% of the sum they are owed (including the dividends in arears). The remaining shareholders will receive nothing.

18.  THE FOLLOWING IS THE PROPOSED DISTRIBUTION BETWEEN THE SHAREHOLDERS
     ASSUMING THE BANK IS SOLD AS A GOING CONCERN. My estimate of the Bank's value as a going concern is as detailed in Appendix C, NIS 651 million. The
     MINIMUM sum for which the Bank will be offered for sale as a going concern was determined based upon its value under liquidation and is (at least) NIS
     484 million less the sum of NIS 33 million redemption sum of the D shares held by the public, meaning NIS 451 million. I shall also refer to a lower sum, NIS 400 million, in the event that market conditions change before the actual sale.

19.  The distribution of compensation between Preference C and D shareholders when the Bank is sold as a going concern, is based upon the sum they are owed, including dividends in arrears AFTER the purchase of Preference D shares from the public. Preference C shares are entitled to 40% of the sum
     (NIS 234/589 million, see table below) and Preference D shareholders to 60%
     of the sum. As noted in Paragraph 15 above, the State agrees to compensate a sum of up to 50% of the dividend owed to Preference C shareholders from the funds for its Preference D shares. The below tables takes this sum into account.

   DISTRIBUTION OF CONSIDERATION FROM THE SALE OF THE BANK AS A GOING CONCERN

                     (NIS MILLIONS AS OF SEPTEMBER 30 2007)*

                            (ROUNDED TO NIS MILLIONS)

=============== ============= ============ ====================== ==========================================================
                 PREFERENCE    ORDINARY
                  C AND D      PREFERRED     ORDINARY A SHARES
                   SHARES       SHARES         (INCLUDING B1)                     PREFERENCE C AND D SHARES
                ============= ============ ====================== ==========================================================
                                                                                                             COMPENSATION
                                                                                            % REFUND TO      OF PREFERENCE
                                                                             GOVERNMENT    PREFERENCE C     C SHAREHOLDERS
 SUM RECEIVED                              GOVERNMENT    OTHERS    PUBLIC C       D        SHAREHOLDERS         FROM D
=============== ============= ============ =========== ========== ========== ============ ================ =================
     400                 389           11           0          0        184          205              79%         28
--------------- ------------- ------------ ----------- ---------- ---------- ------------ ---------------- -----------------
     450                 439           11           0          0        204          235              88%         28
--------------- ------------- ------------ ----------- ---------- ---------- ------------ ---------------- -----------------
     500                 487           13           0          0        223          264              95%         28
--------------- ------------- ------------ ----------- ---------- ---------- ------------ ---------------- -----------------
     550                 525           15           6          4        234          291             100%         24
--------------- ------------- ------------ ----------- ---------- ---------- ------------ ---------------- -----------------
     600                 563           18          11          8        235          328             100%         10
--------------- ------------- ------------ ----------- ---------- ---------- ------------ ---------------- -----------------
     650                 589           21          24         16        235          354             100%          0
--------------- ------------- ------------ ----------- ---------- ---------- ------------ ---------------- -----------------
     700                 589           25          51         35        235          354             100%          0
--------------- ------------- ------------ ----------- ---------- ---------- ------------ ---------------- -----------------
     750                 589           25          80         56        235          354             100%          0
=============== ============= ============ =========== ========== ========== ============ ================ =================

*4.013 DOLLAR RATE.

NOTE 1

When the sum received is between levels, the distribution of the INCREASE from the previous level is proportional to the sum to which shareholders are entitled in their shift between levels. For instance, assume that the sum received is 525 million NIS, meaning half of the level between 500 and 550. Preference C and D shareholders shall receive 487 plus half the difference between 487-525 meaning
487+19=506. Ordinary Preferred shareholders shall receive NIS 14 million and
Ordinary shareholders shall receive NIS 5 million, totaling NIS 525 million.

NOTE 2

Due to changes in the dollar's rate of exchange, changes will take place in the distribution of the consideration. I do not possess Bank balance sheet data updated to current dollar rates. The change in the dollar's rate of exchange also applies to other of the Bank's assets and liabilities, and must not be attributed only to shares. LET US ASSUME that the value of the Bank (in NIS) as of the date of this document has not changed relative to the September 30, 2007 estimate. The rights of Preference C and D shareholders have eroded due to appreciation and have increased due to cumulative dividends. The dollar rate has appreciated by some 7% (NIS 3.76 as of the writing of this document compared to
NIS 4.013 on September 30, 2007). The cumulative dividend for this period is some 2%, meaning that as a result, Preference shareholders rights have decreased from NIS 589 million to NIS 563 million, with the NIS 26 million difference transferred to Ordinary A shareholders. See table in Appendix D determining the refund sum for each stock class based upon the value of the Bank and the dollar's rate of exchange on the date of payment.

NOTE 3

C and D shareholder rights shall be calculated as of the date of the payment of the consideration by the purchaser, including their cumulative dividend rights and dollar rate adjustments (see Appendix D).

              PREFERENCE SHARE RIGHTS AS OF SEPTEMBER 30, 2007(1)

========================== =============== ============ ============== ============== ============
                                             ORIGINAL                                    TOTAL
                            PREFERENCE C    PREFERENCE                    AFTER          AFTER
                               SHARES        D SHARES     REDEMPTION   REDEMPTION     REDEMPTION(2)
========================== =============== ============ ============== ============== ============
        PRINCIPAL               178            288          (33)            255           433
-------------------------- --------------- ------------ -------------- -------------- ------------
   CUMULATIVE DIVIDEND           56            113          (13)            100           156
-------------------------- --------------- ------------ -------------- -------------- ------------
          TOTAL                 234            401          (46)            355           589
========================== =============== ============ ============== ============== ============

4.013 NIS DOLLAR RATE.

20.  The sales blueprint would benefit Preference C and D shareholders, as it offers in a reasonable manner a full or nearly full compensation compared to 76% + the sum under a legal dispute according to the liquidation option.
     The State's NIS 28 million "contribution"(3) improves from their viewpoint their minimum position. The maximum sum they'd be able to request in the event of legal liquidation is NIS 56 million, which is their portion of the accrued interest (at 6%).

                  (-)                                 MARCH 9, 2008
             -------------                            -------------
               SIGNATURE                                  DATE

----------

(1)  See estimated alternate for 3.31.2008 data in Appendix E.
(2)  Due to changes in the dollar's rate of exchange, the updated sum of
     Preference share rights as of this report, including cumulative dividend for the report date, January 13, 2008, at a dollar rate of NIS 3.76 NIS, is
     NIS 563 million.
(3)  Correct for September 30 2007 data.

   APPENDIX A - INDICATION FOR THE ASSESSMENT OF THE VALUE OF THE BANK UNDER
      LIQUIDATION BASED ON THE BANK'S STATEMENTS DATED SEPTEMBER 30, 2007

                DATA FROM THE BANK'S SEPTEMBER 30 2007 STATEMENTS

1.   Preference C and D share rights for cumulative dividend as of
     September 30, 2007(4)                                               169      NIS Millions
     Preference C and D share rights for principal repayment             466      NIS Millions
                                                                       -----
     TOTAL PREFERENCE C AND D SHARES                                     635      NIS MILLIONS

2.   Value of credit portfolio in the Bank's books after specific
     allowances and before a general NIS 47 million allowance            672      NIS Millions
     Of that, credit not defined as problematic                          325      NIS Millions

3.   General allowance                                                    47      NIS Millions
     Specific allowance (not including
     interests)                                                          586      NIS Millions
     Gross credit portfolio                                            1,258      NIS Millions

  VALUE OF THE BANK UNDER LIQUIDATION (NOT INCLUDING INTEREST ON THE PERPETUAL
                                    DEPOSIT)

     Assets as per September 30 2007 financial statement less Israel
     Electric Company                                                  1,591      NIS Millions
     Bank of Israel Interest Return Estimate                              79      NIS Millions
     Reduction due to realization of credit portfolio and other
     assets.(5)                                                         (141)     NIS Millions
                                                                       -----
     TOTAL ASSETS                                                      1,529      NIS Millions
                                                                                  NIS Millions
     Liabilities with priority over various shareholders               1,045      NIS Millions
     Net for distribution                                                484      NIS Millions

     Return to Preference C and D shareholders                           484      :635 = 76%

----------
(4)  At 6% for Preference C shares and 7.5% for Preference D shares.
(5)  See details in Appendix B.

         APPENDIX B - REALIZATION OF CREDIT PORTFOLIO UNDER LIQUIDATION

One must take into account that the remainder of the portfolio, even as regards the non-problematic portion, is hard to collect, this because the credit balance is after 5 years of collection efforts. The following estimates are based, among other things, upon previous experience accumulated by the Bank regarding credit portfolio purchase offers made under liquidation conditions, when a collection platform familiar with the details and developments of the credit over many years does not exist.

*    85% of the non-problematic credit
     (a total of NIS 325 million) will have a
     collection of:                              276       NIS Millions

*    60% of the problematic credit
     (a total of NIS 347 million) will have a
     collection of:                              208       NIS Millions

     TOTAL CREDIT PORTFOLIO REALIZATION          484       NIS Millions

     Realization of the portfolio's value in
     the Bank's books, in percent                          484:625= 77%

     Reduction from book value                   141 million NIS = 625-484

NOTE:

The estimate of the scope of collection has been set in current values, meaning that collecting the sum in the future without adding interest would be equal to a lower sum in current values.

                APPENDIX C - VALUE OF THE BANK AS A GOING CONCERN

                            AS OF SEPTEMBER 30, 2007

INCREASES

   Loss for tax purposes (After collection of
   NIS 79 million for excess interest)                 600      NIS Millions
   Value of cumulative loss to the purchaser         50-60      NIS Millions
Estimated value of business platform                 10-15      NIS Millions

CREDIT PORTFOLIO

Gross borrowers' debt of NIS 1,258 million (not including interest in arrears)
of which 325 million is not problematic.

My assumption is that realizing the credit portfolio as a going concern shall be at the following proportions and sums:

95%       From a non-problematic debt                  309      NIS Millions
90%       From a problematic debt after
          specific allowances                          312      NIS Millions
                                                       ---
                                                       621(6)

Difference relative to liquidation                 621-484=     NIS 137 Million

Total increase to value of bank as going
concern                                                200      NIS Millions
TOTAL VALUE OF BANK AS GOING CONCERN
(not including arrangements for perpetual
deposit interest)
                                                       684      NIS Millions
Redemption of Preference D shares by the
Bank(7)                                                (33)     NIS Millions
TOTAL VALUE OF BANK AS GOING CONCERN                   651      NIS MILLIONS

NOTE:

Determining the value of the Bank as a going concern is based upon my evaluation that the ordinary income from interest on the NIS 620 million credit portfolio covers the Bank's operating costs of NIS 30 million per year.

----------
(6)  This sum is roughly equal to the net sum in which the credit is presented in the Bank's balance sheet dated September 30, 2007, that being NIS 625 million (after a general allowance of NIS 47 million ).
(7)  The $8.3 million (NIS 33 million ) sum is the Bank's estimate of the net redemption of Preference D and DD shares held by the public. As discrepancies exist in the listings of the public's holdings in these shares, the presented sum is an estimate.

 APPENDIX D - DISTRIBUTION OF CONSIDERATION ACCORDING TO THE SALE VALUE OF THE
 BANK AND THE DOLLAR RATE AT PAYMENT DATE INCLUDING CUMULATIVE DIVIDENDS AS OF
                                 MARCH 31, 2008

============ ============= ============== =============== ============== ======================== ==================
                                                             ORDINARY
                             PREFERENCE     PREFERENCED      PREFERRED      ORDINARY A SHARES        TRANSFER OF
                              C SHARES        SHARES          SHARES          (INCLUDING B1)        DIVIDENDS TO
                           ============== =============== ============== ========================   PREFERENCE C
                                                                                       BANKS AND   SHAREHOLDERS AT
DOLLAR RATE   SALES VALUE                                                 GOVERNMENT    OTHERS     THE EXPENSE OF D
============ ============= ============== =============== ============== ============ =========== ==================
   3.60          400            183            206             11             0            0              27
             ------------- -------------- --------------- -------------- ------------ ----------- ------------------
                 450            203            236             11             0            0              27
             ------------- -------------- --------------- -------------- ------------ ----------- ------------------
                 500            215            272             13             0            0              20
             ------------- -------------- --------------- -------------- ------------ ----------- ------------------
                 550            215            310             15             6            4               5
             ------------- -------------- --------------- -------------- ------------ ----------- ------------------
                 600            215            327             18            24           16               0
             ------------- -------------- --------------- -------------- ------------ ----------- ------------------
                 650            215            327             21            51           36               0
             ------------- -------------- --------------- -------------- ------------ ----------- ------------------
                 700            215            327             25            81           52               0
             ============= ============== =============== ============== ============ =========== ==================
   3.80          400            184            208             11             0            0              29
             ------------- -------------- --------------- -------------- ------------ ----------- ------------------
                 450            204            238             11             0            0              29
             ------------- -------------- --------------- -------------- ------------ ----------- ------------------
                 500            222            266             13             0            0              27
             ------------- -------------- --------------- -------------- ------------ ----------- ------------------
                 550            227            298             15             6            4              17
             ------------- -------------- --------------- -------------- ------------ ----------- ------------------
                 600            227            334             18            11            8               3
             ------------- -------------- --------------- -------------- ------------ ----------- ------------------
                 650            227            345             21            34           23               0
             ------------- -------------- --------------- -------------- ------------ ----------- ------------------
                 700            227            345             25            61           42               0
             ============= ============== =============== ============== ============ =========== ==================
   4.00          400            186            203             11             0            0              30
             ------------- -------------- --------------- -------------- ------------ ----------- ------------------
                 450            206            233             11             0            0              30
             ------------- -------------- --------------- -------------- ------------ ----------- ------------------
                 500            225            262             13             0            0              30
             ------------- -------------- --------------- -------------- ------------ ----------- ------------------
                 550            239            286             15             6            4              30
             ------------- -------------- --------------- -------------- ------------ ----------- ------------------
                 600            239            324             18            11            8              15
             ------------- -------------- --------------- -------------- ------------ ----------- ------------------
                 650            239            350             21            24           16               4
             ------------- -------------- --------------- -------------- ------------ ----------- ------------------
                 700            239            364             25            41           27               0
             ============= ============== =============== ============== ============ =========== ==================
   4.20          400            188            201             11             0            0              32
             ------------- -------------- --------------- -------------- ------------ ----------- ------------------
                 450            208            231             11             0            0              32
             ------------- -------------- --------------- -------------- ------------ ----------- ------------------
                 500            227            260             13             0            0              32
             ------------- -------------- --------------- -------------- ------------ ----------- ------------------
                 550            242            283             15             6            4              32
             ------------- -------------- --------------- -------------- ------------ ----------- ------------------
                 600            251            312             18            11            8              19
             ------------- -------------- --------------- -------------- ------------ ----------- ------------------
                 650            251            338             21            24           16              15
             ------------- -------------- --------------- -------------- ------------ ----------- ------------------
                 700            251            381             25            25           17               0
             ============= ============== =============== ============== ============ =========== ==================

            APPENDIX E - PREFERENCE SHARE RIGHTS AS OF MARCH 31, 2008

============================= =============== ================== ==============
                                                 PREFERENCE D
                                PREFERENCE C    SHARES (AFTER
                                   SHARES         REDEMPTION)         TOTAL
============================= =============== ================== ==============
         PRINCIPAL                 160               229              389
----------------------------- --------------- ------------------ --------------
    CUMULATIVE DIVIDEND             55                98              153
----------------------------- --------------- ------------------ --------------
           TOTAL                   215               327              542
----------------------------- --------------- ------------------ --------------
      RELATIVE PORTION              40%               60%             100%
============================= =============== ================== ==============

DOLLAR RATE OF 3.6 NIS

============================= =============== ================== ==============
                                                 PREFERENCE D
                                PREFERENCE C    SHARES (AFTER
                                   SHARES         REDEMPTION)         TOTAL
============================= =============== ================== ==============
         PRINCIPAL                 169               242              411
----------------------------- --------------- ------------------ --------------
    CUMULATIVE DIVIDEND             58               103              161
----------------------------- --------------- ------------------ --------------
           TOTAL                   227               345              572
----------------------------- --------------- ------------------ --------------
      RELATIVE PORTION              40%               60%             100%
============================= =============== ================== ==============

DOLLAR RATE OF 3.8 NIS

============================= =============== ================== ==============
                                                 PREFERENCE D
                                PREFERENCE C    SHARES (AFTER
                                   SHARES         REDEMPTION)         TOTAL
============================= =============== ================== ==============
         PRINCIPAL                 179               255              433
----------------------------- --------------- ------------------ --------------
    CUMULATIVE DIVIDEND             60               108              169
----------------------------- --------------- ------------------ --------------
           TOTAL                   239               363              602
----------------------------- --------------- ------------------ --------------
      RELATIVE PORTION              40%               60%             100%
============================= =============== ================== ==============

DOLLAR RATE OF 4.0 NIS

============================= =============== ================== ==============
                                                 PREFERENCE D
                                PREFERENCE C    SHARES (AFTER
                                   SHARES         REDEMPTION)         TOTAL
============================= =============== ================== ==============
         PRINCIPAL                 187               268              455
----------------------------- --------------- ------------------ --------------
    CUMULATIVE DIVIDEND             64               113              177
----------------------------- --------------- ------------------ --------------
           TOTAL                   251               381              632
----------------------------- --------------- ------------------ --------------
      RELATIVE PORTION              40%               60%             100%
============================= =============== ================== ==============

DOLLAR RATE OF 4.2 NIS

   APPENDIX F - FORMULAS FOR THE DISTRIBUTION OF CONSIDERATION BY STOCK CLASS

ORDINARY PREFERRED AND ORDINARY A AND B1 SHARES

1.   ORDINARY PREFERRED SHARES

     The sum does not change along with the rate of exchange or payment date and is set as a function of the sale values according to the following table:

===================== ===================
                           ORDINARY
    SUM OF SALE        PREFERRED SHARES
===================== ===================
      400                     11
--------------------- -------------------
      450                     11
--------------------- -------------------
      500                     13
--------------------- -------------------
      600                     18
--------------------- -------------------
      650                     21
--------------------- -------------------
      700                     25
===================== ===================

2.   ORDINARY A AND B1 SHARES

     The sum does not change with the date of payment,

     According to the format of the sale, assuming that Preference C and D shareholders DID NOT RECEIVE FULL COMPENSATION, Ordinary shareholders shall be paid the following:

===================== ===================
    SUM OF SALE         ORDINARY SHARES
===================== ===================
   Under 500                   0
--------------------- -------------------
      550                     10
--------------------- -------------------
      600                     19
--------------------- -------------------
      650                     40
===================== ===================

     Assuming Preference C and D shareholders HAVE BEEN FULLY COMPENSATED, the shareholders shall be paid as follows:

================================================================================
  [Full compensation for Preference C and D shares - sum to Ordinary Preferred shares(8) - sum received from sale]
================================================================================

     In both cases the State's share is 58.8%

----------
(8)  According to the data detailed in the above table.

PREFERENCE C AND D SHARES

                                   DEFINITIONS

Estimated Principal:

Dollar Rate at Payment
X Shekel Principal
Base Dollar Rate

Unpaid Cumulative Dividend:

Estimated Principal X [ 1 + [ r X [ [9]5 ½ +( 1/4* number of quarters to payment) ] ] - 1 ]

Full Payable Sum
Estimated Principal + Unpaid Cumulative Dividend

3.   PREFERENCE C SHARES

                                                                            R=6%
--------------------------------------------------------------------------------
THE LESSER BETWEEN:
Full payable sum
or

0.4 x [ sum received from sale - sum to Ordinary Preferred shares

– sum to A and B Shareholders[10] ] + [ unpaid cumulative dividend] x ≤ 0.5

4.   PREFERENCE D SHARES

                                                                          R=7.5%
--------------------------------------------------------------------------------
THE LESSER BETWEEN:
Full payable sum
or

[sum received from sale - sum to Ordinary Preferred shares - sum to A and B shareholders -

sum to Preference C shares ]

----------
(9)  Representing the period between July 1, 2002 and December 31, 2007.
(10) According to the definitions detailed above.

                                                                      APPENDIX B
                                                  TO THE ARRANGEMENT APPLICATION

                                                                  March 18, 2008

                              LETTER OF PRINCIPLES

Following the proposed blueprint for the process of the sale of the shares of the Industrial Development Bank of Israel Ltd. ("the Bank") ("Sale Blueprint")
(attached as Annex "A") the undersigned parties, holders of shares of various classes of the Bank ,hereby declare that they consent to the implementation of the Sale Blueprint and are willing to co-operate in its execution and the transfer of the Bank shares to an entity to be selected by the representatives of the State ( the Purchaser"), pursuant to the Sale Blueprint and the following principles ( the Sale Blueprint and the following principles are complementary.
However in the case of contradiction between the Sale Blueprint and the following principles, the hereinafter stated shall prevail).

     1.   The parties undertake to support all the processes necessary for the execution of the Sale Blueprint and to take all actions required for that purpose. Likewise the parties undertake to participate at the ordinary and extraordinary meetings and class meetings of the Bank and to vote by virtue of the Bank shares held by them in favor of the execution of the Sale Blueprint whether by themselves and whether by means of their agents.

     2.   The consideration which will be paid by the Purchaser shall be distributed between the State and the shareholders of the Bank of the various classes in accordance with the formulas for the distribution of the consideration according to the share class, as detailed in annex "f" to the report prepared by Prof. Amir Barnea ( "the
          Expert")(attached as annex "B").

     3.   The parties confirm it being known to them that this document is subject to receipt of the approvals under the Law, including the decision of the Ministerial Committee for Privatization Matters,
          approval of the privatization procedure by the Finance Committee of the Knesset and approval by the court for the arrangement pursuant to
          Section 350 of the Companies Law-1999, which will be submitted to the court by the Bank ("the Arrangement").

     4.   The shareholders of the Bank will bear the payment of the fees of the expert, each one proportionately to his share of the consideration to be paid by the purchaser as determined by the expert. The State will provide interim financing of the fees and the bearing of the proportionate share shall also be submitted to the Court for approval as part of the final arrangement. Payment of the expert's fees shall be deducted from the consideration to be received under the Sale
          Blueprint, taking into consideration the interim financing borne by the State.

     5.   A condition to the coming into effect of this Letter of Principles is the approval by the general meeting of the Bank of the Letter of
          Indemnity and the Letter of Exemption of the officers of the Bank.

          The Letter of Indemnity and the Letter of Exemption shall come Into effect upon the submission of the arrangement to the court pursuant to
          Section 350 of the Companies Law.

     6.   Subject to the fulfillment of all that stated in this document and its annexes, which form an integral part hereof, the parties undertake not to raise any contention or claim against a party to this document, or anyone on his behalf, in respect of the execution of the Sale
          Blueprint or its cessation, and provided that each party acted in good faith in the execution of his undertakings pursuant to this document.

Signatures of the Parties:

-----------------    --------------------------------       ---------------
State of Israel      Office of Advocate Efrati Galili       Mr.Nissim Cohen
                     on behalf of the shareholders of       on behalf of the
                     class C, CC of the Bank, detailed      Shareholders of
                     in annex "C" attached.                 the Ordinary
                                                            Preferred shares
                                                            as detailed in
                                                            annex "C"
                                                            attached

------------------   --------------------------------       ---------------
Bank Hapoalim Ltd.   Bank Leumi Ltd.                        Bank Discount Ltd.

LETTER OF PRINCIPAL CONSENTS BETWEEN THE STATE AND A PORTION OF THE HOLDERS OF
PREFERRED SHARES C', CC' AND CC'1 ("THE LETTER OF CONSENTSS WITH C' SHARES")

Following the Letter of Principles dated March 18, 2008 ("Letter of Principles")
between the shareholders of the Industrial Development Bank of Israel Ltd. (
"the Bank") , the parties reached the following consents ( the Letter of
Principles and the Letter of Consents with the C' shares, are complementary).

     1.   In the event that the sale to the Purchaser shall be finalized pursuant to the proposed Sale Blueprint attached as annex "A" to the
          Letter of Principles until December 31, 2009, then:

          a.   Within the framework of the arrangement it shall be set forth that if the total consideration which shall be received from the
               Purchaser is less than NIS 400 million, then the consent of the
               State representatives to the finalization of the sale shall also be subject to approval at the joint meeting of shareholders of class C', CC' and CC'1 in a majority determined in Section 350 of the Companies Law.

          b.   Within the framework of the arrangement it shall be set forth that, subject to the actual payment of all the amounts due to them in accordance with the Letter of Principles and this Letter of Consents, the holders of Preferred shares C', CC' and CC'1 shall waive their claims and contentions, as shareholders of the
               Bank, against the Bank, its Officers ,employees and interested parties therein and against the State, including in relation to payment of a dividend in respect of the period commencing July 1,
               2002 and terminating on the date of the finalization of the sale, or in connection with the perpetual deposit or its return to the
               Bank.

     2.   The arrangement shall set forth that if for whatsoever reason the sale has not been finalized pursuant to the Sale Blueprint until December
          31, 2009 or a liquidation order was granted against the Bank or the general meeting decided on a voluntary liquidation of the Bank (each one of these: "Liquidation of the Bank") prior to this date:

          a.   The State shall pay the Bank 50% of the interest at the rate of
               6% annually accumulating on the perpetual deposit in connection with the Preferred shares C',CC' and CC'1 for the period
               commencing July 1, 2002 until July 31, 2008. This amount shall be paid on the date of liquidation of the Bank or on December 31,
               2009, whichever shall be the earlier ("Date of Payment").

               This amount shall bear linkage differentials and interest
               according to the Interest and Linkage Settlement Law-1961
               commencing July 31, 2008 and until the date of payment, which shall be paid by the State on the date of payment. The payment by the State shall be grossed-up pursuant to the agreements
               regarding the perpetual deposit.

          b.   The Bank shall pay the holders of the Preferred shares C',CC' and
               CC1' on the date of payment a dividend at the rate of 50% of the
               Preferred accumulating dividend at the rate of 6% annually which accumulated on their shares for the period from 1.7.02 until
               31/7/08 together with linkage differentials and interest
               according to the Interest and Linkage Settlement Law-1961, commencing from July 31, 2008 and until the date of payment.

          c.   The State waives its claims and contentions against the Bank and/or the liquidator of the Bank in relation to the payment of
               50% of the dividend to the State as holder of Preferred shares D and DD, for the period commencing July 1, 2002 and terminating on
               July 31, 2008.

          d.   Subject to the payment of all the amounts due to them pursuant to sub-paragraph b. above, the holders of Preferred shares C', CC'
               and CC1' shall have no claim against the Bank, the interested parties, the Officers or the employees of the Bank, in relation to the non- distribution of a dividend for the period from July1,
               2002 until the date of payment. To avoid any doubt, nothing in the above-stated shall derogate from the rights of the said shareholders to accumulate preferred dividend in respect of their shares according to the Articles of the Bank including in
               relation to the said period.

     3.   The arrangement shall determine that in any event, whether the sale to the purchaser has been finalized in accordance with the proposed Sale
          Blueprint, attached as annex "A" to the Letter of Principles, until
          December 31, 2009 and whether for whatever reason the sale pursuant to the Sale Blueprint has not been finalized until December 31, 2009 or a liquidation order shall be granted against the Bank or the general meeting decided on a voluntary liquidation of the Bank prior to this date, the hereinafter stated shall apply:

          a.   The parties shall not object to the return to the Bank on July
               31,.2008 or on the date of approval of the arrangement to be submitted by the Bank to the court, whichever is the later of them, of the perpetual deposit deposited with the Ministry of
               Finance. The return of the said perpetual deposit shall serve the
               Bank, first and foremost, for purposes of the full payment of the special line of credit made available to the Bank by the Bank of
               Israel.

          b.   Subject to the payment of all the amounts due to them in
               accordance with the Letter of Principles and this Letter of
               Consents, as the case may be, the holders of Preferred shares
               C',CC' and CC1' shall waive their demands and contentions against the State in relation to the payment of dividend for any period whatever, in the past and in the future, or in connection with the perpetual deposit or its return to the Bank.

          c.   Subject to the approval of the arrangement and its execution, the
               Bank shall waive its demand and claims against the State in connection with the payment of interest on the perpetual deposit to the holders of the Preferred shares C',CC' and CC1' or the return of the perpetual deposit pursuant to this agreement.

          d.   The aforesaid consents shall be included in the motion for approval of the arrangement plan , pursuant to Section 350 of the
               Companies Law 1999, which shall be submitted by the Bank for approval by the court, and which shall become effective upon receipt of the approval by the court of the arrangement plan.

          e.   If for whatever reason the approval of the court for the
               arrangement plan is not obtained, then all the rights which the parties had ,as the case may be, on July 8, 2007 shall be
               reserved for them.

          f.   Should the court approve this arrangement, Originating Motion
               1294/04 shall be struck out and likewise Civil Appeal 174/08 without an order for costs. It is agreed upon that the judgment, the subject matter of the said Civil Appeal, binds the Bank and the State only as far as their relationship regarding the various
               C' shares' portion of the perpetual deposit.

          ---------------        --------------------------------------------
          State of Israel        Office of Advocate Efrati Galili in the name
                                 of the holders of C' and CC' shares of the Bank
                                 detailed in Annex "C" attached to the
                                 Letter of Principles

                                                                      APPENDIX C
                                                  TO THE ARRANGEMENT APPLICATION

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

   AN ASSESMENT OF THE DISTRIBUTION OF THE PROCEEDS FROM THE SALE OF THE BANK
AS PART OF THE PROPOSED PLAN RELATING TO THE SHARES HELD BY THE PUBLIC AT LARGE

                                ITZHAK SWARY LTD.

ITZHAK SWARY LTD.
FINANCIAL CONSULTING
--------------------------------------------------------------------------------

ITZHAK SWARY
URI COHEN
MENACHEM PERLMAN
ALONA BAR ON

MAY 26, 2008

DR. RA'ANAN COHEN
CHAIRMAN OF THE BOARD OF DIRECTORS
INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD. ("BANK")

DEAR SIR,

SUBJECT: AN ASSESSMENT OF THE DISTRIBUTION FORMULA PROPOSED BY PROF. BARNEA
RELATING TO PROCEEDS FROM THE SALE OF THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL
LTD. CONCERNING SHARES HELD BY THE PUBLIC

On April 22, 2007, the Bank published an Immediate Report giving notice, inter alia, that the Ministry of Finance and the Government Companies Authority are
considering a possible sale and / or transfer of all of the Bank's issued and fully paid up capital to a potential buyer (third-party). On June 17, 2007, the
Government Companies Authority published a "Request for Information," which included said proposal.

According to the proposal, the buyer will purchase all controlling shares (or close to 100% of them) and all the various classes of share capital of the Bank.
Additionally, the Bank will then cease to be a public company.

On March 9, 2008, Professor Barnea submitted, at the request of representatives of Bank shareholders, a proposal for distributing the proceeds from the sale of the Bank shares, which received initial approval from some of the shareholders and the State ("Barnea Proposal"). The basis for the Barnea Proposal is that from an economic standpoint, a sale of all Bank shares as a "going concern" is preferred over any statutory liquidation. In addition, the Proposal considered if as a result of any sale, there would be no worsening in the position of any of the shareholders of the public at large.

We were asked by Bank management to consider if the proposed distribution of proceeds, as presented in Prof. Barnea's opinion, protects the rights of the shares held by the PUBLIC AT LARGE: Preference "C", "CC" and "CC1" shares
(hereinafter: Class "C" shareholders), Preference "D" and "DD" shareholders
(hereinafter: Class "D" shares held by the public at large), and the Ordinary
Preferred shareholders. Our opinion does not relate to any distribution between the State and the Bank Group regarding Ordinary "A" and "B" shares (including
"B1"), and their considerations in this issue.

With this in mind, we considered if the Barnea Proposal could possibly harm the public shareholders. In our study, we compared the funds that would be received under the Barnea Proposal, with the funds that would be received under the alternative liquidation option (the liquidation value as of now is estimated at
NIS 512 million, in December 2007 terms).

Our study shows, that the Ordinary Preferred shareholders and Class "D"
shareholders (these shares are held by the public at large) are not expected to suffer from the distribution, but rather, they will benefit significantly.

- The Preference shares are denominated in nominal terms, and accordingly grant only negligible rights vis a vis cumulative dividends, participating dividends and any refund of paid up capital on liquidation. The shares grant 6% of the
Bank's voting rights, however, these rights have no significant control value because of their being spread out among the Preferred shareholders, and because most of the voting rights are held by the State and three banks. The Barnea
Proposal offers these shareholders some NIS 11 - 25 million (approximately 2.4%
- 3.6% of the proceeds from sale). This offer is significantly higher than the value of the rights inherent in the shares in the event of liquidation.

- The Class "D" and Class "DD" Preference shares, which are linked to the US
Dollar, grant cumulative dividend rights (7.5%) and rights to a refund of the cumulative dividends in arrears and the paid up capital on liquidation, subject to an order of priority on liquidation. In addition, the Class "D" and Class
"DD" Preference shares are redeemable. According to the plan, the Bank will redeem the Class "D" and Class "DD" shares held by the public at large, including the cumulative dividends in arrears. As the redemption value is not less than the full paid up value (regarding Class "D" preference shares, the redemption value is higher because of a redemption premium), we are accordingly dealing with the maximum payment that said Class "D" shareholders could receive under the liquidation alternative. We do note that these shares are redeemed by the Bank itself, and thus the redemption value is not dependent on any proceeds from sale of the Bank.

Regarding the Class "C" shareholders, the issue is more complex. The various
Class "C" shares are linked to the US Dollar, grant cumulative dividend rights
(6%), a participating dividend and a refund of cumulative dividends in arrears and of paid up capital on liquidation, all subject to an order of priority on liquidation. When considering the Bank's accumulated losses and the limitations imposed by the Bank's Articles of Association (as the Bank interprets them)
regarding the distribution of dividends only from accumulated profits, the rights to a dividend which participates in profits has no significant value.
Accordingly, the situation of a refund of cumulative dividends in arrears and total paid up capital reflects a MAXIMUM refund to Class "C" shareholders
(hereinafter: "maximum refund" or "full refund.")

The refund to Class "C " shareholders under the BARNEA PROPOSAL is based on the premise that the State will waive in their favor, as Class "D" and Class "DD"
shareholders, an amount equivalent to 50% of the cumulative dividends in arrears, against which the Class "C" shareholders undertake to waive their claims against the State regarding payment of interest on the perpetual deposit
(this issue is now under discussion in Court between the Bank and the State).
Contrary to the position of the Preference shareholders and Class "D"
shareholders from the public at large, a maximum refund to Class "C"
shareholders is not guaranteed, and they may receive only a partial refund if the proceeds from any sale are low. For example, if the proceeds from the sale range between NIS 400 - 450 million, the maximum refund to Class "C"
shareholders will not be greater than 85% - 94%, at an exchange rate of NIS 3.6
/ US $1. If the Shekel exchange rate is lower, the Shekel - denominated proceeds constitute a higher percentage.

According to an indicative calculation of the value on liquidation of the Bank based on the financial statements as of December 31, 2007, and based on the assumptions adopted by the Barnea Proposal, it appears that the value on liquidation totals NIS 512 million, plus any additional compensation from the
State reflecting the prospects of the claim for interest on the perpetual deposit in the amount of 50%, which would increase the value on liquidation
(similar, - regarding the effect on the shareholders- of the waiver mechanism that was included in the Barnea Proposal). This evaluation of the claim's chances is reasonable in our opinion. Class "C" shareholders would have received on liquidation a full refund on the basis of an exchange rate of NIS 3.6 to US
$1 (approximately NIS 215 million).

Based on the above, we believe that a positive (internal) provision is required to the effect that the Bank will not be sold at a price less than its liquidation value (as of today, approximately NIS 512 million, in December 2007 terms), as calculated close to the date of sale, less funds required to redeem the Class "D" and Class "DD" Preference shares held by the public.

Any sale at a lower price may harm the various Class "C" shareholders.

Based on the above, it appears that the Barnea and Government Companies
Authority Proposals are fair vis-a-vis shareholders from the public at large.
Moreover, said criteria for determining the minimum price on sale appears reasonable in our opinion.

Attached please find further details to the opinion.

---X--
ITZHAK SWARY
MAY 26, 2008

A. GENERAL

The Industrial Development Bank of Israel Ltd. ("Bank") was established in 1957 as a limited liability company. The Bank is a public company and is classified as a mixed government company. Until 1989, the Bank was involved in investment financing. During 1989, the Bank was licensed to operate as a commercial bank.

The Bank's credit portfolio focuses on credits to companies and mid-sized businesses. The volume of credits to households is negligible. The Bank operates through one branch, which is located in Tel Aviv.

Because of intensive deposit withdrawals during 2002, the Bank experienced serious liquidity problems, after which the Bank was granted a special line of credit by the Bank of Israel. During 2003 and after the Bank was not able to sell its asset and liability portfolio as a single unit and within a short period of time, the Bank's Board of Directors decided to adopt a "run off" plan.

The main principles of this plan include the supervised sale of Bank assets by the end of the plan period (July 31, 2008) and a reduction in manpower and operating costs, subject to the continued availability of the special line of credit by the Bank of Israel. In accordance with the "run off" plan, the Bank was prevented from providing new credits, and its operations are now focused on collecting existing credits. The Bank is prevented from accepting new deposits and it has ceased, in accordance with Bank of Israel directives, to renew existing deposits, which have matured.

In a letter dated January 29, 2006, the Governor of the Bank of Israel notified the Bank, that, inter alia, its banking license would be canceled as of August
1, 2008. During May 2007, the Bank of Israel gave notice that if the plan for the sale of the Bank's shares (see below), would be completed before August 1,
2008; its banking license would be canceled on the date of executing the plan.

B. THE BANK'S SHARE CAPITAL STRUCTURE.

The Bank's share capital is made up of nine share classes, four of which are traded on the Tel Aviv Stock Exchange. The following is a summary of the share capital structure and principal rights that are attached to each share class:

                                    PARTICIPATES IN   TRADED ON THE    PERCENTAGE OF      PERCENTAGE
               CLASS                    PROFITS       STOCK EXCHANGE      CAPITAL      OF VOTING RIGHTS
    ------------------------------- ----------------- --------------- ---------------- ---------------

1.  Ordinary "A" shares, NIS 0.1           +                -                    1.016%        93.78%
2.  Ordinary Preferred shares,
    NIS 0.001                              +                +                    0.673%         6.22%
3.  Ordinary "B" shares, NIS 0.1           -                -                    9.082%            -
4.  Preference "C" shares, linked
    to the US $                            +                +                    2.060%            -
5.  Preference "CC" shares                 +                +                    2.019%            -
6.  Preference "CC1" shares                +                +                    3.503%            -
7.  Preference "D" shares                  -                -                    3.301%            -
8.  Preference "DD" shares                 -                -                   78.341%            -
9.  "B1" shares                            -                -                        -             -
                                                                       ---------------  ------------
    Total                                                                      100.000%       100.00%
                                                                       ---------------  ------------

The following is a breakdown of capital and voting rights, by interested parties:

                          PERCENTAGE OF    PERCENTAGE OF
                            CAPITAL *      VOTING RIGHTS
                             ------           ------

State of Israel               53.43%           45.78%
Bank Hapoalim Group               -            11.77%
Bank Leumi Group               0.22%           19.32%
Discount Group                 2.00%             9.5%
Public                        44.35%           13.63%
                             ------           ------

Total                        100.00%          100.00%
                             ------           ------

* Weighted percentage of holdings of "C", "CC", "CC1", "D" and "DD" shares taking into consideration the value of the paid up share capital after linkage to the US Dollar (the other shares are not linked and the percentage of paid up share capital is negligible).

C. THE PROPOSED PLAN FOR SALE OF THE BANK'S SHARES.

On April 22, 2007, the Bank published an Immediate Report and gave notice, inter alia, that the Ministry of Finance and the Government Companies Authority are
considering a possible sale and / or transfer of 100% of the Bank's issued and fully paid up capital to a potential buyer (third-party). On June 17, 2007, the
Government Companies Authority published a "Request for Information," which included the proposal.

According to the proposal, the buyer will purchase all controlling shares (or close to 100% of them) and all the various classes of share capital of the Bank.
In addition, the Bank will then cease to be a public company.

As we were advised, the proposed plan in its final form will have two phases: in framework of the first phase, the Bank will ask the Court to approve an arrangement between it and its shareholders, under which Class "D" and Class
"DD" shares held by the public will be redeemed, while the other share Classes, those held by the State, the Banks and the public, will be sold within a process to be managed by the Government Companies Authority.

In the framework of the second phase, and after approval of the arrangement, there will be a sale by the Government Companies Authority, which will be entitled to sell said shares at a price that will not be less than the minimum price set in the arrangement plan.

On March 9, 2008, Professor Amir Barnea submitted, at the request of representatives of Bank shareholders, a proposal for distributing the proceeds from the sale of the Bank shares, which received initial approval from some of the shareholders and the State. A table of the proposed distribution is attached to this document as appendix A.

D. CONSIDERATION OF THE PROPOSED DISTRIBUTION RELATING TO SHAREHOLDERS FROM THE
PUBLIC

We considered if the Barnea Proposal involves any possible harm to shareholders from among the public, by comparing funds that will be received under the Barnea
Proposal, with funds that will be received on liquidation, which is the possible alternative, taking into account the Bank's accumulated losses and its operations during the "run off" plan during the last few years.

E. ORDINARY PREFERRED SHAREHOLDERS.

These shares entitle their holders to voting rights at the Bank's general meeting, to cumulative dividends of 8% (nominal) per year, to a participating dividend, and participation in the distribution of the Bank's excess assets on liquidation, all subject to an order of priority set by the Bank's Articles of
Association. These shares are registered for trading on the Tel Aviv Stock
Exchange.

The rights to participate in profits are not relevant because of the Bank's accumulated losses. The voting rights attached to these shares (approximately
6%) have no significant value because they are spread out among the Ordinary
Preferred shareholders, and because the core control is held by the State and the Banks.

As of 31.12.2007, the paid up capital of Ordinary Preferred shares totaled NIS
1,000, while cumulative dividends in arrears totaled only NIS 440.

The distribution formula offers compensation to said shareholders of a minimum of NIS 11 million and a maximum of NIS 25 million and is significantly greater than the value of any inherent share rights in the event of liquidation.

F. CLASS "D" PREFERENCE SHAREHOLDERS FROM AMONG THE PUBLIC

Class "D" and Class "DD" Preference shares entitle their holders to a cumulative dividend of 7.5% per year (linked to the US Dollar) and participation in the
Bank's excess assets on liquidation, subject to an order of priority prescribed by the Bank's Articles of Association.

The distribution formula allocates the proceeds from sale AFTER FULL REDEMPTION
OF CLASS "D" SHARES THAT ARE HELD BY THE PUBLIC AT LARGE. The full redemption means that these shareholders will receive all funds that they were entitled to assuming liquidation. Class "D" shareholders will receive an amount that is higher than the amount that they would receive on liquidation, as the redemption value is higher (because of the payment of a redemption premium) than the value of refunding the paid up capital. These shares are redeemed by the Bank from its own resources and accordingly the redemption value is not dependent on any proceeds from the sale of the Bank.

G. CLASS "C" PREFERRED SHAREHOLDERS

Class "C", Class "CC", and Class "CC1" Preference shares entitle their holders to a cumulative preferred dividend of 6% per year (linked to the United States
Dollar), to a participating dividend and participation in the Bank's excess assets on liquidation, subject to an order of priority prescribed by the Bank's
Articles of Association.

The rights to participate in profits are not expected to be relevant because of the Bank's accumulated losses.

The refund to Class "C" shareholders included under the Barnea Proposal is based on the assumption that the State will waive 50% of the cumulative dividend amount in arrears in their favor, and that the Class "C' shareholders undertake to waive their claims against the State regarding payment of interest on the perpetual deposit. Contrary to the position of the Preferred shareholders, and
Class "D" shareholders from among the public, a full refund to Class "C'
shareholders is not guaranteed, and they may receive only a partial refund should the proceeds from sale be low (see the following table).

An indication of the Bank's value on liquidation, on the basis of the December
31, 2007 financial statements and on the Barnea Proposal, is attached as
Appendix B. On the basis of this calculation, the value of the Bank on liquidation is approximately NIS 512 million. The table presents the funds that the Class "C" shareholders are entitled to assuming liquidation(1), compared with the funds that they are entitled to assuming sale, on the basis of the
Barnea Proposal.

PROCEEDS TO CLASS "C" SHAREHOLDERS

                                                               NIS 3.6/US$1    NIS 3.8/US$1
                                                               ------------    ------------
                EXCHANGE RATE                                    EXPRESSED IN NIS MILLION
                                                               -----------------------------

Assuming liquidation alternative in the value of
NIS 512 million                                                       187.2           186.7
Rate of return of total liabilities                                      87%             82%

Assuming a sale of:                                 A.    400         183.0           184.0
                                                    B.    450         203.0           204.0
                                                    C.    500         215.0           222.0
                                                    D.    550         215.0           227.0
                                                    E.    600         215.0           227.0
                                                    F.    650         215.0           227.0
                                                    G.    700         215.0           227.0

The calculation of the indicative value on liquidation, DOES NOT TAKE INTO
ACCOUNT the Bank's claims regarding cumulative interest on the perpetual deposits with the Ministry of Finance. If the State will be required to pay said interest to the Bank, the return that the Class "C" shareholders will receive will increase up to the maximum amount due them with regard to the claims.

We are not able to evaluate the prospects of the claim for interest on the perpetual deposit, however, if the State was required, as part of the claim or as part of any compromise, to pay 50% of the interest on the perpetual deposit from the cumulative dividend, Class "C" shareholders would receive on liquidation a full refund on the basis of an exchange rate of NIS 3.6 to the US
Dollar, as shown below.

----------

(1) Based upon accumulated dividend as of March 31, 2008.

                                                                                            NIS 3.6$/US$1
                                                                                            EXPRESSED IN
                                                                                             NIS MILLION
                                                                                              ----------

REALIZATION value of assets and liabilities                                                        512.4
Interest on the perpetual loan from the State (50%)                                                 83.3
DISTRIBUTION OF LIQUIDATION PROCEEDS:
Cumulative dividend on Class "D" and Class "DD" Preference shares held by the public               (15.4)
Cumulative dividend on Class "D" and Class "DD" Preference shares held by the
government                                                                                         (96.0)
Cumulative dividend on Class "C", Class "CC", and Class "CC1" Preference shares                    (55.1)
                                                                                              ----------
Balance after payment of cumulative dividends in arrears                                           429.1
Refund of paid up capital -  Class "D" and Class "DD" Preference shares held by the
public                                                                                             (35.7)
Refund of paid up capital -  Class "D" and Class "DD" Preference shares held by the
government                                                                                        (222.6)
Total refund of paid up capital - Class "D" and Class "DD" Preference shares                       258.3
Refund of paid up capital - Class "C", Class "CC", and Class "CC1" Preference shares              (159.7)
                                                                                              ----------
To the government, on account of Class "B1"share                                                    11.1
                                                                                              ----------
BREAKDOWN OF RECEIPTS BETWEEN THE STATE AND THE PUBLIC
Total payments to the State                                                                        246.5
Payments to the public - Class "D" and Class "DD" shares                                            51.1
Payments to the shareholders of Class "C", Class "CC", and Class "CC1" shares                      214.8
                                                                                              ----------
Total                                                                                              512.4
                                                                                              ----------

Rate of repayment of total liabilities to Class "C" shareholders                                     100%
                                                                                              ----------

Based on the above, we believe that a positive (internal) provision is required to effect so that the Bank will not be sold at a price less than its value on liquidation (as of now, NIS 512 million, in December 2007 terms), as will be decided close to the date of the sale, less any amount required to redeem the par value of Class "D" and Class "DD" Preference shares held by the public.

Any sale at a lower price may harm the various Class "C" shareholders.

Subject to that stated above, it appears that the Barnea and Government
Companies Authorities Proposal is fair vis-a-vis the shareholders from among the public. In addition, the criterion used to determine the minimum price on sale is, in our opinion, reasonable.

          APPENDIX A - DISTRIBUTION OF PROCEEDS AMONG THE SHAREHOLDERS
                         PURSUANT TO THE BARNEA PROPOSAL

                                                                                 TRANSFER OF DIVIDEND
                                                                                    TO CLASS "C"
                                                                                     PREFERENCE
                                                                                  SHAREHOLDERS, ON
   US $                      "C"     "D" PREFER-      ORDINARY                    ACCOUNT OF CLASS "D"
 EXCHANGE    VALUE ON    PREFERENCE  ENCE SHARES      PREFERRED     ORDINARY "A"      PREFERENCE
   RATE        SALE        SHARES      (STATE)         SHARES         SHARES         SHAREHOLDERS
----------- ------------ ---------- ------------- ---------------- ------------ ----------------------

       3.6          400        183           206              11            0                   27
                    450        203           236              11            0                   27
                    500        215           272              13            0                   20
                    550        215           310              15           10                    5
                    600        215           327              18           40                    0
                    650        215           327              21           87                    0
                    700        215           327              25          133                    0

       3.8          400        184           205              11            0                   29
                    450        204           235              11            0                   29
                    500        222           265              13            0                   27
                    550        227           298              15           10                   17
                    600        227           336              18           19                    3
                    650        227           345              21           57                    0
                    700        227           345              25          103                    0

       4.0          400        186           203              11            0                   30
                    450        206           233              11            0                   30
                    500        225           262              13            0                   30
                    550        239           286              15           10                   30
                    600        239           324              18           19                   15
                    650        239           350              21           40                    4
                    700        239           364              29           68                    0

       4.2          400        188           201              11            0                   32
                    450        208           231              11            0                   32
                    500        227           260              13            0                   32
                    550        242           283              15           10                   32
                    600        251           312              18           19                   19
                    650        251           338              21           40                   15
                    700        251           351              25           42                    0

       APPENDIX B - AN INDICATION OF THE BANK'S VALUE ASSUMING LIQUIDATION

                                                                                EXPRESSED IN NIS
                                                                                     MILLION       NOTE
                                                                               ------------------ -------

Balance of cash and deposits as of December 31, 2007                                       33.8
CASH FLOWS FROM THE SALE OF ASSETS AND LIABILITIES
Refund to the Bank for excess interest                                                     80.0       A
Sale of securities                                                                         44.9       B
Transfer of credits - Israel Electrical Company, and the back-to-back
deposit from the government- to a third party                                                 -       C
Sale of the balance of the credit portfolio to the public                                 435.4       D
Sale of credits to the government                                                          24.7
Sale of fixed assets                                                                        0.4       E
Sale of other assets                                                                        7.2
Repayment of a perpetual deposit from the Ministry of Finance (capital only)              848.8       F
Repayment of deposits from the public                                                     (54.6)
Repayment of deposits from banks (including credit facilities from the Bank of Israel)   (481.2)      G
Repayment of balance of deposits from the government                                     (356.0)      H
Repayment of perpetual deposits                                                            (0.1)
Repayment of capital notes                                                                (20.2)
Repayment of other liabilities                                                            (50.7)
                                                                               ----------------

BALANCE OF CASH AVAILABLE FOR DISTRIBUTION, NET                                           512.4
                                                                               ----------------

The following is an explanation of the determination of the realization value of the various assets and liabilities.

a.   We assumed that the Bank would receive a refund of excess interest that it paid totaling NIS 80 million on the special line of credit received from the Bank of Israel. The calculation of value on liquidation will be affected by the amount of interest to be refunded.

b.   SECURITIES - the average stock exchange value of the Bank's marketable securities portfolio during the month ending 28.2.08 was NIS 1.5 million less than book value. The value of all other securities, which are not traded, was calculated at book cost.

b.   CREDITS TO THE ISRAEL ELECTRIC COMPANY - credits to the public include credits to the Israel Electric Company of NIS 4,963 million, which are back to back against deposits from the government that were provided for this credit. We assumed that the credits and deposits would be transferred to the third party at book value, in concert with the Accountant General.

c.   CREDITS TO THE PUBLIC - in order to get an indication, we adopted the assumption posited by Professor Barnea of a collection of only 60% of problematic credits, and 85% of credits considered not problematic.

d.   FIXED ASSETS - includes equipment, computers, furniture, and automobiles.
     We assumed that the fixed assets would be sold at 50% of their book value.

e.   PERPETUAL DEPOSITS WITH THE MINISTRY OF FINANCE - we assumed that these deposits would be repaid at their current value (that is, after considering linkage to the CPI from 1987), HOWEVER, WE ASSUMED THAT ANY INTEREST, UP TO
     THE CUMULATIVE DIVIDEND IN ARREARS WOULD NOT BE PAID BY THE GOVERNMENT.

f.   DEPOSITS FROM BANKS - includes NIS 481.2 million for the special line of credit from the Bank of Israel. We assumed that the Bank would repay these credits in full, at their updated values.

g.   DEPOSITS FROM THE GOVERNMENT (EXCEPT FOR A DEPOSIT AGAINST CREDITS TO THE
     ISRAEL ELECTRIC COMPANY) - we assumed a full refund.

                                                                      APPENDIX D
                                                  TO THE ARRANGEMENT APPLICATION

   INSTRUCTIONS FOR THE SUMMONING, CONVENING, AND MANAGEMENT OF CLASS MEETINGS

(1)  Class meetings that are convened will be as follows:

     A.   Ordinary A shareholders;

     B.   Ordinary B shareholders and Ordinary B1 shareholder ("Group B
          Shares"), or passing of a written resolution by the shareholder in lieu of the convening of the meeting;

     C.   Ordinary Preferred shareholders;

     D.   Preference C, CC and CC1 shareholders ("Group C Shares");

     E.   Preference D and DD shareholders ("Group D Shares").

(2)  The meetings will be held within 60 days from the granting of the court order, on a date set by the Bank and on the following hours:

                               Preferred Ordinary shareholders meeting at 09:30.
                                          Group C shareholders meeting at 10:00.
                                 Group D ordinary shareholders meeting at 10:30.
                                          Group A shareholders meeting at 11:00.

     The shareholders meetings will take place without the participation of the
     State of Israel.

(3)  The Bank will publish an announcement no less than 35 days in advance with regard to the convening of the meetings. The notice will be published in the manner specified in subsection (4) below, and will specify the location, date, and time when each of the meetings will be convened.

(4)  The Bank will notify the shareholders about the convening of the meeting.
     The notice about the convening of the meeting will be prepared in accordance with the Companies Regulations (Notice of General Meeting and
     Class Meeting in Public Companies), 5760-2000, with the necessary changes, and will be published as mandated by the Companies Regulations (Application for Compromise or Arrangement) 5762-2002, ("Arrangement Regulations"). For
     the sake of good order, an announcement about the convening of the meetings will also be published via a notice in a newspaper widely distributed across the United States. An announcement published in this manner will be considered as delivered to the shareholders on the day it is published in the newspaper.

(5)  The date for determining eligibility of each shareholder to participate and vote in a meeting will be set in accordance with Sections 182 (b) and 182
     (c) of the Companies Law, with the necessary changes. A shareholder whose shares are registered with a nominee company will prove his ownership of his shares, in accordance with the Companies Regulations (Proof of
     Ownership of Shares for the Purpose of Voting in a General Meeting),
     5760-2000, with the necessary changes. The Bank will be entitled, at its discretion, to accept proof of ownership of shares by other means.

(6)  Notwithstanding the above, no resolution passed at a meeting summoned as stated above will be invalidated because by error notice was not given about the meeting to some shareholders of the class, or because said notice was not received by every shareholder of the class for whom it was intended.

(7)  Unless otherwise determined by the court, the Chairman of the Board of
     Directors of the Company or another director appointed by the Board of
     Directors of the Company for this purpose will be appointed Chairman of the meeting. The Chairman of the meeting will open the shareholders meeting after it is made clear that the legal quorum necessary to start the proceedings is present.

(8)  At each of the shareholders' meetings, at least two shareholders who will be present in person or by their legal representative, or by written proxy, and holding or representing together at least one third (33.33%) of the value of shares that have the right to participate in the class meeting, excluding the value of the State's holding in the shares relating to that meeting - will constitute a legal quorom. At group C and group D shareholders class meetings, the value to be represented will be determined on the basis of the following: One US Dollar per Preference C share; ten US
     Dollars per Preference CC share; ten US Dollars per Preference CC1 share;
     one hundred US Dollars per Preference D share; and one thousand US Dollars per Preference DD share.

(9)  If within half an hour from the scheduled start of the meeting there is no legal quorum as stated above, the meeting will be postponed to the same day in the following week, and if that day is not a business day, then to the next business day immediately afterwards, at the same place and at the same time; without the need for another notification; or to another day, place, and time as the Board of Directors of the Bank decides, subject to giving notification to that effect. If there is no legal quorum at the postponed meeting as stated above, the shareholders present in person, or by their representatives, or by their written proxy, and which are entitled to be present, will constitute the legal quorum and will be able to discuss all matters for which the meeting was convened.

(10) A shareholder, or his agent, is eligible to vote for part of the value that he represents in favor and part against, at his discretion.

     A shareholder has the right to vote by himself, or by his agent, or by written proxy, or by submitting a statement giving his consent or opposition to the plan.

(11) The required majority for a resolution at each of the meetings convened by this application is the majority number of participants in the voting, except for abstentions, which together have three quarters of the value represented in the vote, which is in accordance with Section 8 above. In the event of joint holders, only the vote of the first party of them recorded in the Shareholders Registrar will be entitled to vote, either in person or by an agent. The declaration by the Chairman of the meeting with regard to passing a resolution or rejecting it and registration of this matter in the minutes will serve as PRIMA FACIE evidence for this fact.

(12) The letter of appointment empowering an agent will be in writing, prepared as stipulated in Regulation 25 (c) (4) of the Arrangement Articles and will be signed by the principal or by his legal representative who has the legal authority to do so in writing as required. If the principal is a corporation, the appointment will be in writing signed with the company stamp or by a company officer, or by a legal representative who has the authority to do so. The letter of appointment or a copy of it certified by a lawyer as being identical to the original will be deposited at the office of the Bank no later than 48 hours before the date of the meeting for which it is designated.

     Notification of the consent or opposition to the Compromise and Arrangement plan will be prepared as stipulated in Regulation 25 (c) (5) of the
     Arrangement Articles and in accordance with the Companies Regulations
     (Voting by Letter and Position Statements), 5765-2005, will be signed by the shareholder and will be submitted to the Bank as is submitted the letter of appointment, as stated in this subsection 12 above.

(13) The vote made in accordance with the conditions of the agent appointment document will be valid even if prior to it the principal died or the letter of appointment was voided, or the share that provides the right to vote was transferred, unless written notification was made prior to the vote to
     Registry Office of the Bank or to the Chairman of the meeting at which the vote was held with regard to the said death, voiding or written transfer.
     The members entitled to vote can vote either in person, by written proxy, or by a legal representative, and if the member is a company, cooperative society, entity of any kind, government, public or legal entity, partnership, or group of persons (for the purpose of this section only:
     "Company") by the legal representative legally appointed or by written proxy. Appointment of a legal representative will be made in writing and signed by the principal or his authorized signatory legally appointed, in writing, for this purpose. If the member is a company, the authorization to the signatory will be in writing in accordance with Memorandum to the
     Articles of Association of the Company.

(14) The minutes of each of the meetings will be recorded in the minutes register. The minutes signed by the Chairman of the Meeting will serve as
     PRIME FACIE evidence for matters recorded therein.

(15) The Bank Secretary and any other person or persons authorized for the purpose by the Bank will have the right to be present at the shareholders meetings.

(16) The written resolution of the shareholders, signed by all the shareholders entitled to participate in a particular meeting, will be considered for all intents and purposes as passed at that meeting as a unanimous resolution.

                                                                      APPENDIX E
                                                  TO THE ARRANGEMENT APPLICATION

                                 OWNERSHIP TABLE
                              (AS OF JUNE 30, 2008)

                     PERCENTAGE OWNERSHIP OF THE
                       STATE OF ISRAEL IN THE       PERCENTAGE OWNERSHIP OF THE
CLASS OF SHARE            CLASS OF SHARES          PUBLIC IN THE CLASS OF SHARES
--------------            ---------------          -----------------------------

    Ordinary A                  48.81%                         51.19
    Ordinary B                    100%                             -
   Ordinary B'1                   100%                             -
Preferred Ordinary                  -                            100%
   Preference C                 0.057%                        99.943%
   Preference CC                0.002%                        99.998%
  Preference CC'1                   -                            100%
   Preference D                88.228%                        11.772%
   Preference DD               86.289%                        13.711%

                                                                      APPENDIX F
                                                  TO THE ARRANGEMENT APPLICATION

                                 STATE OF ISRAEL
                         GOVERNMENT COMPANIES AUTHORITY

                                                                 Jerusalem
                                                                 16 Iyar 5768
                                                                 21 May 2008

                       EXAMPLE OF SALE PROCESS STRUCTURE

The sale process of State shares (hereinafter: "the Sale Process") will be carried out by means of an auction among the participants in the sale process
(and not via tender), in a number of main stages, as detailed below:

     1.   The publication of a notice in the press, in which the State of Israel will announce that it is considering the possibility of selling the shares sold in the context of the arrangement that was approved by the court, in a single bloc, and invites any person (except for government companies) interested in obtaining additional information with regard to participation in the sale process to contact the Government
          Companies Authority (hereinafter: "the Authority").

          Government companies will not be permitted to participate in the Sale
          Process, either individually or as part of a group.

          The Authority reserves the right to initiate contact with other parties, in any way that it sees fit, to inform them of its intention to sell the shares being sold and to invite them at any time to participate in the Sale Process.

     2.   The inquiry stage, in which the applicants will provide the information required under the sale procedure that will be published by the Authority.

     3.   A sorting stage of the candidates by representatives of the State, and the selection of the candidates that will be invited to participate in the continuation of the Sale Process.

          As part of the sorting of the applicants, representatives of the State will have the right to consider and to take into account, among other things, the applicants' standing, including interested parties in the applicants, using the following criteria, in whole or in part:

          A.   Suitable administrative capability;

          B.   Appropriate financial ability to acquire the shares being sold, hold them, and operate the company as a going concern;

          C.   Honesty and integrity;

          D.   Absence of conflicts of interest between the business and
               interests of the applicant and the interests of the State of
               Israel and the interests of the company.

          It is hereby made clear that the representatives of the State have the right to return and re-sort the applicants until the submission of quotes stage, and the applicant must comply with the requirements of this clause, and the dates that will be set, as a condition for submitting its quote.

     4.   The examination of the company's documents stage, in which the applicants will be summoned, as determined by the representatives of the State, to examine the company's documents in the information room prepared by the company.

     5.   Signing of the candidates on the sale agreement stage.

     6.   Submission of quote stage, in which the candidates will submit quotes for the shares being sold and will negotiate with representatives of the State, severally or together, if that is what is decided by the representatives of the State.

     7.   Selection of the preferred bidder stage.

     8.   Obtaining the consent of the Antitrust Authority Commissioner in accordance with the Restrictive Trade Practices Law, 5748-1988, by the preferred bidder, and any other certification required to complete the
          Sale Process.

     9.   The stage of the transfer of the shares sold to the preferred bidder and payment for them.

The above is intended to assist, and changes are possible in the stages described above, including dividing the stages or changing the order of the stages described above.

                                                                    APPENDIX G/1
                                                  TO THE ARRANGEMENT APPLICATION

PROTOCOL NUMBER 349               AUGUST 26, 2002                    PAGE 8

RESOLUTION NUMBER 2939

1.   The Bank's Board of Directors welcomes the resolutions of the Bank of
     Israel and the Ministry of Finance by which the Bank of Israel will make available a credit facility to the Industrial Development Bank in order to provide for the Bank's liquidity needs, and the Ministry of Finance will agree that the deposits of the State of Israel at the Bank will be subordinated to the deposits of the public at the Bank and the credit from the Bank of Israel until the sale of the Bank's banking activities (assets and liabilities portfolio), subject to the sale of the portfolio within a few months.

     During a 4-5 month period a due diligence will be performed on the banking activities portfolio, so that upon its conclusion the portfolio will be sold to one of the banks that will participate in the auction process.

2.   Therefore and subject to the passing of the above resolutions of the Bank of Israel and the Ministry of Finance, the Bank's Board of Directors
     resolved to approve the above process for the sale of the banking activities portfolio, to cooperate in order to implement it and to direct the Bank's management as will be necessary.

3.   The Board of Directors authorizes the Chairman of the Board and the Bank's
     General Manager to finalize with the Bank of Israel the terms under which it will make available the credit line to the Bank.

     Dr. R. Cohen thanks the participants and adjourns the meeting.

                                        (-)
                                     --------
                                     Chairman

                                                                    APPENDIX G/2
                                                  TO THE ARRANGEMENT APPLICATION

          RESOLUTION OF THE GOVERNMENT NUMBER 29 HEADED BY ARIEL SHARON

          FORUM:   GOVERNMENT

          GOVERNMENT RESOLUTION NUMBER:      2492     DATE: SEPTEMBER 1, 2002

THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD. ("BANK")

Resolved (One vote opposed):

To perform the following act, its purpose being to immediately stabilize the
Bank and create certainty for the depositors by insuring the proper functioning of the Bank until the sale of the banking activities portfolio (assets and liabilities portfolio) ("the Activities Portfolio") of the Bank:

     1.   Against the granting of a credit facility to the Bank by the Bank of
          Israel, pursuant to Section 8 of the Banking Ordinance, in order to bridge the liquidity needs of the Bank, if it will be necessary - the deposits of the State of Israel at the Bank will be subordinated to the deposits of the public at the bank today or credit from the Bank of Israel granted in order to pay deposits, and this based upon the resolution of the Bank's Board of Directors to sell the Bank's
          Activities Portfolio within a few months.

     2.   During the period a due diligence will be performed on the Bank's
          Activities Portfolio in order to set the value of the Portfolio, among others, by banks participating in the sale process. Upon the conclusion of the due diligence the Portfolio will be sold to the bank/s who will participate in the sale process.

     3.   To authorize the Government Companies Authority and the Accountant
          General in the Ministry of Finance to act, in concert with the Bank, to implement this resolution including the sale of the Bank's
          Activities Portfolio.

     4.   The Government duly notes that on August 26, 2002 the Bank's Board of
          Directors resolved: "...to approve the sale process of the banking activities portfolio, to cooperate in order to implement it and to direct the Bank's management as will be necessary", attached hereto as
          Appendix A (Page 3).

     5.   The Government duly notes the draft letter of the Accountant General from August 27, 2002 regarding deposits of the government at the
          Industrial Development Bank against loans to the Electric Company, attached as Appendix B (Page 4).

                                                                    APPENDIX G/3
                                                  TO THE ARRANGEMENT APPLICATION

          RESOLUTION OF THE GOVERNMENT NUMBER 30 HEADED BY ARIEL SHARON

         FORUM:   MINISTERIAL COMMITTEE FOR TEXTS OF PROPOSED LEGISLATION
                  REGARDING THE STATE'S BUDGET

         COMMITTEE RESOLUTION NUMBER:       26       DATE: JULY 29, 2003

         GOVERNMENT RESOLUTION NUMBER:     741       DATE: AUGUST 21, 2003

THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD. ("BANK")

The Chairman of the Committee opens the meeting.

The Deputy Accountant General presents the matter.

Participating in the Meeting: Ministers Binyamin Netanyahu, Meir Shitrit;
Messrs. Eldad Fresher, Avigdor Yitzhaki and David Klein.

Resolved (unanimously), to approve in principle the resolution regarding the industrial Development Bank of Israel set forth in Appendix number 27-revised, and to establish that the Minister of Finance together with the Governor of the
Bank of Israel will set the interest rate on the line of credit that will be made available to the bank- such that it reflects the government's interest, in such a way as not to create a differential between the obligation of the government and the balance of the line of credit that the Bank of Israel made available; and will be changed pursuant to Section 4 of the said resolution.

Further to the above:-

     a.   The above resolution will be amended, pursuant to the understanding to be reached by the Minister of Finance and the Governor of the Bank of
          Israel;

     b.   To authorize the Minister of Finance to approve, with the consent of
          Ministerial Committee for Social and Economic Affairs, the amended text of the resolution and to attach the text to the protocol of the
          Ministerial Committee.

     c.   Pursuant to the above, following is the language of the resolution:

          Resolved:

          "In light of the difficulties uncovered in the sale of the bank's assets and liabilities portfolio :as a single unit", according to the letter of the Chairman of the Board of the bank to the Governor of the
          Bank of Israel, the Accountant General and the Director of the
          Government Companies Authority from February 2, 2003, and in order to insure the proper functioning of the bank, to return the deposits to the depositors and to realize its assets in a supervised process, within 36 months. To approve the change in the operational framework decided upon by the Government regarding the bank's affairs on
          September 1, 2002, as follows:

          1.   The assets of the bank will be realized in a supervised process during a defined period that shall not exceed 36 months from the date of this resolution, this within the framework of the Run-off plan (hereinafter: "the Plan) approved by the Bank's Board of
               Directors and with the changes determined by the Accountant
               General and the Government Companies Authority.

          2.   Against the granting of a credit facility to the Bank by the Bank of Israel, pursuant to Section 8 of the Banking Ordinance, in order to bridge the liquidity needs of the Bank during the period of the Plan , the deposits of the State of Israel at the Bank will be subordinated according to the letter of the accountant
               General from August 27, 2002 attached as an appendix to the
               Government's resolution from September 1, 2002 (with the
               necessary changes).

          3.   The Government duly noted the statement of the Governor of the
               Bank of Israel concerning his consent to continue to grant to the
               Bank for the period of 36 months a credit line at an interest rate that from now on will not exceed the Bank of Israel interest and its balance during this period shall not exceed the line utilization forecast set forth in the letter (attached hereto) of the General Manager and Controller of the Bank to the Deputy
               Supervisor of Banks from July 31, 2003, and in no event shall it exceed 2.2 billion NIS. The bank will not utilize the special line of credit or other sources to grant new credits.

          4.   In the event that after 24 months from the date of this
               resolution there shall remain an unpaid balance for the credit line from the bank to the Bank of Israel for the line of credit that the Bank of Israel made available to implement the Plan, this balance shall be transferred to the responsibility of the government, subject to and on the condition that the interest on the line of credit shall not exceed from the date of this
               resolution the Bank of Israel rate. The government shall pay the balance of the line of credit as aforesaid, by a monetary
               transfer to the Bank of Israel within 12 additional months, in a manner it shall determine.

          5.   The government duly noted the statement of the Bank of Israel that it will examine the limitation of the banking license of the
               Bank such that it shall reflect the limited nature of its
               activities resulting from the Plan.

          6.   To authorize the Government Companies Authority and the
               Accountant General to act, in concert with the bank and the Bank of Israel, to implement the above, including setting milestones for the implementation of the plan and supervision of its
               execution, with the aim to shorten the length of the Plan as much as possible.

          7.   The government duly notes that on February 27, 2003 the bank's
               Board of Directors resolved to adopt the principles of the Plan and that the bank intends to formulate soon a detailed and updated plan to implement the Plan which will be put forward for the approval of the Government Companies Authority and the
               Accountant General.

          8.   The government duly notes that the Accountant General and the
               Government Companies Authority will examine and will bring, as needed, for the approval of the government an alternative
               blueprint for the sale of the Bank's assets and liabilities portfolio as a single unit or by any other means parallel to the implementation of the Plan. The government duly notes that the bank undertakes to cooperate and assist with these acts of the
               Accountant General and the Government Companies Authority.

                                                                    APPENDIX G/4
                                                  TO THE ARRANGEMENT APPLICATION

          RESOLUTION OF THE GOVERNMENT NUMBER 30 HEADED BY ARIEL SHARON

          FORUM:   MINISTERIAL COMMITTEE FOR TEXTS OF PROPOSED LEGISLATION
                   REGARDING THE STATE'S BUDGET

          COMMITTEE RESOLUTION NUMBER:       173      DATE: OCTOBER 10, 2005

          GOVERNMENT RESOLUTION NUMBER:     4324      DATE: OCTOBER 26, 2005

THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD. - EXTENSION OF RUN-OFF PLAN

The Chairman of the Committee opens the meeting.

The Deputy Accountant General presents the matter.

The Chairman of the Board of the Industrial Development Bank of Israel Ltd.
supplements.

The Chairman of the Ministerial Committee comments

Resolved:

Further to Resolution 741 of the Government from August 21, 2003 (hereinafter -
741) regarding the affairs of the Industrial Development Bank Ltd. (hereinafter
- "the Bank"), to approve the extension of the period set in Resolution 741 for the sale of the assets of the bank, pursuant to the following principles:

     1.   The remaining assets of the Bank will be realized in a supervised process during an additional period that shall not exceed 24 months from the end of the period established in Resolution 741, meaning, until July 31, 2008, this within the framework of the Run-off plan approved by the Bank's Board of Directors and with the changes determined by the Accountant General and the Government Companies
          Authority (hereinafter: "the Plan");

     2.   The Government duly notes the statement of the Governor of the Bank of
          Israel concerning his consent to the realization of the remaining assets of the Bank and the granting of a credit line to the Bank as set forth in Resolution 741 (hereinafter - "the Line of Credit") this beginning as of August 21, 2002 and until the end of the Plan as said in Section 1 above. From the date of the resolution, the balance of the credit line shall not exceed NIS 1.25 billion and during the implementation of the plan it shall not exceed the amounts set forth in the forecast detailed in Appendix A found with the Secretary of the
          Government. The Bank will not utilize the special line of credit or other sources to grant new credits.

     3.   Against the continued granting of a special line of credit to the Bank by the Bank of Israel, the deposits of the State of Israel will be subordinated according to the letter of the Accountant General from
          August 27, 2002 attached as an appendix to the resolution of the government from September 1, 2002 (with the necessary changes).

     4.   The government is responsible for the payment of the Line of Credit as of July 1, 2005, on the condition that the interest thereon, until the end of the Plan, shall not exceed the Bank of Israel rate of interest.

     5.   In the event, that at the end of the term of the plan, there shall be a balance due for the credit line, the government shall pay the balance of the credit line to the Bank of Israel until July 31, 2008.

     6.   The government duly notes the announcement of the Bank of Israel that immediately after the payment of the balance of the credit, the collateral that was given by the Bank to insure payment of the credit, pursuant to an debenture from November 14, 2002, will be assigned to the government. Also, the government duly noted the consent of the
          Bank of Israel that no changes in the scope or make-up of the above collateral will be effected, except for the change stemming from the fact that this is a floating charge.

     7.   The government duly notes the notice of the Governor of the Bank of
          Israel of the consent of the Bank for the immediate restriction of its banking license such that it would reflect its limited activities deriving from the Plan and including the restriction on the renewal of deposits of the public deposited at the Bank and which matured. Also, the government duly notes the consent of the Bank that the amended license, as aforesaid, shall state that the license will be valid until July 31, 2008 and after this date the bank will no longer have a license.

     8.   The Accountant General and the Government Companies Authority will act, in concert with the Bank and the Bank of Israel, to implement this resolution, including establishing milestones for the implementation of the Plan and supervision over its execution.

                                                                      APPENDIX H
                                                  TO THE ARRANGEMENT APPLICATION

                THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                               2007 ANNUAL REPORT

CONTENTS

                                                                       PAGE

Report of the Board of Directors for the Year 2007                      F-1

Management Review of the Financial Position and Results of
Operations of the Bank                                                  F-40

Certifications of the General Manager and the Comptroller               F-50

Management and Board of Directors' Statement Regarding their
Responsibility for the Annual Report                                    F-52

Financial Statements as at December 31, 2007                            F-55

--------------------------------------------------------------------------------
This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.
--------------------------------------------------------------------------------

THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
REPORT OF THE BOARD OF DIRECTORS AS OF DECEMBER 31, 2007

At the meeting of the Board of Directors that was held on February 26, 2008, it was resolved to approve the Bank's audited financial statements as of December
31, 2007. The financial statements are presented in accordance with the directives of the Supervisor of Banks and the data is stated in reported amounts.

ECONOMIC DEVELOPMENTS

The growth rate of the gross domestic product in 2007 remained high, further to the growth of recent years. The initial estimate of growth in 2007 is 5.1%, similar to the data of 2006.

The representative exchange rate of the dollar as of December 31, 2007 was NIS
3.846 to the dollar, compared with NIS 4.225 on December 31, 2006, a decrease of
9%. The weakening trend of the dollar also continued at the beginning of 2008.

The Consumer Price Index rose by 3.4% in 2007, compared with a decrease of 0.1%
in 2006. The rate of increase constitutes a deviation from the target set by the
Bank of Israel, notwithstanding the aforementioned decline in the rate of the dollar.

The Bank of Israel interest rate as of December 31, 2007 was 4.25% per annum, versus 4.5% on December 31, 2006. In the first half of 2007, there was a declining trend in the interest rate and at the end of June 2007, the Bank of
Israel interest rate was 3.5% per annum. In the second half of 2007, a process began whereby the interest rate increased, so that by December 31, 2007, as mentioned above, the interest rate amounted to 4.25% per annum.

THE FOLLOWING TABLE PRESENTS DATA REGARDING THE EFFECT OF THE INCREASE IN THE
"LAST KNOWN" CPI AND THE RATES OF DEVALUATION (APPRECIATION) OF THE SHEKEL IN
RELATION TO PRINCIPAL CURRENCIES:

                                              FOR THE YEAR  FOR THE YEAR  FOR THE YEAR
                                                  ENDED         ENDED       ENDED
                                               DECEMBER 31   DECEMBER 31  DECEMBER 31
                                                   2007         2006        2005
                                                   ----         ----        ----
                                                     %            %           %
                                                   ----         ----        ----

Increase (decrease) in "last published" CPI         2.8         (0.3)        2.7
Rate of devaluation (appreciation) of the
 shekel in relation to the dollar                  (9.0)        (8.2)        6.8
Rate of devaluation (appreciation) of the
 shekel in relation to the euro                     1.7          2.2        (7.3)
Rate of devaluation (appreciation) of the
 shekel in relation to the yen                     (3.3)        (9.4)       (6.7)

A DESCRIPTION OF THE BUSINESS AFFAIRS OF THE BANK AND FORWARD LOOKING
INFORMATION

Part of the information included in this report, which does not relate to historical facts, constitutes forward looking information as defined in the
Securities Law - 1968.

The actual results of the Bank and future developments in its affairs may be significantly different than those included or described in the forward looking information, due to a large number of factors including, inter alia, implementation or non-implementation of the blueprint for the sale of the shares of the bank that was assessed by the Finance Ministry and the Government
Companies Authority, future decisions regarding the affairs of the Bank by the
Government of Israel or the Bank of Israel, additional restrictions imposed in the future on the business of the Bank, changes in the condition of the Bank's customers or in the condition of the collaterals for their debts, and changes in the business environment in which the Bank and its customers operate.

                                      F - 1

Forward looking information is characterized by words such as "intention",
"likely", "might", "evaluation", "can be assumed", and so forth. These forward looking terms involve risks and uncertainty since they are based on evaluations of management regarding future events that may not occur or may occur differently than expected.

The information presented below is based, inter alia, on the evaluations of management of the Bank regarding various matters discussed in the directors'
report.

The Bank does not undertake to publish an update to the forward looking information included in this report, including in respect of the effect on this information of circumstances or events that occur after the date of publishing the report.

The report of the board of directors presented below and the financial statements do not include a report on activity segments, mainly due to the exemption granted to the Bank by the Supervisior of Banks regarding such information.

A DESCRIPTION OF THE GENERAL DEVELOPMENT OF THE BUSINESS AFFAIRS OF THE BANK

YEAR AND FORM OF INCORPORATION

The Bank was incorporated in 1957 as a limited liability company. The Bank is a public company and is defined as a mixed government company. Until 1989, the
Bank operated as an investment financing bank and its major area of operations was the provision of long-term loans to finance investments. On June 4, 1989, the Bank was granted a license to operate as a commercial bank (a "banking license").

PRINCIPAL DEVELOPMENTS IN RECENT YEARS

Due to increased withdrawals of deposits during the third quarter of 2002, the
Bank experienced severe liquidity problems, following which the Bank was granted a special line of credit by the Bank of Israel. The Bank stopped providing credit and its business focuses on collecting credit as described below in more detail.

On February 27, 2003, after the Bank did not succeed in selling its asset and liability portfolio in a short-term, "all or nothing" sale, the Bank's Board of
Directors resolved to adopt the principles of the "Run-Off" plan that was prepared by a staff of outside consultants. The central aspect of the plan is a supervised sale of the credit assets of the Bank over a four-year period, along with cutbacks in manpower and activities. On July 29, 2003, the Ministerial
Committee for Social and Economic Affairs (the Social-Economic Cabinet) approved the adoption of the aforementioned plan for the period that was to have ended, in accordance with the decision, on July 29, 2006.

On July 26, 2005 the Bank's Board of Directors approved the extension of the
"Run-Off" plan until July 31, 2008, and its continued implementation on the basis of the plan that was presented before it. Furthermore, the Bank's Board of
Directors decided that due to the reduction in the Bank's activity pursuant to the "Run-Off" plan and the date to which the plan was extended, the Bank would notify the Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the "Run-Off" plan, and to the restricted license specifying that it is valid until the end of the plan (July 31, 2008).

On October 10, 2005, the Ministerial Committee for Social and Economic Affairs
(the Social Economic Cabinet) approved the extension of the Bank's "Run-Off"
plan until July 31, 2008. The main principles of the Committee's decision from
October 10, 2005 are presented in Note 1 of the financial statements.

In his letter from October 30, 2005, the Governor of the Bank of Israel advised of the extension of the special line of credit that had been provided to the
Bank, until July 31, 2008. The main provisions of the special line of credit are described hereunder.

In his letter dated January 29, 2006 the Bank was notified by the Governor of the Bank of Israel as follows:

     >>   The banking license the Bank received on June 4, 1989 will be restricted so that the Bank cannot engage in any business it did not engage in prior to the date of the license (until the date of the license the Bank engaged in financing investments) and without derogating from the generality of the aforementioned, the Bank will not receive new deposits and will not renew deposits reaching their current date of maturity, other than from shareholders.

                                      F - 2

     >>   The Bank's banking license will be revoked as from August 1, 2008.

          In its letter dated May 1, 2007, the Bank of Israel announced that if the blueprint described below for the sale and/or transfer of the shares of the Bank is carried out prior to August 1, 2008, the license of the Bank will be cancelled as of the date the blueprint is carried out.

For more information pertaining to the significance of the restricting of the banking license, see below the chapter relating to the special restrictions and constraints of the Bank.

The Bank is presently in the process of implementing the "Run-Off" plan as described in more detail below.

THE RUN-OFF PLAN AND ITS IMPLEMENTATION

The principal components of the "Run-Off" plan that was approved by the Bank's
Board of Directors are a supervised sale of the Bank's assets by the end of the plan period and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special line of credit by the Bank of
Israel. As a part of this process the Bank also implemented an extensive and detailed efficiency plan.

In accordance with the "Run-Off" plan and the efficiency plan implemented by the
Bank, the Bank refrains from granting new credit and concentrates its activities on collecting the existing credit. Management of the Bank implements, and intends to continue implementing, an aggressive policy in all matters relating to collection of problematic debts. As a result, there has been a significant increase in recent years in the Bank's collection costs and legal expenses.

In 2007, the Bank continued implementing the "Run-Off" plan, while reducing credit to the public and public deposits. The balance of credit to the public
(not including loans with State guarantees to the Israel Electric Company Ltd.), which as at December 31, 2006 amounted to NIS 848 million, decreased to the amount of NIS 558 million as of December 31, 2007. The balance of public deposits in the Bank, which at December 31, 2006 amounted to NIS 67 million, decreased to NIS 55 million as of December 31, 2007. The Bank refrains from accepting new deposits and, in accordance with the directives of the Bank of
Israel, it ceased renewing existing deposits that reach maturity, subject to certain exceptions.

As part of the implementation of its plans, the Bank has significantly reduced or completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a trading room, maintenance of current accounts and securities accounts, maintenance of checking accounts, processing grants, operating cash and clearing facilities (independently) and credit cards.

The reduction in the Bank's operations was also accompanied by a reduction in the Bank's staff and a significant reduction in its operating expenses.

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed if it is decided at the conclusion of the Run-Off Plan to sell the Bank's asset and liability portfolio as a single unit and within a short time.

A BLUEPRINT FOR THE SALE OF THE SHARES OF THE BANK

The Finance Ministry and the Government Companies Authority are in the process of assessing and taking steps to advance the blueprint for the sale of all of the issued share capital of the Bank to a third party purchaser. As part of this, on June 17, 2007, the Government Companies Authority issued a request for information (RFI) in which it announced, among other things, that the Government of Israel, through the Government Companies Authority, was requesting information from parties interested in purchasing the Industrial Development
Bank of Israel Ltd. and was requesting that those interested parties submit their requests on July 3, 2007. The RFI also included a description of the proposed blueprint for the sale whereby, among other things, the holdings of the
State in the shares of the Bank, including the controlling shares (ordinary "A"
shares ) and the holdings of the other holders of controlling shares (the three large bank groups: the Bank Discount Group, the Bank Hapoalim Group, the Bank
Leumi Group, and also First International Bank, IDB, and the Association of
Industrialists) will be transferred to the designated buyer, the shares of the
Bank that are traded on the Tel Aviv Stock Exchange and which are held by the public will be purchased by the designated buyer, as part of the creditors agreement pursuant to article 350 of the Companies Law - 1999, whereas preference Shares D and DD held by the public will be redeemed and the accrued preferred dividend in arrears will be paid in respect thereof. A detailed description of the blueprint that was included in the RFI can be found in the immediate filing issued by the Bank on June 17, 2007. As reported to the Bank by the Government Companies Authority, on the date stipulated for submission of the requests, July 3, 2007, eleven requests were received at the offices of the
Authority from companies and individuals.

                                      F - 3

At the beginning of 2008, at the request of the State and other shareholders,
Professor A. Barnea prepared a proposal for the distribution of the proceeds to be received upon the realization of the blueprint (if and when it is implemented), among the various shareholders of the Bank. Professor Barnea's document, which contains the proposed distribution formula and which is dated
January 13, 2008, was attached to the immediate filing issued by the Bank on
January 15, 2008. Among the ordinary shareholders of the Bank who requested the proposal are Bank Leumi, Bank Hapoalim, Discount Bank, the financial institutions which filed the suit against the Bank regarding the renewal of the dividend distribution, and part of the holders of the Bank's ordinary preference shares. It should be noted that the Bank is not in possession of information that the State and the aforementioned shareholders have given their consent to the distribution formula and even at this stage, it is impossible to know if and when the blueprint will be implemented. In addition, the sale of the holdings of the State in the Bank necessitates passage of a privatization resolution by the
Ministerial Committee on Privatization, a resolution which has not yet been passed.

THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

The terms of the special line of credit that was provided to the Bank by the
Bank of Israel were determined by the Governor of the Bank of Israel and over time they underwent changes. The present terms of the credit line are specified in the letter of the Governor from October 30, 2005, and the principal terms are as follows:

o    The credit line will be in effect until no later than July 31, 2008.

o    The maximum amount of the credit line will at no time exceed NIS 1.25 billion and it will decline gradually in accordance with a forecast that was attached to the notice of the Governor of the Bank of Israel regarding extension of the line until July 31, 2008.

o    The Bank will be allowed to continue to use the credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

o    The interest on the utilized credit will be the "Bank of Israel interest rate" (it is noted that before July 29, 2003 the utilized credit bore a higher rate of interest).

o    Any significant administrative expense that deviates from the Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

o    Limitations were set on the Bank's volume of activity with respect to making and pledging deposits with banks.

In the abovementioned letter of the Governor of the Bank of Israel dated October
30, 2005 it was noted that if the Bank of Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the
Bank's operations in addition to those specified in the aforementioned letter will be considered, whether or not as a result of non-conformity with the objectives of the "Run-Off" plan.

The decision of the Ministerial Committee for Social and Economic Affairs from
October 10, 2005 provides as follows:

                                      F - 4

1)   The Government is responsible for the repayment of the credit line as from
     July 1, 2005, on the condition that the interest on the credit line until the end of the plan shall not exceed the Bank of Israel interest rate.

2)   If at the end of the plan there remains an unpaid balance of the line of credit, the Government will repay the balance to the Bank of Israel until
     July 31, 2008. The Government has noted before it that in exchange for its repayment of the credit balance, the collateral that was provided by the
     Bank for repayment of the credit will be assigned in its favor (the Bank created a floating lien in favor of the Bank of Israel in a debenture dated
     November 14, 2002, which was amended on December 29, 2005).

The utilized balance of the special line of credit from the Bank of Israel (not including interest accrued but not yet charged) as of December 31, 2007 was NIS
476 million, compared with NIS 751 million as at December 31, 2006. The utilized balance as of December 31, 2007 is NIS 174 million lower than the credit line amount that was set for that date for the Bank in the updated credit line decline forecast that was attached to the notification of the Governor of the
Bank of Israel regarding the extension of the line and lower than the framework stipulated by the Bank of Israel for the conclusion of the Run-Off Plan.

The Bank is of the opinion that the Bank of Israel should credit it with all the amounts of interest in excess of the "Bank of Israel interest rate" which were charged by the Bank of Israel from August 2002 until July 29, 2003 (the date the
Ministerial Committee for Social and Economic Affairs first approved the Bank's
"Run-Off" plan), in the total amount of NIS 80 million (as calculated by the
Bank). On May 1, 2007, the Bank issued an Immediate Report to the Israel
Securities Authority and to the Tel Aviv Stock Exchange in which it gave notice that as part of the contacts it had with the Bank of Israel, it was made clear that the issue of the recouping of the surplus interest to the Bank will be assessed upon the complete repayment of the special credit line.

EXEMPTION FROM THE SUPPLEMENTARY ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A
DEVIATION FROM CERTAIN DEBT LIMITS

As stated in more detail in Note 1G of the financial statements, as a result of the approval received from the Supervisor of Banks, the financial statements of the Bank do not include a supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing means of control in corporate entities and in respect of deviations from the limit of sector concentration indebtedness.

It should be noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to make a supplementary allowance of significant amounts in respect of these deviations, in the periods in which they were created, which would have had a material impact on its results of operations for such periods. Furthermore, the adjustment of the aforementioned supplementary allowance to the changes that occurred from time to time in the extent of the deviations could have had an effect on the financial results of the Bank in the subsequent reporting periods.

MEASUREMENT AND DISCLOSURE OF IMPAIRED DEBTS, CREDIT RISK AND THE PROVISION FOR
CREDIT LOSSES

On December 31, 2007, the Bank of Israel issued a provision addressing the measurement and disclosure of impaired debts, credit risks and the provision for credit losses. The provision is scheduled to go into effect commencing with the financial statements issued after January 1, 2010. In its letter dated August
12, 2007, the Bank of Israel notified the Bank that it is authorized not to make preparations for the implementation of this provision. For information regarding the major features of the new provision, see Note 1.

BUSINESS SEGMENTS

In light of the circumstances under which the Bank operates, the Supervisor of
Banks has exempted the Bank from the requirement to report according to business segments as provided in the temporary order regarding description of a banking entity's business and forward looking information in the directors' report.
Accordingly, the directors' report and the financial statements do not include a description of business segments and information according to business segments.

                                      F - 5

CONTROL OF THE BANK

The Bank is a "mixed company" as defined in the Government Companies Law - 1975.
The means of control of the Bank (voting rights at the general meeting and the rights to appoint directors) are held primarily by the State and the three large banking groups: the Bank Leumi Group, the Bank Hapoalim Group and the Discount
Bank Group.

The percentages of the means of control in the Bank, held by each of the aforementioned groups, are as follows:

The State of Israel - voting rights - 45.78%, rights to appoint directors -
48.81%.

The Bank Leumi Group - voting rights - 19.32%, rights to appoint directors -
20.60%.

The Discount Bank Group - voting rights - 9.50%, rights to appoint directors -
10.13%.

The Bank Hapoalim Group - voting rights - 11.77%, rights to appoint directors -
12.12%.

As reported to the Bank by Bank Hapoalim, according to the agreements between
Bank Hapoalim and the other shareholders, Bank Hapoalim was granted usage rights to additional voting rights that constitute 1.55% of all of the voting rights and additional rights to appoint directors that constitute 3.31% of the total rights to appoint directors.

THE STRUCTURE OF THE BANK'S SHARE CAPITAL

The issued share capital of the Bank is comprised of nine types of shares, as follows:

ORDINARY A SHARES - granting their holders the rights to appoint directors in the Bank and most of the voting rights at the general meetings, the right to a dividend at an annual rate of 6% (nominal), the right to a participating dividend and the right to participate in the distribution of the surplus assets of the Bank upon liquidation, all subject to the preference order set out in the
Bank's by-laws. These shares are held mostly by the State of Israel and by the three large banking groups.

ORDINARY B SHARES - granting their holders the right to a dividend at an annual rate of 3% (nominal), and the right to participate in the distribution of the surplus assets of the Bank upon liquidation, all subject to the preference order set out in the Bank's by-laws. These shares are held by the State of Israel.

ORDINARY B1 SHARE - granting its holders the right to a dividend at an annual rate of 3% (nominal), and the right to participate in the distribution of the surplus assets of the Bank upon liquidation, including receipt of the difference between the increase in the CPI and the increase of the dollar which will be paid to the Bank upon liquidation in respect of the perpetual deposits with the
Treasury, on the basis of the agreements between the Bank and the Treasury, all subject to the preference order set out in the Bank's by-laws. This share is held by the State of Israel.

ORDINARY PREFERRED SHARES - granting their holders voting rights at the general meetings, the right to a cumulative preferred dividend at an annual rate of 8%
(nominal), the right to a participating dividend and the right to participate in the distribution of the surplus assets of the Bank upon liquidation, all subject to the preference order set out in the Bank's by-laws. These shares are listed for trade on the Tel Aviv Stock Exchange and are held by the public in Israel.

PREFERENCE C, CC, AND CC1 SHARES - granting their holders the right to a cumulative preferred dividend at an annual rate of 6% (linked to the U.S.
dollar), the right to a participating dividend and the right to participate in the distribution of the surplus assets of the Bank upon liquidation, all subject to the preference order set out in the Bank's by-laws. These shares are listed for trade on the Tel Aviv Stock Exchange and are held mostly by the public in
Israel and a minority in the U.S.

PREFERENCE D AND DD SHARES - granting their holders the right to a cumulative preferred dividend at an annual rate of 7.5% (linked to the U.S. dollar), and the right to participate in the distribution of the surplus assets of the Bank upon liquidation, all subject to the preference order set out in the Bank's by-laws. These shares were listed for trade on the Tel Aviv Stock Exchange but were delisted during the nineties. The shares are held mostly by the State of
Israel which purchased them from their holders in the U.S., and a minority by the public (mainly in the U.S.).

For more details, see Note 14, 15, and 16 to the financial statements.

                                      F - 6

INVESTMENTS IN THE CAPITAL OF THE BANK AND TRANSACTIONS IN THE SHARES THEREOF

A.   In the past two years, no investments were made in the capital of the Bank.

B.   Material transactions in the shares of the Bank conducted by an interested party off of the stock market - in the past two years, the State purchased
     Preference D and DD shares that do not participate in income. The number of shares purchased in each of the years 2006 and 2007 and the purchase prices, are as follows:

                             2007                                                      2006
  ---------------------------------------------------------     -------------------------------------------------------
                                                   $ PRICE                                                    $ PRICE
              QUANTITY     PERCENTAGE HELD OF     PER SHARE              QUANTITY     PERCENTAGE HELD OF     PER SHARE
  TYPE        PURCHASED      ACQUIRED SHARES      PURCHASED     TYPE     PURCHASED     ACQUIRED SHARES       PURCHASED
  ----        ---------   ---------------------   ---------     ----     ---------  ---------------------     ---------
                          IN CAPITAL  IN VOTING                                     IN CAPITAL  IN VOTING
                          ----------  ---------                                     ----------  ---------

D                290        0.01%         -            90       D           391        0.01%         -           90
DD               308        0.44%         -         1,000       DD          415        0.59%         -         1000

The purchase of the preference D shares by the State was made, as far as the
Bank knows, further to a declaration included in a letter of the Finance
Minister, Mr. Pinchas Sapir, dated February 15, 1967 (which was addressed to the
Vice President of Capital for Israel Inc.) whereby the State of Israel intends on purchasing D-type shares upon their being listed for trade on the Tel Aviv
Stock Exchange at prices ranging from 90% to 95% of their par value which stood at $100 a share.

The purchase of the preferencered DD shares by the State was made, as far as the
Bank knows, further to a declaration included in the prospectuses in respect of the issuance of those shares, whereby the Israeli Government agreed that if these shares are offered for sale on the Tel Aviv Stock Exchange at any time during the 20-year period after the issuance to the public, it would bring about that their purchase would be done at a price equal to 90% of the $1,000 a share at which they were issued, and from the 21st year after the issuance of the shares, at a price equal to 100% of the aforementioned price at which they were issued. The preference D and DD shares were delisted from the stock exchange in
1993 and their purchase by the State directly from their holders was done, apparently, in lieu of guaranteeing their sales price on the stock market. Since these purchases were apparently made further to and/or against the background of the aforementioned declarations, and not as part of a regular sale from a willing seller to a willing buyer, the Bank is of the opinion that there is no room to derive from these transactions the price of the shares that were purchased therein. As the above table indicates, these shares do not grant means of control.

PREFERENCE SHARES PURCHASED BY THE STATE FROM U.S. RESIDENTS WITHOUT THEIR
HAVING BEEN REGISTERED IN THE SHAREHOLDERS REGISTRY

Further to examinations and verifications carried out by the Bank during the past year, the Bank reached the conclusion that, of the 3,429 preferred D shares
(par value $100 each) and the 1,901 preference DD shares (par value $1,000 each)
registered in the name of the State in the Bank Agent's registry in the U.S. and which are not registered in the books of the Bank and are not reported by the
Bank, 2,636 preference D shares and 1,306 preference DD shares should be transferred and registered in the name of the State in the books of the Bank
(and at the same time remove them from the shares that are registered in the names of the holders in the U.S.). At its meeting on February 26, 2008, the
Board of Directors of the Bank resolved to approve the transfer of the aforementioned shares into the name of the State, subject to the receipt of certain approvals from the State in connection with the correction of the existing records in its name and the "surplus" stock certificates it has in its possession. When the transfer is carried out, the percentage held by the State in the capital of the Bank will amount to 81.82% instead of 79.92% as currently reported. It should be noted that there is still a quantity of 30 preference DD shares (beyond the quantity of 1,306 shares mentioned above) which were apparently also purchased by the State, but due to a lack of information regarding the details of the sellers, it is not currently possible to transfer and register them in the name of the State in the books of the Bank.

                                      F - 7

DIVIDEND DISTRIBUTION - CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES

The Bank has not distributed any dividends since the third quarter of 2002, when the Bank distributed to the holders of the preference shares and of the ordinary preferred shares the quarterly dividend for the second quarter of 2002.

The issued share capital of the Bank includes preference shares of classes C,
CC, CC1, D, and DD to which the Bank used to pay quarterly 25% of the annual preferred dividend on those classes and once a year, a participating dividend of
1.5% in respect of classes C, CC, and CC1. The last dividend paid by the Bank in respect thereof was a preference dividend that was related to the second quarter of 2002. Following the losses of the Bank in 2002 and after the Bank's Board of
Directors - with the assistance of legal counsel - had discussed the various aspects concerning the dividend distribution (including the restrictions stipulated in the Companies Law - 1999, the Bank's articles and the directives of the Supervisor of Banks), the Bank's Board of Directors decided to refrain at this point from distributing a dividend in respect of the aforementioned shares.

The aggregate amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for
C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend, amounts to NIS 185.4 million as of December 31, 2007. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits of the Bank with the Israeli
Treasury, which was also not recorded in the financial statements.

The aggregate amount of NIS 185.4 million is comprised as follows: NIS 113.8 million is in respect of non-participating shares (D and DD) and NIS 71.6 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 33.4 million is in respect of 2007 and is comprised as follows:
NIS 20.7 million is in respect of non-participating D and DD shares and NIS 12.7 million is in respect of participating C, CC and CC1 shares.

On September 28, 2004 various financial entities that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court was requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividend, the interest on the perpetual deposits of the Bank with the Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9,
2005 against the Minister of Finance and the aforementioned financial entities, in which it requested a ruling declaring (among other things) that the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of Finance to the originating motions prior to a preliminary hearing that was held on January 12, 2006, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank. On March 23, 2006, the court decided that in the first stage, the question of the accrual of interest on the perpetual deposits of the Bank with the Treasury will be discussed and resolved, since a resolution of this question will advance the hearing and the resolution of the rest of the questions that must be answered. At the time, the Bank's
Board of Directors expressed its fundamental position that if the interest does not accrue on the perpetual deposits, the Board of Directors will reconsider its position regarding renewal of the dividend distribution, subject to the legal and regulatory restrictions applicable to the Bank in this respect, including the need to receive approvals and to amend the Bank's articles. On August 5,
2007, a verdict was rendered by the Tel Aviv District Court whereby it rejected the opening motion filed by the Bank against the Finance Minister and against the aforementioned financial institutions and stipulated that as long as a dividend is not distributed in respect of the preferred shares of the Bank, the interest does not accrue.

                                      F - 8

At its meeting on October 9, 2007, the Board of Directors of the Bank discussed the ramifications of the verdict. The Board of Directors decided that since the suit of the Bank (its originating motion) related not only to the issue of the accrual of the interest on the perpetual deposits, in the absence of a dividend distribution, rather also to the accrual and payment of a dividend in arrears
(including upon liquidation), and since on the basis of the determination of the court that the suit of the Bank was rejected, a claim can be made that the verdict rejects also the right of the Bank to accrued interest against the payment of the dividend in arrears on the preference shares (a result which the
Board of Directors believes is incorrect and it is reasonable to assume that the court did not intend such a result), then the Bank will file an appeal on the rejection of the claim with regard to the payment of the accrued interest on the perpetual deposits against the payment of the dividend in arrears.
Notwithstanding the above, the Board of Directors added in its decision that the appeal will not be filed if an adequate clarification is provided by the State as to its consent to pay accrued interest on the perpetual deposits against the payment of the dividend in arrears on the preferred shares (Preferred C, CC,
CC1, D and DD shares). Such a clarification was not given and the Bank's appeal was submitted to the Supreme Court on January 8, 2008. At the aforementioned meeting on October 9, 2007, the Board of Directors of the Bank also discussed the ramifications of the aforementioned verdict on the continuation of its policy regarding the distribution of the dividend on the preference shares
(Preference C, CC, CC1, D and DD shares). In view of the stipulation of the verdict pertaining to the non-accrual of interest on the perpetual deposits of the Bank as long as a dividend is not distributed (a stipulation which the Bank is not appealing), and after the Board of Directors considered the interests of both the shareholders of the Bank and the creditors of the Bank (which in view of the verdict no longer gain anything by the non-distribution of the dividend), the Board of Directors reached the conclusion that it would be proper for the
Bank to take steps toward renewing the distribution of the dividend. In connection with the above, the Board of Directors of the Bank decided (at the same meeting) to take the following steps: 1) to recommend to the general shareholders meeting of the Bank to amend the Articles of Association of the
Bank in respect of two matters relating to the renewal of the distribution of the dividend. The first, the authorization to distribute a dividend not just out of profits (which at present are non-existent), rather also from the interest to be paid to the Bank on its perpetual deposits with the Finance Ministry, and the second, authorization to distribute a current preferred dividend on the preference shares of the Bank, also without a distribution - prior or concurrent
- of the preferred dividend in arrears on those shares (since, in view of the wording of the verdict, a claim may be made whereby the Bank is not entitled to the accrued interest on the perpetual deposits against the distribution of the dividends in arrears, a result that will prevent the Bank from distributing the dividends in arrears in the absence of adequate profits); 2) to convene a general meeting of the Bank to make the aforementioned change in the Articles of
Association and to authorize the Chairman of the Board to determine the date of the meeting; 3) to petition the Supervisor of Banks to grant approval for the distribution of the dividend to the preference shareholders, subject to the aforementioned change in the Articles of Association and receipt of court approval of the proposed distribution (pursuant to the Companies Law - 1999, the distribution of a dividend not out of distributable profits requires court approval, and as of that date, the Bank did not have distributable income). A detailed description of the decision of the Board of Directors at its meeting on
October 9, 2007, as aforementioned, can be found in the Immediate Report issued by the Bank on October 10, 2007. In accordance with the decision of the Board of
Directors of the Bank, the general meeting of the Bank convened on January 7,
2008, and on its agenda were the aforementioned proposals to amend the by-laws of the Bank, so that the by-laws would no longer constitute an impediment to the renewal of the dividend distribution. The proposed amendments were put to a vote, but they were rejected by a majority of those voting. On February 5, 2008, the financial entities that had filed the originating motion against the Bank filed a petition with the court in which they requested to add the State as an additional respondent to the originating motion, due to, among other things, the vote of the State in the general meeting of the Bank against the proposed amendments to the Bank's by-laws.

See also Notes 1 of the financial statements for details on the cessation of the dividend distribution, the legal and regulatory restrictions applicable to the
Bank with respect to a dividend distribution and the matter of the accrued interest on the perpetual deposits with the Treasury. See also Note 21D of the financial statements regarding the aforementioned originating motions.

SPECIAL RESTRICTIONS AND CONSTRAINTS OF THE BANK

The following special restrictions and constraints on the activity of the Bank derive from the decisions of the Israeli Government and the Bank of Israel in
the matter of the Bank:

o    According to a decision of the Ministerial Committee on Socio-Economic
     Affairs, taken on October 10, 2005, the realization of the balance of the
     Bank's assets in a controlled process will continue until July 31, 2008.

                                      F - 9

o    According to the letter of the Governor of the Bank of Israel dated October
     30, 2005, the term of the special credit line, which constitutes the main source of the Bank's liquidity needs, is until July 31, 2008.

o    According to the aforementioned decision of the Ministerial Committee on
     Socio-Economic Affairs, the Bank shall not make use of the special credit line placed at its disposal by the Bank of Israel or from other sources, for purposes of granting new credit. According to the aforementioned letter of the Governor of the Bank of Israel, the Bank can continue using the special credit line to bridge its liquidity needs required to fulfill its current and banking liabilities.

o    According to the aforementioned decision of the Ministerial Committee on
     Socio-Economic Affairs, and the letter of the Governor of the Bank of
     Israel, the amount of the special credit line shall not exceed NIS 1.25 billion at any time, and it shall be reduced in accordance with the forecast that was attached to the letter of the Governor.

o    According to the aforementioned letter of the Governor of the Bank of
     Israel, the Bank is prohibited from participating in the inter-bank credit procedure as part of the daily liquidity trading. This restriction will continue to apply also after the repayment of the special credit line.

o    According to the aforementioned letter of the Governor of the Bank of
     Israel, any significant administrative expense which deviates from the normal course of business of the Bank and has an impact on the results of business operations, requires the approval of the Bank of Israel.

o    According to the aforementioned letter of the Governor of the Bank of
     Israel, restrictions were placed on the Bank in connection with the making of deposits in other banks and the pledging of such deposits.

o    The Governor of the Bank of Israel clarified in the aforementioned letter that if the Bank of Israel finds it necessary, and to the extent that it is necessary in the sole opinion of the Bank of Israel, it will consider placing additional restrictions beyond those set out above, in connection with the activity of the Bank, whether or not as a result of the non-compliance with the objectives of the Run-Off plan.

o    According to the debenture dated November 14, 2002 (amended on December 29,
     2005), and as part of which the Bank placed a floating charge on part of its assets in favor of the Bank of Israel, the Bank undertook, among other things, not to make additional pledges on the aforementioned assets and not to sell them, in any form whatsoever, unless it receives written permission in advance from the Bank of Israel. Notwithstanding, the aforementioned debenture stipulates that the floating charge created by it does not prohibit the Bank or restrict it as part of management of its normal business, including the fulfillment of its commitments, from receiving repayments of or issuing credit. For more information in connection with the aforementioned debenture, see Note 17 - Liens and Restrictive
     Conditions.

o    According to the notice of the Governor of the Bank of Israel dated January
     29, 2006, the banking license granted to the Bank on June 4, 1989 will be restricted such that the bank will not engage in a business in which it did not engage prior to the date of such license. Without derogating from the generality of the above, the Bank will not accept new deposits and will not renew deposits that reached their current maturity except for those of shareholders. The banking license granted to the Bank on June 4, 1989 was a
     "banking license" pursuant to article 10 of the Banking Law (Licensing) -
     1981 which enabled the Bank to operate as a commercial bank. Until that time, the Bank operated pursuant to an "Investment Financing Bank" license under article 16 of that law and its major activity was granting long-term credit for purposes of financing investments, including granting credit under the direction of the government from deposits for providing loans.

o    According to the aforementioned notice of the Governor of the Bank of
     Israel, the banking license of the Bank will be cancelled commencing on
     August 1, 2008. If the blueprint for the sale of the Bank is implemented prior to August 1, 2008, the Bank's license will be cancelled at the date of the implementation of the blueprint.

                                     F - 10

MATERIAL AGREEMENTS

THE PERPETUAL DEPOSIT AGREEMENT

In accordance with agreements (by way of an exchange of letters) entered into at various times between the State and the Bank, the Bank deposited with the
Treasury the proceeds of the issuance of the Bank's preference shares, shares of classes C, CC, CC1, D, and DD. Pursuant to these agreements, the Bank is entitled to receive in respect of the amounts deposited by it, as above, dollar interest at a annual rate of 7.5% of the dollar value of the amounts of the deposit (as they were at the date of deposit), to be paid to the Bank by the
State in a grossed-up manner, on the dates on which the bank declares the payment of a dividend in respect of those preferred shares, such that following payment of various taxes and levies, the net amount of the interest to be paid to the Bank by the State will amount to the aforementioned rate of 7.5%. The principal amounts deposited by the Bank will be repaid to the Bank by the State upon liquidation of the Bank or at the time and for the purpose of redeeming preference shares of classes D and DD (which were issued as redeemable shares), with these principal amounts being linked to the rate of the dollar, from the date of deposit with the Treasury until October 1, 1987 and from October 1, 1987 until the date of their repayment to the bank, they will be linked to the higher of the Consumer Price Index or the dollar. The deposit agreements stipulate that the State shall not have a right of offset in relation to the amounts due to the
Bank in connection with the performance of the deposits thereof. For more details, see Note 8 of the financial statements.

AGREEMENTS FOR THE KIBBUTZ DEBT ARRANGEMENT

As a result of difficulties suffered by the kibbutzim in Israel and the organizations related thereto, between 1989 and 1999, a number of agreements were entered into by the various kibbutz movements, the creditor banks and the
State of Israel.

The objective of these agreements was to refinance the debt of the kibbutzim and the related organizations and to adapt the debt to the real abilities of the debtors to repay the debt.

The agreements contain detailed mechanisms for handling these debts. As part of the agreements, it was stipulated that the kibbutzim that were defined to be assisted kibbutzim (in need of assistance) would be entitled to refunds of certain interest differentials in respect of unsettled credit they received in the past from the banks that are party to the agreement, to the writing off of part of the balances of such credit and to restructure the repayment dates of the balance of the credit.

The government financed 35% of the amounts written-off and deposited in the banks funds to be used as a source for the restructuring of the payment dates.
Kibbutzim defined to be owners of real estate with potential for development were required as part of these agreements to contribute their rights in the land in return for part of the write-offs that were approved for them. For more details, see Note 24 B(2) of the financial statements.

CREDIT TO THE ISRAEL ELECTRIC COMPANY LTD. FROM DEPOSITS OF THE STATE AND
STATE-GUARANTEED

According to a series of agreements entered into at various times during the nineteen nineties, the Bank lent the Israel Electric Company Ltd. long-term credits, the final repayment times of which are in the years 2020 - 2025, at a total amount of $1.5 billion. The loans were granted from deposits made in the
Bank by the State at identical amounts and with identical repayment dates of those of the credits. These credits are fully guaranteed (principal and interest) by the State of Israel. The unamortized balance of these credits as of
December 31, 2007 was NIS 4,963 million and they constituted 89.9% of the total balance of the public credit portfolio of the Bank as of that date.

AGREEMENT FOR THE DISMISSAL  OF THE EMPLOYEES OF THE BANK

On December 26, 2002, a collective agreement was signed by the Bank, the New
General Histadrut and the bank's workers committee, applicable to the employees of the Bank to whom the collective agreements in the Bank apply (and not to those employees having personal employment contracts). The agreement was made for a three-year period, with an option to extend the agreement for another year. The agreement settled, among other things, the following issues:

                                     F - 11

o    The termination process and the right of management to dismiss employees as part of the reduction in the Bank's activity.

o    Reductions to be made in the salaries of the employees and in the fringe benefits to which they are entitled.

o    Special benefits and payments to be due to the employees of the Bank as a result of dismissal, including additional severance pay beyond what is stipulated by law, and the conversion of the right to additional severance pay - in respect of employees having a certain amount of seniority and who have a certain number of years remaining until they reach retirement age -
     to the right of early pension.

On March 14, 2005, an additional collective agreement was signed by the aforementioned parties, extending the aforementioned collective agreement (dated
December 26, 2002) until the earlier of the date on which the Bank's Run-off
Plan ends (including any change or extension of the Plan and approved by the government) or December 31, 2007 (the "First Extension Agreement").

The First Extension Agreement also set out and clarified the following points:

A.   Employees who, under the original agreement, are entitled to early pension due to their dismissal, will be entitled to it until the age upon which they are entitled to a regular pension from the pension fund of which they are members, in accordance with the reform that was enacted in the Israeli pension schemes after the signing of the original agreement.

B.   Part of the items that the employees waived in the original agreement, which were limited in time, will continue to apply during the period of the new agreement.

On July 12, 2006, an additional collective agreement was signed between the aforementioned parties (the "Second Extension Agreement") which extended for an additional period the aforementioned collective agreement (dated December 26,
2002), as amended by the First Extension Agreement, until July 31, 2008 (the date for the end of the Run-off Plan). The Second Extension Agreement also stipulates that if the Run-off Plan is extended beyond July 31, 2008, the period of the aforementioned collective agreement will also be extended until the date to be set for the end of the Run-off Plan, but not beyond December 31, 2008.

The Bank set up the provisions in its books in respect of the agreement, including the extension agreements.

The aforementioned agreements were approved by the Supervisor of Wages and
Employment Agreements in the Finance Ministry.

The items waived and part of the benefits set out in the abovementioned collective agreements were also applied to some of the employees of the Bank who are employed under personal contracts.

At present, with the end of the Second Extension Agreement coming near, negotiations are being conducted for a possible additional extension and/or change in the collective agreement from December 26, 2002.

LETTER OF INDEMNIFICATION FOR DIRECTORS AND OFFICERS

The Bank issued its officers and directors a letter of indemnification which was approved by the general meeting of the Bank on August 8, 2002. According to the letter of indemnification, the Bank undertook to indemnify its officers and directors in respect of a monetary indebtedness placed on them in favor of another person by a court ruling (including a ruling rendered as part of a compromise and the ruling of an arbitrator approved by the court) and in respect of reasonable litigation expenses (including attorney fees) levied against them as a result of actions (defined as including acts of omission and decisions)
taken by them and/or to be taken by them by virtues of their being officers or directors in the Bank or by virtue of any position or job that they fulfilled and/or will fulfill at the request of the Bank or on its behalf in any company in which the Bank held and/or will hold shares and in any other corporation and business initiative in which the Bank invested or will invest, as long as these actions are connected to one or more of the types of events detailed in the letter of indemnification, which include, among other things, the following types of events:

                                     F - 12

o    Issuance of shares

o    Implementation of voting rights and rights to appoint directors in a company in which the Company holds and/or will hold shares and/or another corporation and/or business initiative in which the Bank invested or will invest

o    Voting for or against any decision in the board of directors, committees of the Company, etc., corporations and/or initiative

o    Realization of collateral given to the Bank

o    Approval and/or furnishing of credits and other transactions taken as part of the areas in which the Bank is allowed to do business in accordance with the Banking Law (Licensing) - 1981

o    Holding assets in trust

o    Granting an underwriting commitment

o    A transaction of the Bank in any assets undertaken on behalf of the Bank itself

o    Providing a report or notification pursuant to any law

o    Receipt of licenses and permits

o    Events connected to employee - employer relationships

o    Privatization of the Bank and any course of action taken to advance the privatization and/or in connection therewith

o    Any refraining from doing one or more of the above matters

The overall and aggregate amount of the indemnification that may be paid under the abovementioned letter of indemnification shall not exceed 25% of the shareholders' equity of the Bank on the basis of its financial statements as of
March 31, 2002, which amounted to NIS 640.3 million. In other words, it shall not exceed NIS 160.1 million, linked to the Consumer Price Index publicized in respect of March 2002. The indemnification pursuant to the letter of indemnification is subject to the provisions of the Companies Law and to the various conditions detailed in the letter of indemnification. Please note that as part of Amendment No. 3 of the Companies Law - 1999 (which was passed on
March 7, 2005), it was stipulated that an undertaking to indemnify (such as the aforementioned letter of indemnification) has to be limited to events which the board of directors believes are expected to occur as a result of the actual activity of the Company at the time the commitment to indemnify was given and limited to an amount or benchmark that the board of directors set, which are reasonable under the circumstances of the matter. The question of the applicability of the amendment to existing letters of indemnification and the interpretation of the limitations have not yet been adjudicated in court and, therefore, the consequences of the amendment on the aforementioned letters of indemnification are uncertain.

See Note 21C of the financial statements.

AGREEMENT TO OUTSOURCE THE COMPUTER SERVICES OF THE BANK

According to an agreement dated December 23, 2003, signed between the Bank and a company that provides outsourcing services, including IT services, the company undertook to provide the Bank with current management and operating services in connection with the Bank's computer system, operation and maintenance of hardware, computers, peripheral equipment, communications and infrastructure software, operation and maintenance of applications, making changes and adjustments to the IT system, data security , etc.

The agreement was for a period commencing on January 1, 2004 and ends on
December 31, 2008. During the agreement period, the Bank is entitled to order from the company changes, additions, updates and improvements to the Bank's existing computer system and/or develop new systems. The Bank has a "bank of hours" at its disposal for this purpose.

See Note 21B of the financial statements.

SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

A special line of credit was placed at the disposal of the Bank by the Bank of
Israel to bridge the Bank's liquidity needs. The terms of the line of credit were set by the Governor of the Bank of Israel, details of which are presented above in this report and in Note 1 of the financial statements.

                                     F - 13

RISK FACTORS

RISK IN RESPECT OF THE QUALITY OF DEBTORS AND COLLATERAL

The risk that borrowers from the Bank will not meet their debts to the Bank is an inherent risk of the activity of the Bank even during the implementation of the Run-Off Plan. Even though the Bank reviews the condition of its customers on a regular basis as well as the value of the collateral securing their debts, and makes provisions on the basis of its assessments of the risk that the debtors will not be able to repay their debts, it is possible that circumstances will arise in the future that were not taken into account to date by the Bank, including a deterioration of the condition of the customers and a decline in the value of their collateral which will require the making of additional provisions. The focusing of the Bank on the collection of credit and its refraining from other activities, increase the impact that this risk will have on the results of the Bank's operations in the event that the risk comes to fruition.

SPREADING OUT THE CREDIT RISK

For details of the spreading out of the credit risk in connection with credit concentration and concentration of the indebtedness of borrower groups, see below the chapter on risk management.

INTEREST RISK, EXCHANGE RATE RISK AND INFLATION RISK

For details regarding these risks, see below the chapter on risk management.

SHARE PRICE RISK

The total volume of investment by the Bank in securities, as of December 31,
2007, amounted to NIS 46 million. Of this amount, an amount of NIS 34 million is in traded shares. This value is based on the market prices as of the balance sheet date. Such value is subject to the volatility of the prices of the shares included in this item. Most of the investments in traded shares (NIS 32.9 million) are in respect of the shares of one company that is listed for trade on the Tel Aviv 25 list.

LIQUIDITY RISK

Since the Bank is prohibited from raising deposits from the public, it depends on the credit line from the Bank of Israel to manage its liquidity risk.

OPERATIONAL RISKS

Operational risks include risks deriving from acts of fraud, errors on the part of bank employees, lack of proper documentation of transactions, failures and faults in data processing, equipment or external systems of service providers, and the absence of fair testing procedures and internal control. Notwithstanding the fact that the Bank instituted various means of supervision and control with a goal of minimizing the operational risks to which it is exposed, there is no guarantee that such risks do not exist or that they will not be realized in the future.

For additional details regarding operational risks, see below the chapter on risk management.

LEGAL RISKS

During the course of its activity, the Bank is exposed to legal risks, including the risk of loss as a result of the lack of the possibility to legally enforce the fulfillment of an agreement. These risks are handled regularly by the Legal
Department of the Bank. There is no guarantee that all of the risks were taken into consideration or that any given risk will not be realized in the future.

DEPENDENCY ON PROFESSIONAL MANPOWER DUE TO THE REDUCTION OF THE WORK FORCE

According to the Run-off Plan and the efficiency plan that accompanied it, the
Bank significantly reduced the number of its employees, which declined from 170 on January 1, 2002 to 43 on December 31, 2007. The ability of the Bank to continue the successful implementation of the Run-off Plan is contingent on, among other things, the continued employment of the same executives and employees who have the crucial knowledge and acquaintance of the Bank's systems and customers.

                                     F - 14

DEPENDENCY OF THE BANK ON THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

In the absence of other sources of liquidity, the continued proper functioning of the Bank is contingent on the existence of the special credit line placed at the disposal of the Bank by the Bank of Israel until July 31, 2008.
Non-compliance by the Bank with the terms of the special credit line may jeopardize the continued existence of the line. In addition, in a letter from the Governor of the Bank of Israel dated October 30, 2005, regarding the extension of the special line of credit, it was stated that in the event that the Bank of Israel sees fit to do so, and to the extent that it finds it necessary at its sole discretion, it will consider placing additional restrictions on those already set out in the above letter in connection with the activity of the Bank, either as a result of non-compliance with the objectives of the Run-off Plan or not.

THE IMPAIRMENT OF THE PROFITS OF THE BANK AS A RESULT OF ITS INABILITY TO EXTEND
NEW CREDIT AND RECRUIT AND/OR RENEW DEPOSITS

Further to the decisions of the Socio-economic Ministerial Committee and the
Bank of Israel regarding the affairs of the Bank, the Bank is prohibited from extending new credit and from raising and/or renewing deposits, and its activity focuses on collecting its credit portfolio. Restricting the activity of the Bank to collecting existing credit negatively impacts and will continue to negatively impact on the ability of the Bank to generate financing and operational income and its being prohibited from raising and/or renewing deposits impairs its financing margins.

THE EFFECT OF THE RUN-OFF PLAN ON THE ATTITUDE OF THE DEBTORS OF THE BANK AND
THE COLLECTION ABILITY OF THE BANK

The circumstances of the bank and the limited horizon of the Run-off Plan may have a negative effect on the willingness of its customers to meet their liabilities to the Bank. On the one hand, customers may believe that in such circumstances, it is possible to get the Bank to make concessions and other leniencies, while on the other hand, they may feel that meeting their liabilities does not guarantee them a long-term relationship with the Bank. As noted above, Bank Management has been taking and will continue to take a tough line in handling its collection problems. As a result, in recent years there has been a significant increase in the Bank's collection and legal expenses and such a trend may continue in the future as well.

THE STATUS OF THE BANK AT THE CONCLUSION OF THE RUN-OFF PLAN

In accordance with the decision of the board of directors of the Bank from July
26, 2005, and the decision of the Socio-economic Ministerial Committee from
October 10, 2005, the Run-off Plan of the Bank was extended until July 31, 2008.
According to the notice issued by the Governor of the Bank of Israel on January
29, 2006, the Bank's banking license will be cancelled on August 1, 2008. As mentioned above, the Finance Ministry and the Government Companies Authority are
assessing and advancing a blueprint for the sale of the shares of the Bank, a blueprint regarding which, at present, it is impossible to know whether or not and how it will be implemented. It is unclear as to what the status of the Bank will be when the Run-off Plan comes to its conclusion, whether or not it will continue to operate and how. It is reasonable to assume that the final decision on the future of the Bank will be influenced when the time comes by developments in connection with the blueprint for the sale of the shares of the Bank and the decisions of the Israeli government which took upon itself to repay to the Bank of Israel the remaining balance of the credit line and against which repayment of the line, is supposed to receive through endorsement from the Bank of Israel, the floating charge generated by the Bank to guarantee the line.

                                     F - 15

The following table sets out the risk factors and the extent of impact of the risk on the Bank. The table was prepared in accordance with the instructions of the Bank of Israel:

           RISK FACTOR                                                                                                     EFFECT OF THE RISK
           ------------------------------------------------------------------------------------------                             ------

1          Overall impact of credit risk                                                                                          Medium
1.1        Risk in respect of quality of debtor and collateral                                                                    Medium
1.2        Risk in respect of credit concentration                                                                                Medium
1.3        Risk in respect of debtor / debtor group concentration                                                                 Medium
2.         Overall effect of market risks                                                                                         Low
2.1        Interest risk                                                                                                          Low
2.2        Inflation risk                                                                                                         Low
2.3        Exchange rate risk                                                                                                     Low
2.4        Share price risk                                                                                                       Low
3.         Liquidity risk                                                                                                         Low
4          Operational risks                                                                                                      Low
5.         Legal risks                                                                                                            Low
6.         Dependency on professional manpower due to the reduction in the work force                                             High
7.         Dependency on the special credit line of the Bank of Israel                                                            High
8.         Impairment of profits of the Bank due to its inability to extend new credit and recruit and/or renew deposits          High
9.         The effect of the Run-off Plan on the  attitudes of borrowers to the Bank and the collection ability of the Bank       Low
10.        The status of the Bank at the conclusion of the Run-off Plan                                                           High

EXEMPTION FROM IMPLEMENTING THE BASEL II TREATY

The Basel committee on banking supervision published a document on June 26,
2004, which is known as the "Basel II Treaty", and is comprised of a list of principles intended first and foremost to improve risk management, including management of the capital adequacy of banks. The Supervisor of Banks announced his intention to impose the Basel II Treaty on the entire banking system in
Israel. Implementation of the Treaty's principles requires proper and extensive preparations, including the establishment and building of various infrastructures and systems.

In his letter dated November 30, 2004, the Supervisor of Banks accepted the request of the Bank and exempted it from the need to prepare for implementing the Basel II Treaty, this in light of the circumstances under which the Bank operates, including the Government decision regarding implementation of the
Run-Off plan.

MITIGATIONS IN THE IMPLEMENTATION OF PROPER BANKING PROCEDURES WITH RESPECT TO
CREDIT MANAGEMENT

In his letter of May 1, 2005, the Supervisor of Banks confirmed that in light of the changes in the Bank's activity and its focusing on the collection of credit, the Bank is exempt from implementing certain proper banking procedures with respect to credit management as follows: Section 9(a) of Directive 301 regarding the establishment of a credit policy by the Board of Directors, Section 3(b) of
Annex A of Directive 316 regarding the credit rating of borrowers and Directive
323 regarding the financing of purchases of means of control in companies.

In accordance with the provisions of the Proper Banking Procedure, a bank is required to maintain a credit control unit as one of the means of educated management of its credit risks. Due to the fact that since commencing with the second half of 2002, the Bank's activity has been centering around the collection of its credit portfolio, and it does not approve any new credit, the need for such a unit at the Bank has diminished.

Further to the request of the Bank, the Supervisor of Banks notified the Bank in his letter dated November 26, 2003 that the Bank is exempt from complying with the provision of the Proper Banking Procedure that relates to credit control.

                                     F - 16

ADOPTION OF CODE OF ETHICS

In its resolution of December 29, 2003, the Bank's Board of Directors adopted a code of ethics which applies to all the officers and employees of the Bank. This was done following the provisions of the Sarbanes Oxley Act, which are applicable to the Bank.

TAXATION

In 2007, the Bank was subject to corporate tax at a rate of 29% and payroll tax levied on financial institutions at a rate of 15.5%. The overall tax rate applicable to the Bank in 2007 was 38.5%.

Due to tax losses, no tax expenses were recorded during the period 2002 - 2006.
In 2006, the Bank recorded a salary tax receivable in an amount of NIS 2.8 million. This amount was included in "Other assets". In 2007, a tax expense was recorded in an amount of NIS 1.6 million, due to the fact that the tax loss carry-forwards from prior years cannot be offset against the profit tax applicable to banking institutions in accordance with the VAT Law.

The Bank received final tax assessments through the 2003 tax year.

Tax losses in respect of which no deferred taxes were recorded amounted to NIS
719 million. The overall tax rate applicable to the Bank in 2008 is 36.8%, in
2009 - 35.9% and in 2010 - 35.1%.

LEGAL CLAIMS AND OTHER CONTINGENCIES

Note 21D of the financial statements presents information regarding the significant legal claims filed against the Bank. When evaluating the risks included in the claims submitted against the Bank, management of the Bank relies on the opinions of the external legal advisors that represent the Bank in these claims. These opinions are rendered by them on the basis of their discretion and on the basis of the facts and legal status known to them, and the data is more than once subject to contradictory interpretation and arguments. Accordingly, the actual results of the claims may differ from the evaluations of the external legal advisors and from the provisions made, based upon them.

DEVELOPMENT OF INCOME AND EXPENSES

NET INCOME - The Bank's net income amounted to NIS 22.2 million in 2007, compared with a net loss of NIS 17.1 million in 2006. The net income in 2007 was affected mainly by the increase in interest revenue collected in respect of problematic debts which amounted to NIS 17.4 million, compared with NIS 9.4 million in 2006 and from the fact that in 2007, income of NIS 13.8 million was recorded to the provision for doubtful debts, compared with an expense of NIS
21.7 million in 2006..

PROFIT FROM FINANCING OPERATIONS BEFORE THE ALLOWANCE FOR DOUBTFUL DEBTS -
amounted to NIS 29.3 million in 2007, compared with NIS 18.2 million in 2006.

The increase in profit from financing operations resulted mainly from the following:

-    The increase in revenues from interest collected on problematic debts which amounted to NIS 17.4 million compared with NIS 9.4 million in 2006.

-    A decrease in the volume of problematic debts classified as non-interest bearing. The average balance of non-interest bearing debts in 2007 amounted to NIS 109 million, compared with NIS 242 million in 2006. The balance of these debts constituted 13.7% of total monetary assets (excluding credit to the Israel Electric Company guaranteed by the State), compared with 20.3%
     in 2006.

-    The impact of the decrease in the interest rate in the economy on the volume of the non-accrual of income in respect of non-interest bearing debt. The average interest rate in 2007 was lower than the average interest last year. As a result, the negative impact of the non-accrual of revenues in respect of non-revenue generating debt was smaller than in the same period last year, in addition to the aforementioned volume of problematic debts.

                                     F - 17

On the other hand, this increase was offset by the decrease in the volume of the
Bank's financing activity, as part of the policy implemented by the Bank in the past few years. For details regarding this decrease in volume, see the analysis below on financing activity by linkage segment.

An analysis of the Bank's financing operations in the various linkage segments, according to Addendum C of the Management Review, indicates as follows:

UNLINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 184 million in 2007, compared with NIS 364 million in 2006, a decrease of
49%. The margin in this segment, including the effect of derivatives, was 1.70%
in 2007, compared with 1.39% in 2006.

It should be noted that most of the non-income bearing debt is included in this segment. The balance of such debt as of December 31, 2007 amounted to NIS 42 million, compared with NIS 125 million at December 31, 2006. The improvement in the margin of this segment compared with 2006, derived both from the decrease in the volume of non-interest bearing debt and its relative weight out of total credit and from the decline in the interest rate and its impact on the non-accrual of revenue in respect of these debts.

CPI-LINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 455 million in 2007, compared with NIS 561 million in 2006, a decrease of 18.9%. The decrease in the volume of activity of this segment derives both from the overall decline in the activity of the Bank and from the
Bank's policy whereby credit renewed by the Bank is for short periods and mainly in the unlinked shekel segment. The margin in this segment, including the effect of derivatives, was 2.30% in 2007, compared with 2.58% in 2006.

FOREIGN CURRENCY AND FOREIGN CURRENCY LINKED SEGMENT - The average overall volume of assets in this segment amounted to NIS 5,602 million in 2007 compared with NIS 6,406 million in 2006. Credit in this segment includes credit guaranteed by the State that was granted to the Israel Electric Company Ltd. out of a deposit of the State. The margin in respect of this credit is negligible and matches the level of risk attached to this credit. The average balance of this credit in 2007 amounted to NIS 5,445 million compared with NIS 6,143 million in 2006. Excluding the said credit, the average balance of assets in this segment amounts to NIS 156 million, compared with NIS 264 million in 2006, a decrease of 41%. The margin in this segment, including the effect of derivatives, was 0.07% in 2007, compared with 0.08% in 2006. The low margin rate in this segment is the result of the volume of State guaranteed credit, as stated above. The credit guaranteed by the State and the deposit of the State from which the credit is granted bear interest at a high rate. Due to their heavy weight in the assets and liabilities and the negligible interest margin on this credit, they distort the data referring to the margin in this segment. In respect of this credit, denominated in dollars, an expense was recorded in 2007 in an amount of NIS 127 million (compared with an expense of NIS 89 million in
2006). The reason that in these years an expense was recorded in respect of this credit was the decline in the rate of the dollar. As mentioned above, this credit is guaranteed by the State and the margin in respect thereof is marginal.
Therefore, the amount of the income recorded in respect of the deposit of the
State granted as a source to finance the credit is similar in amount.

In an analysis made regarding the data of this segment, net of the aforementioned credit and deposit, the data indicate a margin of 2.37% in 2007
(compared with 1.99% in 2006).

The average of the total financial assets (excluding state-guaranteed credit to the Israel Electric Company) amounted to NIS 795 million in 2007, compared with
NIS 1,189 million in 2006, a decrease of 33%.

Regarding income from financing activity, it can be assumed that the policy implemented by the Bank to reduce the activity of the Bank and the continued
decline in the volume of credit will continue to negatively impact on the income from financing activity.

THE ALLOWANCE FOR DOUBTFUL DEBTS - An amount of NIS 13.8 million was recorded as income in this item in 2007, compared with an expense of NIS 21.7 million in
2006. In the specific allowances for doubtful debts, income of NIS 7.3 million was recorded in 2007, compared with an expense of NIS 27.6 million in 2006. The supplementary allowance for doubtful debts reflected a decrease of NIS 6.5 million in 2007, compared with a decrease of NIS 5.9 million in 2006.

                                     F - 18

The decrease in the supplementary allowance for doubtful debts is mainly due to the decrease in the volume of problematic debts in general and to the volume of non-income bearing debts in particular. This decline is gradual and has been reflected in the financial statements of the Bank in recent years.

The supplementary allowance for doubtful debts (including a general allowance for doubtful debts) amounted to NIS 45.2 million as of December 31, 2007, constituting 7.5% of the balance of the credit (excluding State-guaranteed credit to the Israel Electric Company out of the State deposit) before the aforementioned allowance, compared with an allowance of NIS 51.7 million in 2006 which constituted 5.7% of the balance of the credit. This rate is extraordinarily higher than the accepted rate in the banking system. The high rate derives mainly from the volume of the general allowance which amounts to
NIS 38.9 million. The general allowance was standard practice in the banking system until December 31, 1991 and it was based on the volume of the debt as of that date. In accordance with the provisions of the Supervisor of Banks, the aforementioned allowance remained at that volume, notwithstanding the decrease in the volume of debt in recent years. At present it constitutes 6.4% of the balance of the credit (versus 4.3% at December 31, 2006).

                                     F - 19

Comparative data on the development of the overall credit risk in respect of problematic borrowers (1) is as follows (in NIS millions):

                                                                    BALANCE AS AT  BALANCE AS AT
                                                                        -----         -----
                                                                     DECEMBER 31,   DECEMBER 31,
                                                                        2007           2006
                                                                        -----         -----

Non-income bearing                                                       69.7         171.2
Restructured (2)                                                         31.5          74.1
Designated for restructuring (3)                                         17.3          26.9
Temporarily in arrears                                                    8.7          14.5
Under special supervision**                                             181.7         208.5
                                                                        -----         -----

Total balance sheet credit to problematic borrowers (1)                 308.9         495.2

Off-balance sheet credit risk in
 respect of problematic borrowers (1)                                    81.2          88.0
                                                                        -----         -----

Overall credit risk in respect of problematic borrowers (1) (4)         390.1         583.2
                                                                        =====         =====

**   Including an amount of NIS 169.7 million in respect of debts for which a specific allowance exists (December 31, 2006 - 183.1 million).

1)   Not including problematic debts that are covered by collateral that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure Directive No. 313).

2)   Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income.

3)   Credit to borrowers in respect of which there is an as yet unimplemented
     Management decision to restructure their debt.

4)   As calculated for purposes of individual borrower and borrower group limitations, except in respect of guarantees granted by a borrower as security for the debt of a third party.

A comparison of the data indicates a decrease in the volume of problematic debts in general and debts classified as non-income bearing in particular. The decrease in the volume of debts classified as non-income bearing derives from a combination of the following factors: collection of debts from customers classified as non-income bearing, and arrangements with some of these customers, further to which moved over to a track of regular payments and were classified as restructured.

Nevertheless, the data point to a high proportion of debts classified as non-income bearing when compared to total public credit. The interest charges in respect of these debts, which were not recorded to financing income, will have a negative impact on the results of the Bank's operations in the future as long as these debts are classified as non-income bearing. It is worth noting that notwithstanding the decline in the volume of non-income bearing debts as a result of the policy implemented by the Bank of collecting credit, it is reasonable to assume that the negative impact of this debt on the results of operations will continue to be significant. In connection with this it is worth noting that the amount of the interest that will not accrue to income will be affected both by the volume of the non-income bearing debt and the interest rate in the economy. In the event that the Bank of Israel interest rate increases, the negative impact of the non-income bearing debt on the amount of financing income will be even greater.

Almost all of the volume of the off-balance sheet credit risk in respect of problematic borrowers derives from the indemnification issued by the Bank in favor of the receivers that were appointed to realize the assets of the companies undergoing legal proceedings. The writs of indemnification are in respect of receipts that were credited to the borrowers' accounts with the Bank out of the proceeds from the realization of the assets.

INCOME FROM FINANCING ACTIVITY AFTER THE ALLOWANCE FOR DOUBTFUL ACCOUNTS
amounted in 2007 to NIS 43.1 million, compared to a loss of NIS 3.5 million in
2006.

                                     F - 20

OPERATING AND OTHER INCOME - This income amounted to NIS 11.5 million in 2007, compared with NIS 21.5 million in 2006. Most of the income derived from gains from investments in shares which amounted to NIS 8.7 million in 2007, compared with NIS 16.4 million in 2006. It should be noted that the total investment in shares as of December 31, 2005 amounted to NIS 61 million, on December 31, 2006 to NIS 50 million, and on December 31, 2007 on NIS 46 million, so that the income recorded in respect of the share portfolio in recent years was of a very high rate, but there is no certainty that they will continue in the future.

Revenues from operating commissions in 2007 amounted to NIS 1.1 million, compared with NIS 1.3 million in 2006, a decline that reflects the decline in the transactions conducted by the customers through the Bank.

OPERATING AND OTHER EXPENSES - Amounted to NIS 30.8 million in 2007, compared with NIS 35.1 million in 2006. Payroll expenses totaled NIS 18.5 million in
2007, compared with NIS 17.6 million in 2006. With regard to payroll expenses, the following points should be noted:

-    Payroll expenses of 2007 included an amount of NIS 2.5 million in respect of payroll tax. The payroll expenses of 2006 did not include payroll tax since there was a loss for purposes of the profit tax in 2006.

-    Payroll expenses of 2007 included a provision in an amount of NIS 0.8 million in respect of an expense related to additional severance pay approved to the Chairman of the Board of the Bank, the GM, and the deputy
     GM, upon their retirement from the Bank (see Note 18A to the financial statements).

Neutralizing the effect of these factors shows that there was a decrease of NIS
2.4 million in payroll expenses.

Maintenance and depreciation expenses for 2007 amounted to NIS 2.9 million, compared with NIS 2.7 million in 2006.

Other operating expenses amounted to NIS 9.4 million in 2007,, compared with NIS
14.3 million in 2006. There was a significant decrease in the components of this item as part of the efficiency plan that was implemented by the Bank in connection with the Run-off Plan.

PROVISION FOR TAXES - The provision for taxes on profits in 2007, which amounted to NIS 1.6 million and which derived from the losses carried forward from previous years, cannot be offset against profit tax. The Bank received tax assessments though the 2003 tax year. The Bank has tax loss carry-forwards of
NIS 719 million in respect of which no deferred taxes were recorded.

BALANCE SHEET AND CAPITAL RESOURCES

TOTAL ASSETS - As at December 31, 2007 amounted to NIS 6,483 million, compared with NIS 7,516 million as at December 31, 2006, a decrease of 14%.

SHAREHOLDERS' EQUITY OF THE BANK INCLUDING PREFERENCE SHARES - Amounted to NIS
557 million as at December 31, 2007, compared with NIS 511 million as at
December 31, 2006.

SHAREHOLDERS' EQUITY - From an accounting standpoint, the preference shares issued by the Bank are classified as a liability and are not included in the shareholders' equity of the Bank. The total amount of liabilities in respect of the preference shares amounted to NIS 447 million (compared with NIS 491 million as at December 31, 2006).

Therefore, the shareholders' equity at December 31, 2007 amounted to NIS 110 million, compared with NIS 20 million on December 31, 2006. The increase in shareholders' equity is comprised of the annual income of NIS 22 million, and the difference between the revaluation of the perpetual deposit with the
Treasury which is linked to the Index and the revaluation of the preference shares that are linked to the dollar. This gap amounted in 2007 to NIS 67 million and is expressed in the capital of the Bank and is reflected in the statement of changes in shareholders' equity, without it being expressed in the statement of operations.

Of the total amount in respect of the preferred shares which amounted to NIS 447 million at December 31, 2007, an amount of NIS 171 million is in respect of profit-sharing preference shares (compared with NIS 187 million as at December
31, 2006). Until December 31, 2005, the profit-sharing preference shares were classified as part of the shareholders' equity of the Bank. As a result of the implementation of Israeli Accounting Standard No. 22, they were reclassified, commencing January 1, 2006, as a liability in respect of profit-sharing preference shares (for details regarding this change, see Note 1D).

                                     F - 21

This accounting change has no impact on the surplus of assets distributable to shareholders upon liquidation, on the preference order for the distribution of the balance of assets of the Bank upon liquidation and on the related rights of each class of shares. For details of these rights, see Notes 14, 15, and 16 of the financial statements.

TOTAL CREDIT TO THE PUBLIC - As at December 31, 2007 amounted to NIS 5,521 million compared with NIS 6,519 million as at December 31, 2006. The credit data presented below include credit guaranteed by the State that was granted to the
Israel Electric Company Ltd. out of a deposit of the State with the Bank, the balance of which amounted to NIS 4,963 million as at December 31, 2007, compared with NIS 5,671 million as at December 31, 2006. The decline in the volume of this credit was affected also by the decline in the exchange rate of the dollar.
Net of such credit, the credit to the public amounts to NIS 558 million as at
December 31, 2007, compared with NIS 848 million as at December 31, 2006. This data reflects a decline of 34% when compared to December 2006. The decline in credit is in accordance with the credit portfolio reduction policy being followed by the Bank, which policy is the major component of the Run-off Plan.

As can be seen by sorting the balances of public credit by the size of the borrower's credit (Note 4D of the financial statements) and from the table of public credit risk by industry (Addendum E of the Management Review), the credit portfolio of the Bank focuses on credit to mid-sized companies and businesses.
The volume of credit to households is marginal and the weight of this credit in the Bank is significantly lower than its weight in the general banking system.
The composition of the credit described above increases the sensitivity to changes in the condition of the economy.

SECURITIES - The balance of securities as at December 31, 2007 amounts to NIS 46 million, compared with NIS 50 million as at December 31, 2006. The securities portfolio includes an investment of NIS 12 million in mezzanine funds (NIS 17 million as of December 31, 2006). In addition, the securities portfolio includes marketable shares in the amount of NIS 34 million (according to their market value as at December 31, 2007). The market value of the shares includes unrealized gains in the amount of NIS 9.5 million which were credited to a capital reserve, as part of the adjustments in respect of the presentation of available for sale securities to fair value. The income realized on the investment in shares in 2007 amounted to NIS 8.7 million, further to the income of NIS 16.4 million recorded in 2006. For information on the classification of a customer debt to "Securities", see Note 4E of the financial statements.

DEPOSITS OF THE PUBLIC - Amounted to NIS 55 million as at December 31, 2007, compared with NIS 67 million as at December 31, 2006. These deposits are comprised of unlinked deposits in the amount of NIS 29 million, compared with an amount of NIS 31 million as at December 31, 2006, CPI-linked deposits in the amount of NIS 25 million, compared with NIS 33 million as at December 31, 2006, and foreign currency denominated or linked deposits in the amount of NIS 1 million, compared with NIS 3 million as at December 31, 2006.

The Bank refrains from accepting new deposits and during 2005 it ceased renewing deposits that have reached maturity, subject to certain exceptions. Please note that about half of the balance of deposits as at December 31, 2007 and at
December 31, 2006 are deposits related to credit.

DEPOSITS OF THE GOVERNMENT - The balance of Government deposits as at December
31, 2007 amounted to NIS 5,319 million, compared with NIS 6,087 million as at
December 31, 2006. The main component of the Government deposits is foreign currency denominated deposits, which served as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS
5,062 million compared with NIS 5,781 million as at December 31, 2006. The decrease in the Government's deposits in foreign currency is affected mainly from the decrease in the exchange rate of the dollar. Of the State deposits in foreign currency, an amount of NIS 4,963 million derives from the deposit that is designated for granting long-term credit to the Israel Electric Company Ltd, compared with NIS 5,671 million at December 31, 2006. The credit and the deposit have the same terms, except for a negligible margin that the Bank has on this credit. As mentioned above, to secure this credit, the Bank also received a
State guarantee.

Another component of these deposits is the CPI-linked deposits that were received as part of the arrangement of the Kibbutzim. These deposits served as a source for rescheduling the debts of the kibbutzim. The balance of the
Government's CPI-linked deposits amounted to NIS 257 million, compared with NIS
306 million as at December 31, 2006. These deposits are long-term deposits paid in installments, concurrent with the period in which the arrangement loans were granted (until the end of 2013).

                                     F - 22

In respect of government deposits, in 2007 the Bank recorded income of NIS 115.2 million. This was the result of the fact that the government deposit, which serves as a source for the granting of credit to the Israel Electric Company is dollar-denominated. Due to the decrease in the exchange rate of the dollar in
2006, income was recorded in respect of this deposit, since the negative exchange rate differentials were higher than the interest in respect of the deposit. In 2006, the income in respect of the government deposit amounted to
NIS 84.2 million.

DEPOSITS FROM BANKS - The balance of these deposits as at December 31, 2007 amounted to NIS 481 million, compared with NIS 768 million as at December 31,
2006. The entire balance as of December 31, 2007 derived from the special line of credit which the Bank of Israel granted to the Bank. The balance at December
31, 2006 also included a deposit from a foreign bank, the balance of which at
December 31, 2006 amounted to NIS 7 million. This deposit was paid out during
2007. The utilized balance of the credit line declined during 2007 by an amount of NIS 280 million. The utilized balance of the credit line on December 31, 2007 is lower than the framework set for the Bank, both for December 31 and for the end of the Run-off Plan.

ACCOUNTING POLICY IN RESPECT OF CRITICAL ISSUES AND CRITICAL ACCOUNTING
ESTIMATES

Note 1 of the financial statements describes the principal accounting policies according to which the financial statements of the Bank are prepared. The implementation of these accounting principles by the Board of Directors and
Management when preparing the financial statements often requires the use of various assessments and estimates that affect the reported amounts of assets and liabilities (including contingent liabilities) and the financial results of the
Bank.

We would like to make it perfectly clear that actual results may be different than these estimates and assessments.

Accounting policy in respect of critical issues as set out below relates to issues which are of importance to the description of the financial condition of the Bank, which are difficult and subjective and which often require complex assessment, as a result of the need to make estimates of effects which for the most part are uncertain.

Some of the estimates and assessments used, involve a great extent of uncertainty or dependency on many variables. Such types of estimates and assessments may have a significant impact on the results of operations in the financial statements.

In each of the critical issues detailed below, Bank Management makes use of the best information it has in its possession. The board of directors and management of the Bank are of the opinion that the estimates and assessments applied in the preparation of the financial statements are fair.

The following issues were defined by the board of directors and management of the Bank to be critical issues / estimates from an accounting standpoint:

PROVISIONS FOR DOUBTFUL DEBTS - The specific provision for doubtful debts is made on the basis of the assessment of the Board of Directors and management regarding the inherent losses in the Bank's credit portfolio, including in respect of off-balance sheet items. The assessment of the Board of Directors and management takes into account, among other considerations, the risks involved in the financial strength of the debtors and in their repayment capabilities, on the basis of the information in their possession regarding their financial position and future cash flows, as well as in the condition and value of the collateral received.

The financial strength of the debtors and their repayment capabilities are contingent upon economic variables, part of which are not under the control of the Bank and/or the customers.

The Management and Board of Directors of the Bank use external appraisers and valuators in order to obtain an indication of the value of the collateral. For example, the assessment of the collateral that pertains to real estate is usually done by external appraisers who conduct appraisals for the Bank. The value that is used for the provisions required for doubtful debts is usually lower than the market value of the real estate, due to the constraints of quick realization and the tax that would apply (if at all) upon the realization of the real estate.

The amount that can be collected from the debtors is based, therefore, on estimates which, by their nature, are subjective. The dependency on these estimates cannot guarantee that the amount actually collected will be in accordance with the assessment.

The total balance of the monetary debt (excluding off-balance sheet items) of the debtors in respect of which there is a provision for doubtful debts amounted to NIS 252 million as of December 31, 2007 (NIS 362 million as of December 31,
2006).

                                     F - 23

The amount of the credit to the public in the financial statements is after deduction of the supplementary allowance and the general allowance for doubtful debts, the total balance of which as of December 31, 2007 is NIS 45.2 million
(December 31, 2006 - NIS 51.7 million). These allowances are in accordance with the instructions of the Bank of Israel.

Bank Management classifies problematic debts on the basis of the classifications and criteria set out in the Proper Banking Management Provisions. The
classification of debts is sometime subjective (such as the distinction between a debt that is temporarily in arrears versus one that is in arrears, and the classification of a debt under special supervision). Changes in such assessments may have a material impact on the financial statements.

Bank Management and the Board of Directors review the allowances for doubtful debts and the classifications of the customers on a quarterly basis and update them where necessary.

The supplementary allowance is based on risk criteria set out by the Bank of
Israel. As mentioned above, the Bank of Israel exempted the Bank from the need to make a supplementary allowance in respect of deviations from the restrictions regarding the debts of borrowers and groups of borrowers, in respect of deviations from the restrictions on the financing of the acquisition of means of control in corporations, and in respect of deviations from restrictions on concentration of debts. As a result, the supplementary allowance was made only in respect of certain deviations relating to the absence of up-to-date financial statements and in respect of credit balances of borrowers who are classified as problematic borrowers.

FAIR VALUE OF SECURITIES - All of the securities held by the Bank are classified as available for sale securities.

Marketable securities are presented in the financial statements at fair value.
The balance of marketable securities at market value as of December 31, 2007 was
NIS 34 million (on December 31, 2006 - NIS 33 million). This data does not necessarily reflect the price that will be obtained on the sale of a large number of the securities.

The fair value of non-marketable shares as of December 31, 2007 is NIS 12 million (December 31, 2006 - NIS 17 million). These shares are presented in the financial statements at adjusted cost, less write-downs in value based on management estimates. Write-downs in value are done on the basis of the financial statements of the companies. The actual realization of the investment in non-marketable shares may be different than the book value in the financial statements.

CONTINGENT LIABILITIES - There are a number of legal suits pending against the
Bank. Each of the suits is transferred to an external attorney for handling.
These attorneys provide the Bank with their assessments of the probability that the risk involved in the suit will be realized. In respect of suits, the probability of which the attorneys believe to be remote or possible, the Bank does not usually set up a provision in respect of the risk involved.

Regarding suits which the attending attorneys believe will not be rejected or cancelled, the Bank sets up an appropriate provision.

The opinions of the legal counsel of the Bank are received quarterly, and Bank
Management updates the provisions when necessary.

There is no certainty that the final results of the suits will be in accordance with the aforementioned assessments.

RISK MANAGEMENT

The activity of the Bank as a financial broker exposes the Bank to credit risks and financial risks. The major financial risks are market risks and liquidity risks. These risks are accompanied by operational risks and legal risks.

CREDIT RISKS

As mentioned above, in accordance with the policy adopted by the Bank as part of the Run-off Plan, the Bank no longer provides credit. The Bank is currently occupied with collecting the credit that was furnished in the past, and as part of this process, it enters into debt arrangements with customers.

The ability to collect credit is affected by factors that are external to the
Bank, such as the situation in the economy in general and with borrowers in particular, and with the policies of other banks in connection with the furnishing of credit to customers.

                                     F - 24

The balance of public credit as of December 31, 2007 amounted to NIS 5,521 million. This credit includes the credit to the Israel Electric Company Ltd., which was secured by a State guarantee. Neutralizing this credit, the balance of credit amounts to NIS 558 million. The fact that the Bank has refrained from granting credit for the past five years has reduced to a minimum the ability of the Bank to spread out its credit risks in accordance with accepted criteria for measuring credit risk. This is reflected in the following issues (in all of the issues, the measurement relates to credit after having neutralized credit in an amount of NIS 4,963 million, which is State-guaranteed):

     BREAKDOWN BY INDUSTRY - The Bank's credit to industry constitutes 47% of the total credit on the balance sheet, compared with 14% of the total credit to industry in the five large banking groups. The balance sheet credit to the various branches of trade in the Bank constitutes 2.6% of the total credit, compared with 8.9% of the credit to branches of trade in the regular banking institutions. Credit granted by the Bank to individuals amounts to a small percentage of 0.6%, compared with 31.9% at the large banking groups. The comparative figures of the five large banking groups are as of December 31, 2006.

     The above indicates that credit to industry at the Bank is significantly higher than the accepted norms in the banking system and that the level of spreading out credit over the various industries in the economy is lower than the accepted norm in the banking system. The area that particularly stands out is credit to individuals.

     SPREADING OUT CREDIT BY SIZE OF BORROWER - The total credit risk of the
     Bank as of December 31, 2007 amounts to NIS 722 million. The total credit risk in respect of the 15 largest borrowers amounts to NIS 413 million and constitutes 57% of the total credit risk.

     Based on the data as of the end of 2006, the weight of the 15 largest borrowers at the five largest banking groups in Israel constituted 2.7% of the total credit risk of these banking groups.

     The following data point to a larger degree of concentration of the large borrowers at the Bank than the accepted norm in the banking system.

     CREDIT TO PROBLEMATIC BORROWERS -The total balance sheet credit to borrowers whose debt is classified as problematic credit amounted to NIS
     309 million and constitutes 51.2% of the total balance sheet credit (before deduction of the general and supplementary allowances for doubtful debts), compared with 8.4% at the five largest banking groups (as of December
     2006). The balance of debt classified as non-income bearing amounted to NIS
     70 million and constitutes 11.6% of total balance sheet credit, compared with 1.9% at the five largest banking groups. The large percentage of the problematic debts at the Bank compared with the data mentioned above in respect of the five largest banking groups derives from, among other things, the fact that the Bank has been engaged for more than five years in the collection of credit and not in the granting of credit.

As mentioned above, the ability of the Bank to control the spreading out of the credit risks mentioned above is practically non-existent.

CREDIT CONTROL

According to the Proper Banking Management Provisions, a bank has to maintain a credit control unit as one of the means of intelligent management of its credit risks. Since from the second half of 2002, the Bank's activity has been focusing on the collection of its credit portfolio and it does not furnish new credit, the need for such a unit at the Bank has decreased.

In response to a request from the Bank, the Supervisor of Banks, in his letter dated November 26, 2003, exempted the Bank from compliance with the Proper
Banking Management Provisions relating to credit control.

                                     F - 25

FINANCIAL RISKS

The asset and liability management policy is designed to keep the risks of linkage bases and interest risks within the boundaries of exposure set by the
Board of Directors.

The implementation of this policy is discussed by a committee in which the GM and members of management participate. The committee usually meets weekly. In accordance with the approval of the Supervisor of Banks from November 26, 2003, this management committee acts as the Bank's financial risk manager.

In 1997, the Bank of Israel issued instructions regarding management and control of financial risks. The Bank acts in accordance with such instructions. For purposes of implementing the asset and liability management policy and the financial risk management policy, the Board of Directors set out a number of limits. In addition, it set out dates and formats for reporting and control regarding compliance with the limits it set. On a quarterly basis, a report on financial risk management is presented to the plenary session of the Board of
Directors and as part of the discussions held, an updated exposure document is presented. This document also addresses the exposure limits set and such limits are updated on the basis of the decisions taken.

The following is a breakdown of the major risks, the limits that were set, and the reporting dates and formats in connection with the level of the risks and the compliance with the limits:

BASE RISK - The exposure to base risk is measured as the difference between the assets and liabilities (including the impact of futures transactions) in each of the linkage bases.

The Bank, as does the overall banking system, acts in three major activity segments: the Index-linked segment, the foreign currency (and linked thereto)
segment, and the shekel unlinked segment. The exposure to a base risk relates to exposure to changes in inflation and to changes in the exchange rates of the various currencies.

In respect of each of the linkage segments listed above, the Bank sets out frameworks of maximum permissible surpluses and deficits. These restrictions are set taking into consideration the composition of the Bank's capital and the current activity of the Bank.

The limits sets by the Board of Directors of the Bank for each of the linkage segments are as follows (in NIS millions):

INDEX-LINKED SEGMENT* - A maximum surplus of NIS 500 million, and a maximum deficit of NIS 50 million.

UNLINKED SHEKEL SEGMENT - A maximum surplus of NIS 100 million, and a maximum deficit of NIS 550 million.

FOREIGN CURRENCY/FOREIGN CURRENCY LINKED SEGMENT - A maximum surplus of NIS 50 million, and a maximum deficit of NIS 25 million.

*    In the Index-linked segment, the permissible surplus/deficit is net of the equity of the Bank (including preference shares classified from an accounting standpoint as liabilities).

The report on the base exposure is included as part of the report on the operations of the Bank that is presented to the plenary of the Board of
Directors. In addition, the report is included as part of the management committee that meets, as mentioned above, on a weekly basis.

                                     F - 26

The following table presents the surplus of assets over liabilities (liabilities over assets) broken down by linkage segment. The data include off-balance sheet items. The data below are computed after neutralizing liabilities in respect of the Bank's preference shares which are classified from an accounting standpoint as liabilities, since the Bank's asset and liability management policy is to relate to the surplus of assets over liabilities that are unrelated to the equity of the Bank. The following data are in NIS millions:

                                                                   FOREIGN
                                                                   CURRENCY
                            UNLINKED           CPI-LINKED         DENOMINATED/      NON-MONETARY
                         SHEKEL SEGMENT        SEGMENT (*)          LINKED              ITEMS             TOTAL
                         --------------        -----------          ------              -----             -----

December 31, 2007            (350.6)               854.6               5.5              47.2              556.7
December 31, 2006            (456.0)               888.9              26.8              50.9              510.6

(*)  Including a perpetual deposit with the Treasury (December 31, 2007 in an amount of NIS 848.8 million, December 31, 2006 - NIS 825.8 million).

The data presented below indicate that in all of the linkage segments, the exposure is within the limits set by the Board of Directors of the Bank.

An examination conducted on the impact of an increase of 1% in the Consumer
Price Index indicates that the calculated addition to equity amounts to NIS 8.7 million. A decrease of 1% in the Index would result in a decrease in equity of the same amount.

The following table presents the sensitivity of the impact of changes in the exchange rate of the dollar as of December 31, 2007 (in NIS millions) on the results of operations of the Bank:

Percentage change in dollar rate                        (5)%               (10)%                5%               10%
--------------------------------------------------------------------------------------------------------------------
Impact on the results of operations                   (0.4)               (0.8)               0.4               0.8

The exposure of the Bank to other currencies is small and, therefore, the impact on the results of operations of the Bank is marginal.

The abovementioned data are net of the liabilities in respect of the Bank's preference shares. In addition, the data presented below are calculated without the impact of such changes on other variables (such as interest rates).

INTEREST RISK - The interest rate risk derives from the impact of future changes in interest rates on the present value of the Bank's assets and liabilities.
Such changes may cause erosion of the Bank's income and equity.

In order to reduce the risk deriving from possible changes in interest rates, the Bank implements a policy of matching, to the extent possible, between the dates of change of interest on the assets to the dates of change of interest on liabilities.

The exposure to interest risk is measured by the gap of the average lifespan in each linkage segment.

The following table presents the major data pertaining to the average lifespan in the various linkage segments (in years):

                                                                                                    FOREIGN CURRENCY AND
                                  UNLINKED SHEKEL SEGMENT          INDEX-LINKED SEGMENT                 LINKED THERETO
                              ------------------------------- ------------------------------- -------------------------------
                                 12/31/07        12/31/06        12/31/07        12/31/06        12/31/07        12/31/06
----------------------------- --------------- --------------- --------------- --------------- --------------- ---------------
Total assets                       0.08            0.20            4.13            3.73            6.28            6.52
----------------------------- --------------- --------------- --------------- --------------- --------------- ---------------
Total liabilities                  0.09            0.09            2.97            3.20            6.34            6.64
----------------------------- --------------- --------------- --------------- --------------- --------------- ---------------
Discrepancy in years              (0.01)           0.11            1.16            0.53           (0.06)          (0.12)
----------------------------- --------------- --------------- --------------- --------------- --------------- ---------------

The major interest risk exists mainly in the Index-linked segment, since most of the assets and liabilities in this segment are long-term and at fixed interest.
The average lifespan of the assets in this segment as of December 31, 2007 is
4.13 years versus an average lifespan of the liabilities of this segment of 2.97 years. The gap in the average lifespan, therefore, is 14 months. A longer average lifespan of assets generates an exposure to the risk of an increase in interest rates in this segment. This exposure to interest risk is within the framework set by the Board of Directors of the Bank.

                                     F - 27

In the unlinked shekel segment, the average lifespan gap is smaller and derives from the fact that the average lifespan of both assets and liabilities is short, since most of the assets and liabilities have variable rates of interest.

In the foreign currency segment, the average lifespan is affected by the large volume of credit, which is characterized by low risk and which has a fixed rate of interest. The average lifespan of the liabilities of this segment is 0.06 years longer than the average lifespan of the assets of the segment.

As part of the limits on the rate of exposure to changes in interest rates, the
Board of Directors of the Bank set limits to the maximum calculated impairment to the equity of the Bank in the event of a change in interest rate of 1%, versus the accepted interest rates as of the date of the report. The following are the limits set for the maximum possible decrease in the calculated value of the Bank's equity, as established by the Board of Directors:

UNLINKED SEGMENT - a maximum decrease of NIS 4 million.

INDEX-LINKED SEGMENT - a maximum decrease of NIS 14 million.

FOREIGN CURRENCY/FOREIGN CURRENCY-LINKED SEGMENT - a maximum decrease of NIS 3 million.

The frequency of reporting on compliance with the limits in connection with exposure to changes in interest rates was, until 2004, on a quarterly basis, As a result of the decrease in the volume of the Bank's activity, the frequency of such reports was changed to twice a year (semi-annual reports).

The following table presents the central data in connection with the sensitivity of the capital of the Bank (in NIS millions) to changes of 1% in the interest curve (the theoretical change in the economic value as a result of the scenario):

LINKAGE SEGMENT                                   INCREASE ON INTEREST BY 1%               DECREASE OF INTEREST BY 1%
------------------------------------------- ---------------------------------------- ----------------------------------------
Index-linked                                                 10.2                                      8.7
------------------------------------------- ---------------------------------------- ----------------------------------------
Foreign currency / linked thereto                             1.2                                     (1.3)
------------------------------------------- ---------------------------------------- ----------------------------------------

In the unlinked segment, the impact of a change in interest of 1% is marginal and therefore, not included in the table.

The above calculation is based on accepted calculations for the measurement of the average lifespan of assets, i.e., discounting the future cash flows, including interest to accrue until the earlier of maturity, or the date of a change in the interest rate. The calculation of the change in the value of these assets and liabilities is only in respect of a change in the interest rate, without the impact of a change in interest on other factors (such as the rate of forecasted inflation, etc.).

It is worth noting that such a calculation measures only the impact of a change in interest and is not connected with credit risks.

DERIVATIVE FINANCIAL INSTRUMENTS - As part of the asset and liability management policy, the Bank conducts transactions in derivative financial instruments.

As a result of the events that occurred in the second half of 2002, the Bank's activity in derivative financial instruments was reduced to a minimum and, at present, it is designed solely for the closure of the Bank's position exposure, through the use of forward transactions, Swap transactions and the purchase of foreign currency options.

LIQUIDITY RISK - During 2003, the Bank of Israel issued provisions pertaining to liquidity management. In view of the arrangement of the line of credit, the
Supervisor of Banks, in his letter dated November 26, 2003, stipulated that the
Bank is not required to implement part of those provisions.

                                     F - 28

OPERATIONAL  RISKS - The Bank takes  various steps to reduce the  operational  risks to which the Bank may be exposed:

-    The Bank appointed an operations risk manager and an operations risk controller.

-    The Bank operates a computerized control system to identify operational risks in the Bank's operating system.

-    The Bank conducts, through outside professional parties, periodic assessments to assess operational risk - including the risks of fraud and embezzlement to which it is exposed, and the adequacy of the preventative and compensatory controls designed to reduce such risks. As part of these assessments, recommendations are made, when necessary for improvement and/or expansion of existing controls and/or the institution of new controls.

-    The Bank has a process of management and monitoring of the implementation of the recommendations of the aforementioned risk assessments.

In accordance with the provisions of the Bank of Israel regarding fraud and embezzlement risks, a team was set up, headed by the GM, with the participation of members of management, the internal auditor, the operations risk controller and the parties responsible for computers in the Bank. The team periodically discusses the fraud and embezzlement risks that were included in the operational risk assessment and the controls needed to minimize such risks.

CAPITAL ADEQUACY

On December 31, 2007, the Bank's ratio of capital to risk assets was 15.4%, higher than the 9% minimum rate stipulated in Proper Banking Procedures and compared with 1.3% as of December 31, 2006, a rate that was lower than the minimum stipulated in the Proper Banking Procedures.

The shareholders' equity of the Bank as of December 31, 2007 amounted to NIS 110 million. The Bank's preference shares, in an amount of NIS 447 million, are not included in the Bank's shareholders' equity. The equity amount of the preference shares, plus the general allowance for doubtful doubts, constitutes the second-tier capital of the Bank. In view of the restriction whereby in calculating the minimum capital ratio, second-tier capital that exceeds first-tier capital is not taken into consideration, most of the Bank's second-tier capital is unutilized for purposes of this calculation (as of
December 31, 2007, second-tier capital of NIS 385 million is unutilized).

In the opinion of the Bank's Board of Directors, in the Bank's present circumstances, the requirement to maintain a minimum capital ratio is irrelevant to its operations.

DISCLOSURE REGARDING THE BANK'S INTERNAL AUDITOR

Mr. Yitzhak David, CPA (Isr.) has been the Bank's internal auditor since
November 1, 2002. Mr. Yitzhak David is a Certified Internal Auditor (CIA), a
certified public accountant since 1982 and has a BA in economics and accounting from the Tel Aviv University.

The internal auditor and the external auditing services he uses comply with the conditions set out in the Companies Law - 1989, the Internal Auditing Law - 1992
and the Banking Rules (Internal Auditing) - 1993 regarding their independence and the dedication of their activities in the Bank.

The internal auditor is an employee of the Bank and is administratively subordinate to the Chairman of the Board. The appointment of the internal auditor was approved by the plenary of the Board of Directors on October 30,
2002 upon the recommendation of the Audit Committee given on October 1, 2002.
The appointment was extended a number of times and in May 2006, it was extended with the approval of the Supervisor of Banks until the end of the Run-off Plan,
i.e., July 31, 2008.

A summary of the reasons for approving his appointment - the professional qualifications of the candidate, his extensive experience in the field of auditing, including his many years of work in the CPA firm of Somekh Chaikin, and his last position as the assistant to the Bank's internal auditor.

                                     F - 29

The internal audit work plan under the special circumstances of the Bank is an annual plan, taking into consideration the requirements of the Supervisor of
Banks and in accordance with professional standards, as is based mainly on:

-    Mapping risk areas in the various activities of the Bank and assessing the level of risk of such activities (including exposure to embezzlement and fraud), on the basis of, inter alia, the risk reviews prepared by the Bank.

-    The Bank's work-plan.

-    The organizational structure of the Bank and the definition of roles in the various departments and units of the Bank, as provided in the Bank's procedures.

-    Findings of external auditing parties including - the Supervisor of Banks, the independent auditors and the State Controller.

-    The necessary frequency, as determined by the internal auditor, for auditing each audit area/issue, also taking into account the Bank's present special situation.

-    Additional auditing tasks requested by the Chairman of the Board, the
     Chairman of the Audit Committee and the GM.

The parties involved in determining the work plan for the internal audit of the
Bank are: the internal auditor in consultation with the GM, Chairman of the
Board and the chairman of the Audit Committee.

The Bank's internal audit work plan is presented to the Board's Audit Committee for discussion and is approved by the Committee and by the Chairman of the
Board. It is also reported to the plenary Board of Directors.

The work plan leaves the internal auditor with the discretion to vary from the plan when necessary, in consultation with the Chairman of the Board and the chairman of the Audit Committee.

The Bank has a wholly-owned (100%) subsidiary whose activity is immaterial to the activity of the Bank. The internal audit work-plan refers to this company on the basis of the criteria described above.

The internal auditor is employed in a full time position. In the reported period no employees were subordinated to him. The internal auditor uses the services of external auditing parties, who specialize in specific relevant areas such as:
information systems auditing and auditing in banking areas. The external auditing parties perform the internal audit of the Bank according to the instructions of the internal auditor and under his supervision. In the reported period their work amounted to an average annual scope of 0.3 full-time positions
(in 2006 - an average of 0.4 full-time positions).

The accepted professional standards and guidelines on the basis of which the internal auditor performs the audit are as follows:

-    Professional guidelines of the Supervisor of Banks in Proper Banking
     Procedure Provisions and provisions of the law including the Internal Audit
     Law - 1992.

-    Internal auditing ethics code and professional principles.

-    Professional internal auditing standards.

-    Professional guidelines of the Institute of Internal Auditors in Israel.

-    The guidelines of the Audit Committee.

The detailed reports submitted by the internal auditor during the year to the
Audit Committee and the Board of Directors and the discussions held regarding the reports satisfy the Board of Directors and the Audit Committee that the internal auditor did indeed fulfill all of the requirements set down by the aforementioned professional standards and guidelines.

The internal auditor and anyone acting on his behalf have the authority to request and receive from all the Bank's employees and associated parties any information, including computerized information, documents and any explanations that they consider to be necessary in order to perform their duty. Furthermore, the internal auditor and anyone acting on his behalf have free access to any asset of the Bank in order to examine it, including continuous and direct access to the Bank's information systems including financial data, as required in
Section 9 of the Internal Audit Law - 1992.

                                     F - 30

During the reported period the internal auditor submitted the following written reports to the Chairman of the Board, the General Manager and the Chairman of
the Audit Committee:

-    Current audit reports, which include audit findings, conclusions and recommendations.

-    Periodic reports - quarterly reports which include a general review, reports regarding execution of the work-plan during the quarter compared to the original plan, and a list of all the audit documents that were issued during the quarter.

-    An annual report which includes a summary of the audit activity during the reported year, reports on the principal findings and the recommendations in the various current reports that were issued (material findings), conclusions of the auditor from following up on the correction of deficiencies in the previous audit reports, recommendations that were not accepted by Management and recommendations the implementation of which are taking more time than reasonable. The report also includes the internal auditor procedure - definition of the internal auditor's responsibilities, authorities and manner of operation.

The current audit reports (together with minutes of the discussions held in respect thereof with the General Manager and other relevant parties in the Bank, which include decisions that were made and time schedules for their implementation), the quarterly reports and the annual report are discussed in the Audit Committee and after the discussion are submitted in a full or condensed form (together with the minutes of discussions of the Audit Committee)
to the plenary Board of Directors.

During 2007, the internal auditor submitted 4 quarterly reports that were submitted on the following dates: March 20, 2007, May 22, 2007, August 22, 2007 and November 22, 2007. The reports were discussed on the following dates: March
26, 2007, May 30, 2007, August 28, 2007 and December 31, 2007, as well as an annual report that was submitted on November 28, 2007 and discussed on December
31, 2007.

The Bank's Board of Directors and the Audit Committee are of the opinion that the scope of the internal auditor's work-plan, and the nature and continuity of his work during the reported period are reasonable taking into consideration the present special situation of the Bank which is in a Run-Off process, and that they are sufficient for fulfilling the objectives of the internal audit in the
Bank.

The payments of the Bank in respect of the employment of the internal auditor includes commitments for payments, including terms of retirement in 2007 as follows:

                                                                                     NIS'000

Salary                                                                                 331
Severance, provident, pension, National Insurance, education fund and vacation          64
                                                                                       ---
Total salary and fringe benefits, not including payroll tax                            395
                                                                                       ===

The salary of the internal auditor and any raises are set by the plenary of the
Board of Directors on the basis of the recommendation of the Audit Committee.
The Board of Directors believes that this method of determining the remuneration of the internal auditor will not have an impact on his professional discretion.

RESPONSIBILITY OF THE MANAGEMENT FOR THE INTERNAL CONTROL OVER FINANCIAL REPORTING

The financial statements include certifications of the Bank's General Manager and Comptroller regarding the effectiveness of the controls and procedures relating to the disclosure in the financial statements and regarding changes in the internal control over financial reporting.

The aforementioned certifications are in accordance with the directives published by the Bank of Israel, which came into effect for the first time in the financial statements for June 30, 2005. The directives published by the Bank of Israel are in accordance with the provisions of Section 302 of the Sarbanes
Oxley Law.

With the assistance of external consultants, the Bank established controls and procedures relating to the disclosure, and it maintains a system of internal control relating to the disclosure among the various managers of the Bank, in such a way as to enable compliance with the guideline of this provision.

                                     F - 31

Management of the Bank together with the General Manager and Comptroller evaluated, as at the end of the period included in this report, the effectiveness of the controls and procedures relating to the Bank's disclosure.
On the basis of this evaluation, the Bank's General Manager and Comptroller concluded that as at the end of this period, the controls and procedures relating to the Bank's disclosure are effective in order to record, process, summarize and report the information the Bank is required to disclose in the annual report in accordance with the reporting to the public directives of the
Supervisor of Banks and at the date specified in these directives.

During the course of the year ended December 31, 2007, there was no change in the Bank's internal control over financial reporting which has had or is likely to have a significant effect on the Bank's internal control over financial reporting.

REPORTING REQUIREMENTS IN THE U.S.A.

Since the Bank had in the past issued securities to shareholders in the U.S.A., the Bank is required under American law to submit an annual report to the United
State Securities and Exchange Commission (hereinafter - SEC). As part of the annual report, submitted on a form known as 20F, the Bank has to fulfill various reporting and disclosure requirements that are not applicable in Israel, including a reconciliation of its financial statements to the accepted accounting principles in the United States (U.S. GAAP.). This reconciliation is made by providing a qualitative note on the differences between Israeli GAAP and
U.S. GAAP and by providing a quantitative note, which presents the results of the reporting entity's financial statements as if they had been prepared according to U.S. GAAP.

SECTION 404 OF THE SARBANES OXLEY ACT

Since, as mentioned above, the Bank has issued its securities to shareholders in the U.S.A., it is subject to the provisions of the Sarbanes Oxley Act. Pursuant to Section 404 of the Sarbanes Oxley Act, the management of the reporting entity is required to declare, among other things, its responsibility for fulfilling and maintaining proper internal controls and proper procedures with respect to financial reporting, and to provide its evaluation on the effectiveness of such controls and procedures. The United States Securities and Exchange Commission
(SEC) announced that it is postponing the application of Section 404 with respect to companies that are not defined as an "Accelerated Filer", including a foreign issuer that does not meet this definition, so that they will be required to implement the Section only from the fiscal year ending on or after July 15,
2007. In the opinion of the Bank's legal advisors and on the basis of the Bank's valuation of its shares, the Bank does not meet the aforementioned definition of an "Accelerated Filer". As a result of this, the Bank will be required to implement Section 404 of the Sarbanes Oxley Act only from the financial statements for 2007 that it submits in the U.S.A. On August 9, 2006, the SEC issued a leniency whereby the above requirement under Section 404 for the filing of an external auditor's report on the effectiveness of internal controls pertaining to financial reporting will apply only from the fiscal year ended
December 15, 2008. The implementation of Section 404 of the Sarbanes Oxley Act requires appropriate preparations and the investment of significant time and management resources. The Bank has been taking steps for the implementation of
Section 404 regarding the annual report to be filed in the U.S. in respect of
2007.

In accordance with a directive that was published by the Supervisor of Banks on
December 5, 2005, requirements similar to those included in Section 404 of the
Sarbanes Oxley Act will be imposed on the banks in Israel. In accordance with this directive, the provisions will apply as from the annual financial statements for the year ended December 31, 2008. In accordance with the letter of the Supervisor of Banks dated March 18, 2007, the Bank is entitled not to implement this directive in its reports filed in Israel.

                                     F - 32

PROCESS OF APPROVING THE FINANCIAL STATEMENTS

The Board of Directors of the Bank is the body that is charged with entity-wide control of the Bank. In filling this role, the Board of Directors of the Bank utilizes the services of its committees. The committees that assist the Board in the area of control are the Audit Committee and the Balance Sheet Committee. The
committee that discusses the draft of the financial statements before they are presented to the board for approval is the Balance Sheet Committee which is comprised of six directors, including the Chairman of the Board. Four of the members of the Balance Sheet Committee are directors having accounting and financial expertise. As part of the financial statement approval process, two meetings of the Balance Sheet Committee are held. At the first meeting, deliberations are held concerning the problematic debts and the allowances for doubtful debts. A few days prior to the meeting, the members of the Committee receive reviews of the problematic debtors on the basis of the stipulated criteria. At the meeting, a discussion is held regarding the fairness of the allowances for doubtful debts and answers are provided to the questions raised by the Directors. At the meeting, the external auditor is also present. At the second meeting of the Balance Sheet Committee, a discussion is held regarding the financial statements. A number of days before this meeting, the members are furnished with a draft of the financial statements, as well as additional accompanying material. Concurrently, a draft of the financial statements is sent to the Disclosure Committee which is comprised of members of the management of the Bank and a number of additional senior executives. As part of the meeting of the Disclosure Committee, the members of the Committee hold discussions and offer their comments regarding the fairness of the disclosure in connection with the major issues relating to the activity of the Bank and to the results of its operations, as reflected in the draft financial statements. During the course of the meeting of the Balance Sheet Committee, which is held after the meeting of
tDe disclosure committee, the results of operations of the Bank for the past year are reviewed, as well as the major changes in the composition of the Bank's assets and liabilities. In addition, a report is presented on the changes that took place in the financial statements when compared to those of previous periods, on changes in accounting presentation (if any occurred) and on the major comments of the members of the Disclosure Committee.

During the meeting answers are provided for the questions raised by the
Directors. The meeting is attended by the external auditors of the Bank who review the changes in accounting that occurred during the past year and the policies that were implemented during the performance of the audit of the financial statements. The auditor is at the disposal of the members of the
Committee to answer any question and, where necessary, provides his opinion on accounting issues in connection with the financial statements.

The Bank's financial statements are brought before the plenary of the Board of
Directors for approval. A draft of the financial statements is presented to the members of the Board a few days before the meeting. A review is presented and discussions are held in a manner similar to the one described above regarding the second meeting of the Balance Sheet Committee.

The meeting is attended by the external auditor of the Bank who also reviews the major findings of the audit as part of a detailed annual report.

After deliberation, a vote is taken on the basis of which the financial statements are approved.

DIRECTORS HAVING ACCOUNTING AND FINANCIAL SKILLS/EXPERTISE

The Bank of Israel has instructed the banks to implement (with the changes and adjustments specified by the Bank of Israel) a directive that had been issued by the Securities Authority in 2003 regarding the report relating to directors having accounting and financial skills, as well as the clarifications that were issued to this directive. According to the directive of the Securities Authority and the instructions of the Bank of Israel, the Bank has to determine the minimum number of directors having accounting and financial skills that should serve on the Bank's Board of Directors, the Audit Committee and the Balance
Sheet Committee, with "a director having accounting and financial skills" being a director that does not hold any other position in the company and due to his education, experience or qualifications, has high skills and understanding in business, accounting, internal control and financial statement matters, in a way that enables him to have an in-depth understanding of the financial statements of the company and to raise on the agenda of the Board of Directors issues and questions relating to the financial reporting of the company, with the objective of approving and publishing fair financial statements.

During 2005 Amendment No. 3 to the Companies Law - 1999 was passed, by which, inter alia, a public company will have at least one external director who has accounting and financial expertise and additional directors having accounting and financial expertise in the number determined by the board of directors. The definition of "accounting and financial expertise" was included in regulations that were published at the end of 2005 [Companies Regulations (Conditions and
Criteria for a Director having Accounting and Financial Expertise and a Director having Professional Ability) - 2005] and it is essentially the same as the definition of "accounting and financial skills" (other than its not including a threshold condition of not holding an additional position in the company).

                                     F - 33

The Bank implements both the directive of the Securities Authority regarding directors having accounting and financial skills as instructed by the Bank of
Israel and the provisions of the Companies Law - 1999 and aforementioned amendments with respect to directors having accounting and financial expertise.
The Bank's Board of Directors has decided that the appropriate minimum number of directors having accounting and financial skills/expertise that should serve on the Bank's Board of Directors is two, being of the opinion that in light of the significant decrease in the volume of activities of the Bank, the reduction in the lines of operation in which it is engaged and the focusing on the collection of loans, this number is adequate in order to enable the Board to fulfill the duties it has to perform in accordance with the law and the Bank's Articles of
Association, and in particular in relation to the examination of the financial position of the Bank and the preparation and approval of its financial statements

The Bank's Board of Directors also decided that the appropriate minimum number of these directors on the Audit Committee and the Balance Sheet Committee is
one. As at the date of approval of these financial statements (February 26,
2008), the Bank has eight directors with accounting and financial skills/expertise on its Board of Directors. It has three such directors on the
Audit Committee and four such directors on the Balance Sheet Committee. The
Directors having accounting and financial skills/expertise and the facts that support them as such are as follows:

DR. RAANAN COHEN: Chairman of the Board of Directors of the Bank from August 15,
2002. He is also the Chairman of the Balance Sheet Committee. He has taken academic courses in risk management, investments in securities and in financial instruments, directors' training and company recovery laws. Dr. Raanan Cohen also serves as a director of Trans Clal Trade Ltd. (member of the Balance Sheet
Committee), Zerah Oil and Gas Exploration Ltd., and New Koppel Insurance Company
Ltd.

A. OLSHANSKY: Bachelor of Economics of the Hebrew University. Served in the past in various positions in Bank Hapoalim, including VP, Deputy CEO and joint CEO.
Served as CEO of Gmul Investment Company Ltd. (central management company of pension funds). Served as Chairman of the Board of Clal (Israel) Ltd. that operated companies in the insurance, industry, commerce and construction fields.
Served as a director in various companies, including: external director in Teva
Pharmaceutical Industries Ltd., Gemel Investment Company Ltd., Polgat Ltd.,
Ytong Industries Ltd., and Azorim Properties Ltd. He currently serves as a director in Camel Grinding Wheels Sarid Ltd, and Asif Provident Fund Management
Company Ltd. and Kibbutz Zora. In the past, he served as a member of the balance sheet committee of the Hebrew University. Engages in financial and economic consulting.

Y. EIZNER: Member of the Audit Committee. Bachelor of Economics and Statistics,
studied business administration at the Hebrew University. In the past served for several years as CEO of Bank Jerusalem Ltd. and as a director of the bank and its subsidiaries, and prior to that as Deputy CEO of that bank. He currently serves as a director in Binyamina Fields Company Ltd. He serves as the chairman of the investment committee of the teachers education funds.

S. ESHBOL: Member of the Audit Committee and the Balance Sheet Committee.
Bachelor of Accounting with minor in financing from the Michlalah Leminhal. An academic degree in law from the Herzliya Interdisciplinary Center. CPA and lawyer. In the past engaged in accounting and for several years has been practicing law. As part of her legal practice she is engaged in the commercial and financial fields. Served as director of Zim and in the Zichron Yaacov
Economic Development Company. She currently serves as a director of the Israel
Electric Company Ltd.

M. GAVISH: Member of the Balance Sheet Committee. Bachelor of Economics and Law
and Master of Business Administration from the Hebrew University. Served as
Commissioner of the Income Tax and Property Tax Authority and as CEO of
Mercantile Discount Bank. Served in the past and currently serves as chairman of the finance committees of various entities. Served and currently serves as director of companies and acts as CEO of companies and as a consultant. Served as a director in the Israel Electric Company Ltd. and serves today as the
Chairman of the Israel Broadcasting Authority.

B. DAGAN: Member of the Balance Sheet Committee. Bachelor of Economics,
Political Science and Public Administration of the Hebrew University and courses in business administration. Served as a counselor for small businesses, manager of a division in the Ministry of Trade and Industry and manager of the imports and exports financing department of the Ministry of Finance. Served as a director of Jerusalem Capital Markets and Delek Car Systems. Currently serves as a director of Gadot Chemical Industries Ltd.

                                     F - 34

A. HILDESHEIMER: Member of the Audit Committee. Bachelor of Economics and
Political Science, and Master of Business Administration from the Hebrew
University. In the past, he filled a number of positions at Bank Mizrahi, including assistant to the CEO and Deputy CEO. Served as the CEO of Finance and
Trade Bank Ltd. Served as a director in various companies, including senior
Financial Vice President and CFO of an Irish company, Inflight Financial
Services Ltd. Ireland. Engages in economic and financial consulting.

R. ARMON: Bachelor of Social Science, studied business administration at the
Hebrew University. Studied law at the Frahon University of Bucharest. Honorary
chairman of the Romanian - Israel Chamber of Commerce. Served in the past as
Deputy CEO of Bank Hapoalim and in charge of credits in that bank, served as
Deputy CEO and Chairman of the Board of Gmul Investment Company Ltd. (central management company of pension funds). Served as director of Clal Israel Ltd.,
Clal Industries Ltd., and Amot. Currently serves as a director of Elchana Ltd.
Has been serving a director of the Bank since 1967 (not continuously), including as Chairman of the Loan Committee of the Board.

                                     F - 35

ORGANIZATIONAL STRUCTURE AND MANPOWER

The activity of the Bank is conducted through a number of departments that report directly to the GM of the Bank:

-    A business department that deals with collecting credit provided to the customers of the Bank.

-    An accounting department responsible for, among other things, the financial reporting of the Bank.

-    An operations department that is responsible for manpower, organization, administration, operating banking services, information technologies of the computer services provided by outsourcing and conducting feasibility surveys for government ministries.

-    The legal counsel and legal department.

The number of full-time employees employed by the Bank as at December 31, 2007 was 43, compared with 50 on December 31, 2006 and 156 employees on December 31,
2002. The number of employees of the Bank as of December 31, 2007 is 28% of the number employed on December 31, 2002. The decline in the number of employees increases the dependency of the Bank on the remaining manpower.

REMUNERATION OF THE AUDITORS (IN NIS THOUSANDS)

                                       2007         2006 (1)
                                       -----         -----

For audit services (2)                   548           690
For audit related services (3)           538           520
                                       -----         -----

Total auditors' fees                   1,086         1,210
                                       =====         =====

(1)  The payment in 2006 is to the joint auditors.

(2)  Includes the audit of the financial statements, review of interim financial statements and audit of tax reports.

(3)  Audit services of the financial statements that were included in the report to the SEC in the U.S.A. These payments were paid to Somekh Chaikin which conducted the audit up to and including 2006.

                                     F - 36

SALARY AND BENEFITS OF SENIOR EXECUTIVES FOR THE YEAR ENDED DECEMBER 31, 2007
Reported amounts (in NIS thousands)

                                                                                                                   LOANS GRANTED AT PREFERENTIAL TERMS (2)
                                                                                                               ---------------------------------------------
                                                       SEVERANCE PAY,       SUPPLEMENTARY          TOTAL
                                                       PROVIDENT FUND,       AMOUNTS WITH         SALARIES
                                                     PENSION, NATIONAL     RESPECT TO SALARY     AND RELATED                                                    LOANS
                                                          INSURANCE,       RELATED BENEFITS     BENEFITS NOT     BALANCE       AVERAGE         BENEFIT         GRANTED
                                                      FURTHER EDUCATION     RESULTING FROM       INCLUDING        AS AT          TERM          GRANTED          UNDER
                                                        ALLOWANCE AND      CHANGES IN SALARY      PAYROLL        DECEMBER       (YEARS)      DURING THE        REGULAR         OTHER
NAME                                       SALARY      VACATION PAY (1)     DURING THE YEAR          TAX         31, 2007     TO MATURITY        YEAR           TERMS         BENEFITS
--------------------------------------- ----------- ---------------------- ------------------- --------------- ------------- --------------- --------------- ------------ ---------------

Cohen Raanan                                   614                    444                   -           1,058             -               -               -            -              57
Galili Uri                                     728                    559                   -           1,287             -               -               -            -              37
Savir Arieh                                    619                    452                   -           1,071             -               -               -            -              27
Dekel Nathan                                   612                    198                   -             810            15             0.5             1.0           15              24
Shmaya Rimon                                   604                    216                   -             820             2             0.6             0.4            2              26

SALARY AND BENEFITS OF SENIOR EXECUTIVES FOR THE YEAR ENDED DECEMBER 31, 2006
Reported amounts (in NIS thousands)

                                                                                                                   LOANS GRANTED AT PREFERENTIAL TERMS (2)
                                                                                                               ---------------------------------------------
                                                       SEVERANCE PAY,       SUPPLEMENTARY          TOTAL
                                                       PROVIDENT FUND,       AMOUNTS WITH         SALARIES
                                                     PENSION, NATIONAL     RESPECT TO SALARY     AND RELATED                                                    LOANS
                                                          INSURANCE,       RELATED BENEFITS     BENEFITS NOT     BALANCE       AVERAGE         BENEFIT         GRANTED
                                                      FURTHER EDUCATION     RESULTING FROM       INCLUDING        AS AT          TERM          GRANTED          UNDER
                                                        ALLOWANCE AND      CHANGES IN SALARY      PAYROLL        DECEMBER       (YEARS)      DURING THE        REGULAR         OTHER
NAME                                       SALARY      VACATION PAY (1)     DURING THE YEAR          TAX         31, 2006     TO MATURITY        YEAR           TERMS         BENEFITS
--------------------------------------- ----------- ---------------------- ------------------- --------------- ------------- --------------- --------------- ------------ ---------------

Cohen Raanan                                   602                    177                   -             779             -               -               -            -              47
Galili Uri                                     714                    249                   -             963             -               -               -            -              35
Savir Arieh                                    608                    140                   -             748             -               -               -            -              27
Dekel Nathan                                   596                    231                   -             827            28             1.0             1.8           28              25
Shmaya Rimon                                   590                    165                   -             755            16             0.6             1.0           16              27

(1)  Including provisions/payments of long service bonus and provisions for unutilized sick leave and vacation benefits.

(2)  The loans are linked to the CPI and are non-interest bearing.

                                     F - 37

MEMBERS OF MANAGEMENT OF THE BANK

FOLLOWING ARE THE MEMBERS OF MANAGEMENT AND THEIR DUTIES:

GALILI URI                 GM

SAVIR ARIEH                Deputy GM, Credit Supervisor

DEKEL NATHAN               Operations Manager

SHMAYA RIMON               Comptroller

-------------------------------------------------------------------------------

WARZAGER MICHAEL           Legal Counsel

DAVID YITZHAK              Internal Auditor

ATLAS NATAN                General Secretary

KESSELMAN & KESSELMAN      Auditors

                                     F - 38

THE BOARD OF DIRECTORS OF THE BANK
Below is a list of members of the Board of Directors, their main occupations and positions in other companies:

DR. COHEN RAANAN      Education - University.
RAMAT GAN             Chairman of the Board of Directors of the Bank.
                      Director: Trans Clal Trade Ltd., Zerah Oil and Gas Exploration Ltd.,
                      New Koppel Insurance Company Ltd.

OLSHANSKY AVI         Education - University. Economic and financial consultant,
TEL-AVIV              project promotion and development.
                      Director of A. Olshenski Consultancy Ltd., Zora Active Systems Ltd.
                      Chairman of the following companies:  Camel Grinding Wheels Sarid Ltd., Asif Provident
                      Funds Management Company Ltd., Plasgad Plastic Products Agsh Ltd., Kibbutz Zora

AIZNER YACOB          Education - University. Real estate development.
JERUSALEM             Director of Sadot Binyamina Ltd., Yacob Eisner Ltd.
                      Chairman of the audit committee of the teachers education funds

ESHBOL SHULAMIT       Attorney and CPA.
ZICHRON YAAKOV        Director, Israel Electric Company Ltd.

BEINISCH YEHESKEL     Attorney.
JERUSALEM

GAVISH MOSHE          Attorney
TEL-AVIV              Director of the following companies: Afikim Hashkaot G.G. (2000) Ltd.,
                      Innoventions, Allium Ltd., Medipower Ltd.
                      Chairman of the Israel Broadcasting Authority

GREEN EHUD            Attorney
JERUSALEM             Outside director

DAGAN BEN-ZION        Education - Academic
JERUSALEM             Director - Gadot Chemical Industries Ltd.

HILDESHEIMER AARON    Education - Academic
RAMAT GAN             Outside director
                      CEO - Admon Trusts and Investments Ltd.
                      Director - Pardes Industries Ltd., L.F.S. (Israel) Ltd., Inflight
                      Financial Services Ltd. Ireland.

ARMONN RICHARD        Education - University.
TEL-AVIV              Chairman of the Israel-Romania Chamber of Commerce and Industry.
                      Director: Elhana Ltd. and various companies associated with Romania.

During 2007, there were eleven plenary sessions of the Board of Directors and 21 meetings of its committees. The committees are the Audit Committee, the Credit
Committee, the Administration Committee, and the Balance Sheet Committee.

The Board of Directors wishes to thank the Bank's management and employees for achieving objectives and for their contribution to the Bank's accomplishments in successfully implementing the Run-Off plan.

DR. RAANAN COHEN                                 URI GALILI
Chairman of the Board                            General Manager

Tel-Aviv, February 26, 2008

                                     F - 39

MANAGEMENT REVIEW OF THE FINANCIAL POSITION OF THE BANK AND THE RESULTS OF ITS
OPERATIONS

The following tables present multi-period information pertaining to the development of the financial position of the Bank and the results of its operations:

Table of contents

Exhibit A     BALANCE SHEETS - MULTI-PERIOD DATA AS AT THE END OF THE YEARS 2003 - 2007         41
Exhibit B     STATEMENTS OF INCOME - MULTI-PERIOD DATA FOR THE YEARS 2003 - 2007                42
Exhibit C     RATES OF INCOME AND EXPENSES                                                      43
Exhibit D     ANALYSIS OF EXPOSURE TO FLUCTUATIONS IN INTEREST RATES                            46
Exhibit E     OVERALL RISK OF CREDIT TO THE PUBLIC BY ECONOMIC SECTOR                           47
Exhibit F     CONDENSED QUARTERLY BALANCE SHEETS FOR 2006 AND 2007                              48
Exhibit G     CONDENSED QUARTERLY STATEMENTS OF INCOME FOR 2006 AND 2007                        49

                                     F - 40

Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                                       EXHIBIT A

BALANCE SHEETS - MULTI-PERIOD DATA AS AT THE END OF THE YEARS 2003 - 2007

                                                        AS AT DECEMBER 31
                                 ----------------------------------------------------------------
                                   2007          2006          2005          2004         **2003
                                 --------      --------      --------      --------      --------
                                                        REPORTED AMOUNTS*
                                 ----------------------------------------------------------------
                               NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                 --------      --------      --------      --------      --------

ASSETS
Cash and deposits
 with banks                          33.8          66.4          72.9         117.9         143.9
Securities                           46.3          50.4          63.2          60.0          85.4
Credit to the public              5,521.1       6,519.1       7,680.7       7,993.4       9,189.6
Credit to governments                24.7          41.5          59.0          72.7         105.2
Fixed assets                          0.8           1.1           1.2           1.9           4.7
Other assets                          7.2          12.1          15.6          26.0          28.2
Perpetual deposits
 with the Israeli Treasury          848.8         825.8         828.2         806.5         799.3
                                 --------      --------      --------      --------      --------

Total assets                      6,482.7       7,516.4       8,720.8       9,078.4      10,356.3
                                 ========      ========      ========      ========      ========

LIABILITIES AND
 SHAREHOLDERS' EQUITY
Deposits of the public               54.6          66.9         178.2         405.3         620.0
Deposits of banks                   481.2         768.3       1,048.8       1,428.0       2,172.7
Deposits of the
 Government                       5,319.2       6,087.4       6,883.0       6,654.6       6,949.3
Capital notes                        20.2          24.9          26.9          25.3          28.2
Perpetual deposit                     0.1           0.1           0.1           0.1           0.1
Other liabilities                    50.7          58.2          56.4          56.8          76.2
Non-participating
 Shares                             276.0         303.2         330.3         309.1         314.2
Participating shares ***            170.6         187.4             -             -             -

Total liabilities                 6,372.6       7,496.4       8,523.7       8,879.2      10,160.7
                                 --------      --------      --------      --------      --------

Shareholders' equity ***            110.1          20.0         197.1         199.2         195.6
                                 --------      --------      --------      --------      --------

Total liabilities and
 shareholders' equity             6,482.7       7,516.4       8,720.8       9,078.4      10,356.3
                                 ========      ========      ========      ========      ========

*    DISCONTINUANCE OF INFLATIONARY ADJUSTMENT ON THE BASIS OF THE INDEX OF
     DECEMBER 2003.

**   Amounts adjusted for inflation based on Index of December 2003.

***  FOR INFORMATION REGARDING THE CLASSIFICATION OF PARTICIPATING PREFERENCE
     SHARES, SEE NOTE 1D.

                                     F - 41

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                                       EXHIBIT B

STATEMENTS OF INCOME - MULTI-PERIOD DATA FOR THE YEARS 2003 - 2007

                                                                   AS AT DECEMBER 31
                                         ----------------------------------------------------------------
                                            2007           2006           2005         2004       2003
                                         ---------      ---------      ---------    ---------  ----------
                                                                   REPORTED AMOUNTS*
                                         ----------------------------------------------------------------
                                       NIS MILLIONS   NIS MILLIONS   NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                         ---------      ---------      ---------    ---------  ----------

Profit from financing
 operations before allowance
 for doubtful debts                           29.3           18.2           61.6         66.2        70.1
Allowance for doubtful debts                 (13.8)          21.7           44.2         70.2       129.8
                                         ---------      ---------      ---------    ---------  ----------
Profit (loss) from financing
 operations after allowance
 for doubtful debts                           43.1           (3.5)          17.4         (4.0)      (59.7)
                                         ---------      ---------      ---------    ---------  ----------

OPERATING AND OTHER INCOME -
Operating commissions                          1.1            1.3            2.2          4.1         6.5
Gains (losses) from
 investments in shares                         8.7           16.4           11.3         41.5        10.3
Other income                                   1.7            3.8            4.7          4.6         5.5
                                         ---------      ---------      ---------    ---------  ----------
Total operating and other income              11.5           21.5           18.2         50.2        22.3
                                         ---------      ---------      ---------    ---------  ----------

OPERATING AND OTHER EXPENSES -
Salaries and related expenses                 18.5           17.6           18.2         19.7        33.7
Expenses (income) in respect of
 employee retirement                             -            0.5            5.5         (0.8)       (1.5)
Maintenance and depreciation
 of buildings and equipment                    2.9            2.7            3.8          5.7        11.8
Other expenses                                 9.4           14.3           16.5         20.4        20.7
                                         ---------      ---------      ---------    ---------  ----------
Total operating and other expenses            30.8           35.1           44.0         45.0        64.7
                                         ---------      ---------      ---------    ---------  ----------

Operating profit (loss)
 before taxes on income                       23.8          (17.1)          (8.4)         1.2      (102.1)
Erosions and adjustments***                      -              -              -            -        (4.5)
                                         ---------      ---------      ---------    ---------  ----------
Operating profit (loss)
 before taxes on income                       23.8          (17.1)          (8.4)         1.2  **  (106.6)
Provision for taxes on operating
   income (tax benefit)                        1.6              -              -            -  **    (2.7)
                                         ---------      ---------      ---------    ---------  ----------
Operating profit (loss) after
 taxes on income                              22.2          (17.1)          (8.4)         1.2  **  (103.9)
OTHER ITEMS
Share of Bank in losses of
 affiliates, net of related taxes                -              -              -            -  **    (0.4)
Capital gain (loss), net                         -              -              -          0.2  **    (0.1)
                                         ---------      ---------      ---------    ---------  ----------
Total other items                                -              -              -          0.2  **    (0.5)
                                         ---------      ---------      ---------    ---------  ----------
NET INCOME (LOSS) FOR THE YEAR                22.2          (17.1)          (8.4)         1.4  **  (104.4)
                                         =========      =========      =========    =========  ==========
NET INCOME (LOSS) PER SHARE
  IN NIS, ORDINARY "A" SHARES              1,470.2       (1,132.4)        (556.3)        92.7    (6,913.9)
                                         ---------      ---------      ---------    ---------  ----------

*    For 2004 and thereafter - discontinuance of inflationary adjustment on the basis of the Index of December 2003.

     For 2003 - discontinuance of inflationary adjustment on the basis of the
     Index of December 2002.

**   Amounts adjusted for inflation based on Index of December 2003.

***  Erosions and inflationary adjustments based on the Index of December 2003 of income and expenses that were included in the operating profit before taxes, in reported amounts.

                                     F - 42

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
-------------------------------------------------------------------------------

                                                                       EXHIBIT C

RATES OF INCOME AND EXPENSES (1)
Reported amounts
                                                                                       2007                                                          2006
                                                            --------------------------------------------------------       -------------------------------------------------------
                                                                                          RATE OF INCOME  RATE OF INCOME                               RATE OF INCOME  RATE OF INCOME
                                                                             FINANCING      (EXPENSES)      (EXPENSES)                     FINANCING    (EXPENSES)      (EXPENSES)
                                                            AVERAGE           INCOME       NOT INCLUDING    INCLUDING       AVERAGE          INCOME    NOT INCLUDING       INCLUDING
                                                           BALANCE (2)      (EXPENSES)      DERIVATIVES    DERIVATIVES    BALANCE (2)      (EXPENSES)    DERIVATIVES    DERIVATIVES
                                                            --------         --------        --------       --------       --------         --------       --------       --------
                                                                   NIS MILLIONS                  %              %                 NIS MILLIONS                 %             %
                                                            -------------------------        --------       --------       -------------------------       --------       --------

ISRAELI CURRENCY - UNLINKED
Assets                                                         183.8             11.3            6.15                         363.9             24.4           6.71
Effect of ALM derivatives (3)                                   64.7              2.6                                         137.7              7.7
                                                            --------         --------                                      --------         --------
Total assets                                                   248.5             13.9                           5.59          501.6             32.1                          6.40
Liabilities                                                    632.1            (24.6)          (3.89)         (3.89)         935.9            (46.9)         (5.01)         (5.01)
                                                                                             --------       --------                                       --------       --------
Interest margin                                                                                  2.26           1.70                                           1.70           1.39
                                                                                             --------       --------                                       --------       --------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                         454.8             35.1            7.72           7.72          561.4             28.7           5.11           5.11
Liabilities                                                    308.4            (16.3)          (5.29)                        387.5             (9.8)         (2.53)
Effect of ALM derivatives (3)                                   40.0             (2.6)                                         43.3             (1.1)
                                                            --------         --------                                      --------         --------
Total liabilities                                              348.4            (18.9)                         (5.42)         430.8            (10.9)                        (2.53)
                                                                                             --------       --------                                       --------       --------
Interest margin                                                                                  2.43           2.30                                           2.58           2.58
                                                                                             --------       --------                                       --------       --------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                       5,601.7           (126.3)          (2.25)         (2.25)       6,406.5            (93.0)         (1.45)         (1.45)
Liabilities                                                  5,556.1            129.4            2.33                       6,276.0             92.2           1.47
Effect of ALM derivatives (3)                                   24.7              0.3                                          94.4              5.0
                                                            --------         --------                                      --------         --------
Total liabilities                                            5,580.8            129.7                           2.32        6,370.4             97.2                          1.53
                                                                                             --------       --------                                       --------       --------
Interest margin                                                                                  0.08           0.07                                           0.02           0.08
                                                                                             --------       --------                                       --------       --------

TOTAL
Monetary assets generating income                            6,240.3            (79.9)          (1.28)                      7,331.8            (39.9)         (0.54)
Effect of ALM derivatives (3)                                   64.7              2.6                                         137.7              7.7
                                                            --------         --------                                      --------         --------
Total monetary assets                                        6,305.0            (77.3)                         (1.23)       7,469.5            (32.2)                        (0.43)
Monetary liabilities generating financing expenses           6,496.6             88.5            1.36                       7,599.4             35.5           0.47
Effect of ALM derivatives (3)                                   64.7             (2.3)                                        137.7              3.9
                                                            --------         --------                                      --------         --------
Total liabilities                                            6,561.3             86.2                           1.31        7,737.1             39.4                          0.51
                                                                                             --------       --------                                       --------       --------
Interest margin                                                                                  0.08           0.08                                          (0.07)          0.08
                                                                                             --------       --------                                       --------       --------

See page 50 for footnotes relating to rates of income and expenses

                                     F - 43

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                                                              EXHIBIT C (CONT'D)

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
Reported amounts

                                                                                       2007                                                          2006
                                                            --------------------------------------------------------       -------------------------------------------------------
                                                                                          RATE OF INCOME  RATE OF INCOME                               RATE OF INCOME  RATE OF INCOME
                                                                             FINANCING      (EXPENSES)      (EXPENSES)                     FINANCING    (EXPENSES)      (EXPENSES)
                                                            AVERAGE           INCOME       NOT INCLUDING    INCLUDING       AVERAGE          INCOME    NOT INCLUDING       INCLUDING
                                                           BALANCE (2)      (EXPENSES)      DERIVATIVES    DERIVATIVES    BALANCE (2)      (EXPENSES)    DERIVATIVES    DERIVATIVES
                                                            --------         --------        --------       --------       --------         --------       --------       --------
                                                                   NIS MILLIONS                  %              %                 NIS MILLIONS                 %              %
                                                            -------------------------        --------       --------       -------------------------       --------       --------

Financing commissions and other financing income                                30.0                                                          23.7
Other financing expenses                                                        (9.6)                                                        (12.7)
                                                                            --------                                                      --------
Profit from financing operations before allowance
for doubtful debts                                                              29.3                                                          18.2
Allowance for doubtful debts (including general
 and supplementary  allowances)                                                 13.8                                                         (21.7)
                                                                            --------                                                      --------

Profit (loss) from financing operations after
 Allowance for doubtful debts                                                   43.1                                                          (3.5)
Other monetary assets                                         865.1                                                          868.7
General and supplementary allowances for
 doubtful debts                                               (49.0)                                                         (55.1)

Non-monetary assets                                            48.7                                                           57.1
                                                           --------                                                       --------
Total assets                                                7,105.1                                                        8,202.5
                                                           ========                                                       ========

Other monetary liabilities                                     85.8                                                           79.3
Non-monetary liabilities                                        1.1                                                            1.6
Capital resources                                             521.6                                                          522.2
                                                           --------                                                       --------

Total liabilities and capital resources                     7,105.1                                                        8,202.5
                                                           ========                                                       ========

See page 50 for footnotes relating to rates of income and expenses

                                     F - 44

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                                                              EXHIBIT C (CONT'D)

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF US DOLLARS

                                                                                      2007                                                          2006
                                                           --------------------------------------------------------       -------------------------------------------------------
                                                                                         RATE OF INCOME  RATE OF INCOME                               RATE OF INCOME  RATE OF INCOME
                                                                            FINANCING      (EXPENSES)      (EXPENSES)                     FINANCING    (EXPENSES)      (EXPENSES)
                                                           AVERAGE           INCOME       NOT INCLUDING    INCLUDING       AVERAGE          INCOME    NOT INCLUDING       INCLUDING
                                                          BALANCE (2)      (EXPENSES)      DERIVATIVES    DERIVATIVES    BALANCE (2)      (EXPENSES)    DERIVATIVES    DERIVATIVES
                                                           --------         --------        --------       --------       --------         --------       --------       --------
                                                                  $ MILLIONS                   %               %                 $ MILLIONS                  %              %
                                                           -------------------------        --------       --------       -------------------------       --------       --------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                      1,360.3             92.3            6.79            6.79         1,431.2            96.9          6.77            6.77
Liabilities                                                 1,349.3            (90.8)          (6.73)                        1,402.3           (95.5)        (6.81)
Effect of ALM derivatives (3)                                   5.9             (0.1)                                           20.9             1.2
                                                           --------         --------                                        --------        --------
Total liabilities                                           1,355.2            (90.9)                          (6.70)        1,423.2           (94.3)                        (6.63)
                                                                                            --------        --------                                      --------        --------
Interest margin                                                                                 0.06            0.09                                         (0.04)           0.14
                                                                                            ========        ========                                      ========        ========

Full data of rates of income and expenses per segment, according to balance sheet classification, are available on request.

FOOTNOTES:

(1)  The data in this table are presented before and after the effect of derivative instruments (including the off-balance sheet effect of derivative instruments).

(2)  Based on monthly opening balances except for the unlinked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts.

(3)  Derivatives (ALM) which comprise part of the Bank's asset and liability management and with respect to which income (expense) can be attributed to the linkage segments.

(4)  Including Israeli currency linked to foreign currency.

                                     F - 45

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                                                                       EXHIBIT D

ANALYSIS OF EXPOSURE TO FLUCTUATIONS IN INTEREST RATES AS AT DECEMBER 31, 2007
Reported amounts

                                                                                    DECEMBER 31, 2007                                                                                 DECEMBER 31, 2006
                                 -------------------------------------------------------------------------------------------------------------------------------------------------    -----------------
                                    ON        FROM        FROM        FROM          FROM        FROM          FROM                    WITHOUT
                                  DEMAND     ONE TO     THREE TO     ONE TO       THREE TO     FIVE TO       TEN TO         OVER       FIXED                    INTERNAL             INTERNAL
                                AND UP TO    THREE       TWELVE       THREE         FIVE         TEN         TWENTY        TWENTY     MATURITY                   RATE OF   AVERAGE   RATE OF    AVERAGE
                                ONE MONTH    MONTHS      MONTHS       YEARS         YEARS       YEARS         YEARS         YEARS      DATE *       TOTAL        RETURN    DURATION   RETURN   DURATION
                                 -------     -------     -------     -------       -------     -------       -------       -------     -------     -------       -------   -------    -------   -------
                                                                                NIS MILLIONS                                                                        %       YEARS        %       YEARS
                                 -------------------------------------------------------------------------------------------------------------------------       -------   -------    -------   -------

ISRAELI CURRENCY - UNLINKED
Total assets                       130.3           -         0.1           -             -           -             -             -           -       130.4          5.67      0.08       6.72      0.20
Total liabilities                  504.9        22.3         0.2           -             -           -             -             -         0.1      (527.5)         4.19      0.09       4.50      0.09
                                 -------     -------     -------     -------       -------     -------       -------       -------     -------     -------       -------   -------    -------   -------
Difference                        (374.6)      (22.3)       (0.1)          -             -           -             -             -        (0.1)     (397.1)         1.48     (0.01)      2.22      0.11
Effect of futures
transactions                        16.5        20.1         9.9           -             -           -             -             -           -        46.5
Exposure to interest rate
fluctuations                      (358.1)       (2.2)        9.8           -             -           -             -             -        (0.1)     (350.0)
Cumulative segment exposure       (358.1)     (360.3)     (350.5)     (350.5)       (350.5)     (350.5)       (350.5)       (350.5)     (350.6)     (350.6)
                                 -------     -------     -------     -------       -------     -------       -------       -------     -------     -------
ISRAELI CURRENCY -
 LINKED TO THE CPI
Total assets                         6.3        11.6        54.0       105.2          65.9        72.7          33.3             -       848.8     1,197.7          5.78      4.13       5.00      3.73
Total liabilities                    1.2        12.5        48.5       124.0          84.3        41.3           1.4             -           -       313.3          2.62      2.97       2.66      3.20
                                 -------     -------     -------     -------       -------     -------       -------       -------     -------     -------       -------   -------    -------   -------
Difference                           5.1        (0.9)        5.5       (18.8)        (18.4)       31.4          31.9             -       848.8       884.6          3.16      1.16       2.34      0.53
Effect of futures
transactions                           -       (20.1)       (9.9)          -             -           -             -             -           -       (30.0)
                                 -------     -------     -------     -------       -------     -------       -------       -------     -------     -------
Exposure to interest rate
fluctuations                         5.1       (21.0)       (4.4)      (18.8)        (18.4)       31.4          31.9             -       848.8       854.6
Cumulative segment exposure          5.1       (15.9)      (20.3)      (39.1)        (57.5)      (26.1)          5.8           5.8       854.6       854.6
                                 -------     -------     -------     -------       -------     -------       -------       -------     -------     -------
FOREIGN CURRENCY AND
 LINKED THERETO
Total assets                        41.6       140.9       397.3       969.4         816.5     1,586.8       1,154.2             -           -     5,106.7          6.90      6.28       6.90      6.52
Total liabilities                    1.7       137.0       397.5       970.7         818.1     1,596.7       1,163.0             -       446.6     5,531.3          6.88      6.34       6.88      6.64
                                 -------     -------     -------     -------       -------     -------       -------       -------     -------     -------       -------   -------    -------   -------
Difference                          39.9         3.9        (0.2)       (1.3)         (1.6)       (9.9)         (8.8)            -      (446.6)     (424.6)         0.02     (0.06)      0.02     (0.12)
Effect of futures
transactions                       (16.5)          -           -           -             -           -             -             -           -       (16.5)
                                 -------     -------     -------     -------       -------     -------       -------       -------     -------     -------
Exposure to interest rate
fluctuations                        23.4         3.9        (0.2)       (1.3)         (1.6)        9.9          (8.8)            -      (446.6)     (441.1)
Cumulative segment exposure         23.4        27.3        27.1        25.8          24.2        14.3           5.5           5.5      (441.1)     (441.1)
                                 -------     -------     -------     -------       -------     -------       -------       -------     -------     -------
OVERALL EXPOSURE TO
  FLUCTUATIONS
 IN INTEREST RATES
Total assets**                     178.2       152.5       451.4     1,074.6         882.4     1,659.5       1,187.5             -       848.8     6,434.9          6.81      6.01       6.76      6.08
Total liabilities                  507.8       171.8       446.2     1,094.7         902.4     1,638.0       1,164.4             -       446.7     6,372.0          6.44      5.64       6.40      5.72
                                 -------     -------     -------     -------       -------     -------       -------       -------     -------     -------       -------   -------    -------   -------
Difference                        (329.6)      (19.3)        5.2       (20.1)        (20.0)       21.5          23.1             -       402.1       (62.9)         0.37      0.37       0.36      0.36
Exposure to interest rate
fluctuations                      (329.6)      (19.3)        5.2       (20.1)        (20.0)       21.5          23.1             -       402.1       (62.9)
                                 -------     -------     -------     -------       -------     -------       -------       -------     -------     -------

Cumulative exposure               (329.6)     (348.9)     (343.7)     (363.8)       (383.8)     (362.3)       (339.2)       (339.2)       62.9       (62.9)
                                 -------     -------     -------     -------       -------     -------       -------       -------     -------     -------

General Nnotes -

1.   The data classified according to maturity date, presented above, represent the present value of future flows, discounted at the internal rate of return, for each balance sheet item. Such discounted future flows include interest, which will accrue until the earlier of the maturity date or the date of change in the interest rate.

2.   The effect of hedging transactions is included in the total of assets or liabilities, as the case may be.

3.   The table does not include the effect of early repayments.

*    The amounts stated in the "without fixed maturity date" column are the amounts as stated in the balance sheet.

**   Including shares, which are stated in the "without fixed maturity date"
     column.

                                     F - 46

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                                                                       EXHIBIT E

OVERALL RISK OF CREDIT TO THE PUBLIC BY ECONOMIC SECTORS
Reported amounts

                                                                                 DECEMBER 31, 2007                                               DECEMBER 31, 2006
                                                         --------------------------------------------------------------      -------------------------------------------------------------
                                                                                                    ANNUAL                                                              ANNUAL
                                                                                                   EXPENSE                                                             EXPENSE
                                                                                                     FOR                                                               FOR THE
                                                                          OFF                    THE SPECIFIC                               OFF                        SPECIFIC
                                                         BALANCE       -BALANCE       TOTAL       ALLOWANCE                 BALANCE       -BALANCE        TOTAL        ALLOWANCE
                                                          SHEET          SHEET       RISK OF         FOR      BALANCE OF     SHEET         SHEET         RISK OF          FOR      BALANCE OF
                                                         CREDIT         CREDIT      CREDIT TO      DOUBTFUL   PROBLEMATIC   CREDIT         CREDIT        CREDIT TO      DOUBTFUL  PROBLEMATIC
                                                         RISK (1)       RISK (2)     PUBLIC          DEBTS     DEBTS (3)     RISK (1)      RISK (2)       PUBLIC         DEBTS       DEBTS (3)
                                                         -------        -------      -------        -------     -------      -------        -------      -------        -------      -----
                                                                                   NIS MILLIONS                                                      NIS MILLIONS
                                                         --------------------------------------------------------------      -------------------------------------------------------------

Agriculture                                                  5.2            0.6          5.8           (0.2)        1.0          5.6            0.3          5.9            1.4        0.7
Industry                                                   264.6           12.1        276.7           (7.2)      179.6        338.7           14.4        353.1            7.2      221.9
Construction and real estate                                56.4           65.3        121.7            0.6       102.4        156.4           71.3        227.7            7.5      193.9
Electricity                                              5,083.5            3.2      5,086.7              -        38.0      5,795.8            3.7      5,799.5              -       34.9
Commerce                                                    14.3            5.6         19.9           (0.6)       16.8         31.0            5.7         36.7            2.1       28.3
Restaurants and hotels                                       8.9            2.1         11.0              -         7.5         11.6            2.1         13.7            0.7        8.6
Transport and storage                                       19.2              -         19.2              -           -         23.0              -         23.0            0.1        0.5
Communications and computer services                         3.8            0.4          4.2            0.8         2.0          7.9              -          7.9           (1.1)       7.2
Financial services                                          32.6           70.8        103.4           (1.2)        2.7         45.2           84.0        129.2            1.3       23.0
Other business services                                     32.1            3.4         35.5            0.8         8.9         54.4            2.5         56.9            6.7       31.9
Public and community services                               42.6            0.1         42.7           (0.4)       30.9         97.2            0.2         97.4            1.2       32.0
Private households                                           3.6              -          3.6              -         0.3          4.7              -          4.7            0.5        0.3
                                                         -------        -------      -------        -------     -------      -------        -------      -------        -------      -----
Total                                                    5,566.8          163.6      5,730.4           (7.4)      390.1      6,571.5          184.2      6,755.7           27.6      583.2
                                                         =======        =======      =======        =======     =======      =======        =======      =======        =======      =====
Credit risk included in the
 various economic sectors:
Agricultural settlement movements (4)                      173.8            1.4        175.2           (6.3)       78.0        208.9            2.8        211.7            2.1       94.0
Local authorities and entities controlled by them            4.0              -          4.0              -           -          6.5              -          6.5              -          -

(1)  Credit to the public and investments in debentures of the public. There are no other assets in respect of derivative instruments in relation to the public.

(2)  Credit risk in off-balance sheet financial instruments as calculated for the purpose of determining per borrower credit limitations.

(3)  Balances of problematic debts, less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations. Includes components of off-balance sheet risk.

(4)  Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such movements.

The credit risk and the balance of problematic debts are presented net of the specific allowances for doubtful debts.

                                     F - 47

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                                                                       EXHIBIT F

CONDENSED QUARTERLY BALANCE SHEETS FOR 2006 AND 2007
Reported amounts

YEAR                                                                         2007                                                       2006
                                                    ----------------------------------------------------        ----------------------------------------------------
QUARTER                                                4              3              2              1              4              3              2              1
                                                    -------        -------        -------        -------        -------        -------        -------        -------
                                                                         NIS MILLIONS                                                 NIS MILLIONS
                                                    ----------------------------------------------------        ----------------------------------------------------

ASSETS
Cash and deposits with banks                           33.8           32.6           42.9           42.7           66.4           50.0           79.8           75.1
Securities                                             46.3           45.9           48.5           48.5           50.4           50.3           52.7           57.9
Credit to the public                                5,521.1        5,857.4        6,273.1        6,314.1        6,519.1        6,773.9        7,115.4        7,533.2
Credit to governments                                  24.7           31.5           33.6           40.2           41.5           47.1           46.6           54.7
Fixed assets                                            0.8            0.8            0.9            1.0            1.1            1.0            1.0            1.1
Other assets                                            7.2            6.2            7.0           11.4           12.1           11.3           13.3           11.4
Perpetual deposits with the Israeli Treasury          848.8          848.8          828.0          822.2          825.8          840.2          838.6          829.0
                                                    -------        -------        -------        -------        -------        -------        -------        -------
Total assets                                        6,482.7        6,823.2        7,234.0        7,280.1        7,516.4        7,773.8        8,147.4        8,562.4
                                                    =======        =======        =======        =======        =======        =======        =======        =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits of the public                                 54.6           57.6           62.2           65.8           66.9           74.0           87.0          117.7
Deposits of banks                                     481.2          541.6          584.0          703.4          768.3          832.2          937.8          952.5
Deposits of the Government                          5,319.2        5,602.1        5,986.4        5,919.6        6,087.4        6,270.3        6,519.4        6,892.6
Perpetual deposit                                       0.1            0.1            0.1            0.1            0.1            0.1            0.1            0.1
Capital notes                                          20.2           23.2           25.1           24.1           24.9           24.9           25.2           27.7
Other liabilities                                      50.7           52.9           54.4           57.4           58.2           55.0           54.6           55.0
Non-participating shares                              276.0          288.0          304.9          298.1          303.2          308.7          318.6          334.7
Participating shares*                                 170.6          178.0          188.4          184.3          187.4          190.8          196.9          206.9
                                                    -------        -------        -------        -------        -------        -------        -------        -------
Total liabilities                                   6,372.6        6,743.5        7,205.5        7,252.8        7,496.4        7,756.0        8,139.6        8,587.2
                                                    =======        =======        =======        =======        =======        =======        =======        =======

Shareholders' equity*                                 110.1           79.7           28.5           27.3           20.0           17.8            7.8          (24.8)
                                                    -------        -------        -------        -------        -------        -------        -------        -------

Total liabilities and shareholders' equity          6,482.7        6,823.2        7,234.0        7,280.1        7,516.4        7,773.8        8,147.4        8,562.4
                                                    =======        =======        =======        =======        =======        =======        =======        =======

                                     F - 48

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                                                                       EXHIBIT G

CONDENSED QUARTERLY STATEMENTS OF INCOME FOR 2006 AND 2007
Reported amounts

YEAR                                                                         2007                                                 2006
                                                      ------------------------------------------------      -----------------------------------------------
QUARTER                                                  4             3             2            1            4            3             2           1
                                                      -------       -------       -------      -------      -------      -------       -------      -------
                                                                         NIS MILLIONS                                        NIS MILLIONS
                                                      ------------------------------------------------      -----------------------------------------------

Profit from financing operations before
 allowance for doubtful debts                             5.4           8.2          10.6      *  5.1           3.6          3.1           6.9          4.6
Allowance for doubtful debts                             (9.3)         (3.1)          1.2      * (2.6)         (2.6)         4.8           8.3         11.2
                                                      -------       -------       -------      -------      -------      -------       -------      -------
Profit (loss) from financing operations after
 allowance for doubtful debts                            14.7          11.3           9.4          7.7          6.2         (1.7)         (1.4)        (6.6)
                                                      -------       -------       -------      -------      -------      -------       -------      -------
OPERATING AND OTHER INCOME
Operating commissions                                     0.5           0.1           0.3          0.2          0.4          0.2           0.4          0.3
Gains (losses) from investments in shares                 2.6           0.4           1.5          4.2          3.6          0.9           9.3          2.6
Other income                                                -             -           0.8          0.9          1.3          0.9           0.6          1.0
                                                      -------       -------       -------      -------      -------      -------       -------      -------
Total operating and other income                          3.1           0.5           2.6          5.3          5.3          2.0          10.3          3.9
                                                      -------       -------       -------      -------      -------      -------       -------      -------
OPERATING AND OTHER EXPENSES
Salaries and related expenses                             4.1           4.3           5.2          4.9          4.5          4.0           4.6          4.5
Expenses (income) in respect of employee
retirement                                                  -             -             -            -            -          0.3           0.2            -
Maintenance and depreciation of buildings and
equipment                                                 0.8           0.7           0.7          0.7          0.8          0.6           0.7          0.6
Other expenses                                            2.7           2.2           2.0          2.5          5.1          3.3           3.0          2.9
                                                      -------       -------       -------      -------      -------      -------       -------      -------
Total operating and other expenses                        7.6           7.2           7.9          8.1         10.4          8.2           8.5          8.0
                                                      -------       -------       -------      -------      -------      -------       -------      -------

Operating profit (loss) before taxes on income           10.2           4.6           4.1          4.9          1.1         (7.9)          0.4        (10.7)
Provision for income taxes                                1.6             -             -            -            -            -             -            -
                                                      -------       -------       -------      -------      -------      -------       -------      -------
Net income (loss) for the period                          8.6           4.6           4.1          4.9          1.1         (7.9)          0.4        (10.7)
                                                      =======       =======       =======      =======      =======      =======       =======      =======

                                                                             NIS                                                  NIS
                                                      ------------------------------------------------      -----------------------------------------------

INCOME (LOSS) PER SHARE IN NIS
Ordinary "A' shares                                     569.5         304.6         271.5        324.5         73.0       (523.2)         26.4       (708.6)

* Restated.

                                     F - 49

CERTIFICATION

I, Uri Galili, hereby certify as follows:

1.   I have reviewed the annual report of The Industrial Development Bank of
     Israel Ltd. (hereinafter - the Bank) for the year ended December 31, 2007
     (hereinafter - the report).

2.   Based on my knowledge, the report does not contain any untrue statement of a material fact or omit any material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3.   Based on my knowledge, the financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations, and the changes in the shareholders' equity and cash-flows as at the dates and for the periods presented in the report.

4.   The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures necessary for the required disclosure in the Bank's report. Furthermore:

     A.   We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B.   We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as at the end of the period covered by the report based on such evaluation; and

     C.   We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in the fourth quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5.   The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A.   All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B.   Any fraud, whether or not material, which involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.

---------------------------
U. Galili - General Manager

February 26, 2008

                                     F - 50

CERTIFICATION

I, Rimon Shmaya, hereby certify as follows:

1.   I have reviewed the annual report of The Industrial Development Bank of
     Israel Ltd. (hereinafter - the Bank) for the year ended December 31, 2007
     (hereinafter - the report).

2.   Based on my knowledge, the report does not contain any untrue statement of a material fact or omit any material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3.   Based on my knowledge, the financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations, and the changes in the shareholders' equity and cash-flows as at the dates and for the periods presented in the report.

4.   The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures necessary for the required disclosure in the Bank's report. Furthermore:

     A.   We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B.   We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as at the end of the period covered by the report based on such evaluation; and

     C.   We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in the fourth quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5.   The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A.   All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B.   Any fraud, whether or not material, which involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.

--------------------------
Rimon Shmaya - Comptroller

February 26, 2008

                                     F - 51

MANAGEMENT AND BOARD OF DIRECTORS' STATEMENT REGARDING THEIR RESPONSIBILITY FOR
THE ANNUAL REPORT
--------------------------------------------------------------------------------

The Management of the Bank has prepared the annual report and is responsible for its suitability. This report includes financial statements prepared in accordance with generally accepted accounting principles and with the reporting principles and guidelines of the Supervisor of Banks, related supplementary data, as well as other information.

The preparation of the periodic financial statements also requires the use of estimates for the purpose of determining various amounts and items in the financial statements. Such estimates were prepared by the Bank's Management, using its best judgment.

In order to ensure suitable standards for the Bank's financial reporting,
Management maintains a comprehensive system of internal control for the purpose of ensuring that all the transactions effected by the Bank are properly authorized, that the Bank's assets are properly safeguarded and their soundness is ensured and that the accounting records provide a reliable basis for compilation of the financial statements. The system of internal control is, by its nature, limited in that it provides only reasonable rather than absolute assurance as to its ability to detect and prevent errors and irregularities. The principle of reasonable assurance is based on the recognition that the decision regarding the amount of resources to be invested in operating the control procedures must, by its nature, be weighed against the benefit to be derived from such procedures.

The Board of Directors of the Bank, which in accordance with Section 92 of the
Companies Law, is responsible for the financial statements and their approval, determines the accounting policy and supervises its application. It also determines the structure of the internal control system and supervises its functioning. The General Manager is responsible for the Bank's current operations in the framework of the policies set by the Board of Directors and is subject to its guidelines. Management of the Bank acts according to the policies set by the Board of Directors. The Board of Directors, through its committees, holds regular meetings with the Bank's Management as well as with the Internal
Auditor and the Bank's independent auditors, in order to review the scope and results of their work.

The Bank's external auditors, Kesselman & Kessleman, have audited the annual financial statements of the Bank, in accordance with generally accepted auditing standards, including those standards prescribed by the Auditors Regulations
(Manner of Auditors' Performance) - 1973 and certain auditing standards promulgated by the Institute of Certified Public Accountants in the U.S., the
use of which are mandatory under the provisions of the Supervisor of Banks. The purpose of their audit was to enable them to express an opinion regarding the extent to which these statements reflect the financial position of the Bank, the results of its operations, the changes in its shareholders' equity and its cash flows, in accordance with generally accepted accounting principles, and reporting procedures prescribed in directives and guidelines issued by the
Supervisor of Banks. Pursuant to Section 170 of the Companies Law, the auditors are responsible to the Bank and its shareholders for what is stated in their opinion in respect of the financial statements. The auditors' report is appended to the annual financial statements.

Furthermore, the information contained in the Board of Directors' Report and the
Management Review (henceforth - the ancillary information) was given to the external auditors for their review, so that they might indicate whether there is any material inconsistency between the information contained in the financial statements and the ancillary information, or whether the ancillary information contains information which is materially inconsistent with evidence or other information brought to the attention of the auditors in the course of their audit. No such indication has been received from the external auditors. The auditors did not, for this purpose, employ any auditing procedures in addition to those that they considered necessary for the purpose of auditing the financial statements.

---------------------         ---------------------        ---------------------
DR. RAANAN COHEN              URI GALILI                   RIMON SHMAYA
Chairman of the Board         General Manager              Comptroller

DATE OF APPROVAL OF THE REPORT:  February 26, 2008

                                     F - 52

                         THE INDUSTRIAL DEVELOPMENT BANK
                               OF ISRAEL LIMITED

                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2007

                                     F - 53

                                   Industrial Development Bank of Israel Limited

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007
--------------------------------------------------------------------------------

CONTENTS

                                                                        PAGE

Auditors' Review Report                                                 F-55

Balance Sheets                                                          F-57

Statements of Income                                                    F-58

Statement of Shareholders' Equity                                       F-59

Notes to the Financial Statements                                       F-61

                                     F - 54

--------------------------------------------------------------------------------
                                            |KESSELMAN & KESSELMAN
                                            |Certified Public Accountants (Isr.)
                                            |Trade Tower, 25 Hamered Street
                                            |Tel Aviv 68125 Israel
                                            |P.O Box 452 Tel Aviv 61003
                                            |Telephone +972-3-7954555
                                            |Facsimile +972-3-7954556

AUDITORS' REPORT TO THE SHAREHOLDERS OF
THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

We have audited the accompanying financial statements of Industrial Development
Bank of Israel Limited ("the Bank"), detailed hereunder: Balance sheets as at
December 31, 2007 and 2006 and the statements of income, shareholders' equity, and cash flows, for each of the years then ended. These financial statements are the responsibility of the Bank's Board of Directors and of its Management. Our
responsibility is to express an opinion on these financial statements, based on our audits.

The financial statements of the Bank as of December 31, 2005 and for the year then ended were audited solely by Somekh Chaikin, CPAs (Isr.), whose unqualified opinion, rendered on February 27, 2006 ,drew attention to certain issues.

The financial statements of the Bank as of December 31, 2006 and for the year then ended were audited jointly by us and by Someh Chaikin CPAs (Isr.). Our joint opinion dated March 26, 2007 was unqualified. The opinion drew attention to certain issues.

We conducted our audits in accordance with generally accepted auditing standards, including standards prescribed by the Auditors Regulations (Manner of
Auditors' Performance) - 1973, and standards the implementation of which in audits of banking corporations is determined in guidelines of the Supervisor of
Banks. Such standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the
Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements that were audited by us, as referred to above, present fairly, in all material respects, the financial position of the
Bank as at December 31, 2007 and 2006 and the results of its operations, the changes in its shareholders' equity and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in
Israel. Furthermore, in our opinion, the statements that were audited by us, as above, have been prepared in accordance with the directives and guidelines of the Supervisor of Banks.

As explained in Note 1C, the aforementioned financial statements are presented in new Israeli shekels in accordance with Accounting Standards of the Israel
Accounting Standards Board and the provisions of the Supervisor of Banks.

                                     F - 55

Without qualifying our opinion, we would call attention to the following:

A.   Note 1A of the financial statements refers to the severe liquidity problems experienced by the Bank in August 2002. These liquidity problems were caused by increased withdrawals of deposits by the public, the interest-bearing special line of credit provided to the Bank by the Bank of
     Israel, the decisions of the Bank's Board of Directors to adopt the
     "Run-Off" plan for the supervised sale of the Bank's credit assets and to extend the plan until July 31, 2008, the agreement of the Bank's Board of
     Directors to restrict the license of the Bank and to limit its duration until the end of the "Run-Off " plan, the announcement of the Governor of
     Bank of Israel regarding the restriction of the Bank's license and the revocation of the license as from August 1, 2008, and the decision of the
     Ministerial Committee for Social and Economic Affairs (the Social Economic
     Cabinet) to approve and extend the duration of the "Run-Off" plan, as above, (hereinafter - the Government decision extending the duration of the
     "Run-Off" plan), and the blueprint for the sale of all the shares of the
     Bank, all this as detailed in the above note.

     Note 1 states, among other things, that: "as mentioned above, the decision of the Government stipulates that the Run-off Plan shall conclude on July
     31, 2008. As of the date of approval of these financial statements, it is not known whether the blueprint plan for the sale will be implemented."

B.   Note 21 of the financial statements regarding the litigation pending against the Bank and senior officers thereof, all as detailed in the aforementioned note.

The financial statements do not contain any changes in the value or classification of assets or liabilities that may be required should the Bank cease to operate as a "going concern".

                                             Kesselman & Kesselman
                                             Certified Public Accountants (Isr.)

February 26, 2008

                                     F - 56

                               The Industrial Development Bank of Israel Limited

BALANCE SHEETS AS AT DECEMBER 31
--------------------------------------------------------------------------------

Reported amounts
                                                                2007           2006
                                                              -------        -------
                                                   NOTE    NIS MILLIONS   NIS MILLIONS
                                                  -------     -------        -------

ASSETS

Cash and deposits with banks                         2           33.8           66.4

Securities                                           3           46.3           50.4

Credit to the public                                 4        5,521.1        6,519.1

Credit to governments                                5           24.7           41.5

Fixed assets                                         6            0.8            1.1

Other assets                                         7            7.2           12.1

Perpetual deposits with the Israeli Treasury         8          848.8          825.8
                                                              -------        -------

Total assets                                                  6,482.7        7,516.4
                                                              =======        =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                               9           54.6           66.9

Deposits of banks                                   10          481.2          768.3

Deposits of the Government                                    5,319.2        6,087.4

Perpetual deposit                                   11            0.1            0.1

Capital notes                                       12           20.2           24.9

Other liabilities                                   13           50.7           58.2

Non-participating shares                            14          276.0          303.2

Participating preference shares                     15          170.6          187.4
                                                              -------        -------

Total liabilities                                             6,372.6        7,496.4

Shareholders' equity                                16          110.1           20.0
                                                              -------        -------

Total liabilities and shareholders' equity                    6,482.7        7,516.4
                                                              =======        =======

----------------------------------------      ----------------------------       --------------------------
Dr. Raanan Cohen - Chairman of the Board      Uri Galili - General Manager       Rimon Shmaya - Comptroller

Date of approval of the financial statements: February 26, 2008

The accompanying notes are an integral part of the financial statements.

                                     F - 57

                               The Industrial Development Bank of Israel Limited

STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

Reported amounts

                                                                  2007        2006         2005
                                                                -------      -------      -------
                                                                  NIS           NIS          NIS
                                                          NOTE  MILLIONS     MILLIONS     MILLIONS
                                                        ------- -------      -------      -------

Profit from financing operations
 before allowance for doubtful debts                       23      29.3         18.2         61.6
Allowance for doubtful debts                               4C     (13.8)        21.7         44.2
                                                                -------      -------      -------
Profit (loss) from financing operations
 after allowance for doubtful debts                                43.1         (3.5)        17.4
                                                                -------      -------      -------
OPERATING AND OTHER INCOME
Operating commissions                                      24       1.1          1.3          2.2
Gains from investments in shares                           25       8.7         16.4         11.3
Other income                                               26       1.7          3.8          4.7
                                                                -------      -------      -------
Total operating and other income                                   11.5         21.5         18.2
                                                                -------      -------      -------

OPERATING AND OTHER EXPENSES
Salaries and related expenses                              27      18.5         17.6         18.2
Expenses in respect of employee  retirement                           -          0.5          5.5
Maintenance and depreciation of buildings
 and equipment                                                      2.9          2.7          3.8
Other expenses                                             28       9.4         14.3         16.5
                                                                -------      -------      -------
Total operating and other expenses                                 30.8         35.1         44.0
                                                                -------      -------      -------
Income (loss) from ordinary operations before taxes                23.8        (17.1)        (8.4)
Provision for taxes on operating income                    29       1.6            -            -
                                                                -------      -------      -------

NET INCOME (LOSS) FOR THE YEAR                                     22.2        (17.1)        (8.4)
                                                                =======      =======      =======

                                NET INCOME (LOSS) PER SHARE
                           --------------------------------------
                            2007           2006             2005
                           -------       --------          ------
                             NIS            NIS              NIS
                           -------       --------          ------

"A" ordinary shares        1,470.2       (1,132.4)         (556.3)
                           =======       ========         =======

                       WEIGHTED QUANTITY OF SHARES USED IN COMPUTING
                                   INCOME PER SHARE
                           ---------------------------------
                             2007         2006         2005
                           -------      -------      -------

"A" ordinary shares          1,510        1,510        1,510
                           =======      =======      =======

The accompanying notes are an integral part of the financial statements.

                                     F - 58

                               The Industrial Development Bank of Israel Limited

STATEMENT OF SHAREHOLDERS' EQUITY*
--------------------------------------------------------------------------------

Reported amounts

                                                                                     ADJUSTMENTS
                                       SHARE          ACCUMULATED      ACCUMULATED       FROM
                                      CAPITAL        DIFFERENCE ON    DIFFERENCE ON  PRESENTATION
                                        AND           TRANSLATION      TRANSLATION   OF AVAILABLE-
                                      PREMIUM              OF               OF         FOR-SALE                       TOTAL
                                         ON           DOLLAR LINKED     CPI LINKED    SECURITIES   ACCUMULATED    SHAREHOLDERS'
                                       SHARES           DEPOSIT(*)      DEPOSIT(*)   AT FAIR VALUE    LOSS           EQUITY
                                       -------           -------         -------        -------      -------         -------
                                                                       NIS MILLIONS
                                       -------------------------------------------------------------------------------------

BALANCE AS AT JANUARY 31,
 2005                                  1,199.4            (697.5)          202.5            0.3       (505.5)          199.2

CHANGES DURING 2005
Net loss                                     -                 -               -              -         (8.4)           (8.4)
Adjustments from
 presentation of
available-for
-sale securities at fair                     -                 -               -            5.8            -             5.8
value
Translation differences
 relating to CPI-linked
 perpetual  deposit (*)                      -                 -             0.5              -            -             0.5
                                       -------           -------         -------        -------      -------         -------

BALANCE AS AT DECEMBER 31,
 2005                                  1,199.4            (697.5)          203.0            6.1       (513.9)          197.1

CHANGES DURING 2006
Adjustments as of  January 1,
 2006 caused by initial
 implementation of
 Accounting Standard No. 22             (992.3)            697.5            90.7              -            -          (204.1)
                                       -------           -------         -------        -------      -------         -------
Balance as at January 1,
 2006 following the
 implementation of
 Standard No. 22                         207.1                 -           293.7            6.1       (513.9)           (7.0)
Net loss                                     -                 -               -              -        (17.1)          (17.1)
Adjustments from
 presentation of available-
for-sale securities at fair                  -                 -               -            2.6            -             2.6
value
Translation differences
 relating to CPI-linked
 perpetual  deposit (*)                      -                 -            41.5              -            -            41.5
                                       -------           -------         -------        -------      -------         -------

BALANCE AS AT DECEMBER 31,
 2006                                    207.1                 -           335.2            8.7       (531.0)           20.0
                                       -------           -------         -------        -------      -------         -------

CHANGES DURING 2007
Net income                                   -                 -               -              -         22.2            22.2
Adjustments from
 presentation of
available-for
-sale securities at fair                     -                 -               -            0.8            -             0.8
value
Translation differences
 relating to CPI-linked
 perpetual  deposit (*)                      -                 -            67.1              -            -            67.1
                                       -------           -------         -------        -------      -------         -------

BALANCE AS AT DECEMBER 31,
  2007                                   207.1                 -           402.3            9.5       (508.8)          110.1

*    See Note 8 to the financial statements.

The accompanying notes are an integral part of the financial statements.

                                     F - 59

                               The Industrial Development Bank of Israel Limited

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                                         2007             2006               2005
                                                                      ---------         ---------         ---------
                                                                     NIS MILLIONS     NIS MILLIONS       NIS MILLIONS
                                                                      ---------         ---------         ---------

CASH FLOWS GENERATED BY OPERATING ACTIVITIES:
Net income (loss) for the year                                             22.2             (17.1)             (8.4)
Adjustments to reconcile net income/loss to net cash flows
 generated by operating activities:
Depreciation on equipment                                                   0.4               0.4               1.1
Allowance for doubtful debts                                              (13.0)             22.9              44.5
Gain on sale of available-for-sale securities                              (3.3)            (10.3)            (11.3)
Provision for severance pay and pensions, net                              (4.9)             (0.6)              0.3
Inflationary erosion of capital notes and perpetual deposit                (3.0)             (1.8)              1.6
                                                                      ---------         ---------         ---------
Net cash provided by (used in) operating activities                        (1.6)             (6.5)             27.8
                                                                      ---------         ---------         ---------

CASH FLOWS GENERATED BY ACTIVITIES RELATED TO ASSETS:
Deposits with banks, net                                                    9.2               6.5               3.0
Available-for-sale securities, net                                          8.2              25.7              13.9
Credit to the public, net                                               1,010.5           1,139.6             269.2
Credit to governments, net                                                 16.8              17.5              13.7
Other assets, net                                                           4.9               3.5              10.4
Acquisition of fixed assets                                                (0.1)             (0.3)             (0.4)
                                                                      ---------         ---------         ---------

Net cash provided by activities related to assets                       1,049.5           1,192.5             309.8
                                                                      ---------         ---------         ---------

CASH FLOWS GENERATED BY ACTIVITIES RELATED TO
 LIABILITIES AND SHAREHOLDERS' EQUITY:
Redemption of capital notes                                                (1.7)             (0.2)                -
Deposits of the public, net                                               (12.3)           (111.3)           (227.1)
Deposits of banks, net                                                   (287.1)           (280.5)           (379.2)
Deposits of the Government, net                                          (768.2)           (795.6)            228.4
Other liabilities, net                                                     (2.0)              1.6              (1.7)
                                                                      ---------         ---------         ---------
Net cash used in activities
 relating to liabilities and shareholders' equity                      (1,071.3)         (1,186.0)           (379.6)
                                                                      ---------         ---------         ---------

DECREASE IN CASH                                                          (23.4)                -             (42.0)

BALANCE OF CASH AS AT BEGINNING OF YEAR                                    53.4              53.4              95.4
                                                                      ---------         ---------         ---------

BALANCE OF CASH AS AT END OF YEAR                                          30.0              53.4              53.4
                                                                      =========         =========         =========

The accompanying notes are an integral part of the financial statements.

                                     F - 60

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

     A.   THE "RUN OFF" PLAN, THE SPECIAL LINE OF CREDIT OF THE BANK OF ISRAEL
          AND THE BLUEPRINT FOR THE SALE OF THE SHARES OF THE BANK

     Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank turned to the Governor of the Bank of Israel (hereinafter -
     the "Governor") on August 22, 2002, with a request for a special line of credit.

     DECISIONS OF THE MINISTERIAL COMMITTEE FOR SOCIAL AND ECONOMIC AFFAIRS
     REGARDING APPROVAL AND EXTENSION OF THE RUN-OFF PLAN

     On October 10, 2005 the Ministerial Committee for Social and Economic
     Affairs (the Social Economic Cabinet) approved the extension of the Bank's
     "Run-Off" plan, after two years earlier, on July 29, 2003, it had decided to adopt it. The main principles of the Committee's decision from October
     10, 2005 are as follows:

          >>   The assets of the Bank are to be sold of in a supervised process and over a period ending by July 31, 2008, in the framework of the "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the Government Companies Authority.

          >>   The maximum amount of the special line of credit will at no time exceed NIS 1.25 billion and over the period of executing the
               Run-Off plan it will not exceed the amounts approved by the Bank of Israel.

          >>   The Bank will not use the special line of credit or other sources for the purpose of providing new credit.

          >>   The Government is responsible for the repayment of the special line of credit as from July 1, 2005, on the condition that the interest on the credit line until the end of the plan shall not exceed the Bank of Israel interest rate.

          >>   If, at the end of the Run-Off plan, there remains an unpaid balance of the special line of credit, the Government will repay the balance to the Bank of Israel until July 31, 2008. The
               Government has noted before it the notice of the Governor of Bank of Israel that in exchange for its repayment of the credit balance, the collateral that was provided by the Bank for
               repayment of the credit line will be assigned in its favor (the debenture dated November 14, 2002 by which the Bank created a general floating lien in favor of the Bank of Israel, which was amended on December 29, 2005).

     The Bank is presently in the process of implementing the "Run-Off" plan as described in more detail below.

     THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

     Following the liquidity problems encountered by the Bank in the third quarter of 2002, the Bank of Israel had provided it a special line of credit, which was recently extended until July 31, 2008 in accordance with the letter of the Governor from October 30, 2005. The terms of the special line of credit were determined by the Governor of the Bank of Israel and over time they underwent changes. The present terms of the special line of credit are specified in the letter of the Governor from October 30, 2005, and the principal terms are as follows:

                                     F - 61

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     >>   The credit line will be in effect until no later than July 31, 2008.

     >>   The maximum amount of the credit line will at no time exceed NIS 1.25 billion and it will decline in accordance with a forecast that was attached to the notice of the Governor of the Bank of Israel regarding extension of the line until July 31, 2008.

     >>   The Bank will be allowed to continue to use the credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

     >>   The interest on the utilized credit will be the "Bank of Israel interest rate" (it is noted that before July 29, 2003 the utilized credit bore a higher rate of interest).

     >>   Any significant administrative expense that deviates from the Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

     >>   Limitations were set on the Bank's volume of activity with respect to making and pledging deposits with banks.

     The letter of the Governor dated October 30, 2005 noted that, should the
     Bank of Israel, in its sole and exclusive discretion, see fit so to do, consideration will be given to the imposition of further restrictions upon the operations of the Bank in addition to those contained in the above-mentioned letter, whether or not those further restrictions relate to non-compliance with the provisions of the "Run-off plan."

     The utilized balance of the special line of credit of the Bank of Israel
     (not including accrued interest) was NIS 476 million as at December 31,
     2007 (compared with NIS 751 million as at December 31, 2006).

     THE COMPONENTS OF THE RUN-OFF PLAN

     The principal components of the "Run-Off" plan that was approved by the
     Bank's Board of Directors are a supervised sale of the Bank's assets by the end of the plan period and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special line of credit by the Bank of Israel. As a part of this process the Bank also implemented an extensive and detailed efficiency plan.

     In accordance with the "Run-Off" plan and the efficiency plan implemented by the Bank, the Bank refrains from granting new credit and concentrates its activities on collecting the existing credit.

     As part of the implementation of its plans, the Bank has significantly reduced or completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room (for customers), maintenance of current accounts, checking accounts and securities accounts, processing grants, operating cash and clearing facilities (independently) and credit cards. The Bank also refrains from accepting new deposits and it has recently stopped (subject to certain exceptions) renewing existing deposits that reach maturity.

     The reduction in the Bank's operations was also accompanied by a reduction in the Bank's staff.

                                     F - 62

                               The Industrial Development Bank of Israel Limited

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     On July 26, 2005 the Bank's Board of Directors discussed a document that had been prepared regarding the extension of the "Run-Off" plan. In light of the document's conclusion regarding the advantages of extending the plan, the Board of Directors approved extension of the plan until July 31,
     2008. The Bank's Board of Directors also decided on the same occasion that due to the reduction in the Bank's activity according to the "Run-Off" plan and the date to which the plan was extended, the Bank would notify the
     Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the "Run-Off" plan, and to the restricted license specifying that it is valid until the end of the plan (July 31, 2008).

     In his letter from January 29, 2006 the Bank was notified by the Governor of the Bank of Israel as follows:

          >>   The banking license the Bank received on June 4, 1989 will be restricted so that the Bank cannot engage in any business it did not engage in prior to the date of the license (until the date of the license the Bank acted as an investment bank) and without derogating from the generality of the aforementioned, the Bank will not receive new deposits and will not renew deposits
               reaching their current date of maturity, other than from the shareholders.

          >>   The Bank's banking license will be revoked as from August 1,
               2008.

     In a letter dated May 1, 2007, the Bank of Israel announced that if the blueprint set out below for the sale of the shares of the Bank is implemented prior to July 31, 2008, the banking license of the Bank will be cancelled on the date the blueprint is carried out.

     BLUEPRINT FOR THE SALE OF THE SHARES OF THE BANK

     The Finance Ministry and the Government Companies Authority are in the
     process of assessing and taking steps to advance the blueprint for the sale of all of the issued share capital of the Bank to a third party purchaser.
     As part of this, on June 17, 2007, the Government Companies Authority issued a request for information (RFI) in which it announced, among other things, that the Government of Israel, through the Government Companies
     Authority, was requesting information from parties interested in purchasing the Industrial Development Bank of Israel Ltd. and was requesting that those interested parties submit their requests on July 3, 2007. The RFI also included a description of the proposed blueprint for the sale whereby, among other things, the holdings of the State in the shares of the Bank, including the controlling shares (ordinary shares A) and the holdings of the other holders of controlling shares (the three large bank groups: Bank
     Discount, Bank Hapoalim, Bank Leumi, and also First International Bank,
     IDB, and the Association of Industrialists) will be transferred to the designated buyer, the shares of the Bank that are traded on the Tel Aviv
     Stock Exchange and which are held by the public will be purchased by the designated buyer, as part of the creditors agreement pursuant to article
     350 of the Companies Law - 1999, whereas preferred Shares D and DD held by the public will be redeemed and the accrued preferred dividend in arrears will be paid in respect thereof. A detailed description of the blueprint that was included in the RFI can be found in the Immediate Report issued by the Bank on June 17, 2007. As reported to the Bank by the Government
     Companies Authority, on the date stipulated for submission of the requests,
     July 3, 2007, eleven requests were received at the offices of the Authority from companies and individuals.

                                     F - 63

                               The Industrial Development Bank of Israel Limited

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     At the beginning of 2008, at the request of the State and other shareholders, Professor A. Barnea prepared a proposal for the distribution of the proceeds to be received upon the realization of the blueprint (if and when it is implemented), among the various shareholders of the Bank.
     Professor Barnea's document, which contains the proposed distribution formula and which is dated January 13, 2008, was attached to the Immediate
     Report issued by the Bank on January 15, 2008. Among the ordinary shareholders of the Bank who requested the proposal are Bank Leumi, Bank
     Hapoalim, Discount Bank, the financial institutions which filed the suit against the Bank regarding the renewal of the dividend distribution, and part of the holders of the Bank's ordinary preferred shares. Please note that the Bank is not in possession of information that the State and the aforementioned shareholders have given their consent to the distribution formula and even at this stage, it is impossible to know if and when the blueprint will be implemented. In addition, the sale of the holdings of the
     State in the Bank necessitates passage of a privatization resolution by the
     Ministerial Committee on Privatization, a resolution which has not yet been passed.

     As mentioned above, the decision of the Government stipulates that the
     Run-off Plan shall conclude on July 31, 2008. As of the date of approval of these financial statements, it is not known whether the blueprint plan for the sale will be implemented

     The financial statements do not contain any changes in the value or classification of assets or liabilities that may be required should the
     Bank cease to operate as a "going concern".

     B.   DEFINITIONS

     In these financial statements -

     ADJUSTED AMOUNT - The nominal historical amount adjusted to the effect of the changes in the general purchasing power of the Israeli currency in accordance with the opinions of the Institute of Certified Public
     Accountants in Israel.

     REPORTED AMOUNT - The adjusted amount as at the date of transition with the addition of amounts in nominal values that were added after the date of transition and less amounts subtracted after the date of transition.

     DATE OF TRANSITION - December 31, 2003.

     ADJUSTED FINANCIAL REPORTING - Financial reporting in amounts adjusted to the effect of the changes in the general purchasing power of the Israeli currency in accordance with the opinions of the Institute of Certified
     Public Accountants in Israel.

                                     F - 64

                               The Industrial Development Bank of Israel Limited

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     C.   FINANCIAL STATEMENTS IN REPORTED AMOUNTS

     GENERAL

     The financial statements have been prepared in accordance with directives and guidelines of the Supervisor of Banks in Israel and in accordance with generally accepted accounting principlesin Israel.

     In October 2001 the Israel Accounting Standards Board published Accounting
     Standard No. 12, "Discontinuance of Adjustment of Financial Statements".
     Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements was discontinued as at January 1, 2004. Until December 31, 2003, the Bank
     continued to prepare adjusted financial statements in accordance with the directives of the Supervisor of Banks, on the basis of the principles of the Opinion No. 36 of the Institute of Certified Public Accountants in
     Israel. The adjusted amounts presented in the financial statements as at
     December 31, 2003 are the basis for the financial statements in reported amounts. Any additions made during the period are included according to their nominal values.

     BALANCE SHEET

     Non-monetary items are stated at reported amounts.

     Monetary items are stated in the balance sheet at their nominal historical values as at balance sheet date.

     Amounts of non-monetary assets do not necessarily reflect their realizable value or current economic value, but only the reported amounts of such assets.

     The term "cost" in these financial statements means the reported amount of cost.

     STATEMENTS OF INCOME

     Income and expenses deriving from non-monetary items or from provisions included in the balance sheet are derived from the difference between the reported amount of the opening balance and the reported amount of the closing balance. All other operating items are stated at their nominal historical values.

     D.   STATEMENT OF ADJUSTMENTS TO SHAREHOLDERS' EQUITY

     On January 1, 2006, the Bank implemented for the first time accounting
     Standard No. 22, "Financial Instruments: Disclosure and Presentation'
     (hereinafter - the "Standard"). The Standard sets forth the presentation provisions of financial instruments in the financial statements and details the required fair disclosure thereof. In addition, the Standard stipulates the manner of classification of financial instruments as financial liabilities and equity, classification of interest, dividends, and related losses and gains, and the circumstances under which an entity can set off financial assets and liabilities. The Standard cancels Opinion No. 53, "The
     Accounting Treatment of Convertible Liabilities" and Opinion No. 48, "the
     Accounting Treatment of Option Warrants".

     In respect of certain issues relating to the aforementioned treatment, there exist directives of the Supervisor of Banks. In such cases, the Bank is subject to those directives.

                                     F - 65

                               The Industrial Development Bank of Israel Limited

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     D.   STATEMENT OF SHAREHOLDERS' EQUITY (CONT.)

     The initial implementation of the Standard resulted in a reduction in shareholders' equity in an amount of NIS 204.1 million, as a result of the classification of participating preference shares of Class C, CC, and CC1 which were previously classified as shareholders' equity, to a liability in respect of participating preference shares.

     Adoption of the Standard was prospective. Comparative amounts relating to previous periods were not restated.

     The difference generated until May 6, 1996 between the adjustment of the special deposit with the Israeli Treasury which, up to May 6, 1996, was linked to the exchange rate of the US dollar, in respect of the participating preference shares similarly linked to the exchange rate of the US dollar, and the adjustment of the said deposit on the basis of the
     CPI, is reflected in the statement of shareholders' equity in the item entitled "Accumulated difference on translation of a dollar linked deposit".

     Further to the initial implementation of Standard No. 22, the balance of the accumulated difference from the dollar-linked deposit was cancelled as from January 1, 2006, due to the fact that the participating preference shares were classified to a liability in respect of participating preference shares and are measured, as from that date, on the basis of their dollar-linked value (see Note 8).

     The difference generated from May 7, 1996, between the adjustment of the perpetual deposit with the Israeli Treasury, linked from that date to the
     CPI (which in no event will be less than its dollar value as it was on
     October 1, 1987) and the adjustment of the non-participating shares linked to the exchange rate of the dollar, is reflected in the statement of shareholders' equity in the item entitled "Accumulated difference on translation of CPI-linked deposit" (see Note 8).

     E.   EXCHANGE RATES AND LINKAGE

     (1)  Assets and liabilities denominated in, or linked to, foreign currency, except for investments in securities, are stated on the basis of the representative exchange rates, published by Bank of Israel, in effect on balance sheet date or on a date relevant to the particular transaction.

     (2)  Assets and liabilities linked to the CPI are stated according to the contractual linkage terms of each balance.

     (3)  Assets and liabilities, which are optionally linked to the CPI or to foreign currency, are stated in the financial statements using the relevant basis under the terms of the respective transactions.

     (4)  Interest and linkage differences accrued in respect of assets and liabilities are included in the balance sheet under the items to which they relate.

                                     F - 66

                               The Industrial Development Bank of Israel Limited

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     E.   EXCHANGE RATES AND LINKAGE (CONT'D)

     (5)  Following are details of exchange rates and the CPI and the rates of change therein:

                                  DECEMBER 31                           RATE OF CHANGE DURING
                        ---------------------------------         ----------------------------------
                        2007         2006            2005         2007           2006           2005
                        ----         ----            ----         ----           ----           ----
                                                                    %              %              %
                                                                  ----           ----           ----

Representative
 exchange rate
 of US$1
 (in NIS)               3.846        4.225           4.603        (9.0)          (8.2)          6.8

CPI in points
 for:
 December               191.1        184.9           185.0         3.3           (0.1)          2.4

 November               190.0        184.9           185.4         2.8           (0.3)          2.7

     F.   SECURITIES

     In accordance with the directives of the Supervisor of Banks securities are to be classified into three groups, and principles of measurement were provided for each group as follows:

     HELD-TO-MATURITY DEBENTURES

     Such debentures are stated at their amortized cost as at balance sheet date. Such cost represents the par value plus linkage increments and interest accrued since acquisition. It also includes the unamortized discount or premium, generated upon acquisition. Income from held-to-maturity debentures is recognized on the accrual basis.

     AVAILABLE-FOR-SALE SECURITIES

     Such securities are stated at their fair value. Income therefrom is recognized on the accrual basis. The difference between the fair value and the amortized cost of available-for-sale securities, net of the related tax effect, is recorded as a capital reserve. Non-marketable shares are stated
     at their reported cost.

     SECURITIES FOR TRADING

     Such securities are stated at their fair value. Gains or losses arising from changes in the fair value are recognized in the statement of income.
     The fair value of securities for trading is determined based on their stock market prices as at balance sheet date.

                                     F - 67

                               The Industrial Development Bank of Israel Limited

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     F.   SECURITIES (CONT'D)

     IMPAIRMENT IN VALUE OF INVESTMENTS

     From time to time the Bank examines whether there has been an impairment in the value of its investments in securities which is not of a temporary nature. This examination is performed when there are signs that may indicate the possibility of an impairment in the value of an investment, including a decline in their stock market prices, the business of the investee, the industry in which the investee operates and additional parameters. Provisions for the adjustment in value of these investments, which in accordance with the opinion of the Management are based on an examination of the overall relevant aspects and the significance of each, and which are not of a temporary nature, are recorded in the statement of income.

     G.   ALLOWANCE FOR DOUBTFUL DEBTS

     The financial statements include specific allowances for doubtful debts, which, in Management's opinion, fairly present the anticipated loss on the credit portfolio, including off-balance sheet credit.

     In determining the adequacy of the allowances, Management based itself upon the evaluation of the risk involved in the credit portfolio using available information on the customers' financial position, volume of activity, past record and adequacy of the collaterals received.

     The directives of the Supervisor of Banks require that, commencing with
     1992, banks include, in addition to the specific allowance for doubtful debts, a supplementary allowance for doubtful debts, which replaces the general allowance, which had been required up to that time. The supplementary allowance for doubtful debts is based upon excessive credit balances, measured according to specified quality characteristics of the credit portfolio, as provided in the directives of the Supervisor of Banks.
     In accordance with the aforementioned requirements, a portion of the general allowance, as at December 31, 1991, equal to 1% of the total debt to which it was related at that date, is to be maintained in inflation adjusted values. According to a directive of the Supervisor of Banks the adjustment to inflation of the general allowance was discontinued as at
     January 1, 2005.

     According to Directive 315 of Proper Banking Procedures, a banking corporation must record a supplementary allowance for doubtful debts in respect of debts of customers which deviate from limits stipulated by the
     Supervisor of Banks, which are calculated as a certain percentage of the
     Bank's capital, as stipulated for purposes of calculating the minimum capital ratio. These limits relate to the indebtedness of an individual borrower or a borrower group, to the indebtedness in respect of financing the acquisition of means of control of corporate entities and to the indebtedness of related parties.

     As a result of the decline in the "first tier capital" of the Bank and the limitation on the amount of "second tier capital" that may be taken into consideration, a part of the customers' debts to the Bank exceed the amounts of the aforementioned limits.

     Furthermore, Directive 315 of the Proper Banking Procedures provides that a banking corporation is required to make a supplementary allowance for doubtful debts if the total liabilities of a certain sector to the banking corporation exceed 20% of the total liabilities of the public to the banking corporation (hereinafter - "the limit on sector indebtedness").

                                     F - 68

                               The Industrial Development Bank of Israel Limited

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     G.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

     Since the Bank has stopped providing new credit and is focusing on the collection of the existing credit to its customers, its ability to spread the indebtedness of its customers between the various sectors has decreased and it may on occasion deviate from the limit on sector indebtedness.

     The Bank applied to the Bank of Israel requesting an exemption from recording the supplementary allowance for doubtful debts deriving from deviations from the aforementioned various debt limits.

     In his letters dated May 28, 2003 and August 21, 2003, the Supervisor of
     Banks exempted the Bank from the requirement to increase the supplementary allowance for doubtful debts in its financial statements as at March 31,
     2003 and June 30, 2003, in respect of deviations from the debt limits of an individual borrower and a borrower group and in respect of deviations from limits in respect of financing means of control in corporate entities.

     In his letter of November 26, 2003, the Supervisor of Banks announced that in light of the Government's decision on the affairs of the Bank, the
     Bank's plan to reduce its activity and the commitment of the Government to repay the special line of credit, which was granted to the Bank by the Bank of Israel and which is being used by the Bank to repay its liabilities to its depositors, he approves the following relief with respect to implementation of the Proper Banking Procedures:

     A.   As from the financial statements as at September 30, 2003 and thereafter, the Bank is exempt from increasing the supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group and deviations from debt limits in respect of financing means of control in corporate entities, and in respect of deviations from the limit of sector indebtedness.

     B.   The Bank is allowed to reduce the supplementary allowance it recorded in respect of the deviation from the aforementioned limits in the last quarter of 2002.

     C.   The Bank is allowed to reduce the supplementary allowance it recorded in the past in respect of the deviation from indebtedness of related parties.

     Accordingly, in the Bank's financial statements as at December 31, 2003, the Bank did not record a supplementary allowance for doubtful debts in respect of deviations from the aforementioned limits, and the supplementary allowance for doubtful debts in the amount of NIS 7.5 million that was included in the financial statements of the Bank on December 31, 2002 and thereafter, in respect of the deviation from these limits, was cancelled in the third quarter of 2003.

     It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to record a supplementary allowance in significant amounts in respect of these deviations, which would have had a material impact on its financial results for those periods. In addition, the adjustment of the supplementary allowance for changes occurring from time to time in the volume of the deviations would have impacted on the financial results of the Bank in the subsequent reporting periods.

     The aggregate balance of the general allowance and the supplementary allowance for doubtful debts in accordance with the directives of the Bank of Israel, as at December 31, 2007, constitutes 5.94% of the credit to the public risk, which includes credit risk and off-balance sheet credit risk as calculated for purposes of individual borrower and group of borrowers limitations (December 31, 2006 - 4.82%).

                                     F - 69

                               The Industrial Development Bank of Israel Limited

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     G.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

     The Bank's policy is not to write-off doubtful debts until all collection efforts, with respect thereto, have been exhausted. If Management concludes that recovery of a debt is no longer possible, then cases involving significant amounts are brought before the authorized bodies of the Bank, which decide upon their being written-off.

     H.   FIXED ASSETS

     Fixed assets are stated at cost net of accumulated depreciation.
     Depreciation is calculated using the "straight-line" method, at rates deemed adequate to write off the assets over their estimated useful lives.

     I.   CONTINGENT LIABILITIES

     The accounting treatment of contingent legal claims is based on an opinion received by management of the Bank from its legal counsel, on which management of the Bank relies, which provides the probability of occurrence of the exposure to risk relating to contingent claims. The claims were classified in accordance with the probability ranges of occurrence of the exposure to risk as follows:

     1)   Probable - when the probability is over 70%.

     2)   Reasonably possible - when the probability is over 20% and less than or equal to 70%.

     3)   Remote - when the probability is less than or equal to 20%.

     Only in rare cases is a banking institution allowed to state in the financial statements that in the opinion of the bank's management, based upon its legal counsel, it is unable to evaluate the probability of realization of the exposure to risk in respect of a claim for which a petition was filed to have the claim certified as a class action, this in the four financial statements that are published after the filing of the petition. The Bank has provided disclosure with respect to material legal proceedings pending against the Bank. Note 21D provides disclosure regarding contingencies in respect of which the risk of occurrence of the exposure is not remote and for which no provision was made. The Bank's practice is to include in its financial statements appropriate provisions in respect of claims which in the opinion of management of the Bank will not be rejected or cancelled and the risk of their occurrence is probable.

     J.   BASIS OF RECOGNITION OF INCOME AND EXPENSES

     (1)  Income and expenses are recognized on the accrual basis.

     (2)  As to the basis of recognition of income and expenses with respect to trading securities and derivative financial instruments defined as other transactions, see F and L, respectively.

                                     F - 70

                               The Industrial Development Bank of Israel Limited

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NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     K.   EMPLOYEE RIGHTS

     Appropriate provisions cover the Bank's liability for payment of severance pay and other benefits to its employees, according to labor agreements.

     In December 2002, the Bank, the General Federation of Labor and the Bank's
     employee committee signed a special collective agreement regarding a reduction in the number of the Bank's employees. According to this agreement some of the employees are entitled to a pension as from the date of termination of their employment. In respect of such employees, the Bank signed an agreement with a pension fund which arranges the payment of the pensions. In accordance with the agreements, on the date on which the employment of each such employee is terminated, the Bank deposits with the pension fund the amount required in order to purchase the pension rights for the employee. The Bank included a provision in respect of the anticipated cost of acquisition of the pension rights, as calculated by a pension consultant.

     L.   DERIVATIVE FINANCIAL INSTRUMENTS

     The Bank implements the directives of the Supervisor of Banks regarding derivative financial instruments and hedging activities. The directives are based on the principles stipulated in U.S. Accounting Standard FAS 133. In accordance with these directives, the Bank presents all the derivative instruments, including certain derivative instruments embedded in other contracts, as assets or liabilities in the balance sheet and measures them according to fair value. The change in the fair value of a derivative instrument is recorded in the statement of income or included in the shareholders' equity as a component of other comprehensive income, according to the designated purpose of the instrument.

     M.   OFF-SETTING OF FINANCIAL INSTRUMENTS

     Pursuant to the directives of the Supervisor of Banks, amounts of designated deposits, the repayment of which to the depositor is contingent on the collection of the loans granted therefrom, are offset against the amounts of the related loans and, therefore, are not reflected in the balance sheet. Income earned from such collection-based loan operations is classified as operating commissions.

     In accordance with the instructions of the Supervisor of Banks, assets and liabilities in respect of financial instruments with the same counter party are set-off against one another and presented net in the balance sheet when the following cumulative conditions are fulfilled:

     (1)  In respect of such liabilities the Bank has the legal right to enforce the set-off of the liabilities from the assets.

     (2)  The Bank intends to pay the liabilities and realize the assets on a net basis or simultaneously.

                                     F - 71

                               The Industrial Development Bank of Israel Limited

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NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     N.   TAXES ON INCOME

     The provision for taxes on the income of the Bank, which is classified as a financial institution for value-added tax purposes, includes a provision for profit tax leviable on the Bank's income under the provisions of the
     Value-Added Tax Law. Value-added tax on payroll ("Payroll Tax"), which is leviable on the payroll costs of financial institutions, is reflected in the statement of income under the "payroll and related expenses" item. In the period between 2002 and 2006, the payroll and related expenses item was not charged with any expense relating to payroll tax due to losses for profit tax purposes.

     O.   STATEMENT OF CASH FLOWS

     Cash flows from activity in assets and liabilities are presented net, except for securities, fixed assets, and capital notes. "Cash", for purposes of the cash flow statement, includes cash balances and cash deposits with banks for an initial period not exceeding three months.

     P.   USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of income and expenses during the reported period. Actual results may differ from such estimates.

     Q.   NET INCOME (LOSS) PER SHARE

     Commencing on January 1, 2006, the Bank implemented Accounting Standard No.
     21 "Income Per Share" of the Israel Accounting Standards Board. This
     standard, which is based on International Accounting Standard No. 33, replaces Opinion No. 55 of the Institute of Certified Public Accountants in
     Israel on this issue and sets out new rules regarding the calculation of income per share and the presentation thereof in the financial statements.
     According to the provisions of the Standard, the Bank computes income per share in respect of income from continuing operations allocated to ordinary shareholders. Income per share is computed by dividing the income or loss allocated solely to the ordinary shareholders, by the weighted average of the number of ordinary shares in circulation during the reported period. In the past, income per share was computed in relation to an amount which equals US$1 of the par value of the shares, according to the basic exchange rate to which they are linked. Comparative amounts of income per share in these financial statements were restated in respect of the retroactive implementation of the calculation provisions of the new standard.

     R.   IMPAIRMENT OF ASSETS

     Accounting Standard No. 15, "Impairment in value of assets" stipulates the procedures to be implemented by the corporation in order to ensure that its assets in the balance sheet are not presented at amounts higher than their recoverable value. Such value is the higher of the net selling price and the present value of the estimated future cash flows expected to be generated from the use and disposal of the asset. The Standard also stipulates principles of presentation and disclosure regarding assets which have been impaired.

                                     F - 72

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     S.   BUSINESS SEGMENTS

     In accordance with an approval received from Bank of Israel, the Bank is not required to report according to business segments.

     T.   DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
          PRIOR TO THEIR APPLICATION

     1.   In July 2006, the Israel Accounting Standards Board issued Accounting
          Standard No. 29, "Adoption of International Financial Reporting
          Standards ("IFRS")" (hereinafter - the "Standard"). The Standard provides that entities subject to the Securities Law - 1968 that are required to report according to the regulations of this law, are to prepare their financial statements for periods beginning as from
          January 1, 2008 according to IFRS. This does not apply to banking institutions, the financial statements of which are presented in accordance with the directives and guidelines of the Supervisor of
          Banks.

          In addressing the manner in which the Standard is to be implemented by banking institutions, the Supervisor of Banks notified the banking institutions that:

          a.   He intends on regularly issuing directives for the implementation of Israeli standards issued by the Israel Accounting Standards
               Board, which are based on IFRS that do not relate to the core banking business.

          b.   In the second half of 2009 he will render his decision regarding the date of implementation of IFRS that relate to the core banking business, taking into account the results of the process of adoption of these standards in Israel on the one hand and the progress of the process of convergence of IFRS and U.S. standards on the other.

          c.   Therefore, in addressing the core banking business, the financial statements of a banking institution presented in accordance with the directives and guidelines of the Supervisor of Banks will continue to be presented on the basis of U.S. standards that were set out in the public reporting directives.

     2.   In December 2006, the Israel Accounting Standards Board published
          Accounting Standard No. 23, "The Accounting Treatment of Transactions
          between an Entity and Its Controlling Shareholder" (hereinafter - the
          "Standard"). The Standard replaces the Securities Regulations
          (Financial Statement Presentation of Transactions between a
          Corporation and its Controlling Shareholder) - 1996 as adopted in the public reporting directives of the Supervisor of Banks. The Standard stipulates that assets and liabilities that were the subject of a transaction between an entity and its controlling interest shall be measured at the date of the transaction at fair value and that the difference between the fair value and the proceeds of the transaction are to be carried to shareholders' equity. A debit difference is in essence a dividend, thereby reducing retained earnings. A credit difference is in essence an owners' investment and shall be presented as a separate item in shareholders' equity entitled "Capital reserve from a transaction between the entity and its controlling
          shareholder".

                                     F - 73

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     T.   DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
          PRIOR TO THEIR APPLICATION (CONT'D)

          The Standard discusses three issues relating to transactions between an entity and its controlling interest, as follows: the transfer of an asset from the controlling shareholder to the entity or alternatively, the transfer of an asset from the entity to the controlling shareholder; a controlling shareholder's assumption of a liability, in whole or in part, to a third party on behalf of the entity, the indemnification of the entity by a controlling shareholder in respect of an expense, or the waiver by the controlling shareholder to the entity of a debt, in whole or in part, due to the shareholder from the entity; and loans granted to the controlling shareholder or received from the controlling shareholder. In addition, the Standard stipulates the disclosure that must be made in the financial statements in connection with transactions between the entity and its controlling shareholder during the period.

          The Standard applies to transactions between an entity and its controlling shareholder that were made after January 1, 2007, as well as to loans granted to or received from a controlling shareholder prior to the effective date of the Standard, as of the effective date.

          As of the date of the release of the financial statements, the
          Supervisor of Banks has not yet issued a directive regarding the manner of adoption of the Standard by banking institutions, if at all.

     3.   A directive on the issue of measurement and disclosure of impaired debts, credit risk and the allowance for credit losses - On December
          31, 2007, the Supervisor of Banks issued a draft directive on the issue of "Measurement and Disclosure of Impaired Debts, Credit Risk
          and the Allowance for Credit Losses". The directive was raised for discussion at the Advisory Committee of the Bank of Israel regarding banking matters.

          The directive is based on accounting principles accepted among U.S.
          banks. The principles behind the draft directive constitute a significant change over the current directives regarding the classification of problematic debts and the measurement of allowances for doubtful debts in respect of credit losses. The new directive sets out explicit rules in connection with the classification of impaired debts, credit risk, measurement of allowances for credit losses, the accounting write-off of debts and the recognition of income in respect of debts. In addition, the new guidelines set out explicit requirements for maintaining a systematic process for setting up provisions for credit losses and preservation of documentation that supports the process and the allowances.

          The new directive is supposed to go into effect commencing with the financial statements as of January 1, 2010. The directive set out transition provisions for implementation in the annual financial statements for 2007 and in the financial statements to be issued during 2008 and 2009. The transition provisions for the annual financial statements of 2007 relate to setting out the major features of the directive, information regarding the preparations of a banking entity to implement the directive and data in respect of the expected impact (direction and scope) of initial implementation of the directive on shareholders' equity as of January 1, 2010. The transition provision for the annual financial statements of 2009 includes, in addition to the above, the requirement to provide quantitative information regarding the adoption of the new guidelines on:

          -    The recorded balance of credit debt as of January 1, 2010, with a breakdown into its various components.

                                     F - 74

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     T.   DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
          PRIOR TO THEIR APPLICATION (CONT'D)

          -    The balance of the provision for credit losses as of January 1,
               2010, with a breakdown into its various components.

          -    The balance included in the required disclosure for the report of the board of directors as of January 1, 2010.

          -    The balance of the provision for credit losses in respect of off-balance sheet credit instruments as of January 1, 2010.

          -    The balance of current or deferred taxes receivable or payable in respect of the provision for credit losses and accounting
               write-offs as of January 1, 2010.

          -    The impact on shareholders' equity as of January 1, 2010.

     In its letter dated August 12, 2007, the Bank of Israel notified the Bank that the Bank is entitled not to take steps toward implementation of this directive.

NOTE 2 - CASH AND DEPOSITS WITH BANKS

                                                DECEMBER 31 DECEMBER 31
                                                    2007      2006
                                                  -------   -------
                                                  REPORTED  REPORTED
                                                  AMOUNTS   AMOUNTS
                                                  -------   -------
                                                    NIS       NIS
                                                 MILLIONS   MILLIONS
                                                  -------   -------

Cash and deposits with Bank of Israel                 5.9       8.1
Deposits with commercial banks (1)                   24.1      50.6
Deposits in special banking institutions              3.8       7.7
                                                  -------   -------

Total                                                33.8      66.4
                                                  =======   =======

Including cash, deposits with Bank of Israel
 and with banks for an initial period not
 exceeding three months                              30.0      53.4
                                                  =======   =======

     (1)  As to the pledge on deposits with commercial banks - see Note 17 below.

                                     F - 75

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 3 - SECURITIES

     A.   COMPOSITION

                                                       DECEMBER 31, 2007
                             -------------------------------------------------------------------------
                                                           NON-REALIZED      NON-REALIZED
                                                            GAINS FROM        LOSSES FROM
                             CARRYING       ADJUSTED     ADJUSTMENTS TO     ADJUSTMENTS TO      FAIR
                              VALUE         VALUE (1)      FAIR VALUE         FAIR VALUE      VALUE (2)
                             -------         -------         -------            -------        -------
                                                        REPORTED AMOUNTS
                             -------------------------------------------------------------------------
                                                          NIS MILLIONS
                             -------------------------------------------------------------------------

AVAILABLE-FOR-
 SALE SECURITIES

Other debentures                 0.5             0.5               -                  -             0.5
Shares of others                45.8            36.3             9.5                  -            45.8 (3)
                             -------         -------         -------            -------         -------
Total available-
 for-sale securities            46.3            36.8             9.5 (4)              -            46.3
                             -------         -------         -------            -------         -------

Total securities                46.3            36.8             9.5                  -            46.3 (3)
                             =======         =======         =======            =======         =======

                                                       DECEMBER 31, 2006
                             -------------------------------------------------------------------------
                                                          NON-REALIZED       NON-REALIZED
                                                           GAINS FROM        LOSSES FROM
                             CARRYING        ADJUSTED     ADJUSTMENTS TO     ADJUSTMENTS TO       FAIR
                               VALUE         VALUE (1)      FAIR VALUE        FAIR VALUE         VALUE (2)
                             -------         -------         -------            -------         -------
                                                        REPORTED AMOUNTS
                             -------------------------------------------------------------------------
                                                          NIS MILLIONS
                             -------------------------------------------------------------------------

AVAILABLE-FOR-
 SALE SECURITIES

Other debentures                 0.7             0.7               -                  -             0.7
Shares of others                49.7            41.0             8.7                  -            49.7 (3)
                             -------         -------         -------            -------         -------
Total available-
 for-sale securities            50.4            41.7             8.7 (4)              -            50.4
                             -------         -------         -------            -------         -------
Total securities                50.4            41.7             8.7                  -            50.4 (3)
                             =======         =======         =======            =======         =======

     (1)  In the case of shares - cost less provision for impairment in value, where required.

     (2)  Fair value data are based, generally, on stock market prices, which do not necessarily reflect the price which would be received on the sale of a large quantity of shares.

     (3)  Includes shares, the fair value of which is not readily determinable, which are stated at cost in the amount of NIS 11.8 million (December
          31, 2006 - NIS 16.7 million).

     (4)  Included in shareholders' equity in the category "adjustment from presentation of available-for-sale securities at fair value".

     B.   See Note 4E regarding the classification of a customer's debt to the securities item.

     NOTE: For detail regarding results of investments in debentures - see Note
          23E, and for detail regarding results of investments in shares - see
          Note 25.

                                     F - 76

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (1)

     A.   COMPOSITION OF CREDIT

                                                                 DECEMBER 31      DECEMBER 31
                                                                    2007             2006
                                                                   -------         -------
                                                                      REPORTED AMOUNTS
                                                                   -----------------------
                                                                NIS MILLIONS    NIS MILLIONS
                                                                   -------         -------

Credit                                                             5,566.3         6,570.8
General and supplementary allowances for doubtful debts(1)            45.2            51.7
                                                                   -------         -------

Total                                                              5,521.1         6,519.1
                                                                   =======         =======

     B.   CREDIT TO THE PUBLIC INCLUDES:

     1.   CREDIT TO PROBLEMATIC BORROWERS (2) WHICH ARE NOT INCLUDED IN THE
          AGRICULTURAL SECTOR AND ARE NOT LOCAL AUTHORITIES

                                                                                     DECEMBER 31    DECEMBER 31
                                                                                       2007            2006
                                                                                      -------         -------
                                                                                          REPORTED AMOUNTS
                                                                                      -----------------------
                                                                                    NIS MILLIONS    NIS MILLIONS
                                                                                      -------         -------
a.       Non-income bearing credit to problematic borrowers -
         Unlinked Israeli currency                                                       41.1           123.7
         Israeli currency linked to the CPI                                               3.9             7.0
         Denominated in or linked to foreign currency                                     3.5            10.9
                                                                                      -------         -------
                                                                                         48.5           141.6
                                                                                      =======         =======
b.       Credit restructured during the year, without waiver of income -
         Unlinked Israeli currency                                                       23.3            21.7
         Israeli currency linked to the CPI                                               1.1            38.2
         Denominated in or linked to foreign currency                                     1.0             5.1

c.       Credit to borrowers regarding which there is an as-yet
         unimplemented Management decision to restructure
         their debt                                                                       9.3            26.5

d.       Credit temporarily in arrears                                                    8.7            14.5
         Interest income recorded in respect thereof                                      0.7             0.4

e.       Credit under special supervision                                               139.8           156.2

     (1)  The specific allowance for doubtful debts was deducted from the relevant credit categories.

     (2)  The balance of problematic debts, less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

                                     F - 77

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR

     In 1991, the Bank joined the Kibbutz Debt Arrangement, signed in 1989 by the banks, the Government and the Kibbutz movements. This Arrangement includes the implementation of a rehabilitation program prepared by the borrowers, the waiver by the Bank of part of the loans granted by it, receipt of Government grants designated for the early repayment of a part of the Kibbutz debts, and a rescheduling of another portion of the debts for a period of up to 25 years, in respect of which the Government provided less costly financing which leaves the Bank with a margin of 2% p.a.

     During 1991 through 1996, the Bank received from the Government the grants under the Kibbutz Arrangement of 1989, designated for the early repayment of the Kibbutz debts, as noted above, and reduced the outstanding Kibbutz debt accordingly. Furthermore, the Bank also received from the Government, the deposits required for the rescheduling of part of the Kibbutz debts in accordance with the Bank's proportionate share of the overall arrangement.

     In 1993, the Bank commenced the implementation of the Arrangement at the individual Kibbutz level for some Kibbutzim, reflecting the results thereof on its books.

     During 1996, a supplementary arrangement was signed by the banks, the
     Government and the Kibbutz movements for the arrangement of the debts of the Kibbutzim. In April 1999, an amendment to the supplementary arrangement was signed by the said parties. The main principles of the supplementary arrangement, including the amendment thereto, are as follows:

     -    The arrangement relates to a part of the Kibbutzim and organizations included in the first arrangement, in respect thereof it has become evident that after full execution of the financial arrangement contemplated by the first arrangement, debts remain regarding which the repayment ability envisioned, with respect thereto, under that agreement, does not allow them to fulfill their obligations (the
          "balloon" debt). Such "balloon" debt is to be written off.

     -    In respect of most of the "balloon" debts, the writing-off shall be covered as to 65% from bank sources and as to 35% from Government sources.

     -    Kibbutzim will assign part of their rights in land to the Israel Lands
          Administration. Upon each Kibbutz joining the arrangement, its land, which was found in the land survey to have an alternative value compared to agricultural use, will revert to the Israel Lands
          Administration, without attaching to it an obligatory price tag. A caveat is to be registered in favor of the banks with respect to such land. In the future, when the land is sold, part of the net proceeds to be received, which represents the value of the original rights of the Kibbutz in the land, will be paid over to the banks and the
          Government in proportion to their share in the writing-off of the debt, as stated above. The funds transferred by the Government for the purpose of the writing-off of the debts of each Kibbutz, as stated
          above, are conditional upon the consent of each individual Kibbutz to the said arrangement and its subsequent joining as a party to the supplementary arrangement, including the reversion of the land to the
          Israel Lands Administration. The abovementioned payments will be made in five annual installments: the first - an immediate payment and the remaining payments to be linked to the CPI with annual interest at a rate of 1.5%.

          The Bank set up a provision for doubtful debts in respect of all of the amounts it believes will be required taking the above into consideration.

                                     F - 78

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR (CONT'D)

          During 2007, principles were formulated regarding the transfer of the receipts that the Kibbutzim are supposed to receive in respect of the sale of their holdings in Tnuva on account of the repayment of their debts included in the Kibbutz Debt Arrangement with the banks. At the beginning of 2008, further to the completion of the Tnuva transaction, debts of Kibbutzim were repaid as part of the implementation of the abovementioned principles, in an amount of NIS 50 million. In addition, at the same date, an amount of NIS 7.5 million was received in account of debts written off in the past, which will be included in the Bank's income for the first quarter of 2008.

          Composition of the credit to the agricultural sector:

                                                                   DECEMBER 31        DECEMBER 31
                                                                      2007               2006
                                                                     -------         -------
                                                                        REPORTED AMOUNTS
                                                                     -----------------------
                                                                  NIS MILLIONS     NIS MILLIONS
                                                                     -------         -------

Kibbutzim (including regional enterprises and organizations)           168.3           202.5
Moshavim                                                                 5.5             6.4
                                                                     -------         -------

Total credit for kibbutzim and moshavim                                173.8           208.9
                                                                     =======         =======

                                     F - 79

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR (CONT'D)

     THE CREDIT (1) TO THE AGRICULTURAL SECTOR (2) INCLUDES:

                                                                         DECEMBER 31  DECEMBER 31
                                                                            2007         2006
                                                                          -------       -------
                                                                             REPORTED AMOUNTS
                                                                          ---------------------
                                                                        NIS MILLIONS  NIS MILLIONS
                                                                          -------       -------

a.   Non-income bearing loans to problematic borrowers -
     Unlinked Israeli currency                                                1.2           1.3
     Denominated in or linked to foreign currency                             1.0             -
     Israeli currency linked to the CPI                                      19.0          28.3
                                                                          -------       -------
                                                                             21.2          29.6
                                                                          =======       =======
b.   Restructured credit to borrowers-

     1.   Credit restructured during the current
          year with waiver of income -
          Israeli currency linked to the CPI                                  4.8           6.8
          Average repayment period (years)                                    3.0           3.5
          Expected interest margin from the credit                            2.0%          2.0%
          Unlinked Israeli currency                                           0.9             -
          Average repayment period (years)                                    0.5             -
          Weighted interest margin in respect of                              3.0%            -

     2.   Credit restructured in prior years
          with waiver of income -
          Israeli currency linked to the CPI                                  0.4           2.3

c.   Credit to borrowers in respect of which
     there is an as-yet unimplemented
     management decision to restructure their debt                            8.0           0.4

d.   Credit under special supervision                                        41.9          52.3

e.   Credit not included in above credit to problematic borrowers            96.6         117.5
     Interest income recorded in the income statements in respect
     Of this credit                                                           7.1           5.2

     (1)  The balance of problematic debts less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

     (2)  Including industrial enterprises and other organizations related to the Kibbutz sector.

                                     F - 80

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     3.   CREDIT TO LOCAL AUTHORITIES

     Following is the composition of credit to local authorities:

                                                                                                 DECEMBER 31  DECEMBER 31
                                                                                                   2007         2006
                                                                                                 -------       ---------
                                                                                                    REPORTED AMOUNTS
                                                                                                 -----------------------
                                                                                                NIS MILLIONS  NIS MILLIONS
                                                                                                 -------         -------

Balance of credit to local authorities at balance sheet date                                        4.0             6.5

CREDIT (1) GRANTED TO LOCAL AUTHORITIES INCLUDES:

 b.  Credit not included in above credit to problematic borrowers                                   4.0             6.5
     Interest income recorded in income statements with respect of such credit                      0.4             0.5

     (1)  The balance of problematic debts less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

                                     F - 81

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     C.   ALLOWANCE FOR DOUBTFUL DEBTS

                                                                             2007
                                                          -----------------------------------------
                                                          SPECIFIC     SUPPLEMENTARY
                                                        ALLOWANCE (1)   ALLOWANCE (2)        TOTAL
                                                          -------          -------          -------
                                                                      REPORTED AMOUNTS
                                                          -----------------------------------------
                                                                        NIS MILLIONS
                                                          -----------------------------------------

Balance of allowance at beginning of year                   658.3             51.7            710.0
                                                          -------          -------          -------

Current allowances                                           13.1                -             13.1
Reduction in allowances                                     (19.6)            (6.5)           (26.1)
Collection of debts written-off in previous years            (0.8)               -             (0.8)
                                                          -------          -------          -------
Amount charged to the income statement                       (7.3)            (6.5)           (13.8)
                                                          -------          -------          -------

Debts written-off                                           (79.2)               -            (79.2)
                                                          -------          -------          -------

Balance of allowance at end of year                         572.6             45.2            617.8
                                                          =======          =======          =======

Amount of allowance not deducted from credit
to public                                                     1.3                -              1.3
                                                          -------          -------          -------

                                                                             2006
                                                          -----------------------------------------
                                                          SPECIFIC     SUPPLEMENTARY
                                                         ALLOWANCE (1)  ALLOWANCE (2)        TOTAL
                                                          -------          -------          -------
                                                                      REPORTED AMOUNTS
                                                          -----------------------------------------
                                                                        NIS MILLIONS
                                                          -----------------------------------------

Balance of allowance at beginning of year                   675.6             57.6            733.2
                                                          -------          -------          -------

Current allowances                                           40.8                -             40.8
Reduction in allowances                                     (12.0)            (5.9)           (17.9)
Collection of debts written-off in previous years            (1.2)               -             (1.2)
                                                          -------          -------          -------
Amount carried to the income statement                       27.6             (5.9)            21.7
                                                          -------          -------          -------

Debts written-off                                           (46.1)               -            (46.1)
                                                          -------          -------          -------

Balance of allowance at end of year                         658.3             51.7            710.0
                                                          =======          =======          =======

Amount of allowance not deducted from credit
to public                                                     1.9                -              1.9
                                                          -------          -------          -------

                                     F - 82

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     C.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

                                                                             2005
                                                          -----------------------------------------
                                                          SPECIFIC     SUPPLEMENTARY
                                                         ALLOWANCE (1)  ALLOWANCE (2)        TOTAL
                                                          -------          -------          -------
                                                                      REPORTED AMOUNTS
                                                          -----------------------------------------
                                                                        NIS MILLIONS
                                                          -----------------------------------------

Balance of allowance at beginning of year                   714.4             69.6            784.0
                                                          -------          -------          -------

Current allowances                                           82.9                -             82.9
Reduction in allowances                                     (26.4)           (12.0)           (38.4)
Collection of debts written-off in previous years            (0.3)               -             (0.3)
                                                          -------          -------          -------
Amount carried to the income statement                       56.2            (12.0)            44.2
                                                          -------          -------          -------

Debts written-off                                           (95.3)               -            (95.3)
                                                          -------          -------          -------

Balance of allowance at end of year                         675.6             57.6            733.2
                                                          =======          =======          =======

Amount of allowance not deducted from credit
 to public                                                    1.0                -              1.0
                                                          -------          -------          -------

     (1)  Not including allowance for interest on non-income bearing loans.

     (2)  Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.9 million (as at December 31,
          2006 - NIS 38.9 million; as at December 31, 2005 - NIS 38.9 million).

                                     F - 83

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     D.   CLASSIFICATION OF BALANCES OF CREDIT TO THE PUBLIC (1) AND OFF-BALANCE
          SHEET CREDIT RISK (2) IN ACCORDANCE WITH THE SIZE OF THE CREDIT PER
          BORROWER

                                                  DECEMBER 31, 2007
                                     ---------------------------------------------
                                    NUMBER OF                              CREDIT
                                   BORROWERS (3)       CREDIT (1)          RISK (2)
                                     -------            -------            -------
AMOUNT OF CREDIT PER BORROWER                       REPORTED AMOUNTS
---------------------------------    ---------------------------------------------
NIS THOUSANDS                                          NIS MILLIONS
---------------------------------    ---------------------------------------------

Up to 10                                  33                0.2                  -
From 10        to 20                      19                0.3                  -
From 20        to 40                      15                0.4                  -
From 40        to 80                      17                0.9                0.1
From 80        to 150                     26                2.5                0.2
From 150       to 300                     49                9.9                1.0
From 300       to 600                     57               22.4                1.7
From 600       to 1,200                   74               61.4                2.7
From 1,200     to 2,000                   43               59.7                7.6
From 2,000     to 4,000                   37               97.0               13.1
From 4,000     to 8,000                   13               66.8                5.3
From 8,000     to 20,000                  10               84.5               32.8
From 20,000    to 40,000                   2               38.2               28.0
From 40,000    to 200,000                  3              158.9               71.1
From 3,200,000 and up                      1            4,963.2 (4)              -
                                     -------            -------            -------

                                         399            5,566.3              163.6
                                     =======            =======            =======

     (1)  The credit is net of the specific allowances for doubtful debts.

     (2)  Credit risk relating to off-balance sheet financial instruments as computed for the purpose of individual borrower debt limitations.

     (3)  The number of borrowers is based on the total credit and credit risk.
          Borrowers that constitute one legal entity were grouped together.

     (4)  Credit secured by a guarantee of the State.

                                     F - 84

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     D.   CLASSIFICATION OF BALANCES OF CREDIT TO THE PUBLIC (1) AND OFF-BALANCE
          SHEET CREDIT RISK (2) IN ACCORDANCE WITH THE SIZE OF THE CREDIT PER
          BORROWER (CONT'D)

                                                 DECEMBER 31, 2006
                                    ------------------------------------------
                                   NUMBER OF                           CREDIT
                                  BORROWERS (3)       CREDIT (1)       RISK (2)
                                    -------            -------         -------
AMOUNT OF CREDIT PER BORROWER                     REPORTED AMOUNTS
--------------------------------    ------------------------------------------
NIS THOUSANDS                                       NIS MILLIONS
--------------------------------    ------------------------------------------

Up to 10                                 98             0.6                  -
From 10        to 20                     42             0.6                  -
From 20        to 40                     34             1.0                  -
From 40        to 80                     30             1.4                0.2
From 80        to 150                    33             3.5                0.2
From 150       to 300                    56            11.2                1.5
From 300       to 600                    65            25.2                0.8
From 600       to 1,200                  81            68.3                2.3
From 1,200     to 2,000                  53            76.0                6.5
From 2,000     to 4,000                  53           141.8               10.9
From 4,000     to 8,000                  22           110.9                9.5
From 8,000     to 20,000                 17           175.2               38.0
From 20,000    to 40,000                  5           112.6               29.6
From 40,000    to 200,000                 3           171.5               84.7
From 3,200,000 and up                     1         5,671.0 (4)              -
                                    -------         -------            -------

                                        593         6,570.8              184.2
                                    =======         =======            =======

     (1)  The credit is net of the specific allowances for doubtful debts.

     (2)  Credit risk relating to off-balance sheet financial instruments as computed for the purpose of individual borrower debt limitations.

     (3)  The number of borrowers is based on the total credit and credit risk.
          Borrowers that constitute one legal entity were grouped together.

     (4)  Credit secured by a guarantee of the State.

     E.   CUSTOMER'S DEBT RECLASSIFIED TO THE "SECURITIES" ITEM

     In his letter of July 15, 2003, regarding a debt of a customer in respect of which a receiver was appointed to realize shares pledged in favor of the
     Bank, the Supervisor of Banks stated that it is no longer proper to treat the outstanding balance of the debt, due to be repaid through the realization of the said shares by the receiver, as a credit item.
     Accordingly, the balance of the debt was reclassified on June 30, 2003, and stated as shares included in the item "Available-for-sale securities", presented at their market value at that date.

     Beginning with June 30, 2003, these shares are included in the "Securities"
     item and from that date the changes in the market value of these shares are recorded in a capital reserve.

     In view of the inability of the customer to honor his debt, the Bank in the past classified this debt as non-income bearing and recorded the allowances required from such classification. The supplementary allowance for doubtful debts recorded in respect of the classification of the debt as non-income bearing was cancelled in 2005.

                                     F - 85

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 5 - CREDIT TO GOVERNMENTS

                                                         DECEMBER 31      DECEMBER 31
                                                            2007             2006
                                                           -------         -------
                                                          REPORTED        REPORTED
                                                           AMOUNTS         AMOUNTS
                                                           -------         -------
                                                        NIS MILLIONS    NIS MILLIONS
                                                           -------         -------

Deposits in foreign currency out of loans received               -             6.8
Amounts receivable in connection with exchange
rate insurance of capital notes                               20.2            24.9
Credit to foreign governments                                    -             2.0
Other credit                                                   4.5             7.8
                                                           -------         -------

Total credit to governments                                   24.7            41.5
                                                           =======         =======

NOTE 6 - FIXED ASSETS

     A.   This item includes equipment, computers, furniture and motor vehicles as follows:

                                                  CHANGES DURING THE YEAR
                                   AT             ------------------------           AT
                                JANUARY 1                                        DECEMBER 31
                                  2007           ADDITIONS        DISPOSALS         2007
                                 -------          -------          -------         -------
                                                      REPORTED AMOUNTS
                                 ---------------------------------------------------------
                              NIS MILLIONS     NIS MILLIONS      NIS MILLIONS   NIS MILLIONS
                                 -------          -------          -------         -------

Cost                                57.6              0.1                -            57.7
Accumulated depreciation           (56.5)            (0.4)               -           (56.9)
                                 -------          -------          -------         -------

Net book value                       1.1             (0.3)               -             0.8
                                 =======          =======          =======         =======

     B.   The average rate of depreciation is 25% (2006 - 21%).

                                     F - 86

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 7 - OTHER ASSETS

                                                                     DECEMBER 31     DECEMBER 31
                                                                        2007            2006
                                                                      -------         -------
                                                                     REPORTED         REPORTED
                                                                      AMOUNTS          AMOUNTS
                                                                      -------         -------
                                                                   NIS MILLIONS    NIS MILLIONS
                                                                      -------         -------

Excess of income tax advances over current
provisions                                                                  -             0.1
Prepaid expenses                                                          1.1             1.6
Payroll VAT receivable                                                    2.8             5.9
Debit balances in respect of derivative financial instruments             0.5             2.1
Sundry receivables and debit balances                                     2.8             2.4
                                                                      -------         -------

Total other assets                                                        7.2            12.1
                                                                      =======         =======

NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAELI TREASURY

                                                                    DECEMBER 31     DECEMBER 31
                                                                        2007            2006
                                                                      -------         -------
                                                                     REPORTED         REPORTED
                                                                      AMOUNTS          AMOUNTS
                                                                      -------         -------
                                                                   NIS MILLIONS    NIS MILLIONS
                                                                      -------         -------

Deposit in respect of the "C", "CC" and "CC1" non-redeemable
participating preference shares linked to the U.S. dollar (B)           324.2           315.4

Deposit in respect of the "D" redeemable non-participating
preference shares linked to the U.S. dollar (C)                         119.5           116.3

Deposit in respect of the "DD" redeemable non-participating
preference shares linked to the U.S. dollar (C)                         405.1           394.1
                                                                      -------         -------

Total perpetual deposits with the Treasury                              848.8           825.8
                                                                      =======         =======

                                     F - 87

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAEL TREASURY (CONT'D)

     A.   On May 6, 1996, an agreement was signed between the Bank and the
          Treasury of the State of Israel regarding changes in the method of computing the linkage on perpetual deposits, which the Bank had deposited with the Israeli Treasury with respect to the Bank's preference shares (C, CC, CC1, D, and DD).

          Until the signing of the agreement the aforementioned deposits were linked to the exchange rate of the dollar. In addition, the deposits bear dollar-linked interest at a rate, which, after the payment of VAT on profit imposed on the Bank's income, leaves the Bank with an amount comprising net interest at a rate of 7.5% per annum, the same as the dividend the Bank used to pay on the aforementioned preference shares.
          Pursuant to an Order of the Income Tax Authorities, the interest and linkage differentials paid on the deposits are exempt from tax, except for VAT on profit on the interest. The deposits will be repaid to the
          Bank at the time of the redemption of the relevant shares or upon liquidation of the Bank.

          Pursuant to the deposit agreements, the aforementioned interest will be paid to the Bank on the payment dates of the dividends on the aforementioned preference shares. According to the agreement signed on
          May 6, 1996, the deposits have become, in effect, linked to the CPI, with retroactive effect from October 1, 1987. However, in no case shall their amount be less than their dollar value as computed prior to the date of the agreement. Namely, the linkage on the deposits as at October 1, 1987 is based on the higher of the CPI or the dollar.
          The interest continues to be computed based on a dollar calculation.

          These deposit agreements do not explicitly establish the rule as to the interest on the perpetual deposits in the period during which the
          Bank is prevented from distributing the aforementioned dividends on the aforementioned preference shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation. The Bank's Board of Directors reached the conclusion that the interest, which is not claimed due to the non-payment of the dividend, would accrue to the Bank's credit and, accordingly, upon liquidation, it would become part of the liquidation assets. On August 5, 2007, the Tel Aviv District Court rendered a ruling on the originating motion filed by the Bank, in which it rejected the position of the Bank and stipulated that as long as a dividend is not distributed on the Bank's preference shares, no interest accrues on the perpetual deposits with the Treasury. The amount of the accrued interest, which has not yet been drawn, totals
          NIS 185.4 million as of December 31, 2007 (NIS 167.0 million as at
          December 31, 2006), and is not recorded in the financial statements of the Bank. This amount is equal to the amount of the accrued dividend in arrears, which is also not recorded in the financial statements.
          See Note 16E for further details regarding the discontinued
          distribution of dividend and the requests made to the Ministry of
          Finance and the Government Companies Authority with respect to the above matter as well as regarding the legal proceedings being held on this matter.

                                     F - 88

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAEL TREASURY (CONT'D)

          Concurrent with the signing of the above-mentioned agreement, the
          Bank's Articles of Association were amended in May 1996. According to the amendment, an ordinary "B1" share (currently held by the State of
          Israel) was separated from all of the ordinary "B" shares. The difference deriving from the change in the method of calculating the revaluation of the deposit (should such difference exist) shall be paid, upon liquidation of the Bank to the holder of the "B1" share.
          However, the right attached to the ordinary "B1" share ranks after the settlement in full of all amounts due in the present and future to creditors of the Bank, and after repayment of the paid-up share capital to the holders of the Bank's preferred ordinary shares, ordinary "A" shares and ordinary "B" shares and after repayment of the paid-up share capital, including linkage differentials, to the holders of the Bank's linked preferred shares of the "C", "CC", "CC1", "D" and
          "DD" classes and payment of the cumulative preferred dividends in arrears to these preferred shareholders and to ordinary shareholders.
          Further to the agreement with the Treasury, there was an increase in the amount of the deposits with the Treasury and a parallel increase in the Bank's shareholders' equity. As of the date of the signing of the agreement, the aforementioned increase in deposits and capital amounts to NIS 279.6 million. As of December 31, 2007, this difference amounts to NIS 402.3 million (December 31, 2006 - NIS 335.2 million).

     B.   As noted, up to May 6, 1996, the above-mentioned deposits were linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposit on the basis of the dollar linkage, in respect of the participating, preference "C", "CC" and "CC1" shares, which are also dollar-linked, and the adjustment thereof to the CPI, was credited in the statement of shareholders' equity to "accumulated difference on translation of dollar linked deposits." Further to the initial implementation of Accounting Standard No. 22, as at January 1,
          2006, the Bank cancelled the balance of the accumulated difference from the dollar-linked deposit, due to the reclassification of the participating preference shares to a liability and their being measured as at that date at their dollar-linked value.

     C.   Up to May 6, 1996, the above-mentioned deposits were linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposit on the basis of the dollar linkage in respect of the non-participating preference "D" and "DD" shares, which do not constitute shareholder's equity and which are also linked to the dollar, and the adjustment of the above-mentioned deposit to the
          CPI, was recorded in the statement of income, as was recorded the difference arising from the liabilities in respect of these shares. As a result of signing the above-mentioned agreement, differences arose from the date of signing between the adjustment of the deposits with the Treasury (linked to the higher of the CPI or the dollar), and the adjustment of the non-participating dollar-linked preference D and DD shares and the participating dollar-linked preference C, CC, and CC1 shares. Such differences are recorded in the statement of
          shareholder's equity under "accumulated difference on translation of
          CPI linked deposits." As at December 31, 2007, the balance of this item amounted to NIS 402.3 million (December 31, 2006 - NIS 335.2 million).

                                     F - 89

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 9 - DEPOSITS OF THE PUBLIC

                                     DECEMBER 31     DECEMBER 31
                                         2007            2006
                                       -------         -------
                                      REPORTED        REPORTED
                                       AMOUNTS         AMOUNTS
                                       -------         -------
                                    NIS MILLIONS    NIS MILLIONS
                                       -------         -------

On-demand deposits                        11.4            14.2
Fixed-term and other deposits             37.0            44.3
Savings deposits                           6.2             8.4
                                       -------         -------

Total deposits from the public            54.6            66.9
                                       =======         =======

NOTE 10 - DEPOSITS OF BANKS

                                                          DECEMBER 31     DECEMBER 31
                                                             2007            2006
                                                           -------         -------
                                                          REPORTED        REPORTED
                                                           AMOUNTS         AMOUNTS
                                                           -------         -------
                                                         NIS MILLIONS   NIS MILLIONS
                                                           -------         -------

Fixed-term deposits                                              -             6.8
Special line of credit from the Bank of Israel (1)           481.2           761.5
                                                           -------         -------

Total deposits of banks                                      481.2           768.3
                                                           =======         =======

     (1)  See Note 17 regarding a pledge provided as security for credit received from the Bank of Israel.

NOTE 11 - PERPETUAL DEPOSIT

          This deposit of the Israeli Treasury is unlinked and is convertible at any time, at the request of the Israeli Treasury, into ordinary "B"
          shares of the Bank, at their par value.

          The deposit is perpetual, but the Israeli Treasury has the right to demand its redemption in the event that the State's voting power in the Bank falls below 20%. The redemption would thereupon be effected in twenty-five equal annual installments, beginning ten years after the date of the demand for redemption. The Bank has agreed to issue capital notes to the State of Israel in place of the deposit, on identical terms and conditions.

                                     F - 90

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 12 - CAPITAL NOTES

          This series of capital notes of a par value of $ 49,976,000 bears interest at the rate of 7.5% per annum and was due on December 31,
          1998. The terms of the above capital notes provide that the redemption date of notes for which the holders did not give notice of their intention to redeem, will be deferred by an additional 18 months each time. Over the last nine years, notes of a par value of $ 44,730,755 were redeemed. Accordingly, the balance of notes still outstanding as at December 31, 2007 amounts to $ 5,245,245 which constitute NIS 20.2 million (December 31, 2006 - $ 5,684,245 which constitute NIS 24.0 million). The next redemption date for the capital notes is June 30,
          2009. The Bank is entitled to redeem the unredeemed capital notes at a premium of 5%. See Note 5 regarding amounts receivable with respect to exchange rate insurance on the capital notes.

NOTE 13 - OTHER LIABILITIES

                                                                            DECEMBER 31    DECEMBER 31
                                                                               2007            2006
                                                                             -------         -------
                                                                            REPORTED         REPORTED
                                                                             AMOUNTS         AMOUNTS
                                                                             -------         -------
                                                                          NIS MILLIONS     NIS MILLIONS
                                                                             -------         -------

Excess of provision for severance pay and pensions over
amounts funded (see Note 18)                                                    21.3            26.2

Provision for vacation pay, long-service
bonus and unutilized sick leave (see Note 18)                                    4.3             5.4

Prepaid income                                                                   0.5             1.5

Credit balances in respect of derivative financial instruments                   0.6               -

Allowance for doubtful debts in respect of an off-balance sheet item             1.3             1.9

Sundry creditors and credit balances                                            22.7            23.2
                                                                             -------         -------

Total other liabilities                                                         50.7            58.2
                                                                             =======         =======

                                     F - 91

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 14 - NON-PARTICIPATING SHARES

     A.   COMPOSITION:

                                                         DECEMBER 31     DECEMBER 31
                                                            2007             2006
                                                           -------         -------
                                                          REPORTED        REPORTED
                                                           AMOUNTS         AMOUNTS
                                                           -------         -------
                                                        NIS MILLIONS     NIS MILLIONS
                                                           -------         -------

"B" ordinary shares                                              -               -
"D" preference shares linked to the US dollar (1)             62.9            69.1
"DD" preference shares linked to the US dollar (1)           213.1           234.1
                                                           -------         -------

Total non-participating shares                               276.0           303.2
                                                           =======         =======

     (1)  See Note 8 regarding a deposit with the Israeli Treasury in respect of non-participating preference shares.

     B.   ADDITIONAL DATA REGARDING THE NON-PARTICIPATING SHARES AND THE
          PRINCIPAL RIGHTS ATTACHED THERETO (THE AMOUNTS ARE IN NOMINAL VALUES)

                                                               AUTHORIZED             ISSUED AND PAID
                                                               ---------         ---------------------------
                                                                 2007              2007              2006
NUMBER                                                         ---------         ---------         ---------
OF SHARES      CLASS OF SHARES                                    NIS               NIS               NIS
-------------  ------------------------------------------      ---------         ---------         ---------

135,399         "B" ordinary shares of NIS 0.1 each             13,539.9          13,489.9          13,489.9

164,000         7.5% cumulative "D" preference
                shares of NIS 0.03 each, linked to the
                US dollar at the rate of
                $1 = NIS 0.0003, redeemable
                at a premium of 5 5/8%
                (redemption dates will be
                determined by the Bank subject
                to approval by the Israeli Treasury)               4,920           4,904.3           4,904.3

60,000          7.5% cumulative "DD" preference
                shares of NIS 2.1 each, linked to the
                US dollar at the rate of
                $1 = NIS 0.0021 redeemable (without
                premium) (redemption dates will be
                determined by the Bank, subject to
                approval by the Israeli Treasury)                126,000         116,358.9         116,358.9
                                                               ---------         ---------         ---------

                Total shares                                   144,459.9         134,753.1         134,753.1
                                                               =========         =========         =========

                                     F - 92

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 14 - NON-PARTICIPATING SHARES (CONT'D)

     C.   For rights in dividend distributions - see Note 16D.

     D.   For cessation of dividend distributions - see Note 16E.

     E.   For rights upon liquidation - see Note 16F.

     F.   All the non-participating shares are not traded on the Tel-Aviv Stock
          Exchange.

                                     F - 93

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 15 - PARTICIPATING PREFERENCE SHARES *

     A.   COMPOSITION:

                                                          DECEMBER 31     DECEMBER 31
                                                             2007             2006
                                                            -------         -------
                                                           REPORTED         REPORTED
                                                            AMOUNTS          AMOUNTS
                                                            -------         -------
                                                         NIS MILLIONS     NIS MILLIONS
                                                            -------         -------

"C" preference shares linked to the US dollar (1)              65.4            71.8
"CC" preference shares linked to the US dollar (1)             38.4            42.3
"CC1" preference shares linked to the US dollar (1)            66.8            73.3
                                                            -------         -------

Total participating shares                                    170.6           187.4
                                                            =======         =======

     (1)  See Note 8 regarding a deposit with the Israeli Treasury in respect of non-participating preference shares.

     B.   ADDITIONAL DATA REGARDING THE PARTICIPATING PREFERENCE SHARES AND THE
          PRINCIPAL RIGHTS ATTACHED THERETO (THE AMOUNTS ARE IN NOMINAL VALUES)

                                                             AUTHORIZED            ISSUED AND PAID
                                                              -------         -----------------------
                                                                2007            2007           2006
NUMBER                                                        -------         -------         -------
OF SHARES      CLASS OF SHARES                                  NIS            NIS             NIS
-------------  ------------------------------------------     -------         -------         -------

17,000,000     6% cumulative "C" participating
               preference shares of NIS 0.00018 each,
               linked to the US dollar at the rate of
               $1 = NIS 0.00018                                 3,060           3,060           3,060

1,000,000      6% cumulative "CC" participating
               preference shares of NIS 0.003 each,
               linked to the US dollar at the rate of
               $1 = NIS 0.0003                                  3,000           3,000           3,000

1,740,000      6% cumulative "CC1" participating
               preference shares of NIS 0.003 each,
               linked to the US dollar at the rate of
               $1 = NIS 0.0003                                  5,220           5,204           5,204
                                                              -------         -------         -------

               Total shares                                    11,280          11,264          11,264
                                                              =======         =======         =======

     The participating shares are traded on the Tel-Aviv Stock Exchange.

     C.   For rights in dividend distributions - see Note 16D.

     D.   For cessation of dividend distributions - see Note 16E.

     E.   For rights upon liquidation - see Note 16F.

     *    For information regarding the accounting classification of the participating preference shares as a result of the initial implementation of Accounting Standard No. 22, see Note 1D.

                                     F - 94

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY

     A.   The following are details regarding the nominal value of the share capital and the principal rights attached thereto:

                                                                                              AUTHORIZED            ISSUED AND PAID
                                                                                               -------         -----------------------
                                                                                                 2007            2007           2006
NUMBER                                                                                         -------         -------         -------
OF SHARES      TYPE OF SHARES                                                                    NIS             NIS             NIS
-------------  ------------------------------------------                                      -------         -------         -------

16,000         "A" ordinary shares of NIS 0.1 each                                               1,600           1,510           1,510

1              "B1" ordinary share of NIS 0.1                                                      0.1             0.1             0.1

1,000,000      8% cumulative participating preferred ordinary shares of NIS 0.001 each           1,000           1,000           1,000

50,100         Unclassified shares of NIS 0.1 each                                               5,010               -               -
                                                                                               -------         -------         -------

               Total shares                                                                    7,610.1         2,510.1         2,510.1
                                                                                               =======         =======         =======

     The ordinary preference shares are traded on the Tel Aviv Stock Exchange.
     None of the other shares are traded.

                                     F - 95

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     B.   VOTING RIGHTS

     Only "A" class ordinary shares and ordinary preferred shares grant their holders the right to receive notification regarding general shareholders'
     meetings of the Bank, and to participate and vote in the general meetings of the Bank. Every "A" class ordinary share has 1000 votes and every ordinary preferred share has one vote.

     C.   RIGHT TO APPOINT DIRECTORS

     According to the Bank's Articles of Association, the Board of Directors is
     comprised of no less than 7 and no more than 15 directors. The directors of the Bank (except for the Chairman of the Board) are appointed solely by holders of "A" class ordinary shares. Every 1015 "A" class ordinary shares grant the right to appoint one director. The other shares in the Bank do not grant rights to appoint directors of the Bank. The appointment of external directors is done in accordance with an agreement that was signed in July 2001 between Bank Leumi le-Israel B.M., Leumi Industrial
     Development Bank Ltd., Poalim Trust Services Ltd., Bank Hapoalim B.M.,
     Israel Discount Bank Ltd. and the nominee company of Israel Discount Bank
     Ltd., and the decision of the Government from March 2001. In accordance with the aforementioned agreement and Government decision, one external director is appointed by the general meeting on account of the rights to appoint directors of the three banking groups that are party to the aforementioned agreement (as proposed by one of them and supported by the others) and an additional external director is appointed by the general meeting on account of the State's rights to appoint directors.

     The Chairman of the Board, who is the extra director (the fifteenth director), is appointed by all the other members of the Board who were appointed, as above, by the holders of "A" class ordinary shares.

     D.   RIGHTS TO RECEIVE A PREFERENCE DIVIDEND

     According to the Bank's Articles of Association, in the event that there are sufficient profits, the Bank shall first distribute a preferred dividend of 6% per annum (plus necessary adjustments due to linkage to the dollar) on the paid-in capital of "C" class preference shares, the paid in capital of "CC" class preference shares and the paid-in capital of "CC1"
     class preference shares, and of 7 1/2% per annum (plus necessary
     adjustmenTS due to linkage to the dollar) on the paid-in capital of "D"
     class preference shares, and the paid-in capital of "DD" class preference shares, all dividends being pari-passu and pro-rata to the paid-in capital of the aforementioned shares, and then will distribute an 8% cumulative preferred dividend on the paid in capital of ordinary preferred shares.
     However, if until then preferred dividends in arrears on the shares accumulated, they will be distributed prior to the other dividends.

                                     F - 96

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     E.   CESSATION OF DIVIDEND DISTRIBUTION

     The issued share capital of the Bank includes preference shares of classes
     C, CC, CC1, D, and DD to which the Bank used to pay quarterly 25% of the annual preferred dividend (the "quarterly dividend"). The Bank deposited the proceeds of issue of these preferred shares with the Israeli Treasury in perpetual deposits, which will be returned to the Bank only upon liquidation or for the purpose of redeeming the preference D and DD shares
     (hereinafter - the "perpetual deposits"). According to the deposit agreements, the interest on the perpetual deposits, at a rate of 7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares. The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

     According to the Companies Law - 1999 (hereinafter - "the Companies Law"), a company is entitled to distribute dividends only from its profits (as defined therein), on condition that there is no reasonable fear that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due (hereinafter -
     the "repayment ability test"). Nevertheless, the Court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the company meets the "repayment ability test".
     According to the Directives of Proper Banking Procedures, the Supervisor of
     Banks prohibited distribution of dividends by a banking institution if, among other things, one or more of the last three calendar years ended in a loss, or the aggregate results of the three quarters ending on the last day of the interim period for which the last financial statements were issued reflected a loss.

     The Bank ended the years 2001 through 2003 with a loss, the year 2004 with earnings and the years 2005 - 2006 with a loss. Commencing with the financial statements for the first quarter of 2002, the Bank had no profits from which it could distribute a dividend under the Companies Law.

     In accordance with the Bank's Articles it can distribute a dividend only out of earnings of the Bank. As from the second quarter of 2002 the Bank did not remain even with nominal earnings.

     The last quarterly dividend paid by the Bank in respect of the aforementioned preferred shares was the second quarterly dividend of 2002, and in order to distribute that dividend, the Bank obtained Court approval and the approval of the Supervisor of Banks.

     Immediately prior to the publication of the financial statements of the
     Bank for the third quarter of 2002, the Board of Directors of the Bank decided, at that stage, not to distribute a dividend for the third quarter of 2002. The decision was taken upon the advice of legal counsel and taking into consideration, among other things, the following issues:

     o    The results of operations of the third quarter of 2002 and the crisis which affected the Bank during that quarter.

     o    Non-existence of distributable profits under the Companies Law.

     o    The prohibition on distribution of dividends according to the Bank's
          Articles of Association when there are no profits, even in nominal terms.

     o    The prohibition on distribution of dividends according to Proper
          Banking Procedure, as long as the Supervisor of Banks has not replied to the Bank's request and has not permitted such distribution.

                                     F - 97

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     E.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     o    The possibility that the interest on the Bank's perpetual deposits with the Israeli Treasury will continue to accrue to the credit of the
          Bank even if not actually paid, as long as no dividend is distributed.

     On December 1, 2002, the Bank received the reply of the Supervisor of Banks to its request for the position of the Supervisor on the matter of distributing a dividend in respect of the third quarter of 2002. The
     Supervisor's answer stipulated, among other things, that in the existing circumstances (as detailed in the letter), the Supervisor of the Banks believes that "it is inappropriate to distribute a dividend at this time".
     Nevertheless, the Supervisor of Banks noted that it was still not completely clear as to the legal aspects of various questions connected with the distribution of the dividend and the accrual of the interest on the perpetual deposits, and as to what the position of the State of Israel is on this issue. The Supervisor of Banks added that a copy of the letter had been sent to the Government Companies Authority and the Accountant
     General, and that following receipt of clarifications from them and from the Bank to the questions raised, the Supervisor will notify the Bank as to his position.

     In view of the lack of clarity as to the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which the Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the Board of Directors deliberated the matter, taking into consideration a comprehensive legal opinion presented to the Board. The Board reached the conclusion that the interest not paid to the Bank due to the non-distribution of the dividend should accrue to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the receiver. In a letter dated January 22,
     2003, the Bank requested from the Ministry of Finance and the Government
     Companies Authority to issue their positions on this matter as soon as possible. The reply of the Finance Ministry to the Bank's letter was unclear and further requests and reminders of the Bank did not result in its clarification. During that time, the Board of Directors has deliberated the matter of the dividend on the said preference shares several more times, and after taking into account all of the considerations and circumstances described above has decided to abide by its previous decision and to refrain from distributing any further dividend for the time being.

     From the date the Bank stopped paying the dividend on the aforementioned preferred shares, the State has stopped paying to the Bank the interest on its perpetual deposits.

     On September 28, 2004 various financial entities that hold class C and/or
     CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court is petitioned to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002.

     Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividend, the interest on the perpetual deposits of the Bank with the
     Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March
     9, 2005 against the Minister of Finance and the aforementioned financial entities, in which it requested a ruling declaring (among other things)
     that the interest on the perpetual deposits is indeed accrued in favor of the Bank.

                                     F - 98

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     E.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     In the reply of the Minister of Finance to the originating motions prior to a preliminary hearing that was held on January 12, 2006, the Minister of
     Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank.

     At the time, the board of directors of the Bank expressed its in principle position that if the court rules that the interest on the perpetual deposits does not accrue, the board of directors will reconsider its position regarding the renewal of the dividend distribution, subject to the legal and regulatory restrictions placed on the Bank in connection with this issue, including the need to obtain authorizations and to amend the by-laws of the Bank. On August 5, 2007, the Tel Aviv District Court issued its ruling whereby it rejected the originating motion filed by the Bank against the Finance Minister and the aforementioned financial institutions and stipulated that as long as no dividend is distributed to the preference shares of the Bank, the interest does not accrue on the perpetual deposits of the Bank with the Treasury.

     At its meeting of October 9, 2007, the Board of Directors of the Bank
     discussed the consequences of the court ruling. The Board decided that since the claim of the Bank (its originating motion) related not only to the issue of the accrual of interest on the perpetual deposits in the absence of a dividend distribution, rather also to its accrual and payment when a dividend in arrears is paid (including during liquidation), and since on the basis of the determination of the court that the claim of the
     Bank was rejected, a claim could be made that the court ruling also rejected the right of the Bank to accrued interest against the payment of the dividend in arrears on the preference shares (a result which in the opinion of the Board of Directors is basically incorrect and it is reasonable to assume that the court did not mean it), then the Bank should file an appeal on the rejection of the suit in connection with the payment of the accrued interest on the perpetual deposits against payment of the dividend in arrears. Such an appeal was filed by the Bank with the Supreme
     Court on February 6, 2008.

     At its meeting on October 9, 2007, the Board also discussed the ramifications of the aforementioned ruling on its continued policy in connection with the distribution of a dividend on the preference shares
     (preference shares of classes C, CC, CC1, D and DD). In view of the determination of the court ruling in connection with the non-accrual of interest on the Bank's perpetual deposits with the Treasury as long as no dividend is distributed (a determination which the Bank does not dispute), and after the board considered the interests of both the shareholders of the Bank and the creditors of the Bank (who in view of the court ruling no longer profit from the non-distribution of the dividend), the Board reached a decision that it would be prudent for the Bank to take steps towards a renewal of the distribution of the dividend. In connection with this, the
     Board also decided (at the aforementioned meeting) to take a number of steps, as follows: 1) to recommend to the general meeting of the Bank to amend the by-laws of the Bank in connection with two matters that relate to the renewal of the dividend, one being the authorization to distribute a dividend not only from profits (which at present are non-existent) but also from the interest to be paid to the Bank on its perpetual deposits with the
     Treasury and the other, the authorization of the distribution of a regular preference dividend on the Bank's preference shares even without the distribution - either prior or concurrent - of the preference dividend in arrears on these shares (since, in view of the wording of the court ruling, claims may be raised whereby the Bank is not entitled to the accrued interest on the perpetual deposits against the distribution of the dividend in arrears, a result that will prevent the Bank from distributing the dividend in arrears in the absence of sufficient income); 2) to convene a general meeting of the Bank to amend the Bank's by-laws as above and empower the Chairman of the Board to determine the date of the meeting;

                                     F - 99

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     E.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     3) to petition the Supervisor of Banks for his approval of a distribution of a dividend to the preferred shareholders, subject to an amendment to the by-laws, as above, and to obtain the approval of the court to the proposed distribution (according to the Companies Law - 1999, the distribution of a dividend not from distributable income requires court approval, and at that time the Bank did not have distributable income). A detailed description of the decisions of the Board of Directors at its meeting of October 9, 2007 can be found in the Immediate Reports issued by the Bank on October 10,
     2007. In accordance with those decisions of the Board of Directors of the
     Bank, on January 7, 2008, the general meeting of the Bank was convened and on its agenda were the abovementioned proposals for the amendment to the by-laws of the Bank such that the by-laws would not continue being an impediment to the renewal of a dividend distribution.

     The proposed changes were put to a vote and were rejected by a majority of the voters. On February 5, 2008, the financing entities which filed the originating motion against the Bank filed a request with the court to add the State as an additional respondent to the originating motion, due to, among other reasons, the vote of the State at the general meeting of the
     Bank against the proposed amendments to the by-laws of the Bank.

     The cumulative amount of the dividend, at a rate of 7.5% per annum, in respect of the aforementioned preference shares (including a 1.5%
     participating dividend in respect of class C, CC, and CC1 shares) which has not been paid since the Bank ceased paying dividends is, as of December 31,
     2007, an amount of NIS 185.4 million. This amount was not recorded in the financial statements and is equal to the amount of the interest on the perpetual deposits which was also not recorded in the financial statements.

     The cumulative amount of NIS 185.4 million is broken down as follows: NIS
     113.8 million in respect of non-participating shares (D and DD), and an amount of NIS 71.6 million in respect of participating shares (C, CC, and
     CC1). Of this amount, an amount of NIS 33.4 million is in respect of 2007, as follows: NIS 20.7 million in respect of non participating shares (D and
     DD), and an amount of NIS 12.7 million in respect of C, CC, and CC1 shares which are participating shares.

     For information pertaining to the originating motions on the aforementioned cessation of distribution of dividends, see Note 20D below.

     F.   RIGHTS UPON LIQUIDATION

     Upon liquidation of the Bank, all available assets will be distributed to shareholders. Following are the first seven stages of distribution in accordance with the priorities appearing in the Bank's Articles of
     Association:

     o    First - to pay cumulative preferred dividends in arrears, including dollar linkage differentials, to all classes of preference shares (C,
          CC, CC1, D, DD) all being pari passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2007, the accrued amount of the preferred dividend in arrears is NIS 170.1 million (as at December 31, 2006 - NIS 152.9 million).

     o    Second - to pay cumulative preferred dividends in arrears to preferred ordinary shares. As at December 31, 2007 the dividends in arrears in respect of the preferred ordinary shares amount to NIS 440 (as at
          December 31, 2005 - NIS 360).

                                    F - 100

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     F.   RIGHTS UPON LIQUIDATION (CONT'D)

     o    Third - to refund paid in capital (plus dollar linkage differentials)
          of "C" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "CC" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "CC1" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "D" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "DD" class preference shares - all being pari-passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2007, the aforementioned amounts to NIS 446.6 million (as at December 31, 2006 - NIS 490.6 million).

     o    Fourth - to refund paid in capital of preferred ordinary shares. As at
          December 31, 2007, the aforementioned amounts to NIS 1,000 (as at
          December 31, 2006 - NIS 1,000).

     o    Fifth - to refund paid in capital of class "A" ordinary shares, to refund paid in capital of class "B" ordinary shares, and to refund paid in capital of class "B1" ordinary shares - all being pari passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2007, the aforementioned amounts to NIS 14 thousand
          (as at December 31, 2006 - NIS 14 thousand).

     o    Sixth - the remainder (if at all) of the differences to be paid to the
          Bank by the State of Israel upon liquidation as a result of the rate of increase in the CPI as compared with the increase in the representative exchange rate of the dollar, in respect of the deposits made by the Bank with the State, shall be paid to the holder or holders of the class "B1" ordinary share. As at December 31, 2007, the aforementioned difference amounts to NIS 402.3 million (as at December
          31, 2006 - NIS 335.2 million).

     o    Seventh - the remainder of ordinary assets will be distributed between the holders of the class "A" ordinary shares, the holders of the preferred ordinary shares, and the holders of the C, CC and CC1 preference shares, according to the paid in capital of these shares and at the ratio of ten per each agora of paid in class "A" ordinary shares, ten per each agora of paid in preferred ordinary shares, ten per each agora of paid in class "C" preference shares, six per each agora of paid in class "CC" preference shares and six per each agora of paid in class "CC1" preference shares - all being pari-passu and pro-rata to the paid in capital of the aforementioned shares.

                                    F - 101

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS

          Following is the calculation of capital adequacy in accordance with
          Directives Nos. 311 and 341 of the Supervisor of Banks, regarding
          "Minimal Capital Ratio" and "Capital Allocation with respect to
          Exposure to Market Risks":

     A.   CAPITAL FOR PURPOSES OF CALCULATING CAPITAL RATIO

                              DECEMBER 31     DECEMBER 31
                                  2007            2006
                                -------         -------
                                REPORTED        REPORTED
                                AMOUNTS         AMOUNTS
                                -------         -------
                              NIS MILLIONS    NIS MILLIONS
                                -------         -------

First tier capital                100.4            11.4
Second tier capital (1)           100.4            11.4
                                -------         -------

Total capital                     200.8            22.8
                                =======         =======

     (1)  The general allowance for doubtful debts, in the amount of NIS 38.9 million was deducted from the credit since it is not a part of the second tier capital.

                                    F - 102

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

     B.   WEIGHTED-BALANCES OF CREDIT RISK

                                                         DECEMBER 31, 2007              DECEMBER 31, 2006
                                                      -----------------------         ----------------------
                                                                  WEIGHTED CREDIT                  WEIGHTED CREDIT
                                                    BALANCES(2)    RISK BALANCES    Balances(2)     RISK BALANCES
                                                      -------         -------         -------         -------
                                                                          REPORTED AMOUNTS
                                                      -------------------------------------------------------
                                                    NIS MILLIONS   NIS MILLIONS    NIS MILLIONS     NIS MILLIONS
                                                      -------         -------         -------         -------

ASSETS
Cash and deposits with banks                             33.8             5.6            66.4            11.7
Securities                                               46.3            36.8            50.4            50.4
Credit to the public (1)                              5,521.1           547.8         6,519.1           831.2
Credit to governments and
perpetual deposits with the
Israeli Treasury                                        873.5               -           867.3               -
Buildings and equipment                                   0.8             0.8             1.1             1.1
Other assets                                              7.2             2.0            12.1             2.4
                                                      -------         -------         -------         -------

Total assets                                          6,482.7           593.0         7,516.4           896.8
                                                      =======         =======         =======         =======

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

Transactions representing credit risk                   180.4           163.4           224.0           182.8
Derivative financial instruments                         47.5             0.9            99.3             1.9
                                                      -------         -------         -------         -------

Total off-balance sheet financial instruments           227.9           164.3           323.3           184.7
                                                      -------         -------         -------         -------

Total credit risk assets                              6,710.6           757.3         7,839.7         1,081.5
Market risk                                                 -           548.0               -           615.5
                                                      -------         -------         -------         -------

Total risk assets                                     6,710.6         1,305.3         7,839.7         1,697.0
                                                      =======         =======         =======         =======

     (1)  The general allowance for doubtful debts, in the amount of NIS 38.9 million was deducted from the credit since it is not a part of the second tier capital.

     (2)  Assets - balance sheet amounts, off-balance sheet financial instruments - nominal balances weighted by credit conversion factors.

                                    F - 103

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

     C.   RATIO OF CAPITAL TO TOTAL RISK ASSETS

                                                                        DECEMBER 31     DECEMBER 31
                                                                            2007           2006
                                                                          -------         -------
                                                                             %               %
                                                                          -------         -------

Ratio of first tier capital to total risk assets                              7.7            0.67
Ratio of second tier capital to total risk assets                             7.7            0.67
                                                                          -------         -------

Ratio of total first and second tier capital to total risk assets            15.4            1.34
                                                                          =======         =======

     The ratio of capital to risk assets, as of December 31, 2006, was lower than the 9% as prescribed by Proper Banking Procedures.

NOTE 17 - LIENS AND RESTRICTIVE CONDITIONS

     A.   In connection with receiving of the special line of credit from the
          Bank of Israel, the Bank signed on November 14, 2002 a debenture in favor of the Bank of Israel (that was amended on December 29, 2005), whereby the Bank registered a first degree floating pledge on all of its assets, excluding the following assets:

          -    Loans and credits under State guarantee at a total balance sheet value (according to financial statements as at December 31, 2007)
               of NIS 5.0 billion.

          -    The Bank's deposit with the Ministry of Finance (the Accountant
               General) in respect of the DD preference shares of the Bank.

          -    Deposits made by the Bank from time to time with other banking institutions in Israel and/or abroad, and/or with brokers in
               Israel and/or abroad, which were deposited in connection with guaranteeing the Bank's liabilities to such banking institutions and/or brokers, which were created subsequent to November 14,
               2002.

          Under this debenture, the Bank undertook, among other things, not to register additional pledges on the assets pledged as part of the debenture and not to dispose of such assets, in any form, without receiving the prior written consent of the Bank of Israel.
          Notwithstanding the above, the debenture stipulates that the floating pledge registered therein does not prevent the Bank, or restrict the
          Bank in the ordinary course of its business, including the fulfillment of its obligations, receiving repayments of credit or granting credit.

          The balance of the credit line (including accrued interest) as at
          December 31, 2007, was an amount of NIS 481.2 million (December 31,
          2006 - NIS 761.5 million).

     B.   As of December 31, 2007, deposits with banks in the amount of NIS 10.0 million have been pledged by the Bank in favor of those banks
          (December 31, 2006 - NIS 22.0 million). The Bank of Israel gave its consent to the pledge, which serves as collateral for transactions in derivative financial instruments with those banks.

                                    F - 104

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 18 - EMPLOYEE RIGHTS

     A.   SEVERANCE PAY

     1.   The Bank's liability for the payment of severance pay to its employees, which is calculated as customary on the basis of one monthly salary per each year of employment, is fully covered by payments and deposits with recognized pension and provident funds, the purchase of insurance policies and by the unfunded provision in the books.

     2.   Commencing on July 15, 2002, Mr. U. Galili has served as the General
          Manager of the Bank. During 2005, the Bank extended the employment agreement of Mr. Galili until July 31, 2008 (the end of the Run-Off plan).

          Commencing on August 14, 2002, Dr. Ra'anan Cohen has served as the
          Chairman of the Board of Directors of the Bank. During 2005, the
          employment agreement of Dr. Ra'anan Cohen was extended until July 31,
          2008 (the end of the Run-Off plan).

          On September 1, 2002, Mr. A. Savir joined the Bank's Management. Mr.
          Savir serves as Deputy General Manager and as Credit Supervisor of the
          Bank. During 2005, the employment agreement of Mr. Savir was extended until July 31, 2008 (the end of the Run-Off plan).

          On May 30, 2007, the Audit Committee and the Board of Directors of the
          Bank authorized the granting of additional severance pay to the GM and the Deputy GM of the Bank upon resignation from their positions (in excess of the amounts provided for them in managers insurance policies and/or pension funds), at a rate of one month's salary for each year of service and the relative share of a month's salary in respect of part of the year. This resolution is subject to the approval of the
          Supervisor of Wages and Labor Agreements in the Israeli Finance
          Ministry, who announced that he had no objection to the wording of the decision and that his approval of the proposal will be taken under advisement if, and only if, the termination of their employment occurs at the end of the Bank's Run-off Plan (which is scheduled to end on
          July 31, 2008) or if ownership of the Bank is transferred to an external investor prior to the end of the Run-Off Plan. The additional severance pay to the Chairman of the Board of Directors was ratified by the general shareholders meeting of the Bank. The periods of service of the Chairman of the Board, Dr. R. Cohen, the GM, Mr. A
          Galili, and the Deputy GM, Mr. A Savir, started at different times during the second half of 2002 and, therefore, assuming that their periods of service conclude at the end of the Run-off Plan on July 31,
          2008, there will be additional severance pay of six-months' salary for each of the above. The cost of the additional severance pay in respect of the three of them together, for the entire period, amounts to NIS
          0.9 million. The financial statements contained a provision related to the period ended September 30, 2007 (approx. NIS 0.8 million).

     3.   On December 26, 2002 a collective agreement was signed between the
          Bank, the New Histadrut (the general federation of labor) and the representatives of the Bank's employees, which applies to the Bank's employees who are subject to the collective agreements of the Bank.
          The agreement was for a period of 3 years and can be extended by one additional year. The agreement arranged, inter alia, the following matters:

                                    F - 105

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 18 - EMPLOYEE RIGHTS (CONT'D)

     A.   SEVERANCE PAY (CONT'D)

          o    Management's right to dismiss employees in the framework of cutbacks in the Bank's activities, as well as the process of dismissal.

          o    Cutbacks that will be made in the salary of the employees and in their related benefits.

          o    Benefits and special payments that will be due to the employees who are dismissed, including additional severance pay in addition to those provided in the law, and with respect to employees having worked a certain number of years and with a certain number of years remaining until retirement, conversion of the right to enhanced severance pay, with the right to receive an early pension.

          On March 14, 2005 the parties signed a new collective agreement which extended the period of the aforementioned collective agreement (from
          December 26, 2002) until the earlier of the end of the Bank's Run-Off plan (including any change and extension made and approved by the
          Government) or December 31, 2007 (the "first extension agreement").

          The first extension agreement also provided and clarified the following points:

          A.   Employees who according to the original agreement are entitled to an early pension following their dismissal, will be entitled to receive it until they reach the age they are entitled to receive an ordinary pension from the pension fund to which they belong, following the pension reform that came into effect in Israel after the signing of the original agreement.

          B.   Some of the concessions the employees agreed to make in the original agreement that were limited in time, will continue to apply also in the period of the first extension agreement.

          On July 12, 2006, a new collective agreement was signed between the parties (the "second extension agreement") which extended for the second time the aforementioned collective agreement (dated December
          26, 2002), as amended by the first extension agreement, until July 31,
          2008 (the end of the Run-off Plan). The second extension agreement also stipulated that should the Run-off Plan be extended past July 31,
          2008, the aforementioned collective agreement would be extended until the termination of the Run-off Plan, but not beyond December 31, 2008.
          At present, with the second extension agreement coming to an end, negotiations are being held regarding the possible extension of the agreement for an additional period and/or a change in the collective agreement from December 26, 2002.

          Certain provisions of the aforementioned agreements, which for the most part grant the employees special benefits and payments following their dismissal, were also applied to employees with personal contracts who began working with the Bank before January 1, 2003, in exchange for their agreeing to certain reductions in their terms of employment, as was done with respect to the employees under the collective agreements.

          As at December 31, 2007, the balance of the provision relating to the employees included in the aforementioned collective agreement amounted to NIS 18.2 million (excluding salary tax), compared with NIS 20.8 million in December 2006.

                                    F - 106

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 18 - EMPLOYEE RIGHTS (CONT'D)

     A.   SEVERANCE PAY (CONT'D)

     4.   In the past, the Bank signed personal employment contracts with three senior executives of the Bank. The Bank and these executives have the right to terminate the employee-employer relationship by providing an advance notice of three months.

          In accordance with these contracts, in the event of the resignation of the executives, the Bank has undertaken to pay them additional severance payments and an "adaptation bonus" in addition to the regular severance pay. In the event that their employment is terminated by the Bank, these executives are entitled to severance pay at higher rates or to early pensions. In August 2006, the employment contracts of these three employees were amended with regard to the severance terms in the event of termination by the Bank. The amended terms, which in general are inferior to those included in the original employee contracts, were determined on the basis of the principles of the collective agreement dated December 26, 2002 and in accordance with the approval of the Supervisor of Wages in the Israeli Finance
          Ministry.

          The Bank has an appropriate provision included in the reserve for severance pay in respect of these liabilities, which as at December
          31, 2007 amounted to NIS 6.4 million (December 31, 2006 - NIS 6.5 million).

     5.   In the framework of the Economic Policy Law for 2005 (Legislation
          Amendments) - 2004, which was approved by the Knesset on March 29,
          2005, the definition of "salary" for purposes of paying salary tax by financial institutions, including the Bank, was expanded so as to include also a retirement grant or a death grant and any other amount paid by an employer to an advanced study fund or provident fund that is not a central severance pay fund, even if according to Section 3 of the Income Tax Ordinance it is not considered earned income on the date it was paid to the advanced study fund or the provident fund. The amendment is in effect from January 1, 2005. In accordance with an examination of the Bank, the aforementioned law mainly affects the special collective agreement that was signed on December 26, 2002 with respect to the dismissal of employees. Following the said change in the definition of salary tax the Bank recorded a provision in 2005 in the amount of NIS 3.7 million in respect of salary tax on expenses relating to early retirement.

     6.   Following is the data relating to provisions and funding for severance pay included in the balance sheet:

                                                         DECEMBER 31   DECEMBER 31
                                                             2007        2006
                                                           -------      -------
                                                          REPORTED      REPORTED
                                                           AMOUNTS      AMOUNTS
                                                           -------      -------
                                                        NIS MILLIONS  NIS MILLIONS
                                                           -------      -------

Provision for severance pay                                   43.4         48.0
Amounts funded with pension and provident funds
(including earnings thereon)                                  22.1         21.8
                                                           -------      -------
Unfunded provision included in "Other liabilities"            21.3         26.2
                                                           =======      =======

          The Bank may not withdraw amounts funded other than for the purpose of discharging severance pay liabilities.

                                    F - 107

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 18 - EMPLOYEE RIGHTS (CONT'D)

     B.   UNUTILIZED SICK LEAVE

     Employees who retire or are terminated are entitled, under certain conditions, to compensation in respect of unutilized sick leave. In the opinion of Management of the Bank an adequate provision has been included in the financial statements in this respect. The balance of the provision as at balance sheet date totals NIS 2.5 million (December 31, 2006 - NIS
     3.1 million) and is included in the "Other liabilities" item.

     C.   LONG SERVICE BONUS

     In accordance with the current collective employment agreement at the Bank, employees who are subject to this agreement are entitled to a special long service bonus upon completing periods of twenty-five years and thirty years of service with the Bank. A full provision has been made in the financial statements for this liability, based on the probability of the employee still being employed by the Bank on one of the two aforementioned dates.
     The balance of the provision as at balance sheet date is NIS 0.1 million
     (December 31, 2006 - NIS 0.1 million). This balance is included in "Other liabilities" item.

     D.   UNUTILIZED VACATION

     The balance of the provision for unutilized vacation is NIS 1.7 million as at balance sheet date (December 31, 2006 - NIS 2.2 million). The balance is included in "Other liabilities" item.

                                     F - 108

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS

REPORTED AMOUNTS

                                                                      DECEMBER 31, 2007
                                  -----------------------------------------------------------------------------------
                                                                 FOREIGN CURRENCY OR LINKED
                                     ISRAELI CURRENCY                     THERETO
                                  ----------------------          ------------------------
                                                LINKED TO            US             OTHER      NON-MONETARY
                                 UNLINKED        THE CPI           DOLLAR         CURRENCIES      ITEMS        TOTAL
                                  -------        -------          -------          -------       -------      -------
                               NIS MILLIONS   NIS MILLIONS     NIS MILLIONS     NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                  -------        -------          -------          -------       -------      -------

ASSETS
Cash and deposits
 with banks                          20.3            3.8              9.6              0.1             -         33.8
Securities                              -            0.5                -                -          45.8         46.3
Credit to the public                104.0          340.2          5,060.2             16.7             -      5,521.1
Credit to governments                   -            4.5             20.2                -             -         24.7
Fixed assets                            -              -                -                -           0.8          0.8
Other assets                          6.1              -                -                -           1.1          7.2
Perpetual deposits with
 the Israeli Treasury                   -          848.8                -                -             -        848.8
                                  -------        -------          -------          -------       -------      -------

Total assets                        130.4        1,197.8          5,090.0             16.8          47.7      6,482.7
                                  -------        -------          -------          -------       -------      -------

LIABILITIES
Deposits of the public               29.4           24.7              0.5                -             -         54.6
Deposits of banks                   481.2              -                -                -             -        481.2
Deposits of
 the Government                         -          256.6          5,062.6                -             -      5,319.2
Perpetual deposit                     0.1              -                -                -             -          0.1
Capital notes                           -              -             20.2                -             -         20.2
Other liabilities                    16.8           31.9              1.5                -           0.5         50.7
Non-participating shares                -              -            276.0                -             -        276.0
Participating shares                    -              -            170.6                -             -        170.6
                                  -------        -------          -------          -------       -------      -------

Total liabilities                   527.5          313.2          5,531.4                -           0.5      6,372.6
                                  -------        -------          -------          -------       -------      -------

Difference                         (397.1)         884.6           (441.4)            16.8          47.2        110.1

Forward transactions, net            46.5          (30.0)               -            (16.5)            -            -
                                  -------        -------          -------          -------       -------      -------

Total                              (350.6)         854.6           (441.4)             0.3          47.2        110.1
                                  =======        =======          =======          =======       =======      =======

                                    F - 109

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS (CONT'D)

REPORTED AMOUNTS

                                                                      DECEMBER 31, 2006
                                  -----------------------------------------------------------------------------------
                                                                 FOREIGN CURRENCY OR LINKED
                                     ISRAELI CURRENCY                     THERETO
                                  ----------------------          ------------------------
                                                LINKED TO            US             OTHER      NON-MONETARY
                                 UNLINKED        THE CPI           DOLLAR         CURRENCIES      ITEMS        TOTAL
                                  -------        -------          -------          -------       -------      -------
                               NIS MILLIONS   NIS MILLIONS     NIS MILLIONS     NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                  -------        -------          -------          -------       -------      -------

ASSETS
Cash and deposits
 with banks                          33.1           10.2             22.9              0.2             -         66.4
Securities                              -            0.7                -                -          49.7         50.4
Credit to the public                213.9          464.8          5,819.5             20.9             -      6,519.1
Credit to governments                   -            7.8             26.9              6.8             -         41.5
Fixed assets                            -              -                -                -           1.1          1.1
Other assets                         10.5              -                -                -           1.6         12.1
Perpetual deposits with
 the Israeli Treasury                   -          825.8                -                -             -        825.8
                                  -------        -------          -------          -------       -------      -------

Total assets                        257.5        1,309.3          5,869.3             27.9          52.4      7,516.4
                                  -------        -------          -------          -------       -------      -------

LIABILITIES
Deposits of the public               30.6           32.7              3.5              0.1             -         66.9
Deposits of banks                   761.5              -                -              6.8             -        768.3
Deposits of
 the Government                         -          306.1          5,781.3                -             -      6,087.4
Perpetual deposit                     0.1              -                -                -             -          0.1
Capital notes                           -              -             24.9                -             -         24.9
Other liabilities                    17.5           37.6              1.6                -           1.5         58.2
Non participating shares                -              -            303.2                -             -        303.2
Participating shares                    -              -            187.4                -             -        187.4
                                  -------        -------          -------          -------       -------      -------

Total liabilities                   809.7          376.4          6,301.9              6.9           1.5      7,496.4
                                  -------        -------          -------          -------       -------      -------

Difference                         (552.2)         932.9           (432.6)            21.0          50.9         20.0

Forward transactions, net            96.2          (44.0)           (29.5)           (22.7)            -            -
                                  -------        -------          -------          -------       -------      -------

Total                              (456.0)         888.9           (462.1)            (1.7)         50.9         20.0
                                  =======        =======          =======          =======       =======      =======

                                    F - 110

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 20 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS AND
          MATURITY DATE (1)

REPORTED AMOUNTS

                                                                                                        DECEMBER 31, 2007
                                      ------------------------------------------------------------------------------------------------------------------------------------------------
                                     ON DEMAND  FROM ONE   FROM THREE  FROM ONE   FROM TWO  FROM THREE  FROM FOUR  FROM FIVE   FROM TEN    OVER                 WITHOUT         TOTAL
                                     AND UP TO  TO THREE    MONTHS TO   TO TWO    TO THREE   TO FOUR     TO FIVE    TO TEN     TO TWENTY  TWENTY    TOTAL CASH  MATURITY    BALANCE SHEET
                                     ONE MONTH   MONTHS      ONE YEAR    YEARS      YEARS     YEARS       YEARS      YEARS       YEARS     YEARS      FLOWS     DATE(2)       AMOUNT (3)
                                      -------    -------     -------    -------    -------   -------     -------    -------     -------   -------    -------    -------        -------
                                        NIS        NIS         NIS        NIS        NIS       NIS         NIS        NIS         NIS       NIS        NIS        NIS            NIS
                                      MILLIONS   MILLIONS    MILLIONS   MILLIONS   MILLIONS  MILLIONS    MILLIONS   MILLIONS    MILLIONS  MILLIONS   MILLIONS   MILLIONS       MILLIONS
                                      -------    -------     -------    -------    -------   -------     -------    -------     -------   -------    -------    -------        -------

UNLINKED ISRAELI CURRENCY
Assets                                   22.3        1.6        24.9       19.9        4.9       2.1         0.1          -           -         -       75.8       68.4          130.4
Liabilities                              15.0       11.7         3.0          -          -         -           -          -           -         -       29.7      510.0 (4)      527.5
                                      -------    -------     -------    -------    -------   -------     -------    -------     -------   -------    -------    -------        -------
Difference                                7.3      (10.1)       21.9       19.9        4.9       2.1         0.1          -           -         -       46.1     (441.6)        (397.1)
Derivative instruments
 excluding options                       16.5       20.1         9.9          -          -         -           -          -           -         -       46.5          -           46.5
ISRAELI CURRENCY LINKED TO THE CPI
Assets                                    5.5       11.9        50.4       60.4       56.6      49.3        47.2      127.6        68.3         -      477.2      848.8        1,197.8
Liabilities                               1.2       12.6        47.2       50.7       49.6      48.4        45.0       48.1         2.4         -      305.2       31.3          313.2
                                      -------    -------     -------    -------    -------   -------     -------    -------     -------   -------    -------    -------        -------
Difference                                4.3       (0.7)        3.2        9.7        7.0       0.9         2.2       79.5        65.9         -      172.0      817.5          884.6
Derivative instruments
 excluding options                          -      (20.1)       (9.9)         -          -         -           -          -           -         -      (30.0)         -          (30.0)
FOREIGN CURRENCY AND
 LINKED THERETO
Assets                                   22.8      139.7       419.5      574.3      549.1     544.8       540.8    2,675.8     2,808.8         -    8,275.6        5.1        5,106.8
Liabilities                               0.2      139.0       416.6      570.8      546.1     542.2       538.4    2,671.3     2,811.1         -    8,235.7      448.1        5,531.4
                                      -------    -------     -------    -------    -------   -------     -------    -------     -------   -------    -------    -------        -------
Difference                               22.6        0.7         2.9        3.5        3.0       2.6         2.4        4.5        (2.3)        -       39.9     (443.0)        (424.6)
Derivative instruments
 excluding options                      (16.5)         -           -          -          -         -           -          -           -         -      (16.5)         -          (16.5)
NON-MONETARY ITEMS
Assets                                      -          -           -          -          -         -           -          -           -         -          -       47.7           47.7
Liabilities                                 -          -           -          -          -         -           -          -           -         -          -        0.5            0.5
                                      -------    -------     -------    -------    -------   -------     -------    -------     -------   -------    -------    -------        -------
Difference                                  -          -           -          -          -         -           -          -           -         -          -       47.2           47.2

TOTAL AS AT DECEMBER 31, 2007
ASSETS                                   50.6      153.2       494.8      654.6      610.6     596.2       588.1    2,803.4     2,877.1         -    8,828.6      970.0        6,482.7
LIABILITIES                              16.4      163.3       466.8      621.5      595.7     590.6       583.4    2,719.4     2,813.5         -    8,570.6      989.9        6,372.6
                                      -------    -------     -------    -------    -------   -------     -------    -------     -------   -------    -------    -------        -------
DIFFERENCE                               34.2      (10.1)       28.0       33.1       14.9       5.6         4.7       84.0        63.6         -      258.0      (19.9)         110.1
                                      =======    =======     =======    =======    =======   =======     =======    =======     =======   =======    =======    =======        =======

(1)  In this table the future cash flows in respect of assets and liabilities are presented according to linkage base, in accordance with the remaining period to the contractual maturity date of each cash flow.

(2)  Including assets past due in the amount of NIS 67.7 million. The data is net of specific allowances for doubtful debts.

(3)  As included in Note 19 "Assets and liabilities classified according to linkage base", including off-balance sheet amounts for derivatives.

(4)  The balance includes the balance of the credit line that was provided by the Bank of Israel until July 31, 2008 (the end of the Run-Off plan).

                                    F - 111

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 20 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS AND
          MATURITY DATE (1) (CONT'D)

REPORTED AMOUNTS

                                                                                                       DECEMBER 31, 2006
                                       ------------------------------------------------------------------------------------------------------------------------------------------------------
                                      ON DEMAND   FROM ONE   FROM THREE   FROM ONE   FROM TWO  FROM THREE  FROM FOUR   FROM FIVE  FROM TEN     OVER                 WITHOUT           TOTAL
                                      AND UP TO   TO THREE    MONTHS TO    TO TWO    TO THREE   TO FOUR     TO FIVE     TO TEN    TO TWENTY   TWENTY   TOTAL CASH  MATURITY       BALANCE SHEET
                                      ONE MONTH    MONTHS     ONE YEAR     YEARS      YEARS      YEARS       YEARS       YEARS      YEARS     YEARS      FLOWS      DATE(2)         AMOUNT (3)
                                       --------   --------    --------    --------   --------   --------    --------    --------   --------  --------   --------    --------         --------
                                         NIS        NIS         NIS         NIS        NIS        NIS         NIS         NIS        NIS       NIS        NIS         NIS              NIS
                                       MILLIONS   MILLIONS    MILLIONS    MILLIONS   MILLIONS   MILLIONS    MILLIONS    MILLIONS   MILLIONS  MILLIONS   MILLIONS    MILLIONS         MILLIONS
                                       --------   --------    --------    --------   --------   --------    --------    --------   --------  --------   --------    --------         --------

UNLINKED ISRAELI CURRENCY
Assets                                     37.1        3.6        36.6        34.3       30.3        4.0         2.1         3.3          -         -      151.3       128.0            257.5
Liabilities                                25.2       21.1       128.5       114.0          -          -           -           -          -         -      288.8       569.5 (4)        809.7
                                       --------   --------    --------    --------   --------   --------    --------    --------   --------  --------   --------    --------         --------
Difference                                 11.9      (17.5)      (91.9)      (79.7)      30.3        4.0         2.1         3.3          -         -     (137.5)     (441.5)          (552.2)
Derivative instruments
 excluding options                         52.2       19.9        24.1           -          -          -           -           -          -         -       96.2           -             96.2
ISRAELI CURRENCY LINKED TO THE CPI
Assets                                     10.2       21.4        74.7        82.5       73.9       67.5        58.7       163.4       87.9       0.8      641.0       825.8          1,309.3
Liabilities                                20.5       11.9        47.5        51.9       49.3       48.2        47.0        89.7        3.2         -      369.2        37.6            376.4
                                       --------   --------    --------    --------   --------   --------    --------    --------   --------  --------   --------    --------         --------
Difference                                (10.3)       9.5        27.2        30.6       24.6       19.3        11.7        73.7       84.7       0.8      271.8       788.2            932.9
Derivative instruments
 excluding options                            -      (19.9)      (24.1)          -          -          -           -           -          -         -      (44.0)          -            (44.0)
FOREIGN CURRENCY AND
 LINKED THERETO
Assets                                     26.2      160.4       496.8       617.5      611.7      606.4       600.6     2,949.2    3,672.5         -    9,741.3        36.8          5,897.2
Liabilities                                 2.8      158.1       488.8       608.3      604.1      599.9       595.6     2,940.5    3,673.6         -    9,671.7       492.2          6,308.8
                                       --------   --------    --------    --------   --------   --------    --------    --------   --------  --------   --------    --------         --------
Difference                                 23.4        2.3         8.0         9.2        7.6        6.5         5.0         8.7       (1.1)        -       69.6      (455.4)          (411.6)
Derivative instruments
 excluding options                        (52.2)         -           -           -          -          -           -           -          -         -      (52.2)          -            (52.2)
NON-MONETARY ITEMS
Assets                                        -          -           -           -          -          -           -           -          -         -          -        52.4             52.4
Liabilities                                   -          -           -           -          -          -           -           -          -         -          -         1.5              1.5
                                       --------   --------    --------    --------   --------   --------    --------    --------   --------  --------   --------    --------         --------
Difference                                    -          -           -           -          -          -           -           -          -         -          -        50.9             50.9

TOTAL AS AT DECEMBER 31, 2006
ASSETS                                     73.5      185.4       608.1       734.3      715.9      677.9       661.4     3,115.9    3,760.4       0.8   10,533.6     1,043.0          7,516.4
LIABILITIES                                48.5      191.1       664.8       774.2      653.4      648.1       642.6     3,030.2    3,676.8         -   10,329.7     1,100.8          7,496.4
                                       --------   --------    --------    --------   --------   --------    --------    --------   --------  --------   --------    --------         --------
DIFFERENCE                                 25.0       (5.7)      (56.7)      (39.9)      62.5       29.8        18.8        85.7       83.6       0.8      203.9       (57.8)            20.0
                                       ========   ========    ========    ========   ========   ========    ========    ========   ========  ========   ========    ========         ========

(1)  In this table the future cash flows in respect of assets and liabilities are presented according to linkage base, in accordance with the remaining period to the contractual maturity date of each cash flow.

(2)  Including assets past due in the amount of NIS 154.3 million. The data is net of specific allowances for doubtful debts.

(3)  As included in Note 19 "Assets and liabilities classified according to linkage base", including off-balance sheet amounts for derivatives.

(4)  The balance includes the balance of the credit line that was provided by the Bank of Israel until July 31, 2008 (the end of the Run-Off plan).

                                    F - 112

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS

     A.   OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

                                            DECEMBER 31   DECEMBER 31
                                               2007          2006
                                               -----         -----
                                             REPORTED       REPORTED
                                              AMOUNTS       AMOUNTS
                                               -----         -----
                                           NIS MILLIONS   NIS MILLIONS
                                               -----         -----

Transactions the balance of which
 represents a credit risk -

Guarantees securing credit                     157.9         170.9
Guarantees to home purchasers                   17.9          46.2
Other guarantees and liabilities                 4.6           6.3
Unutilized revolving credit facilities             -           0.6

     B.   OTHER CONTINGENT LIABILITIES AND COMMITMENTS

     1.   See Note 18A with respect to the contingent liabilities regarding personal employment agreements with senior executives.

     2.   Long-term rental agreement -

          During 2003, the Bank signed a rental agreement in respect of its office premises for the period ending in August 2009. The annual rental payment, which is linked to the CPI, amounts to NIS 1.1 million.

     3.   As at January 1, 2004 the Bank has outsourced its computer services, according to which it signed an agreement to receive computer services for a period of five years. As part of the agreement, the company with which the Bank signed the agreement undertook to provide the Bank with ongoing management and operational services of its information systems, operation and maintenance of hardware, computers, peripheral equipment, communications and infrastructure software, operation and maintenance of applications, making changes and adjustments to the information systems, data security, etc. In 2008, the cost of the service will amount to NIS 2.2 million per annum. This agreement will expire on December 31, 2008 and the parties have no commitment to extend it further.

     4.   During 2006, the Bank signed an agreement to receive storage and archive services for a period of four years, ending at the end of
          April 2010. The annual cost is estimated at NIS 78 thousand.

     5.   A few years ago, the Bank entered into agreements whereby it will participate in private investment funds. The total amount approved for investment by the Bank amounts to U.S.$ 20 million. The said investment funds invest in Israeli companies or companies related to
          Israel and in hi-tech companies. The investment in them is presented under the "Securities" item. The major part of the investments made by these funds is in the credit component. The balance of these liabilities as at balance sheet date amounts to U.S.$ 0.7 million.

                                    F - 113

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     C.   INDEMNIFICATION AND LETTERS OF EXEMPTION FOR SENIOR OFFICERS

     1)   The Company issued to its officers and directors a letter of indemnification that was approved by the shareholders' general meeting of the Bank on August 8, 2002. According to the letter of
          indemnification that was issued, the Bank undertook to indemnify its officers and directors in respect of any monetary liability imposed on them in favor of another person in accordance with a court ruling
          (including a ruling made as part of a compromise and an arbitration decision that received court approval) and in respect of reasonable legal expenses (including attorney fees), that are imposed on them following actions (defined as including acts of omission or commission) that were taken and/or will be taken by them due to their being officers or directors of the Bank or as part of a position or duty that they fulfilled and/or will fulfill at the request of the
          Bank or on its behalf in a company or other corporate entity or any business venture in which the Bank has invested or will invest, providing that these actions are connected with one or more of the types of events detailed in the letter of indemnification including, inter alia, the following events:

          o    The issuance of securities.

          o    Using voting rights and rights to appoint directors in a company in which the Bank held and/or will hold shares and/or in another company and/or business venture in which the Bank has or will invest.

          o    Voting for or against any decision of the Board of Directors, a committee, etc., of a company, entity or venture as
               aforementioned.

          o    The realizing of collateral provided to the Bank.

          o    The approval of credit and/or the provision of credit and other actions as part of the Bank's permissible business in accordance with the Banking Law (Licensing) - 1981.

          o    The holding of assets in trust.

          o    The providing of an underwriting commitment.

          o    A transaction in assets executed by the Bank for itself.

          o    The issuance of a report or notice as required by law.

          o    The receipt of licenses and permits.

          o    Events connected to employee-employer relations.

          o    The privatization of the Bank and any course of action performed to further the privatization or in connection therewith.

          o    Any refraining from executing one or more of the aforementioned acts.

          The amount of the total cumulative indemnification that is payable according to the aforementioned letter of indemnification shall not exceed 25% of the Bank's shareholders' equity according to its financial statements for March 31, 2002, which was NIS 640.3 million, meaning no more than NIS 160.1 million, linked to the CPI published in respect of March 2002. The letter of indemnification is subject to the provisions of the Companies Law and to various conditions as specified in the letter of indemnification. It is noted that Amendment 3 to the
          Companies Law - 1999 (dated March 7, 2005) provides, inter alia, that an indemnification commitment (such as the aforementioned letter of indemnification) has to be limited to events the board of directors believes may actually occur at the time of providing the
          indemnification commitment and to an amount or criterion the board of directors deems as reasonable under the circumstances of the matter.
          The question of the amendment applying to existing letters of indemnification and the interpretation of the aforementioned restriction have not yet been addressed in court rulings and therefore the effects of the amendment on the aforementioned writ of indemnification are uncertain.

                                    F - 114

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

          C.   INDEMNIFICATION AND LETTERS OF EXEMPTION FOR SENIOR OFFICERS
               (CONT'D)

               In May 2003, the Audit Committee and the Board of Directors of
               the Bank approved the applicability of the letter of
               indemnification to an additional director whose appointment ended prior to July 11, 2002.

          2)   On February 26, 2008, the Audit Committee and the Board of
               Directors of the Bank approved the issuance of a new letter of indemnification to Officers and Directors of the Bank
               (hereinafter - the "New Letter of Indemnification"). The new letter of indemnification applies to transactions (as defined to include acts of omission and decisions) conducted commencing on
               August 26, 2002 (which is the date on which the Prime Minister's
               Office, the Finance Ministry and the Bank of Israel decided on a package of steps in connection with the Bank, including the sale of its asset and liability portfolio) and that were performed and/or will be performed by Officers and Directors of the Bank by virtue of their being Officers or Directors of the Bank, or by virtue of any position or job in any company, the shares of which are and/or will be held by the Bank or in any corporation or other business project in which the Bank invested and/or will invest. The new letter of indemnification covers monetary
               indebtedness placed on the Officers or Directors in favor of another person by court ruling (including a ruling rendered as part of a compromise or arbitration ruling approved by the court)
               and which are connected or which derive from events set out in the new letter of indemnification, that are events that the Board of Directors of the Bank found to be foreseeable in view of the activity of the Bank at the date of the approval of the new letter of indemnification.

               These events include, among other things, the following:

               o    The sale or assignment of credit or collateral.

               o    Receipt of a special credit line from the Bank of Israel.

               o    Adoption or extension of the Bank's Run-off Plan.

               o    Liquidation or receivership of the assets of the Bank.

               o    Repayment of the perpetual deposits of the Bank with the
                    Treasury.

               o    Redemption of the redeemable preference shares of the Bank.

               o    Conducting and/or advancing negotiations and executing an
                    arrangement with the shareholders of the Bank as part of
                    article 350 of the Companies Law - 1999, in connection with the transfer and/or delivery and/or redemption of their
                    shares.

               o    The privatization of the Bank.

               o    Management of credit, handling debts, restructuring of
                    debts, taking steps to collect debts.

               o    Management of various types of risks.

               o    Activities connected with the disclosure and recording
                    requirements applicable to the Bank.

               The overall amount of the indemnification in respect of the aforementioned monetary indebtedness to be paid as part of the new letter of indemnification and the overall amount of the indemnification in respect of the monetary indebtedness to be paid as part of the existing letter of indemnification which was approved by the general meeting of the Bank on August 8, 2002
               (hereinafter - the "existing letter of indemnification"), shall not exceed in the aggregate the ceiling for indemnification set out in the existing letter of indemnification which, as mentioned above, amounts to NIS 160.1 million, linked to the Cost of Living
               Index in respect of March 2002.

                                    F - 115

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     C.   INDEMNIFICATION AND LETTERS OF EXEMPTION FOR SENIOR OFFICERS (CONT'D)

          In addition to the aforementioned monetary indebtedness, the new letter of indemnification also covers reasonable litigation costs, including attorney fees that officers or directors incurred or will be charged in certain proceedings. The new letter of indemnification still requires the approval of the general meeting of the Bank (which has not yet been given) and in any event will go into effect only upon submission of a request by the bank to the court to approve a compromise plan and/or arrangement pursuant to article 350 of the
          Companies Law - 1999, between the Bank and all or part of its shareholders, in connection with (among other things) the purchase and/or redemption of their shares.

     3)   On February 26, 2008, the Audit Committee and the Board of Directors
          of the Bank approved the issuance of a letter of exemption to Officers and Directors of the Bank. The letter of exemption exempts the
          Officers and Directors of the Bank from liability in respect of damage caused to the Bank as a result of a breach in their fiduciary responsibility towards the Bank in actions (defined as including acts of omission and decisions) carried out and/or that will be carried out by them by virtue of their being Officers and Directors of the Bank, except for actions carried out, as above, prior to August 26, 2002.

          The letter of exemption still requires the approval of the general meeting of the Bank (which has not yet been given) and in any event will go into effect only upon submission of a request by the bank to the court to approve a compromise plan and/or arrangement pursuant to article 350 of the Companies Law - 1999, between the Bank and all or part of its shareholders, in connection with (among other things) the purchase and/or redemption of their shares.

     4)   On July 17, 2005 the Bank issued a letter of indemnification to a former employee of the Bank regarding a possible claim that may be filed against him by a customer of the Bank and/or representatives of the customer. The Bank has taken legal measures against this customer in respect of a liability in the amount of U.S. $ 250,000. The claim filed by the aforementioned customer also includes various allegations against the aforementioned employee.

     5)   On February 11, 2005 the Bank issued a letter of indemnification in favor of an attorney of the Bank who was appointed as the execution office receiver for the purpose of realizing a mortgage of the Bank.
          The letter of indemnification was issued in respect of proceedings the
          Bank and aforementioned attorney are taking in order to annul the sale agreement that was prepared by the said attorney in the framework of realizing the mortgage in favor of the Bank.

     D.   LEGAL ACTIONS

          Legal actions, including a motion to certify a claim as a class action, were filed against the Bank in the ordinary course of business. Management of the Bank, on the basis of legal opinions regarding the prospects of the actions, believes that when necessary, adequate provisions were included in the financial statements to cover possible losses in respect of those claims.

          Following are details of legal actions against the Bank in material amounts:

     1)   In March 2003, Lehava Underwriters Ltd. (by virtue of its being a shareholder of the Bank) filed a derivative claim in the amount of NIS
          409.5 million against eleven senior officers of the Bank (current and past) and against the Bank itself. The plaintiff claims that the named senior officers breached their "duty of care" toward the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the Bank the amount of the claim, as compensation for the damages they inflicted on the Bank.

                                    F - 116

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

          According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable collateral, problems with the credit-granting policy and the quality and approval procedures thereof, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances for doubtful debts recorded by the Bank in 2002. The Bank notified the insurers with which it has a directors and senior officers liability insurance policy of the filing of the suit. The insurers have notified the Bank that they have certain reservations regarding the insurance coverage of the claim and that they reserve their rights on this matter. The Bank rejects these reservations in their entirety and intends to act in order to fully exercise its rights against the insurers. The defendants filed a motion to have the suit summarily dismissed on the grounds that the plaintiff should have filed a motion for approval of the claim as a derivative claim. The Court accepted the position of the defendants and it ordered the plaintiff to file a motion for the approval of the claim as a derivative claim. Such a motion was submitted on December
          7, 2003. The Bank delegated an attorney to represent it in the claim and the motion for approval. The hearing on the motion was held on May
          26, 2005. On June 18, 2006, the Court decided to reject the motion to approve the suit as a derivative suit and awarded the defendants court costs and attorney fees. On September 18, 2006, the plaintiff appealed the decision to reject the motion to approve the suit as a derivative suit to the Supreme Court. The parties submitted written summaries, and the completion of oral arguments was held on February 21, 2008.
          The Supreme Court has not yet rendered its ruling on the appeal. In the opinion of the Bank's legal counsel, since the claim is a derivative action in which the Bank is only a formal respondent, the
          Bank's exposure in respect thereto is only for expenses (including court fees, expenses of the plaintiff, fee to the attorney of the plaintiff and special compensation to the plaintiff).

     2)   In October 2002, Mr. Arye Fin (a shareholder of the Bank) filed with the Tel Aviv-Jaffa District Court a legal action against the Bank, against the State of Israel (as controlling shareholder in the Bank), and against 17 former and current officers of the Bank (two of which were removed later from the action), together with a motion to have the suit approved as a class action. The class action was filed in the name of all those who purchased shares of the Bank between December 1,
          2001 and August 22, 2002, and the cause of the action is the alleged breach of the duty to report under the Securities Law - 1968 and the
          Securities Regulations (Periodic and Immediate Reports) - 1970 enacted thereunder (hereinafter - the Securities Regulations). As claimed in the action, during the aforementioned period, a number of
          extraordinary events and/or matters occurred that indicated that the
          Bank was in serious condition, and both these events and matters, and the Bank's very situation mandated that the Bank file an immediate report under the Securities Regulations. Such a report was not filed.
          The estimated damages being claimed in the action is NIS 20 million and, alternatively, NIS 14 million. The Bank notified the insurers with which it has a bankers policy and a directors and senior officers liability insurance policy of the filing of the suit. The insurers carrying the bankers policy notified the Bank that the bankers policy does not cover the claim. The Bank was also notified by the insurers carrying the directors and senior officers liability insurance policy that they have certain reservations regarding the validity of the claim's insurance coverage and that they reserve their rights on this matter.

                                    F - 117

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

          The Bank announced that it summarily rejects these reservations and intends to act in order to fully exercise its rights towards the insurers. The Bank handed over the care of the suit and the motion to have the suit recognized as a class action to an attorney acting on its behalf. On July 11, 2007, a compromise agreement was signed between the Bank and the representative plaintiff, Mr. A. Fin (without either party recognizing the claims of the other), whereby the Bank undertook to pay an amount of NIS 4.7 million to the plaintiff group and an additional amount of NIS 1.2 million (plus VAT as applicable)
          as a special remuneration to the plaintiff and attorney fees to the attorneys of the plaintiff. In addition, the Bank will have to bear the costs of advertising the compromise arrangement, the fee of the examiner to be appointed by court to render his opinion on the proposed compromise, and an amount of US$ 10,000 plus VAT as the fee of the Supervisor who will examine the debt claims of the group.
          Concurrently, the Bank entered into a compromise agreement with the insurer which issued the policy granting indemnification of the
          Directors and senior officers, whereby the insurers undertook to indemnify the Bank in an amount equal to half of the cost of the compromise with the representative plaintiff (up to a maximum of NIS
          6.25 million), plus NIS 1 million in respect of the legal fees of the
          Bank and the senior officers that were sued. The compromise agreement with the representative plaintiff was ratified by the court on
          November 4, 2007 (with no objections to its ratification being submitted), after having been previously ratified by the general shareholders meeting of the Bank and the Bank paid the amounts set out in the agreement.

     3)   In September 2004, various financial entities that hold class C and/or
          CC and/or CC1 shares of the Bank filed with the Tel Aviv-Jaffa
          District Court an originating motion in which the Court was requested, inter alia, to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002.
          The petitioners contend, inter alia, that according to the Bank's articles of association, the Bank is required to pay to the holders of its preferred shares an annual dividend at the rate of 7.5%, because this dividend is not actually a dividend but rather a payment made in full by the State of Israel in respect of the perpetual deposits the
          Bank keeps with it, and therefore its distribution is not subject to the distribution conditions provided in the law, and that even if the distribution conditions should be applied, the Bank should still be ordered to distribute the requested dividend, due to the Bank's meeting the repayment ability test as the dividend is being fully financed by the State of Israel and not being deducted from the capital of the Bank. The Bank transferred the handling of the originating motion to attorneys acting on its behalf. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the Ministry of Finance is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9, 2005 against the Minister of Finance and the
          aforementioned financial entities, in which it requested (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. A preliminary hearing on the originating motions took place on January 12, 2006. In the reply of the Minister of Finance to the originating motions prior to the aforementioned preliminary hearing, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the
          Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank.

                                    F - 118

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

          On March 23, 2006, the court decided that in the first stage, the question of the accrual of interest on the perpetual deposits of the
          Bank with the Treasury will be discussed and resolved, since a resolution of this question will advance the hearing and the resolution of the rest of the questions that must be answered. On
          August 5, 2007, a verdict was handed down by the Tel Aviv District
          Court whereby it rejected the opening motion filed by the Bank against the Finance Minister and against the aforementioned financial institutions and determined that as long as a dividend is not distributed on the preference shares of the Bank, the interest on the perpetual deposits of the Bank with the Treasury does not accrue. At its meeting on October 9, 2007, the board of directors of the Bank discussed the ramifications of the verdict. The board of directors decided that since the suit of the Bank (its opening motion) related not only to the issue of the accrual of the interest on the perpetual deposits, in the absence of a dividend distribution, rather also to the accrual and payment of a dividend in arrears (including upon liquidation), and since on the basis of the determination of the court that the suit of the Bank was rejected, a claim can be made that the verdict rejects also the right of the Bank to accrued interest against the payment of the dividend in arrears on the preferred shares (a result which the board of directors believes is incorrect and it is reasonable to assume that the court did not intend such a result), then the Bank will file an appeal on the rejection of the claim with regard to the payment of the accrued interest on the perpetual deposits against the payment of the dividend in arrears.
          Notwithstanding the above, the board of directors added in its decision that the appeal will not be filed if an adequate
          clarification is provided by the State as to its consent to pay accrued interest on the perpetual deposits against the payment of the dividend in arrears on the preferred shares (Preferred C, CC, CC1, D and DD shares). Such clarification was not forthcoming and the appeal of the Bank was submitted to the Supreme Court on January 6, 2008. At the aforementioned meeting on October 9, 2007, the board of directors of the Bank also decided that in view of the ruling handed down by the
          Tel Aviv District Court on the originating motion of the Bank, it would be prudent for the Bank to take steps towards the renewal of the distribution of the dividend and as such, it decided to take a number of steps including convening a general meeting of the Bank and recommending to the general meeting to amend the by-laws of the Bank so as to remove the existing impediment therein against the renewal of a dividend distribution to the preferred shareholders of the Bank. The general meeting of the Bank convened on January 7, 2008 and rejected the proposed amendments to the by-laws of the Bank. On February 5,
          2008, the financial entities that filed the originating motion against the Bank submitted a request to the court to add the State as an additional respondent to the originating motion due to, among other reasons, the vote of the State at the general meeting of the Bank against the proposed amendments to the Bank's by-laws. In the opinion of the Bank's legal counsel, the likelihood that the court will require the Bank to pay the dividend, as above, without its being financed by the State (as interest on the perpetual deposits of the
          Bank with the Treasury) is remote.

     4)   In December 2007, a suit was filed against the Bank in the Tel Aviv-
          Jaffa Magistrates Court for an amount of NIS 1.3 million. The suit was filed by a customer of the Bank which received in the past credit from the Bank to finance a construction project. As alleged in the suit, the Bank over charged the plaintiff's account with the bank in respect of interest and commissions, without its consent or against agreements with it. According to the plaintiff, if not for these charges, its account with the Bank as of June 2007 would have had a credit balance in the amount being sued for and not a debit balance. The Bank transferred the handling of this suit to an attorney.

                                    F - 119

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     5)   In May 2006, a suit was filed in the Rehovot Magistrates Court, in an amount of NIS 2.5 million, against the Bank, the receiver that was appointed at the request of the Bank in respect of a carpentry workshop and the purchaser of the workshop from the receiver.
          According to the statement of claim, the Bank agreed to allow the plaintiffs who were the owners of the workshop to find a purchaser for the workshop by themselves, but when the potential purchaser that the owners found heard that the workshop was in receivership, he entered into an agreement with the Bank and the receiver for the purchase of the workshop at an amount that was lower than the amount that he undertook to pay the plaintiffs. The plaintiffs also claim that the
          Bank and the receiver did not insure the premises and equipment of the workshop and, therefore, they are liable for the damages that occurred to the premises and the equipment as a result of a fire that broke out at the workshop. The handling of the suit was transferred to an attorney on behalf of the Bank.

     6)   In October 2005, a company, that performs engineering and plumbing work, filed a claim with the Tel Aviv-Jaffa District Court in the amount of NIS 1.4 million against the Bank, a receiver that was appointed at the request of the Bank to a residential and commercial project that encountered difficulties, and against the owner of the land that at the time had entered into a combination agreement with the promoter that had constructed the project with the financing of the Bank. The plaintiff company allegedly performed work on the project at the request of the promoter, which had failed and did not repay its debt to the plaintiff company. The claim states that the amount requested reflects the amount the promoter still owes the plaintiff company in respect of the work it executed on the project with the addition of interest and/or linkage differences. The plaintiff company contends that due to principles of closed banking financing and the Bank having granted to the promoter bank financing for construction of the project, the Bank should be considered responsible for repayment of the debt. Furthermore, it contends that at the time it had entered into the agreement with the promoter, the
          Bank should have brought to its attention the information the plaintiff contends was in the possession of the Bank, regarding the difficult condition of the promoter and the project. The handling of the claim was transferred to the care of an attorney acting on behalf of the Bank. On March 14, 2006, the suit against the receiver was summarily dismissed, but the suit against the Bank and the owner of the property (who has since passed away) remained in place.

     7)   In June 2004, two former employees of the Bank, who had filled senior positions in the Bank, filed a suit against the Bank with the Tel
          Aviv-Jaffa Labor Court in the total amount (for both of them) of NIS
          2.3 million. The claim is for the payment of certain benefits, which the plaintiffs allege were due to them with regard to their retirement from the Bank in 2002. The suit was filed also against the Ministry of
          Finance Commissioner of Wages and Labor Agreements in respect of the non-approval of these payments. Alternatively the aforementioned plaintiffs claim the salary raises they allege that they forfeited in the past in exchange for the aforementioned benefits. The Bank has transferred the matter to an attorney acting on its behalf. On June
          20, 2005 the aforementioned plaintiffs filed a request for a partial judgment in the amount of NIS 415 thousand, in respect of amounts the payment of which was approved by the Ministry of Finance Commissioner of Wages and Labor Agreements without conditioning the approval upon their relinquishing any additional claims. The Bank has filed an objection to the request. The Court has not yet ruled on the request.

                                    F - 120

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     8)   In September 2003, a supplier of fuel products filed a claim in the amount of NIS 6 million with the Tel Aviv-Jaffa District Court against the Bank and two other banks regarding non-payment of the
          consideration for fuel products it had provided to a mutual customer of the three defending banks. It is alleged that the involvement of the defending banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff on which it had relied at the time of delivery of its products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defending banks. The Bank has transferred the matter to an attorney acting on its behalf.

     9)   In August 2000 a suit was filed with the Tel Aviv-Jaffa District Court against one of the Bank's former senior executives and against 24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was set at $ 18.7 million, which was later increased to $ 22.5 million. According to the plaintiff's complaint, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former grandchild subsidiary of the Bank. The claim was transferred to an attorney and a defense brief was submitted. In 2005, the insurers carrying the directors and senior officers liability insurance policy notified the Bank that in their opinion the claim does not have insurance coverage, but the Bank's legal counsel handling the claim believes that if the said executive has to make any monetary payment in respect of the suit, the payment will be covered by the insurance policy.

     In the opinion of Management of the Bank, which is based on the opinion of its legal counsel, the Bank's exposure in respect of pending claims, whose prospects of success are not remote and regarding which a provision was not recorded, amounts to NIS 15 million.

     E    NON-REPORTING IN THE U.S. REGARDING SHARES CONSIDERED "ABANDONED"

     The Bank's D and DD preference shares were issued in the U.S., as were some of the C and CC preference shares and capital notes of the Bank. According to U.S. state law, under certain circumstances, a security that is uncalled for is considered to be "abandoned" and it must be reported each year to the state in which the last residence of the owner of the security is located. The same state is also entitled to take ownership of the security.
     The same applies to the payment of a dividend and/or interest in respect of securities not collected by the holders of the securities which, when certain conditions are fulfilled, are also considered to be "abandoned" and which must be reported and transferred. The shares and capital notes were issued in the U.S. many years ago and the ongoing handling of the securities was done by an agent in the U.S. The information which reached the Bank indicates that no reports were filed with the various states and as a result the securities and/or the payments in respect of the securities of the Bank which were not collected became "abandoned".. Failure to file the required reports and the resulting non-transfer of the securities and/or the payments, may expose the bank to financial sanctions. There are various issues involved which still require further investigation, such as the volume of the securities and payments involved, whether the securities are indeed subject to U.S. law or to Israeli law, who is entitled to them as a result of their being "abandoned", the likelihood of sanctions and the possibility of having them cancelled, and to what extent the Bank is liable for the failure to report and transfer. At this stage, the Bank is unable to assess the financial consequences, if at all.

                                    F - 121

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     F.   OFF-BALANCE SHEET COMMITMENT AT YEAR-END IN RESPECT OF ACTIVITY BASED
          ON COLLECTION OF LOANS*

                                                         DECEMBER 31   DECEMBER 31
                                                             2007          2006
                                                           -------       -------
                                                          REPORTED       REPORTED
                                                           AMOUNTS       AMOUNTS
                                                           -------       -------
                                                         NIS MILLIONS  NIS MILLIONS
                                                           -------       -------

Credit from deposits based on rate of collection**
Unlinked Israeli currency                                    335.1         335.6
CPI linked Israeli currency                                    4.7           4.7
Foreign currency                                             171.8         188.6
                                                           -------       -------

Total                                                        511.6         528.9
                                                           =======       =======

     *    Credit and deposits from deposits the repayment of which to the depositor is contingent upon the collection of credit (or deposits).
          The Bank presently has no interest margin or collection commission with respect to the handling of such credit.

     **   The aforementioned credit and deposits mainly derive from agreements that were made with the State regarding the granting of credit as follows:

          -    Loans intended for research and development.

          -    Loans in the framework of the fund for small businesses.

          -    Loans that were granted in the framework of Amendment 39 of the
               Law for the Encouragement of Capital Investments.

     As at December 31, 2007, the activity based on the extent of collection includes past due balances amounting to NIS 506.9 million (December 31,
     2006 - NIS 524.2 million).

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS

     A.   VOLUME OF OPERATIONS

     1.   Stated amount of derivative instruments ALM (1)

                            DECEMBER 31, 2007          DECEMBER 31, 2006
                          ---------------------      ---------------------
                         CPI/SHEKEL    FOREIGN      CPI/SHEKEL     FOREIGN
                          INTEREST     CURRENCY      INTEREST      CURRENCY
                         CONTRACTS     CONTRACTS    CONTRACTS     CONTRACTS
                          -------       -------      -------       -------
                             REPORTED AMOUNTS          REPORTED AMOUNTS
                          ---------------------      ---------------------
                       NIS MILLIONS  NIS MILLIONS  NIS millions  NIS millions
                          -------       -------      -------       -------

Forward contracts            30.4          17.0         45.9          53.4
                          -------       -------      -------       -------

Total                        30.4          17.0         45.9          53.4
                          =======       =======      =======       =======

     (1)  Derivatives comprising part of the asset and liability management of the Bank, not designated for hedging purposes.

                                    F - 122

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS (CONT'D)

     A.   VOLUME OF OPERATIONS (CONT'D)

     2.   Gross fair value of derivative instruments ALM (1)

                                  DECEMBER 31, 2007          DECEMBER 31, 2006
                                ---------------------      ---------------------
                               CPI/SHEKEL    FOREIGN      CPI/SHEKEL     FOREIGN
                                INTEREST     CURRENCY      INTEREST      CURRENCY
                               CONTRACTS     CONTRACTS    CONTRACTS     CONTRACTS
                                -------       -------      -------       -------
                                   REPORTED AMOUNTS          REPORTED AMOUNTS
                                ---------------------      ---------------------
                             NIS MILLIONS  NIS MILLIONS  NIS millions  NIS millions
                                -------       -------      -------       -------

Gross positive fair value             -           0.5          1.0           1.1
Gross negative fair value          (0.6)            -            -             -
                                -------       -------      -------       -------

Total                              (0.6)          0.5          1.0           1.1
                                =======       =======      =======       =======

     B.   DERIVATIVE INSTRUMENTS CREDIT RISK ACCORDING TO THE OPPOSITE PARTY TO
          THE CONTRACT

                                                                      DECEMBER 31, 2007
                                                               -------------------------------
                                                                       REPORTED AMOUNTS
                                                               -------------------------------
                                                                         NIS MILLIONS
                                                               -------------------------------
                                                                BANKS   CENTRAL BANKS   TOTAL
                                                               -------     -------     -------

Gross positive fair value of derivative instruments                0.5           -         0.5
Off-balance sheet credit risk in
 respect of derivative instruments (2)                             4.7           -         4.7
                                                               -------     -------     -------

Total credit risk in respect of derivative instruments             5.2           -         5.2
                                                               =======     =======     =======

                                                                      DECEMBER 31, 2006
                                                               -------------------------------
                                                                       REPORTED AMOUNTS
                                                               -------------------------------
                                                                         NIS MILLIONS
                                                               -------------------------------
                                                                BANKS   CENTRAL BANKS   TOTAL
                                                               -------     -------     -------

Gross positive fair value of derivative instruments                2.1           -         2.1
Off-balance sheet credit risk in
 respect of derivative instruments (2)                             9.9           -         9.9
                                                               -------     -------     -------

Total credit risk in respect of derivative instruments            12.0           -        12.0
                                                               =======     =======     =======

     (1)  Derivatives comprising part of the asset and liability management of the Bank, not designated for hedging purposes.

     (2)  Off-balance sheet credit risk relating to derivative instruments
          (including those with a negative fair value) as computed for limitation on individual borrower indebtedness.

                                    F - 123

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS (CONT'D)

     C.   MATURITY PERIOD - STATED AMOUNTS AT YEAR-END

                                               DECEMBER 31, 2007
                                      ----------------------------------
                                                REPORTED AMOUNTS
                                      ----------------------------------
                                       UP TO    FROM 3 MONTHS
                                      3 MONTHS    TO 1 YEAR       TOTAL
                                      -------      -------       -------
                                   NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                      -------      -------       -------

CPI/Shekel interest contracts            20.3         10.1          30.4
Foreign currency contracts               17.0            -          17.0
                                      -------      -------       -------

Total                                    37.3         10.1          47.4
                                      =======      =======       =======

                                               DECEMBER 31, 2006
                                      ----------------------------------
                                                REPORTED AMOUNTS
                                      ----------------------------------
                                       UP TO    FROM 3 MONTHS
                                      3 MONTHS    TO 1 YEAR       TOTAL
                                      -------      -------       -------
                                   NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                      -------      -------       -------

CPI/Shekel interest contracts            20.5         25.4          45.9
Foreign currency contracts               53.4            -          53.4
                                      -------      -------       -------

Total                                    73.9         25.4          99.3
                                      =======      =======       =======

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     This note contains information on the methods of arriving at the fair value of financial instruments. Most of the Bank's financial instruments are not traded on active markets and thus market quotations are not available.
     Therefore, the fair value is arrived at by using accepted pricing models, such as the present value of future cash flows discounted at interest rates, which reflect the level of risk intrinsic to the financial instrument. Estimating the fair value by way of determining the future cash flows and setting the discount interest rate is subjective. Therefore, regarding most of the financial instruments, the fair value estimate is not necessarily an indication of the instrument's realizable value on balance sheet date. The estimate of the fair value was made at interest rates prevailing at balance sheet date and did not take interest rate fluctuations into consideration. The use of other interest rates could result in significantly different fair values. This is especially true in regard to non-interest bearing financial instruments or those bearing fixed interest rates. Furthermore, commissions receivable or payable as a result of the business activity were not taken into account and neither was the tax effect.

                                    F - 124

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT'D)

     Moreover, the difference between the book value and fair value of the financial instruments may not be realized since, in most cases, the Bank is likely to hold the instruments until redemption. In view of the above, it should be emphasized, that the data contained in this note should not be considered as an indication of the value of the Bank as a going concern.
     Furthermore, considering the wide range of valuation and estimation techniques which may be applied in arriving at fair values, caution should be used in comparing the fair values arrived at by different banks.

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR
     VALUE ESTIMATES OF FINANCIAL INSTRUMENTS

     GENERAL - As mentioned in Note 1A, the Bank needed a credit line from the
     Bank of Israel. The credit line from the Bank of Israel bears the Bank of
     Israel rate of interest. The discount rate of the cash flows of the deposits raised by the Bank is set, for purposes of the fair value of the liabilities, on the basis of the said interest rates.

     DEPOSITS WITH BANKS AND CREDIT TO THE GOVERNMENT - By use of the method of discounting future cash flows at interest rates used by the Bank in similar transactions proximate to balance sheet date.

     MARKETABLE SECURITIES - Are valued at market value. Shares for which no market value is readily available are stated at cost.

     CREDIT TO THE PUBLIC - The fair value of the balance of credit to the public was arrived at by using the method of the present value of future cash flows discounted at an appropriate interest rate. The balance of such credit was segmented into several categories. The future aggregate cash flows of each category (principal and interest) were calculated. Such cash inflows were discounted at an interest rate, which reflects the level of risk inherent in the credit. Generally, this interest rate is set on the basis of the rate at which similar transactions of the Bank were effected as at balance sheet date. For short-term balances of credit (for an initial period of up to three months), or balances at variable market interest rates (prime, Libor, etc.), which change at intervals of up to three months, their stated value is considered to be their fair value.

     The fair value of problematic debts was calculated by using discount rates reflecting their intrinsic high credit risk. In any event, such discount rates were not less than the highest interest rate used by the Bank in its operations proximate to balance sheet date. The future cash flows of problematic debts were calculated net of the specific allowances for doubtful debts. The general and supplementary allowances for doubtful debts in an aggregate amount of NIS 45.3 million (on December 31, 2006 - NIS 51.7 million), were not deducted from the balance of credit to the public for cash flows purposes in assessing the fair value.

     PERPETUAL DEPOSITS WITH THE ISRAELI TREASURY - The accepted pricing models cannot be applied to such deposits. Therefore, their book value is considered to be their fair value (see Note 8 for details of the terms of these deposits).

     DEPOSITS, DEBENTURES AND CAPITAL NOTES - The fair value of these liabilities was arrived at by the method of discounting the future cash flows at the interest rate paid by the Bank in obtaining similar deposits, or the interest rate of similar debentures and capital notes issued by the
     Bank, prevailing as at balance sheet date.

                                    F - 125

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR
     VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     DEPOSITS FROM THE BANK OF ISRAEL - The balance in the balance sheet is a close approximation of the fair value since the deposits are at variable rates of interest.

     NON-PARTICIPATING PREFERENCE SHARES - The common costing models do not address this type of share. As a result, the fair value is presented as book value (for information pertaining to the rights of these shares and the dividend in arrears, see Notes 14 and 16).

     PARTICIPATING PREFERENCE SHARES - The common costing models do not address this type of share. As a result, the fair value is presented as book value
     (for information pertaining to the rights of these shares and the dividend in arrears, see Notes 15 and 16).

     DERIVATIVE FINANCIAL INSTRUMENTS - Instruments having an active market, were valued at market value. Where these instruments are traded on several markets, valuation was based on quotations in the most active market.
     Derivatives that are not traded on an active market, were valued based on models used by the Bank in its current operations which take into consideration the inherent risk of the financial instrument (market risk, credit risk etc.).

     FINANCIAL INSTRUMENTS (OTHER THAN DERIVATIVE AND MARKETABLE FINANCIAL
     INSTRUMENTS) FOR AN INITIAL PERIOD NOT EXCEEDING THREE MONTHS AND AT
     VARIABLE MARKET INTEREST RATES - The amount stated in the balance sheet represents an approximation of the fair value subject to changes in credit risks and interest margins of the Bank in transactions at variable interest rates.

                                    F - 126

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR
     VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     Following are balances and fair value estimates of financial instruments:

                                                           DECEMBER 31, 2007
                                        ---------------------------------------------------------
                                                 BALANCE SHEET AMOUNTS
                                        -----------------------------------------
                                                          OTHER
                                        FINANCIAL       FINANCIAL
                                      INSTRUMENTS(1)  INSTRUMENTS(2)      TOTAL         FAIR VALUE
                                        ---------       ---------       ---------       ---------
                                                             REPORTED AMOUNTS
                                        ---------------------------------------------------------
                                      NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                        ---------       ---------       ---------       ---------

FINANCIAL ASSETS
Cash and deposits with banks                 31.5             2.3            33.8            33.9
Securities                                   45.8             0.5            46.3            46.3
Credit to the public                        148.5         5,372.6         5,521.1         5,551.9
Credit to governments                         0.1            24.6            24.7            26.2
Other financial assets                        3.3               -             3.3             3.3
Perpetual deposits with the
 Israeli Treasury                           848.8               -           848.8           848.8
                                        ---------       ---------       ---------       ---------

Total financial assets                    1,078.0         5,400.0         6,478.0         6,510.4
                                        =========       =========       =========       =========

FINANCIAL LIABILITIES
Deposits of the public                       30.0            24.6            54.6            55.5
Deposits of banks                           481.2               -           481.2           481.2
Deposits of the Government
 and a perpetual deposit                      0.1         5,319.2         5,319.3         5,326.2
Capital notes                                   -            20.2            20.2            21.8
Other financial liabilities                  24.0               -            24.0            24.0
Non participating preference
 shares                                     276.0               -           276.0           276.0
Participating preference shares             170.6               -           170.6           170.6
                                        ---------       ---------       ---------       ---------

Total financial liabilities                 981.9         5,364.0         6,345.9         6,355.3
                                        =========       =========       =========       =========

     (1)  Financial instruments, the balance sheet amount of which represents the estimated fair value - financial instruments stated at market value, or instruments with an initial maturity period not exceeding three months, or instruments based on market interest rates that vary at intervals of up to three months.

     (2)  Other financial instruments.

                                    F - 127

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR
     VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     Following are balances and fair value estimates of financial instruments:
     (cont'd)

                                                           DECEMBER 31, 2006
                                        ---------------------------------------------------------
                                                 BALANCE SHEET AMOUNTS
                                        -----------------------------------------
                                                          OTHER
                                        FINANCIAL       FINANCIAL
                                      INSTRUMENTS(1)  INSTRUMENTS(2)      TOTAL         FAIR VALUE
                                        ---------       ---------       ---------       ---------
                                                             REPORTED AMOUNTS
                                        ---------------------------------------------------------
                                      NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                        ---------       ---------       ---------       ---------

FINANCIAL ASSETS
Cash and deposits with banks                 56.2            10.2            66.4            66.5
Securities                                   49.7             0.7            50.4            50.4
Credit to the public                        322.7         6,196.4         6,519.1         6,514.5
Credit to governments                           -            41.5            41.5            41.8
Other financial assets                        4.5               -             4.5             4.5
Perpetual deposits with the
 Israeli Treasury                           825.8               -           825.8           825.8
                                        ---------       ---------       ---------       ---------

Total financial assets                    1,258.9         6,248.8         7,507.7         7,503.5
                                        =========       =========       =========       =========

FINANCIAL LIABILITIES
Deposits of the public                       33.8            33.1            66.9            68.2
Deposits of banks                           761.5             6.8           768.3           768.4
Deposits of the Government
 and a perpetual deposit                      0.1         6,087.4         6,087.5         6,088.2
Capital notes                                   -            24.9            24.9            25.4
Other financial liabilities                  25.1               -            25.1            25.1
Non participating preference
 shares                                     303.2               -           303.2           303.2
Participating preference shares             187.4               -           187.4           187.4
                                        ---------       ---------       ---------       ---------

Total financial liabilities               1,311.1         6,152.2         7,463.3         7,465.9
                                        =========       =========       =========       =========

     (1)  Financial instruments, the balance sheet amount of which represents the estimated fair value - financial instruments stated at market value, or instruments with an initial maturity period not exceeding three months, or instruments based on market interest rates that vary at intervals of up to three months.

     (2)  Other financial instruments.

                                    F - 128

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 22 - INTERESTED AND RELATED PARTIES

     "Related Parties" and "Interested Parties" of the Bank, as defined in
     Opinion No. 29 of the Institute of Certified Public Accountants in Israel
     and the Securities Regulations (Preparation of Annual Financial Statements)
     - 1993, are: The State of Israel; Bank Hapoalim B.M.; Israel Discount Bank
     Ltd.; Bank Leumi le-Israel B.M.; the General Manager, Directors of the Bank
     and companies related to them, affiliates of the Bank and their related companies.

     The Bank conducts transactions with all or some of the aforementioned parties, in the ordinary course of business on terms applicable to its transactions in general. As it is not practical to separately record the transactions with such entities, it is not possible to reflect the information required by the said Opinion except for the following details:

     A.   BALANCES

                                            DECEMBER 31, 2007                                      DECEMBER 31, 2006
                             -------------------------------------------------       -------------------------------------------------
                              AFFILIATES AND THEIR                                   AFFILIATES AND THEIR
                               RELATED COMPANIES     DIRECTORS AND GENERAL MANAGER     RELATED COMPANIES     DIRECTORS AND GENERAL MANAGER
                             ---------------------       ---------------------       ---------------------       ---------------------
                                           HIGHEST                     HIGHEST                     HIGHEST                     HIGHEST
                           BALANCE AT      BALANCE     BALANCE AT      BALANCE     BALANCE AT      BALANCE     BALANCE AT      BALANCE
                          BALANCE SHEET   DURING THE  BALANCE SHEET  DURING THE   BALANCE SHEET   DURING THE  BALANCE SHEET   DURING THE
                               DATE        YEAR(1)        DATE         YEAR(1)        DATE         YEAR(1)        DATE         YEAR(1)
                             -------       -------       -------       -------       -------       -------       -------       -------
                                                                         REPORTED AMOUNTS
                             ---------------------------------------------------------------------------------------------------------
                           NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                             -------       -------       -------       -------       -------       -------       -------       -------

ASSETS
Credit to the public             0.1           0.2             -             -           0.2           0.3             -             -

LIABILITIES

Other liabilities                  -             -           0.9           0.9             -             -           0.2           0.2

          (1)  On the basis of the balances at the end of each month.

          (*)  For information on the credit to the Israel Electric Company
               Ltd., granted from the deposit of the State and with the
               guarantee of the State - see E below.

                                    F - 129

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 22 - INTERESTED AND RELATED PARTIES (CONT'D)

     B.   SUMMARY OF RESULTS OF OPERATIONS WITH INTERESTED AND RELATED PARTIES*

                                            2007         2006
                                         ---------     ---------
                                       DIRECTORS AND  DIRECTORS AND
                                          GENERAL       GENERAL
                                          MANAGER       MANAGER
                                         ---------     ---------
                                             REPORTED AMOUNTS
                                         -----------------------
                                       NIS MILLIONS  NIS MILLIONS
                                         ---------     ---------

Profit from financing
 operations before allowance
 for doubtful debts (1)                          -             -
Allowance for doubtful debts                     -             -
Operating and other expenses (2)               2.3           2.3

     (1)  See details in D hereunder.

     (2)  See details in C hereunder.

     (*)  For information on the credit to the Israel Electric Company Ltd., granted from the deposit of the State and with the guarantee of the
          State - see E below.

     C.   BENEFITS TO INTERESTED PARTIES

                                                2007                           2006
                                       ----------------------         ----------------------
                                    DIRECTORS AND GENERAL MANAGER  DIRECTORS AND GENERAL MANAGER
                                       ----------------------         ----------------------
                                          REPORTED AMOUNTS               REPORTED AMOUNTS
                                       ----------------------         ----------------------
                                                     NUMBER OF                     NUMBER OF
                                     NIS MILLIONS   RECIPIENTS      NIS MILLIONS   RECIPIENTS
                                       ---------    ---------         ---------    ---------

Interested parties employed by
 the Bank (1)                                2.3            2               1.7            2
Fees to directors not employed
 by the Bank                                 0.6            9               0.6           10

     (1)  Not including VAT on salaries.

     See Note 18A regarding employment agreements with the Chairman of the Board of the Bank and its General Manager.

                                    F - 130

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 22 - INTERESTED AND RELATED PARTIES (CONT'D)

     D.   RESULTS OF FINANCING OPERATIONS (BEFORE ALLOWANCE FOR DOUBTFUL DEBTS)
          WITH INTERESTED AND RELATED PARTIES*

                                                       2007          2006          2005
                                                      -------       -------       -------
                                                                REPORTED AMOUNTS
                                                      -----------------------------------
                                                    NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                      -------       -------       -------

Income deriving from credit to the public                   -             -             -
Expenses deriving from deposits of the public               -             -             -
                                                      -------       -------       -------
Net results from financing operations
 before allowance for doubtful debts                        -             -             -
                                                      =======       =======       =======

     Definitions in this note:

     -    Interested parties - as defined in Paragraph 1 of the definition of an
          "interested party in a company" in Section 1 of the Securities Law.

     -    Related party - as defined in Opinion 29 of the Institute of Certified
          Public Accountants in Israel.

     -    Directors and General Manager - including their spouses and minors
          (Opinion 29 of the Institute of Certified Public Accountants in
          Israel).

     (*)  For information on the income and expenses in connection with the credit to the Israel Electric Company Ltd., granted from the deposit of the State and with the guarantee of the State - see E below.

     E.   CREDIT TO THE ISRAEL ELECTRIC COMPANY LTD. AND DEPOSITS OF THE
          GOVERNMENT

     The Bank provided long-term credit to the Israel Electric Corporation Ltd.
     which was granted out of a deposit of the State. The State provided a guarantee as security for the repayment of such credit to the Bank. As at
     December 31, 2007, the balance of the credit was NIS 4,963 million (as at
     December 31, 2006 - NIS 5,671 million). An expense of NIS 127 million was recorded in respect of the aforementioned credit in 2007 (in 2006 - an expense of NIS 89 million). This refers to dollar-denominated credit and due to the decrease in the exchange rate of the dollar, negative exchange rate differentials were recorded. In 2005, income of NIS 864 million was recorded, constituting more than 10% of the profit from financing operations before the allowance for doubtful debts in the said year.

     As aforementioned, the source for this credit was a deposit of the State of
     Israel. In addition to the said deposit, the balance of the Government deposits includes also deposits made in order to provide loans in the framework of the Kibbutzim arrangement and other deposits made in order to provide other long-term loans. As at December 31, 2007, the overall balance of the Government deposits amounted to NIS 5,319 million compared with NIS
     6,087 million as at December 31, 2006. Financing income in an amount of NIS
     115 million was recorded in 2007 in respect of the Government deposits, compared with income of NIS 84 million in 2006 and an expense of NIS 902 million in 2005.

                                    F - 131

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 23 - PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCE FOR DOUBTFUL DEBTS

                                                               2007           2006          2005
                                                            ---------      ---------     ---------
                                                                       REPORTED AMOUNTS
                                                            --------------------------------------
                                                           NIS MILLIONS   NIS MILLIONS  NIS MILLIONS
                                                            ---------      ---------     ---------

A.    INCOME (EXPENSES) DERIVING FROM ASSETS:
Credit to the public                                            (80.7)         (39.7)        979.3
Credit to governments                                               -           (0.9)          1.0
Deposits with Bank of Israel                                        -              -           0.1
Deposits with banks                                               0.8            0.7           8.2
Debentures                                                          -              -           0.3
                                                            ---------      ---------     ---------
                                                                (79.9)         (39.9)        988.9
                                                            ---------      ---------     ---------

B.    (EXPENSES) INCOME DERIVING FROM LIABILITIES
Deposits of the public                                           (3.1)          (4.4)        (15.4)
Deposits of the Government                                      115.1           84.2        (901.7)
Deposits of Bank of Israel                                      (23.6)         (45.2)        (43.0)
Deposits of banks                                                 0.1            0.9           0.7
                                                            ---------      ---------     ---------
                                                                 88.5           35.5        (959.4)
                                                            ---------      ---------     ---------

C.    INCOME DERIVING FROM DERIVATIVE FINANCIAL
      INSTRUMENTS
Net income from derivative instruments ALM *                      0.3           11.6           1.8
                                                            ---------      ---------     ---------
                                                                  0.3           11.6           1.8
                                                            ---------      ---------     ---------

D.    OTHER INCOME AND EXPENSES
Commissions from financing operations                            11.0           12.1          13.4
Other financing income**                                         19.0           11.6          28.1
Other financing expenses                                         (9.6)         (12.7)        (11.2)
                                                            ---------      ---------     ---------
                                                                 20.4           11.0          30.3
                                                            ---------      ---------     ---------
Total profit from financing operations before
 allowance for doubtful debts                                    29.3           18.2          61.6
                                                            =========      =========     =========

Including - exchange rate differences, net                       (6.1)          (9.8)         15.6
                                                            =========      =========     =========

E.   RESULTS FROM INVESTMENTS IN DEBENTURES
Financing income on accrual basis on available-for-
 sale debentures (included in income from assets)                   -              -           0.3
                                                            ---------      ---------     ---------

Total profit from investments in debentures                         -              -           0.3
                                                            =========      =========     =========

*    Derivatives comprising part of the asset and liability management system of the Bank, not designated for hedging purposes.

**  Including income from interest collected in
    respect of problematic debts                                 17.4            9.4          21.6
                                                            =========      =========     =========

                                    F - 132

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 24 - OPERATING COMMISSIONS

                                                              2007        2006          2005
                                                            -------      -------       -------
                                                                     REPORTED AMOUNTS
                                                            ----------------------------------
                                                         NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                            -------      -------       -------

Ledger fees (in Israeli and foreign currency)                   0.5          0.4           1.1
Payment order system services                                     -          0.1           0.1
Foreign trade transactions                                      0.1          0.2           0.2
Credit handling and drafting of contracts                         -            -           0.1
Computerized information services and
 confirmations                                                    -            -           0.1
Other                                                           0.5          0.6           0.6
                                                            -------      -------       -------

Total operating commissions                                     1.1          1.3           2.2
                                                            =======      =======       =======

NOTE 25 - GAINS ON INVESTMENTS IN SHARES

                                                              2007        2006          2005
                                                            -------      -------       -------
                                                                     REPORTED AMOUNTS
                                                            ----------------------------------
                                                         NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                            -------      -------       -------

Gains on sale of available-for-sale shares                      3.3         10.3          11.3
Dividend from available-for-sale and trading shares             5.4          6.1             -
                                                            -------      -------       -------

Total gains on investments in shares                            8.7         16.4          11.3
                                                            =======      =======       =======

NOTE 26 - OTHER INCOME

                                                              2007        2006          2005
                                                            -------      -------       -------
                                                                     REPORTED AMOUNTS
                                                            ----------------------------------
                                                         NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                            -------      -------       -------

Gains on severance funding                                      0.2          0.8           0.6
Other                                                           1.5          3.0           4.1
                                                            -------      -------       -------

Total other income                                              1.7          3.8           4.7
                                                            =======      =======       =======

                                    F - 133

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 27 - SALARIES AND RELATED EXPENSES

                                                              2007        2006          2005
                                                            -------      -------       -------
                                                                     REPORTED AMOUNTS
                                                            ----------------------------------
                                                         NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                            -------      -------       -------

Salaries                                                       13.3         13.8          14.5
Severance pay, provident fund, pensions,
 continuing education fund, vacation pay,
 sick leave pay and long service bonuses (*)                    2.1          3.0           2.8
National insurance                                              3.1          0.7           0.8
Other related expenses                                            -          0.1           0.1
                                                            -------      -------       -------

Total salaries and related expenses                            18.5         17.6          18.2
                                                            =======      =======       =======

     (*)  In 2006 and 2005, payroll tax was not included in payroll expenses due to the existence of losses for purposes of profit tax.

NOTE 28 - OTHER EXPENSES

                                                              2007        2006          2005
                                                            -------      -------       -------
                                                                     REPORTED AMOUNTS
                                                            ----------------------------------
                                                         NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                            -------      -------       -------

Marketing and advertising                                       0.1          0.1           0.1
Communications (postage, telephone,
 courier fees, etc.)                                            0.3          0.4           0.4
Computer (not including salaries and
 depreciation)                                                  2.8          3.3           4.3
Office expenses                                                 0.2          0.2           0.3
Insurance                                                       1.5          3.2           4.7
Professional services                                           3.3          3.4           4.8
Directors' fees (not including a director employed
 as a senior executive)                                         0.6          0.6           0.7
Staff training, further education, etc.                         0.1          0.1             -
Other                                                           0.5          3.0           1.2
                                                            -------      -------       -------

Total other expenses                                            9.4         14.3          16.5
                                                            =======      =======       =======

                                    F - 134

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 29 - TAXES ON ORDINARY OPERATING INCOME

     A.   COMPOSITION:

                                                              2007        2006          2005
                                                            -------      -------       -------
                                                                     REPORTED AMOUNTS
                                                            ----------------------------------
                                                         NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                            -------      -------       -------

Taxes for the current year                                      1.5            -             -
Taxes in respect of prior years                                 0.1            -             -
                                                            -------      -------       -------

Provision for taxes on income                                   1.6            -             -
                                                            =======      =======       =======

     B.   RECONCILIATION BETWEEN THE THEORETICAL TAX AND THE TAX EXPENSE

     The following table presents a reconciliation between the theoretical tax applying to the operating profit of the Bank, based on the statutory tax rate applicable to banks in Israel, and the tax expense on operating profit, as reflected in the statement of income:

                                                              2007        2006          2005
                                                            -------      -------       -------
                                                                     REPORTED AMOUNTS
                                                            ----------------------------------
                                                         NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                            -------      -------       -------

Statutory tax rate                                            38.53%       40.65%        43.59%
                                                            =======      =======       =======

Tax (tax savings) at the valid statutory rate                   9.2         (7.0)         (3.7)

Tax (tax savings) in respect of:
Addition (deduction) in respect of inflation                    2.1         (0.2)          2.2
General and supplementary allowances for
  doubtful debts                                               (2.5)        (2.4)         (5.2)
Other non-deductible expenses  (fines, excess expenses)         0.1          0.1           0.1
Exempt income and income with limited rates                       -          1.1             -
Differences and tax benefits in respect of which
 deferred taxes had not been recorded,                         (4.2)         7.3           3.6
Profit tax on payroll tax (net)                                 0.2            -             -
Taxes in respect of prior years                                 0.1            -             -
Additional payables (receivables) in respect of
  other problematic debts                                      (3.4)           -             -
Loss for purposes of profit VAT which
  cannot be set off                                               -          1.1           3.0
                                                            -------      -------       -------

Tax expense reflected in the statement of income                1.6            -             -
                                                            =======      =======       =======

     C.   The Bank has been issued final tax assessments for all years through
          2003.

     D.   Carryforward tax losses in respect of which deferred tax assets were not recorded total NIS 719 million (in 2006 - NIS 707 million).

                                    F - 135

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 29 - TAXES ON INCOME (CONT'D)

     E.   In 2006, the Bank recorded payroll tax on salaries receivable in the amounts of NIS 2.8 million, as a result of losses for purposes of profit tax.

     F.   On July 25, 2005 the Israeli parliament passed the Law for the
          Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) -
          2005 (hereinafter - Amendment 147). The Amendment provides for a gradual reduction in the company tax rate in the following manner: in
          2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in
          2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

          The tax on banking institutions includes profit tax in accordance with the VAT Law

          On June 29, 2006, a VAT Order was issued reducing the profit tax rate from 17% to 15.5%, commencing on July 1, 2006. Accordingly, the statutory tax rate that will apply to the Bank will be 36.8% in 2008,
          35.9% in 2009 and 35.1% in 2010.

NOTE 30 - DESIGNATED DEPOSITS AND CREDIT AND DEPOSITS GRANTED THEREFROM

                                                      DECEMBER 31     DECEMBER 31
                                                         2007             2006
                                                       ---------       ---------
                                                        REPORTED        REPORTED
                                                        AMOUNTS         AMOUNTS
                                                       ---------       ---------
                                                     NIS MILLIONS     NIS MILLIONS
                                                       ---------       ---------

CREDIT AND DEPOSITS OUT OF DESIGNATED DEPOSITS
Credit to the public                                     5,095.4         5,840.1
                                                       ---------       ---------

Total                                                    5,095.4         5,840.1
                                                       =========       =========

DESIGNATED DEPOSITS
Deposits of the Government                               5,219.8         5,977.1
                                                       ---------       ---------

Total                                                    5,219.8         5,977.1
                                                       =========       =========

     Credit out of designated deposits includes NIS 4,963.2 million, which is secured by a State guarantee. The annual interest margin in respect of this credit amounts to NIS 0.3 million (on December 31, 2006 the balance of the credit secured by a State guarantee was NIS 5,671.0 million).

                                    F - 136

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 31 - INFORMATION ON NOMINAL DATA BASIS

                                  DECEMBER 31     DECEMBER 31
                                     2007            2006
                                   ---------       ---------
                                 NIS MILLIONS     NIS MILLIONS
                                   ---------       ---------

Total assets                         6,482.6         7,516.3
Total liabilities                    6,372.6         7,496.4
                                   ---------       ---------

Total shareholders' equity             110.0            19.9
                                   =========       =========

                                      2007            2006            2005
                                   ---------       ---------       ---------
                                 NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                   ---------       ---------       ---------

Nominal net income (loss)               22.2           (17.1)           (8.4)

                                    F - 137

                                                                      APPENDIX I
                                                  TO THE ARRANGEMENT APPLICATION

                THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                         CONDENSED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2008

CONTENTS

                                                                                   PAGE

Report of the Board of Directors for the three months ended March 31, 2008           2

Management Review of the Financial Position and Results of Operations of the Bank   25

Certifications of the General Manager and the Comptroller                           28

Financial Statements as of March 31, 2008                                           32

This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.

THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
REPORT OF THE BOARD OF DIRECTORS AS OF MARCH 31, 2008

At the meeting of the Board of Directors that was held on May 26, 2008, it was resolved to approve the Bank's unaudited financial statements as of March 31,
2008. The financial statements are presented in accordance with the directives of the Supervisor of Banks and the data is stated in reported amounts.

ECONOMIC DEVELOPMENTS

The economic developments during the first quarter of 2008 were influenced by the sub-prime mortgage credit crisis in the U.S., and by the indications of an economic slowdown that resulted from the aforementioned crisis. The economic data published in Israel indicate somewhat of a slowdown in the growth rate when compared with the growth rate of recent years.

Fiscal developments in Israel mainly indicated a continuation of the strengthening of the shekel and a sharp decrease in the exchange rate of the dollar. The representative exchange rate of the dollar as of March 31, 2008 was
NIS 3.553 to the dollar, compared with NIS 3.846 on December 31, 2007, a decrease of 7.6% in only one quarter. The weakening trend of the dollar also continued subsequent to March 31, 2008.

The Consumer Price Index rose by 0.4% in the first quarter of 2008, compared with a decrease of a similar percentage in the first quarter of last year.
Forecasts indicate that there will be an increase in inflation in 2008, due to among other things, the impact of the increase in commodity prices around the world. The Index in respect of April, which was publicized on May 15, 2008, increased by 1.5%, strengthening the trend in the increase of the Index. The
Bank of Israel interest rate as of March 31, 2008 was 3.25% per annum, versus
4.25% on December 31, 2007. This decrease was effected in a two-part process with 0.5% decreases at the end of February 2008 and at the end of March 2008.
The decrease was made against the backdrop of the strengthening of the shekel.
As mentioned above, following the latest decrease in interest, the strengthening of the shekel versus the dollar continued.

THE FOLLOWING TABLE PRESENTS DATA REGARDING THE EFFECT OF THE INCREASE
(DECREASE) IN THE "LAST KNOWN" CPI AND THE RATES OF DEVALUATION (APPRECIATION)
OF THE SHEKEL IN RELATION TO PRINCIPAL CURRENCIES:

                                                                                    FOR THE YEAR
                                                      FOR THE          FOR THE         ENDED
                                                   FIRST QUARTER    FIRST QUARTER    DECEMBER 31
                                                        2008             2007           2007
                                                   --------------   --------------  --------------
                                                          %                %             %
                                                   --------------   --------------  --------------

Increase (decrease) in "last published" CPI              0.4             (0.4)          2.8
Rate of devaluation (appreciation) of the
 shekel in relation to the dollar                       (7.6)            (1.7)         (9.0)
Rate of devaluation (appreciation) of the
 shekel in relation to the euro                         (0.7)            (0.5)          1.7
Rate of devaluation (appreciation) of the
 shekel in relation to the yen                           4.0             (0.9)         (3.3)

FORWARD LOOKING INFORMATION

Part of the information included in this report, which does not relate to historical facts, constitutes forward looking information as defined in the
Securities Law - 1968.

                                       2

The actual results of the Bank and future developments in its affairs may be significantly different than those included or described in the forward looking information, due to a large number of factors including, inter alia, implementation or non-implementation of the resolution of the Government to privatize the Bank, future decisions regarding the affairs of the Bank by the
Government of Israel or the Bank of Israel, additional restrictions imposed in the future on the business of the Bank, changes in the condition of the Bank's customers or in the condition of the collaterals for their debts, and changes in the business environment in which the Bank and its customers operate.

Forward looking information is characterized by words such as "intention",
"likely", "might", "evaluation", "can be assumed", and so forth. These forward looking terms involve risks and uncertainty since they are based on evaluations of management regarding future events that may not occur or may occur differently than expected.

The information presented below is based, inter alia, on the evaluations of management of the Bank regarding various matters discussed in the directors'
report.

The Bank does not undertake to publish an update to the forward looking information included in this report, including in respect of the effect on this information of circumstances or events that occur after the date of publishing the report.

PRINCIPAL DEVELOPMENTS AT THE BANK IN RECENT YEARS

Due to increased withdrawals of deposits during the third quarter of 2002, the
Bank experienced severe liquidity problems, following which the Bank was granted a special line of credit by the Bank of Israel. The Bank stopped providing credit and its business focuses on collecting credit as described below in more detail.

On February 27, 2003, after the Bank did not succeed in selling its asset and liability portfolio in a short-term, "all or nothing" sale, the Bank's Board of
Directors resolved to adopt the principles of the "Run-Off" plan that was prepared by a staff of outside consultants. The central aspect of the plan is a supervised sale of the credit assets of the Bank over a four-year period, along with cutbacks in manpower and activities. On July 29, 2003, the Ministerial
Committee for Social and Economic Affairs (the socio-economic mini committee)
approved the adoption of the aforementioned plan for the period that was to have ended, in accordance with the decision, on July 29, 2006.

On July 26, 2005 the Bank's Board of Directors approved the extension of the
"Run-Off" plan until July 31, 2008, and its continued implementation on the basis of the plan that was presented before it. Furthermore, the Bank's Board of
Directors decided that due to the reduction in the Bank's activity pursuant to the "Run-Off" plan and the date to which the plan was extended, the Bank would notify the Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the "Run-Off" plan, and to the restricted license specifying that it is valid until the end of the plan (July 31, 2008).

On October 10, 2005, the Ministerial Committee for Social and Economic Affairs
(the Social Economic Cabinet) approved the extension of the Bank's "Run-Off"
plan until July 31, 2008. The main principles of the Committee's decision from
October 10, 2005 are presented in Note 1 of the financial statements.

In his letter dated January 29, 2006 the Bank was notified by the Governor of the Bank of Israel as follows:

     o    The banking license the Bank received on June 4, 1989 will be restricted so that the Bank cannot engage in any business it did not engage in prior to the date of the license (until the date of the license the Bank engaged in financing investments) and without derogating from the generality of the aforementioned, the Bank will not receive new deposits and will not renew deposits reaching their current date of maturity, other than from shareholders.

     o    The Bank's banking license will be revoked as from August 1, 2008.

On April 29, 2008, the Ministerial Committee on Privatization passed a resolution regarding the privatization of the Bank in the form of the sale of most of the shares of the Bank and the redemption the rest of the shares. For more information regarding the privatization decision, see below.

On May 26, 2008, the Board of Directors of the Bank, based on the privatization resolution of the Ministerial Committee on Privatization, decided to file an application with the court to approve a compromise plan and arrangement, pursuant to Article 350 of the Companies Law - 1999, between the Bank and its shareholders, at the center of which is the blueprint for the sale of most of the shares of the Bank and the redemption of the balance of the shares.

                                       3

For more information pertaining to the compromise arrangement, see below and see the immediate filing made by the Bank on May 26, 2008.

THE RUN-OFF PLAN AND ITS IMPLEMENTATION

The principal components of the "Run-Off" plan that was approved by the Bank's
Board of Directors are a supervised sale of the Bank's assets by the end of the plan period and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special line of credit by the Bank of
Israel. As a part of this process the Bank also implemented an extensive and detailed efficiency plan.

In accordance with the "Run-Off" plan and the efficiency plan implemented by the
Bank, the Bank refrains from granting new credit and concentrates its activities on collecting the existing credit. Management of the Bank implements, and intends to continue implementing, an aggressive policy in all matters relating to collection of problematic debts. As a result, there has been a significant increase in recent years in the Bank's collection costs and legal expenses.

In the first quarter of 2008, the Bank continued implementing the "Run-Off"
plan, while reducing credit to the public and public deposits. The balance of credit to the public (not including loans with State guarantees to the Israel
Electric Corporation Ltd.), which as at December 31, 2007 amounted to NIS 558 million, decreased to the amount of NIS 462 million as of March 31, 2008. The balance of public deposits in the Bank, which at December 31, 2007 amounted to
NIS 55 million, decreased to NIS 52 million as of March 31, 2008. The Bank refrains from accepting new deposits and, in accordance with the directives of the Bank of Israel, it ceased renewing existing deposits that reach maturity, subject to certain exceptions.

As part of the implementation of its plans, the Bank has significantly reduced or completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a trading room, maintenance of current accounts and securities accounts, maintenance of checking accounts, processing grants, operating cash and clearing facilities (independently) and credit cards.

The reduction in the Bank's operations was also accompanied by a reduction in the Bank's staff and a significant reduction in its operating expenses.

Notwithstanding the fact that the date for the end of the Run-off Plan was set for July 31, 2008, the Bank intends on continuing to focus, even subsequent to that date, on the collection of its credit portfolio, as it has done to date, until such time as the resolution pertaining to the privatization of the Bank is implemented, or until other developments occur concerning the matters of the
Bank, in the event that the privatization is not implemented.

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed if the Bank ceases operating as a "going concern".

THE GOVERNMENT RESOLUTION CONCERNING PRIVATIZATION OF THE BANK

On April 29, 2008, the Ministerial Committee of Privatization passed a resolution concerning the privatization of the Bank. The full version of the resolution was published by the Bank in an Immediate Report dated April 30,
2008. The privatization resolution stipulates, among other things, the following:

o    The shares of the Bank held by the State will be sold as a block, by way of a private sale, to an investor or group of investors from Israel and/or abroad (the "Purchaser"), as part of an overall blueprint for the sale of the shares of the Bank, including those held by the public, to the purchaser (the "Sale").

o    Until the consummation of the sale, the Bank will continue collecting its credit portfolio.

                                       4

o    Based on a memorandum of principles signed among the shareholders of the
     Bank on March 18, 2008, the Bank will file an application for the approval of an arrangement, pursuant to Article 350 of the Companies Law - 1999 (the
     "Companies Law" and the "Arrangement Plan"). According to the arrangement, among other things, the Purchaser shall purchase all of the Preferred "C"
     shares, Preferred "CC" shares, Preferred "CC1" shares (the "C" Class
     Shares") and the Ordinary Preference shares of the Bank, traded on the Tel
     Aviv Stock Exchange Ltd. (the "Stock Exchange") and such shares shall be delisted for trade on the Stock Exchange. In addition, as part of the
     Arrangement Plan, the Purchaser shall purchase all of the Ordinary "A"
     shares and all of the various types of shares held by the State.

o    According to the Arrangement Plan, the Bank shall redeem, in accordance with the provisions of the prospectus under which the shares were issued, the "D" and "DD" shares of the Bank not held by the State.

o    As a condition for the approval and performance of the arrangement among the shareholders and the Bank, all of the different classes of shareholders of the Bank shall waive all of their claims in their capacity as shareholders against the Bank, officers of the Bank, employees of the Bank, and the controlling shareholders of the Bank, as these terms are defined in the Companies Law. In addition, the Bank and the "C Group Shareholders"
     waive any claims against the State in connection with the perpetual deposit and the return thereof to the Bank.

o    The Bank shall repay, upon the performance of the Arrangement Plan, or until December 31, 2008, or until a later date approved by the Bank of
     Israel for the extension of the credit line, the entire special line of credit granted to the Bank by the Bank of Israel in 2002.

o    The Accountant General of the Finance Ministry was authorized to carry out, among other things, the following steps:

     a.   To return to the Bank by the later of July 31, 2008 or the date of approval by the court of the Arrangement Plan, the perpetual deposit deposited by the Bank with the Accountant General, plus linkage differentials in accordance with the agreements between the Bank and the State in connection with the perpetual deposit. The Accountant
          General, in coordination with the Government Companies Authority (the
          "Authority") and the Bank is authorized to decide that the relative part of the perpetual deposit in respect of the consideration of the issuance of D and DD shares held by the Public shall be returned to the Bank on the date of the refunding of the aforementioned perpetual deposit or at a later date, the latest being proximate to the sale or if the Bank is liquidated. As a condition of the refunding of the perpetual deposit, it shall be guaranteed to the satisfaction of the
          Accountant General that the funds of the deposit shall be used by the
          Bank, as a first priority, to repay the balance of the special line of credit granted to the Bank by the Bank of Israel.

     b.   To pay to the Bank, for purposes of redeeming preference D shares and preference DD shares not held by the State:

          1.   Interest in respect of the perpetual deposit in an amount equal to the accumulated dividend that was not paid to the preferred D shareholders and the preferred DD shareholders, except the State, from July 1, 2002 through the date of the redemption of the shares.

          2.   A premium at a rate of 5.625% of the par value of the D shares not held by the State.

     c.   To take steps to have the Bank assign the unpaid balance of the loan granted to the Israel Electric Company Ltd. in favor of the Accountant
          General or another banking entity to be determined by the Accountant
          General.

o    The Accountant General, together with the Authority, were authorized to reach an agreement with the various types of shareholders of the Bank in connection with the distribution of the consideration of the sale, including taking into consideration the economic report of the selected expert (Professor Amir Barnea) and to formalize such agreement in the arrangement to be submitted by the Bank pursuant to Article 350.

o    The employees of the Bank will be paid a privatization remuneration in according with the rules of the Authority. The remuneration will be granted immediately following the sale and will be subject to its execution.

The privatization decision was taken further to and on the basis of the blueprint for the sale of the issued share capital of the bank that has been assessed for quite some time by the Finance Ministry and the Government
Companies Authority. Within this framework, the Authority publicized on June 17,
2007 a request for information ("RFI") in which it announced, among other things, that the State of Israel, through the Authority, was requesting information from parties interested in purchasing the Bank. The Bank was informed by the Authority that requests had been received from twelve companies and individuals.

                                       5

On March 18, 2008, a memorandum of principles was signed between the State and the C, CC and CC1 shareholders and some of the Ordinary Preference shareholders of the Bank, whereby the parties to the memorandum agreed, among other things, to cooperate in carrying out the blueprint for the sale of the shares of the
Bank. The complete version of the memorandum of principles and the document of agreements that was attached thereto were also publicized as part of the
Immediate Report made by the Bank on April 30, 2008. It should be noted that the banks whose names appear on the memorandum of principles as part of the parties to the document did not sign the document.

REQUEST FOR APPROVAL OF THE COMPROMISE AGREEMENT AND THE ARRANGEMENT PURSUANT TO
ARTICLE 350 OF THE COMPANIES LAW - 1999 BETWEEN THE BANK AND ITS SHAREHOLDERS

Further to the resolution regarding the privatization of the Bank that was passed by the Ministerial Committee on Privatization and in accordance with such resolution, the Board of Directors of the Bank decided at its meeting of May 26,
2008 to petition the Bank to approve the compromise plan and arrangement pursuant to Article 350 of the Companies Law between the Bank and its shareholders (hereinafter - the "Arrangement Plan").

According to the resolution, prior to the submission of the request to have the
Arrangement Plan approved, the Bank will have to obtain approvals and clarifications regarding certain matters in connection with the Arrangement Plan or deriving therefrom.

Prior to passing the resolution, the Board of Directors was presented with the opinion of an expert regarding the reasonableness of the criterion for determining the minimum price at which the sale of the Bank will be carried out in accordance with the Arrangement Plan, and the fairness of the criterion as far as the public shareholders are concerned, regarding the formula that was set down in the plan for the distribution of the proceeds of the sale, and regarding the document dated March 9, 2008, prepared by Professor A. Barnea, who assessed the alternative of liquidating the Bank versus the alternative of selling the shares of the Bank, on the basis of the financial statements of the Bank as of
September 30, 2007 and which contains the formula for the distribution of the proceeds of the sale. The document of Professor A. Barnea constitutes part of the Arrangement Plan and its full version was publicized by the Bank in an
Immediate Report dated March 12, 2008. In addition, the Board of Directors was furnished with a legal opinion regarding the reasonableness of the arrangement to pay a partial dividend to the C, CC, and CC1 shareholders that will apply in the event that the sale of the shares of the Bank is not implemented.

The resolution of the Board of Directors regarding the submission of the
Arrangement Plan was passed after the Board of Directors reached a decision in view of, among other things, the conclusions and findings in the aforementioned two opinions and in the aforementioned document of Professor A. Barnea, that the alternative of selling the shares of the Bank, which stands at the center of the
Arrangement Plan, will likely be more beneficial to the public shareholders than the alternative of liquidating the Bank.

The Arrangement Plan was included in the Immediate Report made by the Bank on
May 27, 2008. A brief description follows:

The Arrangement Plan includes three parts (two of which are alternatives) which the shareholders and the court will be asked to approve.

1.   The first part will be implemented immediately upon the approval of the
     Arrangement Plan (by the meetings of the classes of shareholders and the court). Pursuant to the first part, the State will redeem the perpetual deposits made by the Bank with the Treasury, except that part of them that reflect the proceeds of the issuance of the DD shares held by the public
     (which will continue to be maintained as a dollar-linked deposit). The Bank will use the redemption of the perpetual deposits to repay the balance of the line of credit granted by the Bank of Israel. The originating motion that was filed by various financial institutions against the Bank to have the distribution of the dividend renewed will be rejected, and the appeal filed by the Bank against the court decision rejecting its originating motion on the matter of the accrual of the interest on its perpetual deposits with the Treasury will also be rejected.

                                       6

2.   Pursuant to the second part (the sales arrangement), all of the shares of the Bank, except for the D and DD shares not held by the State, will be sold by the parties holding them (the State and the public) as part of the sales process to be implemented by the Government Companies Authority.

     The D and DD shares not held by the State will be redeemed according to the terms of their issue: the D shares at their full dollar par value, plus a premium of 5.625%, plus the entire preferred dividend in arrears in respect of such shares, and the DD shares at their full dollar par value plus the entire preferred dividend in arrears in respect of such shares. The redemption of the amount of the principal will come from the resources of the Bank while the payment of the premium and the preferred dividend in arrears will be financed by funds provided to the Bank by the State of
     Israel.

     If the total proceeds to be received in respect of the sold shares are lower than the greater of the "liquidation value of the Bank" as to be determined by the average of the two valuations conducted at the request of the State prior to the implementation of the sale, less the principal amount of the redemption of the D and DD shares, or an amount of NIS 400 million (the "minimum price"), the consummation of the sale shall be subject to the approval of the meeting of the C-class shareholders (C, CC and CC1) by a majority of 75% of the value represented by the vote. The
     State is authorized, at its discretion, not to carry out the sale even if the average total proceeds are higher than the minimum price.

     The proceeds of the sale shall be divided among the holders of the sold shares on the basis of the distribution formulas prepared by Professor A.
     Barnea as part of the document he prepared, which is attached to the
     Arrangement Plan.

     The State shall refund to the Bank part of the perpetual deposits it still has, in accordance to the description in the first part above.

     The shareholders of the Bank will waive any claim, demand, or suit against the Bank, officers of the Bank, shareholders of the Bank, employees of the
     Bank, or the State.

     The Bank will assign its rights to the loan it grant to the Israel Electric
     Company Ltd. and to the State deposit which served as a source of such loan. The rights will be endorsed to the party to which the Bank is instructed by the Accountant General.

     The conditions for the performance of the second part (the sales arrangement) are the finding of a purchaser and the completion of the sale by December 31, 2009.

3.   The third part (the dividend arrangement) is an alternative to the second part and it shall be carried out in the event that the sales arrangement is not completed by December 31, 2009 or, if prior to that date, a liquidation order is issued against the Bank or if the general meeting of the Bank decides to voluntarily liquidate the Bank. As part of this course of action, the Bank will pay the holders of C, CC, and CC1 shares, on the earliest of December 31, 2009, or the date on which a liquidation order is issued against the Bank, or on the date on which the general meeting of the
     Bank decides to voluntarily liquidate the Bank, half of the preferred dividend in arrears (at an annual rate of 6%) accrued on their shares during the period from July 1, 2002 through July 31, 2008, plus linkage differentials and interest by law, from July 31, 2008 until the date of the actual payment to the shareholders. The State will pay the Bank in respect of the part of the perpetual deposits that reflect the consideration of the issuance of C, CC and CC1 shares, half of the interest at an annual rate of
     6% accrued on this part during the aforementioned period, plus linkage differentials and interest by law, from July 31, 2008 until the date of the actual payment to the Bank.

     Pursuant to the third part, the State will waive any claim, demand or suit against the Bank, the receiver of the Bank, and the liquidation account of the Bank in connection with 50% of the preferred dividend in arrears accrued on the D and DD shares held by the State in respect of the period from July 1, 2002 through July 31, 2008, and the holders of C, CC and CC1 shares will waive any claim, demand, or suit in connection with the perpetual deposit, its return to the Bank, the payment of interest thereon, and the non-distribution of the dividend during the period until the payment to them of half of the preferred dividend in arrears, as mentioned above (without such waiver of the holders of the C, CC and CC1 shares detracting from their rights under the articles of the Bank to accumulate a preferred dividend in respect of their shares, including in relation to the aforementioned period).

                                       7

It is hereby clarified and emphasized that the above is solely a condensed description of the major features of the Arrangement Plan. It does not replace the full version of the Arrangement Plan as approved by the Board of Directors and/or as shall be submitted to the court for approval, and that until such time as the plan is submitted to the court for approval, changes in the plan may occur.

Since the redemption of the D and DD shares and the payment of half of the preferred dividend in respect of the C, CC, and CC1 shares, as described above, may constitute a reduction in capital, then concurrent with the submission of an application to the court to approve the Arrangement Plan, the Bank will also submit to the court an application to reduce its capital, which request was approved by the Board of Directors at its meeting on May 26, 2008. Therefore, execution of the arrangement shall be also subject to the approval of the court in connection with the application to reduce the capital of the Bank.

THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

The terms of the special line of credit that was provided to the Bank by the
Bank of Israel were determined by the Governor of the Bank of Israel and over time they underwent changes. The present terms of the credit line are specified in the letter of the Governor from October 30, 2005 and from April 13, 2008, and the principal terms are as follows:

o    The credit line will be in effect until the earlier of December 31, 2008 or receipt of the approval by the court of the Arrangement Plan between all of the shareholders of the Bank, the State and the Bank pursuant to Article
     350 of the Companies Law - 1999. Extension of the credit line after July
     31, 2008 is subject to the passing of an appropriate resolution by the government, the extension of the State guarantee for the full repayment of the amount of the credit line, making of the necessary corrections and additions to the debenture issued in favor of the Bank of Israel on
     November 14, 2002 and amended on December 29, 2005, and the integration of the comments of the Bank of Israel into the arrangement request.

o    The maximum amount of the credit line will at no time exceed NIS 1.25 billion and it will decline gradually in accordance with a forecast that was attached to the letter of the Governor of the Bank of Israel dated
     October 30, 2005.

o    The Bank will be allowed to continue to use the credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

o    The interest on the utilized credit will be until July 31, 2008 the "Bank of Israel interest rate", following which date it will be the "Bank of
     Israel rate", plus 1.5%

o    Any significant administrative expense that deviates from the Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

o    Limitations were set on the Bank's volume of activity with respect to making and pledging deposits with banks.

In the abovementioned letter of the Governor of the Bank of Israel dated October
30, 2005 it was noted that if the Bank of Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the
Bank's operations in addition to those specified in the aforementioned letter will be considered, whether or not as a result of non-conformity with the objectives of the "Run-Off" plan.

                                       8

The decision of the Ministerial Committee for Social and Economic Affairs from
October 10, 2005 provides as follows:

1)   The Government is responsible for the repayment of the credit line as from
     July 1, 2005, on the condition that the interest on the credit line until the end of the plan shall not exceed the Bank of Israel interest rate.

2)   If at the end of the plan there remains an unpaid balance of the line of credit, the Government will repay the balance to the Bank of Israel until
     July 31, 2008. The Government has noted before it that in exchange for its repayment of the credit balance, the collateral that was provided by the
     Bank for repayment of the credit will be assigned in its favor (the Bank created a floating lien in favor of the Bank of Israel in a debenture dated
     November 14, 2002, which was amended on December 29, 2005).

The utilized balance of the special line of credit from the Bank of Israel (not including interest accrued but not yet charged) as of March 31, 2008 was NIS 386 million, compared with NIS 476 million as at December 31, 2007. The utilized balance as of March 31, 2008 is NIS 214 million lower than the credit line amount that was set for that date for the Bank in the updated credit line decline forecast that was attached to the letter of the Governor of the Bank of
Israel dated October 30, 2005 and lower than the framework stipulated by the
Bank of Israel for the conclusion of the Run-Off Plan.

The Bank is of the opinion that the Bank of Israel should credit it with all the amounts of interest in excess of the "Bank of Israel interest rate" which were charged by the Bank of Israel from August 2002 until July 29, 2003 (the date the
Ministerial Committee for Social and Economic Affairs first approved the Bank's
"Run-Off" plan), in the total amount of NIS 80 million (as calculated by the
Bank). On May 1, 2007, the Bank issued an Immediate Report to the Israel
Securities Authority and to the Tel Aviv Stock Exchange in which it gave notice that as part of the contacts it had with the Bank of Israel, it was made clear that the issue of the recouping of the surplus interest to the Bank will be assessed upon the complete repayment of the special line of credit.

The Bank is continuing its negotiations with the Bank of Israel in connection with the recoupment of the aforementioned surplus interest (at an amount the rate of which will be assessed and debated between the Bank and the Bank of
Israel).

CAPITAL ADEQUACY

On March 31, 2008, the Bank's ratio of capital to risk assets was 24.4%, higher than the 9% minimum rate stipulated in Proper Banking Procedures and compared with 15.4% as of December 31, 2007. In the opinion of the Bank's Board of
Directors, in the Bank's present circumstances, the requirement to maintain a minimum capital ratio is irrelevant to its operations.

EXEMPTION FROM THE SUPPLEMENTARY ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A
DEVIATION FROM CERTAIN DEBT LIMITS

As stated in more detail in Note 3 of the condensed financial statements, as a result of the approval received from the Supervisor of Banks, the financial statements of the Bank do not include a supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing means of control in corporate entities and in respect of deviations from the limit of sector concentration indebtedness.

It is noted that if the Supervisor of Banks had not granted the exemption, the
Bank would have been required to make a supplementary allowance of significant amounts in respect of these deviations, in the periods in which they were created, which would have had a material impact on its results of operations for such periods. Furthermore, the adjustment of the aforementioned supplementary allowance to the changes that occurred from time to time in the extent of the deviations could have had an effect on the financial results of the Bank in the subsequent reporting periods.

                                       9

MEASUREMENT AND DISCLOSURE OF IMPAIRED DEBTS, CREDIT RISK AND THE PROVISION FOR
CREDIT LOSSES

On December 31, 2007, the Bank of Israel issued a provision addressing the measurement and disclosure of impaired debts, credit risks and the provision for credit losses. The provision is scheduled to go into effect commencing with the financial statements issued after January 1, 2010. In its letter dated August
12, 2007, the Bank of Israel notified the Bank that it is authorized not to make preparations for the implementation of this provision. For information regarding the major features of the new provision, see Note 3.

BUSINESS SEGMENTS

In light of the circumstances under which the Bank operates, the Supervisor of
Banks has exempted the Bank from the requirement to report according to business segments as provided in the temporary order regarding description of a banking entity's business and forward looking information in the directors' report.
Accordingly, the directors' report and the financial statements do not include a description of business segments and information according to business segments.

DIVIDEND DISTRIBUTION - CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES

The Bank has not distributed any dividends since the third quarter of 2002, in which the Bank distributed to the holders of the preference shares and of the ordinary preferred shares the quarterly dividend for the second quarter of 2002.

The issued share capital of the Bank includes preference shares of classes C,
CC, CC1, D, and DD to which the Bank used to pay quarterly 25% of the annual preferred dividend on those classes and once a year, a participating dividend of
1.5% in respect of classes C, CC, and CC1. The last dividend paid by the Bank in respect thereof was a preference dividend that was related to the second quarter of 2002. Following the losses of the Bank in 2002 and after the Bank's Board of
Directors - with the assistance of legal counsel - had discussed the various aspects concerning the dividend distribution (including the restrictions stipulated in the Companies Law - 1999, the Bank's articles and the directives of the Supervisor of Banks), the Bank's Board of Directors decided to refrain at this point from distributing a dividend in respect of the aforementioned shares.

The aggregate amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for
C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend, amounts to NIS 178.5 million as of March 31, 2008. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits of the Bank with the Israeli
Treasury, which was also not recorded in the financial statements.

The aggregate amount of NIS 178.5 million is comprised as follows: NIS 109.9 million is in respect of non-participating shares (D and DD) and NIS 68.6 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 7.2 million is in respect of the first quarter of 2008 and is comprised as follows: NIS 4.8 million is in respect of non-participating preferred shares and NIS 2.4 million is in respect of participating preferred shares.

On September 28, 2004 various financial entities that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court was requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividend, the interest on the perpetual deposits of the Bank with the Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9,
2005 against the Minister of Finance and the aforementioned financial entities, in which it requested a ruling declaring (among other things) that the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of Finance to the originating motions prior to a preliminary hearing that was held on January 12, 2006, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank. On March 23, 2006, the court decided that in the first stage, the question of the accrual of interest on the perpetual deposits of the Bank with the Treasury will be discussed and resolved, since a resolution of this question will advance the hearing and the resolution of the rest of the questions that must be answered. At the time, the Bank's
Board of Directors expressed its fundamental position that if the interest does not accrue on the perpetual deposits, the Board of Directors will reconsider its position regarding renewal of the dividend distribution, subject to the legal and regulatory restrictions applicable to the Bank in this respect, including the need to receive approvals and to amend the Bank's articles. On August 5,
2007, a verdict was rendered by the Tel Aviv District Court whereby it rejected the originating motion filed by the Bank against the Finance Minister and against the aforementioned financial institutions and stipulated that as long as a dividend is not distributed in respect of the preferred shares of the Bank, the interest does not accrue.

                                       10

At its meeting on October 9, 2007, the Board of Directors of the Bank discussed the ramifications of the verdict. The Board of Directors decided that since the suit of the Bank (its originating motion) related not only to the issue of the accrual of the interest on the perpetual deposits, in the absence of a dividend distribution, rather also to the accrual and payment of a dividend in arrears
(including upon liquidation), and since on the basis of the determination of the court that the suit of the Bank was rejected, a claim can be made that the verdict rejects also the right of the Bank to accrued interest against the payment of the dividend in arrears on the preferred shares (a result which the
Board of Directors believes is incorrect and it is reasonable to assume that the court did not intend such a result), then the Bank will file an appeal on the rejection of the claim with regard to the payment of the accrued interest on the perpetual deposits against the payment of the dividend in arrears.
Notwithstanding the above, the Board of Directors added in its decision that the appeal will not be filed if an adequate clarification is provided by the State as to its consent to pay accrued interest on the perpetual deposits against the payment of the dividend in arrears on the preferred shares (Preferred C, CC,
CC1, D and DD shares). Such a clarification was not given and the Bank's appeal was submitted to the Supreme Court on January 6, 2008. At the aforementioned meeting on October 9, 2007, the Board of Directors of the Bank also discussed the ramifications of the aforementioned verdict on the continuation of its policy regarding the distribution of the dividend on the preferred shares
(Preferred C, CC, CC1, D and DD shares). In view of the stipulation of the verdict pertaining to the non-accrual of interest on the perpetual deposits of the Bank as long as a dividend is not distributed (a stipulation which the Bank is not appealing), and after the Board of Directors considered the interests of both the shareholders of the Bank and the creditors of the Bank (which in view of the verdict no longer gain anything by the non-distribution of the dividend), the Board of Directors reached the conclusion that it would be proper for the
Bank to take steps toward renewing the distribution of the dividend. In connection with the above, the Board of Directors of the Bank decided (at the same meeting) to take the following steps: 1) to recommend to the general shareholders meeting of the Bank to amend the Articles of Association of the
Bank in respect of two matters relating to the renewal of the distribution of the dividend. The first, the authorization to distribute a dividend not just out of profits (which at present are non-existent), rather also from the interest to be paid to the Bank on its perpetual deposits with the Finance Ministry, and the second, authorization to distribute a current preferred dividend on the preferred shares of the Bank, also without a distribution - prior or concurrent
- of the preferred dividend in arrears on those shares (since, in view of the wording of the verdict, a claim may be made whereby the Bank is not entitled to the accrued interest on the perpetual deposits against the distribution of the dividends in arrears, a result that will prevent the Bank from distributing the dividends in arrears in the absence of adequate profits); 2) to convene a general meeting of the Bank to make the aforementioned change in the Articles of
Association and to authorize the Chairman of the Board to determine the date of the meeting; 3) to petition the Supervisor of Banks to grant approval for the distribution of the dividend to the preferred shareholders, subject to the aforementioned change in the Articles of Association and receipt of court approval of the proposed distribution (pursuant to the Companies Law - 1999, the distribution of a dividend not out of distributable profits requires court approval, and as of that date, the Bank did not have distributable income). A detailed description of the decision of the Board of Directors at its meeting on
October 9, 2007, as aforementioned, can be found in the Immediate Report issued by the Bank on October 10, 2007. In accordance with the decision of the Board of
Directors of the Bank, the general meeting of the Bank convened on January 7,
2008, and on its agenda were the aforementioned proposals to amend the Articles of the Bank, so that the Articles would no longer constitute an impediment to the renewal of the dividend distribution. The proposed amendments were put to a vote, but they were rejected by a majority of those voting. On February 5, 2008, the financial entities that had filed the originating motion against the Bank filed a petition with the court in which they requested to add the State as an additional respondent to the originating motion, due to, among other things, the vote of the State in the general meeting of the Bank against the proposed amendments to the Bank's by-laws.

                                       11

In a "document of agreements" signed between the State and the financial institutions which filed the originating motion against the Bank and which came further to the memorandum of principles signed on March 18, 2008 between the
State, the aforementioned financial institutions, and some of the Ordinary
Preference shareholders of the Bank, and pursuant to which the signing parties agreed to the implementation of the blueprint for the sale of the shares of the
Bank and to cooperate in the implementation thereof, the aforementioned financial institutions and the State agreed that as part of the Arrangement pursuant to Article 350 of the Companies Law - 1999 to be submitted for the approval of the Court as part of the blueprint for the sale, the following points shall be included:

o    The State and the aforementioned financial institutions will not object to the refunding to the Bank of its perpetual deposits with the Treasury, on the later of July 31, 2008 or the date on which the arrangement plan is approved.

o    In the event that the sale of the Bank is not consummated by December 31,
     2009 or if prior to that date a liquidation order is issued against the
     Bank, or if the general meeting of the Bank decides to voluntarily liquidate the Bank (each of these - the "liquidation of the Bank"), the following provisions shall apply:

     a.   The State shall pay 50% of the interest at an annual rate of 6%
          accrued on the perpetual deposits in connection with the C, CC, and
          CC1 preferred shares in respect of the period from July 1, 2002 through July 31, 2008. This amount will be paid upon the earlier of the liquidation of the Bank or December 31, 2009 (the "payment date").

          This amount shall bear linkage and interest as per the Interest and
          Linkage Law - 1961, commencing from July 31, 2008 until the payment date, to be paid by the State on the payment date. This amount will be grossed up by the State in accordance with the perpetual deposit agreements.

     b.   On the payment date, the Bank shall pay to the holders of preferred C,
          CC, and CC1 shares a dividend of 50% of the aggregate preferred dividend at a rate of 6% that accrued on their shares in the period from July 1, 2002 through July 31, 2008, plus linkage differentials and interest pursuant to the Interest and Linkage Law - 1961, commencing from July 31, 2008 until the date of the actual payment.

     c.   The State waives its claims and demands toward the Bank and/or the receiver of the Bank in connection with payment of 50% of the dividend to the State, as the owner of D and DD shares, in respect of the period from July 1, 2002 through July 31, 2008.

     d.   Subject to payment of the entire amount due to them pursuant to sub-paragraph "b" above, the holders of preferred C, CC, and CC1 shares shall have no claim in connection with the non-distribution of a dividend for the period from July 1, 2002 until the date of payment.
          To remove all doubt, the above does not detract from the rights of the aforementioned shareholders to the accrual of a preferred dividend in respect of their shares pursuant to the articles of the Company, including in relation to the aforementioned period.

o    Subject to the payment of the amounts due to them from the proceeds of the sale of the Bank, or - in the event that the sale is not implemented -
     subject to the payment of 50% of the dividend, as above, the holders of the
     C, CC, and CC1 preferred shares shall waive their demands, and claims toward the State in connection with the payment of a dividend in respect of any period in the past or in the future or in connection with the perpetual deposit and the refunding of the proceeds to the Bank.

o    Upon the approval of the arrangement by the court, the originating motion filed by the aforementioned financial institutions shall be rejected, together with the appeal filed by the Bank on January 6, 2008 to the
     Supreme Court. The rejection of the appeal will bind the Bank and the State only as to the relationship between them in connection with the part of the perpetual deposits that relate to the various classes of "C" shares.

                                       12

On April 29, 2008, the Ministerial Committee on Privatization passed a resolution pertaining to the privatization of the Bank. As part of this resolution, it was determined, among other things that, based on the memorandum of principles dated March 18, 2008 signed among the shareholders of the Bank which was followed by the aforementioned document of agreements), the Bank shall file a petition for the approval of the arrangement pursuant to Article 350 of the Companies Law - 1999.

At its meeting on May 26, 2008, the Board of Directors of the Bank approved the filing of an application to the Court for the approval of the arrangement between the Bank and its shareholders pursuant to Article 350 of the Companies
Law - 1999. The focus of the arrangement is the blueprint for the sale of most of the shares of the Bank and the redemption of the balance of the shares. The arrangement consists of, among other things, the abovementioned points that were agreed to by the State and the financial institutions in connection with the refund of the perpetual deposit, payment of half of the preferred dividend, and a waiver of all claims.

For a description of the arrangement covered by the petition, see above, and see the Immediate Report issued by the Bank on May 27, 2008.

See also Note 1 of the financial statements for details on the cessation of the dividend distribution, the legal and regulatory restrictions applicable to the
Bank with respect to a dividend distribution and the matter of the accrued interest on the perpetual deposits with the Treasury. See also Note 9 of the financial statements regarding the aforementioned originating motions.

EXEMPTION FROM IMPLEMENTING THE BASEL II TREATY

The Basel committee on banking supervision published a document on June 26,
2004, which is known as the "Basel II Treaty", and is comprised of a list of principles intended first and foremost to improve risk management, including management of the capital adequacy of banks. The Supervisor of Banks announced his intention to impose the Basel II Treaty on the entire banking system in
Israel. Implementation of the Treaty's principles requires proper and extensive preparations, including the establishment and building of various infrastructures and systems.

In his letter dated November 30, 2004, the Supervisor of Banks accepted the request of the Bank and exempted it from the need to prepare for implementing the Basel II Treaty, this in light of the circumstances under which the Bank operates, including the Government decision regarding implementation of the
Run-Off plan.

MITIGATIONS IN THE IMPLEMENTATION OF PROPER BANKING PROCEDURES WITH RESPECT TO
CREDIT MANAGEMENT

In his letter of May 1, 2005, the Supervisor of Banks confirmed that in light of the changes in the Bank's activity and its focusing on the collection of credit, the Bank is exempt from implementing certain proper banking procedures with respect to credit management as follows: Section 9(a) of Directive 301 regarding the establishment of a credit policy by the Board of Directors, Section 3(b) of
Annex A of Directive 316 regarding the credit rating of borrowers and Directive
323 regarding the financing of purchases of means of control in companies.

In accordance with the provisions of the Proper Banking Procedure, a bank is required to maintain a credit control unit as one of the means of educated management of its credit risks. Due to the fact that since commencing with the second half of 2002, the Bank's activity has been centering around the collection of its credit portfolio, and it does not approve any new credit, the need for such a unit at the Bank has diminished.

Further to the request of the Bank, the Supervisor of Banks notified the Bank in his letter dated November 26, 2003 that the Bank is exempt from complying with the provision of the Proper Banking Procedure that relates to credit control.

ADOPTION OF CODE OF ETHICS

In its resolution of December 29, 2003, the Bank's Board of Directors adopted a code of ethics which applies to all the officers and employees of the Bank. This was done following the provisions of the Sarbanes Oxley Act, which are applicable to the Bank.

                                       13

LEGAL CLAIMS AND OTHER CONTINGENCIES

Note 9 of the condensed financial statements presents information regarding the significant legal claims filed against the Bank. When evaluating the risks included in the claims submitted against the Bank, management of the Bank relies on the opinions of the external legal advisors that represent the Bank in these claims. These opinions are rendered by them on the basis of their discretion and on the basis of the facts and legal status known to them, and the data is more than once subject to contradictory interpretation and arguments. Accordingly, the actual results of the claims may differ from the evaluations of the external legal advisors and from the provisions made, based upon them.

                                       14

DEVELOPMENT OF INCOME AND EXPENSES

NET INCOME - The Bank's net income amounted to NIS 1.2 million in the first quarter of 2008, compared with NIS 4.9 million in the first quarter of 2007 and
NIS 22.2 million for all of 2007.

PROFIT FROM FINANCING OPERATIONS BEFORE THE ALLOWANCE FOR DOUBTFUL DEBTS -
amounted to NIS 11.3 million in the first quarter of 2008, compared with NIS 8.7 million in the same period last year.

The increase in profit from financing operations derived from the following factors:

o    The increase in revenues in respect of interest collected on problematic debts which amounted to NIS 9.0 million compared with NIS 6.5 million in the first quarter of 2007.

o    A decrease in the volume of problematic debts classified as non-interest bearing. The average balance of non-interest bearing debts in the first quarter of 2008 amounted to NIS 67 million, compared with NIS 162 million in the same period last year. The balance of these debts constituted 12% of the average of total monetary assets (excluding credit to the Israel
     Electric Company guaranteed by the State), compared with 17% in the same quarter of 2007.

o    The impact of the decrease in the interest rate in the economy on the volume of the non-accrual of income in respect of non-interest bearing debt. The average interest rate in the first quarter of 2008 was lower than the average interest during the same period last year. As a result, the negative impact of the non-accrual of revenues in respect of non-revenue generating debt was smaller than in the same period last year, in addition to the aforementioned volume of problematic debts.

On the other hand, this increase was offset by the decrease in the volume of the
Bank's financing activity, as part of the policy implemented by the Bank in the past few years. For details regarding this decrease in volume, see the analysis below on financing activity by the various linkage segments.

An analysis of the Bank's financing operations in the various linkage segments indicates as follows:

UNLINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 117 million in the first quarter of 2008, compared with NIS 249 million in the same period of 2007, a decrease of 53%. The margin in this segment, including the effect of derivatives, was 4.71% in the first quarter of 2008, compared with 1.09% in 2007.

The improvement in the margin of this segment compared with the same period of
2007, derived both from a decrease in the volume of non-interest bearing debt and its relative weight out of total credit and from the decline in the interest rate and its impact on the non-accrual of revenue in respect of these debts.

CPI-LINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 337 million in the first quarter of 2008, compared with NIS 502 million in the same period of 2007, a decrease of 33%. The margin in this segment, including the effect of derivatives, was 2.06% in the first quarter of
2008, compared with 2.65% in the same quarter of 2007. The decrease in the volume of activity of this segment derives mainly from the fact that in the first quarter of 2008, the Index rose by 0.4% compared with a decrease of a similar rate in the same period of 2007. As a result, the negative impact on the non-accrual of revenues in respect of non-revenue generating debt was higher.

FOREIGN CURRENCY AND FOREIGN CURRENCY LINKED SEGMENT - The average balance of assets in this segment amounted to NIS 4,913 million in the first quarter of
2008, compared with NIS 5,887 million in the first quarter of 2007. Credit in this segment includes credit guaranteed by the State that was granted to the
Israel Electric Corporation Ltd. out of a deposit of the State. The margin in respect of this credit is negligible and matches the level of risk attached to this credit. The average balance of this credit amounted to NIS 4,791 million compared with NIS 5,692 million in the first quarter of 2007. Excluding the said credit, the average balance of assets in this segment amounts to NIS 122 million, compared with NIS 195 million in the first quarter of 2007, a decrease of 37%. The margin in this segment, including the effect of derivatives, was
0.11% in the first quarter of 2008, compared with 0.05% in the same quarter of
2007. The low margin rate in this segment is the result of the volume of State guaranteed credit, as stated above.

                                       15

The average of the total monetary assets in all linkage segments (excluding the abovementioned state-guaranteed credit out of the State deposit) amounted to NIS
576 million in the first quarter of 2008, compared with NIS 946 million in the first quarter of 2007, a decrease of 39% in the average monetary assets.

The above data indicate that the Bank succeeded in preserving a positive margin in all linkage segments, notwithstanding the large proportion of credit that is classified as non-revenue bearing credit.

Comparative data on the development of the overall credit risk in respect of problematic borrowers (1) is as follows (in NIS millions):

                                                                   BALANCE AS AT      BALANCE AS AT     BALANCE AS AT
                                                                       -----             -----            -----
                                                                      MARCH 31          MARCH 31,       DECEMBER 31,
                                                                        2008              2007             2007
                                                                       -----             -----            -----

Non-income bearing                                                      63.8             107.2             69.7
Restructured(2)                                                         27.8              82.1             31.5
Designated for restructuring(3)                                         12.5              20.4             17.3
Temporarily in arrears                                                   3.6              11.8              8.7
Under special supervision*                                             165.7             182.2            181.7
                                                                       -----             -----            -----

Total balance sheet credit to problematic borrowers(1)                 273.4             403.7            308.9

Off-balance sheet credit risk in
 respect of problematic borrowers(1)                                    74.0              84.7             81.2
                                                                       -----             -----            -----

Overall credit risk in respect of problematic borrowers(1)(4)          347.4             488.4            390.1
                                                                       =====             =====            =====

*    Including an amount of NIS 152.9 million in respect of debts for which a specific allowance exists (March 31, 2007 - NIA 158.7 million, December 31,
     2007 - 169.7 million).

1)   Not including problematic debts that are covered by collateral that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure Directive No. 313).

2)   Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income.

3)   Credit to borrowers in respect of which there is an as yet unimplemented
     Management decision to restructure their debt.

4)   As calculated for purposes of individual borrower and borrower group limitations, except in respect of guarantees granted by a borrower as security for the debt of a third party.

The above data indicates a significant decrease in the volume of debts classified as non-income bearing. Nevertheless, the proportion of problematic debts to total debt continues to be high in relation to the total credit of the
Bank. The high volume of non-interest bearing debt will have a negative impact on the results of the Bank's operations in the future since the interest income in respect of these debts will not be recorded as financing income as long as these debts are classified as non-income bearing.

A significant portion of the volume of the off-balance sheet credit risk in respect of problematic borrowers derives from the indemnification issued by the
Bank in favor of the receivers that were appointed to realize the assets of the companies undergoing legal proceedings. The letters of indemnification are in respect of receipts that were credited to the borrowers' accounts with the Bank out of the proceeds from the realization of the assets.

                                       16

THE ALLOWANCE FOR DOUBTFUL DEBTS - An amount of NIS 11.1 million was recorded as income in this item in the first quarter of 2008, compared with an expense of
NIS 1.0 million in the first quarter of 2007. In the specific allowances for doubtful debts, income of NIS 9.7 million was recorded in the first quarter of
2008, compared with an expense of NIS 3.6 million in the first quarter of 2007.
The most significant component of income in this item is the collection of debts that were written off in the past, in an amount of NIS 7.6 million, deriving from a non-recurring receipt from the settlement segment as a result of the sale of the share of the KIBBUTZIM in the shares of Tnuva. The supplementary allowance for doubtful debts reflected a decrease of NIS 1.4 million, deriving mainly from the decrease in the volume of problematic debts. In the first quarter of 2007, the decrease in the supplementary allowance amounted to NIS
2.5.

The supplementary allowance for doubtful debts (including a general allowance for doubtful debts) amounted to NIS 43.8 million as of March 31, 2008, constituting 8.7% of the balance of the credit (excluding State-guaranteed credit to the Israel Electric Company out of the State deposit) before the aforementioned allowance. This rate is extraordinarily higher than the accepted rate in the banking system. The high rate derives mainly from the volume of the general allowance which amounts to NIS 38.9 million. The general allowance was standard practice in the banking system until December 31, 1991 and it was based on the volume of the debt as of that date. In accordance with the provisions of the Supervisor of Banks, the aforementioned allowance remained at that volume, notwithstanding the decrease in the volume of debt in recent years. At present it constitutes 7.7% of the balance of the credit.

INCOME FROM FINANCING ACTIVITY AFTER THE ALLOWANCE FOR DOUBTFUL ACCOUNTS
amounted in the first quarter of 2008 to NIS 22.4 million, compared to NIS 7.7 million in the first quarter of 2007.

OPERATING AND OTHER INCOME - This income amounted to NIS 0.1 million in the first quarter of 2008, compared with income of NIS 5.3 million in the first quarter of 2007. The major component in which a change was recorded was the loss recorded in respect of the investment in shares, in an amount of NIS 0.7 million, compared with a gain of NIS 4.2 million in the same quarter of 2007.
Revenues from operating commissions in the first quarter of 2008 amounted to NIS
0.1 million, compared with NIS 0.2 million in the same period of 2007. The low volume of this income reflects the fact that the Bank has been reducing the operational transactions it conducts on behalf of its customers.

Other income amounted to NIS 0.5 million, compared with NIS 0.9 million in the first quarter of 2007.

OPERATING AND OTHER EXPENSES - Amounted to NIS 19.4 million in the first quarter of 2008, compared with NIS 8.1 million in the first quarter of 2007. The increase in operating expenses derived from the following factors:

Early retirement agreement - On December 26, 2002, a collective agreement was signed by the Bank, the New General Labor Federation and the Bank's Workers
Committee. The agreement prescribed, among other things, special payments to be made to employees upon early retirement. For details of the agreement and additional extension agreements related thereto, see Note 18D of the financial statements as of December 31, 2007.

Regarding the plan for the privatization of the Bank, the Board of Directors of the Bank approved additional special payments to be made to employees upon early retirement. The additional amounts total some NIS 10 million, in respect of which the Bank recorded an expense in the item entitled "Early Retirement". A new agreement will be drafted in the near future and will be presented to the
Commissioner of Wages and Labor Agreements at the Treasury for approval.

In addition, in connection with the privatization plan for the Bank, the Audit committee and Board of Directors of the Bank gave their approval to payment of three months pay in lieu of advance notice and three months acclimation payments to the Chairman of the Board, the General Manager of the Bank and the Deputy
General Manager of the Bank, should the aforementioned parties leave the employment of the Bank for any reason whatsoever. The three months pay will be paid in lieu of giving three months actual notice as per their current employment agreements. For details of the terms of employment of the Chairman of the Board, the General Manager and the Deputy General Manager, see Note 18A.2 of
the financial statements as of December 31, 2007.

Resolutions of the Audit committee and Board of Directors of the Bank are subject to the approval of the Commissioner of Wages and Labor Agreements at the
Treasury. The expense deriving from such approval amounts to NIS 1 million and is presented as part of the early retirement item.

Payroll expenses were also affected by losses of NIS 0.7 million that accrued during the period in severance funds. The amount needed to compensate for such losses in the liability for employee severance pay was included as part of payroll expenses.

Other operating expenses amounted to NIS 2.0 million in the first quarter of
2008, compared with NIS 2.5 million in the same period of 2007. There was a significant decrease in the all of the components of this item as part of the efficiency plan that was implemented by the Bank in connection with the Run-off
Plan.

                                       17

BALANCE SHEET AND CAPITAL RESOURCES

TOTAL ASSETS - As at March 31, 2008, amounted to NIS 5,959 million, compared with NIS 6,483 million as at December 31, 2007.

SHAREHOLDERS' EQUITY OF THE BANK INCLUDING PREFERENCE SHARES - Amounted to NIS
558 million as at March 31, 2008, compared with NIS 557 million as at December
31, 2007.

SHAREHOLDERS' EQUITY - From an accounting standpoint, the preference shares issued by the Bank are classified as a liability and are not included in the shareholders' equity of the Bank. The total amount of liabilities in respect of the preference shares of the Bank amounted to NIS 413 million (compared with NIS
447 million as at December 31, 2007). Of the total amount, an amount of NIS 158 million is in respect of participating preference shares (compared with NIS 171 million as at December 31, 2007). Until December 31, 2005, the participating preference shares were classified as part of the shareholders' equity of the
Bank. As a result of the implementation of Israeli Accounting Standard No. 22, they were reclassified, commencing January 1, 2006, as a liability in respect of participating preference shares (for details regarding this change, see Note 1D of the financial statements of the Bank as at December 31, 2007).

This accounting change has no impact on the surplus of assets distributable to shareholders upon liquidation, on the preference order for the distribution of the balance of assets of the Bank upon liquidation and on the related rights of each class of shares. (For details of these rights, see Notes 14, 15, and 16 of the financial statements of the Bank as at December 31, 2007).

TOTAL CREDIT TO THE PUBLIC - As at March 31, 2008 amounted to NIS 5,001 million compared with NIS 5,521 million as at December 31, 2007. The credit data presented above include credit guaranteed by the State that was granted to the
Israel Electric Corporation Ltd. out of a deposit of the State with the Bank, the balance of which amounted to NIS 4,539 million as at March 31, 2008, compared with NIS 4,963 million as at December 31, 2007. Net of such credit, the credit to the public amounts to NIS 462 million as at March 31, 2008, compared with NIS 558 million as at December 31, 2007. This decline reflects the credit portfolio reduction policy being followed by the Bank, and is further to the decrease in credit that commenced in 2002.

SECURITIES - The balance of securities as at March 31, 2008 amounts to NIS 40 million, compared with NIS 46 million as at December 31, 2007. The securities portfolio includes an investment of NIS 10 million in mezzanine funds. In addition, the securities portfolio includes marketable shares in the amount of
NIS 30 million (according to their market value as at March 31, 2008). The market value of the shares includes unrealized gains in the amount of NIS 6.2 million which were credited to a capital reserve, as part of the adjustments in respect of the presentation of available for sale securities to fair value. The
Bank has no investments in securities or other asset backed financial instruments.

DEPOSITS OF THE PUBLIC - Amounted to NIS 52 million as at March 31, 2008, compared with NIS 55 million as at December 31, 2007.

The Bank refrains from accepting new deposits and upon instructions from the
Bank of Israel, it ceased renewing deposits that have reached maturity, subject to certain exceptions. Please note that about half of the balance of deposits as at March 31, 2008 and at December 31, 2007 are deposits related to credit.

DEPOSITS OF THE GOVERNMENT - The balance of Government deposits as at March 31,
2008 amounted to NIS 4,877 million, compared with NIS 5,319 million as at
December 31, 2007. The main component of the Government deposits is foreign currency denominated deposits, which served as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS
4,629 million as at March 31, 2008, compared with NIS 5,063 million as at
December 31, 2007.

Another component of these deposits is the CPI-linked deposits that were received from the Government as part of the arrangement of the Kibbutzim. These deposits served as a source for rescheduling these debts. The balance of the
Government's CPI-linked deposits as at March 31, 2008 amounted to NIS 248 million, compared with NIS 256 million as at December 31, 2007.

                                       18

DEPOSITS FROM BANKS - The balance of these deposits as at March 31, 2008 amounted to NIS 390 million, compared with NIS 481 million as at December 31,
2007. The entire balance derived from the special line of credit which the Bank of Israel granted to the Bank (of which an amount of NIS 386 million represents the principal of the line of credit and NIS 4 million represents the interest which accrued but has not yet been charged). See Note 1 of the condensed financial statements (the part referring to the credit line of the Bank of
Israel) for more information regarding the amounts of interest the Bank was charged by the Bank of Israel in excess of the "Bank of Israel" rate.

MARKET RISKS AND THEIR MANAGEMENT

Market risk is the risk of impairment of the Bank's capital, which may derive from changes in financial markets that impact on the assets and liabilities of the Bank. Such changes include changes in foreign currency exchange rates, changes in interest rates, the rate of inflation and the prices of shares.

Asset and liability risk management policy is designed to protect against linkage base and interest risks and maintain such risks within the limits of exposure set by the Board of Directors.

Implementation of this policy is debated as part of a committee, the members of which include the General Manager and other members of management, and which usually meets on a weekly basis. In accordance with the approval of the
Supervisor of Banks, granted on November 26, 2003, this management committee serves as the Bank's financial risk manager.

The following is a summary of the major risks to which the Bank is exposed, the limits set by the Bank and the manner and frequency at which the Bank issues reports regarding the level of exposure and the compliance with the limits set:

BASE RISK - The exposure to base risk is measured as the difference between the assets and liabilities (including the impact of futures transactions) in each of the linkage bases. In respect of each of the linkage segments listed above, the
Bank sets out frameworks of maximum permissible surpluses and deficits. These restrictions are set, taking into consideration the composition of the Bank's capital and the current activity of the Bank.

The limits sets by the Board of Directors of the Bank for each of the linkage segments are as follows (in NIS millions):

INDEX-LINKED SEGMENT* - A maximum surplus of NIS 500 million, and a maximum deficit of NIS 50 million.

UNLINKED SHEKEL SEGMENT - A maximum surplus of NIS 100 million, and a maximum deficit of NIS 550 million.

FOREIGN CURRENCY/FOREIGN CURRENCY LINKED SEGMENT - A maximum surplus of NIS 50 million, and a maximum deficit of NIS 25 million.

*    In the Index-linked segment, the permissible surplus/deficit is net of the equity of the Bank (including preference shares classified from an accounting standpoint as liabilities).

The following table presents the surplus of assets over liabilities (liabilities over assets) broken down by linkage segment. The data include off-balance sheet items. The data below are computed after neutralizing liabilities in respect of the Bank's preference shares which are classified from an accounting standpoint as liabilities, since the Bank's asset and liability management policy is to relate to the surplus of assets over liabilities that are unrelated to the equity of the Bank.

                                       19

The following data are in NIS millions:

                                                             FOREIGN
                                                            CURRENCY
                              UNLINKED       CPI-LINKED    DENOMINATED/  NON-MONETARY
                           SHEKEL SEGMENT    SEGMENT (*)      LINKED        ITEMS          TOTAL
                               ------          ------         ------        ------         -----

March 31, 2008                 (326.9)          838.9            5.1          40.9         558.0

March 31, 2007                 (438.1)          877.7           21.1          49.0         509.7

December 31, 2007              (350.6)          854.6            5.5          47.2         556.7

(*) Including a perpetual deposit with the Treasury (March 31, 2008 in an amount of NIS 852.2 million, March 31, 2007 - NIS 822.2 million, December 31, 2007 -
NIS 848.8 million).

The data presented below indicate that in all of the linkage segments, the exposure is within the limits set by the Board of Directors of the Bank.

An examination conducted on the impact of an increase of 1% in the Consumer
Price Index indicates that the calculated addition to equity amounts to NIS 8.6 million. A decrease of 1% in the Index would result in a decrease in equity of the same amount.

As indicated in Appendix C of the condensed financial statements, the volume of foreign currency assets in currencies other than the dollar is relatively much lower than the volume of the balance sheet of the Bank and amounts to NIS 12 million, comprising 0.2% of total assets. The Bank has no surplus assets or liabilities in such currencies and, therefore, a change in the rates of foreign currencies other than the dollar has a minimal impact on the results of operations of the Bank.

The following table presents the sensitivity of the impact of changes in the exchange rate of the dollar as of March 31, 2008 (in NIS millions) on the results of operations of the Bank:

Percentage change in dollar rate                 (5)%               (10)%               5%               10%
                                           --------            --------          --------          --------
Impact on the results of operations            (0.3)               (0.5)              0.3               0.5

The abovementioned data are net of the liabilities in respect of the Bank's preference shares. In addition, the data presented below are calculated without the impact of such changes on other variables (such as interest rates).

INTEREST RISK - The interest risk derives from the impact of future changes in interest rates on the present value of the Bank's assets and liabilities. Such changes may cause erosion of the Bank's income and equity.

In order to reduce the risk deriving from possible changes in interest rates, the Bank implements a policy of matching, to the extent possible, between the dates of change of interest on the assets to the dates of change of interest on liabilities. In the unlinked shekel segment, the major activity is in variable interest, so that there is a correlation between the dates of changes in interest. In the foreign currency segment, loans at fixed interest are solely back-to-back, so that in this segment too, there is no material lack of correlation between the dates of changes in interest.

As part of the limits on the rate of exposure to changes in interest rates, the
Board of Directors of the Bank set limits to the maximum calculated impairment to the equity of the Bank in the event of a change in interest rate of 1%, versus the accepted interest rates as of the date of the report. The limits are as follows:

UNLINKED SEGMENT - a maximum decrease of NIS 2 million.

INDEX-LINKED SEGMENT - a maximum decrease of NIS 14 million.

                                       20

FOREIGN CURRENCY/FOREIGN CURRENCY-LINKED SEGMENT - a maximum decrease of NIS 3 million.

According to the decision of the Board of Directors, the impact of a possible change in interest rates on the computed value of assets and liabilities is measured on a semi-annual basis. This is due to the fact that the Bank does not issue any new credit, making a semi-annual examination adequate for the level of the Bank's activity.

LIQUIDITY RISK

Since the Bank is not permitted to recruit deposits from the public, it relies on the credit line from the Bank of Israel in managing its liquidity.

During 2003, the Bank of Israel issued provisions pertaining to liquidity management. In view of the credit line, the Supervisor of Banks, in his letter dated November 26, 2003, stipulated that the Bank is not required to implement part of those provisions.

SUPERVISION OVER MARKET RISKS MANAGEMENT POLICY AND THE MANNER IN WHICH IT IS
IMPLEMENTED

Implementation of the Bank's assets and liability management policy, including the exposure to market risks, is discussed in a committee on which the General
Manager and members of management serve. This committee usually meets once a week. A report on the Bank's assets and liabilities, broken down by linkage bases, is presented at every meeting of the committee.

The controller of the Bank, who is a member of the aforementioned committee, receives a daily report of assets and liabilities by linkage bases and checks the changes that occurred in the assets and liabilities between the dates of the reports to the committee.

In addition, once a month, the committee is presented with a breakdown of the
Bank's securities portfolio.

The Board of Directors of the Bank set out guidelines for the implementation of the Bank's asset and liability management policy, as well as a number of limitations regarding the exposures to market risks. In addition, they set out the means and the dates of reporting and control in respect of compliance with the limitations that were set. Once a quarter, the plenary of the Board of
Directors is furnished with a quarterly report on the management of the financial risks and as part of the deliberations, an updated document covering the risks, the limits set for the risks, the compliance therewith, and an updating of the limits in accordance with the resolutions taken by the Board of
Directors.

MEASUREMENT OF MARKET RISKS

The model used by the Bank in determining the fair value of financial instruments not having a market price is based on the expected cash flows from each of the instruments and the discounting thereof using relevant interest rates.

The calculation that relates to the impact of a change of 1% in the interest rate curve of each linkage segment is also based on the expected cash flows from all of the financial assets and liabilities of the Bank at relevant interest rates for each balance sheet item, with a variance of 1% in each direction.

VALUE AT RISK (VAR) - The Bank does not conduct an analysis based on this model.
The Board of Directors of the Bank believes that the model for measuring market risks used by the Bank, which is based mainly on discounted cash flows, is adequate for the activity of the Bank, taking into consideration the following factors:

-    The total volume of the Bank's assets and liabilities.

-    The Run-Off Plan which the Bank has been implementing.

-    The fact that the Bank does not grant new credit or enter into new investments.

-    The fact that the Bank grants credit in foreign currency or in the unlinked shekel segment on the basis of variable interest only. Credit at fixed interest in foreign currency also in the past was based solely on specific sources at back-to-back conditions.

                                       21

OPERATIONAL RISKS

The Bank takes various steps to reduce the operational risks to which the Bank may be exposed:

-    The Bank appointed an operational risk manager and an operational risk controller.

-    The Bank operates a computerized control system to identify operational risks in the Bank's operating framework.

-    The Bank conducts, through outside professional parties, periodic assessments to assess operational risk - including the risks of fraud and embezzlement to which it is exposed, and the adequacy of the preventative and compensatory controls designed to reduce such risks. As part of these assessments, recommendations are made, when necessary for improvement and/or expansion of existing controls and/or the institution of new controls.

-    The Bank has a process of management and monitoring of the implementation of the recommendations of the aforementioned risk assessments.

In accordance with directives of the Bank of Israel regarding risks of embezzlement and fraud, a team was established headed by the General Manager and including members of management, the Internal Auditor, the Operating Risks
Controller and those responsible over the computer field. The team periodically discusses the risks of embezzlement and fraud that were included in the operating risks review and the controls required in order to minimize these exposures.

ACCOUNTING POLICY IN RESPECT OF CRITICAL ISSUES

Note 1 of the annual financial statements describes the principal accounting policies according to which the financial statements of the Bank are prepared.
The implementation of these accounting principles by the Board of Directors and
Management when preparing the financial statements often requires the use of various assessments and estimates that affect the reported amounts of assets and liabilities (including contingent liabilities) and the financial results of the
Bank.

Details relating to the accounting policy on critical issues were presented in the Report of the Board of Directors for 2007 in the chapter relating to critical accounting policy.

RESPONSIBILITY OF THE MANAGEMENT FOR THE INTERNAL CONTROL OVER FINANCIAL
REPORTING

The financial statements include certifications of the Bank's General Manager and Comptroller regarding the effectiveness of the controls and procedures relating to the disclosure in the financial statements and regarding changes in the internal control over financial reporting.

The aforementioned certifications are in accordance with the directives published by the Bank of Israel, which came into effect for the first time in the financial statements for June 30, 2005. The directives published by the Bank of Israel are in accordance with the provisions of Section 302 of the Sarbanes
Oxley Law.

With the assistance of external consultants, the Bank established controls and procedures relating to the disclosure, and it maintains a system of internal control relating to the disclosure among the various managers of the Bank, in such a way as to enable compliance with the requirement of this directive.
Management of the Bank together with the General Manager and Comptroller evaluated, as at the end of the period included in this report, the effectiveness of the controls and procedures relating to the Bank's disclosure.
On the basis of this evaluation, the Bank's General Manager and Comptroller concluded that as at the end of this period, the controls and procedures relating to the Bank's disclosure are effective in order to record, process, summarize and report the information that the Bank is required to disclose in the annual report in accordance with the reporting to the public directives of the Supervisor of Banks and at the date specified in these directives.

During the course of the quarter ended March 31, 2008, there was no change in the Bank's internal control over financial reporting which has had or is likely to have a significant effect on the Bank's internal control over financial reporting.

                                       22

SECTION 404 OF THE SARBANES OXLEY ACT

Since the Bank has issued its securities to shareholders in the United States, it is subject to the provisions of the Sarbanes Oxley Act. Pursuant to Section
404 of the Sarbanes Oxley Act, the management of the reporting entity is required to declare, among other things, its responsibility for fulfilling and maintaining proper internal controls and proper procedures with respect to financial reporting, and to provide its evaluation on the effectiveness of such controls and procedures. The United States Securities and Exchange Commission
(SEC) announced that it is postponing the application of Section 404 with respect to companies that are not defined as an "Accelerated Filer", including a foreign issuer that does not meet this definition, so that they will be required to implement the Section only from the fiscal year ending on or after July 15,
2007. In the opinion of the Bank's legal advisors and on the basis of the Bank's valuation of its shares, the Bank does not meet the aforementioned definition of an "Accelerated Filer". As a result of this, the Bank will be required to implement Section 404 of the Sarbanes Oxley Act only from the financial statements for 2007 that it submits in the U.S.A. On August 9, 2006, the SEC issued a leniency whereby the filing of an external auditor's report on the effectiveness of internal controls pertaining to financial reporting will be required from the fiscal year ended December 15, 2008. In the past year, the
Bank invested significant resources so as to be in position to implement Section
404 of the Sarbanes Oxley Act in respect of the 2007 annual report to be filed in the U.S.

In accordance with a directive that was published by the Supervisor of Banks on
December 5, 2005, requirements similar to those included in Section 404 of the
Sarbanes Oxley Act will be imposed on the banks in Israel. In accordance with this directive, the provisions will apply as from the annual financial statements for the year ended December 31, 2008. In accordance with the letter of the Supervisor of Banks dated March 18, 2007, the Bank is entitled to not implement this directive.

PROCESS OF APPROVING THE FINANCIAL STATEMENTS

The Board of Directors of the Bank is the body that is charged with overall control of the Bank. In filling this role, the Board of Directors of the Bank utilizes the services of its committees. The committees that assist the board in the area of control are the Audit committee and the Balance Sheet committee. The committee that discusses the draft of the financial statements before they are presented to the Board for approval is the Balance Sheet committee which has a membership of six directors, including the Chairman of the Board. Three of the members of the Balance Sheet committee are directors having accounting and financial expertise. As part of the financial statement approval process, two meetings of the Balance Sheet committee are held. At the first meeting, deliberations are held concerning the problematic debts and the allowances for doubtful debts. A few days prior to the meeting, the members of the committee receive reviews of the problematic debtors on the basis of the stipulated criteria. At the meeting, a discussion is held regarding the fairness of the allowances for doubtful debts and answers are provided to the questions raised by the directors. At the meeting, the external auditor is also present. At the second meeting of the Balance Sheet committee, a discussion is held regarding the financial statements. A number of days before this meeting, the members are furnished with a draft of the financial statements, as well as additional accompanying material. Concurrently, a draft of the financial statements is sent to the Disclosure committee which is comprised of members of the management of the Bank and a number of additional senior executives. As part of the meeting of the Disclosure committee, the members of the committee hold discussions and offer their comments regarding the fairness of the disclosure in connection with the major issues relating to the activity of the Bank and to the results of its operations, as reflected in the draft financial statements. During the course of the meeting of the Balance Sheet committee, which is held after the meeting of the Disclosure committee, the results of operations of the Bank for the past year are reviewed, as well as the major changes in the composition of the Bank's assets and liabilities. In addition, a report is presented on the changes that took place in the financial statements when compared to those of previous periods, on changes in accounting presentation (if any occurred) and on the major comments of the members of the disclosure committee.

During the meeting answers are provided for the questions raised by the directors. The meeting is attended by the external auditors of the Bank who review the changes in accounting that occurred during the past year and the policies that were implemented during the performance of the audit of the financial statements. The auditor is at the disposal of the members of the committee to answer any question and, where necessary, provides his opinion on accounting issues in connection with the financial statements.

                                       23

The Bank's financial statements are brought before the plenary of the Board of
Directors for approval. A draft of the financial statements is presented to the members of the Board a few days before the meeting. A review is presented and discussions are held in a manner similar to the one described above regarding the second meeting of the balance sheet committee.

The meeting is attended by the external auditor of the Bank.

After deliberation,a vote is taken on the basis of which the financial statements are approved.

DISCLOSURE REGARDING THE INTERNAL AUDITOR OF THE BANK

The disclosure regarding the internal auditor of the Bank is as detailed in the report of the Board of Directors for 2007, with no changes occurring therein, except for the extension of his tenure until the earliest of December 31, 2009, the privatization of the Bank, or commencement of liquidation proceedings.
Extension of his tenure is subject to the provisions of Article 11A of the
Banking Ordinance - 1941, whereby no one is permitted to serve as an officer in a banking institution unless the Supervisor of Banks is notified 60 days prior to commencement of the tenure and, within the 60-day period, the Supervisor does not express his opposition to the appointment or has granted his approval thereof.

EXTENSION OF THE TENURE OF THE CHAIRMAN OF THE BOARD, GENERAL MANAGER AND DEPUTY
GENERAL MANAGER

At its meeting on April 28, 2008, the Board of Directors of the Bank decided to extend the tenure of Dr. R. Cohen as a Director and as the Chairman of the
Board, and the tenures of the General Manager of the Bank, Mr. A. Galili and the
deputy General Manager, Mr. A. Savir, for an additional period to commence on
July 31, 2008 and to end on the earliest of December 31, 2009, the privatization of the Bank or when the Bank commences liquidation proceedings. Extension of tenure as aforesaid is subject to the provisions of Article 11A of the Banking
Ordinance - 1941, whereby no one is permitted to serve as an officer in a banking institution unless the Supervisor of Banks is notified 60 days prior to commencement of the tenure and, within the 60-day period, the Supervisor does not express his opposition to the appointment or has granted his approval thereof. In addition, the general meeting of the Bank has to approve the extension of the terms of employment of Dr. R. Cohen for the additional period.

ORGANIZATIONAL STRUCTURE AND MANPOWER

The number of full-time employees employed by the Bank as at March 31, 2008 was
42, compared with 43 on December 31, 2007 and 170 employees on January 1, 2002.

During the first quarter of 2008, there were three plenary sessions of the Board of Directors and 4 meetings of its committees.

The Board of Directors wishes to thank the Bank's management and employees for achieving targets and for their contribution to the Bank's accomplishments in successfully implementing the Run-Off plan.

DR.RAANAN COHEN                                                 URI GALILI
Chairman of the Board                                           General Manager

Tel-Aviv, May 26, 2008

                                       24

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------
RATES OF INCOME AND EXPENSES (1)
Reported amounts
                                                                                                            THREE MONTHS ENDED MARCH 31,
                                                       ---------------------------------------------------------------------------------------------------------------------------
                                                                                   2008                                                             2007
                                                       -----------------------------------------------------------------  --------------------------------------------------------
                                                                                        RATE OF INCOME  RATE OF INCOME                                    RATE OF INCOME  RATE OF INCOME
                                                                        FINANCING         (EXPENSES)      (EXPENSES)                       FINANCING        (EXPENSES)      (EXPENSES)
                                                        AVERAGE          INCOME         NOT INCLUDING      INCLUDING         AVERAGE        INCOME         NOT INCLUDING    INCLUDING
                                                       BALANCE (2)     (EXPENSES)        DERIVATIVES      DERIVATIVES       BALANCE (2)   (EXPENSES)        DERIVATIVE     DERIVATIVES
                                                       -----------  ------------           -------          -------         -----------  -----------          ------         ------
                                                              NIS MILLIONS                    %                %                   NIS MILLIONS                  %             %
                                                       -------------------------           -------          -------         ------------------------          ------         ------

ISRAELI CURRENCY - UNLINKED
Assets                                                   116.6               2.9            10.33                             249.2              3.3            5.40
Effect of ALM derivatives (3)                             40.0               0.4                                               83.8              1.0
Total assets                                             156.6               3.3                               8.70           333.0              4.3                           5.27
Liabilities                                              429.1              (4.2)           (3.97)                            757.9             (7.8)          (4.18)
Effect of ALM derivatives (3)                             19.1              (0.2)                                                --               --
Total liabilities                                        448.2              (4.4)                             (3.99)          757.9             (7.8)                         (4.18)
                                                       -------           -------          -------           -------         -------          -------         -------        -------
Interest margin                                                                              6.36              4.71                                             1.22           1.09
                                                       -------           -------          -------           -------         -------          -------         -------        -------
ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                   336.8               5.5             6.69                             502.5              4.5            3.63
Effect of ALM derivatives (3)                             19.0               0.1                                                 --               --
Total assets                                             355.8               5.6                               6.45           502.5              4.5                           3.63
Liabilities                                              281.9              (3.0)           (4.33)                            325.6             (0.7)          (0.86)
Effect of ALM derivatives (3)                             24.0              (0.3)                                              43.9             (0.2)
Total liabilities                                        305.9              (3.3)                             (4.39)          369.5             (0.9)                         (0.98)
                                                       -------           -------          -------           -------         -------          -------         -------        -------
Interest margin                                                                              2.36              2.06                                             2.77           2.65
                                                       -------           -------          -------           -------         -------          -------         -------        -------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                 4,913.5            (303.2)          (22.49)           (22.49)        5,887.3              1.7            0.12           0.12
Liabilities                                            4,881.6             304.2            22.69                           5,813.5             (0.9)          (0.06)
Effect of ALM derivatives (3)                             15.9              (0.4)                                              39.9             (0.1)
Total liabilities                                      4,897.5             303.8                              22.60         5,853.4             (1.0)                         (0.07)
                                                       -------           -------          -------           -------         -------          -------         -------        -------
Interest margin                                                                              0.20              0.11                                             0.06           0.05
                                                       -------           -------          -------           -------         -------          -------         -------        -------
TOTAL
Monetary assets generating financing income            5,366.9            (294.8)          (20.23)                          6,639.0             9.50            0.57
Effect of ALM derivatives (3)                             59.0               0.5                                               83.8              1.0
Total monetary assets generating financing income      5,425.9            (294.3)                            (19.99)        6,722.8             10.5                           0.63
Monetary liabilities generating financing expenses     5,592.6             297.0            19.61                           6,897.0             (9.4)          (0.55)
Effect of ALM derivatives (3)                             59.0              (0.9)                                              83.8             (0.3)
Total liabilities generating financing expenses        5,651.6             296.1                              19.37         6,980.8             (9.7)                         (0.56)
                                                       -------           -------          -------           -------         -------          -------         -------        -------
Interest margin                                                                             (0.62)            (0.62)                                            0.02           0.07
                                                       -------           -------          -------           -------         -------          -------         -------        -------

See page 27 for footnotes relating to rates of income and expenses

                                       25

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
Reported amounts
                                                                                                                       THREE MONTHS ENDED MARCH 31,
                                                          ------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                         2008                                                                               2007
                                                          -------------------------------------------------------------------         --------------------------------------------------------------------
                                                                                               RATE OF INCOME      RATE OF INCOME                                       RATE OF INCOME      RATE OF INCOME
                                                                                FINANCING        (EXPENSES)          (EXPENSES)                            FINANCING     (EXPENSES)          (EXPENSES)
                                                            AVERAGE              INCOME        NOT INCLUDING         INCLUDING           AVERAGE            INCOME      NOT INCLUDING        INCLUDING
                                                           ALANCE (2)          (EXPENSES)       DERIVATIVES          DERIVATIVE         ALANCE (2)        (EXPENSES)      DERIVATIVE         DERIVATIVE
                                                          --------------     -------------       ----------          ---------        --------------    --------------   --------------    ---------------
                                                                    NIS MILLIONS                    %                    %                       NIS MILLIONS                   %                 %
                                                          --------------------------------       ----------          ---------        --------------------------------   --------------    ---------------

Financing commissions and other financing income                                     11.7                                                                         10.6
Other financing expenses                                                             (2.2)                                                                        (2.7)
                                                                                ---------                                                                     --------
Profit from financing operations before allowance
for doubtful debts                                                                   11.3                                                                          8.7
Allowance for doubtful debts (including general
 and supplementary  allowances)                                                      11.1                                                                         (1.0)
                                                                                ---------                                                                     --------
Profit (loss) from financing operations after
 allowance for doubtful debts                                                        22.4                                                                          7.7
Other monetary assets                                         877.6                                                                        859.3
General and supplementary allowances for
 doubtful debts                                               (45.2)                                                                       (51.7)

Non-monetary assets                                            46.0                                                                         50.1
                                                          ---------                                                                    ---------
Total assets                                                6,245.3                                                                      7,496.7
                                                          =========                                                                    =========

Other monetary liabilities                                     93.4                                                                         89.7
Non-monetary liabilities                                        0.6                                                                          1.6
Capital resources                                             558.7                                                                        508.4
                                                          ---------                                                                    ---------
Total liabilities and capital resources                     6,245.3                                                                      7,496.7
                                                          =========                                                                    =========

See page 27 for footnotes relating to rates of income and expenses

                                       26

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------
RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF US DOLLARS

                                                                                                THREE MONTHS ENDED MARCH 31,
                                                    --------------------------------------------------------------------------------------------------------------------------
                                                                                 2008                                                       2007
                                                    --------------------------------------------------------------------------------------------------------------------------
                                                                                 RATE OF INCOME RATE OF INCOME                                 RATE OF INCOME      RATE OF INCOME
                                                                     FINANCING     FINANCING     (EXPENSES)                    FINANCING         (EXPENSES)          (EXPENSES)
                                                     AVERAGE          INCOME      NOT INCLUDING   INCLUDING         AVERAGE      BALANCE        NOT INCLUDING         INCLUDING
                                                    BALANCE (2)     (EXPENSES)    DERIVATIVES    DERIVATIVES      (EXPENSES)   (EXPENSES)        DERIVATIVES         DERIVATIVES
                                                    ------------  -----------       --------       --------       ------------  -----------        --------           --------
                                                           $ MILLIONS                   %             %                   $ MILLIONS                   %                  %
                                                    -------------------------       --------       --------       -------------------------        --------           --------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                               1,327.3             21.3           6.58           6.58        1,391.1             25.0            7.38               7.38
Liabilities                                          1,318.7            (21.0)         (6.52)                      1,373.7            (23.3)          (6.96)
Effect of ALM derivatives (3)                            4.3             (0.1)                                         9.4             (0.1)
                                                    --------         --------                                     --------         --------
Total liabilities                                    1,323.0            (21.1)                        (6.53)       1,383.1            (23.4)                             (6.94)
                                                                                     --------      --------                                        --------           --------
Interest margin                                                                          0.06          0.05                                            0.42               0.44
                                                                                     --------      --------                                        --------           --------

FOOTNOTES:

(1)  The data in this table are presented before and after the effect of derivative instruments (including the off-balance sheet effect of derivative instruments).

(2)  Based on monthly opening balances except for the unlinked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts.

(3)  Derivatives (ALM) which comprise part of the Bank's asset and liability management.

(4)  Including Israeli currency linked to foreign currency.

                                       27

CERTIFICATION

I, Uri Galili, hereby certify as follows:

1.   I have reviewed the quarterly report of The Industrial Development Bank of
     Israel Ltd. (hereinafter - the Bank) for the quarter ended March 31, 2008
     (hereinafter - the report).

2.   Based on my knowledge, the report does not contain any untrue statement of a material fact or omit any material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3.   Based on my knowledge, the quarterly financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations, and the changes in the shareholders' equity as at the dates and for the periods presented in the report.

4.   The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures necessary for the required disclosure in the Bank's report. Furthermore:

     A.   We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B.   We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as at the end of the period covered by the report based on such evaluation; and

     C.   We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in the first quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5.   The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A.   All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B.   Any fraud, whether or not material, which involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.

---------------------------
U. Galili - General Manager

May 26, 2008

                                       28

CERTIFICATION

I, Rimon Shmaya, hereby certify as follows:

1.   I have reviewed the quarterly report of The Industrial Development Bank of
     Israel Ltd. (hereinafter - the Bank) for the quarter ended March 31, 2008
     (hereinafter - the report).

2.   Based on my knowledge, the report does not contain any untrue statement of a material fact or omit any material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3.   Based on my knowledge, the quarterly financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations, and the changes in the shareholders' equity as at the dates and for the periods presented in the report.

4.   The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures necessary for the required disclosure in the Bank's report. Furthermore:

     A.   We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B.   We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as at the end of the period covered by the report based on such evaluation; and

     C.   We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in the first quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5.   The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A.   All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B.   Any fraud, whether or not material, which involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.

--------------------------
Rimon Shmaya - Comptroller

May 26, 2008

                                       29

                         THE INDUSTRIAL DEVELOPMENT BANK
                               OF ISRAEL LIMITED

                              FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2008

                                       30

                                   Industrial Development Bank of Israel Limited

FINANCIAL STATEMENTS AS OF MARCH 31, 2008
--------------------------------------------------------------------------------

CONTENTS

                                                                           PAGE

Auditors' Review Report                                                      32

Balance Sheets                                                               34

Statements of Income                                                         35

Statement of Shareholders' Equity                                            36

Notes to the Financial Statements                                            38

                                       31

--------------------------------------------------------------------------------
                                            |KESSELMAN & KESSELMAN
                                            |Certified Public Accountants (Isr.)
                                            |Trade Tower, 25 Hamered Street
                                            |Tel Aviv 68125 Israel
                                            |P.O Box 452 Tel Aviv 61003
                                            |Telephone +972-3-7954555
                                            |Facsimile +972-3-7954556

The Board of Directors
The Industrial Development Bank of Israel Limited
TEL AVIV

Dear Gentlemen/Ladies,

RE:  REVIEW OF THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE
     THREE-MONTH PERIOD ENDED MARCH 31, 2008

At your request, we reviewed the condensed interim balance sheet of The
Industrial Development Bank of Israel Limited (hereinafter - the "Bank") as of
March 31, 2008 and the condensed interim statement of income and the condensed interim statement of shareholders' equity for the three-month period then ended.
Our review was conducted in accordance with procedures prescribed by the
Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of the shareholders'
meetings and of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters at the
Bank.

Since the review performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed interim financial statements.

Based on our review, we are not aware of any material modifications that would have to be made to the condensed interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles, and in accordance with the directives and guidelines of the
Supervisor of Banks.

We would call attention to the following:

A.   Note 1 of the condensed interim financial statements regarding the severe liquidity problems the Bank experienced in August 2002, which were caused by increased withdrawals of public deposits, the interest-bearing special line of credit that was provided to the Bank by the Bank of Israel, the decision of the Bank's Board of Directors to adopt the "Run-Off" plan for the supervised sale of the Bank's credit assets and to extend the plan until July 31, 2008, the agreement of the Bank's Board of

                                       32

     Directors to restrict the license of the Bank and to limit its duration until the end of the "Run-Off " plan, the announcement of the Governor of the Bank of Israel regarding the restriction of the Bank's license and its being revoked as from August 1, 2008, and the decision of the Ministerial
     Committee for Social and Economic Affairs (the Social Economic Cabinet) to
     approve and extend the "Run-Off" plan, as above (hereinafter - the
     Government decision extending the "Run-Off" plan), the decision of the
     Government regarding the privatization of the Bank, and the decision of the
     Board of Directors of the Bank to submit a request for approval of a compromise plan and arrangement pursuant to Article 350 of the Companies
     Law between the Bank and its shareholders, all as detailed in the said note.

     Note 1 states, among other things, that "Notwithstanding the fact that the date for the conclusion of the Run-Off Plan was set for July 31, 2008, the
     Bank intends on continuing to focus on the collection of its credit portfolio even after that date, as it did previously, until such time as the decision regarding the privatization of the Bank is realized or until other developments occur in connection with the affairs of the Bank, in the event that privatization is not realized."

B.   Note 9 of the condensed interim financial statements regarding the litigation pending against the Bank and its senior officers, all as detailed in the aforementioned note.

The condensed interim financial statements do not contain any changes in the value or classification of assets or liabilities that may be needed if the Bank is unable to continue operating as a "Going Concern".

                                             Kesselman & Kesselman
                                             Certified Public Accountants (Isr.)

May 26, 2008

                                       33

                               The Industrial Development Bank of Israel Limited

CONDENSED BALANCE SHEETS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                         MARCH 31,
                                                   ---------------------    DECEMBER 31,
                                                    2008          2007          2007
                                                   -------       -------       -------
                                                 (UNAUDITED)   (UNAUDITED)    (AUDITED)
                                                   -------       -------       -------
                                                NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                   -------       -------       -------

ASSETS

Cash and deposits with banks                          35.1          42.7          33.8

Securities                                            40.3          48.5          46.3

Credit to the public                               5,000.8       6,314.1       5,521.1

Credit to governments                                 23.4          40.2          24.7

Fixed assets                                           0.7           1.0           0.8

Other assets                                           6.2          11.4           7.2

Perpetual deposits with the Israeli Treasury         852.2         822.2         848.8
                                                   -------       -------       -------

Total assets                                       5,958.7       7,280.1       6,482.7
                                                   =======       =======       =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                                52.3          65.8          54.6

Deposits of banks                                    390.0         703.4         481.2

Deposits of the Government                         4,876.9       5,919.6       5,319.2

Perpetual deposit                                      0.1           0.1           0.1

Capital notes                                         19.0          24.1          20.2

Other liabilities                                     62.4          57.4          50.7

Non-participating preference shares                  255.0         298.1         276.0

Participating preference shares                      157.6         184.3         170.6
                                                   -------       -------       -------

Total liabilities                                  5,813.3       7,252.8       6,372.6
                                                   -------       -------       -------

Shareholders' equity                                 145.4          27.3         110.1
                                                   -------       -------       -------

Total liabilities and shareholders' equity         5,958.7       7,280.1       6,482.7
                                                   =======       =======       =======

 ---------------------          ---------------                -----------
   DR. RAANAN COHEN               URI GALILI                   RIMON SHMAYA
 Chairman of the Board          General Manager                Comptroller

May 26, 2008

The accompanying notes are an integral part of the condensed financial statements.

                                       34

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                               THREE MONTHS ENDED   YEAR ENDED
                                                             MARCH 31     MARCH 31  DECEMBER 31
                                                               2008         2007       2007
                                                              -------     -------     -------
                                                                      (NIS MILLIONS)
                                                              -------------------------------
                                                            (UNAUDITED)              (AUDITED)
                                                              -------     -------     -------

Profit from financing operations
 before allowance for doubtful debts                             11.3         8.7        29.3
Allowance for doubtful debts                                    (11.1)        1.0       (13.8)
                                                              -------     -------     -------
Profit from financing operations
 after allowance for doubtful debts                              22.4         7.7        43.1
                                                              -------     -------     -------
OPERATING AND OTHER INCOME
Operating commissions                                             0.1         0.2         1.1
Gains (losses) from investments in shares                        (0.7)        4.2         8.7
Other income                                                      0.5         0.9         1.7
                                                              -------     -------     -------
Total operating and other income (expenses)                      (0.1)        5.3        11.5
                                                              -------     -------     -------

OPERATING AND OTHER EXPENSES
Salaries and related expenses                                     5.7         4.9        18.5
Expenses in respect of employee retirement                       11.0           -           -
Maintenance and depreciation of buildings and equipment           0.7         0.7         2.9
Other expenses                                                    2.0         2.5         9.4
                                                              -------     -------     -------
Total operating and other expenses                               19.4         8.1        30.8
                                                              -------     -------     -------
Operating profit before taxes on income                           2.9         4.9        23.8
Provision for taxes on operating income                           1.7           -         1.6
                                                              -------     -------     -------

NET EARNINGS FOR THE PERIOD                                       1.2         4.9        22.2
                                                              =======     =======     =======

NET EARNINGS (LOSS) PER SHARE IN NIS
"A" ordinary shares                                              79.5       324.5     1,470.2
                                                              =======     =======     =======

The accompanying notes are an integral part of the financial statements.

                                       35

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                   THREE MONTHS ENDED MARCH 31, 2008 (UNAUDITED)
                                      -------------------------------------------------------------------
                                                                 ADJUSTMENTS
                                       SHARE       ACCUMULATED       FROM
                                      CAPITAL     DIFFERENCE ON  PRESENTATION
                                        AND        TRANSLATION   OF AVAILABLE-
                                      PREMIUM          OF          FOR-SALE                        TOTAL
                                        ON          CPI LINKED    SECURITIES    ACCUMULATED     SHAREHOLDERS'
                                       SHARES        DEPOSIT     AT FAIR VALUE    DEFICIT          EQUITY
                                      -------        -------        -------       -------         -------
                                                                 NIS MILLIONS
                                      -------------------------------------------------------------------

BALANCE AS AT THE BEGINNING
 OF THE PERIOD (AUDITED)                207.1          402.3            9.5        (508.8)          110.1
Net earnings for the period                 -              -              -           1.2             1.2
Adjustments from present-
 ation of available-for-sale
 securities at market value                 -              -           (3.3)            -            (3.3)
Translation differences
 relating to a perpetual
  deposit                                   -           37.4              -             -            37.4
                                      -------        -------        -------       -------         -------

BALANCE AS AT THE END OF THE
  PERIOD                                207.1          439.7            6.2        (507.6)          145.4
                                      =======        =======        =======       =======         =======

                                                   THREE MONTHS ENDED MARCH 31, 2007 (UNAUDITED)
                                      -------------------------------------------------------------------
                                                                 ADJUSTMENTS
                                       SHARE       ACCUMULATED       FROM
                                      CAPITAL     DIFFERENCE ON  PRESENTATION
                                        AND        TRANSLATION   OF AVAILABLE-
                                      PREMIUM          OF          FOR-SALE                        TOTAL
                                        ON          CPI LINKED    SECURITIES    ACCUMULATED     SHAREHOLDERS'
                                       SHARES        DEPOSIT     AT FAIR VALUE    DEFICIT          EQUITY
                                      -------        -------        -------       -------         -------
                                                                 NIS MILLIONS
                                      -------------------------------------------------------------------

BALANCE AS AT THE BEGINNING
 OF THE PERIOD (AUDITED)                207.1          335.2            8.7        (531.0)           20.0
Net earnings for the period                 -              -              -           4.9             4.9
Adjustments from present-
 ation of available-for-sale
 securities at market value                 -              -           (2.1)            -            (2.1)
Translation differences
 relating to a perpetual
  deposit                                   -            4.5              -             -             4.5
                                      -------        -------        -------       -------         -------

BALANCE AS AT THE END OF THE
  PERIOD                                207.1          339.7            6.6        (526.1)           27.3
                                      =======        =======        =======       =======         =======

The accompanying notes are an integral part of the financial statements.

                                       36

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENT OF SHAREHOLDERS' EQUITY (CONT'D)
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                     YEAR ENDED DECEMBER 31, 2007 (AUDITED)
                                      -------------------------------------------------------------------
                                                                 ADJUSTMENTS
                                       SHARE       ACCUMULATED       FROM
                                      CAPITAL     DIFFERENCE ON  PRESENTATION
                                        AND        TRANSLATION   OF AVAILABLE-
                                      PREMIUM          OF          FOR-SALE                        TOTAL
                                        ON          CPI LINKED    SECURITIES    ACCUMULATED     SHAREHOLDERS'
                                       SHARES        DEPOSIT     AT FAIR VALUE    DEFICIT          EQUITY
                                      -------        -------        -------       -------         -------
                                                                 NIS MILLIONS
                                      -------------------------------------------------------------------

BALANCE AS AT THE BEGINNING
 OF THE YEAR                            207.1          335.2            8.7       (531.0)           20.0
Net earnings                                -              -              -         22.2            22.2
Adjustments from present-
 ation of available-for-sale
 securities at market value                 -              -            0.8            -             0.8
Translation differences
 relating to a perpetual
  deposit                                   -           67.1              -            -            67.1
                                      -------        -------        -------      -------         -------

BALANCE AS AT THE END OF THE
  YEAR                                  207.1          402.3            9.5       (508.8)          110.1
                                      =======        =======        =======      =======         =======

The accompanying notes are an integral part of the financial statements.

                                       37

                               The Industrial Development Bank of Israel Limited

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

     A.   THE "RUN OFF" PLAN, PRIVATIZATION OF THE BANK, APPROVAL OF THE
          COMPROMISE PLAN AND ARRANGEMENT BETWEEN THE BANK AND ITS SHAREHOLDERS,
          AND THE SPECIAL LINE OF CREDIT OF THE BANK OF ISRAEL

     Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank turned to the Governor of the Bank of Israel (hereinafter -
     the "Governor") on August 22, 2002, with a request for a special line of credit.

     DECISIONS OF THE MINISTERIAL COMMITTEE FOR SOCIAL AND ECONOMIC AFFAIRS
     REGARDING APPROVAL AND EXTENSION OF THE RUN-OFF PLAN

     On October 10, 2005 the Ministerial Committee for Social and Economic
     Affairs (the Social Economic Cabinet) approved the extension of the Bank's
     "Run-Off" plan, after two years earlier, on July 29, 2003, it had decided to adopt it. The main principles of the Committee's decision from October
     10, 2005 are as follows:

          >>   The assets of the Bank are to be sold of in a supervised process and over a period ending by July 31, 2008, as part of the
               "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the
               Government Companies Authority.

          >>   The maximum amount of the special line of credit will at no time exceed NIS 1.25 billion and over the period of executing the
               Run-Off plan it will not exceed the amounts approved by the Bank of Israel.

          >>   The Bank will not use the special line of credit or other sources for the purpose of providing new credit.

          >>   The Government is responsible for the repayment of the special line of credit as from July 1, 2005, on the condition that the interest on the credit line until the end of the plan shall not exceed the Bank of Israel interest rate.

          >>   If, at the end of the Run-Off plan, there remains an unpaid balance of the special line of credit, the Government will repay the balance to Bank of Israel until July 31, 2008. The Government has noted before it the notice of the Governor of Bank of Israel that in exchange for its repayment of the credit balance, the collateral that was provided by the Bank for repayment of the credit line will be assigned in its favor (the debenture dated
               November 14, 2002 by which the Bank created a general floating lien in favor of the Bank of Israel, which was amended on
               December 29, 2005).

                                       38

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     THE RUN-OFF PLAN AND ITS IMPLEMENTATION

     The principal components of the "Run-Off" plan that was approved by the
     Bank's Board of Directors are a supervised sale of the Bank's assets by the end of the plan period and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special line of credit by the Bank of Israel. As a part of this process the Bank also implemented an extensive and detailed efficiency plan.

     In accordance with the "Run-Off" plan and the efficiency plan implemented by the Bank, the Bank is prohibited from granting new credit and concentrates its activities on collecting the existing credit. Bank
     Management has been following and will continue to follow a vigorous and forceful course of action regarding the handling of problematic debts. As a result, there has been a significant increase in the Bank's collection and legal expenses in recent years.

     In the first quarter of 2008, the Bank continued implementing the Run-Off
     Plan, reducing monetary credit to the public and reducing deposits of the public as well. The outstanding balance of public credit (excluding the
     State-guaranteed loans to the Israel Electric Company Ltd.), which as at
     December 31, 2007, amounted to NIS 558 million, decreased to NIS 462 million as at March 31, 2008. The balance of the deposits of the public with the Bank which, as at December 31, 2007, amounted to NIS 55 million, decreased to NIS 52 million as at March 31, 2008. The Bank is prohibited from accepting new deposits and, in accordance with the instructions of the
     Bank of Israel, it no longer renews existing deposits which have matured, except for certain instances.

     As part of the implementation of its plans, the Bank has significantly reduced or completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room, maintenance of current accounts, checking accounts and securities accounts, processing grants, operating cash and clearing facilities (independently)
     and credit cards.

     The reduction in the Bank's operations was also accompanied by a reduction in the Bank's staff and in the Bank's operating expenses.

     Notwithstanding the fact that the date for the conclusion of the Run-Off
     Plan was set for July 31, 2008, the Bank intends on continuing to focus on the collection of its credit portfolio even after that date, as it did previously, until such time as the decision regarding the privatization of the Bank is realized or until other developments occur in connection with the affairs of the Bank, in the event that privatization is not realized.

     The financial statements do not contain any changes in the value or classification of assets or liabilities that may be needed if the Bank is unable to continue operating as a "Going Concern".

     GOVERNMENT RESOLUTION REGARDING THE PRIVATIZATION OF THE BANK

     On April 29, 2008, the Ministerial Committee on Privatization passed a resolution pertaining to the privatization of the Bank. The full wording of the resolution was publicized by the Bank in its immediate filing on April
     30, 2008. The privatization resolution stipulates, among other things, the following:

     o    The shares of the State in the Bank shall be sold, as a block, by way of a private placement, to an investor or group of investors from
          Israel and/or abroad (the "Purchaser"), as part of the blueprint for the sale, including the transfer of all of the shares of the Bank, including those held by the public, to the Purchaser (the "Sale").

                                       39

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     o    Until the completion of the sale, the Bank shall continue collecting its credit portfolio.

     o    Based on the memorandum of principles signed among the shareholders of the Bank on March 18, 2008, the Bank shall submit an application request for approval of an arrangement, pursuant to Article 350 of the
          Companies Law - 1999 (the "Companies Law", the "Arrangement Plan").
          Pursuant to the arrangement, among other things, the Purchaser shall purchase all of the Preferred C shares, the Preferred CC shares and the Preferred CC1 shares (the "C Class Shares") and the Ordinary
          Preference shares of the Bank, traded on the Tel Aviv Stock Exchange
          (the "TASE"), and such shares shall be delisted from the TASE. In addition, the Purchaser shall purchase, as part of the arrangement pursuant to Article 350, all of the Ordinary A shares and all of the types of the government shares.

     o    According to the Arrangement Plan, the Bank shall redeem, in accordance with the provisions of the prospectus governing their issuance, the D and DD shares of the Bank which are not held by the
          State.

     o    As a condition for the approval and implementation of the arrangement among the shareholders, all the different classes of shareholders of the Bank shall waive their claims in their capacity as shareholders against the Bank, officers of the Bank, and interested parties in the
          Bank, as these terms are defined in the Companies Law. In addition, the Bank and the C Share Group shall waive all claims against the
          State in connection with the redemption of the perpetual deposit and its refunding to the Bank.

     o    The Bank shall redeem, upon implementation of the Arrangement Plan, or until December 31, 2008, or until a later date to be approved by the
          Bank of Israel for the extension of the credit line, the entire special line of credit placed at its disposal by the Bank of Israel in
          2002.

     o    The Accountant General of the Ministry of Finance is authorized to carry out, among other things, the following steps:

          a.   To refund to the Bank, by the later of July 31, 2008 or until the approval by the court of the Arrangement Plan, the perpetual deposit that was by the Bank with the Accountant General, plus linkage differentials in accordance with the agreements between the State and the Bank pertaining to the perpetual deposit. The
               Accountant General, in coordination with the Government Companies
               Authority (the "Authority") and the Bank is authorized to decide that the relative part of the perpetual deposit in respect of the consideration of the issuance of D and DD shares held by the
               Public shall be returned to the Bank on the date of the refunding of the aforementioned perpetual deposit or at a later date, the latest being proximate to the sale or if the Bank is liquidated.
               As a condition of the refunding of the perpetual deposit, it shall be guaranteed to the satisfaction of the Accountant General that the funds of the deposit shall be used by the Bank, as a first priority, to repay the balance of the special line of credit granted to the Bank by the Bank of Israel.

          b.   To pay to the Bank, for purposes of redeeming preference D shares and preference DD shares not held by the State:

               1.   Interest in respect of the perpetual deposit in an amount
                    equal to the accumulated dividend that was not paid to the preferred D shareholders and the preferred DD shareholders, except the State, from July 1, 2002 through the date of the redemption of the shares.

               2.   A premium at a rate of 5.625% of the par value of the D
                    shares not held by the State.

          c.   To take steps to have the Bank assign the unpaid balance of the loan granted to the Israel Electric Company Ltd. in favor of the
               Accountant General or another banking entity to be determined by the Accountant General.

                                       40

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     o    The Accountant General, together with the Authority, were authorized to reach an agreement with the various types of shareholders of the
          Bank in connection with the distribution of the consideration of the sale, including taking into consideration the economic report of the selected expert (Professor Amir Barnea) and to formalize such agreement in the arrangement to be submitted by the Bank pursuant to
          Article 350.

     o    The employees of the Bank will be paid a privatization remuneration in according with the rules of the Authority. The remuneration will be granted immediately following the sale and will be subject to its execution.

     The privatization decision was taken further to and on the basis of the blueprint for the sale of the issued share capital of the bank that has been assessed for quite some time by the Finance Ministry and the
     Government Companies Authority. Within this framework, the Authority publicized on June 17, 2007 a request for information ("RFI") in which it announced, among other things, that the State of Israel, through the
     Authority, was requesting information from parties interested in purchasing the Bank. The Bank was informed by the Authority that requests had been received from twelve companies and individuals.

     On March 18, 2008, a memorandum of principles was signed between the State and the C, CC and CC1 shareholders and some of the Ordinary Preference shareholders of the Bank, whereby the parties to the memorandum agreed, among other things, to cooperate in carrying out the blueprint for the sale of the shares of the Bank. The complete version of the memorandum of principles and the document of agreements that was attached thereto were also publicized as part of the Immediate Report made by the Bank on April
     30, 2008. It should be noted that the banks whose names appear on the memorandum of principles as part of the parties to the document did not sign the document.

     REQUEST FOR APPROVAL OF THE COMPROMISE AGREEMENT AND THE ARRANGEMENT
     PURSUANT TO ARTICLE 350 OF THE COMPANIES LAW - 1999 BETWEEN THE BANK AND
     ITS SHAREHOLDERS

     Further to the resolution regarding the privatization of the Bank that was passed by the Ministerial Committee on Privatization and in accordance with such resolution, the Board of Directors of the Bank decided at its meeting of May 26, 2008 to petition the Bank to approve the compromise plan and arrangement pursuant to Article 350 of the Companies Law between the Bank and its shareholders (hereinafter - the "Arrangement Plan").

     According to the resolution, prior to the submission of the request to have the Arrangement Plan approved, the Bank will have to obtain approvals and clarifications regarding certain matters in connection with the Arrangement
     Plan or deriving therefrom.

     Prior to passing the resolution, the Board of Directors was presented with the opinion of an expert regarding the reasonableness of the criterion for determining the minimum price at which the sale of the Bank will be carried out in accordance with the Arrangement Plan, and the fairness of the criterion as far as the public shareholders are concerned, regarding the formula that was set down in the plan for the distribution of the proceeds of the sale, and regarding the document dated March 9, 2008, prepared by
     Professor A. Barnea, who assessed the alternative of liquidating the Bank versus the alternative of selling the shares of the Bank, on the basis of the financial statements of the Bank as of September 30, 2007 and which contains the formula for the distribution of the proceeds of the sale. The document of Professor A. Barnea constitutes part of the Arrangement Plan and its full version was publicized by the Bank in an Immediate Report dated March 12, 2008. In addition, the Board of Directors was furnished with a legal opinion regarding the reasonableness of the arrangement to pay a partial dividend to the C, CC, and CC1 shareholders that will apply in the event that the sale of the shares of the Bank is not implemented.

                                       41

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     The resolution of the Board of Directors regarding the submission of the
     Arrangement Plan was passed after the Board of Directors reached a decision in view of, among other things, the conclusions and findings in the aforementioned two opinions and in the aforementioned document of Professor
     A. Barnea, that the alternative of selling the shares of the Bank, which stands at the center of the Arrangement Plan, will likely be more beneficial to the public shareholders than the alternative of liquidating the Bank.

     The Arrangement Plan was included in the Immediate Report made by the Bank on May 27, 2008. A brief description follows:

     The Arrangement Plan includes three parts (two of which are alternatives)
     which the shareholders and the court will be asked to approve.

     1.   The first part will be implemented immediately upon the approval of the Arrangement Plan (by the meetings of the classes of shareholders and the court). Pursuant to the first part, the State will redeem the perpetual deposits made by the Bank with the Treasury, except that part of them that reflect the proceeds of the issuance of the DD shares held by the public (which will continue to be maintained as a dollar-linked deposit). The Bank will use the redemption of the perpetual deposits to repay the balance of the line of credit granted by the Bank of Israel. The originating motion that was filed by various financial institutions against the Bank to have the distribution of the dividend renewed will be rejected, and the appeal filed by the Bank against the court decision rejecting its originating motion on the matter of the accrual of the interest on its perpetual deposits with the Treasury will also be rejected.

     2.   Pursuant to the second part (the sales arrangement), all of the shares of the Bank, except for the D and DD shares not held by the State, will be sold by the parties holding them (the State and the public) as part of the sales process to be implemented by the Government
          Companies Authority.

          The D and DD shares not held by the State will be redeemed according to the terms of their issue: the D shares at their full dollar par value, plus a premium of 5.625%, plus the entire preferred dividend in arrears in respect of such shares, and the DD shares at their full dollar par value plus the entire preferred dividend in arrears in respect of such shares. The redemption of the amount of the principal will come from the resources of the Bank while the payment of the premium and the preferred dividend in arrears will be financed by funds provided to the Bank by the State of Israel.

          If the total proceeds to be received in respect of the sold shares are lower than the greater of the "liquidation value of the Bank" as to be determined by the average of the two valuations conducted at the request of the State prior to the implementation of the sale, less the principal amount of the redemption of the D and DD shares, or an amount of NIS 400 million (the "minimum price"), the consummation of the sale shall be subject to the approval of the meeting of the C-type shareholders (C, CC and CC1) by a majority of 75% of the value represented by the vote. The State is authorized, at its discretion, not to carry out the sale even if the average total proceeds are higher than the minimum price.

          The proceeds of the sale shall be divided among the holders of the sold shares on the basis of the distribution formulas prepared by
          Professor A. Barnea as part of the document he prepared, which is attached to the Arrangement Plan.

          The State shall refund to the Bank part of the perpetual deposits it still has, in accordance to the description in the first part above.

                                       42

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

          The shareholders of the Bank will waive any claim, demand, or suit against the Bank, officers of the Bank, shareholders of the Bank, employees of the Bank, or the State.

          The Bank will assign its rights to the loan it granted to the Israel
          Electric Company Ltd. and to the State deposit which served as a source of such loan. The rights will be endorsed to the party to which the Bank is instructed by the Accountant General.

          The conditions for the performance of the second part (the sales arrangement) are the finding of a purchaser and the completion of the sale by December 31, 2009.

     3.   The third part (the dividend arrangement) is an alternative to the second part and it shall be carried out in the event that the sales arrangement is not completed by December 31, 2009 or, if prior to that date, a liquidation order is issued against the Bank or if the general meeting of the Bank decides to voluntarily liquidate the Bank. As part of this course of action, the Bank will pay the holders of C, CC, and
          CC1 shares, on the earliest of December 31, 2009, or the date on which a liquidation order is issued against the Bank, or on the date on which the general meeting of the Bank decides to voluntarily liquidate the Bank, half of the preferred dividend in arrears (at an annual rate of 6%) accrued on their shares during the period from July 1, 2002 through July 31, 2008, plus linkage differentials and interest by law, from July 31, 2008 until the date of the actual payment to the shareholders. The State will pay the Bank in respect of the part of the perpetual deposits that reflect the consideration of the issuance of C, CC and CC1 shares, half of the interest at an annual rate of 6%
          accrued on this part during the aforementioned period, plus linkage differentials and interest by law, from July 31, 2008 until the date of the actual payment to the Bank.

          Pursuant to the third part, the State will waive any claim, demand or suit against the Bank, the receiver of the Bank, and the liquidation account of the Bank in connection with 50% of the preferred dividend in arrears accrued on the D and DD shares held by the State in respect of the period from July 1, 2002 through July 31, 2008, and the holders of C, CC and CC1 shares will waive any claim, demand, or suit in connection with the perpetual deposit, its return to the Bank, the payment of interest thereon, and the non-distribution of the dividend during the period until the payment to them of half of the preferred dividend in arrears, as mentioned above (without such waiver of the holders of the C, CC and CC1 shares detracting from their rights under the articles of the Bank to accumulate a preferred dividend in respect of their shares, including in relation to the aforementioned period).

     It is hereby clarified and emphasized that the above is solely a condensed description of the major features of the Arrangement Plan. It does not replace the full version of the Arrangement Plan as approved by the Board of Directors and/or as shall be submitted to the court for approval, and that until such time as the plan is submitted to the court for approval, changes in the plan may occur.

     Since the redemption of the D and DD shares and the payment of half of the preferred dividend in respect of the C, CC, and CC1 shares, as described above, may constitute a reduction in capital, then concurrent with the submission of an application to the court to approve the Arrangement Plan, the Bank will also submit to the court an application to reduce its capital, the submission of which was approved by the Board of Directors at its meeting on May 26, 2008. Therefore, execution of the arrangement shall be also subject to the approval of the court in connection with the application to reduce the capital of the Bank.

                                       43

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

     The terms of the special line of credit that was provided to the Bank by the Bank of Israel were determined by the Governor of the Bank of Israel and over time they underwent changes. The present terms of the credit line are specified in the letter of the Governor from October 30, 2005 and from
     April 13, 2008, and the principal terms are as follows:

     o    The credit line will be in effect until the earlier of December 31,
          2008 or receipt of the approval by the court of the Arrangement Plan between all of the shareholders of the Bank, the State and the Bank pursuant to Article 350 of the Companies Law - 1999. Extension of the
          credit line after July 31, 2008 is subject to the passing of an appropriate resolution by the government, the extension of the State guarantee for the full repayment of the amount of the credit line, making of the necessary corrections and additions to the debenture issued in favor of the Bank of Israel on November 14, 2002 and amended on December 29, 2005, and the integration of the comments of the Bank of Israel into the arrangement request.

     o    The maximum amount of the credit line will at no time exceed NIS 1.25 billion and it will decline gradually in accordance with a forecast that was attached to the letter of the Governor of the Bank of Israel dated October 30, 2005.

     o    The Bank will be allowed to continue to use the credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

     o    The interest on the utilized credit will be until July 31, 2008 the
          "Bank of Israel interest rate", following which date it will be the
          "Bank of Israel rate", plus 1.5%

     o    Any significant administrative expense that deviates from the Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

     o    Limitations were set on the Bank's volume of activity with respect to making and pledging deposits with banks.

     In the abovementioned letter of the Governor of the Bank of Israel dated
     October 30, 2005 it was noted that if the Bank of Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the Bank's operations in addition to those specified in the aforementioned letter will be considered, whether or not as a result of non-conformity with the objectives of the "Run-Off" plan.

     The decision of the Ministerial Committee for Social and Economic Affairs
     from October 10, 2005 provides as follows:

     1)   The Government is responsible for the repayment of the credit line as from July 1, 2005, on the condition that the interest on the credit line until the end of the plan shall not exceed the Bank of Israel interest rate.

     2)   If at the end of the plan there remains an unpaid balance of the line of credit, the Government will repay the balance to the Bank of Israel until July 31, 2008. The Government has noted before it that in exchange for its repayment of the credit balance, the collateral that was provided by the Bank for repayment of the credit will be assigned in its favor (the Bank created a floating lien in favor of the Bank of
          Israel in a debenture dated November 14, 2002, which was amended on
          December 29, 2005).

                                       44

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     The utilized balance of the special line of credit from the Bank of Israel
     (not including interest accrued but not yet charged) as of March 31, 2008 was NIS 386 million, compared with NIS 476 million as at December 31, 2007.
     The utilized balance as of March 31, 2008 is NIS 214 million lower than the credit line amount that was set for that date for the Bank in the updated credit line decline forecast that was attached to the letter of the
     Governor of the Bank of Israel dated October 30, 2005 and lower than the framework stipulated by the Bank of Israel for the conclusion of the
     Run-Off Plan.

     The Bank is of the opinion that the Bank of Israel should credit it with all the amounts of interest in excess of the "Bank of Israel interest rate"
     which were charged by the Bank of Israel from August 2002 until July 29,
     2003 (the date the Ministerial Committee for Social and Economic Affairs
     first approved the Bank's "Run-Off" plan), in the total amount of NIS 80 million (as calculated by the Bank). On May 1, 2007, the Bank issued an
     Immediate Report to the Israel Securities Authority and to the Tel Aviv
     Stock Exchange in which it gave notice that as part of the contacts it had with the Bank of Israel, it was made clear that the issue of the recouping of the surplus interest to the Bank will be assessed upon the complete repayment of the special credit line.

     The Bank is continuing its negotiations with the Bank of Israel in connection with the recoupment of the aforementioned surplus interest (at an amount the rate of which will be assessed and debated between the Bank and the Bank of Israel).

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NOTE 2 - ACCOUNTING POLICY

     The condensed interim financial statements are presented in accordance with accounting principles implemented for purposes of preparing interim financial statements. The accounting principles implemented in the preparation of the interim financial statements are consistent with those applied in the preparation of the audited financial statements as at
     December 31, 2007. These financial statements should be read in conjunction with the annual financial statements as at December 31, 2007 and for the year then ended, together with their accompanying notes.

NOTE 3 - DISCLOSURE OF THE IMPACT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
         PRIOR TO IMPLEMENTATION

     a.   In July 2006, the Israel Accounting Standards Board issued Accounting
          Standard No. 29, "Adoption of International Financial Reporting
          Standards ("IFRS")" (hereinafter - the Standard). The Standard stipulates that entities subject to the Securities Law - 1968 and that are required to report according to the regulations of this law, are to prepare their financial statements for periods beginning as from
          January 1, 2008 according to IFRS. This does not apply to banking institutions, the financial statements of which are presented in accordance with the provisions and guidelines of the Supervisor of
          Banks.

          In relating to the manner in which banking institutions are to implement the Standard, the Supervisor of Banks notified banking institutions that:

          o    He intends on setting down on a regular basis provisions for the implementation of Israeli standards issued by the Israel
               Accounting Standards Board and which are based on IFRS that do not relate to the core banking business.

          o    In the second half of 2009, he will publicize his decision regarding the date of implementation of IFRS standards that relate to the core banking business. In doing so, he will take into consideration the results of the process of adoption of these standards in Israel on the one hand and the progress of the process of convergence between IFRS and U.S. standards on the other hand.

          o    Therefore, relating to the core banking business, the financial statements of a banking institution presented in accordance with the provisions and guidelines of the Supervisor of Banks will continue to be presented on the basis of the U.S. standards as stipulated in the provisions for reporting to the public.

     b.   In December 2006, the Israel Accounting Standards Board issued
          Accounting Standard No. 23, "The Accounting Treatment of Transactions
          between an Entity and its Controlling Shareholder" issued by the
          Israel Accounting Standards Board (hereinafter - the "Standard"). The
          Standard replaces the Securities Regulations (Financial Statement
          Presentation of a Transaction between a Company and its Controlling
          Shareholder) - 1996 as adopted in the provisions for reporting to the public of the Supervisor of Banks. The Standard stipulates that assets and liabilities which were the subject of a transaction between an entity and its controlling shareholders shall be measured at the date of the transaction at fair value and that the difference between the fair value and the consideration of the transaction be carried to shareholders' equity. Any difference with a debit balance is in effect a dividend which reduces retained earnings. Any difference with a credit balance constitutes an investment by the owners and shall be presented separately as part of shareholders' equity under the title
          "Capital Reserve deriving from a transaction between the entity and its controlling shareholder".

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NOTE 3 - DISCLOSURE OF THE IMPACT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
         PRIOR TO IMPLEMENTATION (CONT.)

          The Standard deals with three issues in connection with transactions between an entity and its controlling shareholder, as follows: the transfer of an asset to the entity from the controlling shareholder, or the opposite, transfer of an asset from the controlling shareholder to the entity; the assumption of a liability of the entity to a third party, in whole or in part, by the controlling shareholder, indemnification of the entity by the controlling shareholder in respect of an expense, the waiver of the controlling shareholder to the entity regarding a debt due to him from the entity, in whole or in part; and loans granted to the controlling shareholder or loans received from the controlling shareholder. In addition, the Standard sets forth the disclosure to be made in the financial statements regarding transactions between the entity and its controlling shareholder during the period.

          The Standard applies to transactions between an entity and its controlling shareholder carried out after January 1, 2007 and to loans granted to or received from the controlling shareholder prior to the effective date of the Standard, commencing on the effective date.

          As of the date of release of the financial statements, the Supervisor of Banks had not yet issued his provisions regarding the manner of adoption of the Standard by banking institutions, if at all.

     c.   Directive on the Measurement and Disclosure of Impaired Debts, Credit
          Risk and a Provision for credit Losses - On December 31, 2007, the
          Supervisor of Banks issued a draft directive on "Measurement and
          Disclosure of Impaired Debts, Credit Risk, and a Provision for Credit
          Losses". The directive was brought up for discussion at the advisory committee of the Bank of Israel on matters related to banking affairs.

          The directive is based on accounting principles generally accepted by banks in the U.S. The underlying principles of the draft directive constitute a significant change versus the current provisions relating to the classification of problematic debts and the measurement of the provision for doubtful debts in respect of credit losses. The new directive sets out explicit guidelines regarding the classification of impaired debts, credit risk, the measurement of the provisions for credit losses, the accounting write-offs of debts and revenue recognition in respect of debts. Moreover the new guidelines set out detailed requirements for the conducting of a systematic process to set up provisions for credit losses and to save documentation in support of the process and the provisions.

          The new directive is scheduled to go into effect commencing with the financial statements as of January 1, 2010. The directive set out transition provisions to implement in the annual financial statements of 2007 and in the financial statements to be issued during 2008 and
          2009. The transition provisions for the financial statements of 2007 relate to the major details of the directive, information regarding the preparations of the banking institution for the implementation of the directive and data pertaining to the expected impact (direction and scope) of the initial implementation of the directive on shareholders' equity as of January 1, 2010. The transition provision for the financial statements of 2009 include, in addition to the above, disclosure of quantitative data on the impact of the adoption of the new guidelines on:

          -    The recorded credit debt balance as of January 1, 2010, broken down by component.

          -    The balance of the provision for credit losses as of January 1,
               2010, broken down by component.

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          -    The balances included in the required disclosure in the report of the Board of Directors as of January 1, 2010.

          -    The balance of the provision for credit losses in respect of off-balance sheet credit instruments as of January 1, 2010.

          -    The balance of current taxes or deferred taxes receivable or payable in respect of the provision for credit losses and
               accounting write-offs as of January 1, 2010.

          -    The impact on the shareholders' equity as of January 1, 2010.

          In its letter to the Bank dated August 12, 2007, the Bank of Israel notified the Bank that it has permission not to take steps to prepare for the implementation of the aforementioned directive.

NOTE 4 - EXEMPTION FROM SUPPLEMENTARY ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF
         DEVIATIONS FROM CERTAIN DEBT LIMITS

     As stated in Note 1G of the Bank's financial statements as at December 31,
     2007, as a result of the approval received from the Supervisor of Banks, the financial statements of the Bank do not include a supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing purchases of means of control in corporate entities and in respect of deviations from the limit of sector indebtedness.

     It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to make a supplementary allowance of significant amounts in respect of these deviations, in the periods in which they were created, which could have had a material impact on its results of operations for such periods. Furthermore, the adjustment of the aforementioned supplementary allowance to the changes that occurred from time to time in the extent of the deviations could have had an effect on the financial results of the Bank in the subsequent reporting periods.

NOTE 5 - CESSATION OF DIVIDEND DISTRIBUTION IN RESPECT OF PREFERRED SHARES

     Since the third quarter of 2002, during the course of which the Bank distributed to its preferred shareholders and to the holders of its ordinary preference shares, the quarterly dividend in respect of Q2/2002, no dividend whatsoever has been distributed by the Bank.

     The issued share capital of the Bank includes preference shares of classes
     C, CC, CC1, D, and DD to which the Bank used to pay on a quarterly basis
     25% of the annual preferred dividend of those classes (hereinafter - the
     "quarterly dividend"). In addition, the Bank would pay an annual participating dividend at a rate of 1.5% in respect of C, CC and CC1 shares. The last dividend paid by the Bank in respect of the preferred shares was the quarterly dividend of Q2/2002, further to the losses incurred by the Bank in 2002. After the Board of Directors of the Bank,
     based on its legal counsel, discussed the various aspects involved in distributing the dividend (including the restrictions set out in the
     Companies Law - 1999, in the articles of the Bank and in the directives of the Supervisor of the Banks), the Board of Directors decided to refrain for the time being from distributing a dividend in respect of these shares.

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NOTE 5 - CESSATION OF DIVIDEND DISTRIBUTION IN RESPECT OF PREFERRED SHARES
         (CONT'D.)

     As of March 31, 2008, the accrued amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend amounts to NIS 178.5 million. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits of the Bank with the Treasury, which was also not recorded in the financial statements.

     The total accrued amount of NIS 178.5 million is comprised as follows: NIS
     109.9 million is in respect of non-participating shares (D and DD) and NIS
     68.6 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 7.2 million is in respect of the first quarter of
     2008 and is comprised as follows: NIS 4.8 million in respect of non-participating D and DD shares and NIS 2.4 million in respect of participating C, CC and CC1 shares.

     On September 28, 2004 various financial entities that hold preferred shares of class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv
     District Court an originating motion in which the Court was requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002.

     Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the
     Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March
     9, 2005 against the Minister of Finance and the aforementioned financial entities, in which it requested (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of
     Finance to the originating motions prior to a preliminary hearing that was held on January 12, 2006, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank. On March 23, 2006, the court decided that it would first deliberate and decide on the question of the accrual of interest on the perpetual deposits of the Bank with the
     Treasury, since a decision on this matter would advance the deliberation and decision on the rest of the issues on hand. In the past, the Board of
     Directors of the Bank expressed its opinion regarding the renewal of the dividend distribution, subject to the legal and regulatory restrictions placed on the Bank regarding this issue, including the need to obtain approvals and to amend the articles of the Bank. On August 5, 2007, a verdict was handed down by the Tel Aviv District Court whereby it rejected the originating motion filed by the Bank against the Finance Minister and against the aforementioned financial institutions and determined that as long as a dividend is not distributed on the preference shares of the Bank, no interest will accrue on the perpetual deposits of the Bank with the
     Treasury.

     At its meeting on October 9, 2007, the Board of Directors of the Bank
     discussed the ramifications of the verdict. The Board of Directors decided that since the suit of the Bank (its originating motion) related not only to the issue of the accrual of the interest on the perpetual deposits, in the absence of a dividend distribution, rather also to the accrual and payment of a dividend in arrears (including upon liquidation), and since on the basis of the determination of the court that the suit of the Bank was rejected, a claim can be made that the verdict rejects also the right of the Bank to accrued interest against the payment of the dividend in arrears on the preferred shares (a result which the Board of Directors believes is incorrect and it is reasonable to assume that the court did not intend such a result), then the Bank will file an appeal on the rejection of the claim with regard to the payment of the accrued interest on the perpetual deposits against the payment of the dividend in arrears.

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NOTE 5 - CESSATION OF DIVIDEND DISTRIBUTION IN RESPECT OF PREFERRED SHARES
         (CONT'D.)

     Notwithstanding the above, the Board of Directors added in its decision that the appeal will not be filed if an adequate clarification is provided by the State as to its consent to pay accrued interest on the perpetual deposits against the payment of the dividend in arrears on the preferred shares (Preferred C, CC, CC1, D and DD shares). Such a clarification was not furnished and the appeal of the Bank was filed with the Supreme Court on January 6, 2008.

     At its meeting on October 9, 2007, the Board also discussed the ramifications of the aforementioned ruling on its continued policy in connection with the distribution of a dividend on the preference shares
     (preference shares of classes C, CC, CC1, D and DD). In view of the determination of the court ruling in connection with the non-accrual of interest on the Bank's perpetual deposits with the Treasury as long as no dividend is distributed (a determination which the Bank does not dispute), and after the Board considered the interests of both the shareholders of the Bank and the creditors of the Bank (who in view of the court ruling no longer profit from the non-distribution of the dividend), the Board reached a decision that it would be prudent for the Bank to take steps towards a renewal of the distribution of the dividend. In connection with this, the
     Board decided (at the aforementioned meeting) to take a number of steps, as follows: 1) to recommend to the general meeting of the Bank to amend the
     Articles of Association of the Bank in connection with two matters that relate to the renewal of the dividend, one being the authorization to distribute a dividend not only from profits (which at present are non-existent) but also from the interest to be paid to the Bank on its perpetual deposits with the Treasury and the other, the authorization of the distribution of a regular preference dividend on the Bank's preference shares even without the distribution - either prior or concurrent - of the preference dividend in arrears on these shares (since, in view of the wording of the court ruling, claims may be raised whereby the Bank is not entitled to the accrued interest on the perpetual deposits against the distribution of the dividend in arrears, a result that will prevent the
     Bank from distributing the dividend in arrears in the absence of sufficient income); 2) to convene a general meeting of the Bank to amend the Bank's
     Articles as above and empower the Chairman of the Board to determine the date of the meeting; 3) to petition the Supervisor of Banks for his approval of a distribution of a dividend to the preferred shareholders, subject to an amendment to the Articles, as above, and to obtain the approval of the court to the proposed distribution (according to the
     Companies Law - 1999), the distribution of a dividend not from distributable income requires court approval, and at that time the Bank did not have distributable income). A detailed description of the decisions of the Board of Directors at its meeting of October 9, 2007 can be found in the Immediate Report issued by the Bank on October 10, 2007. In accordance with those decisions of the Board of Directors of the Bank, on January 7,
     2008, the general meeting of the Bank was convened and on its agenda were the abovementioned proposals for the amendment to the Articles of the Bank such that the by-laws would not continue being an impediment to the renewal of a dividend distribution.

     The proposed changes were put to a vote and were rejected by a majority of the voters. On February 5, 2008, the financing entities which filed the originating motion against the Bank filed a request with the court to add the State as an additional respondent to the originating motion, due to, among other reasons, the vote of the State at the general meeting of the
     Bank against the proposed amendments to the Articles of the Bank, as mentioned above.

     For information pertaining to the originating motions on the aforementioned cessation of distribution of dividends, see also Note 9 of the financial statements.

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NOTE 5 - CESSATION OF DIVIDEND DISTRIBUTION IN RESPECT OF PREFERRED SHARES
         (CONT'D.)

In a "document of agreements" signed between the State and the financial institutions which filed the originating motion against the Bank and which came further to the memorandum of principles signed on March 18, 2008 between the
State, the aforementioned financial institutions, and some of the Ordinary
Preference shareholders of the Bank, and pursuant to which the signing parties agreed to the implementation of the blueprint for the sale of the shares of the
Bank and to cooperate in the implementation thereof, the aforementioned financial institutions and the State agreed that as part of the Arrangement pursuant to Article 350 of the Companies Law - 1999 to be submitted for the approval of the Court as part of the blueprint for the sale, the following points shall be included:

     o    The State and the aforementioned financial institutions will not object to the refunding to the Bank of its perpetual deposits with the
          Treasury, on the later of July 31, 2008 or the date on which the arrangement plan is approved.

     o    In the event that the sale of the Bank is not consummated by December
          31, 2009 or if prior to that date a liquidation order is issued against the Bank, or if the general meeting of the Bank decides to voluntarily liquidate the Bank (each of these - the "liquidation of the Bank"), the following provisions shall apply:

          a.   The State shall pay 50% of the interest at an annual rate of 6%
               accrued on the perpetual deposits in connection with the C, CC, and CC1 preferred shares in respect of the period from July 1,
               2002 through July 31, 2008. This amount will be paid upon the earlier of the liquidation of the Bank or December 31, 2009 (the
               "payment date").

               This amount shall bear linkage and interest as per the Interest and Linkage Law - 1961, commencing from July 31, 2008 until the payment date, to be paid by the State on the payment date. This amount will be grossed up by the State in accordance with the perpetual deposit agreements.

          b.   On the payment date, the Bank shall pay to the holders of
               preferred C, CC, and CC1 shares a dividend of 50% of the
               aggregate preferred dividend at a rate of 6% that accrued on their shares in the period from July 1, 2002 through July 31,
               2008, plus linkage differentials and interest pursuant to the
               Interest and Linkage Law - 1961, commencing from July 31, 2008 until the date of the actual payment.

          c.   The State waives its claims and demands against the Bank and/or the receiver of the Bank in connection with payment of 50% of the dividend to the State, as the owner of D and DD shares, in respect of the period from July 1, 2002 through July 31, 2008.

          d.   Subject to payment of the entire amount due to them pursuant to sub-paragraph "b" above, the holders of preferred C, CC, and CC1 shares shall have no claim in connection with the
               non-distribution of a dividend for the period from July 1, 2002 until the date of payment. To remove all doubt, the above does not detract from the rights of the aforementioned shareholders to the accrual of a preferred dividend in respect of their shares pursuant to the articles of the Company, including in relation to the aforementioned period.

     o    Subject to the payment of the amounts due to them from the proceeds of the sale of the Bank, or - in the event that the sale is not implemented - subject to the payment of 50% of the dividend, as above, the holders of the C, CC, and CC1 preferred shares shall waive their demands, and claims toward the State in connection with the payment of a dividend in respect of any period in the past or in the future or in connection with the perpetual deposit and the refunding of the proceeds to the Bank.

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NOTE 5 - CESSATION OF DIVIDEND DISTRIBUTION IN RESPECT OF PREFERRED SHARES
         (CONT'D.)

     o    Upon the approval of the arrangement by the court, the originating motion filed by the aforementioned financial institutions shall be rejected, together with the appeal filed by the Bank on January 6,
          2008 to the Supreme Court. The rejection of the appeal will bind the
          Bank and the State only as to the relations between them in connection with the part of the perpetual deposits that relate to the various classes of "C" shares.

     On April 29, 2008, the Ministerial Committee on Privatization passed a resolution pertaining to the privatization of the Bank. As part of this resolution, it was determined, among other things that, based on the memorandum of principles dated March 18, 2008 signed among the shareholders of the Bank ( which was followed by the aforementioned document of agreements), the Bank shall file a petition for the approval of the arrangement pursuant to Article 350 of the Companies Law - 1999.

     At its meeting on May 26, 2008, the Board of Directors of the Bank approved the filing of an application to the Court for the approval of the arrangement between the Bank and its shareholders pursuant to Article 350 of the Companies Law - 1999. The focus of the arrangement is the blueprint for the sale of most of the shares of the Bank and the redemption of the balance of the shares. The arrangement consists of, among other things, the abovementioned points that were agreed to by the State and the financial institutions in connection with the refund of the perpetual deposit, payment of half of the preferred dividend, and a waiver of all claims.

NOTE 6 - EARLY RETIREMENT

     On December 26, 2002, a collective agreement was signed by the Bank, the
     New General Labor Federation and the Bank's Workers Committee. The
     agreement prescribed, among other things, special payments to be made to employees upon early retirement. For details of the agreement and additional extension agreements related thereto, see Note 18D of the financial statements as of December 31, 2007.

     Regarding the plan for the privatization of the Bank, the Board of
     Directors of the Bank approved additional special payments to be made to employees upon early retirement. The additional amounts total some NIS 10 million, in respect of which the Bank recorded an expense in the item entitled "Early Retirement". A new agreement will be drafted in the near future and will be presented to the Commisioner of Wages and Labor
     Agreements at the Treasury for approval.

     In addition, in connection with the privatization plan for the Bank, the
     Audit committee and Board of Directors of the Bank gave their approval to payment of three months pay in lieu of advance notice and three months acclimation payments to the Chairman of the Board, the General Manager of
     the Bank and the Deputy General Manager of the Bank, should the aforementioned parties leave the employment of the Bank for any reason whatsoever. The three months pay will be paid in lieu of giving three months actual notice as per their current employment agreements. For details of the terms of employment of the Chairman of the Board, the
     General Manager and the Deputy General Manager, see Note 18A.2 of the
     financial statements as of December 31, 2007.

     Resolutions of the audit committee and Board of Directors of the Bank are subject to the approval of the Commissioner of Wages and Labor Agreements at the Treasury. The expense deriving from such approval amounts to NIS 1 million and is presented as part of the early retirement item.

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NOTE 7 - EXTENSION OF THE TENURE OF THE CHAIRMAN OF THE BOARD, GENERAL MANAGER
         AND DEPUTY GENERAL MANAGER

     At its meeting on April 28, 2008, the Board of Directors of the Bank
     decided to extend the tenure of Dr. R. Cohen as a Director and as the
     Chairman of the Board, and the tenures of the General Manager of the Bank,
     Mr. A. Galili and the deputy General Manager, Mr. A. Savir, for an additional period to commence on July 31, 2008 and to end on the earliest of December 31, 2009, the privatization of the Bank or when the Bank commences liquidation proceedings. Extension of tenure as aforesaid is subject to the provisions of Article 11A of the Banking Ordinance - 1941, whereby no one is permitted to serve as an officer in a banking institution unless the Supervisor of Banks is notified 60 days prior to commencement of the tenure and, within the 60-day period, the Supervisor does not express his opposition to the appointment or has granted his approval thereof. In addition, the general meeting of the Bank has to approve the extension of the terms of employment of Dr. R. Cohen for the additional period.

NOTE 8 - ISSUANCE OF A NEW LETTER OF INDEMNIFICATION AND EXEMPTION TO DIRECTORS
         AND OFFICERS OF THE BANK

     The Audit committee and the Board of Directors of the Bank at their meetings on February 26, 2008, and the general meeting of the Bank that took place on April 15, 2008, approved the issuance of a new letter of indemnification to officers and directors of the Bank (hereinafter - the
     "New Letter of Indemnification"). The new letter of indemnification applies to transactions (as defined to include acts of omission and decisions)
     conducted commencing on August 26, 2002 (which is the date on which the
     Prime Minister's Office, the Finance Ministry and the Bank of Israel
     decided on a package of steps in connection with the Bank, including the sale of its asset and liability portfolio) and that were performed and/or will be performed by Officers and Directors of the Bank by virtue of their being Officers or Directors of the Bank, or by virtue of any position or job in any company, the shares of which are and/or will be held by the Bank or in any corporation or other business project in which the Bank invested and/or will invest. The new letter of indemnification covers monetary indebtedness imposed on the Officers or Directors in favor of another person by court ruling (including the a ruling rendered as part of a compromise or arbitration ruling approved by the court) and which are connected or which derive from events set out in the new letter of indemnification, that are events that the Board of Directors of the Bank found to be foreseeable in view of the activity of the Bank at the date of the approval of the new letter of indemnification.

     The new letter of indemnification was added to the previous letter of indemnification of the Officers and Directors of the Bank that was approved by the general meeting of the Bank on August 8, 2002, for a total amount of
     NIS 160.1 million, linked to the Consumer Price Index published in respect of March 2002 (hereinafter - "existing letter of indemnification").

     The overall amount of the indemnification in respect of the aforementioned monetary indebtedness to be paid as part of the new letter of indemnification and the overall amount of the indemnification in respect of the monetary indebtedness to be paid as part of the existing letter of indemnification shall not exceed in the aggregate the ceiling for indemnification set out in the existing letter of indemnification which, as mentioned above, amounts to NIS 160.1 million, linked to the Cost of Living
     Index in respect of March 2002.

                                       53

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UANAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 8 - ISSUANCE OF A NEW LETTER OF INDEMNIFICATION AND EXEMPTION TO DIRECTORS
         AND OFFICERS OF THE BANK (CONT'D.)

     In addition to the aforementioned monetary indebtedness, the new letter of indemnification also covers reasonable litigation costs, including attorney fees that Officers or Directors incurred or will be charged in certain proceedings. The new letter of indemnification will go into effect only after the Bank submits its application to the court to approve a compromise plan and/or arrangement pursuant to article 350 of the Companies Law -
     1999, between the Bank and all or part of its shareholders, in connection with (among other things) the purchase and/or redemption of their shares.

     The Audit committee and the Board of Directors of the Bank at their meetings on February 26, 2008, and the general meeting of the Bank that took place on April 15, 2008, approved the issuance of a letter of exemption to Officers and Directors of the Bank. The letter of exemption exempts the Officers and Directors of the Bank from liability in respect of damage caused to the Bank as a result of a breach in their fiduciary responsibility towards the Bank in actions (defined as including acts of omission and decisions) carried out and/or that will be carried out by them by virtue of their being Officers and Directors of the Bank, except for actions carried out, as above, prior to August 26, 2002.

     The letter of exemption will go into effect only upon submission of an application by the Bank to the court to approve a compromise plan and/or arrangement pursuant to article 350 of the Companies Law - 1999, between the Bank and all or part of its shareholders, in connection with (among other things) the purchase and/or redemption of their shares.

                                       54

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UANAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 9 - LEGAL CLAIMS

     Legal actions were filed against the Bank in the ordinary course of business. Management of the Bank, on the basis of legal opinions regarding the prospects of the claims, including the motion to certify a claim as a class action, believes that when necessary, adequate provisions were included in the financial statements to cover possible losses in respect of those claims.

     Following are details of legal actions against the Bank in material amounts:

     1)   In March 2003, Lehava Underwriters Ltd. (by virtue of its being a shareholder of the Bank) filed a derivative claim in the amount of NIS
          409.5 million against eleven senior officers of the Bank (current and past) and against the Bank itself. The plaintiff claims that the named senior officers breached their "duty of care" toward the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the Bank the amount of the claim, as compensation for the damages they inflicted on the Bank. According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable collateral, problems with the credit-granting policy and the quality and approval procedures thereof, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances for doubtful debts recorded by the Bank in 2002. The Bank notified the insurers with which it has a directors and senior officers liability insurance policy of the filing of the suit. The insurers have notified the Bank that they have certain reservations regarding the insurance coverage of the claim and that they reserve their rights on this matter. The Bank rejects these reservations in their entirety and intends to act in order to fully exercise its rights against the insurers. The defendants filed a motion to have the suit summarily dismissed on the grounds that the plaintiff should have filed a motion for approval of the claim as a derivative claim. The
          Court accepted the position of the defendants and it ordered the plaintiff to file a motion for the approval of the claim as a derivative claim. Such a motion was submitted on December 7, 2003. The
          Bank delegated an attorney to represent it in the claim and the motion for approval. The hearing on the motion was held on May 26, 2005. On
          June 18, 2006, the Court decided to reject the motion to approve the suit as a derivative suit and awarded the defendants court costs and attorney fees. On September 18, 2006, the plaintiff appealed the decision to reject the motion to approve the suit as a derivative suit to the Supreme Court. The parties submitted written summaries, and the completion of oral claims was held on February 21, 2008. The Supreme
          Court has not yet rendered its ruling on the appeal. In the opinion of the Bank's legal counsel, since the claim is a derivative action in which the Bank is only a formal respondent, the Bank's exposure in respect thereto is only for expenses (including court fees, expenses of the plaintiff, fee to the attorney of the plaintiff and special compensation to the plaintiff).

     2)   In September 2004, various financial entities that hold class C and/or
          CC and/or CC1 shares of the Bank filed with the Tel Aviv-Jaffa
          District Court an originating motion in which the Court was requested, inter alia, to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002.
          The petitioners contend, inter alia, that according to the Bank's
          Articles of Association, the Bank is required to pay to the holders of its preferred shares an annual dividend at the rate of 7.5%, because this dividend is not actually a dividend but rather a payment made in full by the State of Israel in respect of the perpetual deposits the
          Bank keeps with it, and therefore its distribution is not subject to the distribution conditions provided in the law, and that even if the distribution conditions should be applied, the Bank should still be ordered to distribute the requested dividend, due to the Bank's meeting the repayment ability test as the dividend is being fully financed by the State of Israel and not being deducted from the capital of the Bank. The Bank transferred the handling of the originating motion to attorneys acting on its behalf.

                                       55

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UANAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 9 - LEGAL CLAIMS (CONT'D.)

          Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the
          circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the Ministry of Finance is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9, 2005 against the
          Minister of Finance and the aforementioned financial entities, in which it requested (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated.

          A preliminary hearing on the originating motions took place on January
          12, 2006. In the reply of the Minister of Finance to the originating motions prior to the aforementioned preliminary hearing, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank. On March 23, 2006, the court decided that in the first stage, the question of the accrual of interest on the perpetual deposits of the Bank with the Treasury will be discussed and resolved, since a resolution of this question will advance the hearing and the resolution of the rest of the questions that must be answered. On
          August 5, 2007, a verdict was handed down by the Tel Aviv District
          Court whereby it rejected the originating motion filed by the Bank against the Finance Minister and against the aforementioned financial institutions and determined that as long as a dividend is not distributed on the preference shares of the Bank, the interest on the perpetual deposits of the Bank with the Treasury does not accrue. At its meeting on October 9, 2007, the Board of Directors of the Bank
          discussed the ramifications of the verdict. The Board of Directors decided that since the suit of the Bank (its originating motion)
          related not only to the issue of the accrual of the interest on the perpetual deposits, in the absence of a dividend distribution, rather also to the accrual and payment of a dividend in arrears (including upon liquidation), and since on the basis of the determination of the court that the suit of the Bank was rejected, a claim can be made that the verdict rejects also the right of the Bank to accrued interest against the payment of the dividend in arrears on the preferred shares
          (a result which the Board of Directors believes is incorrect and it is reasonable to assume that the court did not intend such a result), then the Bank will file an appeal on the rejection of the claim with regard to the payment of the accrued interest on the perpetual deposits against the payment of the dividend in arrears.
          Notwithstanding the above, the Board of Directors added in its decision that the appeal will not be filed if an adequate
          clarification is provided by the State as to its consent to pay accrued interest on the perpetual deposits against the payment of the dividend in arrears on the preferred shares (Preferred C, CC, CC1, D and DD shares). Such clarification was not forthcoming and the appeal of the Bank was submitted to the Supreme Court on January 6, 2008. At the aforementioned meeting on October 9, 2007, the Board of Directors of the Bank also decided that in view of the ruling handed down by the
          Tel Aviv District Court on the originating motion of the Bank, it would be prudent for the Bank to take steps towards the renewal of the distribution of the dividend and as such, it decided to take a number of steps including convening a general meeting of the Bank and recommending to the general meeting to amend the Articles of the Bank so as to remove the existing impediment therein against the renewal of a dividend distribution to the preferred shareholders of the Bank. The general meeting of the Bank convened on January 7, 2008 and rejected the proposed amendments to the Articles of the Bank. On February 5,
          2008, the financial entities that filed the originating motion against the Bank submitted a request to the court to add the State as an additional respondent to the originating motion due to, among other reasons, the vote of the State at the general meeting of the Bank against the proposed amendments to the Bank's Articles, as mentioned above.

                                       56

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UANAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 9 - LEGAL CLAIMS (CONT'D.)

          On February 24, 2008, the Bank responded to the request of the financial entities stating that it had no objection to having the
          State added as an additional respondent to the originating motion. On
          March 18, 2008, a "document of agreements" was signed between the Bank and the financial entities. In the document, the parties reached an agreement whereby, among other things, as part of the arrangement pursuant to Article 350 of the Companies Law - 1999, an arrangement that is to be submitted by the Bank to the court for approval and which deals with the sale of the shares of the Bank or alternatively a partial payment of the preferred dividend to the holders of preference
          C, CC, and CC1, shares, it shall be stipulated that when the arrangement is approved by the court, the originating motion that was filed by the financial entities will be rejected and the appeal filed by the Bank against the decision of the Tel Aviv District Court on the matter of the rejection of the originating motion would also be rejected. In addition, subject to the receipt of the amounts due to the holders of the preference C, CC, and CC1 shares (including the financial entities) as part of the arrangement, they will waive their claims and suits in connection with the dividend. In the opinion of the Bank's legal counsel, the chances that the court will require the
          Bank to pay the dividend, as above, without its being financed by the
          State (as interest on the perpetual deposits of the Bank with the
          Treasury) are remote.

     3)   In December 2007, a suit was filed against the Bank in the Tel Aviv-
          Jaffa Magistrates Court for an amount of NIS 1.3 million. The suit was filed by a customer of the Bank which received in the past credit from the Bank to finance a construction project. As alleged in the suit, the Bank overcharged the plaintiff's account with the bank in respect of interest and commissions, without its consent or against agreements with it. According to the plaintiff, if not for these charges, its account with the Bank as of June 2007 would have had a credit balance in the amount being sued for and not a debit balance. The Bank transferred the handling of this suit to an attorney. The Bank filed a countersuit in respect of the debit balance with the Bank.

     4)   In May 2006, a suit was filed in the Rehovot Magistrates Court, in an amount of NIS 2.5 million, against the Bank, the receiver that was appointed at the request of the Bank in respect of a carpentry workshop and the purchaser of the workshop from the receiver.
          According to the statement of claim, the Bank agreed to allow the plaintiffs who were the owners of the workshop to find a purchaser for the workshop by themselves, but when the potential purchaser that the owners found heard that the workshop was in receivership, he entered into an agreement with the Bank and the receiver for the purchase of the workshop at an amount that was lower than the amount that he undertook to pay the plaintiffs. The plaintiffs also claim that the
          Bank and the receiver did not insure the premises and equipment of the workshop and, therefore, they are liable for the damages that occurred to the premises and the equipment as a result of a fire that broke out at the workshop. The handling of the suit was transferred to an attorney on behalf of the Bank.

     5)   In October 2005, a company, that performs engineering and plumbing work, filed a claim with the Tel Aviv-Jaffa District Court in the amount of NIS 1.4 million against the Bank, a receiver that was appointed at the request of the Bank to a residential and commercial project that encountered difficulties, and against the owner of the land that at the time had entered into a combination agreement with the promoter that had constructed the project with the financing of the Bank. The plaintiff company allegedly performed work on the project at the request of the promoter, which had failed and did not repay its debt to the plaintiff company. The claim states that the amount requested reflects the amount the promoter still owes the plaintiff company in respect of the work it executed on the project with the addition of interest and/or linkage differences. The plaintiff company contends that due to principles of closed banking financing and the Bank having granted to the promoter bank financing for construction of the project, the Bank should be considered responsible for repayment of the debt.

                                       57

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UANAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 9 - LEGAL CLAIMS (CONT'D.)

          Furthermore, it contends that at the time it had entered into the agreement with the promoter, the Bank should have brought to its attention the information the plaintiff contends was in the possession of the Bank, regarding the difficult condition of the promoter and the project. The handling of the claim was transferred to the care of an attorney acting on behalf of the Bank. On March 14, 2006, the suit against the receiver was summarily dismissed, but the suit against the
          Bank and the owner of the property (who has since passed away)
          remained in place.

     6)   In June 2004, two former employees of the Bank, who had filled senior positions in the Bank, filed a suit against the Bank with the Tel
          Aviv-Jaffa Labor Court in the total amount (for both of them) of NIS
          2.3 million. The claim is for the payment of certain benefits, which the plaintiffs allege were due to them with regard to their retirement from the Bank in 2002. The suit was filed also against the Ministry of
          Finance Commissioner of Wages and Labor Agreements in respect of the non-approval of these payments. Alternatively the aforementioned plaintiffs claim the salary raises they allege that they forfeited in the past in exchange for the aforementioned benefits. The Bank has transferred the matter to an attorney acting on its behalf. On June
          20, 2005 the aforementioned plaintiffs filed a request for a partial ruling in the amount of NIS 415 thousand, in respect of amounts the payment of which was approved by the Ministry of Finance Commissioner of Wages and Labor Agreements without conditioning the approval upon their relinquishing any additional claims. The Bank has filed an objection to the request. The Court has not yet ruled on the request.
          In the meantime, the evidentiary phase of the hearing was concluded, as well as the summations in the actual suit, so that the court will now be able to render its decision on the entire case.

     7)   In September 2003, a supplier of fuel products filed a claim in the amount of NIS 6 million with the Tel Aviv-Jaffa District Court against the Bank and two other banks regarding non-payment of the
          consideration for fuel products it had provided to a mutual customer of the three defending banks. It is alleged that the involvement of the defending banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff on which it had relied at the time of delivery of its products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defending banks. The Bank has transferred the matter to an attorney acting on its behalf.

     8)   In August 2000 a suit was filed with the Tel Aviv-Jaffa District Court against one of the Bank's former senior executives and against 24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was set at $ 18.7 million, which was later increased to $ 22.5 million. According to the plaintiff's complaint, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former subsidiary of the Bank.
          The claim was transferred to an attorney and a defense brief was submitted. In 2005, the insurers carrying the directors and senior officers liability insurance policy notified the Bank that in their opinion the claim does not have insurance coverage, but the Bank's legal counsel handling the claim believes that if the said executive has to make any monetary payment in respect of the suit, the payment will be covered by the insurance policy.

     In the opinion of Management of the Bank, which is based on the opinion of its legal counsel, the Bank's exposure in respect of pending claims, whose prospects of success are not remote and regarding which a provision was not recorded, amounts to NIS 15 million.

                                       58

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UANAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 10 - INCOME TAX LAW (INFLATIONARY ADJUSTMENTS) (AMENDMENT NO. 20)

     On February 26, 2008, the Israeli Parliament passed Income Tax Law
     (Inflationary Adjustments) (Amendment No. 20) (Limiting the Period of
     Applicability) - 2008 (hereinafter - the "Amendment"). Pursuant to the
     Amendment, the applicability of the Adjustments Law will end with the 2007 tax year and, commencing with the 2008 tax year, the law will no longer apply, except for transition provisions, the goal of which is to prevent distortions in tax calculations.

     According to the Amendment, from 2008 and thereafter, income for tax purposes will no longer be measured on a "real" basis. In addition, depreciation on fixed assets and tax loss carryforwards will no longer be linked to the Consumer Price Index. Such amounts will be adjusted for changes in the Index until the end of 2007 and from that date and thereafter, will no longer be linked to the Index. Moreover, as part of the
     Amendment, the definitions of the terms "profit" and "wages" will be changed for purposes of the VAT Law. According to the new definitions, profit tax will be computed after payroll taxes are deducted and the definition of wages for purposes of computing the payroll tax will also include the share of the employer in respect of National Insurance.

     The impact of the Amendment on the results of the Bank in the first quarter of 2008 was a reduction in tax expense in an amount of NIS 0.1 million.
     This derives mainly from the abolishment of the Adjustments Law. The impact of the change in the definitions of "profit" and "wages" is immaterial.

                                       59

ANNEX A - PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCE FOR DOUBTFUL DEBTS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                    THREE MONTHS ENDED MARCH 31,
                                                        ---------------------
                                                         2008            2007
                                                        -----           -----
                                                    NIS MILLIONS    NIS MILLIONS
                                                        -----           -----
                                                     (UNAUDITED)
                                                        -----           -----

A.  INCOME (EXPENSES) DERIVING FROM ASSETS:
     Credit to the public                              (294.3)           10.3
     Credit to governments                                  -            (0.7)
     Deposits with banks                                 (0.5)           (0.1)
                                                        -----           -----
                                                       (294.8)            9.5
                                                        -----           -----

B.  INCOME (EXPENSES) DERIVING FROM LIABILITIES:
     Deposits of the public                              (0.6)           (0.5)
     Deposits of the Government                         301.6            (1.3)
     Deposits of Bank of Israel                          (4.0)           (7.6)
                                                        -----           -----
                                                        297.0            (9.4)
                                                        -----           -----

C.  DERIVING FROM DERIVATIVE FINANCIAL INSTRUMENTS

     Net income (expenses) from ALM derivative
     instruments (*)                                     (0.4)            0.7
                                                        -----           -----

D.  OTHER
     Commissions from financing operations                2.3             3.2
     Other financing income**                             9.4             7.4
     Other financing expenses                            (2.2)           (2.7)
                                                        -----           -----
                                                         11.3             8.7
                                                        -----           -----
     Total profit from financing operations
      before allowance for doubtful debts                 9.5             7.9
                                                        =====           =====

     Including - exchange rate differences, net          (2.3)           (1.4)
                                                        =====           =====

     *    Derivatives comprising part of the asset and liability management system of the Bank, not designated for hedging purposes.

     **   Including income from interest collected
          in respect of problematic debts                 9.0             6.5
                                                        =====           =====

                                       60

ANNEX B - ALLOWANCE FOR DOUBTFUL DEBTS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                        FOR THE THREE MONTHS ENDED MARCH 31 (UNAUDITED)
                                     -----------------------------------------------------------------------------------
                                                     2008                                           2007
                                     ------------------------------------           ------------------------------------
                                    SPECIFIC     SUPPLEMENTARY                    SPECIFIC      SUPPLEMENTARY
                                 ALLOWANCE (*)   ALLOWANCE (**)     TOTAL       ALLOWANCE (*)   ALLOWANCE (**)     TOTAL
                                     -----           -----          -----           -----           -----          -----
                                 NIS MILLIONS    NIS MILLIONS   NIS MILLIONS    NIS MILLIONS    NIS MILLIONS   NIS MILLIONS
                                     -----           -----          -----           -----           -----          -----

BALANCE OF ALLOWANCE AT
 THE BEGINNING OF THE
 PERIOD (AUDITED)                    572.6            45.2          617.8           658.3            51.7          710.0
                                     -----           -----          -----           -----           -----          -----

Allowance provided
 during the period                     0.4               -            0.4             6.8             0.2            7.0
Reduction of allowance                (2.5)           (1.4)          (3.9)           (3.2)           (2.8)          (6.0)
Collection of debts written
  off in the past                     (7.6)              -           (7.6)              -               -              -
                                     -----           -----          -----           -----           -----          -----
Amount carried to
 statement of income                  (9.7)           (1.4)         (11.1)            3.6            (2.6)           1.0
                                     -----           -----          -----           -----           -----          -----

Debts written off, net                 1.6               -            1.6            (5.2)              -           (5.2)
                                     -----           -----          -----           -----           -----          -----

BALANCE OF ALLOWANCE AT
 THE END OF THE PERIOD               564.5            43.8          608.3           656.7            49.1          705.8
                                     =====           =====          =====           =====           =====          =====

Including - balance of
 allowance not deducted
 from credit to public                 1.1               -            1.1             3.8               -            3.8
                                     -----           -----          -----           -----           -----          -----

(*)  Not including allowance for interest on non-income bearing credit.

(**) Including the general allowance for doubtful debts.

                                       61

ANNEX C - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                                        MARCH 31, 2008 (UNAUDITED)
                                        ---------------------------------------------------------------------------------------
                                                                        FOREIGN CURRENCY OR LINKED
                                           ISRAELI CURRENCY                        THERETO
                                        -----------------------          -------------------------
                                                       LINKED TO            US              OTHER       NON-MONETARY
                                       UNLINKED         THE CPI           DOLLAR         CURRENCIES        ITEMS         TOTAL
                                        -------         -------          -------           -------        -------       -------
                                     NIS MILLIONS    NIS MILLIONS     NIS MILLIONS      NIS MILLIONS    NIS MILLIONS  NIS MILLIONS
                                        -------         -------          -------           -------        -------       -------

ASSETS
Cash and deposits
 with banks                                20.7             2.3             12.0               0.1              -          35.1
Securities                                    -             0.2                -                 -           40.1          40.3
Credit to the public                       96.5           267.3          4,624.9              12.1              -       5,000.8
Credit to governments                         -             4.4             19.0                 -              -          23.4
Fixed assets                                  -               -                -                 -            0.7           0.7
Other assets                                5.6               -                -                 -            0.6           6.2
Perpetual deposits with
 the Israeli Treasury                         -           852.2                -                 -              -         852.2
                                        -------         -------          -------           -------        -------       -------

Total assets                              122.8         1,126.4          4,655.9              12.2           41.4       5,958.7
                                        -------         -------          -------           -------        -------       -------

LIABILITIES
Deposits of the public                     28.9            22.9              0.5                 -              -          52.3
Deposits of banks                         390.0               -                -                 -              -         390.0
Deposits of the Government                    -           247.6          4,629.3                 -              -       4,876.9
Perpetual deposit                           0.1               -                -                 -              -           0.1
Capital notes                                 -               -             19.0                 -              -          19.0
Other liabilities                          18.8            41.6              1.4               0.1            0.5          62.4
Non-participating shares                      -               -            255.0                 -              -         255.0
Preferred participating shares                -               -            157.6                 -              -         157.6
                                        -------         -------          -------           -------        -------       -------

Total liabilities                         437.8           312.1          5,062.8               0.1            0.5       5,813.3
                                        -------         -------          -------           -------        -------       -------

Difference                               (315.0)          814.3           (406.9)             12.1           40.9         145.4

Forward transactions, net                 (11.9)           24.6                -             (12.7)             -             -
                                        -------         -------          -------           -------        -------       -------

Total                                    (326.9)          838.9           (406.9)             (0.6)          40.9         145.4
                                        =======         =======          =======           =======        =======       =======

                                       62

ANNEX C - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS (cont'd)
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                                         MARCH 31, 2007 (UNAUDITED)
                                        ----------------------------------------------------------------------------------------
                                                                         FOREIGN CURRENCY OR LINKED
                                            ISRAELI CURRENCY                      THERETO
                                        -----------------------           -------------------------
                                                       LINKED TO            US               OTHER       NON-MONETARY
                                        UNLINKED        THE CPI           DOLLAR           CURRENCIES       ITEMS         TOTAL
                                        -------         -------           -------           -------        -------       -------
                                     NIS MILLIONS    NIS MILLIONS      NIS MILLIONS      NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                        -------         -------           -------           -------        -------       -------

ASSETS
Cash and deposits
 with banks                                21.0             8.7              12.9               0.1              -          42.7
Securities                                    -             0.4                 -                 -           48.1          48.5
Credit to the public                      215.0           437.5           5,643.2              18.4              -       6,314.1
Credit to governments                       0.1             7.3              26.0               6.8              -          40.2
Fixed assets                                  -               -                 -                 -            1.0           1.0
Other assets                               10.5               -                 -                 -            0.9          11.4
Perpetual deposits with
 the Israeli Treasury                         -           822.2                 -                 -              -         822.2
                                        -------         -------           -------           -------        -------       -------

Total assets                              246.6         1,276.1           5,682.1              25.3           50.0       7,280.1
                                        -------         -------           -------           -------        -------       -------

LIABILITIES
Deposits of the public                     33.6            29.9               2.3                 -              -          65.8
Deposits of banks                         696.6               -                 -               6.8              -         703.4
Deposits of the Government                    -           288.1           5,631.5                 -              -       5,919.6
Perpetual deposit                           0.1               -                 -                 -              -           0.1
Capital notes                                 -               -              24.1                 -              -          24.1
Other liabilities                          18.0            36.8               1.6                 -            1.0          57.4
Non-participating shares                      -               -             298.1                 -              -         298.1
Preferred participating shares                -               -             184.3                 -              -         184.3
                                        -------         -------           -------           -------        -------       -------

Total liabilities                         748.3           354.8           6,141.9               6.8            1.0       7,252.8
                                        -------         -------           -------           -------        -------       -------

Difference                               (501.7)          921.3            (459.8)             18.5           49.0          27.3

Forward transactions, net                  63.6           (43.6)                -             (20.0)             -             -
                                        -------         -------           -------           -------        -------       -------

Total                                    (438.1)          877.7            (459.8)             (1.5)          49.0          27.3
                                        =======         =======           =======           =======        =======       =======

                                       63

ANNEX C - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS (cont'd)
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                                    DECEMBER 31, 2007 (AUDITED)
                                   ----------------------------------------------------------------------------------------
                                                                     FOREIGN CURRENCY OR LINKED
                                      ISRAELI CURRENCY                        THERETO
                                   -----------------------           -------------------------
                                                  LINKED TO             US              OTHER      NON-MONETARY
                                   UNLINKED        THE CPI            DOLLAR          CURRENCIES       ITEMS         TOTAL
                                   -------         -------           -------           -------        -------       -------
                                 NIS MILLIONS    NIS MILLIONS    NIS MILLIONS   NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                   -------         -------           -------           -------        -------       -------

ASSETS
Cash and deposits
 with banks                           20.3             3.8               9.6               0.1              -          33.8
Securities                               -             0.5                 -                 -           45.8          46.3
Credit to the public                 104.0           340.2           5,060.2              16.7              -       5,521.1
Credit to governments                    -             4.5              20.2                 -              -          24.7
Fixed assets                             -               -                 -                 -            0.8           0.8
Other assets                           6.1               -                 -                 -            1.1           7.2
Perpetual deposits with
 the Israeli Treasury                    -           848.8                 -                 -              -         848.8
                                   -------         -------           -------           -------        -------       -------

Total assets                         130.4         1,197.8           5,090.0              16.8           47.7       6,482.7
                                   -------         -------           -------           -------        -------       -------

LIABILITIES
Deposits of the public                29.4            24.7               0.5                 -              -          54.6
Deposits of banks                    481.2               -                 -                 -              -         481.2
Deposits of
 the Government                          -           256.6           5,062.6                 -              -       5,319.2
Perpetual deposit                      0.1               -                 -                 -              -           0.1
Capital notes                            -               -              20.2                 -              -          20.2
Other liabilities                     16.8            31.9               1.5                 -            0.5          50.7
Non participating shares                 -               -             276.0                 -              -         276.0
Preferred participating
  shares                                 -               -             170.6                 -              -         170.6
                                   -------         -------           -------           -------        -------       -------

Total liabilities                    527.5           313.2           5,531.4                 -            0.5       6,372.6
                                   -------         -------           -------           -------        -------       -------

Difference                          (397.1)          884.6            (441.4)             16.8           47.2         110.1

Forward transactions, net             46.5           (30.0)                -             (16.5)             -             -
                                   -------         -------           -------           -------        -------       -------

Total                               (350.6)          854.6            (441.4)              0.3           47.2         110.1
                                   =======         =======           =======           =======        =======       =======

                                       64

                                                                      APPENDIX J
                                                  TO THE ARRANGEMENT APPLICATION

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                  April 30, 2008

TEL AVIV STOCK EXCHANGE             SECURITIES AUTHORITY
www.tase.co.il                              www.isa.gov.il

           IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

          Subject of the Event: Resolution of Ministerial Committee for
                             Privatization Matters

1.   The Ministerial Committee for Privatization Matters arrived at a resolution on April 29, 2008, regarding the privatization of the Bank. The text of the resolution and also the text of a Letter of Principles dated March 18, 2008 mentioned in the resolution (including the Letter of Consents, which is an annex to the Letter of Principles) is attached hereto (as reported to the
     Bank, the Letter of Principles and the Letter of Consents were signed by the parties to the Letters, except the three banks, who did not sign on the
     Letter of Principles. The law firm of Efrati Galili signed both documents in the name of Excellence Formerly Mizrachi Funds Ltd., Prisma Investments
     Ltd., Harel Insurance Company Ltd., Menora Insurance Compamy Ltd., Clal
     Insurance Company Ltd. Isal Ltd. and Helman Aldubi Ltd., which are management companies that hold a portion of the C and CC shares of the Bank in trust for members of provident funds, and Mr. Nissim Cohen signed the
     Letter of Principles in the name of approximately 30% of the Preferred
     Ordinary shares of the Bank.

2.   The date and time when the Company was first made aware of the event or matter:

April 29, 2008 at 2:00 P.M.

                          SECRETARIAT OF THE GOVERNMENT

                                                        Jerusalem, 26 Nisan 5768
                                                              May 1, 2008

                                                                 SAVE

To:  Minister of Finance
     Minister of Industry, Commerce and Employment

Dear Sirs,

I do hereby bring to your attention Resolution Number 8 of the Ministerial
Committee for Privatization Matters from its meeting on Tuesday, 24 Nisan 5768
(April 29, 2008):

"8.  THE PRIVATIZATION OF THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

Resolved:

Further to Government Resolution No. 2492 from September 1, 2002 and Government
Resolution No. 741 from August 21, 2003 and Government Resolution No. 4324 from
October 26, 2005:

     1.   The shares of the State of Israel in the Industrial Development Bank
          Ltd. ("the Bank") shall be sold, as a single unit, by way of a private sale, to an investor or a group of investors from Israel and/or abroad
          ("the Purchaser") and this as part of a comprehensive sale blueprint for the transfer of all of the shares of the Bank, including those held by the public, to the Purchaser, as set forth below ("the Sale").

     2.   Governmental entities, including governmental companies, governmental subsidiaries and "mixed" companies, shall not be permitted to participate in the sale process, directly or indirectly, alone or jointly with others.

     3.   Until the completion of the sale, the Bank shall continue to collect its credit portfolio.

     4.   ARRANGEMENT BETWEEN THE SHAREHOLDERS

          a.   Based upon a letter of principles signed between shareholders of the bank on March 18, 2008, the Bank shall submit a motion to approve an arrangement, pursuant to Paragraph 350 of the
               Companies Law-1999 ("the Companies Law", "Arrangement pursuant to
               Paragraph 350"). Pursuant to the arrangement, among other things, the Purchaser shall purchase all of the Preferred C shares,
               Preferred CC shares, Preferred CC1 shares ("Group C shares") and
               Ordinary Preferred shares of the Bank, traded on the Tel Aviv
               Stock Exchange Ltd. ("the Stock Exchange") and these shares shall be removed from trading on the Stock Exchange. In addition, the
               Purchaser shall purchase, within the framework of the Arrangement pursuant to Paragraph 350, all of the Ordinary A shares and all of the various shares held by the State of Israel.

          b.   According to the Arrangement pursuant to Paragraph 350, the Bank shall redeem, pursuant to the terms in their offering prospectus, the D and DD shares of the Bank, not held by the State of Israel.

          c.   As a condition for the approval and execution of the arrangement between the shareholders, the shareholders of the Bank, of all the classes, in their capacity as shareholders, shall waive their claims against the Bank, the officers of the Bank, the employees of the Bank, the controlling shareholders of the Bank and the interested parties of the Bank, as these terms are defined in the
               Companies Law. In addition, the Bank and Group C shareholders shall waive all claims against the State of Israel concerning the perpetual deposit and the return of the deposit to the Bank.

          d.   The Bank shall pay, at the time of the execution of the
               Arrangement pursuant to Paragraph 350, or until December 31,
               2008, or at a later date approved by the Bank of Israel for the extension of the line of credit, the full amount of the special line of credit made available to the Bank by the Bank of Israel in the year 2002.

               The Bank shall not pay any amount from the perpetual deposit to any third party, prior to the full payment of the special line of credit to the Bank of Israel. Pursuant to the aforesaid, the Bank shall act in coordination with the Accountant General and the
               Governmental Companies Authority, to defer the payment of the special line of credit made available by the Bank of Israel, and also to extend the guarantees of the Bank and of the State of
               Israel given to the Bank of Israel to insure the return of the monies.

     5.   To authorize the Accountant General to carry out the following acts in order to facilitate the execution of this resolution:

          a.   To return to the Bank, until July 31, 2008, or until the date of the approval by the court of the Arrangement pursuant to
               Paragraph 350, whichever is later, the perpetual deposit
               deposited by the Bank with the Accountant General, including linkage differentials pursuant to the agreements between the
               State and the Bank concerning the perpetual deposit ("the
               Agreements"). The Accountant General, in coordination with the
               Governmental Companies Authority ("the Authority") and the Bank,
               may decide that the proportionate amount of the perpetual deposit from the consideration paid for the D and DD shares held by the public shall be returned to the Bank at the time of the return of the perpetual deposit as aforementioned, or at another time, at the latest, proximate to the date of the execution of the Sale or the liquidation of the Bank. As a condition for the return of the perpetual deposit, it shall be insured, to the satisfaction of the Accountant General, that the deposit monies shall be used by the Bank, as first priority, to pay the balance of the special line of credit made available to the bank by the Bank of Israel.

          b.   To pay to the Bank, for the purpose of redeeming Preferred D shares and Preferred DD shares not held by the State:

               1.   Interest on the perpetual deposit equal to the amount of the accumulated dividend not paid to the shareholders of
                    Preferred D shares and Preferred DD shares, except the State of Israel, from July 1, 2002 and until the date of the
                    redemption of the shares.

               2.   A premium in the amount of 5.625% of the par value of the D shares not held by the State.

               3.   The interest and premium shall be paid to the Bank in a
                    grossed-up manner as set forth in the Agreements such that the net amounts that shall remain with the Bank shall be
                    equal to the amounts it must pay to the shareholders.

          c.   To act so that the Bank shall transfer the unpaid balance of the loan granted to the Israel Electric Company to the benefit of the
               Accountant General or to another banking entity to be determined by the Accountant General.

          d.   To act to conclude, to the extent possible, the commercial relationship between the Bank and the State, and including loans that the Bank granted with State liability and guarantee, an accounting regarding expenses for capital notes and shares and any other matter in the discretion of the Accountant General. The aforesaid in this sub-paragraph shall not apply to deposits of the State pertaining to loans not guaranteed by the State.

     6.   To authorize the Accountant General, together with the Authority, to reach an agreement with the shareholders of the Bank, of all classes, regarding the distribution of the consideration from the sale, including taking into consideration the economic report of the expert chosen (Prof. Amir Barnea), and to consolidate them in the arrangement that the Bank shall submit pursuant to Paragraph 350.

     7.   To authorize the Authority to carry out in its discretion all the necessary acts in order to execute this resolution, and including:

          a.   To prepare and/or to submit every document and/or information or plan necessary in order to execute this resolution, including all information concerning the activities, assets, rights and
               obligations of the Bank.

          b.   To receive all the authorizations, approvals and arrangements necessary in order to execute this resolution, including from the
               Bank of Israel.

          c.   An application to court regarding any matter necessary in order to execute the arrangement.

          d.   To conduct and execute the sale process, in all its aspects including issuing instructions to the Bank pursuant to the power granted to the Authority pursuant to the Government Companies
               Law-1975.

          e.   To do any other act necessary to execute this resolution.

     8.   The employees of the Bank shall be paid a privatization remuneration pursuant to the rules of the Authority. The remuneration shall be given immediately after the Sale and subject to its execution.

     9.   This resolution also forms a governmental approval to all stated
          therein, as necessary pursuant to the law.

                                            Sincerely,

                                                 (-)

                                            Arieh Zohar
                                            Deputy Secretary of the Government

Cc:  Governor of the Bank of Israel
     Attorney General
     Deputy Attorney General (Economic-Fiscal)
     Accountant General, Ministry of Finance
     Director Government Companies Authority

                                                                      APPENDIX K
                                                  TO THE ARRANGEMENT APPLICATION

                                 BANK OF ISRAEL

THE GOVERNOR

                                                         Jerusalem, 8 Nisan 5768
                                                         April 13, 2008-09-14

Dr. Udi Nisan
Manager - Government Companies Authority
Office of the Prime Minister
JERUSALEM

Re: THE SPECIAL LINE OF CREDIT TO THE INDUSTRIAL DEVELOPMENT BANK OF  ISRAEL LTD.
                       Your letter dated February 25, 2008

In response to your abovementioned letter, and by virtue of my authority pursuant to Section 8 of the Banking Ordinance, 1941, I have decided to agree to your request and to extend the payment of the balance of the special line of credit that was granted to the Industrial Development Bank of Israel Ltd.
(hereinafter: "the Bank") until December 31, 2008, or until the approval of the court of the arrangement between all of the Bank's shareholders, the State of
Israel and the Bank pursuant to Section 350 of the Companies Law, 1999, whichever is earlier. The utilized credit, beginning as of August 1, 2008, will bear interest at the Bank of Israel rate plus 1.5%.

My consent is subject to an appropriate resolution of the government in this matter, the extension of the State's guarantee to the return of the full amount of the line of credit, the implementation of the necessary amendments and additions to the debenture granted to the benefit of the Bank of Israel on
November 14, 2002 and amended on December 29, 2005, and the inclusion of the
Bank of Israel's comments into the arrangement petition.

This letter does not derogate from the additional terms I set with the granting of the line of credit, as set forth in my letter to the Bank's management on
October 30, 2005.

                                                           (-)
                                                     Stanley Fisher

Cc:  Mr. Roni Chezkiyahu, Supervisor of Banks, Bank of Israel

     Mr. Meir Shamra, Privatization Department Manager, Government Companies
     Authority

     Mr. Ami Landau, Deputy General Controller, Ministry of Finance

     Dr. Raanan Cohen, Chairman of the Board of the Industrial Development Bank

            POB 780, Jerusalem 91007 Tel: 02-6552701 Fax: 02-6528419

                                                                      APPENDIX B
                                                         TO THE IMMEDIATE REPORT

                                 TRUST AGREEMENT

                    EXECUTED AND SIGNED ON SEPTEMBER 23, 2008

                                     BETWEEN

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                            Of 82 Menachem Begin Road
                                    Tel-Aviv

                                  ("THE BANK")

                                                              OF THE FIRST PART;

                                   AND BETWEEN

                            U-BANK TRUST COMPANY LTD.

                           Of 38 Rothschild Boulevard
                                    Tel-Aviv

                                 ("THE TRUSTEE")

                                                             OF THE SECOND PART;

WHEREAS:       On May 26, 2008 the Bank's Board of Directors approved the filing of a written application to approve the settlement and
               arrangement plan between the Bank and all the Bank's
               shareholders, in accordance with Section 350 of the Companies
               Law, 5759-1999 ("THE ARRANGEMENT PLAN");

AND WHEREAS:   On July 6, 2008, the Bank filed the application to approve the
               Arrangement Plan with the District Court in Tel-Aviv;

AND WHEREAS:   The core of the Arrangement Plan is the sale of all the Bank's shares to an outside investor and redemption of their balance in such a manner that would preserve the Bank as a going concern;

AND WHEREAS:   The Trustee is willing to hold in trust, on behalf of the
               beneficiary shareholders (as defined below) the consideration received from redeeming and/or the sale of their shares, pursuant to the Arrangement Plan;

AND WHEREAS:   The Trustee agreed to serve as trustee and hold, in trust, the consideration for the beneficiary shareholders shares in
               accordance with the terms set forth in this agreement below.

     THEREFORE IT IS AGREED, DECLARED AND STIPULATED BETWEEN THE PARTIES AS
     FOLLOWS:

1.   DEFINITIONS

     Phrases that were not explicitly defined in this trust letter will assume the meaning attributed to them in the Arrangement Plan attached AS APPENDIX
     A to the agreement unless the context of the matter at hand requires a different meaning.

     "BENEFICIARY SHAREHOLDERS"  The Bank's Group D Preference Shareholders (to
                                 the exclusion of the State of Israel), together
                                 with the Bank's Group C shareholders (to the
                                 exclusion of the State of Israel) and the
                                 Bank's Ordinary Preferred shareholders (to the
                                 exclusion of the State of Israel), as in effect
                                 on the effective date;

      "THE FOREIGN BENEFICIARY   The beneficiary shareholders who, pursuant to
      SHAREHOLDERS"              their addresses listed in the Bank's
                                 shareholders registry on the effective date,
                                 reside outside the State of Israel;

      "THE ISRAELI BENEFICIARY   The beneficiary shareholders whose shares are
      SHAREHOLDERS"              registered in their name and pursuant to their
                                 addresses listed in the Bank's shareholders
                                 registry on the effective date reside within
                                 the State of Israel or the occupied
                                 territories;

      "GROUP C SHAREHOLDERS"     The Bank's C Preference Shareholders, together
                                 with the Bank's CC Preference shareholders and
                                 the Bank's CC1 Preference shareholders, as they
                                 will be on the effective date;

      "GROUP D SHAREHOLDERS"     The Bank's D Preference Shareholders, together
                                 with the Bank's DD Preference shareholders, as
                                 they will be on the effective date;

      "DOLLAR"                   The US Dollar;

      "THE AGREEMENT WITH        An agreement that was signed between the Bank
      THE EXTERNAL AGENT"        and the External Agent in connection with the
                                 services the External Agent is to render for
                                 the purpose of transferring the redemption and
                                 sale consideration to the Foreign Beneficiary
                                 Shareholders, a copy of which is attached AS
                                 APPENDIX B to this agreement;

      "THE EFFECTIVE DATE"       The effective date pertaining to the Bank's
                                 shareholders entitlement to receive the
                                 consideration with respect to the acquisition
                                 or redemption of their shares, from the
                                 purchaser or from the Bank, respectively, being
                                 the date upon which the Bank's shares will be
                                 struck from trading on the Tel-Aviv Stock
                                 Exchange;

      "THE EXTERNAL AGENT"       Mellon Investors Services LLC.

      "THE PURCHASER"            A third party acquiring all the Bank's shares
                                 held by the State of Israel and the public, to
                                 the exclusion of shares that will be redeemed
                                 by the Bank, whose identity will be determined
                                 after the Arrangement Plan is approved by the
                                 court through a fairl and competitive sale
                                 process and/or within the framework of
                                 negotiations with a specific entity or
                                 entities, to be conducted by the Government
                                 Companies Authority;

      "THE CONSIDERATION"        The total consideration to be transferred from
                                 the purchaser and from the Bank to the Trustee;

      "THE DEPOSIT DATE"         The date upon which the total consideration for
                                 the Beneficiary Shareholders shares is
                                 transferred from the purchaser and from the
                                 Bank to the Trustee;

      "BUSINESS DAY"             A day upon which Shekel transactions are
                                 conducted  by most Banking Corporations in
                                 Israel.

2.   THE TRUST PERIOD

     2.1  The Trust pursuant to this agreement, will begin on the Deposit Date and will end on the earlier of the following dates: (1) the date upon which the Trustee transfers the consideration for the shares to the last of the Beneficiary Shareholders; or - (2) Seven years after the
          Deposit Date.

     2.2  Insofar as a purchaser for the Bank's shares is not located within the framework of the sale process to be executed by the Government
          Companies Authority, or the sale process is not completed by transferring the consideration to the Trustee by December 31, 2009, this agreement will be null and void.

3.   THE TRUST ACCOUNT

     3.1  The Trustee will open a trust account in the Trustee's name on behalf of the beneficiaries in U-Bank Ltd., or any other bank the Bank so instructs. Only the Trustee will have signatory rights pertaining to the account.

     3.2  Within three business days following the Effective Date, the Bank will furnish the Bank's beneficiary shareholders registry to the Trustee, as in effect on the Effective Date ("THE SHAREHOLDERS REGISTRY").

     3.3  Soon after the date the Bank learns of the Effective Date, as defined in this agreement, the Bank will inform the Trustee and Beneficiary
          Shareholders thereof.

4.   TRANSFERRING THE CONSIDERATION FOR THE SHARES

     4.1  Within three business days following the Deposit Date the Trustee will send a notice pertaining to the transfer of the total consideration from the purchaser and from the Bank to the Trustee to Israel Discount
          Bank Nominees Ltd. ("THE NOMINEES COMPANY") and the Israeli
          Beneficiary Shareholders.

     4.2  Within three business days following the Deposit Date the Trustee will publish, in accordance with the format remitted by the Bank to the
          Trustee, a notice in a widely-circulated newspaper in the United
          States and a widely-circulated newspaper in the State of Israel pertaining to the sale of Ordinary Preferred shares and Group C shares and pertaining to the redemption of Group D shares and the right to receive the consideration for them.

     4.3  Within five business days following the Deposit Date, the Trustee will transfer to the Nominees Company the consideration for the Beneficiary
          Shareholders shares which are registered for trading on the Tel-Aviv
          Stock Exchange against receipt of the original share certificates for the shares or alternatively, against receipt of a declaration signed by the Nominees Company pertaining to such share certificates being lost.

     4.4  The External Agent will transfer the consideration for the shares of the Foreign Beneficiary Shareholders who remitted their share certificates to the External Agent, or alternatively, remitted a signed declaration to the External Agent pertaining to such share certificates being lost.

     4.5  Transferring the consideration to the External Agent as stated in
          Section 4.4 above will be done after the share certificates or declarations pertaining to the originals being lost are transferred to the Trustee and after the Trustee makes certain that the details in the documents referenced in this Section correlate with the information in the shareholders registry as defined in Section 3.2 above.

     4.6  Transferring the consideration to the External Agent as stated above in Sections 4.4 and 4.5 will be executed by the Trustee during the course of the first Trust year from time to time and every time share certificates or, pursuant to the matter at hand, declarations pertaining to the share certificates being lost, are received. During the rest of the trust years, the transfers will be executed once a month.

     4.7  Notwithstanding the foregoing in this Section above, the Trustee will transfer to the External Agent, within five business days following the Deposit Date, the consideration for the shares registered in the shareholders registry in care of the CEDE & CO Nominees Company without such transfer requiring the delivery of share certificates or declarations signed as specified above and also without the need for a demand from the External Agent. The Bank will notify the Trustee of the consideration amount that needs to be transferred to the External
          Agent pursuant to this sub-section.

     4.8  If the Trustee finds that there is a discrepancy between the shareholders registry as defined in Section 3.2 above and the share certificates or the declarations pertaining to the loss thereof, the
          Trustee will approach the Bank with a request for it to give instructions pertaining to the action to be taken and he will act in accordance thereto.

     4.9  The Trustee will transfer the consideration for the shares to the
          Israeli Beneficiary Shareholders against receipt of the original share certificates for the shares or alternatively, against receipt of a signed declaration by the Israeli Beneficiary Shareholder pertaining to such a share certificate being lost and subject to identifying them by a show of their identity card.

     4.10 The Trustee will transfer the original share certificates that are received to the Bank in accordance with the following instructions:
          during the course of the first year of the trust period - quarterly;
          during the rest of the trust period - annually.

     4.11 Notwithstanding any other provision in this Section 4 above, the Bank may, from time to time, instruct the Trustee to transfer, to the credit of certain States in the United States, a specific sum or sums from the sums in the trust account and which were not demanded by the
          Foreign Beneficiary Shareholders, while identifying those Foreign
          Beneficiary Shareholders and the number of shares they hold, to which the instruction hereunder relates. The Trustee will rely on any such instruction from the Bank without his having to check it or ask for any documents supporting such an instruction.

          It is clarified that if the Trustee acted in accordance with the instructions given to him by the Bank in accordance with the provisions in this sub-section 4.11, the Trustee's liablity toward those Foreign Beneficiary Shareholders will end upon the transfer of the consideration pertaining to their shares to the States as stated
          in the Bank's instructions. The Trustee will not be held accountable toward the Bank and/or the Foreign Beneficiary Shareholders and/or any
          other party for any damage that may be sustained by any of them as a result of the fact that the Trustee relied upon the Bank's instructions that were given in accordance with this sub-section.

5.   INVESTING THE CONSIDERATION AMOUNTS DEPOSITED WITH THE TRUSTEE AND THE
     AMOUNTS THAT WILL BE PAID TO THE BENEFICIARY SHAREHOLDERS

     5.1  By the Deposit Date the Bank will remit a written notice to the
          Trustee in which it will specify:

          5.1.1 The Dollar amounts, which pursuant to the Bank's calculations, the Trustee is to pay to each beneficiary shareholder for each D share and DD share they hold, specifying the amount of the preferred dividend in arrears and the premium amount included in each such Dollar amount.

          5.1.2 The Shekel amounts, which pursuant to the State's calculations the Trustee is to pay each beneficiary shareholder for each
               Ordinary Preferred share and for each C share, CC share and CC1 share held by him.

          5.1.3 The number of shares of each such class as stated in Sections
               5.1.1 and 5.1.2 above with respect to which the Trustee may be required to pay the consideration deposited with him while distinguishing between C Group shares held by Foreign Beneficiary
               Shareholders and C Group shares held by Israeli Beneficiary
               Shareholders.

     5.2  A copy of the State's letter containing the results of the calculations the State executed with respect to the amounts to be paid to the Ordinary Preferred shareholders and the C Group shareholders as stated above will be attached to the Trustee's notice referenced in
          Section 5.1 above.

     5.3  The consideration amount will be invested by the Trustee as follows:

          5.3.1 The amounts in Dollars paid to the Trustee as part of the consideration (and which are intended to pay for the D Group shares) will be invested by the Trustee in interest-bearing
               Dollar deposits, renewable monthly and which can be opened and redeemed during the course of the ongoing deposit period (the renewal).

          5.3.2 From the amounts in Shekels paid to the Trustee as part of the consideration, the amount the Trustee may be required to pay in accordance with Sections 5.1.2 and 5.1.3 above with respect to all the Ordinary Preferred shares, will be invested by the
               Trustee in daily, interest-bearing Shekel deposits. 30 days after the Deposit Date, the Trustee will deposit the balance of the amount not paid by him by that date and the fruits thereof in
               Shekel deposits, renewable monthly, that can be opened and redeemed during the course of the ongoing deposit period (the renewal).

          5.3.3 From the Shekel amounts paid to the Trustee as part of the consideration, the amount which the Trustee may be required to pay in accordance with Sections 5.1.2 and 5.1.3 above with respect to all the C Group shares held by the Foreign Beneficiary
               Shareholders, will be converted by the Trustee, upon receipt thereof, into Dollars and will be invested in interest-bearing
               Dollar deposits, renewable monthly and which can be opened and redeemed during the course of the ongoing deposit period (the renewal).

          5.3.4 The balance of the Shekel amounts included in the consideration, less the Trustee's expenses and fees at that time and his
               expected expenses for the days following the Deposit Date, will be invested by the Trustee in daily interest- bearing Shekel deposits. 10 business days after the Deposit Date, the Trustee will deposit the balance of the amount that was not paid by him by that date from these deposits (and fruits thereof) in
               Dollar-linked Shekel deposits, interest-bearing and renewable monthly.

     5.4  The payments to Beneficiary Shareholders will be as follows:

          5.4.1 With respect to D Group shares payment will be made in Dollars and it will be the Dollar amount mentioned in the Bank's notice in accordance with Section 5.1.1 above.

          5.4.2 With respect to Ordinary Preferred shares, payment will be the nominal amount for each such share mentioned in the Bank's notice in accordance with Section 5.1.2 above.

          5.4.3 With respect to C Group shares held by Israeli Beneficiary
               Shareholders:

               5.4.3.1 If payment is made within ten business days following the
                    Deposit Date, payment will be in New Shekels at the nominal amount for each share referenced in the Bank's notice in
                    accordance with Section 5.1.2 above.

               5.4.3.2 If payment is made after the 10 days following the
                    Deposit Date, payment will be effected after the ongoing
                    deposit period (the renewal) has ended at that time in
                    relation to the Dollar linked deposits referenced in Section
                    5.3.4 above and it will be in New Shekels at the nominal
                    amount for each share referenced in the Bank's notice in
                    accordance with Section 5.1.2 above but in addition to or
                    less the Dollar linkage differentials that each such amount bore as part of being invested in the Dollar linked deposits in accordance with the provisions in Section 5.3.4 above.

          5.4.4 With respect to C Group shares held by Foreign Beneficiary
               Shareholders, payment will be made in Dollars and it will be the nominal amount in Shekels for each share referenced in the Bank's notice in accordance with Section 5.1.2 above, whereby this amount is converted into Dollars pursuant to the conversion rate and less the conversion costs pursuant to which the conversion is actually executed by the Trustee, as stated in Section 5.3.3 above.

     5.5  To prevent any doubt, the Beneficiary Shareholders, whether Foreign
          Beneficiary Shareholders or Israeli Beneficiary Shareholders, will not be entitled to interest (or any part thereof) generated from the deposits referenced in this Section 5 above, or any other interest on the amounts owing to them pursuant to the provisions above.

6.   DISTRIBUTING THE BALANCE OF THE CONSIDERATION MONIES AT THE END OF THE
     TRUST PERIOD

     The monies (and fruits thereof) remaining with the Trustee at the end of the trust period and after the Trustee's expenses and fees have been deducted will be distributed as follows: those amount the Trustee is obligated to pay (and which in practice were not demanded and therefore not paid) to the Beneficiary Shareholders with respect to the Ordinary
     Preferred shares, with respect to C Group shares and with respect to preference dividend in arrears and the premium for the D Group Shares, that were not demanded by that date, will be paid by him to the State and the balance of the monies will be paid to the Bank.

7.   THE AGREEMENT WITH THE EXTERNAL AGENT

     7.1  In order to allow receipt of the share certificates from the Foreign
          Beneficiary Shareholders and transferring payment to them, the Bank engaged in an agreement with the External Agent. In performing his role pursuant to this agreement the Trustee may, but is not obligated, to rely upon the provisions of the agreement with the External Agent.

          It is hereby clarified that pursuant to a demand by the External Agent or the Bank, the Trustee will pay the External Agent's fees and expenses from the trust account.

     7.2  In any case that the External Agent refers a question or request to the Trustee to obtain instructions or guidance, associated with the execution of the External Agent's role pursuant to this agreement, the
          Trustee may act and rely, absolutely, upon the written instructions he receives in this respect from the Bank. This without derogating from any power and right granted to the Trustee pursuant to Section 8 below. If no written instructions are received from the Bank as stated
          above, the Trustee will not be required to give instructions or guidance to the External Agent.

     7.3  It is clarified that the Trustee's liability toward the shareholders will be only in accordance with the provisions in this agreement and that the agreement with the External Agent does not impose any additional liability and/or additional roles upon the Trustee.

     7.4  It is clarified that the Bank may amend the agreement with the
          External Agent, immaterial amendments, that are necessary in order to execute the Arrangement Plan, with the Trustee's written consent given in advance.

8.   THE TRUST PROVISIONS AND THE TRUSTEE'S POWERS

     8.1  In any case that in the Trustee's opinion, or those acting on his behalf, there will arise a doubt with respect to the correct interpretation of any of the provisions in this agreement or with respect to any action they must take or refrain from taking as Trustee pursuant to this agreement, the Trustee or anyone on his behalf, pursuant to their exclusive and absolute discretion may take, INTER
          ALIA, one or more of the routes detailed below:

          8.1.1 Approach the competent judicial authority with a motion to obtain instructions. The parties will have no allegations, claims or demands against the Trustee in connection with complying with the competent authority's instructions.

          8.1.2 To consult with and receive legal advice. For the sake of removing any doubt and without derogating from the generality of the other sections of this agreement, the Trustee or anyone on his behalf will not assume any liability in relation to the parties or anyone on their behalf, to the exclusion of reliance deriving from a malicious action by the Trustee or anyone on his behalf.

          8.1.3 To refuse to comply with any provision, demand, guidance or claim until the issue is duly resolved and to refrain from taking any action until it is resolved as stated above. Without
               derogating from the other sections in this agreement, by doing so, the Trustee or anyone on his behalf, will not be held
               accountable toward the parties or anyone on their behalf due to refusing to comply with such a provision, demand, guidance or claim and they may continue to refuse and refrain from taking any action until all the claims and demands have been settled by a final decision by a competent court.

          8.1.4 The Trustee or anyone on his behalf may presume that all original documents remitted to them by the parties to this agreement were authentic and likewise any documents that appeared to them to be transferred and signed by the parties.

     8.2  The Trustee, or anyone on his behalf, will not be obligated to execute any action:

          8.2.1 Imposing any liability or responsibility upon them unless cover for such liability, including (but not only) costs covering such actions are guaranteed in advance to their complete satisfaction;

          8.2.2 Contradicting the law or an instruction given by a competent authority or the provisions in this agreement.

9.   EXEMPTION, INDEMNIFICATION AND LIABILITY

     9.1  The Trustee will not be held accountable or liable for any claim, demand, expense, loss, damage, cost, liability, tax and fees and any other expense of any type caused or incurred due to an act or omission associated or deriving, directly or indirectly, from his actions as a
          Trustee or upon fulfilling his role as Trustee or those on his behalf pursuant to the provisions in this agreement, to the exclusion of those deriving from the Trustee's or anyone's on his behalf malicious act and/or as a result of gross negligence.

     9.2  The Trustee will not be held accountable toward the Bank and/or the shareholders and/or any other party for any loss and/or expense any of them incur as a result of the fact that the Trustee relied upon the completeness and correctness of information he received from the Bank and/or shareholders and/or Nominees Company and/or the External Agent
          or their authorized representatives.

     9.3  The Trustee will not be held accountable toward the Bank and/or shareholders and/or any other party with respect to any loss and/or expense any one of them incurs as a result of the fact that the
          Trustee acted pursuant to legal advice or a professional opinion he received from an external consultant that he hired.

     9.4  The Trustee's liability toward the Bank and toward the Beneficiary
          Shareholders is limited in accordance with the provisions in the law and in accordance with the provisions in this trust agreement as follows:

          9.4.1 The Trustee's liability toward the Beneficiary Shareholders whose shares are held by a Nominees Company is only to keep the consideration in a trust account as stated in this agreement and to transfer the consideration for the shares to the Nominees
               Company in accordance with this agreement. The Trustee's
               liability toward the Beneficiary Shareholders whose shares are held by a Nominees Company ends, completely and absolutely, upon transferring the consideration for the shares to the Nominees
               Company as stated in this agreement.

          9.4.2 The Trustee's liability toward the Israeli Beneficiary
               Shareholders is only to keep the consideration in the trust account as stated in this agreement and to transfer the
               consideration for the shares in accordance with this agreement.
               The Trustee's liability toward the Israeli Beneficiary
               shareholders ends, completely and absolutely, upon transferring the shares to the said shareholders in accordance with this agreement.

          9.4.3 The Trustee's liability toward the Foreign Beneficiary
               Shareholders is only to keep the consideration in the trust account as stated in this agreement and to transfer the
               consideration for the shares to the External Agent in accordance with this agreement. The Trustee's liability toward the Foreign
               Beneficiary Shareholders ends, completely and absolutely, upon transferring the shares to the External Agent in accordance with this agreement.

     9.5  For the sake of caution it is stressed that no liability is imposed upon the Trustee to check the External Agent's actions and performance of his role pursuant to the External Agent's agreement, and that his being held accountable toward the foreign shareholders is limited only to the provisions in this agreement.

     9.6  The Bank agrees that the Trustee's obligations pursuant to this agreement, including but not limited to the obligations to transfer the consideration for their shares to the Beneficiary Shareholders and the Foreign Beneficiary Shareholders is limited, at any given time, to the balance in the trust account at that time after deducting the
          Trustee's fees and expenses as agreed.

     9.7  So long as the Trustee - and anyone else appointed by the Trustee -
          performs an action pursuant to this agreement, including but not limited to initiating legal or other proceedings, the Trustee will be entitled to indemnification from the trust account for any expenditures the Trustee expended in connection with the actions so taken.

          Any action performed by the Trustee pursuant to this agreement, will be paid to the Trustee from the trust account pursuant to the
          Trustee's instruction and the Trustee will be required to notify the
          Bank of such action. The foregoing duty to notify the Bank will not apply to payments that are made by the Trustee to shareholders pursuant to this agreement.

     9.8  The Trustee will not be required to execute any action whereupon the trust account has insufficient funds to cover the expenses required to execute such an action prior to executing it.

10.  FEES, PAYMENTS, TAXES AND COMMISSIONS

     10.1 The Trustee's fees in consideration of the trust subject matter of this agreement will be as specified IN APPENDIX 10.1 to this agreement.

     10.2 The Trustee's fees and expenses, as detailed in the trust agreement, including but not limited to applications to the judicial authorities
          (insofar as necessary), the trust account commissions that are charged by the Banking corporation that manages the account, the External
          Agent's fees and other expenses that may derive from executing his role pursuant to this agreement, will be paid from the funds in the trust account and the fruits generated there from. If as a result thereof, there will be insufficient funds to actually pay the
          Beneficiary Shareholders, the Bank will be liable to supplement them and pay them to the Trustee.

     10.3 In addition to the foregoing, if the Trustee is required to perform exceptional actions such as applications to the court and the like, he will also be entitled to payment for the working hours he invested based on the rates specified in Appendix 10.1.

     10.4 Without derogating from the generality of the foregoing, the Trustee or anyone on his behalf will not be liable for any payment, cost, liability, damage, tax, commission or any other expense of any type and kind that is connected, directly or indirectly, to this agreement.

     10.5 From every payment that is supposed to be effected by the Trustee within the framework of this agreement, the Trustee will deduct tax at source or will refrain from executing such deductions in accordance with the rates that are determined in a tax ruling furnished to the
          Trustee in advance and subject to any relief from the tax authority pertaining to deductions of tax at source furnished to the Trustee by the Israeli Beneficiary Shareholders. The tax ruling that is furnished to the Trustee will determine a fixed rate percentage to deduct tax at source from the consideration transferred with respect to each class of shares and in accordance with the shareholders place of residence.
          It is stressed that the tax ruling will be precise and clear to the
          Trustee's satisfaction.

     10.6 If the tax ruling is not sufficiently precise and clear to the
          Trustee's satisfaction as aforesaid, the Bank will have to provide the
          Trustee, upon his demand, further clarifications to the tax ruling from the tax authorities, which will make the tax ruling precise and clear to the Trustee, in such a manner that he will be able to act according to it. If the tax ruling is worded such that it cannot be executed without certain documents, the Bank will have to provide these documents to the Trustee, according to his demand. As long as the Trustee has not been provided with the clarifications and/or
          (whichever is the case) the said documents, the Trustee may refuse to make the payments to which the tax ruling relates.

     10.7 By March 20th of each year the Trustee will send written confirmation pertaining to the deductions of tax at source to each one of the
          Beneficiary Shareholders who the Trustee deducted tax at source from the payment paid to him during the year ending on the last December
          31.

     10.8 If and insofar as the Bank asks the Trustee to do so, the Trustee will also send, at the time the payment is transferred to the Beneficiary
          Shareholder from whom tax was deducted at source, the confirmation pertaining to the deduction at source that was executed by the
          Trustee. In consideration of this service of sending the deduction of tax at source confirmation upon making the payment (as opposed to sending them collectively as stated in Section 10.7 above), the
          Trustee will be entitled to a special payment as detailed in Appendix
          10.1.

     10.9 The confirmation for Foreign Beneficiary Shareholders will be sent to the External Agent or the shareholder himself (according to the Bank's instructions) and will be in the format requested by the Bank and acceptable to the Trustee.

11.  MISCELLANEOUS

     11.1 The parties obtained all the approvals required by law to engage in this agreement.

     11.2 The Trustee undertakes to transfer to the Bank, at its request, periodic reports pertaining to his activities and the balance of the consideration in the trust account, including but not limited to account statements from the Bank in which the trust account is managed. The said periodic reports will be transferred by the Trustee to the Bank quarterly, during the course of the first year of the trust period, and annually during each of the remaining years of the trust period.

     11.3 The provisions in this agreement and the trust pursuant hereto will be kept confidential by the parties unless otherwise required in order to execute the provisions in this agreement. Additionally, each one of the parties may report to any body or authority as required pursuant to the law, instruction or request by that authority pertaining to this agreement and the provisions herein.

     11.4 This agreement will serve as an irrevocable letter of instructions for the Trustee and the Trustee's signature upon this trust agreement will serve and constitute confirmation and consent by him to act pursuant to the provisions contained herein. The parties' instructions are irrevocable and unreserved.

     11.5 The parties' instructions and guidance to the Trustee will be in writing only. The documents that the Trustee may accept pursuant to this agreement will only be original documents.

     11.6 Any changes to the provisions in this agreement will be executed in writing with the consent of all parties concerned.

     11.7 Exclusive judicial jurisdiction insofar as this agreement is concerned will be granted to the competent courts in the Tel-Aviv-Yaffo district and the law governing this agreement will be Israeli law only.

     11.8 Any notice sent by one of the parties to this agreement to another by registered mail will be considered as reaching its destination 3 business days after it is registered to be dispatched from the post office, and if delivered by courier it will be considered as if received on the same day, and if transmitted by facsimile during the course of the business day and during acceptable business hours, will be considered as received on the first business day thereafter.

             IN WITNESS WHEREOF THE PARTIES HERETO SET THEIR HANDS:

---------------------------                          ---------------------------
        THE BANK                                             THE TRUSTEE

                                                                      APPENDIX A
                                                          TO THE TRUST AGREEMENT

THE APPLICATION FOR APPROVAL OF THE SETTLEMENT AND ARRANGEMENT PLAN ATTACHED AS
APPENDIX A TO THE IMMEDIATE REPORT TO WHICH THIS APPLICATION TO APPROVE A
DISTRIBUTION CONSTITUTES APPENDIX B

                                                                      APPENDIX B
                                                          TO THE TRUST AGREEMENT

                                  PAYING AND REDEMPTION AGENT AGREEMENT

     THIS PAYING AND REDEMPTION AGENT AGREEMENT (this "Agreement") between
Industrial Development Bank of Israel Ltd., an Israeli corporation ("IDBI"), and
Mellon Investor Services LLC (operating with the service name BNY Mellon
Shareowner Services), a New Jersey limited liability company ("Agent"), is dated as of September 5, 2008.

     1. APPOINTMENT.

          (a) IDBI hereby appoints Agent to act as paying and redemption agent with respect to the redemption and/or purchase of its C, CC, D and DD shares ("Shares") registered with Mellon Investor Services LLC, in its capacity as transfer agent for the Shares ("Transfer Agent") (in total, approximately 4,000 registered holders) in exchange for a cash payment of
     U.S.$ amounts to be determined and notified to the Agent ("the Redemption and Purchase Consideration")prior to such payment.. Such exchange is part of an arrangement scheme between IDBI and its shareholders, which IDBI submitted for the approval of its shareholders and the competent court, and according to which IDBI's shares will be either redeemed or purchased ("the
     Redemption and Purchase"). Agent hereby accepts such appointment in accordance with and subject to the terms and conditions set forth in this
     Agreement.

          (b) The Redemption and Purchase will become effective after the approval of the above arrangement scheme and provided that there will be a purchaser for the Shares in accordance with the terms of the scheme. The
     Agent will be notified in writing by IDBI of the Effective Time of the
     Redemption and Purchase - i.e. the record date for holding Shares in order to be entitled for Redemption and Purchase Consideration - ("the Effective
     Time") at least 3 business days prior thereto.

          (c) IDBI will furnish Agent prior to the Effective Time, with copies of the following documents:

               (i) a letter from IDBI to holders of the certificated Shares, announcing that the redemption or purchase of their Shares has become effective, the amount of the Redemption and Purchase Consideration to be paid for their Shares ;

               (ii) the letter of transmittal (the "Letter of Transmittal") and the Declaration of Non-Residency in Israel to accompany certificates for Shares when surrendered for cash (such Letter of Transmittal to be in a form acceptable to Agent)

               (iii) a copy of a letter from IDBI to theTransfer Agent
          instructing Transfer Agent to close the transfer books for the Shares at the Effective Time.

               (iv) a letter from IDBI notifying Agent of the name of the trust company in Israel ("the Company") nominated by IDBI to receive and hold the Redemption and Purchase Consideration and to remit funds to
          Agent required to fund the redemption and purchase of Shares.

               (v) a letter from IDBI notifying Agent of the Redemption and
          Purchase Consideration for each class of Shares.

                                       1

          (d) Within five days after the Effective Time, IDBI will instruct the
     Transfer Agent to furnish to Agent (i) a certified list, in a format acceptable to Agent, of holders of Shares of record at the Effective Time, including each such holder's name, address, taxpayer identification number("TIN"), Share amount and any certificate detail (the "Record
     Stockholders list") and (ii) a Stop List prepared by the Transfer Agent.

          (e) Subject to the terms and conditions of this Agreement and IDBI's confirmation of the Effective Time pursuant to Section 1(b) hereof, Agent shall:

               (1) mail, by first class mail, each of the documents described in
          Sections 1(c)(i) and 1(c)(ii) above, together with a return envelope, to holders of record of certificated Shares at the Effective Time as set forth in Agent's Stockholders Records; and

               (2) accept certificates representing Shares, together with the accompanying Letters of Transmittal and (if submitted) Declaration of
          Non-Residency in Israel,- sent to Agent by such holders for surrender and send the certificates, and the Declaration of Non-Residency in
          Israel to the Company; and

               (3) Upon receiving funds from the Company for the surrendered certificates, make payment of the Redemption and Purchase
          Consideration, less any applicable tax withholding, to each such holder by the mailing of a check (by first class mail). Agent will send the above documents to the Company and requisition funds for payment therefor on an as needed basis for the first year of the
          Redemption and Purchase and on a monthly basis thereafter.

               Notwithstanding the above, if certificates representing Shares and other documents set forth in sub-section (2) above are submitted by a holder whose address, in the Record Stockholders list, is in
          Israel, the Agent will transfer such documents to the Company but will not requisition funds for payment therefor. The payment of the
          Redemption and Purchase Consideration for such Shares will be effected by the Company.

     2. PROCEDURE FOR DISCREPANCIES. Agent shall follow its regular procedures to attempt to reconcile any discrepancies between the number of certificated
Shares that any Letter of Transmittal and/or share certificate may indicate are owned by a surrendering stockholder and the number that the Agent's records indicate such stockholder owned of record as of the Effective Time. In any instance where Agent cannot reconcile such discrepancies by following such procedures, or where there are discrepancies between Agent's records and IDBI's records, as provided by it to the Company, Agent will act according to IDBI's instructions. In the absence of such instructions, Agent is authorized not to accept any such certificated Shares for payment hereunder and will return to the surrendering stockholder (at Agent's option by either first class mail under a blanket surety bond or insurance protecting Agent and IDBI from losses or liabilities arising out of the non-receipt or non-delivery of such Shares or by registered mail insured separately for the value of such Shares) to such stockholder's address as set forth in the Letter of Transmittal any certificates for Shares surrendered in connection therewith, the related Letters of
Transmittal and any other documents received with such Shares.

                                       2

     3. INTEREST PAYMENTS. Agent will not be obligated to calculate or pay interest to any holder or any other party.

     4. LOST CERTIFICATES. If any holder of Shares as of the Effective Time reports to Agent that his or her failure to surrender a certificate representing any Shares registered in his or her name at the Effective Time according to the
Agent's records is due to the theft, loss or destruction of such certificate, upon Agent's receipt from such stockholder of (a) an affidavit of such theft, loss or destruction, (b) a bond of indemnity in favor of IDBI and Agent, in form and substance satisfactory to Agent, and (c) payment of all applicable fees,
Agent will submit the above documents to the Company, together with (if submitted) the Declaration of Non-Residency in Israel and requisition funds for payment from the Redemption and Purchase Consideration to the former Shareholder as though the certificate for Shares had been surrendered. Agent may charge holders an administrative fee for processing payment with respect to Shares represented by lost certificates, which shall be charged only once in instances where a single surety bond obtained covers multiple certificates. Agent may receive compensation from the surety companies or surety agents for administrative services provided to them. Holders of Shares may obtain a bond of indemnity from a surety company of their choice, provided the surety company satisfies Agent's minimum requirements.

     5. ELIGIBILITY OF SHARES FOR PAYMENT. Other than as set forth in Exhibit A hereto, all Shares are eligible for payment regardless of any restrictive legend affixed thereupon or applicable thereto, any dissenter's rights and any other restrictions on payment.

     6. PROCEDURE FOR DEFICIENT ITEMS.

          (a) Agent shall examine the Letter of Transmittal and certificates for the Shares received by it as paying and redemption agent to ascertain whether they appear to have been completed and executed in accordance with the instructions set forth in the Letter of Transmittal. In the event Agent determines that any Letter of Transmittal does not appear to have been properly completed or executed, or where the certificates representing
     Shares do not appear to be in proper form for surrender, or any other deficiency in connection with the surrender appears to exist, Agent will follow, where possible, its regular procedures to attempt to cause such irregularity to be corrected. Agent is not authorized to waive any deficiency in connection with the surrender, unless IDBI provides written authorization to waive such deficiency.

          (b) If a Letter of Transmittal specifies that payment for Shares is to be made to a person other than the person in whose name a surrendered certificate is registered, Agent will make no payment for shares until such
     Letter of Transmittal has been properly endorsed with the signature guaranteed (or otherwise put in proper form for transfer).

          (c) If any such deficiency with respect to any certificated Shares is neither corrected nor waived, Agent shall return to the surrendering stockholder (at Agent's option by either first class mail under a blanket surety bond or insurance protecting Agent and IDBI from losses or liabilities arising out of the non-receipt or non-delivery of such Shares or by registered mail insured separately for the value of such Shares) to such stockholder's address as set forth in the Letter of Transmittal any certificates for Shares surrendered in connection therewith, the related
     Letters of Transmittal and any other documents received with such Shares.

                                       3

     7. CANCELLATION AND DEBIT OF SHARES. As of the Effective time, Agent , in its capacity as redemption and paying agent under this Agreement, will become the sole recordkeeping agent for the Shares, and shall maintain such records in accordance with its standard practices. Upon sending Share Certificates to the
Company, (a) the certificates representing such Shares will be canceled by Agent and (b) the book-entry Shares held in the records maintained by Agent shall be debited accordingly. Agent may reissue cancelled certificates where certificates are to be returned to a surrendering stockholder pursuant to Paragraph 2 or 6 above.

     8. REPORT OF ACTIVITY. Agent will forward to the Company (with a copy to
IDBI),during the first year after the Effective Time, on a quarterly basis and thereafter on an annual basis, a report of the number of Shares surrendered and the aggregate amount of cash paid therefor during the past quarter/year, and otherwise, upon the Company's reasonable request.

     9. TAX REPORTING.

          (a) On or before January 31st of the year following the year that
     Redemption and Purchase Consideration is paid to a stockholder, Agent shall prepare and mail to each such stockholder, other than stockholders who demonstrate their status as nonresident aliens in accordance with U.S.
     Treasury Regulations ("Foreign Stockholders"), a Form 1099-B reporting the
     Redemption and Purchase Consideration as of the year of payment, in accordance with U.S. Treasury Regulations. Agent shall also prepare and file copies of such Forms 1099-B by magnetic tape with the Internal Revenue
     Service on or before February 28th of the year following the payment of
     Redemption and Purchase Consideration for Shares, in accordance with U.S.
     Treasury Regulations.

          (b) With respect to any surrendering stockholder whose TIN has not been certified as correct and relates to a post-1983 account, Agent shall deduct and withhold the appropriate backup withholding tax from any payment made to such stockholder (other than a Foreign Stockholder) pursuant to the
     Internal Revenue Code.

          (c) Should any issue arise regarding federal income tax reporting or withholding, Agent shall take such reasonable action as IDBI may reasonably request in writing. Such action may be subject to additional fees.

          (d) Any applicable tax withholding from source for Israeli holders registered with the Agent regarding the Redemption and Purchase funds will be carried out solely by the Company and the Agent will be under no duty to perform such withholding functions and/or to verify that the Company has so performed such withholding. Without derogating from the generality of
     Section 13 below, IDBI will indemnify and hold Agent harmless from and against, any loss, liability, claim, cost, expense or demand from the
     Israeli tax authorities arising out of or in connection with tax withholding from source for holders registered with the Agent or for any holder with respect to Israeli tax withholding.

                                       4

     10. UNEXCHANGED STOCKHOLDERS. Approximately six months after the Effective
Time, Agent shall mail a follow-up letter to all stockholders who did not surrender their Share certificates for payment or supply an affidavit and bond of indemnity pursuant to Section 5 hereof. The follow-up letter will be mailed with a Letter of Transmittal, return envelope, and W-9 Guidelines. After the one-year anniversary of the Effective Time, for the purpose of facilitating the surrender of certificated Shares and the payment of Redemption and Purchase
Consideration, Agent may use the services of a stockholder locating service provider selected by Agent (without charge to IDBI and/or the Company) to locate and contact (a) holders who have not surrendered their Share certificates, including lost stockholders, and (b) former holders of Shares, if any, who have not yet cashed their checks representing payment of Redemption and Purchase
Consideration, which provider has agreed to compensate Agent for processing and other services Agent provides in connection with such locating services. Such provider shall inform any such located stockholders that they may choose either
(i) to contact Agent directly to surrender their certificated Shares, if applicable, and to receive a check for payment of Redemption and Purchase
Consideration at no charge other than any applicable fees contemplated by
Section 5 hereof or (ii) to utilize the services of such provider for a fee, which may not exceed the lesser of 15% of the total value of such stockholder's
Redemption and Purchase Consideration or the maximum statutory fee permitted by the applicable state jurisdiction. If IDBI requires Agent to work with a locating service provider other than one selected by Agent, additional fees may apply.

     11. ESCHEATMENT.

     (a)  Agent shall identify, report and deliver unclaimed Redemption and
          Purchase Consideration to all states and jurisdictions of the United
          States in accordance with the applicable abandoned property laws, only as to said consideration requisitioned and received by it hereunder.

     (b)  Agent shall not identify, report or deliver any unclaimed Redemption and Purchase Consideration not received by it and shall have no responsibility with respect thereto. IDBI shall have sole
          responsibility to identify, report and deliver any such property which may be subject to the abandoned property laws of the various states and jurisdictions of the United States and/or the abandoned property laws of Israel and IDBI will indemnify Agent and hold it harmless from and against any loss, liability, claim, cost, expense or demand arising out of any failure or claimed failure by it to do so.

     (c)  For the avoidance of doubt, Agent shall not identify, report or deliver any unclaimed funds or Shares that are held by the Transfer
          Agent and IDBI will indemnify Agent and hold it harmless from and against any loss, liability, claim, cost, expense or demand arising out of any failure or claimed failure by it to do so.

     12. AUTHORIZATIONS AND PROTECTIONS. As agent for IDBI hereunder Agent:

          (a) shall have no duties or obligations other than those specifically set forth herein or as may subsequently be agreed to in writing by Agent and IDBI;

          (b) shall have no obligation to make payment for any surrendered
     Shares unless the Company shall have provided the necessary federal or other immediately available funds to pay in full amounts due and payable with respect thereto;

                                       5

          (c) shall be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value, or genuineness of any certificates or the Shares represented thereby surrendered hereunder and will not be required to and will make no representations as to, or be responsible for, the validity, sufficiency, value or genuineness of the
     Redemption and Purchase;

          (d) shall not be obligated to take any legal action hereunder; if, however, Agent determines to take any legal action hereunder, and, where the taking of such action might, in Agent's judgment, subject or expose it to any expense or liability, Agent shall not be required to act unless it shall have been furnished with an indemnity satisfactory to it;

          (e) may rely on, and be fully authorized and protected in acting or failing to act upon any certificate, instrument, opinion, notice, letter, telegram, telex, facsimile transmission or other document or security delivered to Agent and believed by Agent to be genuine and to have been signed by the proper party or parties;

          (f) shall not be liable or responsible for any recital or statement contained in the Redemption and Purchase Scheme or any other documents relating thereto;

          (g) shall not be liable or responsible for any failure of IDBI to comply with any of its obligations relating to the Redemption and Purchase, including without limitation obligations under applicable securities laws, including, without limitation, abandoned property laws of the various states of the United States;

          (h) shall not be liable to any holder of Shares for any Redemption and
     Purchase Consideration payable with respect to such Shares and any related unclaimed property that has been delivered to a public official pursuant to applicable abandoned property law;

          (i) may rely on and shall be authorized and protected in acting or failing to act upon (i) the written, telephonic, electronic or oral instructions of any authorized representative of the Company and/or IDBI with respect to any matter relating to Agent acting as paying and redemption agent pursuant to this Agreement; (ii) any guaranty of signature by an "eligible guarantor institution" that is a member or participant in the Securities Transfer Agents Medallion Program, Foreign Investor
     Registered Securities Transfer Global Program or other comparable
     "signature guarantee program" or insurance program in addition to, or in substitution for, the foregoing; or (iii) any law, act, regulation or any interpretation of the same even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed;

          (j) may consult counsel satisfactory to Agent (including internal counsel), and the advice of such counsel shall be full and complete authorization and protection in respect of action taken, suffered or omitted by Agent hereunder in good faith and in reliance upon the advice of such counsel;

          (k) may perform any of its duties hereunder either directly or by or through agents or attorneys; and

          (l) is not authorized, and shall have no obligation, to pay any brokers, dealers, or soliciting fees to any person.

                                       6

     13. INDEMNIFICATION. IDBI shall indemnify Agent for, and hold Agent harmless from and against, any loss, liability, claim (whether with or without basis in fact or law), demand, cost or expense (collectively, "Loss") arising out of or in connection with Agent's duties under this Agreement or this appointment, including the costs and expenses of defending itself against any
Loss or enforcing this Agreement, except to the extent that such Loss shall have been determined by a court of competent jurisdiction to be a result of Agent's gross negligence or intentional misconduct.

     14. LIMITATION OF LIABILITY.

          (a) In the absence of gross negligence or intentional misconduct on its part, Agent shall not be liable for any action taken, suffered, or omitted by it or for any error of judgment made by it in the performance of its duties under this Agreement. Anything in this Agreement to the contrary notwithstanding, in no event shall Agent be liable for special, indirect, incidental, consequential or punitive losses or damages of any kind whatsoever (including but not limited to lost profits), even if Agent has been advised of the possibility of such losses or damages and regardless of the form of action. Any liability of Agent will be limited in the aggregate to the amount of fees paid by the Company (on behalf of IDBI) and/or IDBI hereunder.

          (b) If any question or dispute arises with respect to the proper interpretation of this Agreement or Agent's duties hereunder or the rights of the other parties hereunder or of any stockholders, Agent shall not be required to act and shall not be held liable or responsible for failing or refusing to act until the question or dispute has been (i) judicially settled (and Agent may, if it deems it advisable, but shall not be obligated to, file a suit in interpleader or for a declaratory judgment for such purpose) by a final judgment of a court of competent jurisdiction that is binding on all stockholders and parties interested in the matter and is no longer subject to review or appeal, or (ii) settled by a written document in form and substance satisfactory to Agent and executed by IDBI and each such stockholder and party.

     15. REPRESENTATIONS, WARRANTIES AND COVENANTS. IDBI represents, warrants and covenants that (a) it is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, (b) the making and consummation of the Redemption and Purchase and the execution, delivery and performance of all transactions contemplated thereby (including without limitation this Agreement) have been duly authorized by all necessary corporate action and do not and will not conflict with, violate, result in a breach of or constitute a default under the certificate of incorporation or bylaws of IDBI, any law or regulation, any order or decree of any court or public authority having jurisdiction, or any mortgage, indenture, contract, agreement or undertaking to which it is a party or is bound, (c) this Agreement has been duly executed and delivered by IDBI and constitutes its legal, valid, binding and enforceable obligation, (d) the Redemption and Purchase will comply in all material respects with all applicable requirements of law and (e) to the best of its knowledge, there is no litigation pending or threatened as of the date hereof in connection with the Redemption and Purchase.

                                       7

     16. NOTICES. All notices, demands and other communications given pursuant to the terms and provisions hereof shall be in writing, shall be deemed effective on the date of receipt, and may be sent by facsimile, overnight delivery services, or by certified or registered mail, return receipt requested to:

If to IDBI:                                        with an additional copy to:

Industrial Development Bank of Israel Ltd.         Industrial Development Bank of Israel Ltd.
82 Menahem Begin Road, 4th Floor                   82 Menahem Begin Road, 4th Floor
Tel Aviv 61200                                     Tel Aviv 61200
Israel                                             Israel
Attn: Natan Atlas, Corporate Secretary             Attn: Michael Warzager, Legal Department
Tel: 972-3-6272796                                 Tel: 972-3-6272781
Fax: 972-3-6272723                                 Fax: 972-3-6272723

If to the Company:                                 As notified in writing by the
                                                   Company after its nomination
                                                   by IDBI

[Add contact information]

If to Agent:                                       with an additional copy to:

Mellon Investor Services LLC                       Mellon Investor Services LLC
480 Washington Blvd, 27th Floor                    480 Washington Blvd, 29th Floor
Jersey City, NJ 07310                              Jersey City, NJ 07310
Attn: Stephen Gilbert, Event Manager               Attn: Legal Department
Tel: (201) 680-2281                                Tel: (201) 680-2198
Fax: (201) 680-4665                                Fax: (201) 680-4610

     17. SPECIMEN SIGNATURES.

          (a) Set forth in Exhibit B hereto is a list of the names, titles and specimen signatures of the persons authorized to act for IDBI under this
     Agreement. The Secretary of IDBI shall, from time to time, certify to Agent the names, titles and signatures of any other persons authorized to act for
     IDBI under this Agreement.

          (b) A similar list shall be provided to Agent by the Company and the
     Secretary of the Company shall certify to Agent as aforesaid.

                                       8

     18. CONFIDENTIALITY.

          (a) In connection with Agent's appointment hereunder, each party shall obtain confidential information related to the other party or its stockholders that is not available to the general public ("Confidential
     Information"). Each party agrees that the Confidential Information shall be held and treated by it, its directors, officers, employees, affiliates, agents and subcontractors (collectively, "Representatives") in confidence and, except as hereinafter provided, shall not be disclosed in any manner whatsoever except as otherwise required by law, regulation, subpoena or governmental authority. Confidential Information shall be used by each party and its Representatives only for the purposes for which provided and shall be disclosed by such party only to those Representatives who have a need to know in order to accomplish the business purpose in connection with which the Confidential Information has been provided. Confidential
     Information does not include information that (i) is now or subsequently becomes generally available to the public through no fault or breach on the part of the receiving party; (ii) the receiving party had rightfully in its possession prior to disclosure to it by the disclosing party; (iii) is independently developed by the receiving party without the use of or reference to any Confidential Information; (iv) the receiving party rightfully obtains on a non-confidential basis from a source other than the disclosing party who has the right to transfer or disclose it; (v) the terms and conditions of this Agreement and the exhibits attached hereto
     (which may be submitted to IDBI's stockholders as part of the scheme's documentation .

          (b) In connection with the provision of services under this Agreement,
     IDBI may direct Agent to release information, including non-public personal information ("NPPI"), as defined in Title V of the Gramm Leach Bliley Act and the regulations issued thereunder (including but not limited to
     Regulation P of the Board of Governors of the Federal Reserve) to IDBI's
     agents or other third party service providers, including, without limitation, broker/dealers, custodians and depositories. In addition, IDBI consents to the release of information, including NPPI, (i) to any of
     Agent's Representatives in connection with the services provided hereunder and (ii) as required by law, regulation, subpoena or governmental authority. Agent shall not be liable for the release of information in accordance with the foregoing provisions.

     19. COMPENSATION AND EXPENSES.

          (a) IDBI shall pay to Agent compensation in accordance with the fee schedule attached as Exhibit C hereto, together with reimbursement for reasonable fees and disbursements of counsel, regardless of whether any
     Shares are surrendered to Agent, for Agent's services as paying and redemption agent hereunder.

          (b) IDBI shall be charged for certain expenses advanced or incurred by
     Agent in connection with Agent's performance of its duties hereunder. Such charges include, but are not limited to, stationery and supplies, such as checks, envelopes and paper stock, as well as any disbursements for telephone and document creation and delivery. While Agent endeavors to maintain such charges (both internal and external) at competitive rates, these charges may not reflect actual out-of-pocket costs, and may include handling charges to cover internal processing and use of Agent's billing systems.

          (c) All amounts owed to Agent hereunder are due within thirty (30)
     days of the invoice date. Delinquent payments are subject to a late payment charge of one and one half percent (1.5%) per month commencing forty-five
     (45) days from the invoice date. The Company agrees to reimburse Agent for any attorney's fees and any other costs associated with collecting delinquent payments.

                                       9

          (d) No provision of this Agreement shall require Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights.

          (e) The above fees, reimbursements, expenses and charges may be paid to Agent also by the Company, and after Agent was notified of the Company's nomination, Agent shall mail its bills for the above directly to the
     Company; provided however, that IDBI shall have the obligation to pay the above fees, reimbursements, expenses and charges of Agent.

     20. TERMINATION. Either party may terminate this Agreement upon 90 days prior written notice to the other party. Unless so terminated, this Agreement shall continue in effect until all Shares have been received and paid for or until 7 years have elapsed from the Effective Time, whichever comes first. In the event of such termination, IDBI may appoint a successor paying and redemption agent and inform Agent of the name and address of any successor paying and redemption agent so appointed, provided that no failure by IDBI to appoint such a successor paying agent shall affect the termination of this
Agreement or the discharge of Agent as paying agent hereunder. Upon any such termination, Agent shall be relieved and discharged of any further responsibilities with respect to its duties hereunder. Upon payment of all outstanding fees and expenses hereunder, Agent shall promptly forward to the
Company or its designee any unpaid Redemption and Purchase Consideration deposited with Agent pursuant to Section 4 hereof and any certificate for
Shares, Letter of Transmittal or other document that Agent may receive after its appointment has so terminated.

     21. FORCE MAJEURE. Agent shall not be liable for any failures, delays or losses, arising directly or indirectly out of conditions beyond its reasonable control including, but not limited to, acts of government, exchange or market ruling, suspension of trading, work stoppages or labor disputes, fires, civil disobedience, riots, rebellions, storms, electrical or mechanical failure, computer hardware or software failure, communications facilities failures including telephone failure, war, terrorism, insurrection, earthquakes, floods, acts of God or similar occurrences.

     22. SUBMISSION TO JURISDICTION; FOREIGN LAW.

          (a) The parties irrevocably (i) submit to the non-exclusive jurisdiction of any New York State court sitting in New York City or the
     United States District Court for the Southern District of New York in any
     action or proceeding arising out of or relating to this Agreement, (ii)
     waive, to the fullest extent they may effectively do so, any defense based on inconvenient forum, improper venue or lack of jurisdiction to the maintenance of any such action or proceeding, and (iii) waive all right to trial by jury in any action, proceeding or counterclaim arising out of this
     Agreement or the transactions contemplated hereby.

          (b) Agent shall not be required hereunder to comply with the laws or regulations of any country other than the United States of America or any political subdivision thereof. Agent may consult with foreign counsel, at
     IDBI's expense, to resolve any foreign law issues that may arise as a result of IDBI or any other party being subject to the laws or regulations of any foreign jurisdiction.

                                       10

     23. MISCELLANEOUS.

          (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to conflict of laws rules or principles.

          (b) No provision of this Agreement may be amended, modified, or waived, except in writing signed by both parties.

          (c) In the event that any claim of inconsistency between this
     Agreement and the terms of the Redemption and Purchase scheme arise, as they may from time to time be amended, the terms of the Redemption and
     Purchase scheme shall control, except with respect to the duties, liabilities and rights, including compensation and indemnification, of
     Agent as paying and redemption agent, which shall be controlled by the terms of this Agreement.

          (d) If any provision of this Agreement shall be held illegal, invalid, or unenforceable by any court, this Agreement shall be construed and enforced as if such provision had not been contained herein and shall be deemed binding and enforceable to the full extent permitted by applicable law.

          (e) This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the respective successors and assigns of the parties hereto.

          (f) This Agreement may not be assigned, or otherwise transferred, in whole or in part, by either party without the prior written consent of the other party, which the other party will not unreasonably withhold, condition or delay; provided that (i) consent is not required for an assignment to an affiliate of Agent and (ii) any reorganization, merger, consolidation, sale of assets or other form of business combination by
     Agent shall not be deemed to constitute an assignment of this Agreement..
     Any attempted assignment in violation of the foregoing will be void.

          (g) Sections 12,13, 14, 15, 18, 19, 20, 22 and 23 hereof shall survive termination of this Agreement.

          (h) Nothing in this Agreement shall be construed to give any person or entity other than Agent and IDBI any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of Agent and IDBI.

          (i) The headings contained in this Agreement are for the purposes of convenience only and are not intended to define or limit the contents of this Agreement.

          (j) This Agreement may be executed manually in any number of counterparts, each of which such counterparts, when so executed and delivered, shall be deemed an original, and all such counterparts when taken together shall constitute one and the same original instrument.

          (k) This Agreement constitutes the entire understanding of the parties with respect to the subject matter hereof and supercedes all prior written or oral communications, understandings, and agreements with respect to the subject matter of this Agreement. The parties acknowledge that the Exhibits hereto are an integral part of this Agreement.

                                       11

          (l) IDBI acknowledges that Agent is subject to the customer identification program ("Customer Identification Program") requirements under the USA PATRIOT Act and its implementing regulations, and that Agent must obtain, verify and record information that allows Agent to identify
     IDBI and the Company. Accordingly, prior to accepting an appointment hereunder, Agent may request information from IDBI that will help Agent to identify IDBI, including without limitation IDBI's physical address, tax identification number, organizational documents, certificate of good standing, license to do business, or any other information that Agent deems necessary. IDBI agrees that Agent cannot accept an appointment hereunder unless and until Agent verifies IDBI's identity in accordance with the
     Customer Identification Program requirements. This provision shall also apply with regard to the Company upon its nomination by IDBI.

         [The remainder of this page has been intentionally left blank.
                            Signature page follows.]

                                       12

IN WITNESS WHEREOF, the parties hereto have executed this Agreement by their duly authorized officers as of the day and year above written.

INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

By: _____________________________________
Name:
Title:

MELLON INVESTOR SERVICES LLC

By: _____________________________________
Name:
Title:

Exhibit A  Ineligible Shares
Exhibit B  List of Authorized Representatives
Exhibit C  Schedule of Fees

                                       13

                                    EXHIBIT A

                                INELIGIBLE SHARES

                                      NONE

SHAREHOLDER                               CERTIFICATE NUMBERS (IF ANY) OF SHARES

                                    EXHIBIT B

                       LIST OF AUTHORIZED REPRESENTATIVES

NAME                                  TITLE                   SPECIMEN SIGNATURE

Uri Galili                     General Manager

Michael Warzager               General Counsel

Rimon Shmaya                   Comptroller

Nathan Dekel                   Operations Manager

Nuriel Ben Or                  Ass't. Operations Manager

Natan Atlas                    Corporate Secretary

                                                                       EXHIBIT C

                                SCHEDULE OF FEES

ACCEPTANCE AND SET-UP FEE                                         $     7,500.00

ANNUAL FACILITY FEE                                               $     5,000.00
Payable at the start of the Billing Year

PROCESSING HOLDERS, EACH HOLDER                                   $        20.00
Including Opening of Mail Items, Examining & Canceling
Certificates, Data Entry/System Updates, Quality Control,
Issuance & Reconciliation, Check Preparation, Processing of
All Certificates, Standard 1099 Issuance & Tax Reporting,
Payment/Issuance, Funds Transfer

ACCOUNTS REQUIRING SPECIAL HANDLING, EACH                         $        25.00
Special Mail, Transfers, Correspondence, Back-up
Withholding, Non-standard LT, Legal Items, etc

CALL CENTER SERVICE FEE, ONE TIME PAYMENT                         $     2,500.00
Toll Free 800 Number Service Set-Up, Material Distribution,
Testing, Training, & Handling Inquiries

OFFICE OF FOREIGN ASSET CONTROL (OFAC) REPORTING, EACH HOLDER           Included

SPECIAL SERVICES, ONLY IF APPLICABLE:
         * Additional Changes to Shareholder File                 $50.00/account
         * Special Tax Reporting                                  $ 3.00/account
         * Internal Attorney Review of Agreement (if              $     1,500.00
           there are any variations on the standard
           language)
         * Mail Date Changes                                      $       500.00
         * Effective Date Changes                                 $       500.00
         * Changes to Standard Documents                            By Appraisal
         * Additional Special Services                              By Appraisal

OUT OF POCKET EXPENSES                                                Additional
Including Postage, Printing of Exchange Materials,
Stationery, Overtime, Transportation, Microfilming, etc. (1)

                                                                      ----------

(1) Typesetting vendors charge a rush premium if less than 48 hours is given.
Printing vendors charge a rush premium if less than 5 business days is given.

                                                                   APPENDIX 10.1
                                                          TO THE TRUST AGREEMENT

                                 TRUSTEE'S FEES

1.   For the first year of the trust (which will begin on the Deposit Date) the
     Trustee will receive in Shekels an amount equal to 18,000 (eighteen thousand) Dollars.

2.   For the second and third year of the trust (each year separately) the
     Trustee will receive in Shekels an amount equal to 12,500 (twelve thousand and five hundred) Dollars.

3.   For each of the remaining years of the trust, the fourth, fifth, six and seventh, Shekels in an amount equal to 7,000 (seven thousand) Dollars.

4.   The payments according to Sections 1-3 above shall be paid in advance, at the beginning of each year for that year.

5.   For each of the above years of the trust for which the Trustee (pursuant to a ruling of the tax authorities provided to him) performs deduction at source from the payments he made to the Beneficiary Shareholders, the
     Trustee will be entitled to an additional payment of 1,500 (one thousand and five hundred) Dollars. This payment shall be made at the beginning of the year for the prior year.

6.   If the trust period shall terminate prior to seven years from its beginning, the Trustee will be entitled to a proportional payment for the above amounts for that part of the year that was included in the trust period and will not be entitled to any payment for the remainder of the years after the end of the period.

7.   For working hours actually invested by the Trustee for exceptional work set forth in Section 10.3 of the agreement, the Trustee will receive in Shekels an amount equal to 150 (one hundred and fifty) Dollars per hour. This payment shall be made at the beginning of each month, for the prior month.
     To avoid any doubt, working hours entitling payment do not include work time of internal services such as typing, photocopying, secretarial services and the like of the Trustee's employees.

8.   The payment in Shekels of the said amounts in Dollars shall be made according to the representative rate of the dollar published prior to the date of payment.

9.   For each tax withholding confirmation that the Trustee will send to a
     Beneficiary Shareholder at the time of the payment according to Section
     10.8 of the agreement, the Trustee will receive an amount of NIS 75
     (seventy five).

10.  In the event that during the first year of the trust the Trustee has to make transfers of consideration to the External Agent (according to Section
     4.6 above) more than 36 (thirty six) times, the Trustee will be entitled to a payment of NIS 250 for each additional time (above the 36) he must make a transfer.

11.  In the event that the Arrangement Plan is not approved by the Court, or the
     Plan is approved by Court but the trust is not implemented due to the non-completion of the sale process of the shares of the Bank according to the Plan, the Bank shall pay the Trustee (within 15 days of the occurrence of "the entitling incident" as aforesaid) an amount of NIS 20,000 (twenty thousand) as the sole and exclusive payment according to this agreement and in connection thereto.

12.  VAT as required by law shall be added to the above amounts.

13.  The expressions in this appendix will have the meaning given to them in the agreement to which the appendix is attached.

                                                                      APPENDIX C
                                                         TO THE IMMEDIATE REPORT

In the District Court                                                    2068/08
In Tel Aviv - Jaffa

In the matter of:         Section 303 of the Companies Law, 5759 - 1999 ("THE
                          COMPANIES LAW")

The Applicant:            Industrial Development Bank of Israel Ltd.(Public
                          Company 52-002192-4)
                          ("THE BANK" or "THE APPLICANT")
                          By its attorneys, Adv. Ehud Sol and/or Asher Dovev
                          Herzog, Fox, Ne'eman and Co.
                          4 Weizmann Street, Tel Aviv 64239
                          Phone: 03-692-2020, Fax: 03-696-6464

APPLICATION FOR APPROVAL OF A DISTRIBUTION THAT DOES NOT UPHOLD THE PROFIT TEST
                  PURSUANT TO SECTION 303 OF THE COMPANIES LAW
                                   (EX-PARTE)

The Honorable Court is hereby requested to approve the Applicant's carrying out a distribution that does not uphold the Profit Test as defined in Section 303 of the Companies Law, - 1999 ("THE COMPANIES LAW"), by one of the two following alternatives: (i) to redeem the D and DD Preference shares of the Bank ("GROUP D
SHARES") which are not held by the State of Israel, and to transfer to their owners, via a trustee who will be appointed for this purpose, cash proceeds with a maximum total of US$ 12,517,944 (the exact amount will be calculated pursuant to the date of payment) ("REDEMPTION OF THE GROUP D SHARES"), or (ii) to pay the
C, CC and CC1 Preference shareholders ("GROUP C SHARES") half of the preferred dividend payments in arrears that have accumulated on their shares during the period beginning on the 1st of July 2002 and ending on the 31st of July 2008, with an over-all Shekel total that is equivalent to US $8,093,472 at the representative rate that will be published on the business day preceding the
31st of July 2008, plus linkage differentials and interest pursuant to the
Interest and Linkage Determination Act, 1961, from the 31st of July 2008 until the date of payment ("DISTRIBUTION OF THE COMPROMISE DIVIDEND"). (The two
alternatives will hereinafter be referred to as "THE DISTRIBUTION").

THIS APPLICATION IS FILED AS AN INSEPARABLE PART OF THE APPLICATION FOR APPROVAL
OF THE SETTLEMENT AND ARRANGEMENT PLAN BETWEEN THE BANK AND ITS SHAREHOLDERS
PURSUANT TO SECTION 350 OF THE COMPANIES LAW, WHICH IS FILED IN THE HONORABLE
COURT IN PARALLEL TO THE FILING OF THIS APPLICATION ("THE APPLICATION FOR
APPROVAL OF THE ARRANGEMENT"). THE STATED SETTLEMENT ARRANGEMENT INCLUDES TWO
ALTERNATIVE SCENARIOS, WHERE IN ACCORDANCE WITH THE FIRST SCENARIO, ALL OF THE
BANK'S SHARES WILL BE SOLD TO AN OUTSIDE INVESTOR, AND GROUP D SHARES THAT ARE
NOT HELD BY THE STATE OF ISRAEL WILL BE REDEEMED BY THE BANK SUCH THAT THE
APPLICANT WILL BE MAINTAINED AS A "GOING CONCERN". IT IS EMPHASIZED THAT THE
GROUP D SHARES THAT ARE NOT HELD BY THE STATE OF ISRAEL ARE, FOR THE MOST PART,
OWNED BY RESIDENTS OF THE UNITED STATES, AND THE LOCATION OF MANY OF THEM IS NOT
AT ALL KNOWN TO THE BANK. AS PART OF CARRYING OUT THE ARRANGEMENT PLAN, THE
CONSIDERATION FOR THESE SHARES WILL BE DEPOSITED WITH A TRUSTEE. SHOULD PART OF
THE CONSIDERATION NOT BE DEMANDED, THEN MOST OF THE CONSIDERATION THAT HAS NOT
BEEN PAID WILL BE RETURNED TO THE BANK, AND ITS BALANCE WILL BE RETURNED TO THE
STATE OF ISRAEL, AS DETAILED IN THE APPLICATION FOR APPROVAL OF THE ARRANGEMENT.

SHOULD THE PROCESS OF SELLING ALL OF THE BANK'S SHARES NOT BE COMPLETED BY THE
31ST OF DECEMBER 2009 (THE FIRST SCENARIO AS DETAILED IN THE APPLICATION FOR
APPROVAL OF THE ARRANGEMENT PLAN), THE DISTRIBUTION WILL NOT BE CARRIED OUT
THROUGH A REDEMPTION OF D SHARES. IN PLACE OF THIS, THE SECOND SCENARIO AS
DETAILED IN THE APPLICATION FOR APPROVAL OF THE ARRANGEMENT PLAN, WHICH
INCLUDES, INTER ALIA, THE DISTRIBUTION OF THE COMPROMISE DIVIDEND TO GROUP C
SHAREHOLDERS, WILL TAKE PLACE.

It is emphasized that the Bank's capital, including its Preference shares,
MEANING THE SURPLUS OF ASSETS OVER THE LIABILITIES OF THE BANK IN ACCORDANCE
WITH ITS FINANCIAL REPORTS TO THE 31ST OF MARCH 2008, STOOD AT NIS 558 MILLION.
Performance of the requested distribution (whether via Redemption of the Group D
Shares or via the Distribution of the Compromise Dividend), is part of the arrangement plan in the framework of which the State is returning to the Bank its perpetual deposit (in whole, except for some 8 million Dollars of it) to an overall amount of some NIS 820 - 850 million, a return that would not have been carried out had it not been for the arrangement plan and had it not been for the requested distribution, which constitutes an integral part thereof. That is to say, on the one hand, that the Bank has a surplus of assets over liabilities that immeasurably exceeds the scope of the requested distribution, and on the other hand, the requested distribution constitutes a part of a plan that dramatically improves the Bank's cash flow. Therefore, there is no reasonable concern that the requested distribution will prevent the Bank from meeting its existing and expected liabilities at the time that their fulfillment arrives.

THE FOLLOWING ARE THE GROUNDS FOR THE APPLICATION:

1.   DESCRIPTION OF THE BANK AND THE BANK'S ARTICLES OF ASSOCIATION

     A full description of the Bank and its activities in the past few years, including the processes that preceded and led to the filing of the
     Application for Approval of the Arrangement, are broadly detailed in the
     Application for Approval of the Arrangement, which is attached to this application as APPENDIX A.

     It is emphasized that, unless stated otherwise, all the terms that serve in this application shall have the meaning attributed to them as detailed in the application for approval of the arrangement plan.

     In accordance with the Bank's Articles of Association, the Bank issued
     Group D shares as redeemable Preference shares. It is emphasized that the
     Articles of Association do not include any limitation regarding the manner of redemption of the shares. Moreover, to the date of filing this application, the Bank does not have any liability where there exists a reasonable concern that the performance of the Distribution, whether via a
     Redemption of the Group D Shares or whether via the Distribution of the
     Compromise Dividend, as requested in this application, will prevent the
     Bank from meeting it.

2.   DESCRIPTION OF THE DISTRIBUTION

     The distribution requested in this application, with both of the alternative scenarios for performance, constitutes an inseparable part of the application for approval of the arrangement plan, and it shall not be carried out if the arrangement plan is not approved by the Bank's shareholders and by the Honorable Court.

     2.1  DISTRIBUTION VIA REDEMPTION OF THE GROUP D SHARES

          As an inseparable part of the arrangement plan, and should the first scenario as detailed in the application for approval of the arrangement plan take place, the Bank has decided to redeem, from its own resources, the Group D Shares that are not held by the State of
          Israel, in accordance with the redemption terms set forth in their terms of issue and the grossing up as detailed in the perpetual deposit agreement, meaning (1) redemption of the D Preference shares at a premium of 5.625% of the face value, totaling US $105.625 per share plus payment of the accumulated preference dividend in arrears at an annual rate of 7.5% and calculated on the dollar value of the share (US$100) from the 1st of July 2002 until and including the day prior to the date of payment and (2) redemption of the DD Preference shares in exchange for their full face value, totaling US $1,000 for each DD share plus payment of the accumulated preference dividend in arrears at an annual rate of 7.5% and calculated on the dollar value of the share (US$1,000) from the 1st of July 2002 until and including the day prior to the date of payment, and with a maximum total of up to US $12,517,944 to the Group D share holders from among the public
          (as of the 31st of December 2009). This amount should decrease if the date of the redemption is made prior to the 31st of December 2009, or in a case where the State of Israel shall purchase additional Group D shares from the public.

          It is emphasized that the purpose of the distribution via redemption of D shares is to return to public holders of Group D Shares their portion of the money that was invested in the Bank plus the accumulated dividend, as an inseparable part of the arrangement plan.

     2.2  DISTRIBUTION VIA THE DISTRIBUTION OF THE COMPROMISE DIVIDEND TO GROUP
          C SHAREHOLDERS

          As an inseparable part of the arrangement plan, and should the second scenario as detailed in the application for approval of the arrangement plan take place, the Bank shall pay Group C share holders, on the 31st of December 2009 or at the time of issuing a liquidation order against the Bank, or at the time of passing a resolution to liquidate the Bank voluntarily by the General Meeting of the Bank (the earlier of them), half of the preference dividend in arrears, at an annual rate of 6%, which has accumulated on their shares during the period beginning on the 1st of July 2002 and ending on the 31st of
          July 2008, totaling US $8,093,472, in Shekels, in accordance with the representative dollar rate that shall be published on the business day prior to the 31st of July 2008, plus lawful linkage differentials and interest from that date until the payment to the shareholders.

          It is emphasized that the purpose of the Distribution of the
          Compromise Dividend to Group C shareholders which, as stated in the application for Approval of the Arrangement plan, shall take place only if the sale proceeding does not go through, is the termination of the legal proceedings being currently conducted between the Bank and the Group C share- holders.

3.   RESOLUTION OF THE BANK'S BOARD OF DIRECTORS

     On the 26th of May 2008, the Bank's Board of Directors resolved that, in light of the surplus of assets over liabilities of the Bank, according to the Bank's financial reports to the 31st of March 2008, and in light of the return of the perpetual deposit that accompanies the distribution, as explained above, there exists no reasonable concern that the distribution shall deprive the Bank from the ability to meet its existing and expected liabilities at the time of their payment, and in accordance therewith, it approved the filing of this application attached to the Application for
     Approval of the Arrangement, which includes the two alternatives for carrying out the distribution as detailed in this application.

     A copy of the decision of the Board of Directors is attached to the application as APPENDIX B, as an inseparable part thereof.

4.   THE GROUNDS FOR PERMITTING THE DISTRIBUTION

     4.1  Following are some data from the financial reports of the Bank to the
          31st of March 2008 ("DATE OF THE REPORT"), which should illustrate to the Court that there exists no reasonable concern that the distribution will cause the Bank not to meet its liabilities, existing or expected, when the time for their fulfillment arrives:

          The Bank's capital, including Preference shares, amounted on the date of the report to some NIS 558 million, of which a total of NIS 413 million is in respect of the Preference shares (Group C Shares and
          Group D Shares) and the remainder is equity.

     4.2  As stated, the performance of the requested distribution is accompanied by the return of the perpetual deposit to the Bank, which will dramatically improve the Bank's cash flow.

     4.3  Redemption of Group D Shares that are not held by the State, in accordance with the first alternative for carrying out the distribution as requested in this application, is an essential process and an irreplaceable condition for the purpose of carrying out the first scenario of the arrangement plan, which is intended, inter alia, to transfer a clean share position and a less complex share capital structure to the outside investor who will purchase all of the Bank's shares.

          Most of the Group D shares are held by the State. The balance of the
          Group D shares are for the most part owned by United States residents, where the location of many of them is not at all known to the Bank. It is the Bank's intention, as part of carrying out the arrangement plan, if and insofar as it shall be approved by the Honorable Court, to make use of a trust mechanism for holding the consideration that shall be received from the redemption of Group D shares that are held by the public. Should there be consideration that is not demanded within 7 years from the date of receiving the consideration in respect of the redemption of the shares, most of the consideration that has not been paid will be returned to the Bank, and the balance will be returned to the State of Israel, as detailed in the Application for Approval of the Arrangement.

     4.4  Distribution of the Compromise Dividend to Group C shareholders in accordance with the second alternative for carrying out the distribution as requested in this application, is an essential process and irreplaceable condition for the purpose of carrying out the second scenario of the arrangement plan, which is intended, inter alia, to bring about the termination of the legal proceedings being conducted between the Bank and the Group C share holders.

          It is emphasized that, pursuant to the arrangement plan, the payment of the compromised dividend by the Bank to the Group C share holders
          (in accordance with the second alternative for carrying out the distribution) shall be made in parallel (back to back) with the payment to the Bank by the State of an identical amount (net), all as detailed broadly in the application for approval of the arrangement, such that the payment of the compromise dividend will not have any effect on the Bank's cash flow.

5.   It is clarified that, pursuant to the last financial reports of the bank,
     (the reports to the 31st of March 2008), the requested distribution shall constitute a reduction in capital, since the Bank's profits for the purpose of the Profit Test set forth in the Companies Law, stand at a total of NIS
     17 million, an amount that is currently less than the amount of the requested distribution in each of the two possible alternatives. At the same time, the Bank cannot know if, at the time of actually carrying out the distribution, after approval of the arrangement, it will have sufficient profits or not, and if the distribution shall therefore constitute a reduction of capital or not. Therefore, and whereas the arrangement plan cannot be carried out without an approval of a reduction of capital, insofar as such shall exist, this application is being filed with the Honorable Court.

6.   FULFILLING THE PROVISIONS OF THE DISTRIBUTION REGULATIONS

     6.1  In parallel with the filing of this application with the Honorable
          Court, the Bank has published a notice of filing the application in the "Globes" and "Ha'aretz" newspapers as required in Section 2(a) of the Companies Regulations (Approval of Distribution) - 2001 ("THE
          DISTRIBUTION REGULATIONS"), and in accordance with that detailed in
          Regulation 3 of the Distribution Regulations.

          A copy of the text of the notice as it was published is attached to the application as APPENDIX C as an inseparable part thereof.

     6.2  Furthermore, the agreement of Kesselman and Kesselman, the company's auditing accountants, to their professional opinion in relation to the financial reports being given to creditors insofar as they shall request to receive it, is attached to the application as APPENDIX D.

     6.3  In parallel to the filing of this application with the Honorable
          Court, the Bank has sent notice of filing the application to the
          Companies Registrar in accordance with Regulation 4 of the
          Distribution Regulations.

          A copy of the text of the notice as it was filed is attached to the application as APPENDIX E as an inseparable part thereof.

     6.4  Notice to a substantial creditor and to an secured creditor of the
          Bank shall be sent as required by Regulations 2(b) and 3 of the
          Distribution Regulations.

          A copy of the text of the notice that shall be sent to creditors is attached to the application as APPENDIX F as an inseparable part thereof.

7.   DECLARATION AND AUTHORITY

     7.1  The affidavit of Dr. Ra'anan Cohen, Chairman of the Board of Directors
          of the Bank, is attached to this application for the purpose of supporting the necessary facts in the matter.

     7.2  This Honorable Court has the authority to hear this application.

          In light of all the aforementioned, the Honorable Court is asked to instruct as requested in the preamble of the application.

            (signature)                                  (signature)
-------------------------------------         ----------------------------------
           Ehud Sol, Adv.                               Asher Dovev, Adv.
        License Number 12015                          License Number 21192

                     Herzog, Fox, Ne'eman and Co. Advocates
                     Attorneys for the Bank (the Applicant)

     I hereby declare that the facts detailed in the application and its appendices, to which this declaration is an appendix, are true in content, and that this is my name and this is my signature.

                                                          (signature)
                                              ----------------------------------
                                                       Dr. Ra'anan Cohen

                                  CONFIRMATION

I hereby confirm that today, the 3rd of July 2008, there appeared before me,
Asher Dovev, Adv., Dr. Ra'anan Cohen, bearing identification certificate number
04831694, and after I warned him that he must state the truth and that he can expect the penalties determined by law should he not do so, he confirmed the correctness of the aforestated declaration and signed it before me.

               (stamp)
             (signature)
---------------------------------------
          Asher Dovev, Adv.

                                                                      APPENDIX A
                                                 TO THE DISTRIBUTION APPLICATION

THE APPLICATION FOR APPROVAL OF THE SETTLEMENT AND ARRANGEMENT PLAN ATTACHED AS
APPENDIX A' TO THE IMMEDIATE REPORT TO WHICH THIS APPLICATION TO APPROVE A
DISTRIBUTION CONSTITUTES APPENDIX C'

                                                                      APPENDIX B
                                                 TO THE DISTRIBUTION APPLICATION

Protocol Number 422                         From May 26, 2008            Page 24

4.   APPROVAL FOR FILING THE APPLICATION WITH THE COURT TO APPROVE A SETTLEMENT
     AND ARRANGEMENT PLAN ACCORDING TO SECTION 350 OF THE COMPANIES LAW,
     INCLUDING A REDUCTION OF CAPITAL, AND IN CONNECTION THEREWITH:

     a.   The Application to Approve the Arrangement Plan.

     b.   The Application to Reduce Capital.

     c.   The Opinion of Professor Y. Suary.

     d.   The Opinion of the Herzog, Fox, Neeman Law Office dated May 22, 2008.

     e.   The Document of Professor A. Barnea dated March 9, 2008.

     RESOLUTION NUMBER 3809

     a)   In reliance, INTER ALIA, on the Opinions that were submitted to the
          Audit Committee and the Board of Directors and the Document of
          Professor Barnea dated March 9, 2008, the Board believes that the
          Arrangement Plan is fair to the shareholders from the public at large, and that it will be more beneficial to them than the alternative of liquidating the Bank.

     b)   To confirm that in light of the surplus of the Bank's assets over its liabilities, according to the Bank's statements as of March 31, 2008, and in light of the repayment of the perpetual deposit that is ancillary to the "distribution", according to the Arrangement Plan, distribution which results from the redemption of the D and DD shares held by the public, or payment of half of the accrued preferential dividend to the C, CC and CC1 shareholders (for the period of July 1,
          2002 - July 31, 2008), no reasonable concern exists that the
          "distribution" will deprive the Bank of the ability to meet its existing and anticipated liabilities when the date of the fulfillment thereof arrives.

     c)   To approve the filing of the Application to Approve the Arrangement
          Plan between the Bank and its shareholders as well as the Application to Reduce Capital relating thereto pursuant to the texts attached to this protocol as Appendices A and B, this subject to the provisions of paragraphs (d) and (e) hereof.

     d)   To authorize the management of the Bank to approve the making of changes and/or amendments to or in the text of the Application to
          Approve the Arrangement Plan and the text of the Application to Reduce
          Capital, and also to approve the text and terms of the Appendices to those Applications, all subject to the same not effecting any material change of the Arrangement Plan and/or the Reduction of Capital as
          expressed in the texts that have been presented to the Board.

     e)   Prior to the Application being filed, the Bank will be required to obtain from the Government Companies Authority, the following approvals and clarifications:

          (1)  Approval that the retirement payments of the employees will be deposited with a trust company, as requested in the Bank's letter of May 14, 2008.

          (2)  Approval that the requirements of the Bank of Israel relating to the privatization of the Bank will be integrated into the
               purchase contract of the Bank's shares, as requested in the
               Bank's letter of May 13, 2008.

          (3)  Approval of suitable provisions being included in the purchase contract of the Bank's shares, whereby the purchaser will
               undertake that the Bank, after having been purchased by it, will not renege on its commitments.

          (4)  Approval that the Settlement and Arrangement Plan between the
               Bank and its shareholders meets the approval of and has the consent of the Government Companies Authority.

     f)   The Board determines that the Arrangement Plan and the distribution relating to thereto do not prejudice the Bank's interests.

     g)   The management will examine and report to the Board on the insurance cover for the Board's liability in connection with the privatization of the Bank

                                                                      APPENDIX C
                                                 TO THE DISTRIBUTION APPLICATION

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

             NOTICE OF FILING AN APPLICATION TO APPROVE DISTRIBUTION

Pursuant to Regulation 3 of the Companies Regulations (Approval of
Distribution), 2001, the Industrial Development Bank of Israel Ltd., ("THE
COMPANY") respectfully gives notice that on July 6, 2008, the Company filed an application to approve a distribution that does not fulfill the profit test, with the Tel Aviv District Court, pursuant to section 303 of the Companies Law,
1999 ("THE APPLICATION", "THE COMPANIES LAW" respectively). The Company's creditors may apply to the Court and object to the Application within 30
(thirty) days or until such later date as will be set by the Court.

According to the Company's audited financial statements as of March 31, 2008, the Company's equity capital as of the date of the statements amounted to some
NIS 145 million, and, with the addition of the Company's preference shares, this amount stands at some NIS 558 million.

The distribution amount described in the Application is pursuant to one of the two alternatives that will take place within the framework of an application to approve a settlement and arrangement plan between the Bank and its shareholders according to Section 350 of the Companies Law, that was filed with the Tel Aviv
District Court on July 6, 2008, and consists of the redemption of the Company's
D and DD shares, in return for a maximum sum of up to US $12,517,944 (the precise amount to be computed according to the date of payment), or alternatively, the distribution of a dividend in a shekel amount equal to US
$8,093,472, according to the representative rate of exchange to be published on the business date preceding July 31, 2008, with the addition of linkage differentials and interest according to the Adjudication of Interest and Linkage
Law, 1961, as from July 31, 2008 until the date of payment, to the holders of the C, CC and CC1 shares of the Company.

A creditor of the Company may review and photocopy the full wording of the
Application at the Company's registered office at 82 Menachem Begin Road, Tel
Aviv, between 10:00 - 16:00 on Sundays through Thursdays. For information relating to the proceedings and the decisions that have been made by the Court, including information concerning the last date for filing an objection to the approval of the distribution, please contact the Company Secretary, Advocate N.
Atlas, at the Company's registered office or by telephone at: 03-6272796.

                                      Industrial Development Bank of Israel Ltd.

                                                                      APPENDIX D
                                                 TO THE DISTRIBUTION APPLICATION

[PRICEWATERHOUSECOOPERS LOGO]

--------------------------------------------------------------------------------

                                               Kesselman & Kesselman, CPA's
                                               The Trade Bldg. 25 Hamered Street
                                               Tel Aviv 68125
                                               P.O. Box 452 Tel Aviv 61003
                                               Tel: 03-7954555
                                               Fax: 03-7954556

June 24, 2008

The Industrial Development Bank of Israel Ltd.
Tel Aviv

Re:  AN APPLICATION TO APPROVE A DISTRIBUTION ACCORDING TO SECTION 303 OF THE
     COMPANIES LAW-1999

Pursuant to Regulation 5(b) of the Companies Regulations (Distribution
Approval)-2001, we do hereby confirm, as auditors of Industrial Development Bank of Israel Ltd. ("the Company"), that we consent to the handing over of our
Opinions to the financial statements of the Company to substantial creditors and/or other creditors of the Company who shall demand to receive them, this in connection to the application to distribute which the Company intends to file with the Tel Aviv District Court.

                                                     Sincerely,

                                                              (-)
                                                    Kesselman & Kesselman
                                                    Certified Public Accountants

                                                                      APPENDIX E
                                                 TO THE DISTRIBUTION APPLICATION

[HERZOG, FOX, NEEMAN & CO - ADVOCATES LOGO]

                                                    Asia House, 4 Weizman Street
                                                    Tel Aviv 64239
                                                    Tel: 03-6922020
                                                    Fax: 03-6966464
                                                    E-Mail: Hfn@hfn.co.il

                                                    July 3, 2008

Companies Registrar
97 Yafo Street (Clal Building)
JERUSALEM 94340                                     HAND DELIVERED

Dear Sir or Madam:

Re: INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD. (P.C. 52-0021924)

On behalf of my client, Industrial Development Bank of Israel Ltd. ("THE
COMPANY"), and pursuant to Regulation 4 of the Companies Regulations
(Distribution Approval)-2001, I do hereby give you notice that on July 6, 2008, the Company filed an application to approve a distribution that does not fulfill the profit test, with the Tel Aviv District Court, pursuant to Section 303 of the Companies Law, 1999 ("THE APPLICATION", "THE COMPANIES LAW" respectively).
The Company's creditors may apply to the Court and object to the Application within 30 (thirty) days or until such later date as will be fixed by the Court.

According to the Company's audited financial statements as of March 31, 2008, the Company's equity capital as of the date of the statements amounted to some
NIS 145 million, and, with the addition of the Company's preference shares, this amount stands at some NIS 558 million.

The distribution amount described in the Application is pursuant to one of the two alternatives that will take place within the framework of an application to approve a settlement and arrangement plan between the Bank and its shareholders according to section 350 of the Companies Law, that was filed with the Tel Aviv
District Court on July 6, 2008, and consists of the redemption of the Company's
D and DD shares, in return for a maximum sum of up to US $12,517,944 (the precise amount to be computed according to the date of payment), or alternatively, the distribution of dividend in a shekel amount equal to US
$8,093,472, according to the representative rate of exchange to be published on the business date preceding July 31, 2008, with the addition of linkage differentials and interest according to the Adjudication of Interest and Linkage
Law, 5721-1961, as from July 31, 2008 until the date of payment, to the holders of the C, CC and CC1 shares of the Company.

A creditor of the Company may review and photocopy the full wording of the
Application at the Company's registered office at 82 Menachem Begin Road, Tel
Aviv, between 10:00 - 16:00 on Sundays through Thursdays. For information relating to the proceedings and the decisions that have been made by the Court, including information concerning the last date for filing an objection to the approval of the distribution, please contact the Company Secretary, Advocate N.
Atlas, at the Company's registered office or by telephone at: 03-6272796.

I am available for any question or clarification that may be required.

                                                     Sincerely,

                                                     Asher Dovev
                                                     Advocate

                                                                      APPENDIX F
                                                 TO THE DISTRIBUTION APPLICATION

[INDUSTRIAL DEVELOPMENT BANK LOGO]

                                                                    July 6, 2008

STATE OF ISRAEL

Dear Sir or Madam:

Re:  Industrial Development Bankof Israel Ltd. (P.C. 52-0021924)("the Bank") AN
     APPLICATION TO APPROVE A DISTRIBUTION PURSUANT TO SECTION 303 OF THE
     COMPANIES LAW-1999

We respectfully inform you, pursuant to Regulation 2(b) and 3 of the Companies
Regulation (Distribution Approval)-2001, that on July 6, 2008, the Bank filed an application to approve a distribution that does not fulfill the profit test, with the Tel Aviv District Court, pursuant to Section 303 of the Companies Law,
1999 ("THE APPLICATION", "THE COMPANIES LAW" respectively). The Bank's creditors may apply to the Court and object to the Application within 30 (thirty) days or until such later date as will be fixed by the Court.

The date to determine if one is a creditor of the Bank is the date of the publishing of the notice in the newspapers, meaning-the end of the business day on July 6, 2008.

According to the Bank's audited financial statements as of March 31, 2008, the
Bank's equity capital as of the date of the statements amounted to some NIS 145 million, and, with the addition of the Bank's preference shares, this amount stands at some NIS 558 million.

The distribution amount described in the Application is pursuant to one of the two alternatives that will take place within the framework of an application to approve a settlement and arrangement plan between the Bank and its shareholders according to section 350 of the Companies Law, that was filed with the Tel Aviv
District Court on July 6, 2008, and consists of the redemption of the Company's
D and DD shares, in return for a maximum sum of up to US $12,517,944 (the precise amount to be computed according to the date of payment), or alternatively, the distribution of dividend in a shekel amount equal to US
$8,093,472, according to the representative rate of exchange to be published on the business date preceding July 31, 2008, with the addition of linkage differentials and interest according to the Adjudication of Interest and Linkage
Law, 5721-1961, as from July 31, 2008 until the date of payment, to the holders of the C, CC and CC1 shares of the Bank.

One may review and photocopy, at the creditor's expense, the full wording of the
Application at the Company's registered office at 82 Menachem Begin Road, Tel
Aviv, between 10:00 - 16:00 on Sundays through Thursdays. For information relating to the proceedings and the decisions that have been made by the Court, including information concerning the last date for filing an objection to the approval of the distribution, please contact the Company Secretary, Advocate N.
Atlas, at the Company's registered office or by telephone at: 03-6272796.

The Bank is available for any question or clarification that may be required.

                                                     Sincerely,

                                    Industrial Development Bank of Israel Ltd.

                                                                      APPENDIX D
                                                         TO THE IMMEDIATE REPORT

In the District Court
IN TEL AVIV YAFO                                     Bankruptcy File 2069/08

In the Matter of: Industrial Development Bank of Israel Ltd.
                  (P.C. 52-002192-4) ("THE BANK")
                  By its Representatives Ehud Sol, Adv. and/or Asher Dovev, Adv.
                  Herzog, Fox, Neeman & Co., Advocates
                  4 Weizman Street, Tel Aviv 64239
                  Tel: 03-6922020, Fax: 03-6966464

                                POWER OF ATTORNEY

I, the undersigned, _________________, Identity Number ________________ holder of shares of the Bank as listed below, do hereby appoint _______________ as my representative in each one of the class meetings which will take place on
October 30, 2008, or any deferred date, in which I am entitled to participate and vote, in order for him to vote on my behalf as follows:

_____ FOR     _____ AGAINST the Arrangement Plan.

_____ According to his judgment as he sees fit under the circumstances and in light of the data provided to him and that will be provided to him at the class meeting of the Bank.

The above Power of Attorney is given by me by virtue of and for the following shares which I hold in the Bank's capital, and this subject to the limitations detailed in the footnotes below:

--------------------------- ------------------------- ------------------------- -------------------------
                                                       DO I HAVE A PERSONAL INTEREST IN THE APPROVAL OF
                                                                     THE ARRANGEMENT PLAN(2)
                                   NUMBER OF          ---------------------------------------------------
     CLASS OF SHARES             SHARES OWNED(1)                YES*                       NO
--------------------------- ------------------------- ------------------------- -------------------------
    ORDINARY PREFERRED
--------------------------- ------------------------- ------------------------- -------------------------
            A'
--------------------------- ------------------------- ------------------------- -------------------------
            C'
--------------------------- ------------------------- ------------------------- -------------------------
           CC'
--------------------------- ------------------------- ------------------------- -------------------------
           CC'1
--------------------------- ------------------------- ------------------------- -------------------------
            D'
--------------------------- ------------------------- ------------------------- -------------------------
            DD
--------------------------- ------------------------- ------------------------- -------------------------

* If I marked that I have a personal interest, I do herby detail the nature of this interest (it is clarified that a personal matter shall be considered any additional interest exceeding the mere interest all the Bank shareholders may have, deriving from the monies to be received under the Arrangement Plan):
____________________________________________________

Date: __________                                   Signature: __________________

                             SIGNATURE CONFIRMATION

I, the undersigned, do hereby confirm that Mr./Ms. _________________ holder of
Identity Number ________________ who is known to me, signed on this Power of
Attorney.

Date: __________                                    __________________________
                                                    __________________, Advocate

1. Any shareholder holding Group C Shares (C', CC' or CC'1) as well as Ordinary
Preferred Shares shall declare the number of shares he holds from each of the said classes. Such a shareholder may participate and vote only in the class meeting in which the rate of his holdings (in percentages) is higher.

2. The vote of any shareholder who marks "Yes" or who fails to fill this column shall not be counted.

                                                                      APPENDIX E
                                                         TO THE IMMEDIATE REPORT

In the District Court
IN TEL AVIV YAFO                                     Bankruptcy File 2069/08

In the Matter of: Industrial Development Bank of Israel Ltd.
                  (P.C. 52-002192-4) ("THE BANK")
                  By its Representatives Ehud Sol, Adv. and/or Asher Dovev, Adv.
                  Herzog, Fox, Neeman & Co., Advocates
                  4 Weizman Street, Tel Aviv 64239
                  Tel: 03-6922020, Fax: 03-6966464

                      CONSENT/OBJECTION TO THE ARRANGEMENT

I, the undersigned, _________________, Identity Number ________________ holder of shares of the Bank as listed below, do hereby request from the Chairman of each one of the class meetings which will take place on October 30, 2008, or any deferred date, in which I am entitled to participate and vote, to record in the protocol my position regarding the Arrangement Plan offered by the bank as follows:

_____I am in favor of accepting the Arrangement Plan of the Bank as provided to
me.

_____I am against accepting the Arrangement Plan of the Bank as provided to me.

_____ My reservations regarding the Arrangement Plan are as follows:

_____________________________________________________________________

_____ I agree to any amendment of the Arrangement Plan which will be acceptable to a majority of shareholders of the Bank, holding the class of shares the subject of this letter of consent/objection.

_____ I object to any amendment of the Arrangement Plan even if it will benefit the shareholders of the Bank, holding the class of shares the subject of this letter of consent/objection.

My above position is given by me by virtue of and for the following shares which
I hold in the Bank's capital, and this subject to the limitations detailed in the footnotes below:

--------------------------- ------------------------- ------------------------- -------------------------
                                                       DO I HAVE A PERSONAL INTEREST IN THE APPROVAL OF
                                                                     THE ARRANGEMENT PLAN(2)
                                   NUMBER OF          ---------------------------------------------------
     CLASS OF SHARES             SHARES OWNED(1)                YES*                       NO
--------------------------- ------------------------- ------------------------- -------------------------
    ORDINARY PREFERRED
--------------------------- ------------------------- ------------------------- -------------------------
            A'
--------------------------- ------------------------- ------------------------- -------------------------
            C'
--------------------------- ------------------------- ------------------------- -------------------------
           CC'
--------------------------- ------------------------- ------------------------- -------------------------
           CC'1
--------------------------- ------------------------- ------------------------- -------------------------
            D'
--------------------------- ------------------------- ------------------------- -------------------------
            DD
--------------------------- ------------------------- ------------------------- -------------------------

* If I marked that I have a personal interest, I do herby detail the nature of this interest (it is clarified that a personal matter shall be considered any additional interest exceeding the mere interest all the Bank shareholders may have, deriving from the monies to be received under the Arrangement
Plan):__________________________________________________________________

Date: __________                                   Signature: __________________

                             SIGNATURE CONFIRMATION

I, the undersigned, do hereby confirm that Mr./Ms. _________________ holder of
Identity Number ________________ who is known to me, signed on this document.

Date: __________                                    __________________________
                                                    __________________, Advocate

1. Any shareholder holding Group C Shares (C', CC' or CC'1) as well as Ordinary
Preferred Shares shall declare the number of shares he holds from each of the said classes. Such a shareholder may participate and vote only in the class meeting in which the rate of his holdings (in percentages) is higher.

2. The vote of any shareholder who marks "Yes" or who fails to fill this column shall not be counted.

                                                                      APPENDIX F
                                                         TO THE IMMEDIATE REPORT

                                                              September 25, 2008

                   SETTLEMENT AND ARRANGEMENT PLAN BETWEEN THE
  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD. ("THE BANK") AND ITS SHAREHOLDERS

1.   On July 6, 2008 the Bank submitted to the District Court of Tel Aviv-Yafo an application to approve a settlement and arrangement plan between it and its shareholders pursuant to Section 350 of the Israeli Companies Law-1999
     ("THE ARRANGEMENT PLAN").

2.   In a nutshell, according to the Arrangement Plan, all of the shares of the
     Bank (except Preference D and Preference DD shares not held by the State of
     Israel) will be sold (within the framework of a sale process that will be carried out by the Israeli Government Companies Authority) whereas
     Preference D and Preference DD shares not held by the State of Israel will be redeemed including the payment of the preference dividend in arrears for them. The sale must be completed by December 31, 2009 and the redemption will be carried out upon the completion of the sale. The distribution of the sale proceeds among the shareholders of the various classes will be done according to a formula devised as part of the Arrangement Plan. The proceeds of the sale and redemption (except for those designated for the
     State of Israel and the holders of Ordinary A and Ordinary B shares of the
     Bank) will be deposited in trust with Ubank Trust Company ("THE TRUSTEE")
     and the shareholders will be able to receive them from the Trustee during a period of 7 years.

     If the sale is not be completed by December 31, 2009, then the sale and redemption described above will not be implemented at all, and in their place the Preference C, Preference CC and Preference CC1 shareholders will be paid 50% of the preferred dividend for their shares for the period between July 1, 2002 and July 31, 2008.

     In each one of the two above-mentioned alternate scenarios, either the sale and redemption or the payment of half of the preferred dividend, the Bank will get back (immediately upon the Court's approval of the Plan) most of its perpetual deposit at the Ministry of Finance which originated from the proceeds from the issuance of the Preference C, Preference CC, Preference
     CC1, Preference D and Preference DD shares.

3.   The description above in Paragraph 2 is a brief and incomplete description intended to give only a first impression of the Arrangement Plan. The
     Bank's shareholders are requested to review the Immediate Report in Hebrew that the Bank issued on September 25, 2008 on the website of the Israeli
     Securities Authority, www.magna.isa.gov.il., regarding the summoning of class meetings of the shareholders in order to approve the Arrangement Plan
     ("THE IMMEDIATE REPORT"). Attached to the Immediate Report are the full text of the Arrangement Plan and various appendices, including the trust agreement signed by the Trustee regarding the proceeds of the sale and redemption which will be deposited with it as aforesaid (an agreement which will also be brought before the class meetings for their approval). An
     English translation of the Immediate Report including the Arrangement Plan, and the above trust agreement, were publicized by the Bank within an
     Immediate Report it issued to the SEC (Securities and Exchange Commission)
     also on September 25, 2008, and it can be viewed on the website of the SEC
     (www.sec.gov.). It is hereby clarified that the Hebrew texts of the
     Arrangement Plan and its appendices and of the trust agreement are binding, and in any event of a contradiction between a Hebrew text and its translation to English, the Hebrew text will prevail.

4.   As detailed in the Immediate Report, the Arrangement Plan requires the approval of the class meetings of the shareholders by the majority set forth in the Israeli Companies Law-1999, and thereafter the approval of the
     Court.

5.   The class meetings will take place on October 30, 2008, in Israel, at the offices of Herzog, Fox, Neeman - Advocates, 4 Weizman Street, Tel Aviv,
     Israel.

6.   A shareholder is entitled to vote at the class meetings in person or by written ballot or by a power of attorney or by submitting a notice of consent or objection to the Arrangement Plan. The power of attorney and the notice of consent or objection must be prepared according to the forms in the Israeli Companies Regulations (Application for Settlement or
     Arrangement)-2002. These forms were attached as appendices D and E to the
     Immediate Report.

7.   Attached hereto is a written ballot prepared pursuant to the provisions of
     Israeli law. Voting by using the written ballot shall be done using Part
     Two of the written ballot. The written ballot must be sent to the Bank's offices at least 72 hours prior to the class meeting.

8.   The information contained in this document is not in place of nor in addition to the information contained in the Immediate Report. In the event of any contradiction, the Immediate Report including its appendices will prevail.

                                                     Sincerely yours,

                                                     Natan Atlas, Advocate
                                                     Corporate Secretary
                                                     Tel: 972-3-6272796

DATE: SEPTEMBER 25, 2008

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.
                                  PC 520021924
                                  ("THE BANK")

                         SHAREHOLDER'S WRITTEN BALLOT(1)
 ACCORDING TO THE COMPANIES REGULATIONS (VOTING IN WRITING AND POSITION PAPERS)
                      5766-2005 ("THE VOTING REGULATIONS")

PART ONE:

1.   COMPANY NAME: INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

2.   MEETING TYPE, DATE AND LOCATION:

     We hereby give notice of the convening of class meetings of the Bank's shareholders to take place on Thursday, October 30, 2008, at the times detailed below at the offices of Herzog, Fox, Neeman - Advocates, 4 Weizman
     St. Tel Aviv, Israel, on their agenda being the approval of the Arrangement
     Plan, including the trust agreement, as detailed in Section 3 below. The class meetings shall be gathered at the following times:

     2.1. Meeting of holders of Preferred Ordinary shares at 09:30 A.M.

     2.2. Meeting of holders of Preference C, CC and CC1 shares ("GROUP C
          SHARES") at 10:00 A.M.

     2.3. Meeting of holders of Preference D and DD shares ("GROUP D SHARES") at
          10:30 A.M.

     2.4. Meeting of Ordinary A shareholders at 11:00 A.M.

3.   DETAILS OF THE TRANSACTION ON THE AGENDA, ABOUT WHICH VOTES MAY BE CAST BY
     WRITTEN BALLOT:

     The approval of a settlement and arrangement plan between the Bank and its shareholders in accordance with Section 350 of the Companies Law 5769-1999
     ("THE COMPANIES LAW"), attached as APPENDIX A to the Immediate Report published by the Bank on September 25, 2008 ("THE ARRANGEMENT PLAN"), in
     accordance with the terms detailed therein, including the trust agreement attached as Appendix B to said Immediate Report.

4.   TEXT OF THE PROPOSED RESOLUTION:

     To approve the Arrangement Plan between the Bank and its shareholders in accordance with Section 350 of the Companies Law, attached as APPENDIX A to the Immediate Report published by the Bank on September 25, 2008, in accordance with the terms detailed therein, including the trust agreement attached as APPENDIX B to said Immediate Report.

5.   REVIEWING DOCUMENTS:

     Each Bank shareholder may review this Report, and any document mentioned in this Report, at the Bank's offices at 82 Menachem Begin St. Tel Aviv,
     Israel, by prior appointment with the Bank Secretary, Natan Atlas, Adv.
     (phone: 972-3-6272796), from Sunday to Thursday, during regular work hours, starting September 28, 2008 until the convening of the class meetings.

6.   LEGAL QUORUM AND THE REQUIRED MAJORITY NEEDED TO APPROVE THE PROPOSED
     TRANSACTION:

     In accordance with the provisions of Section 350 of the Companies Law, the majority needed for each class meeting for the approval of the Arrangement
     Plan is a majority of number of shareholders participating in the vote, with the exception of abstentions, holding 75% of the value represented in the voting.

     In accordance with the provisions regarding the gathering of class meetings included in the Arrangement Plan, in each of the shareholders' class meetings, at least two shareholders, present in person or via agent or by ballot, and holding or representing at least one third (33.3%) of the value of shares entitled to participate in the class meeting, with the exception of the value of the holdings of the State of Israel of shares relating to the meeting in question - shall be considered a legal quorum. In class meetings of Group C Shares and Group D Shares, the represented value shall be determined as follows: $1 U.S. for each Preference C share; $10 U.S. for each Preference CC share; $10 U.S. for each Preference CC1 share; $100 U.S.
     for each Preference D share; and $1,000 U.S. for each Preference DD share.

----------

(1)  The following is to be made clear: a. Ordinary A shareholders shall only participate and vote in the Ordinary A shareholder class meeting, even if they hold shares of various classes; b. shareholders holding both Group C
     Shares and Preferred Ordinary shares, shall be entitled to participate only in the class meeting in which the rate of their holdings (in percentages)
     is higher.

7.   VALIDITY OF THE WRITTEN BALLOT AND THE LAST DATE TO SUBMIT A WRITTEN BALLOT
     AND POSITION PAPERS

     The vote on the matter of the decision described above, which is on the agenda, shall be carried out using Part Two of the written ballot attached to the summons to the meetings, as published on the distribution site of the Securities Authority - www.magna.isa.gov.il. In addition, the shareholder may approach the Bank directly and receive the text of the written ballot. The last date to submit the written ballot, and the documents to be attached to it as detailed below, is 72 hours before the voting. In this regard, the "submission date" is the date on which the written ballots and attached documents arrived at the Bank's offices.

     The last date to submit the position papers by Bank shareholders is October
     12, 2008.

     The last date to submit the Board of Directors' reply to the position papers of Bank shareholders is October 17, 2008.

     The Bank shall send its shareholders, as listed in the stockholders register, a copy of each position paper which includes the reply from the
     Board of Directors, on the day it is issued to the Securities Authority and the Stock Exchange.

     A written ballot shall be valid only if the following documents are attached to it: for unlisted shareholders(2) - ownership confirmation (see
     Section 11 below); for listed shareholders(3) - a copy of their ID card, passport or certificate of incorporation. Any written ballot submitted without the above shall be considered invalid.

8.   THE BANK'S ADDRESS FOR WRITTEN BALLOTS DELIVERY: at the Bank's offices at
     82 Menachem Begin

     Rd., Tel Aviv, Israel.

9.   VOTING ON-LINE: the Bank does not permit voting via the internet.

10.  ADDRESS OF THE DISTRIBUTION SITE OF THE SECURITIES AUTHORITY AND THE
     WEBSITE OF THE TEL AVIV STOCK EXCHANGE LTD., ON WHICH THE WRITTEN BALLOTS
     AND POSITION PAPERS ARE POSTED:

     Distribution site of the Securities Authority: www.magna.isa.gov.il.
     Tel Aviv Stock Exchange Ltd. Website: http://maya.tase.co.il.

11.  RECEIVING OWNERSHIP CONFIRMATIONS, WRITTEN BALLOTS AND POSITION PAPERS:

     Unlisted shareholders (see footnote 2 below) are entitled to receive ownership confirmations at an Israeli Stock Exchange member branch or via mail, if they so request. Requests pertaining to this matter shall be given in advance to a specific securities account. Unlisted shareholders are entitled to receive a link to the written ballot form and position papers on the distribution site, via email, from the Israeli Stock Exchange members through which they hold their shares, unless they inform their
     Stock Exchange member that they are not interested in receiving such a link or that they are interested in receiving written ballots via mail for a fee; notices regarding written ballots shall also apply to position papers.

12.  REVIEWING WRITTEN BALLOTS:

     One or more shareholder holding, on the Record Date, Bank shares at a rate equal to five percent (5%) or more of the value of shares granting the right to participate in a class meeting (with the exception of the holdings of the State of Israel holding relating to the meeting in question), with the value of the Group C Shares and Group D Shares calculated as per
     Section 6 above(4), may, in person or via an agent, after the meeting convenes, review the written ballots which arrived at the Bank, at the
     Bank's registered office, during regular work hours,

----------

(2)  Persons with shares listed with Israeli Stock Exchange members, with those shares included among the shares listed on the Bank's stockholders register in the name of a nominee company.

(3)  A shareholder listed in the Bank's stockholders register.

(4)  In class meetings of Group C Shares and Group D Shares, the represented value shall be determined based upon the following specifications: $1 U.S.
     for each Preference C share; $10 U.S. for each Preference CC share; $1 U.S.
     for each Preference CC1 share; $100 U.S. for each Preference D share;
     $1,000 U.S. for each Preference DD share;

     The Court may, at the request of a shareholder not holding the aforementioned rate on the Record Date, instruct the Bank to permit the shareholder to review the written ballots, in whole or in part, under conditions so determined.

13.  RESCINDING A WRITTEN BALLOT

     A shareholder may, up to twenty four (24) hours before the convening of the meeting, approach the Bank's registered office, and after proving his identity to the satisfaction of the Bank Secretary or any other employee to which the task is entrusted, withdraw his written ballot and confirmation of ownership, or cancel his vote; in the event that he so acts, the shareholder may only vote in the meeting itself.

     Shareholders shall mark their votes in matters on the agenda on Part Two of this written ballot.

PART TWO:

COMPANY NAME: Industrial Development Bank of Israel Ltd.

COMPANY ADDRESS: (for delivery and mailing of written ballots):
                  82 Menachem Begin Rd.,
                  Tel Aviv 61200, Israel.

COMPANY NUMBER: 520021924.

MEETING DATE: October 30, 2008

MEETING TYPE: Shareholder Class Meetings.

RECORD DATE: October 2, 2008

SHAREHOLDER DETAILS:

Shareholder Name: ________________

ID No. __________________________

If the shareholder does not have an Israeli ID-

Passport No.:_____________________

Country of Issue: _________________

Date of Expiry: ___________________

If the shareholder is a corporation -

Corporation No.:__________________

Country of Incorporation: ___________

THE VOTE:

                                                                                                                Do you have  a Personal
                                                                                                                    Interest in the
                                                            Number of Shares             Vote(6)                      Decision?(7)
                                               Type of        Owned by the    -------------------------------- ---------------------------
Subject on the Agenda                           Shares       Shareholder(5)     For     Against      Abstain        Yes*          No
-------------------------------------------- ------------- ------------------ ------- ------------ ----------- ------------- -------------
Approval of the Arrangement Plan between the      C
Bank and its Shareholders according to       ------------- ------------------ ------- ------------ ----------- ------------- -------------
Section 350 of the Companies Law, attached        CC
as Appendix A to an Immediate Report issued  ------------- ------------------ ------- ------------ ----------- ------------- -------------
by the Bank on September 25, 2008, in             D
accordance with the terms detailed therein,  ------------- ------------------ ------- ------------ ----------- ------------- -------------
including the trust agreement attached as
Appendix B to said Report.                        DD
-------------------------------------------- ------------- ------------------ ------- ------------ ----------- ------------- -------------

* Please specify below the nature of your personal interest, if you marked that you have a personal interest in the matter. To be clear, a personal interest shall be considered any additional interest exceeding the mere interest any Bank shareholder may have, deriving from the monies to be received under the
Arrangement Plan:

________________________________________________________________________________

________________________________________________________________________________

_____________________                                    _______________________
      Date                                                Shareholder Signature

----------

(5)  Any shareholder holding Group C Shares as well as Preferred Ordinary shares shall declare on the date of the meeting or in the framework of the written ballot the number of shares he holds from each of the classes of shares in question. Such a shareholder may participate and vote only in the class meeting in which the rate of his holdings (in percentages) is higher.

(6)  Failure to mark shall be considered as an "abstain" vote on the subject in question.

(7)  The vote of any shareholder marking "Yes" or failing to fill this column shall not be counted.